Form 20-F
period 2015-12-31
Vascular Biogenics Ltd.
filed 2016-03-29
CIK 1603207

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

As of December 31, 2015, the Registrant had 22,470,321 Ordinary Shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)    Yes  ☒    No  ☐

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

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

General Matters

In this Annual Report on Form 20-F (“Annual Report”), unless the context indicates otherwise, references to “NIS” are to the legal currency of Israel, “U.S. dollars,” “$” or “dollars” are to United States dollars, and the terms “we,” “us,” “our company,” “our,” and “Vascular Biogenics” refer to Vascular Biogenics Ltd.

Cautionary Note Regarding Forward-Looking Statements

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

The audited financial statements for the years ended December 31, 2015, 2014 and 2013 in this Annual Report have been prepared in accordance with the international financial reporting standards (“IFRS”) as issued by the international accounting standards board (“IASB”).

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table summarizes our financial data. We have derived the summary statements of operations data for the years ended December 31, 2015, 2014, and 2013 and the balance sheet data as of December 31, 2015 and 2014 from our audited financial statements included elsewhere in this Annual Report. The balance sheet data as of December 31, 2013 and 2012 and the statement of operations data for the year ended December 31, 2012 is derived from audited financial statements not included in this Annual Report.

The summary of our financial data set forth below should be read together with our financial statements and the related notes, as well as the section entitled “Item 5. Operating and Financial Review and Prospects,” included elsewhere in this Annual Report.

			December 31, (in thousands, except share and per-share data)
	2015	2014	2013	2012
Research and development expenses, net	$11,198	$10,974	$13,058	$10,572
General and administrative expenses	3,673	3,804 *	2,452	1,897
Operating loss	14,871	14,778	15,960	12,469
Financial income	(100)	(15)	(240)	(295)
Financial expenses:
Loss from change in fair value of convertible loan	—	2,342	1,638	—
Other financial expenses	117	302	12	51
Financial expenses (income), net	17	2,629	1,410	(244)
Other comprehensive income	(6)	(10)	(22)	(7)
Comprehensive Loss	$14,882	$17,397	17,348	$12,218
Loss per ordinary share, basic and diluted (1)	$0.73	$3.09	$15.82	$11.13
Weighted average ordinary shares outstanding, basic and diluted (1)	20,309,596	5,627,324	1,098,248	1,098,248

*	Includes a one-time expense related to the IPO grant of options to our Chief Executive Officer of $2.2 million.

	December 31,
	2015	2014	2013	2012
	(in thousands)
Statement of financial position data:
Cash and cash equivalents and short-term bank deposits	$37,146	$36,783	$10,871	$13,959
Total assets	39,238	38,138	11,827	15,224
Total liabilities	4,231	3,036	35,410	2,552
Total equity (capital deficiency)	35,007	35,102	(23,583)	12,672

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

We are a clinical-stage biotechnology company, and we have not yet generated any revenue. We have incurred losses in each year since our inception in 2000, including net losses of $14.9 million, $17.4 million and $17.4 million for the years ended December 31, 2015, 2014 and 2013, respectively. As of December 31, 2015, we had an accumulated deficit of $142.0 million.

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

We are currently advancing VB-111 for rGBM, ovarian cancer and thyroid cancer. We intend to advance this current clinical product candidate through clinical development and other product candidates through pre-clinical and clinical development. Developing pharmaceutical products is expensive, and we expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we advance our product candidates in clinical trials. For instance, in order to complete our Phase 3 trial of VB-111, we will need to obtain additional funding.

As of December 31, 2015, our cash and cash equivalents and short-term bank deposits were $37.1 million. As of December 31, 2015, we estimate that our existing cash, cash equivalents and short-term bank deposits will be sufficient to fund our operations for approximately 30 months. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches. In any event, we will require additional capital to obtain regulatory approval for our product candidates, and to commercialize any that receive regulatory approval. Raising funds in the current economic environment may present additional challenges. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

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

Through December 31, 2015 we had received an aggregate of $18.1 million in the form of grants from the Israeli Office of the Chief Scientist, or OCS. The requirements and restrictions for such grants are found in the Israel Encouragement of Research and Development in Industries, or the Research Law. Under the Research Law, royalties of 3% to 3.5% on the revenues derived from sales of products or services developed in whole or in part using these OCS grants are payable to the Israeli government. We developed both of our platform technologies, at least in part, with funds from these grants, and accordingly we would be obligated to pay these royalties on sales of any of our product candidates that achieve regulatory approval. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. As of December 31, 2015, the balance of the principal and interest in respect of our commitments for future payments to the OCS totaled approximately $21.7 million. As of December 31, 2015, we had not paid any royalties to the OCS. As part of funding our current and planned product development activities, we submitted follow-up grant application totaling between $1.0 million and $3.0 million for 2016 in connection with our oncology program. We do not intend to submit any further application in support of the development of VB-201/Lecinoxoid project.

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

These restrictions will continue to apply even after we have repaid the full amount of royalties on the grants. For the years ended December 31, 2015, 2014 and, 2013, we recorded grants totaling $1.9 million, $1.6 million, and $0.6 million from the OCS, respectively. The grants represented 14%, 12.7%, and 4% respectively, of our gross research and development expenditures for the years ended December 31, 2015, 2014 and, 2013. If we fail to satisfy the conditions of the Research Law, we may be required to refund certain grants previously received together with interest and penalties, and may become subject to criminal charges.

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

We have invested a significant portion of our efforts and financial resources in the development of VB-111 for rGBM, for which we are conducting our Phase 3 pivotal trial, and VB-201 for psoriasis and ulcerative colitis for which we have recently completed Phase 2 clinical trials in which it did not meet its primary endpoints. Our ability to generate product revenue from our product candidate depends heavily on the successful development and commercialization of our products, which, in turn, depends on several factors, including the following:

•	our ability to continue and support the lecinoxoids platform technology in light of the negative results in psoriasis and ulcerative colitis, or otherwise out-license or collaborate with third party partner to further develop the platform;

•	our ability to continue and support the VTS platform technology and its lead candidate VB-111 in light of the negative results in the clinical development of the VB-201 in psoriasis and ulcerative colitis;

•	successfully completing our ongoing and future trials of VB-111 for rGBM;

•	our ability to raise additional funding sufficient to conduct other future clinical trials, especially as we might suffer from the loss of trust from the investors and financial institutions community due to the negative results of the VB-201 in psoriasis and ulcerative colitis;

•	demonstrating that VB-111 for rGBM is safe and effective at a sufficient level of statistical or clinical significance and otherwise obtaining marketing approvals from regulatory authorities;

•	establishing successful manufacturing arrangements with third-party manufacturers that are compliant with current good manufacturing practices, or cGMP, and which will ensure the development of a large scale manufacturing process and adequate facilities or being able to conduct such manufacturing ourselves;

•	establishing a facility as a second source for the manufacture of commercial quantities of VB-111, if approved;

•	establishing successful sales and marketing arrangements for VB-111, if approved;

•	maintaining an acceptable safety and efficacy profile for VB-111;

•	the availability of coverage and reimbursement to patients from healthcare payors for VB- 111, if approved; and

•	other risks described in these “Risk Factors.”

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

We are currently in Phase 3 clinical trial for VB-111 for rGBM and Phase 2 clinical trials for VB-111 for rGBM, ovarian cancer and thyroid cancer. Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates in humans. Clinical testing is expensive, time-consuming and uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

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

Although we have reached agreement with the FDA on the SPA relating to our pivotal Phase 3 clinical trial of VB-111 for rGBM, the agency’s concurrence does not guarantee any particular outcome with respect to regulatory review of the pivotal trial or with respect to regulatory approval of VB-111.

The FDA normally requires two pivotal clinical trials to approve a biologic or drug product. The FDA typically does not consider a single clinical trial to be adequate to serve as a pivotal trial unless it is, among other things, well-controlled and demonstrates a clinically meaningful effect on mortality, irreversible morbidity, or prevention of a disease with potentially serious outcome, and a confirmatory trial would be practically or ethically impossible. Although we have reached agreement with the FDA on an SPA under which we agreed with the FDA that, if successful, our pivotal Phase 3 clinical trial will be sufficient for approval, and even if we believe that the data from the pivotal Phase 3 clinical trial are supportive, an SPA is not a guarantee of approval, and we cannot be certain that the design of, or data collected from, the pivotal Phase 3 clinical trial will be adequate to demonstrate the safety, purity and potency of VB-111 for the potential treatment of rGBM, or will otherwise be sufficient to support FDA or any foreign regulatory approvals. Indeed, while the FDA has accepted our planned safety database, the agency has stated that the adequacy of such database will depend on the magnitude of the clinical benefit and the adverse event profile.

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

We do not expect to independently conduct all aspects of our product manufacturing, protocol development, research and pre-clinical and clinical testing. We currently rely, and expect to continue to rely, on third parties with respect to these items. In addition, we may pursue further clinical development of VB-111 for thyroid cancer or other indications with a strategic partner.

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

Our development of VB-111 for the treatment of rGBM relies upon the continued availability of bevacizumab for the treatment of rGBM, and any interruption in availability or supply of bevacizumab, or negative results concerning the use of bevacizumab in rGBM or otherwise, may cause delays in our ongoing Phase 3 clinical trial or, if approved, adversely affect commercial utilization of VB-111.

Our ongoing Phase 3 trial of VB-111 for the treatment of rGBM is designed for use of VB-111 in combination with bevacizumab. Any shortage in supply of bevacizumab or any change in its availability for use in patients with rGBM would delay enrollment or completion of our Phase 3 trial, or if approved, adversely affect commercial utilization of VB-111. We have no control over the availability of bevacizumab, which is a sole source product and which may encounter manufacturing or other problems that adversely affect its availability. While bevacizumab is the standard of care treatment for rGBM in the United States, cost and other factors have adversely impacted its availability elsewhere, and may similarly adversely impact the availability of VB-111 to be investigated or used in combination with bevacizumab. Clinical trials of bevacizumab in rGBM have achieved mixed results, and any negative future clinical results for bevacizumab in rGBM may undermine the reliability of our current Phase 3 trial design and require that we revise our development program and conduct additional trials, or prevent us from obtaining approval for VB-111 for use in combination with bevacizumab.

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

As of February 1, 2016, we had 27 employees. As we mature and undertake the activities required to advance our product candidates into later stage clinical development and to operate as a public company, we expect to expand our full-time employee base and to hire more consultants and contractors. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate or grow revenue could be compromised, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

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

We will continue to incur significant increased costs as a result of operating as a public company, and our management will continue to be required to devote substantial time to new compliance initiatives.

As a public company, we will continue to incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission, or SEC, and The NASDAQ Global Market have imposed various requirements on public companies. Recent legislation permits smaller “emerging growth companies” to implement many of these requirements over a longer period and up to five years from the pricing of our offering. We intend to take advantage of this new legislation but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Shareholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain our current levels of such coverage. While compliance with these additional requirements will result in increased costs to us, we cannot accurately predict or estimate at this time the amount of additional costs we may incur as a public company under both U.S. and Israeli laws.

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

We are exposed to the risks that the NIS may appreciate relative to the dollar, or, if the NIS instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar- denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the dollar. For example, the average exchange rate of the dollar against the NIS increased in 2015 and 2014 and decreased in 2013. Market volatility and currency fluctuations may limit our ability to cost- effectively hedge against our foreign currency exposure and, in addition, our ability to hedge our exposure to currency fluctuations in certain emerging markets may be limited. Hedging strategies may not eliminate our exposure to foreign exchange rate fluctuations and may involve costs and risks of their own, such as devotion of management time, external costs to implement the strategies and potential accounting implications. Foreign currency fluctuations, independent of the performance of our underlying business, could lead to materially adverse results or could lead to positive results that are not repeated in future periods.

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

On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law, including provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. The U.S. PTO is currently developing regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, were enacted March 16, 2013. However, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

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

If we or one of our licensing partners initiated legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant may contend that the patent covering our product candidate is invalid, unenforceable or fails to cover the product candidate or the infringing product. In patent litigation in the United States, defendants commonly allege that asserted patent claims are invalid and unenforceable. Grounds for a validity challenge could be an alleged failure to meet one or more of several statutory requirements, including lack of novelty, obviousness, lack of written description, indefiniteness and non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the U.S. PTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, and equivalent proceedings in foreign jurisdictions, such as opposition proceedings. Such proceedings could result in revocation, amendments to our patent claims or statements being made on the record such that our claims may no longer be construed to cover our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity, unenforceability or non-infringement, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the market price of our ordinary shares. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities.

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

The market price of our ordinary shares has been and is likely to remain volatile. Our share price could be subject to wide fluctuations in response to a variety of factors, including the following:

•	adverse results or delays in pre-clinical studies or clinical trials, and resulting changes in our clinical development programs;

•	reports of adverse events in other similar products or clinical trials of such products;

•	inability to obtain additional funding;

•	any delay in filing an IND or BLA for any of our product candidates and any adverse development or perceived adverse development with respect to the FDA’s review of that IND or BLA;

•	failure to develop successfully and commercialize our product candidates for the proposed indications and future product candidates for other indications or new candidates;

•	failure to maintain our licensing arrangements or enter into strategic collaborations;

•	failure by us or our licensors and strategic collaboration partners to prosecute, maintain or enforce our intellectual property rights;

•	changes in laws or regulations applicable to future products;

•	inability to scale up our manufacturing capabilities (including in Israel), inability to obtain adequate product supply for our product candidates or the inability to do so at acceptable prices;

•	adverse regulatory decisions, including by the OCS under the Research Law;

•	introduction of new products, services or technologies by our competitors;

•	failure to meet or exceed financial projections we may provide to the public;

•	failure to meet or exceed the financial expectations of the investment community;

•	the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	additions or departures of key scientific or management personnel;

•	significant lawsuits, including patent or shareholder litigation;

•	changes in the market valuations of similar companies;

•	sales of our ordinary shares by us or our shareholders in the future; and

•	trading volume of our ordinary shares.

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

There has been limited trading volume for our ordinary shares.

Even though our ordinary shares have been listed on the NASDAQ Global Market, there has been limited liquidity in the market for the ordinary shares, which could make it more difficult for holders to sell their ordinary shares. There can be no assurance that an active trading market for our ordinary shares will be sustained. In addition, the stock market generally has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. Broad market and industry factors may negatively affect the market price of our ordinary shares, regardless of our actual operating performance. The market price and liquidity of the market for our ordinary shares that will prevail in the market may be higher or lower than the price you pay and may be significantly affected by numerous factors, some of which are beyond our control.

Our principal shareholders and management own a significant percentage of our shares and will be able to exert significant control over matters subject to shareholder approval.

As of December 31, 2015, our executive officers, directors, five percent shareholders and their affiliates beneficially owned approximately 61.2% of our voting shares. Therefore, these shareholders have the ability to control us through their ownership positions. These shareholders may be able to determine all matters requiring shareholder approval. For example, these shareholders, if they were to act together, may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares that you may believe are in your best interest as one of our shareholders.

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

As of December 31, 2015, options and warrants to purchase 3,554,179 ordinary shares at a weighted average exercise price of $4.69 per share were outstanding. The exercise of any of these options and warrants would result in additional dilution.

Sales of a substantial number of our ordinary shares in the public market could cause our share price to fall.

If our existing shareholders sell, indicate an intention to sell or the market perceives that they intend to sell, substantial amounts of our ordinary shares in the public market, the market price of our ordinary shares could decline significantly. As of December 31, 2015, we had outstanding a total of 22,470,321 ordinary shares. Substantially all of the shares are available for sale in the public market.

As of December 31, 2015, 12,248,009 ordinary shares are held by directors, executive officers and other affiliates and are subject to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

In addition, as of March 1, 2016, an aggregate of 3,984,514 ordinary shares that are either subject to outstanding options, reserved for future issuance under our 2014 Plan or subject to outstanding warrants will or may become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules and Rule 144 and Rule 701 under the Securities Act. In addition, our investor rights agreement entitles certain shareholders who previously held preferred shares prior to our initial public offering to certain registration rights. As of March 1, 2016, these holders collectively held an aggregate of 9,043,261 ordinary shares entitled to such registration rights. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our ordinary shares could decline.

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

Pursuant to our Employee Share Ownership and Option Plan (2014), or the 2014 Plan, our management is authorized to grant share options and other equity-based awards to our employees, directors and consultants. Currently, we plan to register the increased number of shares available for issuance under the 2014 Plan each year. If our board of directors elects to increase the number of shares available for future grant by the maximum amount each year, our shareholders may experience additional dilution, which could cause our share price to fall.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant share price volatility in recent years. For example, the price of our ordinary shares, which reached its high record of $17.02 per share at the close of the trading on January 27, 2015, decreased as low as $2.8 per share at the close of the trading on February 1, 2016 a drop of about 84%. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

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

As of February 1, 2016, we had 27 employees, all of whom were based in Israel. Some of our employees may be called upon to perform up to 36 days (and in some cases more) of annual military reserve duty until they reach the age of 40 (and in some cases, up to 45 or older) and, in emergency circumstances, could be called to immediate and unlimited active duty. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. Since September 2000, in response to increased tension and hostilities, there have been occasional call-ups of military reservists, including in connection with the 2006 conflict in Lebanon, and the December 2008 and November 2012 conflicts with Hamas, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations. Additionally, the absence of a significant number of the employees of our Israeli suppliers and contractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations.

The tax benefits that are available to us if and when we generate taxable income require us to meet various conditions and may be prevented or reduced in the future, which could increase our costs and taxes.

If and when we generate taxable income, we would be eligible for certain tax benefits provided to “Benefited Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959, as amended, or the Investment Law. In order to remain eligible for the tax benefits for “Benefited Enterprises” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. In addition, we informed the Israeli Tax Authority of our choice of 2012 as a “Benefited Enterprise” election year, all under the Investment Law. The benefits available to us under this tax regulation are subject to the fulfillment of conditions stipulated in the regulation. Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies is 25% for 2015 and thereafter. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Item 10E. Taxation—Israeli Tax Considerations and Government Programs—Law for the Encouragement of Capital Investments, 5719-1959.”

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

Since PFIC status depends on the composition of our income and the composition and value of our assets (which, assuming we are not a CFC for the year being tested, may be determined in large part by reference to the market value of our ordinary shares, which may be volatile) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. However, because we had no revenue-producing operations, we believe that we were a PFIC for our 2015 taxable year. In addition, unless and until we generate sufficient revenue from active licensing and other non-passive sources and otherwise satisfy the asset test above, we expect to be treated as a PFIC in future taxable years.

Item 4. Information on the Company

Corporate Information

The legal name of our company is Vascular Biogenics Ltd. and we conduct business under the name VBL Therapeutics. We were incorporated in Israel on January 27, 2000 as a company limited by shares under the name Medicard Ltd. In January 2003, we changed our name to Vascular Biogenics Ltd. Our registered and principal office is located at 6 Jonathan Netanyahu St., Or Yehuda, Israel 60376. Our service agent in the United States is located at c/o CT Corporation System, 111 8th Avenue, New York, New York 10011 and our telephone number is 972-3-6346450. Throughout this prospectus, we refer to various trademarks, service marks and trade names that we use in our business. The “Vascular Biogenics” design logo, “VBL Therapeutics,” “Vascular Targeting System,” “VTS,” “Lecinoxoids,” “VB-111,” “VB-201,” the “GLOBE” design logo and other trademarks or service marks of Vascular Biogenics Ltd. appearing in this prospectus are the property of

Vascular Biogenics Ltd. We have several other registered trademarks, service marks and pending applications relating to our products. Although we have omitted the “® “ and “™” trademark designations for such marks in this prospectus, all rights to such trademarks are nevertheless reserved. Other trademarks and service marks appearing in this prospectus are the property of their respective holders.

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

Our lead product candidate, VB-111(ofranergene obadenovec), is a gene-based biologic that we are developing for solid tumor indications, with an advanced program for recurrent glioblastoma, or rGBM, an aggressive form of brain cancer. We have obtained fast track designation for VB-111 in the United States for prolongation of survival in patients with glioblastoma that has recurred following treatment with standard chemotherapy and radiation. We have also received orphan drug designation in both the United States and Europe. In September 2015, we reported complete results from our Phase 2 trial of VB-111 in rGBM, demonstrating a statistically-significant benefit in overall survival and favorable response rate in patients treated with VB-111 in combination with bevacizumab. Our pivotal Phase 3 GLOBE study in rGBM began in August 2015 and is comparing a combination of VB-111 and bevacizumab to bevacizumab alone. The study is being conducted under a special protocol assessment, or SPA, agreement with the U.S. Food and Drug Administration, or FDA, with full endorsement by the Canadian Brain Tumor Consortium (CBTC) and is planned to recruit approximately 252 patients in the US, Canada and Israel.

We also have been conducting a program targeting anti-inflammatory diseases, based on the use of our Lecinoxoid platform technology. Lecinoxoids are a novel class of small molecules we developed that are structurally and functionally similar to naturally occurring molecules known to modulate inflammation. The lead product candidate from this program, VB-201, is a Phase 2-ready molecule that demonstrated efficacy in reducing vascular inflammation in a Phase 2 sub-study in psoriatic patients with cardiovascular risk. Due to business limitations associated with the heavy burden of developing medications for cardiovascular diseases, we chose to test it in psoriasis and ulcerative colitis; however, as we reported in February 2015, VB-201 failed to meet the primary endpoint in Phase 2 clinical trials for psoriasis and for ulcerative colitis. As a result, we have terminated our development of VB-201 in those indications. Nevertheless, based on recent pre-clinical studies, we believe that VB-201 and some second generation molecules such as VB-703 may be applicable for NASH and renal fibrosis. Since the company intends to focus substantially all of our efforts and resources on advancing our oncology program, we will seek to monetize our Lecinoxoid assets via strategic deals.

We are developing our lead oncology product candidate, VB-111, for solid tumor indications, with current clinical programs in rGBM, thyroid cancer and ovarian cancer. In interim analyses of data from our ongoing open-label Phase 2 clinical trial of VB-111 in rGBM, we observed dose-dependent attenuation of tumor growth and an increase in median overall survival, which is the time interval from initiation of treatment to the patient’s death. The U.S. Food and Drug Administration, or FDA, has granted VB-111 fast track designation for prolongation of survival in patients with glioblastoma that has recurred following treatment with temozolomide, a chemotherapeutic agent commonly used to treat newly diagnosed glioblastoma, and radiation. On July 1, 2014, the FDA concurred with the design and planned analyses of our Phase 3 pivotal trial of VB-111 in rGBM pursuant to an SPA. At the time, commencement of the trial was subject to our providing the agency with more information regarding our potency release assay for the trial. We developed this assay and submitted initial information to the FDA on May 26, 2014. On February 5, 2015 the FDA has found our data satisfactory and removed the partial hold. We began our Phase 3 pivotal trial of VB-111 in rGBM in August 2015. According to the study protocol, an interim analysis will take place when 91 mortality events will occur in the trial. The timing of the interim analysis, which depends both on enrollment and on VB-111 activity, is expected in the first half of 2017. Full data will be available when 151 events will occur in the trial. Based on interactions with the FDA, we believe the current trial, if successful, will support a Biologics License Application (BLA) in 2018.

VB-111 is also being studied in a Phase 2 trial for recurrent platinum-resistant Ovarian Cancer and in a Phase 2 study in recurrent, iodine-resistant differentiated Thyroid Cancer. An interim analysis of the ovarian cancer study showed evidence of clinical benefit, and the Thyroid Cancer study met its primary endpoint of 6 month Progression Free Survival (PFS) with disease stabilization and safety.

As of December 31, 2015, we had studied VB-111 in over 170 patients and have observed it to be well-tolerated. In December 2015, we have been granted a US composition of matter patents that provides intellectual property protection for VB-111 in the US until October 2033 before any patent term extension.

Our Strategy

Our goal is to become a leading biopharmaceutical company focused on discovering, developing and commercializing innovative therapeutics that leverage our proprietary VTS platform technology for oncology indications. We intend to achieve this goal by pursuing the following strategies:

•	Pursue regulatory approval for our lead oncology compound, VB-111, for rGBM

We commenced a Phase 3 pivotal trial of VB-111 for rGBM in August 2015, under our SPA with the FDA, and estimate that we will receive interim data in the first half of 2017. We have secured funding for the GLOBE trial trough a follow-on offering of $15M on November 2015. We expect to complete the trial in the beginning of 2018. The timing of this data will depend on overall survival of the patients in the trial and patient recruitment. If we receive positive data from the trial, we expect to submit a BLA to the FDA during 2018, seeking approval of VB-111 for the treatment of rGBM in the United States.

•	Expand indications for VB-111

We believe VB-111 has the potential for applications in other solid tumors in addition to rGBM. We are therefore conducting clinical trials in both ovarian and thyroid cancer. We intend to continue development of VB-111 for platinum-resistant ovarian cancer. For development of VB-111 for thyroid cancer and additional cancer indications we will seek to establish collaboration with strategic partner(s). We may also pursue expansion of the treatment indication of VB-111 in glioblastoma beyond recurrent cases to include newly diagnosed cases if clinical data support such expansion.

•	Selectively enter into licensing and collaboration arrangements to supplement our internal development capabilities

As we advance our pipeline of anti-cancer product candidates, we will evaluate opportunities to selectively form collaborative alliances for our non-oncology assets to expand our capabilities and accelerate the development and commercialization of our oncology products. We engage in conversations with third parties to evaluate such potential collaborations on an ongoing basis.

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

Our Product Candidates and Technology

The following table summarizes the status of pipeline:

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

Once the gene therapy has reached the angiogenic blood vessels, the PPE-1-3X promoter activates expression of the transgene to produce a desired RNA or protein in the endothelial cells of those vessels. For oncology applications, the transgene selected is designed to destroy angiogenic blood vessels that feed solid tumors. For other potential applications, such as the treatment of ischemia, a different transgene can be selected that is designed to promote the development of angiogenic blood vessels instead of their destruction.

VB-111

We designed VB-111 to address oncology indications, specifically solid tumors, by selectively targeting the blood vessels required for tumor growth and encouraging the programmed cell-death process, or apoptosis, of cells in those blood vessels. VB-111 is administered intravenously. PPE-1-3X is activated specifically in angiogenic endothelial cells and regulates a transgene consisting of a combination of two gene sequences known as Fas and TNFR1. When expressed, the transgene produces a unique pro-apoptotic protein, the Fas-TNFR1 chimera, that interacts with a native inflammatory molecule, Tumor Necrosis Factor, or TNF- alpha, and results in the destruction of newly formed or immature blood vessels. When activated by PPE-1-3X, specifically in angiogenic endothelial cells, this combination enables VB-111 to reduce tumor growth in a highly targeted manner.

In addition, our preclinical studies suggest that there seems to be an immune inflammatory response to the presence of the viral vector and the Fas-TNFR1 chimera that may contribute to the efficacy of VB-111. Further support for a potential role of the immune system as part of VB-111’s mechanism of action comes from a recent observation that patients who developed fever as a response to VB-111 administration, at least once along the treatment course, had a survival benefit over those who did not experience post-dosing fever.

VB-111’s mechanism of action is illustrated below:

The mechanism of VB-111 combines blockade of tumor vasculature with an anti-tumor immune response. This mechanism retains activity regardless of baseline tumor mutations or the identity of the pro-angiogenic factors secreted by the tumor. We believe that this mode of action makes VB-111 less susceptible to resistance and, therefore, potentially applicable for a broader patient population than current therapies.

We have conducted pre-clinical studies in animal models of lung cancer, colon cancer, thyroid cancer, rGBM and melanoma. Based on those studies, and clinical results to date, we believe that VB-111 has anti-angiogenic activity that may hold clinical promise and may be suitable for treatment of rGBM and other solid tumors. We also decided to focus on rGBM as our first indication because we expect the rapid kinetics of this disease will enable us to accumulate clinical data in a short time and, therefore, may facilitate development of VB-111 for this and other indications.

VB-111 Clinical Programs

We initially studied VB-111 in a Phase 1 “all comers” trial involving patients with multiple types of advanced metastatic cancer types, including thyroid cancer, neuroendocrine cancer, renal cell carcinoma and lung cancer. In that trial, VB-111 was well-tolerated and showed a dose- dependent extension in median overall survival across a range of tumor types. Based on these results, we decided to proceed with the development of VB-111 for the lead indication of rGBM, as well as to investigate VB-111 as a monotherapy for the treatment of thyroid cancer and, in combination with chemotherapy, for ovarian cancer. We have an open IND for VB-111 with the Office of Cellular, Tissue, and Gene Therapeutics within FDA’s Center for Biologics Evaluation and Research.

Glioblastoma is a brain cancer that affects approximately 10,000 newly diagnosed people each year in the United States. It is a devastating, rapidly progressing tumor, with a median time from diagnosis to the patient’s death of 12 to 15 months. In recurrent glioblastoma, treatment consists of both symptomatic and palliative therapies. However, with currently available therapies, glioblastoma typically remains fatal within a very short period of time.

We conducted an open-label Phase 2 trial in rGBM, which was originally initiated as an adaptive Phase 1/2 trial. The trial was intended to evaluate the safety and efficacy of VB-111, both by itself and in combination with bevacizumab, an anti-angiogenesis agent approved by the FDA for use in rGBM. In this trial, patients were initially dosed with VB-111 alone. After disease progression on VB-111 alone, they receive either bevacizumab alone as standard of care, or, in a second cohort, a combination of VB-111 and bevacizumab. Disease progression was defined as a worsening of the patient’s cancer with an increase of at least 25% in the overall mass of measurable tumors, the appearance of new tumors, the worsening of non-measurable tumors since beginning of treatment, a need for an increased dose of corticosteroids or clinical deterioration.

On September 28, 2015, we reported full Phase 2 data on VB-111 in combination with Bevacizumab (Avastin™) in rGBM. Trial results include 46 patients with rGBM treated with VB-111; upon disease progression, 23 patients were treated with VB-111 in combination with Avastin ™ , and 22 received Avastin ™ alone. One patient, who achieved a complete response, is still stable on VB-111 alone at 22 months and was included in the continuous exposure cohort. The median number of bi-monthly VB-111 doses was four for the continuous exposure cohort versus one in the limited exposure cohort (average of 4.6 vs. 2.2, respectively). Continuous exposure to VB-111 demonstrated significant improvement in overall survival, with median overall survival of 15 months, compared to eight months in patients on limited VB-111 exposure (p=0.048), meeting the primary endpoint of the trial. VB-111 also demonstrated a statistically significant improvement over the historical Avastin™ arm from the BELOB trial, which looked at efficacy of Avastin™ , lomustine or a combination of both agents, and reported a median overall survival of eight months for Avastin™ in 50 patients with rGBM (p=0.005). Comparison of VB-111 data to historical control data of Avastin from 4 trials demonstrated that the 12 months overall survival in the Avastin pooled data (n=233) was 28% compared to 57% in the VB-111 continuous exposure cohort (p=0.007).

Two complete responses and five partial responses were seen in the VB-111 continuous exposure cohort (n=24), compared to only two partial responses in VB-111 limited exposure cohort (n=22). VB-111 was found to be well tolerated.

Trial data also suggest that VB-111 may induce an immuno-therapeutic effect. Of the 46 patients who received VB-111, 25 patients experienced a fever post-dosing of VB-111 at least once, while 21 patients did not. Patients with fevers demonstrated increased overall survival of 16 months, compared to patients without fevers, who had a median overall survival of 8.5 months (p=0.03). This correlation between clinical efficacy and fever suggests that VB-111 may induce an immune response in patients and supports a role of the immune system as part of VB-111’s mechanism of action.

In 62 patients with rGBM, the most frequent toxicity was self-limited fever, starting several hours post therapy and usually resolving within 24 hours and controlled with anti-pyretics. There were 22 adverse events classified as grade 3 or higher, of which 7 were considered possibly related to VB-111 including asthenia, pyrexia, brain edema, depressed consciousness, pulmonary embolism, or PE (in a patient with PE prior to enrollment in the trial) and hypertension. Safety results were reviewed five times by the trial Data and Safety Monitoring Board, as well as by the FDA, without safety concerns.

We intend to present the full phase 2 data in rGBM to the FDA and discuss the status of the VB-111 program with the agency during the first half of 2016.

Additionally, based on observations from early clinical trials, we have advanced VB-111 into tumor specific, repeat-dose trials. In thyroid cancer, we are conducting an exploratory Phase 2 clinical trial to evaluate safety and efficacy of VB-111. According to the National Cancer Institute, there are an estimated 535,000 people currently living with thyroid cancer in the United States, with an estimated 60,000 new cases of thyroid cancer each year and an estimated 1,850 annual deaths as a result of the disease.

On October 21, 2015, we announced positive results from our multi-cohort Phase 2 trial of VB-111 in advanced radioiodine-refractory differentiated thyroid cancer (RAIR-DTC). The pre-specified primary trial endpoint of 6-month progression free survival, or PFS, for at least 25% of enrolled patients was met, showing a dose response for VB-111. VB-111 also demonstrated favorable safety and survival data, and a potential for dose-dependent disease stabilization.

The patients in this open-label, dose-escalating trial, were treated in two cohorts. In the first cohort, 12 patients received a single intravenous infusion of VB-111 at a low dose of 3x10e12 viral particles, or VPs. The second cohort included 17 patients who received VB-111 at a high dose of 10e13 VPs every two months, until disease progression. Six patients (35%) in the high-dose cohort met the primary endpoint of six-month PFS using Response Evaluation Criteria in Solid Tumors (RECIST), compared to three patients (25%) in the low-dose cohort. PFS at 12 months was 25% in the VB-111 high-dose cohort, versus 0% in the low-dose cohort, potentially indicating dose-dependent disease stabilization. Several patients also had lesional objective responses, such as complete or partially resolved metastatic lesion or metastatic lymph node.

We will continue to observe the enrolled patients and expect to provide a full Phase 2 report by the end of 2016. Due to our current focus on rGBM, we intend to pursue further clinical development of VB-111 for thyroid cancer with a strategic partner.

Ovarian cancer was diagnosed in approximately 22,000 American women in 2013, according to the National Cancer Institute. In ovarian cancer, clinical trials of bevacizumab, which, like VB-111, is an anti-angiogenic agent, demonstrated some improvement in progression free survival in women with high-risk advanced ovarian cancer. Therefore, we are conducting an additional Phase 1/2 clinical trial in ovarian cancer, which combines VB-111 therapy with paclitaxel, a common chemotherapeutic agent used to treat ovarian cancer, to evaluate safety and efficacy in this indication. The trial is currently enrolling patients for the Phase 2 phase, as the combination therapy merits further development.

As of May 30, 2015, 16 patients were enrolled in the trial, four of whom received low dose of VB-111 (3x10e12 VP) together with paclitaxel at a lower (40mg) or full dose, whereas 12 patients received a full dose of both paclitaxel (80mg) and VB-111 (1x10e13 VP). Tumor response data were available for the four patients who received the low dose of VB-111, and ten out of 12 patients who received the higher dose of VB-111. Six out of the ten patients evaluated for tumor response at the high dose level (60%) met the Gynecological Cancer Intergroup criteria of at least 50% reduction in CA-125, three of whom were post-Avastin™ failure. None of the four patients treated with low dose VB-111 showed reduction in CA-125. As reference, the AURELIA trial reported CA-125 response in 11.6% of patients treated with chemotherapy and 31.8% CA-125 response in ovarian cancer patients treated with a combination of chemotherapy and Avastin™ (J Clin Oncol. 2014;32(13):1302-8).

As of May 30, 2015, all four patients treated with low dose VB-111 had died and the group had median OS of 6 months, whereas eight of 12 patients who received high dose VB-111 were alive. As of February 29, 2016, 20 patients were enrolled in the trial. We have been following the patients for tumor response and survival data and expect to provide updated results from this Phase 2 study in the second quarter of 2016.

We believe these data are another proof-of-concept for the safety of VB-111 in combination therapy, and are encouraged by the positive results in another type of solid tumor. We are considering launching a randomized controlled trial for VB-111 in ovarian cancer, subject to securing the required funding. We intend to discuss the data from this Phase 2 trial with the FDA during the first half of 2016.

Additional VTS Pipeline candidates

Our VTS platform technology enables systemic administration of gene therapy to either destroy or promote angiogenic blood vessels. Beyond VB-111, we have generated additional product candidates which utilize the same vector and promoter as in VB-111, yet comprise alternative functional transgenes. VB-511 is an anti-angiogenic candidate, while VB-211 and VB-411 are pro-angiogenic candidates that may be employed for ischemic conditions like peripheral vascular disease. All three candidates have demonstrated pre-clinical efficacy and are ready for toxicology. We may pursue further development of VB-511 internally, but we aim to partner-out the pro-angiogenic candidates.

The following table summarizes the status of our VTS platform:

Our Lecinoxoid Platform Technology

Our proprietary Lecinoxoid platform technology comprises a family of orally administered small molecules designed to modulate the body’s inflammatory response. Lecinoxoids are compounds that are structurally and functionally similar to naturally occurring molecules, known as oxidized phospholipids, which possess immune modulating anti-inflammatory properties, modified to enhance stability and activity. We believe that Lecinoxoids hold significant promise in their ability to treat a range of chronic immune-based inflammatory diseases.

The inflammatory response is a complex physiologic process balancing both pro- and anti- inflammatory components that interact intimately with the body’s immune system. Oxidized phospholipids are instrumental in the interplay of these components that maintain equilibrium. When the inflammatory response is not adequately balanced, excess inflammation results and may cause both acute and chronic disease states.

The Lecinoxoid platform seeks to harness the ability of oxidized phospholipids to regulate and attenuate key immune-inflammatory signaling. We believe that our approach—identifying naturally occurring anti-inflammatory compounds and modifying them to enhance stability and activity—may lead to more physiologically balanced responses than other available anti-inflammatory therapies.

VB-201

Our lead Lecinoxoid-based compound, VB-201, was designed as an oral agent for the control of chronic inflammatory disorders. It was clinically developed for psoriasis and ulcerative colitis, however, our recent Phase 2 data do not support further development for these indications. We believe that VB-201 may still have potential in other disorders in which TLR-2 and TLR-4 or monocytes play a role. In this regard, in March 2015 we presented preclinical findings at a Keystone scientific conference demonstrating that VB-201 can inhibit Non-Alcoholic Steatohepatitis, or NASH, and liver fibrosis in a murine NASH model.

Non-alcoholic fatty liver disease is the most common liver disease in the western world. This pathological condition is characterized by lipid accumulation in hepatocytes and ranges from the non-progressive form termed steatosis to NASH, the progressive form that is prone to the development of cirrhosis, liver cancer, and liver failure. NASH is characterized by fatty liver inflammation. Several studies have implicated TLR4 and its co-receptor CD14 in NASH and fibrosis. In addition, studies have emphasized the crucial role of infiltrating monocytes/macrophages for the progression of liver inflammation and fibrosis in experimental mouse models and in patients with liver cirrhosis. It has become clear that the macrophage compartment of the liver, traditionally called Kupffer cells, is greatly augmented by an overwhelming number of infiltrating monocytes upon acute or chronic liver injury.

VB-201 inhibits the CD-14/TLR4 and TLR2 pathways as well as monocyte migration. Using an external CRO, we studied VB-201 in a mouse model of NASH and found that while treatment with VB-201 did not reduce steatosis, it significantly decreased liver lobular inflammation and liver fibrosis compared to vehicle treated mice.

Beyond VB-201, we have developed second and third generations of Lecinoxoid product candidates. Our results highlight the potential of some of these molecules, such as VB-703, a third generation candidate whose IP life-cycle can extend to the mid-2030s. In May 2015 at the DDW conference, we presented that VB-703 inhibits liver fibrosis by blocking TLR4 signaling pathways.

Recent preclinical studies which we performed also demonstrate efficacy of VB-201 and VB-703 in a rat model of renal fibrosis. Renal fibrosis is a direct consequence of the kidney’s limited capacity to regenerate after injury. Renal scarring results in a progressive loss of renal function, ultimately leading to end-stage renal failure and a requirement for dialysis or kidney transplantation.

Our lead Lecinoxoid molecule, VB-201, is a Phase-2 ready oral molecule which has demonstrated safety in > 600 patients and proof-of-concept in a Phase 2 study for vascular inflammation. Our next-generation molecule VB-703, offers long IP lifecycle with demonstrated efficacy in liver and renal fibrosis models.

The following table summarizes the status of the Lecinoxoid platform:

We believe that Lecinoxoids have therapeutic potential in disorders in which TLR-2 and TLR-4 or monocytes play a role, such as atherosclerosis, NASH/Liver fibrosis and renal fibrosis. In spite of that potential, we have decided strategically to focus our efforts and resources on development of novel anti-cancer therapies, such as VB-111, and therefore we intend to seek strategic partner/s that would promote development of our Lecinoxoid assets.

Expanding our Oncology Pipeline

We intend to continue RnD activities in the oncology field to strengthen the pipeline of our anti-cancer drug candidates. In this regard, we believe that we have identified a novel tumor-specific target that may be used as a marker for specific targeting of several types of tumors. We intend to continue pre-clinical development of potential therapies leveraging this novel target, while securing our intellectual property around this undisclosed target.

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

Patents

As of February 22, 2016, we had 143 granted patents and 65 applications pending worldwide for our oncology program and VTS platform technology and 122 granted patents and 70 patent applications pending worldwide for our anti-inflammatory program and Lecinoxoid family of compounds. Our lead VTS asset, VB-111, is covered by US granted patent extending to 2033 before any extensions. Our lead Lecinoxoid, VB-201, is protected by US granted composition-of-matter patent extending to 2027 before any extensions. In addition, we have pending patent applications covering use of VB-201, VB-703 and additional Lecinoxoid for NASH and fibrosis indications that may extend, if granted, to the 2030s.

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

Subject to obtaining additional financing, we intend to establish a facility to manufacture VB-111 in Israel, which would serve as a second manufacturing site for the supply of VB-111 and enable us to comply with the restrictions of the Research Law and our undertaking to the OCS that an essential portion of our VB-111 production, and in any event not less than the majority of VB-111 production, will remain in Israel.

Employees

As of February 1, 2016, we employed 27 employees, including 21 in research and development, and 6 in general and administrative positions, and of which 11 employees have either MDs or PhDs. All of our employees are located in Israel. We believe our employee relations are good.

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

Property

Our corporate headquarters and research facilities are located in Or Yehuda, Israel, where we lease an aggregate of approximately 9,000 square feet of office and laboratory space, pursuant to lease agreements that expire in October 2017. This facility additionally houses our clinical development, clinical operations, regulatory and management functions.

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

The audited financial statements for the years ended December 31, 2015, 2014 and 2013 in this Annual Report have been prepared in accordance with IFRS as issued by the IASB. None of the financial information in this Annual Report has been prepared in accordance with U.S. GAAP.

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

Our lead product candidate, VB-111(ofranergene obadenovec), is a gene-based biologic that we are developing for solid tumor indications, with an advanced program for recurrent glioblastoma, or rGBM, an aggressive form of brain cancer. We have obtained fast track designation for VB-111 in the United States for prolongation of survival in patients with glioblastoma that has recurred following treatment with standard chemotherapy and radiation. We have also received orphan drug designation in both the United States and Europe. Our pivotal Phase 3 GLOBE study in rGBM began in August 2015. The study is being conducted under a special protocol assessment, or SPA, agreement with the U.S. Food and Drug Administration, or FDA, with full endorsement by the Canadian Brain Tumor Consortium (CBTC) and is planned to recruit approximately 252 patients in the US, Canada and Israel.

We also have been conducting a program targeting anti-inflammatory diseases based on the use of our Lecinoxoid platform technology. Lecinoxoids are a novel class of small molecules we developed that are structurally and functionally similar to naturally occurring molecules known to modulate inflammation. As we reported in February 2015, the lead product candidate from this program, VB-201, failed to meet the primary endpoint in Phase 2 clinical trials for psoriasis and for ulcerative colitis. As a result, we have terminated our development of VB-201 in those indications. Nevertheless, based on recent pre-clinical studies, we believe that VB-201 and some second generation molecules such as VB-703 may be applicable for NASH and renal fibrosis. Since the Company intends to focus substantially all of our efforts and resources on advancing our oncology program, we will seek to monetize our Lecinoxoid assets via strategic deals.

We are developing our lead oncology product candidate, VB-111, for solid tumor indications, with current clinical programs in rGBM, thyroid cancer and ovarian cancer. In interim analyses of data from our ongoing open-label Phase 2 clinical trial of VB-111 in rGBM, we observed dose-dependent attenuation of tumor growth and an increase in median overall survival, which is the time interval from initiation of treatment to the patient’s death. The U.S. FDA has granted VB-111 fast track designation for prolongation of survival in patients with glioblastoma that has recurred following treatment with temozolomide, a chemotherapeutic agent commonly used to treat newly diagnosed glioblastoma, and radiation. On July 1, 2014, the FDA concurred with the design and planned analyses of our Phase 3 pivotal trial of VB-111 in rGBM pursuant to an SPA. At the time, commencement of the trial was subject to our providing the agency with more information regarding our potency release assay for the trial. We developed this assay and submitted initial information to the FDA on May 26, 2014. On February 5, 2015, the FDA found our data satisfactory and removed the partial hold. We began our Phase 3 pivotal trial of VB-111 in rGBM in August 2015. According to the study protocol, an interim analysis will take place when 91 mortality events will occur in the trial. The timing of the interim analysis, which depends both on enrollment and on VB-111 activity, is expected in the first half of 2017. Full data will be available when 151 events will occur in the trial. Based on interactions with the FDA, we believe the current trial, if successful, will support a Biologics License Application (BLA) in 2018.

VB-111 is also being studied in a Phase 2 trial for recurrent platinum-resistant Ovarian Cancer and in a Phase 2 study in recurrent, iodine-resistant differentiated Thyroid Cancer. An interim analysis of the ovarian cancer study showed evidence of clinical benefit, and the Thyroid Cancer study met its primary endpoint of 6 month Progression Free Survival (PFS) with disease stabilization and safety.

As of December 31, 2015, we had studied VB-111 in over 170 patients and have observed it to be well-tolerated. In December 2015, we have been granted a US composition of matter patents that provides intellectual property protection for VB-111 in the US until October 2033 before any patent term extension.

We commenced operations in 2000, and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our VTS and Lecinoxoid platform technologies and developing our product candidates, including conducting pre-clinical studies and clinical trials of VB-111 and VB-201. To date, we have funded our operations through private sales of preferred shares, a convertible loan, public offering and grants from the Israeli Office of Chief Scientist, or OCS, under the Israel Encouragement of Research and Development in Industry, or the Research Law. We have no products that have received regulatory approval and accordingly have never generated revenue. Since our inception and through December 31, 2015, we had raised an aggregate of $187.0 million to fund our operations, of which $113.4 million was from sales of our equity securities, $40.5 from our initial public offering, or IPO, $15 million from a November 3, 2015 underwritten offering, and $18.1 million from OCS grants.

Since inception, we have incurred significant losses. For the years ended December 31, 2015, 2014 and 2013, our loss was $14.9 million, $17.4 million, and $17.4 million, respectively. We expect to continue to incur significant expenses and losses for at least the next several years. As of December 31, 2015, we had an accumulated deficit of $142.0 million. Our losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, the receipt of payments under any future collaborations we may enter into, and our expenditures on other research and development activities.

As of December 31, 2015, we had cash, cash equivalents and short-term bank deposits of $37.1 million. To fund further operations, we will need to raise additional capital. The Company may seek to raise more capital to pursue additional activities. The Company may seek these funds through a combination of private and public equity offerings, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when the Company specifically needs it or may not be available on terms that are favorable to the Company. As of February 1, 2016, we had 27 employees. Our operations are located in a single facility in Or Yehuda, Israel.

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

Research and development activities are the primary focus of our business. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. Our research and development expenses may increase in absolute dollars in future periods as we continue to invest in research and development activities related to the development of our platform technologies and product candidates.

Research expenses are recognized as incurred. An intangible asset arising from the development of our product candidates is recognized if certain capitalization conditions are met. As of December 31, 2015, we did not have any capitalized development costs.

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

We have received grants from the OCS as part of the research and development programs for our VTS and Lecinoxoid platform technologies. The requirements and restrictions for such grants are found in the Research Law. These grants are subject to repayment through future royalty payments on any products resulting from these research and development programs, including VB-111 and VB-201. Under the Research Law, royalties of 3% to 3.5% on the revenues derived from sales of products or services developed in whole or in part using these OCS grants are payable to the Israeli government. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest generally equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The total gross amount of grants actually received by us from the OCS, including accrued LIBOR interest as of December 31, 2015 and 2014, totaled $21.7 million and $19.2 million, respectively. As of December 31, 2015, we had not paid any royalties to the OCS.

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

Financial expenses primarily consist of fluctuations in foreign currency exchange rates and gains and losses resulting from the re-measurement of our convertible loan liability between July 2013 and May 2014. We continued to record adjustments to the estimated fair value of the convertible loan liability until it was converted into our Series E preferred shares in May 2014, after which we no longer record any related periodic fair value adjustments.

Taxes on Income

We have not generated taxable income since our inception, and had carry forward tax losses as of December 31, 2015 of $121.0 million. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

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

The following table summarizes the weighted average assumptions we have used in our Black-Scholes calculations for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
Employee share options:
Risk-free interest rate	2.28%	2.42%	2.62%
Expected dividend yield	0%	0%	0%
Expected volatility	86.0%	85.0%	69.0%
Expected term (years)	11	10	9

The following table summarizes the allocation of our share compensation expense:

	Year ended December 31,
	2015	2014	2013
	(in thousands)
Research and development	$385	$711	$122
General and administrative	656	1,906	372
Total	$1,041	$2,617	$494

The decrease in share-based compensation expense by $1,576 thousand to $1,041 thousand in 2015 is mainly due to additional options granted to the Chief Executive Officer Prof. Dror Harats of $2,249 thousand in 2014, offset by an increase in stock based compensation expenses granted and recognized in 2015 mainly to two external directors of the Company and new options granted to the employees and officers of the Company.

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

Results of Operations

Comparison of Years Ended December 31, 2015, 2014 and 2013

	Year ended December 31,			2015 Increase (Decrease)		2014 Increase (Decrease)
	2015	2014	2013	$	%	$	%
	(in thousands)
Expenses:
Research and development, gross	$13,049	$12,550	$14,107	$499	4%	$(1,557)	-11%
Government grants	(1,851)	(1,576)	(599)	(275)	17%	(977)	163%
Research and development, net	$11,198	$10,974	$13,508	$224	2%	$(2,534)	-19%
General and administrative	3,673	3,804	2,452	(131)	-3%	1,352	55%
Operating loss	14,871	14,778	15,960	93	0.6%	(1,182)	-7%
Financial expense (income), net	17	2,629	1,410	(2,612)	-99%	1,219	86%
Loss	$14,888	$17,407	$17,370	$(2,519)	-14%	$37	0.2%

Research and development expenses, net. Research and development expenses are shown net of OCS grants. Research and development expenses for the year ended December 31, 2015 were $11.2 million, compared to $11.0 million for the year ended December 31, 2014 and $13.5 million for the year ended December 31, 2013, an increase of $0.2 million or 2% and a decrease of $2.5 million, or 19%, respectively. The increase in research and development expenses in 2015 was mainly due to increased expenses for the VB-111 subcontractors and consultants in 2015 of $3.6 million as the Phase 3 pivotal trial of VB-111 in rGBM commenced in August 2015, offset by lower expenses for VB-201 and Psoriasis subcontractors and consultants of $2.8 million in 2015 as the clinical trials were completed by 2014 and payroll related expenses of $0.6 million due to an overall reduction of share based compensation expense and favorable currency exchange rates. The decrease in research and development expenses in 2014 was largely due to a $1.0 million increase in the amounts of OCS grants received in 2014 in support of the Company’s Lecinoxoid project, which totaled $1.6 million as compared to $0.6 million received in 2013, a reduction in VB-111 clinical expenses of $0.5 million, lower expenses in VB-111 manufacturing process scale-up development of $0.8 million (the project was completed), and savings of other development expenses that amounted to $0.4 million offset by an increase in VB-201 clinical expenses of $0.2 million.

General and administrative expenses.

General and administrative expenses for the year ended December 31, 2015 was $3.7 million, compared to $3.8 million for the year ended December 31, 2014 and $2.5 million for the year ended December 31, 2013, a decrease of $130 thousand or 3%, and an increase of $1.3 million or 55%, respectively. The decrease in 2015 is related to the share-based compensation of $1.7 million for options granted to the Chief Executive Officer Prof. Dror Harats in 2014, offset by an increase to share-based compensation expense for options granted to 2 external directors of the Company and additional costs associated with being a public company such as increased legal, insurance, investor and public relations, accounting and compliance fees for a total of $1.6 million. The increase in 2014 was attributed to payroll related costs associated with the share-based compensation expense for additional options granted to the Chief Executive Officer Prof. Dror Harats of $1.7 million, offset by bonuses and other payroll related costs.

Financial expense (income), net. Financial expense (income), net for the year ended December 31, 2015 was $17 thousand, compared to $2.6 million for the year ended December 31, 2014, and $1.4 million for the year ended December 31, 2013, a decrease of $2.6 million or 99%, and an increase of $1.2 million or 86%, respectively. The decrease in 2015 was primarily attributable to the change in the fair value of the convertible loan in 2014 with no additional impact 2015 since its conversion to Preferred E Shares on May 15, 2014, and the increase in 2014 was primarily attributable to the change in the fair value of the convertible loan since its closing on July 1, 2013 and its conversion to Preferred E Shares on May 15, 2014.

Liquidity and Capital Resources

Since our inception and through December 31, 2014, we have raised a total of $113.4 million from sales of our equity securities before the initial public offering, $40.5 million gross in the public offering ($34.9 million net) and $18.1 million from OCS grants. Our primary uses of cash have been to fund working capital requirements and research and development, and we expect these will continue to represent our primary uses of cash. On November 6, 2015, the Company closed on an underwritten offering with gross proceeds to the Company of $15.0 million ($13.6 million net after deducting the underwriting discounts and commissions and offering expenses payable by the Company). The Company intends to use the proceeds from the offering to advance clinical programs, working capital, and other general corporate purposes, and expects that such proceeds, together with its cash, cash equivalents and short-term bank deposits as of December 31, 2015 would provide sufficient funding for its operations for approximately 30 months.

Funding Requirements

At December 31, 2015, we had cash, cash equivalents and short-term bank deposits of $37.1 million and working capital of $34.4 million. We expect that our cash and cash equivalents and short-term bank deposits will enable us to fund our operating expenses and capital expenditure requirements for approximately 30 months and is expected to be sufficient to enable us to complete our on-going Phase 3 clinical trial of VB-111 in rGBM, to complete our Phase 2 clinical trial of VB-111 in thyroid cancer and to complete our Phase 1/2 clinical trial for VB-111 in ovarian cancer. We are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the development of VB-111 and our other product candidates. Our future capital requirements will depend on many factors, including:

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

Cash Flows

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

	Year ended December 31,
	2015	2014	2013
	(in thousands)
Cash used in operating activities	$(13,203)	$(13,703)	$(13,129)
Cash provided by (used in) investing activities	(30,090)	1,437	6,478
Cash provided by financing activities	13,746	40,084	10,000
Net (decrease) increase in cash and cash equivalents	$(29,547)	$27,818	$3,349

Operating Activities

Cash used in operating activities for December 31, 2015 was $13.2 million and consisted of primarily net loss of $14.9 million arising primarily from research and development activities, partially offset by a net reduction of working capital of $0.5 million and net aggregate non-cash charges of $1.2 million.

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

Investing Activities

Net cash used in investing activities was $30.1 million for the year ended December 31, 2015. This was primarily due to the purchases of short-term bank deposits.

Net cash provided by investing activities was $1.4 million for the year ended December 31, 2014. This was primarily due to maturation of short-term bank deposits.

Net cash provided by investing activities was $6.5 million for the year ended December 31, 2013. This was primarily due to maturation of short-term bank deposits.

Financing Activities

Net cash provided by financing activities was $13.7 million for the year ended December 31, 2015 was the result of the net receipt of $13.6 million from the issuance of ordinary shares per the closing of the November 6, 2015 underwritten offering.

Net cash provided by financing activities of $40.1 million for the year ended December 31, 2014 was the result of the net receipt of $34.9 million from issuance of ordinary shares in our IPO, and the receipt of $4.9 million from the issuance of preferred E shares.

Net cash provided by financing activities for the year ended December 31, 2013 was the result of the receipt of $10.0 million from the convertible loan.

Contractual Obligations and Commitments

The following tables summarize our contractual obligations and commitments as of December 31, 2015 that will affect our future liquidity:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Licenses	327	109	218	—	—
Operating Leases	615	337	278	—	—
Total	$942	$446	$496	$—	$—

We also have obligations to make future payments to third parties that become due and payable on the achievement of certain development, regulatory and commercial milestones, such as the start of a clinical trial, filing of an NDA, approval by the FDA or product launch, or royalties upon sale of products. We have not included these commitments on our statement of financial position or in the table above because the achievement and timing of these milestones is not fixed and determinable. These potential future commitments include:

•	Agreement with the Contact Research Organization (“CRO”). In January 2015, the Company entered into an agreement with a CRO according to which it will receive project management, clinical development and other related services from the CRO for the execution of the Phase 3 rGBM clinical trial study in consideration for up to $18.7 million. Through December 31, 2015, expenses in the total amount of $3.6 million were incurred.

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

•	Agreement with Crucell. On April 15, 2011, we entered into a Commercial License Agreement with Crucell Holland B.V., or Crucell, for incorporating the adenovirus 5 in VB- 111 and other drug candidates for cancer for consideration including the following potential future payments:

•	an annual license fee of €100,000 ($109,000), continuing until the termination of the agreement, which will occur upon (i) the later of the expiration date of the last related patent or 10 years from the first commercial sale of VB-111 or (ii) the termination of the agreement by us, which is permitted, upon three months’ written advance notice to Crucell;

•	a milestone payment of €400,000 ($436,000) upon receipt of the first regulatory approval for the marketing of the first indication for each product covered under the agreement; and

•	royalties of 0.5%-2.0% on net sales

There are no limits or caps on the amount of potential royalties. Pursuant to the agreement, the Company has the right to terminate the agreement by giving Crucell three months’ written notice.

•	Participation by the OCS. We receive grants from the OCS, as part of the oncology and anti-inflammatory research and development programs. The requirements and restrictions for such grants are set forth in the Research Law. These grants are subject to repayment through future royalty payments on sales of any products resulting from these research and development programs, including VB-111 and VB-201. Under the Research Law, we are obligated to pay royalties of 3% to 3.5%. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest generally equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The total gross amount of grants actually received by us from the OCS as of December 31, 2015 totaled approximately $18.1 million, and the balance of the principal and interest in respect of our commitments for future payments to the OCS totaled approximately $21.7 million. As of December 31, 2015, we had not paid any royalties to the OCS.

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

In January 2016, the IASB issued IFRS 16—Leases which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract and replaces the previous leases standard, IAS 17—Leases. IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by IAS 17 and instead introduces a single lessee accounting model whereby a lessee is required to recognize assets and liabilities for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and to recognize depreciation of leases assets separately from interest on lease liabilities in the income statement. As IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, a lessor will continue to classify its leases as operating leases or finance leases and to account for those two types of leases differently. IFRS 16 is effective from January 1, 2019 with early adoption allowed only if IFRS 15—Revenue from Contracts with Customers is also applied. The Company is currently evaluating the impact of adoption on its Financial Statements.

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

Safe Harbor

See “Cautionary Note Regarding Forward-Looking Statements” in the introduction to this Annual Report.

Item 6. Directors, Senior Management and Employees

Executive Officers and Directors

The following table sets forth certain information relating to our executive officers and directors, including their ages as of February 1, 2016. Unless otherwise stated, the address for our directors and executive officers is c/o Vascular Biogenics Ltd., 6 Jonathan Netanyahu St. Or Yehuda, Israel.

Name	Age	Position
Executive Officers and Director
Dror Harats	59	Chief Executive Officer and Director
Amos Ron	60	Chief Financial Officer
Erez Feige	42	Vice President, Business Operations
Yael Cohen	53	Vice President, Clinical Development
Eyal Breitbart	49	Vice President, Research and Operations
Naamit Sher	61	Vice President, Drug Development
Ayelet Horn	45	General Counsel and Company Secretary
Non-Executive Directors
Bennett M. Shapiro (3)(4)	76	Chairman and Director
Ruth Arnon (3)(4)	83	Director
Jide J. Zeitlin (1)	52	Director
Jecheskiel Gonczarowski (3)	70	Director
Dan J. Gelvan (2)(4)	51	Director
Ruth Alon (3)(4)	64	Director
Ron Cohen (1)(2)(4)	60	Director
Philip A. Serlin (1)(2)(4)	55	Director

(1)	Member of the compensation committee.
(2)	Member of the audit committee.
(3)	Member of the nominating and corporate governance committee.
(4)	Independent director under the rules of the NASDAQ Stock Market.

Executive Officers

Prof. Dror Harats founded our company in 2000 and has served as our chief executive officer since our inception. He has been a member of our board of directors since January 2001. Prof. Harats is the Chairman of the Bert W. Strassburger Lipid Center at the Chaim Sheba Medical Center at Tel Hashomer and chairman of its Institute Review Board. Prof. Harats received his M.D. from Hadassah Medical School at the Hebrew University of Jerusalem, Israel, following which he conducted post-doctoral work at the University of California, San Francisco. Prof. Harats is also a Professor of Medicine in the Departments of Internal Medicine and Biochemistry at the Sackler Faculty of Medicine of Tel-Aviv University, Israel. Prof. Harats has also served as a visiting scientist at Syntax Discovery Research. Prof. Harats currently serves as an observer on the board of directors of Art Healthcare Ltd. We believe Prof. Harats is qualified to serve on our board of directors because of his extensive technical and industry experience, as well as his knowledge of our company.

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

Dr. Erez Feige has served as our vice president of business operations since January 2014. Prior to that, from 2012 to 2014, Dr. Feige served as our director of business development and, from 2006 to 2012, Dr. Feige served as our head of biochemistry. Dr. Feige holds a B.Sc., and M.B.A. and a Ph.D. from Bar-Ilan University, Israel and completed a post-doctoral fellowship at the Dana- Farber Cancer Institute and Harvard Medical School.

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

Dr. Eyal Breitbart has served as our vice president, research and operations since January 2014. Prior to that, from 2006 to 2013, Dr. Breitbart served as our vice president, research. Prior to that, Dr. Breitbart served as head of research from 2002 to 2006 and prior to that as project manager from 2001 to 2002. Dr. Breitbart holds a B.Sc., M.Sc. and Ph.D. from Bar-Ilan University, Israel, and completed a post-doctoral fellowship at Tufts University School of Medicine.

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

Non-Executive Directors

Dr. Bennett M. Shapiro, M.D. has served on our board of directors since September 2004 and as Chairman since 2007. In addition to serving on our board of directors, Dr. Shapiro has been a senior partner at Puretech Ventures, an innovation enterprise, since 2004, and as chairman from 2009-2015; he now continues as a Non-Executive Director of PureTech HealthPLC-PRTC. From 1990 to 2003, Dr. Shapiro served as executive vice president, Merck Research Laboratories. Prior to that, from 1970 to 1990, Dr. Shapiro was a professor of the Department of Biochemistry at the University of Washington and served as chairman from 1985 to 1990. Prior to joining the University of Washington, from 1965 to 1970 Dr. Shapiro served as a research associate, then section head, in the Laboratory of Biochemistry of the National Heart Institute of the U.S. National Institutes of Health. Dr. Shapiro also currently serves as an external director on the board of directors of Momenta Pharmaceuticals, various private companies and the Drugs for Neglected Diseases Initiative, an independent, non-profit drug development partnership. Dr. Shapiro previously served on the board of directors of Celera Corporation prior to its acquisition by Quest Diagnostics Inc. Dr. Shapiro received his B.S. in chemistry from Dickinson College and his M.D. from Jefferson Medical College. Dr. Shapiro has been a Guggenheim Fellow, a fellow of the Japan Society for the Promotion of Science and a visiting professor at the University of Nice. We believe Dr. Shapiro is qualified to serve on our board of directors because of his extensive technical and industry background, and his experience serving on boards of directors of companies in our industry, including public companies.

Prof. Ruth Arnon has served on our board of directors since August 2007. Prof. Arnon is an immunologist with the Weizmann Institute of Science in Israel. Prof. Arnon joined the staff of the Weizmann Institute in 1960, and served as vice president of the Institute from 1988 to 1997. Prof. Arnon is a member of the Israel Academy of Sciences, and from 2010 until 2015 served as its president. Prof. Arnon is also an elected member of the European Molecular Biology Organization. She has served as president of the European Federation of Immunological Societies, and as secretary-general of the International Union of Immunological Societies. Her awards and honors include the Robert Koch Prize in Medical Sciences, Spain’s Jimenez Diaz Memorial Award, France’s Legion of Honor, the Hadassah World Organization’s Women of Distinction Award, the Wolf Prize for Medicine, the Rothschild Prize for Biology, and the Israel Prize. Prof. Arnon earned her M.Sc. in Chemistry from the Hebrew University, Jerusalem, Israel, and her Ph.D. from the Hebrew University. We believe Prof. Arnon is qualified to serve on our board of directors because of her extensive technical and industry background.

Jide J. Zeitlin has served on our board of directors since March 2008. Mr. Zeitlin is the president of The Keffi Group Ltd., an investment firm. Mr. Zeitlin is also Chairman of Coach, Inc., a designer and marketer of premium handbags and accessories. Prior to 2006, Mr. Zeitlin was a partner at the Goldman Sachs Group, Inc., where he held senior management positions in the investment banking division, including that of global chief operating officer. He also served in the firm’s executive office. Mr. Zeitlin is Chairman Emeritus of Amherst College. He is Chairman of the Investment Committee of the Nigeria Sovereign Investment Authority and is, or has been, a member of the boards of Affiliated Managers Group, Inc., Milton Academy, the Harvard Business School Board of Dean’s Advisors, Teach for America, Doris Duke Charitable Foundation, Montefiore Medical Center, Playwrights Horizons, Saint Ann’s School, and Common Ground Community. Mr. Zeitlin holds an A.B. degree, magna cum laude, in Economics and English from Amherst College and an M.B.A. from Harvard University. We believe Mr. Zeitlin is qualified to serve on our board of directors because of his broad business and investment background and service on boards of directors.

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

Dr. Dan J. Gelvan has served on our board of directors since July 2005. Since 2005, Dr. Gelvan has served as the managing director-life sciences of Aurum Ventures M.K.I Ltd. Before joining Aurum Ventures, Dr. Gelvan was the chief executive and president of GammaCan International, Inc., a development-stage pharmaceutical company, from 2004 to 2005. From 2004 to 2008, Dr. Gelvan served as a member of the Israel National Committee on Biotechnology and, from 1997 to 2004, Dr. Gelvan served as the chief executive officer and president of Zetiq Technologies. From 1995 to 1997, Dr. Gelvan held a senior position in Clal (Israel) Ltd., an investment firm. Dr. Gelvan holds a B.A. and an M.A. in Economics from the Hebrew University of Jerusalem, Israel and a Ph.D. in Business Economics from Roskilde University in Denmark. We believe Dr. Gelvan is qualified to serve on our board of directors because of his business and industry background.

Ruth Alon has served on our board of directors since March 2010. Since 1997, Ms. Alon has served as a general partner in Pitango Venture Capital. Prior to her tenure at Pitango, Ms. Alon held senior positions with Montgomery Securities from 1981 to 1987, Genesis Securities, LLC from 1993 to 1996, and Kidder Peabody & Co. from 1987 to 1993, and managed her own independent consulting business in San Francisco in the medical devices industry from 1995 to 1996. Ms. Alon is the chairperson of Israel Life Science Industry, a not-for-profit organization representing the mutual goals of approximately 700 Israeli life science companies. Ms. Alon has a B.A. in Economics from the Hebrew University of Jerusalem, Israel, an M.B.A. from Boston University, and an M.S. from the Columbia University School of Physicians and Surgeons. We believe Ms. Alon is qualified to serve on our board of directors because of her extensive business and industry background, as well as her experience as a seasoned investor.

Dr. Ron Cohen, M.D. joined our board in February 2015. In addition to serving on our board of directors, Dr. Cohen has served as President, Chief Executive Officer and founder of Acorda Therapeutics, Inc., since 1995. Previously he was a principal in the startup and an officer of Advanced Tissue Sciences, Inc., a biotechnology company engaged in the growth of human organ tissues for transplantation, from 1986 to 1992. Dr. Cohen received his B.A. with honors in Psychology from Princeton University, and his M.D. from the Columbia College of Physicians & Surgeons. He completed his residency in Internal Medicine at the University of Virginia Medical Center, and is Board Certified in Internal Medicine. Dr. Cohen is Chair of the Board of the Biotechnology Innovation Organization (BIO). He previously served as Director and Chair of the New York Biotechnology Association. He is a recipient of the NY CEO Lifetime Achievement Award and the Ernst & Young Entrepreneur of the Year Award for the New York Metropolitan Region, and has been recognized by PharmaVOICE Magazine as one of the 100 Most Inspirational People in the Biopharmaceutical Industry. We believe Dr. Cohen is qualified to serve on our board of directors because of his extensive business and industry background.

Philip A. Serlin joined our board in February 2015. In addition to serving on our board of directors, Mr. Serlin is the Chief Financial & Operating Officer of BioLineRx since 2009. His background also includes senior positions at Chiaro Networks Ltd. and at Deloitte, where he was head of the SEC and U.S. accounting department at the National Office in Tel Aviv, as well as seven years at the SEC at its Washington, D.C., headquarters. Mr. Serlin also serves on the Board of Directors of Kitov Pharmaceuticals Ltd. He previously served on the Board of Directors of Vringo, Inc. from 2010 to 2012. Mr. Serlin is a CPA and holds a Master’s degree in Economics and Public Policy from The George Washington University. We believe Dr. Serlin is qualified to serve on our board of directors because of his experience servicing public companies and his accounting background.

Arrangements Concerning Election of Directors; Family Relationships

Our current board of directors consists of nine directors.

We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers and directors.

Advisory Boards

We established an advisory board with specific expertise in oncology. In addition we have an advisory board comprised of industry experts with significant experience in the pharmaceutical industry.

Oncology

Ernest Borden, Ph.D.

Deborah Blumenthal, M.D.

Richard Penson, M.D., MRCP

Patrick Wen, M.D.

Keith Bible, M.D.

Tim Cloughesy, M.D.

Nicholas Butowski, M.D.

Andrew Brenner, M.D.

Industry Experts

Ian Wilding, Ph.D.

Bonnie Goldman

James S. MacDonald, Ph.D.

John G. Aunins, Ph.D.

Compensation of Executive Officers and Directors

The aggregate compensation paid by us to our current directors and executive officers, including share based compensation, for the year ended December 31, 2015, was $2.7 million. This amount includes any amounts set aside or accrued to provide pension, severance, retirement, annual leave and recuperation or similar benefits or expenses. It does not include any business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel. The above also includes the provision for bonuses for the year ended December 31, 2015 in the amount of $0.3 million. As of December 31, 2015, options to purchase an aggregate of 1,799,878 ordinary shares granted to our directors and executive officers were outstanding under the Employee Share Ownership and Option Plan (2000), or the 2000 Plan, and the Employee Share Ownership and Option Plan (2011), or the 2011 Plan, and the Employee Share Ownership and Option Plan (2014), or the 2014 Plan at a weighted average exercise price of $2.78 per share.

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

The following of our directors were elected in accordance with the terms of our articles of association in effect prior to the initial public offering of our shares and are nominated for re-election by our shareholders at the next annual general meeting:

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

Under the NASDAQ listing requirements, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and at least one of whom has accounting or related financial management expertise. Our audit committee consists of our two external directors Mr. Serlin and Dr. Cohen, and of Dr. Gelvan and is chaired by Mr. Serlin. Mr. Serlin and Dr. Gelvan are audit committee financial experts as defined by the Securities and Exchange Commission rules and all of the members of our audit committee have the requisite financial literacy as defined by the NASDAQ Stock Market rules. All the members of our audit committee are “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the listing standards of NASDAQ.

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and will need to be brought for approval by the company’s shareholders, which approval requires what we refer to as a Special Majority. A Special Majority approval requires shareholder approval by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement; or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights. On May 27, 2015 our shareholders approved our compensation policy.

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

Employment Agreements with Executive Officers and Directors

We have entered into written employment agreements with each of Dror Harats, Erez Feige, Amos Ron, Yael Cohen, Eyal Breitbart and Naamit Sher. All such agreements contain provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provisions apply for a period of 24 months following termination of the respective officer’s employment. In addition, we are required to provide notice of between three and six months prior to terminating the employment of such executive officers other than in the case of a termination for cause. Other than with respect to Prof. Harats, these agreements do not provide for benefits upon the termination of these executives’ respective employment with us, other than payment of salary and benefits during the required notice period for termination of these agreements, which varies under these individual agreements. Prof. Harats’s agreement provides for six months of severance in the event Prof. Harats’s employment is terminated by us without cause or terminated by Prof. Harats for good reason. Pursuant to his employment agreement, “Cause” means Prof. Harats’s conviction of any felony related to our business, a serious breach of trust by Prof. Harats, including theft, embezzlement of our funds, self-dealing, prohibited disclosure of confidential or proprietary information and Prof. Harats’s engagement in any prohibited business competitive to our own, Prof. Harats’s disregard of lawful instructions of our board of directors with respect to his duties to us following notice, or Prof. Harats’s willful failure to perform any of his fundamental functions or duties. Pursuant to his employment agreement, “Good reason” means a material reduction in Prof. Harats’s status, title, position or responsibilities, a reduction in Prof. Harats’s salary which is not part of a general reduction in salary applicable to all of our employees, a failure by us to continue any material compensation or benefit plan, program or practice in which Prof. Harats is participating, or a material breach by us of any provision of Prof. Harats’s employment agreement.

On January 31, 2016, Professor Jacob George notified the Company of his resignation from the role of the Company’s Chief Scientific Officer, effectively immediately, for personal reasons which are unrelated to the Company, its operations, policies or practices.

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

Employees

As of February 1, 2016, we employed 27 employees, including 21 in research and development, and 6 in general and administrative positions, and of which 11 employees have either MDs or PhDs. All of our employees are located in Israel. We believe our employee relations are good.

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

As of February 11, 2016, our directors and executive officers hold, in the aggregate, options exercisable for 1,699,878 ordinary shares. These options have an exercise price of $2.78 per share and have expiration dates generally twenty years after the grant date of the option.

1,681,523 options are vested as of February 11, 2016 and have a weighted average exercise price of $2.05 per share.

Equity Compensation Plans

The 2000 Plan, the 2011 Plan and the 2014 Plan, allow us to grant options to purchase our ordinary shares to our directors, officers, employees, consultants, advisers and service providers. The option plans are intended to enhance our ability to attract and retain desirable individuals by increasing their ownership interests in us. We no longer intend to grant options under the 2000 Plan or the 2011 Plan, and the remaining shares reserved for future grants under the option plans will constitute the initial share reserve for the 2014 Plan. Additionally, upon the expiration of options granted under the 2000 Plan or the 2011 Plan, the ordinary shares underlying such expired options will increase the pool reserved for allocation under the 2014 Plan. As of February 11, 2016, we had reserved an aggregate of 2,931,106 ordinary shares under the option plans. As of February 11, 2016, options to purchase an aggregate of 2,316,929 ordinary shares were outstanding, options to purchase 246,317 ordinary shares had been exercised, of which 4,384 had been transferred to the beneficiary holders, and options to purchase 417,585 ordinary shares were reserved for future grant under the plans.

The plans are designed to reflect the provisions of the Israeli Income Tax Ordinance [New Version]—1961, as amended, mainly Sections 102 and 3(i), of the Ordinance, which affords certain tax advantages to Israeli employees, officers and directors that are granted options in accordance with its terms.

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

Employee Share Ownership and Option Plan (2014)

In June 2014, we adopted and obtained shareholder approval for our 2014 Plan and the U.S. Appendix thereto, which will become effective upon the closing of this offering. The 2014 Plan provides for the grant of options, restricted shares, restricted share units and other share- based awards to our directors, employees, officers, consultants, advisors and service providers, among others and to any other person whose services are considered valuable to us. Following the approval of the 2014 Plan by the Israeli tax authorities, we will only grant options or other equity incentive awards under the 2014 Plan, although previously-granted options and awards will continue to be governed by our 2000 Plan and 2011 Plan. The initial reserved pool under the 2014 Plan will be 928,288 ordinary shares, subject to adjustments as set forth in the 2014 Plan, including an automatic annual increase on January 1 of each year such that the number of shares issuable under the 2014 Plan will equal 4% of our issued and outstanding share capital on a fully diluted basis on each such January 1, or a lesser number of shares determined by the board of directors. The Board determined not to increase the number of shares reserved under the 2014 Plan during 2015.

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

We expect that options granted under the 2014 Plan will generally vest over four years commencing on the date of grant such that 50% vest on the second anniversary of the date of grant and an additional 6.25% vest at the end of each subsequent three-month period thereafter for 24 months. Options, other than certain incentive share options, that are not exercised within 20 years from the grant date expire, unless otherwise determined by our board of directors or its designated committee, as applicable. Share options that qualify as “incentive stock options” granted to a person holding more than 10% of our voting power under the U.S. appendix to the 2014 Plan will expire within five years from the date of the grant and any other options granted under the U.S. appendix to the 2014 Plan will expire within 10 years from the date of grant. Except as otherwise determined by the board of directors or as set forth in an individual’s award agreement, in the event of termination of employment or services for reasons of disability or death, or retirement, the grantee, or in the case of death, his or her legal successor, may exercise options that have vested prior to termination within a period of one year from the date of disability or death, or within 180 days following retirement. If we terminate a grantee’s employment or service for cause, all of the grantee’s vested and unvested options will expire on the date of termination. If a grantee’s employment or service is terminated for any other reason, the grantee may exercise his or her vested options within 90 days of the date of termination. Any expired or unvested options return to the pool for reissuance.

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

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 11, 2016:

•	each person or entity known by us to own beneficially more than 5% of our outstanding ordinary shares;

•	each of our executive officers and directors individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of February 11, 2016 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 22,477,571 ordinary shares outstanding as of February 11, 2016.

According to our transfer agent, as of February 16, 2016, there were 21 record holders of our ordinary shares. None of our shareholders has different voting rights from other shareholders.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned. Unless otherwise indicated, the address of each beneficial owner is c/o Vascular Biogenics Ltd., 6 Jonathan Netanyahu St., Or Yehuda, Israel 60376.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ownership
5% Shareholders
The Keffi Group VI LLC (1)	4,858,737	21.6%
Aurum Ventures M.K.I. Ltd (2)	4,254,778	18.9%
Persons affiliated with Pitango Ventures (3)	1,658,630	7.4%
Mr. Jecheskiel Gonczarowski (4)	2,208,017	9.8%
Executive Officers and Directors
Dr. Bennett M. Shapiro (5)	251,138	1.1%
Prof. Dror Harats (6)	1,618,848	6.9%
Dr. Erez Feige	—	*
Mr. Jecheskiel Gonczarowski (8)	2,208,017	9.8%
Dr. Dan J. Gelvan	—	—
Mr. Jide J. Zeitlin (1)	4,858,737	21.6%
Prof. Ruth Arnon	—	—
Ms. Ruth Alon	—	—
Dr. Ron Cohen	—	*
Mr. Philip Serlin	—	*
Mr. Amos Ron	—	*
Dr. Yael Cohen	—	*
Dr. Eyal Breitbart	—	*
Dr. Naamit Sher	—	*
Adv. Ayelet Horn	—	*
All directors and executive officers as a group (9)	9,272,252	38.8%

*	Less than 1%
(1)	These shares may be deemed to be beneficially owned by Jide Zeitlin, our director and president of The Keffi Group VI LLC. The address of The Keffi Group VI LLC is 500 Fifth Avenue, New York, New York 10110.
(2)	Consists of 4,254,778 shares held by Aurum Ventures M.K.I. Ltd. Voting and investment power over such shares are vested with Mr. Morris Kahn, who controls Aurum Ventures M.K.I. Ltd. As such, Mr. Kahn may be deemed to have beneficial ownership over our shares held by Aurum Ventures M.K.I. Ltd. The address of Aurum Ventures M.K.I. Ltd. is 16 Abba Hillel Silver Rd., Ramat Gan, 5250608, Israel.
(3)	Consists of 1,623,570 shares held by Pitango Venture Capital Fund IV L.P. and 35,060 shares held by Pitango Venture Capital Principals Fund IV L.P. (collectively, the “Pitango Funds”). The Pitango Funds are managed by their sole general partner, Pitango V.C. Fund IV, L.P., the sole general partner of which is Pitango G.P. Capital Holdings Ltd., an Israeli company owned indirectly (through personal holding entities) by each of the following individuals: Rami Kalish, Chemi J. Peres, Aaron Mankovski, Isaac Hillel, Rami Beracha and Zeev Binman, none of whom has sole voting or investment power of our shares and each of whom has shared voting and investment power of such shares. Ms. Alon is a General Partner of Pitango Ventures IV L.P., but does not have sole or shared voting or investment power over the shares held by the Pitango Funds. The address of the Pitango Funds is 11 HaMenofim Street, Building B, Herzliya, Israel 46725.
(4)	Consists of 1,471,115 shares held directly by Mr. Jecheskiel Gonczarowski, 583,333 shares held by D.S.N.I. Investments Ltd. and 153,569 shares held by Inspe Aktiengesellschaft (collectively, the “J.J.D. Funds”). The shares held by D.S.N.I. Investments Ltd. and Inspe Aktiengesellschaft may be deemed to be beneficially owned by Jecheskiel Gonczarowski, our shareholder and director.
(5)

Consists of (a) 24,440 outstanding shares held by Puretech Ventures LLC, which may be deemed to be beneficially owned by Bennett M. Shapiro, our chairman and a senior partner and chairman of Puretech Ventures LLC; (b) 26,141 outstanding shares held by Bennett M. Shapiro and Fredericka F. Shapiro,

JTWROS; and (c) options to purchase 183,890 shares exercisable within 60 days of February 11, 2016 held by Bennett M. Shapiro.
(6)	Consists of (a) 666,742 outstanding shares held by or for Prof. Harats; (b) options to purchase 920,174 shares exercisable within 60 days of February 11, 2016; and (c) warrants exercisable for 31,932 shares within 60 days of February 11, 2016.
(7)	Consists of 736,902 shares held by D.S.N.I. Investments Ltd. and Inspe Aktiengesellschaft. These shares may be deemed to be beneficially owned by Jecheskiel Gonczarowski, our shareholder and director. In addition, this number consists of 1,471,115 shares held directly by Mr. Jecheskiel Gonczarowski.
(8)	Consists of (a) options to purchase 1,391,026 shares exercisable within 60 days of February 11, 2016; (b) warrants exercisable for 49,725 shares within 60 days of February 11, 2016; and (c) 7, 831,501 outstanding shares.

Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we are party since January 1, 2014.

We have adopted a written policy which provides that the approval of the audit committee is required to effect specified actions and transactions with our directors, executive officers and controlling shareholders, or in which such persons have an interest. See “Item 6. Directors, Senior Management and Employees—Approval of Related Party Transactions Under Israeli Law.” The term “controlling shareholder” means a shareholder with the ability to direct the activities of our company, other than by virtue of being an executive officer or director. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. For the purpose of approving transactions with controlling shareholders, as well as corporate approval of executive compensation, the term also includes any shareholder (or two or more shareholders having a personal interest in the same matter being brought for approval) that holds 25% or more of the voting rights of a company if the company has no shareholder that owns more than 50% of its voting rights. The transactions described below were entered into prior to the effectiveness of this policy.

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

Shareholders	Shares of Series E Preferred Purchase	Shares of Series E Preferred Resulting from Conversion of Loan	Number of Ordinary Shares Resulted from the Conversion of Series E Preferred Shares
Mr. Jecheskiel Gonczarowski	181,859	207,068	388,927
Inspe Aktiengesellschaft	20,003	—	20,003
Aurum Ventures M.K.I Ltd.	—	390,830	390,830
Pitango Venture Capital Fund IV L.P.	53,222	—	53,222
Pitango Venture Capital Principals Fund IV L.P.	1,148	—	1,148
The Keffi Group VI LLC	—	400,019	400,019
Bennett M. Shapiro and Fredericka F. Shapiro, JTWROS	—	26,141	26,141

Dr. Bennett M. Shapiro, Mr. Gonczarowski, who is affiliated with Inspe Aktiengesellschaft, Mr. Zeitlin, who is affiliated with The Keffi Group V LLC and The Keffi Group VI LLC, Dr. Gelvan, who manages the life science holdings of Aurum Ventures M.K.I. Ltd., and Ms. Ruth Alon, who is affiliated with Pitango Venture Capital Fund IV LP and Pitango Venture Capital Principals Fund IV LP, are each members of our board of directors.

Participation in Our Initial Public Offering

Certain of our shareholders who owned shares prior to our initial public offering, including certain 5% shareholders, directors and their affiliates, purchased an aggregate of 3,833,333 ordinary shares in our initial public offering in October 2014:

Shareholders and Directors	Number or Ordinary Shares Purchased in the IPO
The Keffi Group VI LLC	1,783,333
Aurum Ventures M.K.I. Ltd.	1,250,000
D.S.N.I. Investments Ltd	583,333
Pitango Venture Capital Fund IV L.P	166,666
Bennett M. Shapiro and Fredericka F. Shapiro, JTWROS	16,667
Prof. Dror Harats	16,667
Prof. Ruth Arnon	16,667

Dr. Bennett M. Shapiro, D.S.N.I. Investments Ltd. who is affiliated with Mr. Gonczarowski, Mr. Zeitlin, who is affiliated with The Keffi Group V LLC and The Keffi Group VI LLC, Dr. Gelvan, who manages the life science holdings of Aurum Ventures M.K.I. Ltd., Prof. Ruth Arnon and Prof. Dror Harats are each members of our board of directors.

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

Registration Rights Agreement

Our investor rights agreement entitles our preferred shareholders to certain registration rights following the closing of our initial public offering. In accordance with this agreement, and subject to conditions described below, the following executives, directors and entities, which as of the date of this prospectus beneficially own more than 5% of our ordinary shares, assuming the conversion of all of outstanding preferred shares into ordinary shares, are entitled to registration rights: Jecheskiel Gonczarowski and entity affiliated therewith, The Keffi Group VI LLC, Aurum Ventures and Pitango Ventures.

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

Termination. All registration rights granted to holders of registrable securities terminate on the fifth anniversary of the closing of our initial public offering and, with respect to any of our holders of registrable securities when the shares held by such shareholder can be sold within a 90 day period under Rule 144.

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

	Price Per Ordinary Share
	High	Low
Annual:
2014	$6.94	$5.50
Quarterly:
Fourth Quarter 2014	$6.94	$5.50
First Quarter 2015	$17.02	$3.09
Second Quarter 2015	$9.13	$3.60
Third Quarter 2015	$12.25	$4.60
Fourth Quarter 2015	$8.54	$4.66
Most Recent Six Months:
October 2015	$8.54	$6.12
November 2015	$6.70	$5.00
December 2015	$5.52	$4.66
January 2016	$5.22	$2.90
February 2016	$4.05	$2.76

On March 28, 2016, the last reported sale price of our ordinary shares on the Nasdaq Global Market was $3.48 per share.

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

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise depends on, among other things, the geographic location in Israel of the Benefited Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income generated by the Benefited Enterprise for a period of between two to ten years, depending on the geographic location of the Benefited Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year. The benefits period is limited to 12 or 14 years from the beginning of the Benefited Enterprise election year, depending on the location of the Benefited Enterprise. We informed the Israeli Tax Authority of our choice of 2012 as a Benefited Enterprise election year. A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount of the dividend (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable. Dividends paid out of income attributed to a Benefited Enterprise are generally subject to withholding tax at source at the rate of 15%-20% or such lower rate as may be provided in an applicable tax treaty.

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

Certain Material U.S. Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax considerations relating to the ownership and disposition of our ordinary shares by a U.S. Holder (as defined below). This description addresses only the U.S. federal income tax considerations to U.S. Holders that will hold such ordinary shares as capital assets. This description does not address tax considerations applicable to U.S. Holders that may be subject to special tax rules, including, without limitation:

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

Moreover, this description does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local or non-U.S. tax considerations of the ownership and disposition of our ordinary shares.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, in each case as in effect and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the ownership and disposition of our ordinary shares or that such a position would not be sustained. Holders should consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of our ordinary shares in their particular circumstances.

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

Persons considering an investment in our ordinary shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the ownership and disposition of our ordinary shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

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

However, because we had no revenue-producing operations, we believe that we were a PFIC for our 2015 taxable year. In addition, unless and until we generate sufficient revenue from active licensing and other non-passive sources and otherwise satisfy the asset test above, we expect to be treated as a PFIC in future taxable years.

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

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their own tax advisers with respect to the ownership and disposition of our ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to our ordinary shares and the IRS information reporting obligations with respect to the ownership and disposition of our ordinary shares.

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

Item  11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of foreign currency exchange rates. Approximately 25% of our expenses in 2015 were denominated in New Israeli Shekels and 3% in Euros. Changes of 5% and 10% in the US$/NIS or the US$/Euro exchange rate will increase or decrease the operation expenses by up to 1% and 0.2%, respectively.

Foreign Currency Risk

Fluctuations in exchange rates, especially the NIS against the U.S. dollar, may affect our results, as some of our assets are linked to NIS, as are some of our liabilities. In addition, the fluctuation in the NIS exchange rate against the U.S. dollar may impact our results, as a portion of our operating cost is NIS denominated.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar at year end:

Period	%
Year ended December 31, 2015	(0.33%)
Year ended December 31, 2014	(10.7%)
Year ended December 31, 2013	7.5%

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

Item  14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Use of Proceeds from Initial Public Offering

On October 6, 2014, we completed an initial public offering in the United States on the NASDAQ Global Market of our ordinary shares, par value NIS 0.01 per share. Pursuant to the initial public offering, we sold a total of 6,760,418 ordinary shares (including the shares sold pursuant to the over-allotment option) at a price of $6.00 per share. The aggregate offering price of the shares sold (including the over-allotment option) was approximately $40.5 million. The net proceeds we received from the offering (including the over-allotment option) were approximately $34.9 million.

As of December 31, 2015, we had used approximately $10.9 million of the net proceeds of our initial public offering. We intend to continue to use the balance of the proceeds from the initial public offering as disclosed in our Registration Statement. None of proceeds from our initial public offering were used for direct or indirect payments to our directors, officers or their associates, or to persons owning 10% or more of our equity securities, or to our affiliates.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We have performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed to the SEC is recorded, processed, summarized and reported timely. Based on our evaluation, our management, including the Chief Executive Officer, or CEO and the Chief Financial Officer, or CFO, has concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective. Notwithstanding the foregoing, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in our reports.

Management’s Annual Report on Internal Control Over Financial Reporting

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

Our management, including our CEO and CFO, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the results of this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2015.

Report of the Independent Accounting Firm

This annual report does not include an attestation report of the Company’s registered public accounting firm because management’s report was not subject to attestation by our independent registered public accounting firm as emerging growth companies are exempt from this requirement.

Changes in Internal Control over Financial Reporting

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

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert

All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the Securities and Exchange Commission and the NASDAQ corporate governance rules. Our board of directors has determined that Mr. Philip A. Serlin and Mr. Dan J. Gelvan are audit committee financial experts as defined by the Securities and Exchange Commission rules, have the requisite financial experience and are independent as defined by the NASDAQ corporate governance rules.

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees billed by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Ltd., our independent registered public accounting firm:

	Year Ended December 31,
	2015	2014
	(in thousands)
Service rendered
Audit Fees (1)	$160	$90
Audit-Related Fees (2)	—	—
Tax Fees (3)	7	5
All Other Fees	—	—

Total	$167	$95

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide, including work regarding the public listing or offering during 2015.
(2)	Audit related services relate to reports to the OCS.
(3)	Tax fees relate to tax compliance, planning and advice.

Our board of directors reviews and pre-approves all audit services and permitted non-audit services (including the fees and other terms) to be provided by our independent auditors.

Item  16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

In the year ended December 31, 2015, neither we nor any affiliated purchaser (as defined in the Exchange Act) purchased any of our ordinary shares.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we have the option to follow certain Israeli corporate governance practices rather than those of NASDAQ, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices we are not following and describe the home country practices we follow instead. We rely on this “foreign private issuer exemption” with respect to the following NASDAQ requirements:

•	Quorum requirement. Under our articles of association and as permitted under the Companies Law, a quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares instead of 33 1⁄3% of the issued share capital required under Nasdaq requirements.

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

Item 18. Financial Statements

Our Consolidated Financial Statements beginning on pages F-1 through F-7, as set forth in the following index, are incorporated herein by reference. These Consolidated Financial Statements are filed as part of this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

VASCULAR BIOGENICS LTD.

In our opinion, the accompanying balance sheets and the related statements of comprehensive loss, changes in equity (capital deficiency) and cash flows present fairly, in all material respects, the financial position of Vascular Biogenics Ltd. at December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the board of directors and management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Tel-Aviv, Israel	Kesselman & Kesselman
March 28, 2016	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel, P.O. Box 50005 Tel-Aviv 6150001 Telephone: +972 -3-7954555, Fax: +972 -3- 7954556, www.pwc.com/il

VASCULAR BIOGENICS LTD.

STATEMENTS OF FINANCIAL POSITION

		December 31
	Note	2015	2014
		U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	5a	$7,090	$36,783
Short-term bank deposits	5b	30,056	—
Other current assets	12a	1,446	961

TOTAL CURRENT ASSETS		38,592	37,744

NON-CURRENT ASSETS:
Property and equipment, net	6	326	358
Long-term prepaid expenses		320	36

TOTAL NON-CURRENT ASSETS		646	394

TOTAL ASSETS		$39,238	$38,138

Liabilities and equity
CURRENT LIABILITIES—
Accounts payable:
Trade		$2,050	$695
Other	12b	2,108	2,235

TOTAL CURRENT LIABILITIES		4,158	2,930

NON-CURRENT LIABILITIES—
Severance pay obligations, net	7	73	106

TOTAL LIABILITIES		4,231	3,036

COMMITMENTS	9
EQUITY:	10
Ordinary shares, NIS 0.01 par value; Authorized as of December 31, 2015 and 2014, 70,000,000 and 49,200,000 shares, respectively; issued and outstanding as of December 31, 2015 and 2014, 22,470,321 and 19,898,674 shares, respectively		38	32
Other comprehensive income		45	39
Additional paid in capital		174,012	162,191
Warrants		2,960	—
Accumulated deficit		(142,048)	(127,160)

TOTAL EQUITY		35,007	35,102

TOTAL LIABILITIES AND EQUITY		$39,238	$38,138

The accompanying notes are an integral part of the financial statements.

VASCULAR BIOGENICS LTD.

STATEMENTS OF COMPREHENSIVE LOSS

		Year ended December 31
	Note	2015	2014	2013
		U.S. dollars in thousands
RESEARCH AND DEVELOPMENT EXPENSES, net	12c	$11,198	$10,974	$13,508
GENERAL AND ADMINISTRATIVE EXPENSES	12d	3,673	3,804	2,452

OPERATING LOSS		14,871	14,778	15,960

FINANCIAL INCOME	14	(100)	(15)	(240)
FINANCIAL EXPENSES:
Loss from change in fair value of convertible loan	8,14	_	2,342	1,638
Other financial expenses	14	117	302	12

FINANCIAL EXPENSES, net		17	2,629	1,410

LOSS FOR THE YEAR		14,888	17,407	17,370
OTHER COMPREHENSIVE INCOME—
Items that will not be reclassified to profit or loss—
Re-measurements of post-employment benefit obligation		(6)	(10)	(22)

COMPREHENSIVE LOSS		$14,882	$17,397	$17,348

		U.S. dollars
LOSS PER ORDINARY SHARE
Basic and diluted		$0.73	$3.09	$15.82

		Number of shares
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING—
Basic and diluted		20,309,596	5,627,324	1,098,248

The accompanying notes are an integral part of the financial statements.

(Continued)—1

VASCULAR BIOGENICS LTD.

STATEMENTS OF CHANGES IN EQUITY (CAPITAL DEFICIENCY)

	Number of shares		Ordinary Shares	Preferred shares	Other comprehensive income	Additional paid in capital	Accumulated deficit	Total
	Ordinary	Preferred
			U.S. dollars in thousands

BALANCE AT JANUARY 1, 2013	1,098,248	10,069,566	$1	$7	$7	$105,040	$(92,383)	$12,672
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2013:
Comprehensive loss	—	—	—	—	22	—	(17,370)	(17,348)
Excess of fair value of convertible loan, at date of inception, over the amount received	—	—	—	—	—	(19,401)	—	(19,401)
Share based payments to employees and non-employees services	—	—	—	—	—	494	—	494

BALANCE AT DECEMBER 31, 2013	1,098,248	10,069,566	$1	$7	$29	$86,133	$(109,753)	$(23,583)
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2014:
Comprehensive loss	—	—	—	—	10	—	(17,407)	(17,397)
Conversion of convertible loan into preferred E shares	—	1,082,235	—	3	—	33,378	—	33,381
Issuance of preferred E shares	—	413,096	—	1	—	4,937	—	4,938
Employee stock options exercised	475,111	—	1	—	—	266	—	267
Conversion of preferred shares into ordinary shares	11,564,897	(11,564,897)	11	(11)	—	—	—	—
Issuance of ordinary shares, net of issuance costs in amount of $5,684 thousand	6,760,418	—	19	—	—	34,860	—	34,879
Share based payments to employees and non-employees services	—	—	—	—	—	2,617	—	2,617

BALANCE AT DECEMBER 31, 2014	19,898,674	—	$32	$—	$39	$162,191	$(127,160)	$35,102

(Concluded)—2

VASCULAR BIOGENICS LTD.

STATEMENTS OF CHANGES IN EQUITY (CAPITAL DEFICIENCY)

	Number of ordinary shares	Ordinary shares	Other comprehensive income	Additional paid in capital	Warrants	Accumulated deficit	Total
					U.S. dollars in thousands
BALANCE AT DECEMBER 31, 2014	19,898,674	$32	$39	$162,191	—	(127,160)	$35,102
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2015:
Comprehensive loss	—	—	6	—	—	(14,888)	(14,882)
Employee stock options exercised	71,647	*	—	95	—	—	95
Issuance of ordinary shares and warrants, net of issuance costs in amount of $1,349 thousand	2,500,000	6	—	10,685	2,960	—	13,651
Share based payments to employees and non-employees services	—	—	—	1,041	—	—	1,041

BALANCE AT DECEMBER 31, 2015	22,470,321	$38	$45	$174,012	2,960	$(142,048)	$35,007

*	Amount less than $1 thousand

The accompanying notes are an integral part of the financial statements.

VASCULAR BIOGENICS LTD.

STATEMENTS OF CASH FLOWS

	Year ended December 31
	2015	2014	2013
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the year	$(14,888)	$(17,407)	$(17,370)
Adjustments required to reflect net cash used in operating activities (see Appendix A)	1,641	3,689	4,194
Interest received	44	15	47

Net cash used in operating activities	(13,203)	(13,703)	(13,129)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(90)	(57)	(32)
Investment in short-term deposits	(30,000)
Maturity of short-term deposits		1,494	6,510

Net cash generated from (used in) investing activities	(30,090)	1,437	6,478

CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of employees stock options	95	267	—
Issuance of preferred E shares	—	4,938	—
Issuance of ordinary shares and warrants, net	13,651	34,879	—
Convertible loan	—	—	10,000

Net cash generated from financing activities	13,746	40,084	10,000

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(29,547)	27,818	3,349
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	36,783	9,377	5,936
EXCHANGE GAINS (LOSSES) ON CASH AND CASH EQUIVALENTS	(146)	(412)	92

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$7,090	$36,783	$9,377

APPENDIX A:
Adjustments required to reflect net cash used in operating activities:
Depreciation	$122	$135	$169
Interest income	(100)	(15)	(28)
Loss from change in fair value of convertible loan	—	2,342	1,638
Exchange losses on cash and cash equivalents	146	412	(92)
Net changes in severance pay obligations	(27)	(10)	20
Share based payments	1,041	2,617	494

	1,182	5,481	2,201

Changes in working capital:
Decrease (increase) in other current assets	(485)	(454)	156
Decrease(increase) in long term prepaid expenses	(284)	(23)	16
Increase (decrease) accounts payable:
Trade	1,355	(653)	39
Other	(127)	(662)	1,782

	459	(1,792)	1,993

	$1,641	$3,689	$4,194

APPENDIX B:
Non cash activity—
Conversion of convertible loan into preferred E shares		33,381

The accompanying notes are an integral part of the financial statements.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1—GENERAL INFORMATION:

a.	General

Vascular Biogenics Ltd. (the “Company” or VBL) was incorporated on January 27, 2000. The Company is a late-stage clinical biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer. VBL has also developed a proprietary platform of small molecules, Lecinoxoids, for the treatment of chronic immune-related indications.

In October 2014, the Company raised $ 34.9 million in an Initial Public Offering (“IPO”) on the NASDAQ Stock Market (see note 10d), net of issuance costs.

VB-111 is the Company’s lead product candidate in the company’s cancer program, and VB-201 is the company’s lead Lecinoxoid-based product candidate. In February 2015, VB-201 did not meet the preset endpoints in Phase 2 clinical trials for psoriasis and for ulcerative colitis.

In 2015, the Company launched its Phase 3 clinical trial of VB-111 in rGBM, the first patient in which was randomized in August 2015. The Company is conducting its Phase 3 clinical trial of VB-111 in rGBM under a special protocol assessment concurred by the FDA.

Since inception, the Company has incurred significant losses, and it expects to continue to incur significant expenses and losses for at least the next several years. As of December 31, 2015, the Company had an accumulated deficit of $142.0 million. The Company’s losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of its clinical trials, the receipt of payments under any future collaboration agreements it may enter into, and its expenditures on other research and development activities.

On November 3, 2015, the Company entered into an underwritten offering of 2,500,000 ordinary shares together with accompanying warrants to purchase an aggregate of 1,250,000 ordinary shares. The combined offering price of each ordinary share and accompanying warrant was $6.00. The net proceeds from this offering, which closed on November 6, 2015 were $13.6 million after deducting the underwriting discounts and commissions and offering expenses payable by the Company.

As of December 31, 2015, the Company had cash, cash equivalents and short-term bank deposits of $37.1 million. The Company may seek to raise more capital to pursue additional activities. The Company may seek these funds through a combination of private and public equity offerings, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when the Company need it or may not be available on terms that are favorable to the Company.

b.	Approval of financial statements

These financial statements were approved by the Board of Directors on March 28, 2016.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of preparation of the financial statements

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The significant accounting policies described below have been applied consistently in relation to all the periods presented, unless otherwise stated.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS  (continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (continued):

The financial statements have been prepared under the historical cost convention, subject to adjustments in respect of revaluation of financial liabilities at fair value through profit or loss.

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

2)	Transactions and balances

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

3)	Gains and losses on disposals are determined by comparing proceeds with the associated carrying amount. These are included in the statements of comprehensive loss.

e.	Impairment of non-financial assets

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

Through December 31, 2015, no impairment has been recognized.

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

The Company’s Loans and Receivables are initially recognized at fair value.

3)	Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the loss is recognized in the statements of comprehensive loss.

As of December 31, 2015, the Company has not recognized any impairment.

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

Gains or losses arising from changes in the fair value of financial liabilities at fair value through profit or loss are presented in the statements of comprehensive loss under “financial income or expenses.”

2)	Other financial liabilities

Other financial liabilities are initially measured at fair value. In subsequent periods, the other financial liabilities are presented at amortized cost. Any difference between the consideration and the redemption value is accreted to profit or loss over the term of the liability, using the effective interest method.

Financial liabilities are classified as current liabilities, unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period, in which case they are classified as noncurrent liabilities.

h.	Share capital

Ordinary Shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are included in equity as a deduction from the proceeds.

The Company’s Preferred Shares were converted into Ordinary Shares following the completion of an IPO by the company in 2014 in a ratio of 1:1 (see also note 10).

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

Israeli labor laws and the Company’s agreements require the Company to pay retirement benefits to employees terminated or leaving their employment in certain other circumstances. Most of the Company’s employees are covered by a defined contribution plan under Section 14 of the Israel Severance Pay Law from the beginning of their employment with the Company.

With respect to the remaining employees, which are not covered by a defined contribution plan under Section 14 of the Israel Severance Pay Law only from January 1, 2010, the Company records a liability in its statement of financial position for defined benefit plans that represents the present value of the defined benefit obligation as of the statement of financial position date, net of the fair value of plan assets.

The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of highly rated corporate bonds that are denominated in the currency in which the benefits will be paid (NIS) and that have terms to maturity approximating the terms of the related liability.

Remeasurement gains and losses arising from adjustments to reflect actual experience and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

2)	Vacation and recreation pay

Under Israeli law, each employee is entitled to vacation days and recreation pay, both computed on an annual basis. The entitlement is based on the length of the employment period. The Company recognizes a liability and an expense for vacation and recreation pay based on the entitlement of each employee.

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

As of December 31, 2015 and 2014, the Company has not yet capitalized any development costs.

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

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS  (continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (continued):

Since at the time of grant approval there is reasonable assurance that the Company will comply with the forgivable loan conditions attached to the grant, and it is not probable that the related research and development will generate revenue, grant income is recorded against the related research and development expenses in the statements of comprehensive loss. If in subsequent periods it becomes probable that royalties will be owed to the OCS, then a liability is recorded at that time.

o.	Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the statements of comprehensive loss on a straight-line basis over the period of the lease.

p.	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments. The Company operates in one operating segment.

q.	Loss per Ordinary Share

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of Ordinary Shares issued and outstanding during the year.

The diluted loss per share is calculated by adjusting the weighted average number of outstanding Ordinary Shares, assuming conversion of all dilutive potential shares.

The Company’s dilutive potential shares consist of Preferred Shares, convertible loan, and options granted to employees and service providers.

The dilutive potential shares were not taken into account in computing loss per share in 2015, 2014, and 2013 as their effect would not have been dilutive.

r.	The following new standard has been issued, but is not effective for the financial periods beginning January 1, 2015, and has not been early adopted:

1.	IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities, there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income for liabilities designated at fair value through profit or loss. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. IFRS 9 is to be applied retrospectively. The Company is yet to assess IFRS 9’s full impact.

2.

In January 2016, the IASB issued IFRS 16—Leases which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract and replaces the previous leases standard, IAS 17—Leases. IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by IAS 17 and instead introduces a single lessee accounting model whereby a lessee is required to recognize assets and

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS  (continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (continued):

liabilities for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and to recognize depreciation of leases assets separately from interest on lease liabilities in the statements of comprehensive loss. As IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, a lessor will continue to classify its leases as operating leases or finance leases and to account for those two types of leases differently. IFRS 16 is effective from January 1, 2019 with early adoption allowed only if IFRS 15—Revenue from Contracts with Customers is also applied. The Company is currently evaluating the impact of adoption on its Financial Statements.

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

The Company’s management estimates the fair value of the options granted to consultants based on the value of services receivable over the vesting period of the applicable options.

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

The Company’s finance department is responsible for carrying out risk management activities in accordance with policies approved by its Board of Directors. The Board of Directors provides guidelines for overall risk management, as well as policies dealing with specific areas such as exchange rate risk, interest rate risk, credit risk, use of financial instruments, and investment of excess cash. In order to minimize exposure to market risk and credit risk, the Company invested the majority of its cash balances in highly-rated banks.

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

The Company might be exposed to foreign exchange risk as a result of making payments to employees or service providers and investment of some liquidity in currencies other than the U.S. dollar (the functional currency of the Company). The Company manages the foreign exchange risk by aligning the currencies for holding liquidity with the currencies of expected expenses, based on the expected cash flows of the Company. Had the dollar been stronger by 5% against the New Israeli Shekel (“NIS”), assuming all other variables remained constant, the Company would have recognized an additional expense of $100 thousand, $87 thousand and $82 thousand in profit or loss for the years ended December 31, 2015, 2014 and 2013, respectively.

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

As of December 31, 2015 and 2014, the fair value of financial instruments (cash and cash equivalents, short term bank deposits, accounts receivable and accounts payable) are assumed to approximate their carrying value.

d.	Classification of financial instruments by groups:

Loans and receivables
U.S. dollars in thousands
As of December 31, 2015:
Cash and cash equivalents	$7,090
Short-term bank deposit	30,056
Other current assets (except for prepaid expenses)	911

$38,057

As of December 31, 2014:
Cash and cash equivalents	$36,783
Other current assets (except for prepaid expenses)	595

$37,378

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS  (continued)

NOTE 4—FINANCIAL RISK MANAGEMENT  (continued):

Financial liabilities at amortized cost
U.S. dollars in thousands
As of December 31, 2015 -
Trade and other payable	$4,158

As of December 31, 2014 -
Trade and other payable	$2,930

e.	Composition of monetary balances

The composition of financial instruments by currency:

As of December 31, 2015:

	Dollars	NIS	Pound sterling	Euro & SEK	Total
	U.S. dollars in thousands
Assets:
Cash and cash equivalents	$4,159	$2,300	$334	$297	$7,090
Short term bank deposits	30,056	—	—	—	30,056
Other current assets (except for prepaid expenses)	3	908	—	—	911

	34,218	3,208	334	297	38,057

Liabilities—
Accounts payable and accrued expenses	$2,712	$1,203	$48	$195	$4,158
	2,712	1,203	48	195	4,158

Net assets	$31,506	$2,005	$286	$102	$33,899

As of December 31, 2014:

	Dollars	NIS	Pound sterling	Euro & SEK	Total
	U.S. dollars in thousands
Assets:
Cash and cash equivalents	$33,058	$2,229	$35	$1,461	$36,783
Other current assets (except for prepaid expenses)	9	586	—	—	595

	33,067	2,815	35	1,461	37,378

Liabilities—
Accounts payable and accrued expenses	947	1,071	99	813	2,930

Net assets	$32,120	$1,744	$(64)	$648	$34,448

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS  (continued)

NOTE 5—CASH AND CASH EQUIVALENTS AND SHORT-TERM BANK DEPOSITS:

a.	Cash and cash equivalents:

	December 31
	2015	2014
	U.S. dollars in thousands
Cash in bank	$7,090	$36,783

b.	Short-term bank deposits

The bank deposits in 2015 of $30,056 thousand are for terms of six months to one year and carry interest at annual rates of 0.49%-1.25%.

NOTE 6—PROPERTY AND EQUIPMENT

Composition of assets, grouped by major classifications, and changes therein is as follows:

	Cost			Accumulated depreciation
	Balance at beginning of year	Additions during the year	Balance at end of year	Balance at beginning of year	Additions during the year	Balance at end of year	Net book value
	U.S. dollars in thousands
Year ended December 31, 2015:
Laboratory equipment	$1,638	$45	$1,683	$1,459	$69	$1,528	$155
Computers	347	27	374	306	30	336	38
Office furniture and equipment	65	1	66	50	4	54	12
Leasehold improvements	612	17	629	489	19	508	121

	$2,662	$90	$2,752	$2,304	$122	$2,426	$326

Year ended December 31, 2014:
Laboratory equipment	$1,621	$17	$1,638	$1,376	$83	$1,459	$179
Computers	318	29	347	274	32	306	41
Office furniture and equipment	65	—	65	46	4	50	15
Leasehold improvements	601	11	612	473	16	489	123

	$2,605	$57	$2,662	$2,169	$135	$2,304	$358

Year ended December 31, 2013:
Laboratory equipment	$1,608	$13	$1,621	$1,265	$111	$1,376	$245
Computers	299	19	318	239	35	274	44
Office furniture and equipment	65	—	65	42	4	46	19
Leasehold improvements	601	—	601	454	19	473	128

	$2,573	$32	$2,605	$2,000	$169	$2,169	$436

NOTE 7—SEVERANCE PAY OBLIGATIONS, net:

a.	The Company has both defined benefit and defined contribution plans.

The Company has no obligation relating to the defined contribution plans. The obligation under the defined benefit plans is covered partly by regular deposits with severance pay funds and by the purchase of insurance policies.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS  (continued)

NOTE 7—SEVERANCE PAY OBLIGATIONS, net  (continued):

b.	The Company’s obligation to make pension payments is covered by regular deposits with defined contribution plans. The amounts deposited are not reflected in the statements of financial position.

c.	The amounts recognized in the statements of financial position were as follows:

	Year ended December 31
	2015	2014
	U.S. dollars in thousands
Severance pay obligations	$380	$410
Fair value of plan assets	307	304

Liability in the statements of financial position	$73	$106

Amounts credited to other comprehensive income for the years ended December 31, 2015, 2014 and 2013 were $6 thousand, $10 thousand and $22 thousand, respectively.

The principal actuarial assumptions used for December 31, 2015 and 2014 were as follows:

	2015	2014
Discount rate	3.6%	3.5%
Future salary increases	4.5%	4.5%

d.	The amounts recorded as an employee benefit expense in respect of defined contribution plans for the years ended December 31, 2015, 2014 and 2013 were $254 thousand, $268 thousand and $270 thousand, respectively.

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

At initial recognition, the difference between the fair value of the CLA and the consideration received was $19.4 million, which was charged to additional paid in capital within equity.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS  (continued)

NOTE 8—CONVERTIBLE LOAN  (continued):

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

NOTE 9—COMMITMENTS:

a.	In April 2011, the Company executed a Commercial License Agreement with Crucell Holland B.V. (“Crucell”), for incorporating the adenovirus 5 in VB-111 and other drug candidates for cancer for consideration including the following potential future payments:

•	an annual license fee of €100 thousand ($109 thousand), continuing until the termination of the agreement, which will occur upon (i) the later of the expiration date of the last related patent or 10 years from the first commercial sale of VB-111 or (ii) the termination of the agreement by the Company, which is permitted, upon three months’ written advance notice to Crucell;

•	a milestone payment of €400 thousand ($436 thousand) upon receipt of the first regulatory approval for the marketing of the first indication for each product covered under the agreement; and

•	royalties of 0.5%-2.0% on net sales.

There are no limits or caps on the amount of potential royalties. Pursuant to the agreement, the Company has the right to terminate the agreement by giving Crucell three months’ written notice.

b.	In October 2012, the Company signed a lease agreement for the building it uses in consideration of $203 thousand per year. As of September 30, 2015, the lease was extended for two years through September 30, 2017. The future minimum lease payments required in each of the next two years under the operating leases for such premises are approximately as follows: 2016—$171 thousand, 2017—$128 thousand.

The Company entered into operating lease agreements for vehicles it uses. The leases will expire in 2018. The expected lease payments for the years ending December 31, 2016, 2017 and 2018 are approximately $167 thousand, $118 thousand and $32 thousand, respectively.

c.	In February 2013, the Company entered into an agreement with Tel Hashomer—Medical Research, Infrastructure and Services Ltd. (“Tel Hashomer”). The agreement with Tel Hashomer provides that the Company will pay 1% of any net sales of any product covered by the intellectual property covered under the agreement and 2% of any consideration received by the Company for granting a license or similar rights to such intellectual property. Such amounts will be recorded as part of the Company’s cost of revenues. In addition, upon the occurrence of an exit event such as a merger, sale of all shares or assets or the closing of an initial public offering such as the IPO, the Company is required to pay to Tel Hashomer 1% of the proceeds received by the Company or its shareholders as the case may be. Royalty and all other payment obligations under this agreement will expire once the Company has paid an aggregate sum of NIS 100 million (approximately $26 million) to Tel Hashomer by way of pay out, exit proceeds and licensing consideration. Amounts previously paid as royalties on any net sales will not be taken into account when calculating this aggregate sum. Amounts payable upon occurrence of an exit event is not considered to be probable until actual occurrence. Upon occurrence of such event, as such event does not represent a substantive milestone with regard to the Company’s intellectual property, the amount to be paid is recorded in the Statement of Comprehensive Loss under research and development costs.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS  (continued)

NOTE 9—COMMITMENTS  (continued):

In November 2014, following the completion of an IPO the Company paid to Tel Hashomer amount of $0.4 million.

d.	In January 2015, the Company entered into an agreement with a Contact Research Organization (“CRO”) according to which it will receive project management, clinical development and other related services from the CRO for the execution of the Phase 3 rGBM clinical trial study in consideration for up to $18.7 million. Through December 31, 2015, expenses in the total amount of $3.6 million were incurred.

e.	The Company is committed to pay royalties to the Government of Israel on proceeds from sales of products in the research and development of which the Government participates by way of grants. At time the grants were received, successful development of the related project was not assumed. In the case of failure of the project that was partly financed by the Government of Israel, the Company is not obligated to pay any such royalties. Under the terms of the Company’s funding from the Israeli Government, royalties of 3%-3.5% are payable on sales of products developed from projects so funded up to 100% of the amount of the grant received by the Company (dollar linked) with the addition of an annual interest based on Libor. As of December 31, 2015, the total royalty amount payable by the Company, before the additional Libor interest, is approximately $18.1 million ($21.7 million including interest).

In addition, under the Research Law, we are prohibited from transferring, including by way of license, the OCS-financed technologies and related intellectual property rights and know-how outside of the State of Israel, except under limited circumstances and only with the approval of the OCS Research Committee. We may not receive the required approvals for any proposed transfer and, even if received, we may be required to pay the OCS a portion of the consideration that we receive upon any sale of such technology to a non-Israeli entity up to 600% of the grant amounts plus interest.

NOTE 10—SHARE CAPITAL:

a.	Composed of shares of NIS 0.01 par value, as follows:

	Number of shares
	December 31
	2015	2014
Authorized:
Ordinary Shares	70,000,000	49,200,000
Preferred A Shares		1,100,000
Preferred B Shares		4,600,000
Preferred C Shares		2,400,000
Preferred D Shares		10,000,000
Preferred E Shares		2,700,000

	70,000,000	70,000,000

Issued:
Ordinary Shares (1)	22,470,321	19,898,674

(1)	The Ordinary Shares confer upon their holders the following rights: (i) the right to vote in any general meeting of the Company; (ii) the right to receive dividends; and (iii) the right to receive upon liquidation of the Company a sum equal to the nominal value of the share, and if a surplus remains, to receive such surplus.

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

Following the completion of an IPO and the decision of the holders of all outstanding Preferred Shares from March 2014 to waive their preferential conversion rights with respect to the currently contemplated public offering, the Company converted all outstanding Preferred Shares into Ordinary Shares in a ratio of 1:1.

b.	In January 2014 and May 2014, two former employees exercised options to purchase an aggregate of 132,134 Ordinary Shares. The total cash exercise price received by the Company in those transactions was $267 thousand.

c.	On May 15, 2014, the Company closed a round of financing, selling an aggregate of 413,096 Preferred E Shares in consideration of $4,938 thousand.

d.	On October 6, 2014, the Company completed its IPO on the NASDAQ Stock Market in a public offering according to which it issued 6,760,418 Ordinary Shares in consideration for $40.6 million, before issuance costs.

e.	On October 2014, immediately prior to the IPO, the Company gave effect to an anti-dilution right held by the Company’s Chief Executive Officer and issued him 342,977 ordinary shares.

f.	On November 3, 2015, the Company entered into an underwritten offering of 2,500,000 ordinary shares together with accompanying warrants to purchase an aggregate of 1,250,000 ordinary shares. The ordinary shares and warrants were sold in combination, with one warrant for each ordinary share sold, and represented the right to purchase 0.50 of an ordinary share. The combined offering price of each ordinary share and accompanying warrant was $6.00. The net proceeds from this offering, which closed on November 6, 2015 were $13.6 million after deducting the underwriting discounts and commissions and offering expenses payable by the Company. The warrants will be exercisable beginning on May 6, 2016 and will expire on May 6, 2021 at an exercise price of $7.50 per one ordinary share. The ordinary shares and warrants were immediately separable and were issued separately. The fair value of the separable warrants on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the warrants are mainly as follows: ordinary share price based on the share’s price at the stock market on November 3, 2015: $6.01; expected volatility based on comparable companies in the healthcare sector: 69.0%; risk-free interest rate: 1.59% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the warrants); expected dividend: zero; and expected life to exercise of 5.5 years. The consideration was allocated between ordinary shares and warrants based on the ratio of the warrants’ fair value and the ordinary share price.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS  (continued)

NOTE 10—SHARE CAPITAL  (continued):

g.	Share based compensation plans

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

In September 2014, the Company’s shareholders approved the adoption of the Employee Share Ownership and Option Plan (2014) (“2014 Plan”) effective as of the closing of the public offering. Under the 2014 Plan, the Company reserved up to 928,000 Ordinary Shares (of which 28,000 Ordinary Shares shall be taken from the unallocated pool reserved under the New Plan). The Ordinary Shares to be issued upon exercise of the options confer the same rights as the other Ordinary Shares of the Company, immediately upon allotment. Any option granted under the Plan that is not exercised within ten years from the date upon which it becomes exercisable, will expire. Any option which was granted under the New Plan, and was not exercised within twenty years from the date when it becomes exercisable, will expire.

In April 2013, the Company’s shareholders approved the extension of the exercise period of options granted to employees and officers during 2003-2005 by an additional ten years. As a result of such extension, the Company recorded during 2013 additional expense of $115 thousand.

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

In October 2015, the Company’s board of directors approved the granting of 432,470 options under its 2014 Plan to its employees and officers at an exercise price of $7.52 per share.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS  (continued)

NOTE 10—SHARE CAPITAL  (continued):

Options granted in 2013:

	Number of options granted			Exercise price per ordinary share ($)	The fair value of options on date of grant (in thousands) (2)
	according to option plan of the Company (1)
Date of grant	Other than directors	To directors	Total
September 2013	*116,331	22,500	138,831	$3.32	$459

*	45,000 options were allocated to an officer who also serves as a director.

1)	The options will vest as follows:

a.	125,331 options over 4 years from the date of grant; 1/16 of the options at the end of each quarter in the course of the 4 years.

b.	13,500 options over 1 year from the date of grant; 1/2 of the options vested on the date of grant and 1/2 will vest within a year from date of grant.

2)	The fair value of the options on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows: Ordinary Share price, based on a valuation prepared by the Company with the assistance of an external independent expert: $4.15; expected volatility based on comparable companies in the healthcare sector: 69.0%; risk-free interest rate: 2.62% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the options); expected dividend: zero; and expected life to exercise: 9 years.

Options granted in 2014:

	Number of options granted
	according to option plan of the Company (1)
Date of grant	Other than directors	Total	Exercise price per ordinary share ($)	The fair value of options on date of grant (in thousands) (2)
October 2014	*374,909	374,909	$0.002	$2,249

*	was allocated to an officer who also serves as a director.

1)	The options are fully vested.

2)	The fair value of the options on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows: Ordinary Share price, based on a market price : $6; expected volatility based on comparable companies in the healthcare sector: 85.0%; risk-free interest rate: 2.42% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the options); expected dividend: zero; and expected life to exercise: 10 years.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS  (continued)

NOTE 10—SHARE CAPITAL  (continued):

Options granted in 2015:

	Other than directors	Number of options granted according to option plan of the Company (1)		Exercise price per Ordinary Share ($)	The fair value of options on date of grant (in thousands) (2)
Date of grant		To directors	Total
1) February 2015	—	60,000	60,000	$6.03	$722
2) November 2015	432,470	—	432,470	$7.52	$1,916

1)	60,000 options were allocated to two external directors of the Company.

a.	The options will vest over 3 years from the date of grant; 1/12 of the options at the end of each quarter in the course of the 3 years.

b.	The fair value of the options on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows: an exercise price equal to $6.03, fair value of these options was estimated at $722 thousand with expected volatility based on comparable companies in the healthcare sector: 69.0%; risk-free interest rate: 1.99% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the options); expected dividend: zero; and the contractual term.

2)	432,470 options were allocated to employees and officers of the Company:

a.	The options will vest by 4 years with 50% on the second year anniversary; the remaining 50% at 1/8 of the options at the end of each quarter over the course of the last 2 years.

b.	The fair value of the options on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows: an exercise price equal to $7.52, fair value of these options was estimated at $1,916 thousand with expected volatility based on comparable companies in the healthcare sector: 86.0%; risk-free interest rate: 2.28% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the options); expected dividend: zero; and the contractual term.

h.	Changes in the number of options and weighted average exercise prices are as follows:

	Year ended December 31
	2015		2014		2013
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of year	1,885,123	$2.01	1,642,348	$2.47	1,543,288	$2.41
Granted	492,470	7.34	374,909	0.002	138,831	3.32
Exercised	(71,647)	1.32	(132,134)	2.01	—	—
Forfeited	(1,767)	3.32	—	—	(39,771)	2.79

Outstanding at end of year	2,304,179	$3.17	1,885,123	$2.01	1,642,348	$2.47

Exercisable at end of year	1,688,773	$2.05	1,360,183	$1.96	1,304,847	$2.25

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS  (continued)

NOTE 10—SHARE CAPITAL  (continued):

i.	The following is information about exercise price and remaining contractual life of outstanding options at year-end:

December 31, 2015			December 31, 2014			December 31, 2013
Number of options outstanding at end of year	Exercise price	Weighted average of remaining contractual life	Number of options outstanding at end of year	Exercise Price	Weighted average of remaining contractual life	Number of options outstanding at end of year	Exercise price	Weighted average of remaining contractual life
406,841	$0.01	17.39	411,755	$0.002	19.63	36,846	$0.002	9.3
171,990	$1.21	8.84	229,172	$1.21	6.24	287,672	$1.21	7.4
721,632	$2.47	2.30	729,064	$2.47	3.08	786,664	$2.47	4.1
511,246	$3.32	17.75
60,000	$6.03	19.13	515,132	$3.32	17.62	531,166	$3.32	18.6
432,470	$7.52	19.89

2,304,179			1,885,123			1,642,348

j.	Expenses for share based compensation recognized in statements of comprehensive loss were as follows:

	Year ended December 31
	2015	2014	2013
	U.S. dollars in thousands
Research and development expenses	$385	$711	$122
Administrative and general expenses	656	1,906	372

	$1,041	$2,617	$494

The remaining unrecognized compensation expenses as of December 31, 2015 are $1,822 thousand; this amount will be expensed in full by July 2019.

NOTE 11—TAXES ON INCOME

The Company is taxed according to Israeli tax laws:

a.	Measurement of results for tax purposes

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

The income of the Company, other than income from Benefitted Enterprises (see c below), is subject to the normal corporate tax rate. The corporate tax rate for 2015, 2014 and 2013 were 26.5%, 26.5% and 25%, respectively. In January 2016, the Law for the Amendment of the Income Tax Ordinance (No. 216) was published, enacting a reduction of corporate tax rate beginning in 2016 and thereafter, from 26.5% to 25%.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS  (continued)

NOTE 11—TAXES ON INCOME  (continued):

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

The period of tax benefits, as described above, is limited to 12 years from the beginning of the Benefited Enterprise election year (2012). As of December 31, 2015, the period of benefits has not yet commenced.

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

As of December 31, 2015, the Company’s management decided not to adopt the application of the Amendment.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS  (continued)

NOTE 11—TAXES ON INCOME  (continued):

There is no assurance that future taxable income of the Company will qualify as Benefited or Preferred income or that the benefits described above will be available to the Company in the future.

d.	Losses for tax purposes carried forward to future years

The balance of carry forward losses as of December 31, 2015 and 2014 are $121 million and $102 respectively.

Under Israeli tax laws, carryforward tax losses have no expiration date.

Deferred tax assets on losses for tax purposes carried forward to subsequent years are recognized if utilization of the related tax benefit against a future taxable income is expected.

The Company has not created deferred taxes on its carry forward losses since their utilization is not expected in the foreseeable future.

e.	Tax assessments

The Company has tax assessments that are considered to be final through tax year 2010.

NOTE 12—SUPPLEMENTARY FINANCIAL INFORMATION:

	December 31
	2015	2014
	U.S. dollars in thousands
a. Other current assets:
Institutions	$205	$460
Prepaid expenses	535	366
Government grants receivable	704	135
Employees	2	—

	$1,446	$961

b. Accounts payable—other:
Accrued expenses	$1,768	$1,895
Employee—related accrued expenses	222	185
Provision for vacation	118	126
Sundry	—	29

	$2,108	$2,235

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS  (continued)

NOTE 12—SUPPLEMENTARY FINANCIAL INFORMATION  (continued):

	Year ended December 31
	2015	2014	2013
	U.S. dollars in thousands
c. Research and development expenses, net:
Payroll and related expenses	$2,807	$3,412	$3,366
Subcontractors and consultation	7,227	6,289	7,527
Materials	762	530	569
Patent expenses	1,324	1,380	1,606
Depreciation	88	102	126
Office rent and maintenance	404	434	440
Other	437	403	473

	13,049	12,550	14,107
Government grants (see note 9e)	(1,851)	(1,576)	(599)

	$11,198	$10,974	$13,508

d. Administrative and general expenses:
Payroll and related expenses	$843	$2,588	$1,305
Management and professional fees	2,018	687	847
Foreign travel	236	212	141
Depreciation	34	33	43
Other	542	284	116

	$3,673	$3,804	$2,452

NOTE 13—LOSS PER SHARE

Basic and diluted loss per share:

Basic

Basic loss per share is calculated by dividing the result attributable to equity holders of the Company by the weighted average number of Ordinary Shares in issue during the year.

Diluted

All Ordinary Shares underlying Preferred Shares and outstanding options have been excluded from the calculation of the diluted loss per share for the years ended December 31, 2015, 2014 and 2013 since their effect was anti-dilutive. The total number of options excluded from the calculations of diluted loss per share were – 2,304,179, 1,885,123, and 1,642,348 for the years ended December 31, 2015, 2014 and 2013, respectively.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS  (continued)

NOTE 13—LOSS PER SHARE  (continued):

	Year ended December 31
	2015	2014	2013
	U.S. dollars in thousands, except per share data
Basic and diluted:
Loss attributable to equity holders of the Company	$14,888	$17,407	$17,370

Weighted average number of ordinary shares in issue	20,309,596	5,627,324	1,098,248

Loss per ordinary share	$0.73	$3.09	$15.82

NOTE 14—FINANCIAL INCOME, net:

	Year ended December 31
	2015	2014	2013
		U.S. dollars in thousands
Financial income:
Interest from deposits	$100	$15	$28
Exchange differences	—	—	212

	100	15	240

Financial expenses:
Loss from change in fair value of convertible loan	—	2,342	1,638
Other financial expenses:
Bank fees	16	12	12
Exchange differences	101	290	—

	117	2,644	1,650

TOTAL FINANCIAL EXPENSES, net	$17	$2,629	$1,410

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS  (continued)

NOTE 15—RELATED PARTIES—TRANSACTIONS AND BALANCES:

a.	Transactions with related parties

Key management personnel include members of the Board of Directors, the Chief Executive Officer and all Vice Presidents of the Company and companies controlled by them.

	Year ended December 31
	2015	2014	2013
	U.S. dollars in thousands
1) Expenses—
Administrative and general expenses	$—	$—	$4

Financial expenses—
Loss from change in fair value of convertible loan	$—	$2,342	$1,638

2) Key management compensation:
Labor cost and related expenses	$1,791	$1,910	$2,376
Share-based payments	798	2,517	301
Other	446	378	277

	$3,035	$4,805	$2,954

b.	Balances with related parties:

	December 31
	2015	2014
	U.S. dollars in thousands
Key management—
Payables and accrued expenses	$391	$353

Severance pay obligations	$35	$61

Provision for vacation	$69	$54

NOTE 16—SUBSEQUENT EVENT

On March 8, 2016, the Company granted 114,129 restricted stock units (“RSUs”) to its officers with a milestone vesting period dependent on the achievement of certain milestones. This grant was for the October 25, 2015 RSUs approved by the Board. The fair value of these RSUs on the date of grant was approximately $412 thousand.

Item 19. Exhibits

Exhibit No.	Description

1.1	Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.2 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 30, 2014).

1.2	Memorandum of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.4 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 30, 2014).

2.1	Amended and Restated Investors’ Rights Agreement, dated as of March 13, 2008, by and among the Registrant and the other parties thereto, as amended. (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

2.2	Form of Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 29, 2014).

2.3	Warrant to purchase ordinary shares, dated May 8, 2014, issued to S.R. Horn Assets Ltd. (incorporated by reference to Exhibit 4.3 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

2.4	Warrant to purchase ordinary shares, dated April 1, 2001, issued to Dror Harats, as amended (incorporated by reference to Exhibit 4.4 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

2.5	Warrant to purchase ordinary shares, dated May 14, 2001, issued to Dror Harats, as amended (incorporated by reference to Exhibit 4.5 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

2.6	Warrant to purchase ordinary shares, dated December 28, 2001, issued to Dror Harats, as amended (incorporated by reference to Exhibit 4.6 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

4.1	Employee Ownership and Share Option Plan (2011) of the Registrant, and form of agreement thereunder (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

4.2	Form of Release and Indemnification Agreement to be entered into between the Registrant and its officers and directors (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 25, 2014).

4.3†	Commercial Gene Therapy License Agreement, dated April 15, 2011, between the Registrant and Crucell Holland B.V. (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.4†	Agreement, dated February 3, 2013, between the Registrant and Tel Hashomer—Medical Research, Infrastructure and Services Ltd. (incorporated by reference to Exhibit 10.4 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.5†	Manufacturing Services Agreement, dated January 5, 2012, between the Registrant and Lonza Houston, Inc. (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.6	Master Services Agreement, dated May 14, 2008, between the Registrant and Genzyme Pharmaceuticals (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

Exhibit No.	Description

4.7†	Technical Agreement on the Manufacture of Capsules, dated April 29, 2008, between the Registrant and Encap Drug Delivery and standard terms and conditions of purchase order (incorporated by reference to Exhibit 10.7 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.8†	Technical Agreement on the Manufacture of Capsules, dated August 3, 2012, between the Registrant and Encap Drug Delivery and standard terms and conditions of purchase order (incorporated by reference to Exhibit 10.8 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.9†	Material Transfer and Confidentiality Agreement, effective as of September 19, 2005, among the Registrant, Crucell Holland B.V. and BioReliance Ltd. (incorporated by reference to Exhibit 10.9 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.10†	General Services Agreement, dated September 24, 2012, between the Registrant and BioClinica, Inc., and Addendum dated November 19, 2012 and August 29, 2013 (incorporated by reference to Exhibit 10.10 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.11†	Clinical Trial Agreement, dated September 9, 2012, between the Registrant and SCIderm GmbH (incorporated by reference to Exhibit 10.11 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.12†	Service Agreement, dated November 8, 2012, between the Registrant and KCR S.A. (incorporated by reference to Exhibit 10.12 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.13†	Service Agreement, dated December 16, 2013, between the Registrant and KCR S.A. (incorporated by reference to Exhibit 10.13 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.14#	Lease Agreement, dated January 2013, between the Registrant and Matzlawi Building Company Ltd. (incorporated by reference to Exhibit 10.14 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

4.15†	Material Transfer and Confidentiality Agreement, effective February 6, 2012 between the Registrant, Crucell Holland B.V. and Lonza Houston, Inc. (incorporated by reference to Exhibit 10.15 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.16	Agreement between the Registrant and Prof. Jacob George, dated January 24, 2010, as amended on August 1, 2012 (incorporated by reference to Exhibit 10.16 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

4.17	Employee Share Ownership and Option Plan (2014) of the Registrant, and form of Capital Gains Option Agreement thereunder (incorporated by reference to Exhibit 10.17 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 25, 2014).

4.18†	Master Services Agreement, effective as of January 30, 2015, by and between PPD Development, L.P. and the Registrant.

12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).

12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).

13.1**	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, Independent Registered Public Accounting Firm.

†	Portions of this exhibit have been omitted pursuant to a grant of confidential treatment by the Securities and Exchange Commission and the non-public information has been filed separately with the Securities and Exchange Commission.
#	English summary of original Hebrew document.
*	Filed herewith
**	The certifications furnished in Exhibit 13.1 hereto are deemed to accompany this Annual Report on Form 20-F and will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended. Such certifications will not be deemed to be incorporated by reference into any filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Registrant specifically incorporates it by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VASCULAR BIOGENICS LTD.

By:	/s/ Dror Harats
Dror Harats Chief Executive Officer

Date: March 29, 2016