Form 20-F
period 2016-12-31
Vascular Biogenics Ltd.
filed 2017-03-27
CIK 1603207

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

As of December 31, 2016, the Registrant had 26,902,285 Ordinary Shares outstanding.

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financing Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

Cautionary Note Regarding Forward-Looking Statements

This Annual Report contains forward-looking statements that relate to future events or our future financial performance, which express the current beliefs and expectations of our management. Such statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual future results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include all statements that are not historical facts and can be identified by words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases. We have based these forward-looking statements largely on our management’s current expectations and future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

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

The audited financial statements for the years ended December 31, 2016, 2015 and 2014 in this Annual Report have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table summarizes our financial data. We have derived the summary statements of operations data for the years ended December 31, 2016, 2015, and 2014, and the balance sheet data as of December 31, 2016 and 2015 from our audited financial statements included elsewhere in this Annual Report. The statements of operations data for the years ended December 31, 2013 and 2012, and the balance sheet data as of December 31, 2014, 2013 and 2012 is derived from audited financial statements not included in this Annual Report.

The summary of our financial data set forth below should be read together with our audited financial statements and the related notes, as well as the section entitled “Item 5. Operating and Financial Review and Prospects,” included elsewhere in this Annual Report.

	For the year ended December 31,
(in thousands, except share and per-share data)	2016	2015	2014	2013	2012
Statements of operations data:
Research and development expenses, net	$12,447	$11,198	$10,974	$13,508	$10,572
General and administrative expenses	3,828	3,673	3,804 *	2,452	1,897
Operating loss	16,275	14,871	14,778	15,960	12,469
Financial income	(285)	(100)	(15)	(240)	(295)
Financial expenses:
Loss from change in fair value of convertible loan	—	—	2,342	1,638	—
Other financial expenses	12	117	302	12	51
Financial (income) expenses, net	(273)	17	2,629	1,410	(244)
Other comprehensive loss (income)	5	(6)	(10)	(22)	(7)
Comprehensive Loss	$16,007	$14,882	17,397	$17,348	$12,218
Loss per ordinary share, basic and diluted	$0.64	$0.73	$3.09	$15.82	$11.13
Weighted average ordinary shares outstanding, basic and diluted	24,970,585	20,309,596	5,627,324	1,098,248	1,098,248

*	Includes a one-time expense related to the IPO grant of options to our Chief Executive Officer of $2.2 million.

	December 31,
	2016	2015	2014	2013	2012
	(in thousands)
Statements of financial position data:
Cash and cash equivalents and short-term bank deposits	$45,254	$37,146	$36,783	$10,871	$13,959
Total assets	47,274	39,238	38,138	11,827	15,224
Total liabilities	4,874	4,231	3,036	35,410	2,552
Total equity (capital deficiency)	42,400	35,007	35,102	(23,583)	12,672

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

We are a clinical-stage biotechnology company, and we have not yet generated any revenue. We have incurred losses in each year since our inception in 2000, including net losses of $16.0 million, $14.9 million and $17.4 million for the years ended December 31, 2016, 2015 and 2014, respectively. As of December 31, 2016, we had an accumulated deficit of $158.1 million.

We have devoted most of our financial resources to research and development, including our clinical and pre-clinical development activities. To date, we have financed our operations primarily through the sale of equity securities and convertible debt and, to a lesser extent, through grants from governmental agencies. The amount of our future net losses will depend, in part, on the rate of our future expenditures and our ability to obtain funding through equity or debt financings, strategic collaborations or additional grants. We have not completed pivotal clinical trials for any product candidate and it will be a few years, if ever, before we have a product candidate ready for commercialization. Even if we obtain regulatory approval to market a product candidate, our future revenues will depend upon the size of any markets in which our product candidates have received approval, and our ability to achieve sufficient market acceptance, reimbursement from third-party payors and adequate market share for our product candidates in those markets.

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we:

•	continue our research and pre-clinical and clinical development of our product candidates;

•	expand the scope of our current clinical trials for our product candidates;

•	initiate additional pre-clinical, clinical or other studies for our product candidates;

•	seek regulatory and marketing approvals for any of our product candidates that successfully complete clinical trials;

•	further develop the manufacturing process for our product candidates;

•	Establish our own, new, commercial scale manufacturing facility;

•	change or add additional manufacturers or suppliers;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates and technologies;

•	make milestone or other payments under any in-license or other intellectual property related agreements, including our agreement with Tel Hashomer—Medical Research, Infrastructure and Services Ltd. and our license from Crucell Holland B.V., or Crucell, and any other licensing arrangements we may enter into the future;

•	maintain, protect and expand our intellectual property portfolio;

•	attract and retain skilled personnel;

•	create additional infrastructure to support our operations as a public company; and

•	experience any delays or encounter issues with any of the above.

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

Our ability to generate revenue and achieve profitability depends on our ability, alone or with strategic collaboration partners, to successfully complete the development of, obtain the regulatory approvals of, and commercialize our product candidates. We do not anticipate generating revenues from product sales for the foreseeable future, if ever. Our ability to generate future revenues from product sales depends heavily on our success in:

•	completing research and pre-clinical and clinical development of our product candidates;

•	seeking and obtaining regulatory and marketing approvals for product candidates for which we complete clinical trials;

•	developing a sustainable, scalable, reproducible, and transferable manufacturing process for our product candidates;

•	establishing and maintaining supply and manufacturing relationships with third parties that can provide products and services adequate, in amount and quality, to support clinical development and the market demand for our product candidates, if approved;

•	And/or successfully establishing, validating and operating our own manufacturing facility to produce our products in amount and quality, to support clinical development and the market demand for our product candidates, if approved, as well as gaining the health authorities, such as the FDA and EMEA, approval for our manufacturing facility and product.

•	launching and commercializing any product candidates for which we obtain regulatory and marketing approval, either by collaborating with a partner or, if launched independently, by establishing a sales, marketing and distribution infrastructure;

•	obtaining market acceptance of any product candidates that receive regulatory approval as viable treatment options;

•	addressing any competing technological and market developments;

•	implementing additional internal systems and infrastructure, as needed;

•	identifying and validating new product candidates;

•	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;

•	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and

•	attracting, hiring and retaining qualified personnel.

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

We are currently advancing VB-111 for rGBM and ovarian cancer. We intend to advance this current clinical product candidate through clinical development and other product candidates through pre-clinical and clinical development. Developing pharmaceutical products is expensive, and we expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we advance our product candidates in clinical trials. For instance, in order to complete our Phase 3 trial of VB-111 in ovarian cancer, we will need to obtain additional funding.

As of December 31, 2016, our cash and cash equivalents and short-term bank deposits were $45.3 million. As of December 31, 2016, we estimate that our existing cash, cash equivalents and short-term bank deposits will be sufficient to fund our operations into 2019. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches. In any event, we will require additional capital to obtain regulatory approval for our product candidates, and to commercialize any that receive regulatory approval. Raising funds in the current economic environment may present additional challenges. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

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

Through December 31, 2016 we had received an aggregate of $19.0 million in the form of grants from the Israeli Office of the Chief Scientist, or OCS, which has later transformed to the National Authority for Technology and Innovation, or NATI. The requirements and restrictions for such grants are found in the Israel Encouragement of Research and Development in Industries, or the Research Law. Under the Research Law, royalties of 3% to 3.5% on the revenues derived from sales of products or services developed in whole or in part using these NATI grants are payable to the Israeli government. We developed both of our platform technologies, at least in part, with funds from these grants, and accordingly we would be obligated to pay these royalties on sales of any of our product candidates that achieve regulatory approval. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. As of December 31, 2016, the balance of the principal and interest in respect of our commitments for future payments to the NATI totaled approximately $23.3 million. As of December 31, 2016, we had not paid any royalties to the NATI. As part of funding our current and planned product development activities, we submitted follow-up grant application, of which we expect that grants totaling between $1.5 million and $3.0 million will be approved for 2017 in connection with our VB-111 development. We do not intend to submit any further application in support of the development of VB-201/Lecinoxoid project.

These grants have funded some of our personnel, development activities with subcontractors and other research and development costs and expenses. However, if these awards are not funded in their entirety or if new grants are not awarded in the future, due to, for example, NATI budget constraints or governmental policy decisions, our ability to fund future research and development and implement technological improvements would be impaired, which would negatively impact our ability to develop our product candidates.

The Israeli government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties.

Our research and development efforts have been financed, in part, through the grants that we have received from the NATI. We, therefore, must comply with the requirements of the Research Law.

Under the Research Law, we are required to manufacture the major portion of each of our products developed using these grants in the State of Israel or otherwise ask for special approvals. We may not receive the required approvals for any proposed transfer of manufacturing activities. Even if we do receive approval to manufacture products developed with government grants outside of Israel, the royalty rate may be increased and we may be required to pay up to 300% of the grant amounts plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in our own manufacturing operations for those products or technologies. See “Item 5. Operating and Financial Review and Prospects—Financial Overview—Research and Development Expenses” for additional information.

Additionally, under the Research Law, we are prohibited from transferring, including by way of license, the NATI-financed technologies and related intellectual property rights and know-how outside of the State of Israel, except under limited circumstances and only with the approval of the NATI Research Committee. We may not receive the required approvals for any proposed transfer and, even if received, we may be required to pay the NATI a portion of the consideration that we receive upon any sale of such technology to a non-Israeli entity up to 600% of the grant amounts plus interest. The scope of the support received, the royalties that we have already paid to the NATI, the amount of time that has elapsed between the date on which the know-how or the related intellectual property rights were transferred and the date on which the NATI grants were received and the sale price and the form of transaction will be taken into account in order to calculate the amount of the payment to the NATI. Approval of the transfer of technology to residents of the State of Israel is required, and may be granted in specific circumstances only if the recipient abides by the provisions of applicable laws, including the restrictions on the transfer of know-how and the obligation to pay royalties. No assurance can be made that approval to any such transfer, if requested, will be granted.

These restrictions may impair our ability to sell our technology assets or to perform or outsource manufacturing outside of Israel, engage in change of control transactions or otherwise transfer our know-how outside of Israel and may require us to obtain the approval of the NATI for certain actions and transactions and pay additional royalties and other amounts to the NATI. In addition, any change of control and any change of ownership of our ordinary shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the Research Law, requires prior written notice to the NATI, and our failure to comply with this requirement could result in criminal liability.

These restrictions will continue to apply even after we have repaid the full amount of royalties on the grants. For the years ended December 31, 2016, 2015 and, 2014, we recorded grants totaling $1.7 million, $1.9 million, and $1.6 million from the NATI, respectively. The grants represented 12%, 14%, and 12.7% respectively, of our gross research and development expenditures for the years ended December 31, 2016, 2015 and, 2014. If we fail to satisfy the conditions of the Research Law, we may be required to refund certain grants previously received together with interest and penalties, and may become subject to criminal charges.

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

We have invested a significant portion of our efforts and financial resources in the development of VB-111 for rGBM, for which we are conducting our Phase 3 pivotal trial, and VB-201 for psoriasis and ulcerative colitis for which we have completed Phase 2 clinical trials in which it did not meet its primary endpoints. Our ability to generate product revenue from our product candidate depends heavily on the successful development and commercialization of our products, which, in turn, depends on several factors, including the following:

•	our ability to continue and support the lecinoxoids platform technology in light of the negative results in psoriasis and ulcerative colitis, or otherwise out-license or collaborate with third party partner to further develop the platform;

•	our ability to continue and support the VTS platform technology and its lead candidate VB-111;

•	successfully completing our ongoing and future trials of VB-111 for rGBM;

•	our ability to raise additional funding sufficient to conduct other future clinical trials;

•	demonstrating that VB-111 for rGBM is safe and effective at a sufficient level of statistical or clinical significance and otherwise obtaining marketing approvals from regulatory authorities;

•	establishing successful manufacturing arrangements with third-party manufacturers that are compliant with current good manufacturing practices, or cGMP, and which will ensure the development of a large scale manufacturing process and adequate facilities or being able to conduct such manufacturing ourselves;

•	establishing a facility for the manufacture of commercial quantities of VB-111, if approved;

•	establishing successful sales and marketing arrangements for VB-111, if approved;

•	maintaining an acceptable safety and efficacy profile for VB-111;

•	the availability of coverage and reimbursement to patients from healthcare payors for VB- 111, if approved; and

•	other risks described in these “Risk Factors.”

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

In particular, VB-111 for ovarian cancer is intended for a rare disorder with limited patient pools from which to draw for clinical trials. The eligibility criteria of our clinical trials will further limit the pool of available trial participants. Additionally, the process of finding and diagnosing patients may prove costly.

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

We are currently in Phase 3 clinical trial for VB-111 for rGBM and plan a Phase 3 clinical trials for VB-111 for ovarian cancer. Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates in humans. Clinical testing is expensive, time-consuming and uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

•	delays in reaching a consensus with regulatory agencies on trial design;

•	delays in reaching agreement on acceptable terms with prospective CROs and clinical trial sites;

•	delays in obtaining required IRB approval at each clinical trial site;

•	delays in recruiting suitable patients to participate in our clinical trials including in particular for those trials for rare diseases such as ovarian cancer;

•	imposition of a clinical hold by regulatory agencies, including after an inspection of our clinical trial operations or trial sites;

•	failure by our CROs, other third parties or us to adhere to clinical trial requirements;

•	failure to perform in accordance with the FDA’s good clinical practices, or GCP, or applicable regulatory requirements in other countries;

•	delays in the testing, validation, manufacturing and delivery of our product candidates to the clinical sites;

•	delays in having patients complete participation in a trial or return for post-treatment follow-up;

•	clinical trial sites or patients dropping out of a trial;

•	occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits; or

•	changes in regulatory requirements and guidance that require amending or submitting new clinical trial protocols.

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

Risks Related to Commercialization of Our Product Candidates

We intend to partially rely on third-party manufacturers to produce commercial quantities of any of our product candidates that receives regulatory approval, but we have not entered into binding agreements with any such manufacturers to support commercialization. Additionally, these manufacturers do not have experience producing our product candidates at commercial levels and may not achieve the necessary regulatory approvals or produce our product candidates at the quality, quantities, locations and timing needed to support commercialization.

We have not yet secured manufacturing capabilities for commercial quantities of our product candidates or established facilities in the desired locations to support commercialization of our product candidates. Although we intend to partially rely on third-party manufacturers for commercialization, we have only entered into agreements with such manufacturers to assist in the scaling up of the manufacturing process of VB-111. We may be unable to negotiate binding agreements with the manufacturers to support our commercialization activities on commercially reasonable terms, which agreements will further be required to comply with the restrictions imposed under the Research Law.

We may encounter technical or scientific issues related to manufacturing or development that we may be unable to resolve in a timely manner or with available funds. Although we currently have process development and small-scale manufacturing capabilities for VB-111 internally, and although we have leased a site in which we are planning to establish a commercial scale manufacturing facility, we do not yet have the capacity to manufacture our product candidates on a commercial scale. In addition, our product candidates are novel, and no manufacturer currently has the experience or ability to produce our product candidates at commercial levels. If we are unable to produce or engage manufacturing partners to produce our product candidates on a larger scale on reasonable terms, our commercialization efforts will be harmed.

Even if we timely develop a manufacturing process and successfully transfer it to the third- party manufacturers of our product candidates, if we or such third-party manufacturers are unable to produce the necessary quantities of our product candidates, or in compliance with cGMP or with pertinent regulatory requirements, and within our planned time frame and cost parameters, the development and sales of our product candidates, if approved, may be impaired.

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

In particular, VB-111 may face competition from currently approved drugs and drug candidates under development by others to treat rGBM or ovarian cancer. In May 2009, the FDA granted accelerated approval to Avastin (bevacizumab), which is an angiogenesis inhibitor, to treat patients with rGBM at progression after standard first-line therapy. In addition to bevacizumab, a number of companies are conducting late-stage clinical trials to test targeted drugs focused on angiogenesis inhibition for the treatment of ovarian cancer, including, among others, Amgen’s trebananib, Boehringer Ingelheim’s nintedanib, AstraZeneca’s cediranib and Novartis’s Votrient. The expansion of PARP inhibitors (such as olaparib) for ovarian cancer, and clinical studies evaluating the potential use of checkpoint inhibitors for ovarian cancer may also affect the prior lines of therapy, or the segment of patient population who will seek treatment with VB-111.

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

We are highly dependent on principal members of our executive team listed under “Management” in this report, including
Prof. Dror Harats, our chief executive officer, the loss of whose services may adversely impact the achievement of our objectives. While we have entered into employment agreements with each of our executive officers, any of them could leave our employment at any time, as all of our employees are “at will” employees. Recruiting and retaining other qualified employees, consultants and advisors for our business, including scientific and technical personnel, will also be critical to our success. There is currently a shortage of skilled executives in our industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for individuals with similar skill sets. In addition, failure to succeed in pre-clinical studies or clinical trials may make it more challenging to recruit and retain qualified personnel. The inability to recruit or loss of the services of any executive, key employee, consultant or advisor may impede the progress of our research, development and commercialization objectives.

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

As of March 1, 2017, we had 34 employees. As we mature and undertake the activities required to advance our product candidates into later stage clinical development and to operate as a public company, we expect to expand our full-time employee base and to hire more consultants and contractors. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate or grow revenue could be compromised, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

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

If our existing or future manufacturing facility is damaged or destroyed, or production at any of those facilities is otherwise interrupted, our business and prospects would be negatively affected.

We currently have a single, small-scale manufacturing facility in Israel and we are establishing a substitute manufacturing facility for commercial scale production. If our existing or future manufacturing facility, or the equipment in it, is damaged or destroyed, we likely would not be able to quickly or inexpensively replace our manufacturing capacity and possibly would not be able to replace it at all. Any new facility needed to replace our existing or future manufacturing facility would need to comply with the necessary regulatory requirements, and be tailored to our manufacturing requirements and processes. We would need FDA approval before using any product candidates manufactured at a new facility in clinical trials or selling any products that are ultimately approved. Such an event could delay our clinical trials or, if any of our product candidates are approved by the FDA, reduce or eliminate our product sales.

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

We are exposed to the risks that the NIS may appreciate relative to the dollar, or, if the NIS instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar- denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the dollar. For example, the average exchange rate of the dollar against the NIS decreased in 2016, increased in 2015 and in 2014. Market volatility and currency fluctuations may limit our ability to cost- effectively hedge against our foreign currency exposure and, in addition, our ability to hedge our exposure to currency fluctuations in certain emerging markets may be limited. Hedging strategies may not eliminate our exposure to foreign exchange rate fluctuations and may involve costs and risks of their own, such as devotion of management time, external costs to implement the strategies and potential accounting implications. Foreign currency fluctuations, independent of the performance of our underlying business, could lead to materially adverse results or could lead to positive results that are not repeated in future periods.

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

Patent reform legislation (the Leahy-Smith Act) enacted in 2013 continues to increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. The Leahy-Smith Act introduced a number of significant changes to U.S. patent law, including provisions that affect the way patent applications are prosecuted and patent litigation is conducted. The U.S. PTO continues to develop regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Act, in particular, the Inter Partes Review (IPR) proceedings. It remains to be seen what impact the Leahy-Smith Act will have on the operation of our business. However, the Act and its implementation increases the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

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

The market price of our ordinary shares has been and is likely to remain volatile. Our share price could be subject to wide fluctuations in response to a variety of factors, including the following:

•	adverse results or delays in pre-clinical studies or clinical trials, and resulting changes in our clinical development programs;

•	reports of adverse events in other similar products or clinical trials of such products;

•	inability to obtain additional funding;

•	any delay in filing an IND or BLA for any of our product candidates and any adverse development or perceived adverse development with respect to the FDA’s review of that IND or BLA;

•	failure to develop successfully and commercialize our product candidates for the proposed indications and future product candidates for other indications or new candidates;

•	failure to maintain our licensing arrangements or enter into strategic collaborations;

•	failure by us or our licensors and strategic collaboration partners to prosecute, maintain or enforce our intellectual property rights;

•	changes in laws or regulations applicable to future products;

•	inability to scale up our manufacturing capabilities (including in Israel), inability to obtain adequate product supply for our product candidates or the inability to do so at acceptable prices;

•	adverse regulatory decisions, including by the NATI under the Research Law;

•	introduction of new products, services or technologies by our competitors;

•	failure to meet or exceed financial projections we may provide to the public;

•	failure to meet or exceed the financial expectations of the investment community;

•	the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	additions or departures of key scientific or management personnel;

•	significant lawsuits, including patent or shareholder litigation;

•	changes in the market valuations of similar companies;

•	sales of our ordinary shares by us or our shareholders in the future; and

•	trading volume of our ordinary shares.

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

As of December 31, 2016, our executive officers, directors, five percent shareholders and their affiliates beneficially owned approximately 51.0% of our voting shares. Therefore, these shareholders have the ability to control us through their ownership positions. These shareholders may be able to determine all matters requiring shareholder approval. For example, these shareholders, if they were to act together, may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares that you may believe are in your best interest as one of our shareholders.

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

As of December 31, 2016, options and warrants to purchase 4,491,535 ordinary shares at a weighted average exercise price of $4.55 per share were outstanding. The exercise of any of these options and warrants would result in additional dilution.

Sales of a substantial number of our ordinary shares in the public market could cause our share price to fall.

If our existing shareholders sell, indicate an intention to sell or the market perceives that they intend to sell, substantial amounts of our ordinary shares in the public market, the market price of our ordinary shares could decline significantly. As of December 31, 2016, we had outstanding a total of 26,902,285 ordinary shares. Substantially all of the shares are available for sale in the public market.

As of December 31, 2016, 12,054,249 ordinary shares are held by directors, executive officers and other affiliates and are subject to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

In addition, as of March 1, 2017, an aggregate of 4,539,715 ordinary shares that are either subject to outstanding options, reserved for future issuance under our 2014 Plan or subject to outstanding warrants will or may become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules and Rule 144 and Rule 701 under the Securities Act. In addition, our investor rights agreement entitles certain shareholders who previously held preferred shares prior to our initial public offering to certain registration rights. As of March 1, 2017, these holders collectively held an aggregate of 9,043,261 ordinary shares entitled to such registration rights. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our ordinary shares could decline.

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

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, including the requirement for an emerging growth company to disclose the compensation of the chief executive officer and other two highest compensated executive officers on an individual, rather than aggregate, basis. A recent amendment to regulations under the Israeli Companies Law will require us to disclose, at the latest, in the notice for our 2016 annual meeting of shareholders, the annual compensation of our five most highly compensated officers on an individual, rather than aggregate, basis. However, this disclosure will not be as extensive as that required of a U.S. domestic issuer.

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

We are incorporated under Israeli law and our offices and operations are located in the State of Israel. In addition, our key employees, officers and all but two of our directors are residents of Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries.

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

As of March 1, 2017, we had 34 employees, all of whom were based in Israel. Some of our employees may be called upon to perform up to 36 days (and in some cases more) of annual military reserve duty until they reach the age of 40 (and in some cases, up to 45 or older) and, in emergency circumstances, could be called to immediate and unlimited active duty. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. Since September 2000, in response to increased tension and hostilities, there have been occasional call-ups of military reservists, including in connection with the 2006 conflict in Lebanon, and the December 2008 and November 2012 conflicts with Hamas, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations. Additionally, the absence of a significant number of the employees of our Israeli suppliers and contractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations.

The tax benefits that are available to us if and when we generate taxable income require us to meet various conditions and may be prevented or reduced in the future, which could increase our costs and taxes.

If and when we generate taxable income, we would be eligible for certain tax benefits provided to “Benefited Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959, as amended, or the Investment Law. In order to remain eligible for the tax benefits for “Benefited Enterprises” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. In addition, we informed the Israeli Tax Authority of our choice of 2012 as a “Benefited Enterprise” election year, all under the Investment Law. The benefits available to us under this tax regulation are subject to the fulfillment of conditions stipulated in the regulation. Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies is 25% for 2016, 24% for 2017 and 23% for 2018 and thereafter. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Item 10E. Taxation—Israeli Tax Considerations and Government Programs—Law for the Encouragement of Capital Investments, 5719-1959.”

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

We do not believe that we were a CFC for the taxable year ended December 31, 2016 or that we are currently a CFC. It is possible, however, that a shareholder treated as a U.S. person for U.S. federal income tax purposes will acquire, directly or indirectly, enough shares to be treated as a Ten Percent Shareholder after application of the constructive ownership rules and, together with any other Ten Percent Shareholders of our company, cause us to be treated as a CFC for U.S. federal income tax purposes. We believe that certain of our shareholders are Ten Percent Shareholders for U.S. federal income tax purposes. Holders should consult their own tax advisors with respect to the potential adverse U.S. federal income tax consequences of becoming a Ten Percent Shareholder in a CFC.

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

Since PFIC status depends on the composition of our income and the composition and value of our assets (which may be determined in large part by reference to the market value of our ordinary shares, which may be volatile) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. However, because we had no revenue-producing operations, we believe that we were likely a PFIC for our 2016 taxable year. In addition, unless and until we generate sufficient revenue from active licensing and other non-passive sources and otherwise satisfy the asset test above, we expect to be treated as a PFIC in future taxable years.

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

Our lead product candidate, VB-111 (ofranergene obadenovec), is a gene-based biologic that we are developing for solid tumor indications, with an advanced program for recurrent glioblastoma, or rGBM, an aggressive form of brain cancer. We have obtained fast track designation for VB-111 in the United States for prolongation of survival in patients with glioblastoma that has recurred following treatment with standard chemotherapy and radiation. We have also received orphan drug designation in both the United States and Europe. In September 2015, we reported complete results from our Phase 2 trial of VB-111 in rGBM, demonstrating a statistically-significant benefit in overall survival and favorable response rate in patients treated with VB-111 in combination with bevacizumab. Our pivotal Phase 3 GLOBE study in rGBM began in August 2015 and is comparing a combination of VB-111 and bevacizumab to bevacizumab alone. The study is being conducted under a special protocol assessment, or SPA, agreement with the U.S. Food and Drug Administration, or FDA, with full endorsement by the Canadian Brain Tumor Consortium (CBTC). We completed enrollment for the trial in December 2016, five months ahead of our initial plan, with a total of 256 patients in the US, Canada and Israel.

We also have been conducting a program targeting anti-inflammatory diseases, based on the use of our Lecinoxoid platform technology. Lecinoxoids are a novel class of small molecules we developed that are structurally and functionally similar to naturally occurring molecules known to modulate inflammation. The lead product candidate from this program, VB-201, is a Phase 2-ready molecule that demonstrated efficacy in reducing vascular inflammation in a Phase 2 sub-study in psoriatic patients with cardiovascular risk. Due to business limitations associated with the heavy burden of developing medications for cardiovascular diseases, we chose to test it in psoriasis and ulcerative colitis; however, as we reported in February 2015, VB-201 failed to meet the primary endpoint in Phase 2 clinical trials for psoriasis and for ulcerative colitis. As a result, we have terminated our development of VB-201 in those indications. Nevertheless, based on recent pre-clinical studies, we believe that VB-201 and some second generation molecules such as VB-703 may be applicable for NASH and renal fibrosis. Since the company intends to focus substantially all of our efforts and resources on advancing our oncology program, we will seek to advance our Lecinoxoid assets via strategic deals.

We are also conducting a research program exploring the potential of targeting of MOSPD2 for immuno-oncology applications. In January 2017, we reported that targeting of MOSPD2 inhibits chemotaxis of monocytes and neuropils, and that unpublished VBL data also show MOSPD2 expression on certain tumor cells. We believe that targeting of MOSPD2 may have several therapeutic applications, including inhibition of monocyte migration in chronic inflammatory conditions, inhibition of tumor cell metastases and targeting of MOSPD2-expressing tumor cells. We are developing our “VB-600 series” of pipeline candidates towards these applications.

We are developing our lead oncology product candidate, VB-111, for solid tumor indications, with current clinical programs in rGBM, thyroid cancer and ovarian cancer. In interim analyses of data from our ongoing open-label Phase 2 clinical trial of VB-111 in rGBM, we observed dose-dependent attenuation of tumor growth and an increase in median overall survival, which is the time interval from initiation of treatment to the patient’s death. The U.S. Food and Drug Administration, or FDA, has granted VB-111 fast track designation for prolongation of survival in patients with glioblastoma that has recurred following treatment with temozolomide, a chemotherapeutic agent commonly used to treat newly diagnosed glioblastoma, and radiation. On July 1, 2014, the FDA concurred with the design and planned analyses of our Phase 3 pivotal trial of VB-111 in rGBM pursuant to an SPA. At the time, commencement of the trial was subject to our providing the agency with more information regarding our potency release assay for the trial. We developed this assay and submitted initial information to the FDA on May 26, 2014. On February 5, 2015 the FDA has found our data satisfactory and removed the partial hold. We began our Phase 3 pivotal trial of VB-111 in rGBM in August 2015 and completed patient enrollment for the study in December 2016. According to the current study protocol, which was modified in December 2016, an interim analysis will take place when 105 mortality events will occur in the trial and after 50% of the patients have more than 12 months potential follow up, whichever occurs later. The timing of the interim analysis, which depends both on the timing of enrollment and on VB-111 activity, is expected mid-2017. Top-line data will be available when 189 events will occur in the trial, which is expected in early 2018. We received FDA approval for the protocol amendment, while maintaining the SPA status for the trial. Following a positive safety review announced in December 2016, the GLOBE trial continues as planned. Based on interactions with the FDA, we believe the current trial, if successful, will support a Biologics License Application (BLA) in 2018.

VB-111 was also being studied in a Phase 2 trial for recurrent platinum-resistant Ovarian Cancer and in a Phase 2 study in recurrent, iodine-resistant differentiated Thyroid Cancer. In a Phase 2 trial for recurrent platinum-resistant ovarian cancer, VB-111 demonstrated a statistically significant increase in overall survival and 60% durable response rate (as measured by reduction in CA-125), approximately twice the historical response with bevacizumab plus chemotherapy in ovarian cancer. In December 2016, we had an end-of-Phase-2 meeting with the FDA, in which we received approval from the FDA to advance VB-111 for a Phase 3 study in platinum-resistant ovarian cancer, which we intend to launch in the second half of 2017.

In February 2017, we reported full data from our exploratory Phase 2 study of VB-111 in recurrent, iodine-resistant differentiated thyroid cancer. The primary endpoint of the trial, defined as 6-month progression-free-survival (PFS-6) of 25%, was met with a dose response. Forty-seven percent of patients in the therapeutic-dose cohort reached PFS-6, versus 25% in the sub-therapeutic cohort, both groups meeting the primary endpoint. An overall survival benefit was seen, with a tail of more than 40% at 3.7 years for the therapeutic-dose cohort, similar to historical data for pazopanib (Votrient®), a tyrosine kinase inhibitor; however, most patients in the VB-111 study had tumors that previously had progressed on pazopanib or other kinase inhibitors. As of December 31, 2016, we had studied VB-111 in over 200 patients and have observed it to be well-tolerated. In December 2015, we have been granted a US composition of matter patents that provides intellectual property protection for VB-111 in the US until October 2033 before any patent term extension.

Our Strategy

Our goal is to become a leading biopharmaceutical company focused on discovering, developing and commercializing innovative therapeutics that leverage our proprietary VTS platform technology for oncology indications. We intend to achieve this goal by pursuing the following strategies:

•	Pursue regulatory approval for our lead oncology compound, VB-111, for rGBM

We commenced a Phase 3 pivotal trial of VB-111 for rGBM in August 2015, under our SPA with the FDA, and estimate that we will receive interim data in the first half of mid-2017. We have secured funding for the GLOBE trial through a follow-on offering of $15 million on November 2015, and strengthened our cash position through a $24 million registered direct offering in June 2016. We expect to complete the trial in the beginning of 2018. The timing of this data will depend on overall survival of the patients in the trial. If we receive positive data from the trial, we expect to submit a BLA to the FDA during 2018, seeking approval of VB-111 for the treatment of rGBM in the United States.

•	Expand indications for VB-111

We believe VB-111 has the potential for applications in other solid tumors in addition to rGBM. We have conducted clinical trials of VB-111 in both ovarian and thyroid cancer. We intend to continue development of VB-111 for platinum-resistant ovarian cancer and plan to launch a Phase 3 study for this indication in the second half of 2017. We also plan to conduct an exploratory study for VB-111 in combination with a checkpoint inhibitor in lung cancer. For advanced clinical development of VB-111 for thyroid cancer and additional cancer indications we intend to seek to establish collaborations with one or more strategic partner. We may also pursue expansion of the treatment indication of VB-111 in glioblastoma beyond recurrent cases to include newly diagnosed cases if clinical data support such expansion.

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

We currently manufacture clinical quantities of VB-111 at our facility in Israel and through a third party in the United States. We are in the process of constructing a large-scale manufacturing facility that would enable us to manufacture commercial quantities of VB-111, if it receives regulatory approval, and potentially other product candidates. We have entered into a long-term lease contract of a new stand-alone facility in Modiin, Israel. We plan to operate this new facility in the second half of 2017.

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

VB-111 (ofranergene obadenovec)

VB-111 is a unique biologic agent that uses a dual mechanism to target solid tumors. Its mechanism combines blockade of tumor vasculature with an anti-tumor immune response.

Based on a non-integrating, non-replicating, Adeno 5 vector, VB-111 utilizes VBL’s proprietary Vascular Targeting System (VTS™) to target the tumor vasculature for cancer therapy. We designed VB-111 to address oncology indications, specifically solid tumors, by selectively targeting the blood vessels required for tumor growth and encouraging the programmed cell-death process, or apoptosis, of cells in those blood vessels. VB-111 is administered intravenously. PPE-1-3X is activated specifically in angiogenic endothelial cells and regulates a transgene consisting of a combination of two gene sequences known as Fas and TNFR1. When expressed, the transgene produces a unique pro-apoptotic protein, the Fas-TNFR1 chimera, that interacts with a native inflammatory molecule, Tumor Necrosis Factor, or TNF- alpha, and results in the destruction of newly formed or immature blood vessels. When activated by PPE-1-3X, specifically in angiogenic endothelial cells, this combination enables VB-111 to reduce tumor growth in a highly targeted manner.

In addition, VB-111 induces a specific anti-tumor immune response. In 2004, we published preclinical data, which suggested that there is an immune inflammatory response to the presence of the viral vector and the Fas-TNFR1 chimera. Further support for a potential role of the immune system as part of VB-111’s mechanism of action came from an observation that patients who developed fever as a response to VB-111 administration, at least once along the treatment course, had a survival benefit over those who did not experience post-dosing fever. Moreover, an immunotherapeutic effect was also observed in biopsies taken from ovarian cancer patients. Immunohistochemistry staining showed regions of apoptotic cancer cells and infiltration of cytotoxic CD8 T-cells following treatment with VB-111.

VB-111’s mechanism of action is illustrated below:

Unlike anti-VEGF agents (such as Avastin®) or tyrosine-kinase inhibitors (TKIs), VB-111 does not aim to block a specific pro-angiogenic pathway; instead, it uses an angiogenesis-specific sensor (VBL’s PPE-1-3x proprietary promoter) to specifically induce cell death in angiogenic endothelial cells in the tumor milieu. This mechanism retains activity regardless of baseline tumor mutations or the identity of the pro-angiogenic factors secreted by the tumor and shows activity even after failure of prior treatment with other anti-angiogenics. Moreover, VB-111 induces specific anti-tumor immune response, which is accompanied by recruitment of CD8 T-cells and apoptosis of tumor cells. We believe that this mode of action makes VB-111 less susceptible to resistance and, therefore, potentially applicable for a broader patient population than current therapies.

We have conducted pre-clinical studies in animal models of lung cancer, colon cancer, thyroid cancer, rGBM and melanoma. Based on those studies, and clinical results to date, we believe that VB-111 has anti-tumoral activity that may hold clinical promise and may be suitable for treatment of rGBM and other solid tumors. We also decided to focus on rGBM as our first indication because we expect the rapid kinetics of this disease will enable us to accumulate clinical data in a short time and, therefore, may facilitate development of VB-111 for this and other indications.

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

On September 28, 2015, we reported full Phase 2 data on VB-111 in combination with Bevacizumab (Avastin™) in rGBM. Trial results include 46 patients with rGBM treated with VB-111; upon disease progression, 23 patients were treated with VB-111 in combination with Avastin ™ , and 22 received Avastin ™ alone. One patient, who achieved a complete response, is still stable on VB-111 alone for more than 3 years as of January 25, 2017, and was included in the continuous exposure cohort. The median number of bi-monthly VB-111 doses was four for the cohort, which was treated with VB-111 through progression, versus one in the limited exposure cohort (average of 4.6 vs. 2.2, respectively). Continuous exposure to VB-111 demonstrated significant improvement in overall survival, with median overall survival of 15 months, compared to eight months in patients on limited VB-111 exposure (p=0.048), meeting the primary endpoint of the trial. Two complete responses and five partial responses were seen in the VB-111 continuous exposure cohort (n=24), compared to only two partial responses in VB-111 limited exposure cohort (n=22). VB-111 was found to be well tolerated.

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

In June 2016 at the ASCO conference, we presented clinical data that demonstrate a significant overall survival benefit in rGBM patients receiving VB-111 compared with historical Avastin® meta-analysis data. In the Phase 2 VB-111 trial, the median overall survival of patients who received continuous exposure of VB-111 in combination with Avastin was 59.1 weeks. This is compared to 32.1 weeks in the pooled data from the 8 studies in the meta-analysis (p=0.0295; Hazard Ratio 0.62, 95% CI: 0.40-0.96). Median survival ranged from 26.0 weeks to 45.7 weeks in the meta-analysis. Overall survival at 12 months for patients on continuous exposure of VB-111 was 57%, compared with 24% overall survival (range 16%-38%) for the pooled Avastin® treated rGBM data (p=0.03).

VBL’s pivotal Phase 3 GLOBE study is proceeding under a Special Protocol Assessment (SPA) granted by the FDA, with full endorsement by the Canadian Brain Tumor Consortium (CBTC). On January 6, 2017 we reported that we completed enrollment in the GLOBE Phase 3 study evaluating the efficacy of VB-111 in patients with recurrent glioblastoma (rGBM). Enrollment in the study, 256 patients in total, has been completed five months ahead of schedule.

On December 5, 2016 we announced that the independent Data Safety Monitoring Committee (DSMC) met to conduct its first safety review of the Phase 3 GLOBE Study investigating ofranergene obadenovec (VB-111) in recurrent glioblastoma (rGBM). The DSMC is an independent multidisciplinary group that conducts detailed review of un-blinded study data, discusses potential safety concerns and provides recommendations regarding trial continuation. The committee reviewed the GLOBE safety data collected through a cutoff date in September 2016, and did not find any adverse events that would be cause for concern. As a result, the DSMC recommended that the study continue as planned.

Following a meeting with FDA in December 2016, VBL has also received FDA approval for adjustments in the GLOBE protocol, while keeping the SPA in place. Originally, the interim analysis in GLOBE was to be conducted after 91 deaths. The modified protocol specifies that it will be conducted after 105 deaths, and after 50% of the patients have more than 12 months potential follow up, whichever occurs later. The final analysis will be conducted at 189 deaths (75% of events), versus the original planned for 151 deaths (60% of events).

These adjustments to the GLOBE protocol are intended to provide better powering and increase the probability for a clearer efficacy signal. Given the fast recruitment pace and completion of recruitment ahead of schedule, we continue to expect that the interim analysis will occur in mid-2017 and that the top-line results from the full dataset will be available in early 2018.

In addition to GBM, based on observations from early clinical trials, we have advanced VB-111 into tumor specific, repeat-dose trials, in ovarian cancer and thyroid cancer.

Ovarian cancer was diagnosed in approximately 22,000 American women in 2013, according to the National Cancer Institute. In ovarian cancer, clinical trials of bevacizumab, which, like VB-111, is an anti-angiogenic agent, demonstrated some improvement in progression free survival in women with high-risk advanced ovarian cancer. Therefore, we conducted a Phase 1/2 clinical trial in ovarian cancer using VB-111 in combination with paclitaxel, a common chemotherapeutic agent.

This trial was designed as a Phase 1/2 dose escalation study. The primary objectives were to evaluate the safety and tolerability and identify dose limiting toxicity in combination of VB-111 and weekly paclitaxel; and explore the efficacy in an expanded cohort of the optimally tolerated dose of combination VB-111 and weekly paclitaxel, based on RECIST response, CA-125 response, progression free survival (PFS) and overall survival (OS) in patients with recurrent platinum-resistant ovarian cancer.

Twenty one patients with recurrent platinum-resistant Müllerian/ovarian cancer were enrolled at Massachusetts General Hospital and Dana Farber Cancer Institute, and received up to 7 doses of treatment. Patients were treated in two consecutive cohorts: Low Dose Treatment (n=4, 3x1012 VPs + 40mg/80 paclitaxel) or a Therapeutic Dose (n=17, 1x1013 VPs + 80 paclitaxel). All patients had measurable disease, with a grade at diagnosis of: 1A (1, 5%), 1B (1, 5%), 1C (1, 5%); IIIC (12, 57%); or IV (6, 29%). The patients included in the study were of particularly adverse prognosis as 48% of the patients were primary platinum refractory and 52% had tumors that failed to respond to prior anti-angiogenic agents, including Avastin.

In June 2016 at the ASCO conference, we presented clinical top-line data from this trial. The results showed a significant increase in overall survival at the therapeutic dose of VB-111 vs. the low dose level (810 vs. 172 days, p=0.042). Nine of the 15 evaluable patients (60%) on the therapeutic dose had a response, as defined by a 50% reduction in CA-125. Durable RECIST responses and disease stabilizations were seen. This represents an approximate doubling in response rate, compared to historical data with ovarian cancer patients treated with a combination of Avastin® and chemotherapy in the AURELIA trial which reported CA-125 response in 11.6% of patients treated with chemotherapy and 31.8% CA-125 response in ovarian cancer patients treated with a combination of chemotherapy and Avastin®.

An immunotherapeutic effect was also observed in biopsies taken from patients. H&E and immunohistochemistry staining showed regions of apoptotic cancer cells and infiltration of cytotoxic CD8 T-cells following treatment with VB-111. VB-111 was found to be safe and well tolerated. Toxicity was similar to what would be expected with antiangiogenics and taxanes in this patient population. Eight serious adverse events were reported, 2 were considered by the investigator to be possibly related to be VB-111. No dose limiting toxicities were reported at any dose level.

In December 2016 we had an end-of-Phase 2 meeting with the FDA to discuss the clinical path of VB-111 in ovarian cancer. We reached agreement with the FDA on our clinical plan to proceed to a Phase 3 pivotal study of VB-111 in platinum-resistant patients, with OS as the primary endpoint. We intend to advance VB-111 for this patient population, for which most current therapies fail to prolong patient survival, and plan to launch an ovarian cancer pivotal study in the second half of 2017.

In thyroid cancer, we conducted an exploratory Phase 2 clinical trial to evaluate safety and efficacy of VB-111. According to the National Cancer Institute, there are an estimated 535,000 people currently living with thyroid cancer in the United States, with an estimated 60,000 new cases of thyroid cancer each year. Most cases can be treated by surgery and radioactive iodine. If radioactive iodine is ineffective, other treatments are prescribed, such tyrosine kinase inhibitors and systemic chemotherapy. However, if such treatments are unsuccessful, the therapeutic options for patients are currently very limited. There are an estimated 2,000 annual deaths in the U.S. as a result of the disease. This subset of patients has an unmet need for novel therapeutic options such as VB-111.

Our open-label dose-escalating study enrolled patients with advanced, recently-progressive, differentiated thyroid cancer that was unresponsive to radioactive iodine, in two cohorts. Most patients had tumors that had not responded to multiple therapies prior to enrollment, including radiation and kinase inhibitors. In the first cohort, thirteen patients received a single intravenous infusion of VB-111 at a sub-therapeutic dose of 3X1012 viral particles (VPs). The second cohort included seventeen patients, who received VB-111 at a therapeutic dose of 1013 VPs every two months until disease progression. One patient proceeded from a single low dose to receive later multiple high doses at progression and was included in both groups (for PFS only).

On February 21, 2017 we announced full data from this trial. The primary endpoint of the trial, defined as 6-month progression-free-survival (PFS-6) of 25%, was met with a dose response. Forty-seven percent (47%; 8/17) of patients in the therapeutic-dose cohort reached PFS-6, versus 25% (4/12) in the sub-therapeutic cohort, both groups meeting the primary endpoint. Reduction in tumor measurement after the first dose was seen in 44% (7/16) of patients in the therapeutic-dose cohort, compared to 9% (1/11) in the sub-therapeutic-dose cohort. An overall survival benefit was seen with a tail of more than 40% at 3.7 years for the therapeutic-dose cohort (mOS 684 days). This is similar to historical data for pazopanib (Votrient®), a tyrosine kinase inhibitor; however, most patients in the VB-111 study had tumors that previously had progressed on pazopanib or other kinase inhibitors. VB-111 was observed to be well-tolerated in this study, with no signs of clinically significant safety issues.

We see these positive data as additional proof-of-concept for VB-111 in a third type of advanced solid tumor, particularly important for investigating the therapeutic potential of VB-111 even as monotherapy. Our primary focus continues to be advancement of VB-111 towards commercialization, if approved, in the rGBM and ovarian cancer indications. Further clinical development of VB-111 for thyroid cancer may also be pursued, potentially with a strategic partner.

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

VB-201

Our lead Lecinoxoid-based compound, VB-201, was designed as an oral agent for the control of chronic inflammatory disorders. It was clinically developed for psoriasis and ulcerative colitis, however, our recent Phase 2 data do not support further development for these indications. We believe that VB-201 may still have potential in other disorders in which TLR-2 and TLR-4 or monocytes play a role. In this regard, in April 2016 we announced a scientific publication of preclinical findings demonstrating that VB-201, and its next-generation derivative VB-703, can inhibit Non-Alcoholic Steatohepatitis, or NASH, and liver fibrosis in a murine NASH model.

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

The following table summarizes the status of the Lecinoxoid platform:

We believe that Lecinoxoids have therapeutic potential in disorders in which TLR-2 and TLR-4 or monocytes play a role, such as atherosclerosis, NASH/Liver fibrosis and renal fibrosis. In spite of that potential, we have decided strategically to focus our efforts and resources on development of novel anti-cancer therapies, such as VB-111, and therefore we intend to seek one or more strategic partners that would help us to promote the development of our Lecinoxoid assets.

Expanding our Pipeline—The VB-600 Family

We intend to continue research and development activities in the oncology field to strengthen the pipeline of our anti-cancer drug candidates. In this regard, we believe that we have identified a novel tumor-related target, MOSPD2, that may be used as a marker for selective targeting of several types of tumors. In January 2017, a manuscript published by VBL disclosed that MOSPD2, a protein with a previously unknown function, regulates cell migration in human monocytes. While this first manuscript focused on the importance of MOSPD2 in immune cells, research conducted by VBL has explored the relevance of MOSPD2 in motility and metastasis of tumor cells. These oncology-related data will be presented at the forthcoming American Association of Cancer research (AACR) conference in Washington, DC, April 1-5, 2017. We believe that targeting of MOSPD2 may have several therapeutic applications, including inhibition of monocyte migration in chronic inflammatory conditions, inhibition of tumor cell metastases and targeting of MOSPD2-expressing tumor cells. We are developing our VB-600 series of pipeline candidates towards these applications. We expect to report additional findings related to MOSPD2 in the second quarter of 2017.

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

Patents

As of January 30, 2017, we had 163 granted patents and 49 applications pending worldwide for our oncology program and VTS platform technology and 95 granted patents and 24 patent applications pending worldwide for our anti-inflammatory program and Lecinoxoid family of compounds. Our lead VTS asset, VB-111, is covered by US granted patent extending to 2033 before any extensions. Our lead Lecinoxoid, VB-201, is protected by US granted composition-of-matter patent extending to 2027 before any extensions. In addition, we have pending patent applications covering use of VB-201, VB-703 and additional Lecinoxoid for NASH and fibrosis indications that may extend, if granted, to the 2030s. For MOSPD2, there are 2 applications pending worldwide.

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

In October 2016, we entered into a long-term lease contract of a new stand-alone facility in Modiin, Israel. The site will house VBL’s local biological drugs manufacturing facility, as we plan ahead for potential commercialization of VB-111, if approved. The site design enables modular expansion of the manufacturing capacity, to supply growing demand following commercialization, while requiring only limited capital resources in the immediate stage. The near-term investment is not expected to materially impact VBL’s cash position. We project that our current cash resources will be sufficient to support our operations into 2019, beyond the readout of the pivotal GLOBE trial, while supporting a potential registration trial in ovarian cancer and the investment in the new facility.

Employees

As of March 1, 2017, we employed 34 employees, including 27 in research and development, and 7 in general and administrative positions, and of which 13 employees have either MDs or PhDs. All of our employees are located in Israel. We believe our employee relations are good.

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

Property

Our corporate headquarters and research facilities are currently located in Or Yehuda, Israel, where we lease an aggregate of approximately 9,000 square feet of office and laboratory space, pursuant to lease agreements that expire in October 2017. This facility additionally houses our clinical development, clinical operations, regulatory and management functions.

VBL intends to relocate to a new site in Modiin, Israel in the second half of 2017. The new site will house VBL’s local biological drugs manufacturing facility, as the company plans ahead for potential commercialization of VB-111.The new facility will also include the company’s headquarters, discovery research and clinical development.

Organizational Structure

We do not have any subsidiaries.

Legal Proceedings

We are not a party to any legal proceedings.

It em 4A. Unresolved Staff Comments

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

The audited financial statements for the years ended December 31, 2016, 2015 and 2014 in this Annual Report have been prepared in accordance with IFRS as issued by the IASB. None of the financial information in this Annual Report has been prepared in accordance with U.S. GAAP.

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

Our lead product candidate, VB-111(ofranergene obadenovec), is a gene-based biologic that we are developing for solid tumor indications, with an advanced program for recurrent glioblastoma, or rGBM, an aggressive form of brain cancer. We have obtained fast track designation for VB-111 in the United States for prolongation of survival in patients with glioblastoma that has recurred following treatment with standard chemotherapy and radiation. We have also received orphan drug designation in both the United States and Europe. Our pivotal Phase 3 GLOBE study in rGBM began in August 2015. The study is being conducted under a special protocol assessment, or SPA, agreement with the U.S. Food and Drug Administration, or FDA, with full endorsement by the Canadian Brain Tumor Consortium (CBTC). We completed enrollment for the trial in December 2016, five months ahead of our initial plan, with a total of 256 patients in the US, Canada and Israel.

We also have been conducting a program targeting anti-inflammatory diseases based on the use of our Lecinoxoid platform technology. Lecinoxoids are a novel class of small molecules we developed that are structurally and functionally similar to naturally occurring molecules known to modulate inflammation. As we reported in February 2015, the lead product candidate from this program, VB-201, failed to meet the primary endpoint in Phase 2 clinical trials for psoriasis and for ulcerative colitis. As a result, we have terminated our development of VB-201 in those indications. Nevertheless, based on recent pre-clinical studies, we believe that VB-201 and some second generation molecules such as VB-703 may be applicable for NASH and renal fibrosis. Since the Company intends to focus substantially all of our efforts and resources on advancing our oncology program, we will seek to advance our Lecinoxoid assets via strategic deals.

We are also conducting a research program exploring the potential of targeting of MOSPD2 for immuno-oncology applications. We believe that targeting of MOSPD2 may have several therapeutic applications, including inhibition of monocyte migration in chronic inflammatory conditions, inhibition of tumor cell metastases and targeting of MOSPD2-expressing tumor cells. We are developing our “VB-600 series” of pipeline candidates towards these applications.

We are developing our lead oncology product candidate, VB-111, for solid tumor indications, with current clinical programs in rGBM, thyroid cancer and ovarian cancer. In interim analyses of data from our ongoing open-label Phase 2 clinical trial of VB-111 in rGBM, we observed dose-dependent attenuation of tumor growth and an increase in median overall survival, which is the time interval from initiation of treatment to the patient’s death. The U.S. FDA has granted VB-111 fast track designation for prolongation of survival in patients with glioblastoma that has recurred following treatment with temozolomide, a chemotherapeutic agent commonly used to treat newly diagnosed glioblastoma, and radiation. On July 1, 2014, the FDA concurred with the design and planned analyses of our Phase 3 pivotal trial of VB-111 in rGBM pursuant to an SPA. At the time, commencement of the trial was subject to our providing the agency with more information regarding our potency release assay for the trial. We developed this assay and submitted initial information to the FDA on May 26, 2014. On February 5, 2015, the FDA found our data satisfactory and removed the partial hold. We began our Phase 3 pivotal trial of VB-111 in rGBM in August 2015 and completed patient enrollment for the study in December 2016. According to the current study protocol, which was modified in December 2016, an interim analysis will take place when 105 mortality events will occur in the trial and after 50% of the patients have more than 12 months potential follow up, whichever occurs later. The timing of the interim analysis, which depends both on the timing of enrollment and on VB-111 activity, is expected in mid-2017. Top-line data will be available when 189 events will occur in the trial, which is expected in early 2018. We received FDA approval for the protocol amendment while maintaining the SPA status for the trial. Following a positive safety review announced in December 2016, the GLOBE trial continues as planned. Based on interactions with the FDA, we believe the current trial, if successful, will support a Biologics License Application (BLA) in 2018.

VB-111 was also being studied in a Phase 2 trial for recurrent platinum-resistant ovarian cancer and in a Phase 2 study in recurrent, iodine-resistant differentiated thyroid cancer. In a Phase 2 trial for recurrent platinum-resistant ovarian cancer, VB-111 demonstrated a statistically significant increase in overall survival and 60% durable response rate (as measured by reduction in CA-125), approximately twice the historical response with bevacizumab plus chemotherapy in ovarian cancer. In December 2016, we had an end-of-Phase-2 meeting with the FDA, following which we plan to advance VB-111 to a Phase 3 study in platinum-resistant ovarian cancer, which we intend to launch in the second half of 2017.

In February 2017, we reported full data from our exploratory Phase 2 study of VB-111 in recurrent, iodine-resistant differentiated thyroid cancer. The primary endpoint of the trial, defined as 6-month progression-free-survival (PFS-6) of 25%, was met with a dose response. Forty-seven percent of patients in the therapeutic-dose cohort reached PFS-6, versus 25% in the sub-therapeutic cohort, both groups meeting the primary endpoint. An overall survival benefit was seen, with a tail of more than 40% at 3.7 years for the therapeutic-dose cohort, similar to historical data for pazopanib (Votrient), a tyrosine kinase inhibitor; however, most patients in the VB-111 study had tumors that previously had progressed on pazopanib or other kinase inhibitors. As of December 31, 2016, we had studied VB-111 in over 200 patients and have observed it to be well-tolerated. In December 2015, we have been granted a US composition of matter patents that provides intellectual property protection for VB-111 in the US until October 2033 before any patent term extension.

We commenced operations in 2000, and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our VTS and Lecinoxoid platform technologies and developing our product candidates, including conducting pre-clinical studies and clinical trials of VB-111 and VB-201. To date, we have funded our operations through private sales of preferred shares, a convertible loan, public offering and grants from the Israeli Office of Chief Scientist, or OCS, which has later transformed to the National Authority for Technology and Innovation, or NATI, under the Israel Encouragement of Research and Development in Industry, or the Research Law. We have no products that have received regulatory approval and accordingly have never generated revenue. Since our inception and through December 31, 2016, we had raised an aggregate of $211.9 million to fund our operations, of which $113.4 million was from sales of our equity securities, $40.5 from our initial public offering, or IPO, $15 million from a November 3, 2015 underwritten offering, approximately $24.0 million from a June 7, 2016 registered direct offering and $19.0 million from NATI grants.

Since inception, we have incurred significant losses. For the years ended December 31, 2016, 2015 and 2014, our loss was $16.0 million, $14.9 million, and $17.4 million, respectively. We expect to continue to incur significant expenses and losses for at least the next several years. As of December 31, 2016, we had an accumulated deficit of $158.1 million. Our losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, the receipt of payments under any future collaborations we may enter into, and our expenditures on other research and development activities.

As of December 31, 2016, we had cash, cash equivalents and short-term bank deposits of $45.3 million. To fund further operations, we will need to raise additional capital. We may seek to raise more capital to pursue additional activities, which may be through a combination of private and public equity offerings, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when we specifically need it or may not be available on terms that are favorable to us. As of March 1, 2017, we had 34 employees. Our operations are located in a single facility in Or Yehuda, Israel.

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

Research and development activities are the primary focus of our business. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. Our research and development expenses may increase in absolute dollars in future periods as we continue to invest in research and development activities related to the development of our platform technologies and product candidates. In particular, our research and development expenses may increase as we develop VB-111 beyond rGBM, and continue its clinical development in ovarian cancer and thyroid cancer. In addition, our research and development expenses may increase as we develop our VB-600 series of product candidates.

Research expenses are recognized as incurred. An intangible asset arising from the development of our product candidates is recognized if certain capitalization conditions are met. As of December 31, 2016, we did not have any capitalized development costs.

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

We have received grants from the NATI as part of the research and development programs for our VTS and Lecinoxoid platform technologies. The requirements and restrictions for such grants are found in the Research Law. These grants are subject to repayment through future royalty payments on any products resulting from these research and development programs, including VB-111 and VB-201. Under the Research Law, royalties of 3% to 3.5% on the revenues derived from sales of products or services developed in whole or in part using these NATI grants are payable to the Israeli government. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest generally equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The total gross amount of grants actually received by us from the NATI, including accrued LIBOR interest as of December 31, 2016 and 2015, totaled $23.3 million and $21.7 million, respectively. As of December 31, 2016, we had not paid any royalties to the NATI.

The Research Law is targeted at maintaining the intellectual property and manufacturing rights relating to NATI-funded projects in Israel. Under certain circumstances, where the above is not followed, the royalty rate might be higher and accordingly calculated to a formula based on the ratio of the participation by the State in the project to the total project costs incurred us.

In addition to paying any royalty due, we must abide by other restrictions associated with receiving such grants under the Research Law that continue to apply following repayment to the NATI. These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside of Israel, and may require us to obtain the approval of the NATI for certain actions and transactions and pay additional royalties and other amounts to the NATI. In addition, any change of control and any change of ownership of our ordinary shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the Research Law, requires prior written notice to the NATI. If we fail to comply with the Research Law, we may be subject to criminal charges.

Under applicable accounting rules, the grants from the NATI have been accounted for as an off-set against the related research and development expenses in our financial statements. As a result, our research and development expenses are shown on our financial statements net of the NATI grants.

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

Taxes on Income

We have not generated taxable income since our inception, and had carry forward tax losses as of December 31, 2016 of $139.5 million. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

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

We estimate the fair value of our share-based awards to employees, directors and service providers using the Black-Scholes option pricing model, which requires the input of highly subjective assumptions, including (a) the expected volatility of our shares, (b) the expected term of the award, (c) the risk-free interest rate, and (d) expected dividends. Due to the lack of a public market for the trading of our shares until October 2014 and a lack of company-specific historical and implied volatility data, we have based our estimate of expected volatility on the historic volatility of a group of similar companies that are publicly traded. For options granted since 2015, the expected volatility was calculated using weighted average and was based on the stock price volatility of the Company since October 1st, 2014 (IPO date) and the remaining years on the stock price volatility of similar companies.

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

The following table summarizes the weighted average assumptions we have used in our Black-Scholes calculations for the years ended December 31, 2016, 2015 and 2014:

	Year ended December 31,
	2016	2015	2014
Employee share options:
Risk-free interest rate	1.64%-1.78%	1.99%-2.28%	2.42%
Expected dividend yield	0%	0%	0%
Expected volatility	86%-97.0%	69%-85.0%	85.0%
Expected term (years)	11	11	10

The following table summarizes the allocation of our share compensation expense:

	Year ended December 31,
	2016	2015	2014
	(in thousands)
Research and development	$900	$385	$711
General and administrative	520	656	1,906
Total	$1,420	$1,041	$2,617

The increase in share-based compensation expense by $379 thousand to $1,420 thousand is mainly due to stock based compensation expenses granted and recognized in 2016 to the employees and officers of the Company.

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

Results of Operations

Comparison of Years Ended December 31, 2016, 2015 and 2014

	Year ended December 31,			2016 Increase (Decrease)		2015 Increase (Decrease)
	2016	2015	2014	$	%	$	%
	(in thousands)
Expenses:
Research and development, gross	$14,147	$13,049	$12,550	$1,098	8%	$499	4%
Government grants	(1,700)	(1,851)	(1,576)	151	-8%	(275)	17%
Research and development, net	$12,447	$11,198	$10,974	$1,249	11%	$224	2%
General and administrative	3,828	3,673	3,804	155	4%	(131)	-3%
Operating loss	16,275	14,871	14,778	1,404	9%	93	0.6%
Financial expense (income), net	(273)	17	2,629	(290)	-1706%	(2,612)	-99%
Loss	$16,002	$14,888	$17,407	$1,114	7%	$(2,519)	-14%

Research and development expenses, net. Research and development expenses are shown net of NATI grants. Research and development expenses, net for the year ended December 31, 2016 were $12.4 million, compared to $11.2 million for the year ended December 31, 2015 and $11.0 million for the year ended December 31, 2014, an increase of $1.2 million or 11% and an increase of $0.2 million, or 2%, respectively. The increase in research and development expenses, net in 2016 was mainly due to increased expenses for the VB-111 subcontractors and consultants in 2016 of $2.4 million as the Phase 3 pivotal trial of VB-111 in rGBM continued with the completion of patient recruitment and trial progression, offset by lower expenses for VB-201 and psoriasis subcontractors and consultants of $0.6 million in 2015 that began winding down from 2014, and lower VB-111 batch production costs of $0.5 million due to the increased manufacturing costs in 2015 to supply the Phase 3 trial supply. The increase in research and development expenses, net in 2015 was mainly due to increased expenses for the VB-111 subcontractors and consultants in 2015 of $3.6 million as the Phase 3 pivotal trial of VB-111 in rGBM commenced in August 2015, offset by lower expenses for VB-201 and psoriasis subcontractors and consultants of $2.8 million in 2015 as the clinical trials were completed by 2014 and payroll related expenses of $0.6 million due to an overall reduction of share based compensation expense and favorable currency exchange rates.

General and administrative expenses.

General and administrative expenses for the year ended December 31, 2016 was $3.8 million, compared to $3.7 million for the year ended December 31, 2015 and $3.8 million for the year ended December 31, 2014, an increase of $155 thousand or 4%, and a decrease of $130 thousand or 3%, respectively. The increase in 2016 is mainly due to payroll related costs for management bonuses and employee share-based compensation expense of approximately $500 thousand, offset by a decrease to share-based compensation expense for options granted to external directors of approximately $300 thousand. The decrease in 2015 is related to the share-based compensation of $1.7 million for options granted to the Chief Executive Officer Prof. Dror Harats in 2014, offset by an increase to share-based compensation expense for options granted to two of our external directors and additional costs associated with being a public company such as increased legal, insurance, investor and public relations, accounting and compliance fees for a total of $1.6 million.

Financial expense (income), net. Financial expense (income), net for the year ended December 31, 2016 was ($273 thousand), compared to $17 thousand for the year ended December 31, 2015, and $2.6 million for the year ended December 31, 2014, a decrease of $290 thousand and $2.6 million or 100%, respectively. The decrease in 2016 was mainly related to higher interest received due to more favorable interest rates, and the decrease in 2015 was primarily attributable to the change in the fair value of the convertible loan in 2014 with no additional impact in 2015 since the convertible loan’s conversion to Preferred E Shares on May 15, 2014.

Liquidity and Capital Resources

Since our inception and through December 31, 2016, we have raised a total of $113.4 million from sales of our equity securities before the initial public offering, $40.5 million gross in our initial public offering ($34.9 million net), $15.0 million from a November 3, 2015 underwritten offering ($13.6 million net), $24.0 million from a June 7, 2016 registered direct offering ($21.9 million net) and $19.0 million from NATI grants. Our primary uses of cash have been to fund working capital requirements and research and development, and we expect these will continue to represent our primary uses of cash. We intend to use our cash resources, together with the proceeds from the offerings described above, to advance clinical programs, working capital, and other general corporate purposes. We expects that our cash resources as of December 31, 2016 would provide sufficient funding for our operations into 2019.

In December 2016, we entered into separate Equity Distribution Agreements with JMP Securities LLC and Chardan Capital Markets, LLC, as sales agents, to implement an “at the market offering” program under which we, from time to time, may offer and sell our ordinary shares, having an aggregate offering price of up to $20.0 million. We have provided the sales agents with customary indemnification rights, and the sales agents will be entitled to a fixed commission of 3.0% of the aggregate gross proceeds from the shares sold. For the year ended December 31, 2016, we had not sold any shares pursuant to this program.

Funding Requirements

At December 31, 2016, we had cash, cash equivalents and short-term bank deposits of $45.3 million and working capital of $41.8 million. We expect that our cash and cash equivalents and short-term bank deposits will enable us to fund our operating expenses and capital expenditure requirements into 2019 and are expected to be sufficient to enable us to complete our on-going Phase 3 clinical trial of VB-111 in rGBM, our Phase 2 clinical trial of VB-111 in thyroid cancer, our Phase 1/2 clinical trial for VB-111 in ovarian cancer and support the investment in the new Modiin facility. We are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the development of VB-111 and our other product candidates. Our future capital requirements will depend on many factors, including:

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

Cash Flows

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

	Year ended December 31,
	2016	2015	2014
	(in thousands)
Cash used in operating activities	$(13,412)	$(13,203)	$(13,703)
Cash (used in) provided by investing activities	(4,091)	(30,090)	1,437
Cash provided by financing activities	21,980	13,746	40,084
Net (decrease) increase in cash and cash equivalents	$4,477	$(29,547)	$27,818

Operating Activities

Cash used in operating activities for the year ended December 31, 2016 was $13.4 million and consisted of primarily net loss of $16.0 million arising primarily from research and development activities, partially offset by a net reduction of working capital of $1.1 million and net aggregate non-cash charges of $1.3 million.

Cash used in operating activities for the year ended December 31, 2015 was $13.2 million and consisted of primarily net loss of $14.9 million arising primarily from research and development activities, partially offset by a net reduction of working capital of $0.5 million and net aggregate non-cash charges of $1.2 million.

Cash used in operating activities for the year ended December 31, 2014 was $13.7 million and consisted primarily of net loss of $17.4 million arising primarily from research and development activities in addition to net increase in working capital of $1.8 million, partially offset by net aggregate non-cash charges of $5.5 million.

Investing Activities

Net cash used in investing activities was $4.1 million for the year ended December 31, 2016. This was primarily due to the purchases of short-term bank deposits.

Net cash used in investing activities was $30.1 million for the year ended December 31, 2015. This was primarily due to the purchases of short-term bank deposits.

Net cash provided by investing activities was $1.4 million for the year ended December 31, 2014. This was primarily due to maturation of short-term bank deposits.

Financing Activities

Net cash provided by financing activities was $22.0 million for the year ended December 31, 2016 was the result of the net receipt of $21.9 million from the issuance of ordinary shares per the closing of June 7, 2016 securities offering.

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

Contractual Obligations and Commitments

The following tables summarize our contractual obligations and commitments as of December 31, 2016 that will affect our future liquidity:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Licenses	$315	$105	$210	$—	$—
Operating Leases	2,508	438	692	624	754
Total	$2,823	$543	$902	$624	$754

We also have obligations to make future payments to third parties that become due and payable on the achievement of certain development, regulatory and commercial milestones, such as the start of a clinical trial, filing of an NDA, approval by the FDA or product launch, or royalties upon sale of products. We have not included these commitments on our statements of financial position or in the table above because the achievement and timing of these milestones is not fixed and determinable. These potential future commitments include:

•	Agreement with the Contact Research Organization (“CRO”). In January 2015, the Company entered into an agreement with a CRO according to which it will receive project management, clinical development and other related services from the CRO for the execution of the Phase 3 rGBM clinical trial study in consideration for up to $18.7 million. Through December 31, 2016, expenses in the total amount of $9.2 million were incurred.

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

•	Agreement with Crucell. On April 15, 2011, we entered into a Commercial License Agreement with Crucell Holland B.V., or Crucell, for incorporating the adenovirus 5 in VB- 111 and other drug candidates for cancer for consideration including the following potential future payments:

•	an annual license fee of € 100,000 ($105,170), continuing until the termination of the agreement, which will occur upon (i) the later of the expiration date of the last related patent or 10 years from the first commercial sale of VB-111 or (ii) the termination of the agreement by us, which is permitted, upon three months’ written advance notice to Crucell;

•	a milestone payment of € 400,000 ($420,681) upon receipt of the first regulatory approval for the marketing of the first indication for each product covered under the agreement; and

•	royalties of 0.5%-2.0% on net sales.

There are no limits or caps on the amount of potential royalties. Pursuant to the agreement, the Company has the right to terminate the agreement by giving Crucell three months’ written notice.

•	Participation by the NATI. We receive grants from the NATI, as part of the oncology and anti-inflammatory research and development programs. The requirements and restrictions for such grants are set forth in the Research Law. These grants are subject to repayment through future royalty payments on sales of any products resulting from these research and development programs, including VB-111 and VB-201. Under the Research Law, we are obligated to pay royalties of 3% to 3.5%. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest generally equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The total gross amount of grants actually received by us from the NATI as of December 31, 2016 totaled approximately $19.0 million, and the balance of the principal and interest in respect of our commitments for future payments to the NATI totaled approximately $23.3 million. As of December 31, 2016, we had not paid any royalties to the NATI.

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC, such as relationships with unconsolidated entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our statements of financial position.

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

Safe Harbor

See “Cautionary Note Regarding Forward-Looking Statements” in the introduction to this Annual Report.

Item 6. Directors, Senior Management and Employees

Executive Officers and Directors

The following table sets forth certain information relating to our executive officers and directors, including their ages as of February 1, 2017. Unless otherwise stated, the address for our directors and executive officers is c/o Vascular Biogenics Ltd., 6 Jonathan Netanyahu St. Or Yehuda, Israel.

Name	Age	Position
Executive Officers and Director
Dror Harats	60	Chief Executive Officer and Director
Amos Ron	61	Chief Financial Officer and Company Secretary
Erez Feige	43	Vice President, Business Operations
Yael Cohen	54	Vice President, Clinical Development
Eyal Breitbart	50	Vice President, Research and Operations
Naamit Sher	62	Vice President, Drug Development
Ayelet Horn	46	General Counsel
Non-Executive Directors
Bennett M. Shapiro (3)(4)	77	Chairman and Director
Ruth Arnon (1)(3)(4)	84	Director
Jecheskiel Gonczarowski (2)(3)(4)	71	Director
Ruth Alon (3)(4)	65	Director
Ron Cohen (1)(2)(4)	61	Director
Philip A. Serlin (1)(2)(4)	56	Director

(1)	Member of the compensation committee.
(2)	Member of the audit committee.
(3)	Member of the nominating and corporate governance committee.
(4)	Independent director under the rules of the NASDAQ Stock Market.

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

Dr. Erez Feige has served as our vice president of business operations since January 2014. Prior to that, from 2012 to 2014, Dr. Feige served as our director of business development and, from 2006 to 2012, Dr. Feige served as our head of biochemistry. Dr. Feige holds a B.Sc., and M.B.A. and a Ph.D. from Bar-Ilan University, Israel and completed a post-doctoral fellowship at the Dana-Farber Cancer Institute and Harvard Medical School.

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

Adv. Ayelet Horn has served as our general counsel since our inception in 2000, and has served as our company secretary between 2007-2016. Adv. Horn holds an LL.B from Tel-Aviv University, Israel, and an M.B.A. from Herriot Watt University, Edinburgh, Scotland.

Non-Executive Directors

Dr. Bennett M. Shapiro, M.D. has served on our board of directors since September 2004 and as Chairman since 2007. In addition to serving on our board of directors, Dr. Shapiro has been a senior partner at Puretech Ventures, an innovation enterprise, since 2004, and as chairman from 2009-2015; he now continues as a Non-Executive Director of PureTech HealthPLC-PRTC. From 1990 to 2003, Dr. Shapiro served as executive vice president, Merck Research Laboratories. Prior to that, from 1970 to 1990, Dr. Shapiro was a professor of the Department of Biochemistry at the University of Washington and served as chairman from 1985 to 1990. Prior to joining the University of Washington, from 1965 to 1970 Dr. Shapiro served as a research associate, then section head, in the Laboratory of Biochemistry of the National Heart Institute of the U.S. National Institutes of Health. Dr. Shapiro has served as an external director on the board of directors of Momenta Pharmaceuticals from 2003-2016, various private companies, and the Drugs for Neglected Diseases Initiative, an independent, non-profit drug development partnership. Dr. Shapiro previously served on the board of directors of Celera Corporation prior to its acquisition by Quest Diagnostics Inc. Dr. Shapiro received his B.S. in chemistry from Dickinson College and his M.D. from Jefferson Medical College. Dr. Shapiro has been a Guggenheim Fellow, a fellow of the Japan Society for the Promotion of Science and a visiting professor at the University of Nice. We believe Dr. Shapiro is qualified to serve on our board of directors because of his extensive technical and industry background, and his experience serving on boards of directors of companies in our industry, including public companies.

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

Ruth Alon has served on our board of directors since March 2010. Ms. Alon is currently the founder and CEO of Medstrada. Since 1997 and until December 24, 2016, Ms. Alon has served as a general partner in Pitango Venture Capital. Prior to her tenure at Pitango, Ms. Alon held senior positions with Montgomery Securities from 1981 to 1987, Genesis Securities, LLC from 1993 to 1996, and Kidder Peabody & Co. from 1987 to 1993, and managed her own independent consulting business in San Francisco in the medical devices industry from 1995 to 1996. Ms. Alon is the chairperson of Israel Life Science Industry, a not-for-profit organization representing the mutual goals of approximately 700 Israeli life science companies. Ms. Alon has a B.A. in Economics from the Hebrew University of Jerusalem, Israel, an M.B.A. from Boston University, and an M.S. from the Columbia University School of Physicians and Surgeons. We believe Ms. Alon is qualified to serve on our board of directors because of her extensive business and industry background, as well as her experience as a seasoned investor.

Dr. Ron Cohen, M.D. joined our board in February 2015. In addition to serving on our board of directors, Dr. Cohen has served as President, Chief Executive Officer and founder of Acorda Therapeutics, Inc., since 1995. Previously he was a principal in the startup and an officer of Advanced Tissue Sciences, Inc., a biotechnology company engaged in the growth of human organ tissues for transplantation, from 1986 to 1992. Dr. Cohen received his B.A. with honors in Psychology from Princeton University, and his M.D. from the Columbia College of Physicians & Surgeons. He completed his residency in Internal Medicine at the University of Virginia Medical Center, and is Board Certified in Internal Medicine. Dr. Cohen is Chair of the Board of the Biotechnology Innovation Organization (BIO). He previously served as a Director of Dyax Corporation until the end or 2015, and also previously served as Director and Chair of the New York Biotechnology Association. He is a recipient of the NY CEO Lifetime Achievement Award and the Ernst & Young Entrepreneur of the Year Award for the New York Metropolitan Region, and has been recognized by PharmaVOICE Magazine as one of the 100 Most Inspirational People in the Biopharmaceutical Industry. We believe Dr. Cohen is qualified to serve on our board of directors because of his extensive business and industry background.

Philip A. Serlin joined our board in February 2015. In addition to serving on our board of directors, Mr. Serlin is the Chief Executive Officer of BioLineRx Ltd., having previously served as its Chief Financial and Operating Officer from 2009 to 2016. Mr. Serlin also previously served as Chief Financial Officer of Tescom Software Systems Testing Ltd., an IT services company which was publicly traded in both Tel Aviv and London. His background also includes senior positions at Chiaro Networks Ltd. and at Deloitte, where he was head of the SEC and U.S. Accounting Department at the National Office in Tel Aviv, as well as seven years at the SEC at its Washington, D.C., headquarters. Mr. Serlin previously served on the Board of Directors of Kitov Pharmaceuticals Ltd. from 2013 to 2016, and on the Board of Directors of Vringo, Inc. from 2010 to 2012. Mr. Serlin is a CPA and holds a Master’s degree in Economics and Public Policy from The George Washington University. We believe Mr. Serlin is qualified to serve on our board of directors because of his experience servicing public companies (including biotech) and his accounting background.

Arrangements Concerning Election of Directors; Family Relationships

Our current board of directors consists of seven directors.

We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers and directors.

Advisory Boards

We established an advisory board with specific expertise in oncology. In addition we have an advisory board comprised of industry experts with significant experience in the pharmaceutical industry.

Head of Scientific Advisory Board—Rachel W. Humphrey, M.D.

Oncology Experts

Keith Bible, M.D.

Deborah Blumenthal, M.D.

Ernest Borden, Ph.D.

Andrew Brenner, M.D.

Nicholas Butowski, M.D.

Tim Cloughesy, M.D.

Thomas Herzog, M.D.

Kathleen Moore, M.D.

Richard Penson, M.D., MRCP

Patrick Wen, M.D.

Additional Experts

Barry Buckland, Ph.D.

David T. Curiel, M.D., Ph.D.

Ronald Goldblum, M.D.

Bonnie Goldman, M.D.

John Konz, Ph.D.

James S. MacDonald, Ph.D.

Compensation of Executive Officers and Directors

The aggregate compensation paid by us to our current directors and executive officers, including share based compensation, for the year ended December 31, 2016, was $2.7 million. This amount includes any amounts set aside or accrued to provide pension, severance, retirement, annual leave and recuperation or similar benefits or expenses. It does not include any business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel. The above also includes the provision for bonuses for the year ended December 31, 2016 in the amount of $0.4 million. As of December 31, 2016, options and RSU’s to purchase an aggregate of 2,272,407 ordinary shares granted to our directors and executive officers were outstanding under the Employee Share Ownership and Option Plan (2000), or the 2000 Plan, and the Employee Share Ownership and Option Plan (2011), or the 2011 Plan, and the Employee Share Ownership and Option Plan (2014), or the 2014 Plan at a weighted average exercise price of $2.91 per share.

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

Under our amended and restated articles of association, our board of directors must consist of at least three and not more than nine directors, including the external directors. Our board of directors currently consists of seven directors, including two directors who were formerly defined as external directors. Our amended and restated articles of association further provides that external directors are elected according to the special election requirements under the Companies Law and two of our directors were nominated as external directors in compliance with the Companies Law. Following the adoption by the Company of certain reliefs provided under the Companies Law, the Company is exempt from the requirement to appoint external directors and the individuals formerly appointed as external directors continue to serve as part of our board of directors until the end of their term and may be removed from office in the same manner as any other director. We have only one class of directors.

The following of our directors were elected in accordance with the terms of our articles of association in effect prior to the initial public offering of our shares on NASDAQ and are nominated for re-election by our shareholders at any consecutive annual general meeting:

•	Dr. Shapiro was appointed as an industry expert by a majority of the other directors, a majority that included representatives of our major shareholders.

•	Prof. Harats was entitled to be a board member for so long as Prof. Harats is either (i) the chief executive officer of our company; or (ii) a holder of 3% or more of our issued and outstanding share capital;

•	Mr. Gonczarowski was appointed by J.J.D. Holdings G.P., A.J.J.G. Technology Investments 2003 and Inspe Aktiengesellschaft on behalf of the holders of the Series A preferred shares;

•	Ms. Alon was appointed by persons affiliated with Pitango Venture Capital; and

•	Prof. Ruth Arnon was appointed by a majority of the other directors, which included representatives of our major shareholders.

Upon the adoption of our amended and restated articles of association upon the closing of our initial public offering, the rights set forth in the previous articles were terminated and no additional agreements exist with respect to the nomination of our board members.

On February 11, 2015, at a general meeting of our shareholders, each of Dr. Ron Cohen and Mr. Philip Serlin was appointed as an external director by a majority of the shareholders who have no personal interest in his nomination for a period of three years. In accordance with the exemption available to certain Israeli public companies, whose shares are traded on NASDAQ, we chose as of November 7, 2016 not to follow the requirements of Companies Law with regard to the appointment of “external directors” as defined in the Companies Law, and instead, will follow the NASDAQ rules applicable to US domestic companies with respect to the appointment of independent directors. Dr. Ron Cohen and Mr. Philip Serlin shall continue to serve as part of our board of directors until the end of their term and may be removed from office in the same manner as any other director. As long as we follow such reliefs, any reference to the election of our external directors in our amended articles of association shall have no actual expression.

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

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise (as defined below). In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors who are required to have accounting and financial expertise is one.

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

Our board of directors has determined that Mr. Serlin has accounting and financial expertise as required under the Companies Law.

External Directors

Under the Companies Law, a public company is required to have at least two directors who qualify as external directors. In accordance with the exemption available to certain Israeli public companies, whose shares are traded on NASDAQ, our board of directors elected on November 7, 2016 not to follow the requirements of Companies Law with regard to the appointment of “external directors” as defined in the Companies Law, and instead, will follow the NASDAQ rules applicable to US domestic companies with respect to the appointment of independent directors. The exemption applies as long as the Company has no controlling shareholder, is in compliance with applicable US law and regulations and complies with the NASDAQ rules applicable to US domestic companies with respect to the appointment of independent directors and to the composition of the compensation and audit committees. Our board may further resolve at any time that we shall no longer follow the reliefs and in such event we shall be required to appoint two directors as external directors.

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

Audit Committee

Under the Companies Law, we are required to appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors, one of whom must serve as chairman of the committee. In accordance with the exemption available to certain Israeli public companies, whose shares are traded on NASDAQ, we chose as of November 7, 2016 and for as long the required conditions precedent are met and unless otherwise decided by our board of directors, not to follow the requirements of Companies Law with regard to the composition of the audit committee, and instead, will follow the NASDAQ rules applicable to US domestic companies with respect to the appointment and composition of the audit committee.

Under the NASDAQ listing requirements, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and at least one of whom has accounting or related financial management expertise. Our audit committee consists of our two external directors Mr. Serlin and Dr. Cohen, and of Mr. Gonczarowski and is chaired by Mr. Serlin. Mr. Serlin is the audit committee financial expert as defined by the Securities and Exchange Commission rules and all of the members of our audit committee have the requisite financial literacy as defined by the NASDAQ Stock Market rules. All the members of our audit committee are “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the listing standards of NASDAQ.

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

Compensation Committee

Our compensation committee consists of Mr. Serlin and Dr. Cohen and of Dr. Ruth Arnon. Mr. Serlin serves as the chairman of the compensation committee. The members of our compensation committee are independent under the NASDAQ listing requirements.

Under the Companies Law, the board of directors of a public company must appoint a compensation committee. In accordance with the exemption available to certain Israeli public companies, whose shares are traded on NASDAQ, we chose as of November 7, 2016 and for as long the required conditions precedent are met and unless otherwise decided by our board of directors, not to follow the requirements of Companies Law with regard to the composition of the compensation committee, and instead, will follow the NASDAQ rules applicable to US domestic companies with respect to the appointment and composition of the compensation committee.

The duties of the compensation committee include the recommendation to our board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and will need to be brought for approval by the company’s shareholders, which approval requires what we refer to as a special majority. A special majority approval requires shareholder approval by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement; or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights. On May 27, 2015 our shareholders approved our compensation policy.

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

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. Our internal auditor is Ms. Orit Gal from Ernst & Young Israel.

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

Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. See “—Major Shareholders and Related Party Transactions” for a definition of controlling shareholder. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated. The approval of the audit committee, the board of directors and a special majority, in that order, is required for (a) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (b) the engagement with a controlling shareholder or his or her relative, directly or indirectly, for the provision of services to the company, (c) the terms of engagement and compensation of a controlling shareholder or his or her relative who is not an office holder or (d) the employment of a controlling shareholder or his or her relative by the company, other than as an office holder.

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

Employees

As of March 1, 2017, we employed 34 employees, including 27 in research and development, and 7 in general and administrative positions, and of which 13 employees have either MDs or PhDs. All of our employees are located in Israel. We believe our employee relations are good.

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

As of February 11, 2017, our directors and executive officers hold, in the aggregate, options and RSU’s outstanding for 2,292,407 ordinary shares. These options have an exercise price of $2.93 per share and have expiration dates generally twenty years after the grant date of the option.

1,718,713 options are exercisable as of February 11, 2017 and have a weighted average exercise price of $2.16 per share.

Equity Compensation Plans

The 2000 Plan, the 2011 Plan and the 2014 Plan, allow us to grant options to purchase our ordinary shares to our directors, officers, employees, consultants, advisers and service providers. The option plans are intended to enhance our ability to attract and retain desirable individuals by increasing their ownership interests in us. We no longer intend to grant options under the 2000 Plan or the 2011 Plan, and the remaining shares reserved for future grants under the option plans will constitute the initial share reserve for the 2014 Plan. Additionally, upon the expiration of options granted under the 2000 Plan or the 2011 Plan, the ordinary shares underlying such expired options will increase the pool reserved for allocation under the 2014 Plan. As of February 11, 2017, we had reserved an aggregate of 3,551,930 ordinary shares under the option plans. As of February 11, 2017, options to purchase an aggregate of 3,261,535 ordinary shares were outstanding, options to purchase 311,940 ordinary shares had been exercised, of which 4,384 had been transferred to the beneficiary holders, and options to purchase 28,180 ordinary shares were reserved for future grant under the plans.

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

Employee Share Ownership and Option Plan (2014)

In June 2014, we adopted and obtained shareholder approval for our 2014 Plan and the U.S. Appendix thereto. The 2014 Plan provides for the grant of options, restricted shares, restricted share units and other share- based awards to our directors, employees, officers, consultants, advisors and service providers, among others and to any other person whose services are considered valuable to us. Following the approval of the 2014 Plan by the Israeli tax authorities, we will only grant options or other equity incentive awards under the 2014 Plan, although previously-granted options and awards will continue to be governed by our 2000 Plan and 2011 Plan. The initial reserved pool under the 2014 Plan will be 928,288 ordinary shares, subject to adjustments as set forth in the 2014 Plan, including an automatic annual increase on January 1 of each year such that the number of shares issuable under the 2014 Plan will equal 4% of our issued and outstanding share capital on a fully diluted basis on each such January 1, or a lesser number of shares determined by the board of directors.

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

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 11, 2017:

•	each person or entity known by us to own beneficially more than 5% of our outstanding ordinary shares;

•	each of our executive officers and directors individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of February 11, 2017 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 26,902,285 ordinary shares outstanding as of February 11, 2017.

According to our transfer agent, as of February 17, 2017 there were 16 record holders of our ordinary shares, of which three record holders were located in the United States. None of our shareholders has different voting rights from other shareholders.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned. Unless otherwise indicated, the address of each beneficial owner is c/o Vascular Biogenics Ltd., 6 Jonathan Netanyahu St., Or Yehuda, Israel 60376.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ownership
5% Shareholders
Thai Lee Family Trust	4,858,737	18.1%
Aurum Ventures M.K.I. Ltd (1)	4,254,778	15.8%
Persons affiliated with Pitango Ventures (2)	1,658,630	6.2%
Mr. Jecheskiel Gonczarowski (3)	2,208,017	8.2%
Executive Officers and Directors
Dr. Bennett M. Shapiro (4)	260,980	1.1%
Prof. Dror Harats (5)	1,638,532	5.9%
Mr. Jecheskiel Gonczarowski (6)	2,208,017	8.2%
Prof. Ruth Arnon	—	*
Ms. Ruth Alon	—	—
Dr. Ron Cohen	—	*
Mr. Philip Serlin	—	*
Mr. Amos Ron	—	*
Dr. Yael Cohen	—	*
Dr. Erez Feige	—	*
Dr. Eyal Breitbart	—	*
Dr. Naamit Sher	—	*
Adv. Ayelet Horn	—	*
All directors and executive officers as a group (7)	4,479,113	15.8%

*	Less than 1%
(1)	Consists of 4,254,778 shares held by Aurum Ventures M.K.I. Ltd. Voting and investment power over such shares are vested with Mr. Morris Kahn, who controls Aurum Ventures M.K.I. Ltd. As such, Mr. Kahn may be deemed to have beneficial ownership over our shares held by Aurum Ventures M.K.I. Ltd. The address of Aurum Ventures M.K.I. Ltd. is 16 Abba Hillel Silver Rd., Ramat Gan, 5250608, Israel.
(2)	Consists of 1,623,570 shares held by Pitango Venture Capital Fund IV L.P. and 35,060 shares held by Pitango Venture Capital Principals Fund IV L.P. (collectively, the “Pitango Funds”). The Pitango Funds are managed by their sole general partner, Pitango V.C. Fund IV, L.P., the sole general partner of which is Pitango G.P. Capital Holdings Ltd., an Israeli company owned indirectly (through personal holding entities) by each of the following individuals: Rami Kalish, Chemi J. Peres, Aaron Mankovski, Isaac Hillel, Rami Beracha and Zeev Binman, none of whom has sole voting or investment power of our shares and each of whom has shared voting and investment power of such shares. Ms. Alon is a General Partner of Pitango Ventures IV L.P., but does not have sole or shared voting or investment power over the shares held by the Pitango Funds. The address of the Pitango Funds is
11 HaMenofim Street, Building B, Herzliya, Israel 46725.
(3)	Consists of 1,471,115 shares held directly by Mr. Jecheskiel Gonczarowski, 583,333 shares held by D.S.N.I. Investments Ltd. and 153,569 shares held by Inspe Aktiengesellschaft (collectively, the “J.J.D. Funds”). The shares held by D.S.N.I. Investments Ltd. and Inspe Aktiengesellschaft may be deemed to be beneficially owned by Jecheskiel Gonczarowski, our shareholder and director.
(4)	Consists of (a) 24,440 outstanding shares held by Puretech Ventures LLC, which may be deemed to be beneficially owned by Bennett M. Shapiro, our chairman and a senior partner and chairman of Puretech Ventures LLC; (b) 26,141 outstanding shares held by Bennett M. Shapiro and Fredericka F. Shapiro, JTWROS; and (c) options to purchase 183,890 shares exercisable within 60 days of February 11, 2016 held by Bennett M. Shapiro.

(5)	Consists of (a) 666,742 outstanding shares held by or for Prof. Harats; (b) options to purchase 939,858 shares exercisable within 60 days of February 11, 2017; and (c) warrants exercisable for 31,932 shares within 60 days of February 11, 2017.
(6)	Consists of 736,902 shares held by D.S.N.I. Investments Ltd. and Inspe Aktiengesellschaft. These shares may be deemed to be beneficially owned by Jecheskiel Gonczarowski, our shareholder and director. In addition, this number consists of 1,471,115 shares held directly by Mr. Jecheskiel Gonczarowski.
(7)	Consists of (a) options to purchase 1,358,088 shares exercisable within 60 days of February 11, 2017; (b) warrants exercisable for 49,725 shares within 60 days of February 11, 2017; and (c) 7, 831,501 outstanding shares.

Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we are party since January 1, 2016.

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

Registration Rights Agreement

Our investor rights agreement entitles our preferred shareholders to certain registration rights following the closing of our initial public offering. In accordance with this agreement, and subject to conditions described below, the following executives, directors and entities, which as of the date of the prospectus relating to the initial public offering beneficially owned more than 5% of our ordinary shares are entitled to registration rights: Jecheskiel Gonczarowski and entity affiliated therewith, Thai Lee Family Trust, Aurum Ventures and Pitango Ventures.

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

Form F-3 Demand Rights. After we become eligible under applicable securities laws to file a registration statement on Form F-3, which will not be until at least 12 months after the date of initial public offering, upon the request of the holders of more than 20% of the shares held by our former preferred shareholders, we are required to file a registration statement on Form F-3 in respect of the ordinary shares held by our former preferred shareholders . Following a request to effect such a registration, we are required to give notice of the request to the other holders of registrable securities and offer them an opportunity to include their shares in the registration statement. We are not required to effect a registration on Form F-3 more than twice in any 12 month period and are only required to do so if the aggregate proceeds from any such registration are estimated in good faith to be in excess of $2.0 million.

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

Termination. All registration rights granted to holders of registrable securities terminate on the fifth anniversary of the closing of our initial public offering and, with respect to any of our holders of registrable securities when the shares held by such shareholder can be sold within a 90 day period under Rule 144 .

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

	Price Per Ordinary Share
	High	Low
Annual:
2014	$7.56	$4.65
2015	17.02	3.09
2016	7.58	2.76
Quarterly:
First Quarter 2015	$17.02	$3.09
Second Quarter 2015	$9.13	$3.60
Third Quarter 2015	$12.25	$4.60
Fourth Quarter 2015	$8.54	$4.66
First Quarter 2016	$5.22	$2.76
Second Quarter 2016	$7.58	$3.03
Third Quarter 2016	$5.83	$3.74
Fourth Quarter 2016	$6.20	$4.45
First Quarter 2017 (through March 24, 2017)	$6.50	$4.20
Most Recent Six Months:
October 2016	$5.55	$4.85
November 2016	$6.20	$4.60
December 2016	$5.60	$4.45
January 2017	$5.45	$4.85
February 2017	$5.90	$5.15

On March 24, 2017, the last reported sale price of our ordinary shares on the Nasdaq Global Market was $5.65 per share.

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

Under our amended and restated articles of association, our board of directors must consist of not less than three, not including two external directors, but no more than nine directors (including the external directors).. Pursuant to our amended and restated articles of association, other than the external directors, for whom special election requirements apply under the Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares, participating and voting at the relevant meeting. Each director will serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal by a vote of the majority voting power of our shareholders at a general meeting of our shareholders or until his or her office expires by operation of law, in accordance with the Companies Law. In addition, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on the board of directors to serve for a term of office equal to the remaining period of the term of office of the directors(s) whose office(s) have been vacated. External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Companies Law. See “Item 6. Directors, Senior Management and Employees—Board of Directors.”

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax, currently at the rate of 25% of a company’s taxable income. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to tax at the prevailing corporate tax rate.

In December 2016, the Economic Efficiency Law (Legislative Amendments for Implementing the Economic Policy for the 2017 and 2018 Budget Year) was published, introducing a gradual reduction in corporate tax rate from 25% to 23%. However, the law also included a temporary provision setting the corporate tax rate in 2017 at 24%. As a result, the corporate tax rate will be 24% in 2017 and 23% in 2018 and thereafter.

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

However, because we had no revenue-producing operations, we believe that we were likely a PFIC for our 2016 taxable year. In addition, unless and until we generate sufficient revenue from active licensing and other non-passive sources and otherwise satisfy the asset test above, we expect to be treated as a PFIC in future taxable years.

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

Certain elections may potentially be used to reduce the adverse impact of the PFIC rules on U.S. Holders (“qualifying electing fund” (“QEF”) and “mark-to-market” elections), but these elections may accelerate the recognition of taxable income and may result in the recognition of ordinary income.

The rules described above for excess distributions would not apply to a U.S. Holder if the U.S. Holder makes a timely QEF election for the first taxable year of the U.S. Holder’s holding period for ordinary shares and we comply with specified reporting requirements. A timely QEF election for a taxable year generally must be made on or before the due date (as may be extended) for filing the taxpayer’s U.S. federal income tax return for the year. A U.S. Holder who makes a QEF election generally must report on a current basis a pro rata share of our ordinary earnings and net capital gain for any taxable year in which we are a PFIC, whether or not those earnings or gains are distributed. A U.S. Holder who makes a QEF election must file a Form 8621 with its annual income tax return. We have not historically provided the information necessary for U.S. Holders to make qualified electing fund elections. However, beginning with our 2016 taxable year, for U.S. Holders who seek to make a QEF election with respect to our ordinary shares, we intend to make available an information statement that will contain the necessary information required for making a QEF election and permit such U.S. Holders access to certain information in the event of an audit by the U.S. tax authorities.

If a U.S. Holder does not make a QEF election for the first taxable year of the U.S. Holder’s holding period for ordinary shares during which we are a PFIC, the QEF election will not be treated as timely and the adverse tax regime described above would apply to dispositions of or excess distributions on the ordinary shares. In such case, a U.S. Holder may make a deemed sale election whereby the U.S. Holder would be treated as if the U.S. Holder had sold the ordinary shares in a fully taxable sale at fair market value on the first day of such taxable year in which the QEF election takes effect. Such U.S. Holder would be required to recognize any gain on the deemed sale as an excess distribution and pay any tax and interest due on the excess distribution when making the deemed sale election. The effect of such further election would be to restart the U.S. Holder’s holding period in the ordinary shares, subject to the QEF regime, and to purge the PFIC status of such ordinary shares going forward.

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

If we are a PFIC, the general tax treatment for U.S. Holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs.

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

I. Subsidiary Information

Not applicable.

It em 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of foreign currency exchange rates. Approximately 23% of our expenses in 2016 were denominated in New Israeli Shekels. Changes of 5% in the US$/NIS exchange rate will increase or decrease the operating expenses by up to 1%.

Foreign Currency Risk

Fluctuations in exchange rates, especially the NIS against the U.S. dollar, may affect our results, as some of our assets are linked to NIS, as are some of our liabilities. In addition, the fluctuation in the NIS exchange rate against the U.S. dollar may impact our results, as a portion of our operating costs are NIS denominated.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar at year end:

Period	%
Year ended December 31, 2016	1.5%
Year ended December 31, 2015	(0.33%)
Year ended December 31, 2014	(10.7%)

Inflation Risk

We do not believe that inflation had a material effect on our business, financial condition or results of operations in the last three fiscal years. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through hedging transactions. Our inability or failure to do so could harm our business, financial condition and results of operations.

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

As of December 31, 2016, we had used approximately $24.3 million of the net proceeds of our initial public offering. We intend to continue to use the balance of the proceeds from the initial public offering as disclosed in the final prospectus filed for that offering. None of proceeds from our initial public offering were used for direct or indirect payments to our directors, officers or their associates, or to persons owning 10% or more of our equity securities, or to our affiliates.

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

Our management, including our CEO and CFO, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the results of this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2016.

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

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item  16. [Reserved]

Item 16A. Audit committee financial expert

All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the Securities and Exchange Commission and the NASDAQ corporate governance rules. Our board of directors has determined that Mr. Philip A. Serlin is the audit committee financial expert as defined by the Securities and Exchange Commission rules, has the requisite financial experience and is independent as defined by the NASDAQ corporate governance rules.

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees billed by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Ltd., our independent registered public accounting firm:

	Year Ended December 31,
	2016	2015
	(in thousands)
Service rendered
Audit Fees (1)	$127.5	$160
Audit-Related Fees (2)	—	—
Tax Fees (3)	5	7
All Other Fees	—	—

Total	$132.5	$167

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide, including work regarding the public listing or offering during 2016.
(2)	Audit related services relate to reports to the NATI.
(3)	Tax fees relate to tax compliance, planning and advice.

Our board of directors reviews and pre-approves all audit services and permitted non-audit services (including the fees and other terms) to be provided by our independent auditors.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

In the year ended December 31, 2016, neither we nor any affiliated purchaser (as defined in the Exchange Act) purchased any of our ordinary shares.

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

Item 18. Financial Statements

Our Financial Statements beginning on pages F-1 through F-7, as set forth in the following index, are incorporated herein by reference. These Financial Statements are filed as part of this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

VASCULAR BIOGENICS LTD.

In our opinion, the accompanying balance sheets and the related statements of comprehensive loss, changes in equity (capital deficiency) and cash flows present fairly, in all material respects, the financial position of Vascular Biogenics Ltd. at December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the board of directors and management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Tel-Aviv, Israel	Kesselman & Kesselman
March 21, 2017	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel, P.O. Box 50005 Tel-Aviv 6150001 Telephone: +972 -3-7954555, Fax: +972 -3- 7954556, www.pwc.com/il

VASCULAR BIOGENICS LTD.

STATEMENTS OF FINANCIAL POSITION

		December 31
	Note	2016	2015
		U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	5a	$11,585	$7,090
Short-term bank deposits	5b	33,669	30,056
Other current assets	12a	1,320	1,446

TOTAL CURRENT ASSETS		46,574	38,592

NON-CURRENT ASSETS:
Property and equipment, net	6	687	326
Long-term prepaid expenses		13	320

TOTAL NON-CURRENT ASSETS		700	646

TOTAL ASSETS		$47,274	$39,238

Liabilities and equity
CURRENT LIABILITIES—
Accounts payable:
Trade		$2,522	$2,050
Other	12b	2,266	2,108

TOTAL CURRENT LIABILITIES		4,788	4,158

NON-CURRENT LIABILITIES—
Severance pay obligations, net	7	86	73

TOTAL LIABILITIES		4,874	4,231

COMMITMENTS	9
EQUITY:	10
Ordinary shares, NIS 0.01 par value; Authorized as of December 31, 2016 and 2015, 70,000,000 shares; issued and outstanding as of December 31, 2016 and 2015, 26,902,285 and 22,470,321 shares, respectively		50	38
Accumulated other comprehensive income		40	45
Additional paid in capital		197,400	174,012
Warrants		2,960	2,960
Accumulated deficit		(158,050)	(142,048)

TOTAL EQUITY		42,400	35,007

TOTAL LIABILITIES AND EQUITY		$47,274	$39,238

The accompanying notes are an integral part of the financial statements.

VASCULAR BIOGENICS LTD.

STATEMENTS OF COMPREHENSIVE LOSS

		Year ended December 31
	Note	2016	2015	2014
		U.S. dollars in thousands
RESEARCH AND DEVELOPMENT EXPENSES, net	12c	$12,447	$11,198	$10,974
GENERAL AND ADMINISTRATIVE EXPENSES	12d	3,828	3,673	3,804

OPERATING LOSS		16,275	14,871	14,778

FINANCIAL INCOME	14	(285)	(100)	(15)
FINANCIAL EXPENSES:
Loss from change in fair value of convertible loan	8,14	_	_	2,342
Other financial expenses	14	12	117	302

FINANCIAL EXPENSES (INCOME), net		(273)	17	2,629

LOSS FOR THE YEAR		16,002	14,888	17,407
OTHER COMPREHENSIVE LOSS (INCOME)—
Items that will not be reclassified to profit or loss—
Re-measurements of post-employment benefit obligation		5	(6)	(10)

COMPREHENSIVE LOSS		$16,007	$14,882	$17,397

		U.S. dollars
LOSS PER ORDINARY SHARE	13
Basic and diluted		$0.64	$0.73	$3.09

		Number of shares
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING—
Basic and diluted		24,970,585	20,309,596	5,627,324

The accompanying notes are an integral part of the financial statements.

(Continued)—1

VASCULAR BIOGENICS LTD.

STATEMENTS OF CHANGES IN EQUITY (CAPITAL DEFICIENCY)

	Number of shares		Ordinary Shares	Preferred shares	Accumulated other comprehensive income	Additional paid in capital	Accumulated deficit	Total equity
	Ordinary	Preferred
			U.S. dollars in thousands

BALANCE AT January 1, 2014	1,098,248	10,069,566	$1	$7	$29	$86,133	$(109,753)	$(23,583)
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2014:
Comprehensive income (loss)	—	—	—	—	10	—	(17,407)	(17,397)
Conversion of convertible loan into preferred E shares	—	1,082,235	—	3	—	33,378	—	33,381
Issuance of preferred E shares	—	413,096	—	1	—	4,937	—	4,938
Employee stock options exercised	475,111	—	1	—	—	266	—	267
Conversion of preferred shares into ordinary shares	11,564,897	(11,564,897)	11	(11)	—	—	—	—
Issuance of ordinary shares, net of issuance costs in amount of $5,684 thousand	6,760,418	—	19	—	—	34,860	—	34,879
Share based payments to employees and non-employees services	—	—	—	—	—	2,617	—	2,617

BALANCE AT DECEMBER 31, 2014	19,898,674	—	$32	$—	$39	$162,191	$(127,160)	$35,102

(Concluded)—2

VASCULAR BIOGENICS LTD.

STATEMENTS OF CHANGES IN EQUITY (CAPITAL DEFICIENCY)

	Number of ordinary shares	Ordinary shares	Accumulated other comprehensive income	Additional paid in capital	Warrants	Accumulated deficit	Total equity
				U.S. dollars in thousands
BALANCE AT DECEMBER 31, 2014	19,898,674	$32	$39	$162,191	—	(127,160)	$35,102
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2015:
Comprehensive income (loss)	—	—	6	—	—	(14,888)	(14,882)
Employee stock options exercised	71,647	*	—	95	—	—	95
Issuance of ordinary shares and warrants, net of issuance costs in amount of $1,349 thousand	2,500,000	6	—	10,685	2,960	—	13,651
Share based payments to employees and non-employees services	—	—	—	1,041	—	—	1,041

BALANCE AT DECEMBER 31, 2015	22,470,321	$38	$45	$174,012	2,960	$(142,048)	$35,007
Comprehensive Loss	—	—	(5)	—	—	(16,002)	(16,007)
Employee stock options exercised	72,873	*	—	121	—	—	121
Issuance of ordinary Shares, net of issuance costs of $2,117 thousand	4,359,091	12	—	21,847	—	—	21,859
Share based payments to employees and non-employees services	—	—	—	1,420	—	—	1,420

BALANCE AT DECEMBER 31, 2016	26,902,285	$50	$40	$197,400	$2,960	$(158,050)	$42,400

*	Amount less than $1 thousand

The accompanying notes are an integral part of the financial statements.

VASCULAR BIOGENICS LTD.

STATEMENTS OF CASH FLOWS

	Year ended December 31
	2016	2015	2014
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the year	$(16,002)	$(14,888)	$(17,407)
Adjustments required to reflect net cash used in operating activities (see Appendix A)	2,340	1,641	3,689
Interest received	250	44	15

Net cash used in operating activities	(13,412)	(13,203)	(13,703)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(491)	(90)	(57)
Investment in short-term deposits	(3,600)	(30,000)	—
Maturity of short-term deposits	—	—	1,494

Net cash (used in) generated from investing activities	(4,091)	(30,090)	1,437

CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of employees stock options	121	95	267
Issuance of preferred E shares	—	—	4,938
Issuance of ordinary shares and warrants, net	21,859	13,651	34,879

Net cash generated from financing activities	21,980	13,746	40,084

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,477	(29,547)	27,818
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	7,090	36,783	9,377
EXCHANGE GAINS (LOSSES) ON CASH AND CASH EQUIVALENTS	18	(146)	(412)

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$11,585	$7,090	$36,783

APPENDIX A:
Adjustments required to reflect net cash used in operating activities:
Depreciation	$130	$122	$135
Interest income	(263)	(100)	(15)
Loss from change in fair value of convertible loan	—	—	2,342
Exchange losses (gains) on cash and cash equivalents	(18)	146	412
Net changes in severance pay obligations	8	(27)	(10)
Share based payments	1,420	1,041	2,617

	1,277	1,182	5,481

Changes in working capital:
Decrease (increase) in other current assets	126	(485)	(454)
Decrease(increase) in long term prepaid expenses	307	(284)	(23)
Increase (decrease) accounts payable:
Trade	472	1,355	(653)
Other	158	(127)	(662)

	1,063	459	(1,792)

	$2,340	$1,641	$3,689

APPENDIX B:
Non cash activity—
Conversion of convertible loan into preferred E shares			33,381

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

In 2015, the Company launched its Phase 3 clinical trial of VB-111 in rGBM, whereby the first patient was randomized in August 2015, and the trial enrollment was completed by December 2016. The Company is conducting its Phase 3 clinical trial of VB-111 in rGBM under a special protocol assessment concurred by the FDA.

Since inception, the Company has incurred significant losses, and it expects to continue to incur significant expenses and losses for at least the next several years. As of December 31, 2016, the Company had an accumulated deficit of $158.1 million. The Company’s losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of its clinical trials, the receipt of payments under any future collaboration agreements it may enter into, and its expenditures on other research and development activities.

As of December 31, 2016, the Company had cash, cash equivalents and short-term bank deposits of $45.3 million, and the Company estimates it will be sufficient to fund the Company’s operations into 2019. The Company may seek to raise more capital to pursue additional activities. The Company may seek these funds through a combination of private and public equity offerings, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when the Company needs it or may not be available on terms that are favorable to the Company.

b.	Approval of financial statements

These financial statements were approved by the Board of Directors on March 21, 2017.

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

The financial statements have been prepared under the historical cost convention, subject to adjustments in respect of revaluation of financial liabilities at fair value through profit or loss, see Note 14.

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

Through December 31, 2016, no impairment has been recognized.

f.	Financial assets:

1)	Classification

The Company classifies its financial assets as “Loans and Receivables.” The classification depends on the purpose for which each financial asset was acquired. The Company’s management determines the classification of financial assets at initial recognition.

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s receivables include “current assets (except for prepaid expense),” “cash and cash equivalents,” and “short-term bank deposits.”

2)	Recognition and measurement

Ordinary purchases of financial assets are carried at the settlement date, the date on which the asset is delivered to or by the Company.

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

As of December 31, 2016, the Company has not recognized any impairment.

g.	Financial liabilities:

1)	Financial liabilities at fair value through profit or loss

This category includes the Company’s convertible loan, which was designated by management to be recorded at fair value through profit or loss (see note 8). The loan was convertible into a variable number of Preferred Shares. The loan was converted on May 15, 2014 into Preferred E shares.

Gains or losses arising from changes in the fair value of financial liabilities at fair value through profit or loss are presented in the statements of comprehensive loss under “financial expenses (income), net.”

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS  (continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (continued):

2)	Accounts payable

Accounts payable are initially measured at fair value. In subsequent periods, the other financial liabilities are presented at amortized cost. Any difference between the consideration and the redemption value is accreted to profit or loss over the term of the liability, using the effective interest method.

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

Due to absence of expectation of taxable income in the future, no deferred tax assets have been recorded in the Company’s financial statements.

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

Remeasurement gains and losses arising from adjustments to reflect actual experience and changes in actuarial assumptions are charged or credited to equity in other comprehensive loss (income) in the period in which they arise.

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

The Company operates a number of equity-settled, share-based compensation plans to employees (as defined in IFRS 2 “Share-Based Payments”), directors and service providers. As part of the plans, the Company grants employees, directors and service providers, from time to time and at its discretion, options and RSU’s to purchase Company shares. The fair value of the employee and service provider services received in exchange for the grant of the options and RSU’s are recognized as an expense in profit or loss and is recorded to Additional paid in capital within equity. The total amount recognized as an expense over the vesting period of the options (the period during which all vesting conditions are expected to be met) was determined as follows:

1)	Share based payments to employees and directors by reference to the fair value of the options and RSU’s granted at date of grant.

2)	Share based payments to service providers by reference to the fair value of the service provided.

Service conditions and performance vesting conditions are included in assumptions about the number of options and RSU’s that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.

Vesting conditions are included in assumptions about the number of options and RSU’s that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.

At the end of each reporting period, the Company revises its estimates of the number of options and RSU’s that are expected to vest based on the vesting conditions. The Company recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to Additional paid in capital.

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

As of December 31, 2016, the Company has not yet capitalized any development costs.

n.	Government grants

Government grants, which are received from the National Authority for Technology Innovation or NATI (formerly known as the Israeli Office of Chief Scientist, or the “OCS”) by way of participation in research and development that is conducted by the Company, fall within the scope of “forgivable loans,” as set forth in International Accounting Standard 20 “Accounting for Government Grants and Disclosure of Government Assistance” (“IAS 20”).

As approved by the NATI, the grants are received in installments as the program progresses. The Company recognizes each forgivable loan on a systematic basis at the same time the Company records, as an expense, the related research and development costs for which the grant is received, provided that there is reasonable assurance that (a) the Company complies with the conditions attached to the grant, and (b) it is probable that the grant will be received (usually upon receipt of approval notice). The amount of the forgivable loan is recognized based on the participation rate approved by the NATI; thus, a forgivable loan is recognized as a receivable when approved research and development costs have been incurred before grant funds are received.

Since at the time of grant approval there is reasonable assurance that the Company will comply with the forgivable loan conditions attached to the grant, and it is reasonably assured that the Company will not pay royalties to NATI, grant income is recorded against the related research and development expenses in the statements of comprehensive loss.

If forgivable loans are initially carried to income, as described above, and in subsequent periods it is no longer reasonably assured that royalties will not be paid to the NATI, the Company recognizes a liability that is measured based on the Company’s best estimate of the amount required to settle the Company’s obligation at the end of each reporting period.

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

The Company’s dilutive potential shares consist of Preferred Shares, convertible loan, options and RSU’s granted to employees and service providers and warrants.

The dilutive potential shares were not taken into account in computing loss per share in 2016, 2015, and 2014 as their effect would not have been dilutive.

r.	The following new standard has been issued, but is not effective for the financial periods beginning January 1, 2016, and has not been early adopted:

1.	IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities, there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive loss (income) for liabilities designated at fair value through profit or loss. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. IFRS 9 is to be applied retrospectively. The Company is yet to assess IFRS 9’s full impact.

2.	In January 2016, the IASB issued IFRS 16—Leases which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract and replaces the previous leases standard, IAS 17—Leases. IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by IAS 17 and instead introduces a single lessee accounting model whereby a lessee is required to recognize assets and liabilities for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and to recognize depreciation of leases assets separately from interest on lease liabilities in the statements of comprehensive loss. As IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, a lessor will continue to classify its leases as operating leases or finance leases and to account for those two types of leases differently. IFRS 16 is effective from January 1, 2019 with early adoption allowed only if IFRS 15—Revenue from Contracts with Customers is also applied. The Company is currently evaluating the impact of adoption on its Financial Statements.

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

Share-based payments

With respect to grants to employees, the value of the labor services received from them in return is measured on the date of grant based on the fair value of the equity instruments granted to the employees. For options granted prior to the Company’s IPO in order to measure the fair value of the labor service received, the Company first measured the share value by using the income approach method, which is an analysis that involves forecasting the appropriate cash flow stream over an appropriate period and then discounting it back to a present value at an appropriate discount rate. This discount rate should consider the time value of money, inflation, and the risk inherent in ownership of the asset or security interest being valued. Once the share value was estimated, the Company used the Black-Scholes model to value the equity instrument. Since the Company was not publicly traded, it looked for comparable companies in the healthcare sector to set the volatility assumption and estimated the equity instrument’s life. For options granted since 2015, the expected volatility was calculated using weighted average and was based on the stock price volatility of the Company since October 1st, 2014 (IPO date) and the remaining years on the stock price volatility of similar companies.

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

The Company might be exposed to foreign exchange risk as a result of making payments to employees or service providers and investment of some liquidity in currencies other than the U.S. dollar (the functional currency of the Company). The Company manages the foreign exchange risk by aligning the currencies for holding liquidity with the currencies of expected expenses, based on the expected cash flows of the Company. Had the dollar been stronger by 5% against the New Israeli Shekel (“NIS”), assuming all other variables remained constant, the Company would have recognized an additional expense of $13 thousand, $100 thousand and $87 thousand in profit or loss for the years ended December 31, 2016, 2015 and 2014, respectively.

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

As of December 31, 2016 and 2015, the fair value of financial instruments (cash and cash equivalents, short term bank deposits, other current assets and accounts payable) are assumed to approximate their carrying value.

d.	Classification of financial instruments by groups:

Loans and receivables
U.S. dollars in thousands
As of December 31, 2016:
Cash and cash equivalents	$11,585
Short-term bank deposit	33,669
Other current assets (except for prepaid expenses)	912

$46,166

As of December 31, 2015:
Cash and cash equivalents	$7,090
Short-term bank deposit	30,056
Other current assets (except for prepaid expenses)	911

$38,057

Financial liabilities at amortized cost
U.S. dollars in thousands
As of December 31, 2016 -
Trade and other payable	$4,788

As of December 31, 2015 -
Trade and other payable	$4,158

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS  (continued)

NOTE 4—FINANCIAL RISK MANAGEMENT  (continued):

e.	Composition of monetary balances

The composition of financial instruments by currency:

As of December 31, 2016:

	Dollars	NIS	Pound sterling	Euro & SEK	Total
	U.S. dollars in thousands
Assets:
Cash and cash equivalents	$10,705	$768	$21	$91	$11,585
Short term bank deposits	33,669	—	—	—	33,669
Other current assets (except for prepaid expenses)	—	912	—	—	912

	44,374	1,680	21	91	46,166

Liabilities—
Accounts payable and accrued expenses	$3,297	$1,428	$40	$23	$4,788

Net assets	$41,077	$252	$(19)	$68	$41,378

As of December 31, 2015:

	Dollars	NIS	Pound sterling	Euro & SEK	Total
	U.S. dollars in thousands
Assets:
Cash and cash equivalents	$4,159	$2,300	$334	$297	$7,090
Short term bank deposits	30,056	—	—	—	30,056
Other current assets (except for prepaid expenses)	3	908	—	—	911

	34,218	3,208	334	297	38,057

Liabilities—
Accounts payable and accrued expenses	$2,712	$1,203	$48	$195	$4,158

Net assets (liabilities)	$31,506	$2,005	$286	$102	$33,899

NOTE 5—CASH AND CASH EQUIVALENTS AND SHORT-TERM BANK DEPOSITS:

a.	Cash and cash equivalents:

	December 31
	2016	2015
	U.S. dollars in thousands
Cash in bank	$11,585	$7,090

b.	Short-term bank deposits

The bank deposits in 2016 of $33,669 thousand are for terms of three months to one year and carry interest at annual rates of 0.97%-1.56%. The bank deposits in 2015 of $30,056 thousand are for terms of six months to one year and carry interest at annual rates of 0.49%-1.25%.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS  (continued)

NOTE 6—PROPERTY AND EQUIPMENT

Composition of assets, grouped by major classifications, and changes therein is as follows:

	Cost			Accumulated depreciation
	Balance at beginning of year	Additions during the year	Balance at end of year	Balance at beginning of year	Additions during the year	Balance at end of year	Net book value
	U.S. dollars in thousands
Year ended December 31, 2016:
Laboratory equipment	$1,683	$341	$2,024	$1,528	$77	$1,605	$419
Computers	374	26	400	336	32	368	32
Office furniture and equipment	66	1	67	54	3	57	10
Leasehold improvements	629	123	752	508	18	526	226

	$2,752	$491	$3,243	$2,426	$130	$2,556	$687

Year ended December 31, 2015:
Laboratory equipment	$1,638	$45	$1,683	$1,459	$69	$1,528	$155
Computers	347	27	374	306	30	336	38
Office furniture and equipment	65	1	66	50	4	54	12
Leasehold improvements	612	17	629	489	19	508	121

	$2,662	$90	$2,752	$2,304	$122	$2,426	$326

Year ended December 31, 2014:
Laboratory equipment	$1,621	$17	$1,638	$1,376	$83	$1,459	$179
Computers	318	29	347	274	32	306	41
Office furniture and equipment	65	—	65	46	4	50	15
Leasehold improvements	601	11	612	473	16	489	123

	$2,605	$57	$2,662	$2,169	$135	$2,304	$358

NOTE 7—SEVERANCE PAY OBLIGATIONS, net:

a.	The Company has both defined benefit and defined contribution plans.

The Company has no obligation relating to the defined contribution plans. The obligation under the defined benefit plans is covered partly by regular deposits with severance pay funds and by the purchase of insurance policies.

b.	The Company’s obligation to make pension payments is covered by regular deposits with defined contribution plans. The amounts deposited are not reflected in the statements of financial position.

c.	The amounts recognized in the statements of financial position were as follows:

	Year ended December 31
	2016	2015
	U.S. dollars in thousands
Severance pay obligations	$387	$380
Fair value of plan assets	301	307

Liability in the statements of financial position	$86	$73

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS  (continued)

NOTE 7—SEVERANCE PAY OBLIGATIONS, net  (continued):

Amounts charged to other comprehensive loss (income) for the years ended December 31, 2016, 2015 and 2014 were ($5) thousand, $6 thousand and $10 thousand, respectively.

The principal actuarial assumptions used for December 31, 2016 and 2015 were as follows:

	2016	2015
Discount rate	3.6%	3.6%
Future salary increases	4.5%	4.5%

d.	The amounts recorded as an employee benefit expense in respect of defined contribution plans for the years ended December 31, 2016, 2015 and 2014 were $266 thousand, $254 thousand and $268 thousand, respectively.

NOTE 8—CONVERTIBLE LOAN

On July 1, 2013, the Company closed a Convertible Bridge Loan Agreement, or the CLA, with some of its shareholders and related parties. The CLA provided for the infusion of an aggregate amount of $10.0 million in the form of a convertible bridge loan, or the Convertible Loan, to bridge our cash needs until a financing opportunity is achieved. The Convertible Loan was denominated in U.S. dollars and bore an annual interest rate of 10%.

The convertible loan was designated by management to be recorded at fair value through profit or loss.

On May 15, 2014, or the Conversion Date, the Convertible Loan was converted into 1,082,235 Preferred E Shares. Following such conversion, the entire balance of the Convertible Loan was reflected in equity.

The change in the fair value from January 1, 2014 until the Conversion Date amounting to $2.3 million was charged to financial expenses in the statement of comprehensive loss.

NOTE 9—COMMITMENTS:

a.	In April 2011, the Company executed a Commercial License Agreement with Crucell Holland B.V. (“Crucell”), for incorporating the adenovirus 5 in VB-111 and other drug candidates for cancer for consideration including the following potential future payments:

•	an annual license fee of €100 thousand ($105 thousand), continuing until the termination of the agreement, which will occur upon (i) the later of the expiration date of the last related patent or 10 years from the first commercial sale of VB-111 or (ii) the termination of the agreement by the Company, which is permitted, upon three months’ written advance notice to Crucell;

•	a milestone payment of €400 thousand ($421 thousand) upon receipt of the first regulatory approval for the marketing of the first indication for each product covered under the agreement; and

•	royalties of 0.5%-2.0% on net sales.

There are no limits or caps on the amount of potential royalties. Pursuant to the agreement, the Company has the right to terminate the agreement by giving Crucell three months’ written notice.

b.	In October 2012, the Company signed a lease agreement for the building it uses in consideration of $203 thousand per year. As of September 30, 2015, the lease was extended for two years through September 30, 2017. The future minimum lease payments required in the next year under the operating lease for such premises is approximately $130 thousand in 2017.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS  (continued)

NOTE 9—COMMITMENTS  (continued):

In October 2016, the Company entered into a long-term lease contract for approximately $2.0 million over 7 years for a new facility in Modiin, Israel with the option to extend for an additional two periods of three years each. The site will house the Company’s local biological drugs manufacturing facility, headquarters, discovery research and clinical development. The Company intends to operate and relocate to the new site in the second half of 2017. The expected future minimum lease payment is $182 thousand for the year ending December 31, 2017, $312 thousand on an annual basis for the years ending December 31, 2018 through December 31, 2023, and $130 thousand for the year ending December 31, 2024.

The Company entered into operating lease agreements for vehicles it uses. The leases will expire in 2019. The expected lease payments for the years ending December 31, 2017, 2018 and 2019 are approximately $126 thousand, $50 thousand and $17 thousand, respectively.

c.	In February 2013, the Company entered into an agreement with Tel Hashomer—Medical Research, Infrastructure and Services Ltd. (“Tel Hashomer”). The agreement with Tel Hashomer provides that the Company will pay 1% of any net sales of any product covered by the intellectual property covered under the agreement and 2% of any consideration received by the Company for granting a license or similar rights to such intellectual property. Such amounts will be recorded as part of the Company’s cost of revenues. In addition, upon the occurrence of an exit event such as a merger, sale of all shares or assets or the closing of an initial public offering such as the IPO, the Company is required to pay to Tel Hashomer 1% of the proceeds received by the Company or its shareholders as the case may be. Royalty and all other payment obligations under this agreement will expire once the Company has paid an aggregate sum of NIS 100 million (approximately $26 million) to Tel Hashomer by way of pay out, exit proceeds and licensing consideration. Amounts previously paid as royalties on any net sales will not be taken into account when calculating this aggregate sum. Amounts payable upon occurrence of an exit event is not considered to be probable until actual occurrence. Upon occurrence of such event, as such event does not represent a substantive milestone with regard to the Company’s intellectual property, the amount to be paid is recorded in the Statement of Comprehensive Loss under research and development costs.

In November 2014, following the completion of an IPO the Company paid to Tel Hashomer amount of $0.4 million.

d.	In January 2015, the Company entered into an agreement with a Contact Research Organization (“CRO”) according to which it will receive project management, clinical development and other related services from the CRO for the execution of the Phase 3 rGBM clinical trial study in consideration for up to $18.7 million. Through December 31, 2016, expenses in the total amount of $9.2 million were incurred.

e.	The Company is committed to pay royalties to the Government of Israel on proceeds from sales of products in the research and development of which the Government participates by way of grants. At time the grants were received, successful development of the related project was not assumed. In the case of failure of the project that was partly financed by the Government of Israel, the Company is not obligated to pay any such royalties. Under the terms of the Company’s funding from the Israeli Government, royalties of 3%-3.5% are payable on sales of products developed from projects so funded up to 100% of the amount of the grant received by the Company (dollar linked) with the addition of an annual interest based on Libor. As of December 31, 2016, the total royalty amount payable by the Company, before the additional Libor interest, is approximately $19.0 million ($23.3 million including interest).

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS  (continued)

NOTE 9—COMMITMENTS  (continued):

In addition, under the Research Law, we are prohibited from transferring, including by way of license, the NATI-financed technologies and related intellectual property rights and know-how outside of the State of Israel, except under limited circumstances and only with the approval of the NATI Research Committee. We may not receive the required approvals for any proposed transfer and, even if received, we may be required to pay the NATI a portion of the consideration that we receive upon any sale of such technology to a non-Israeli entity up to 600% of the grant amounts plus interest.

NOTE 10—SHARE CAPITAL:

a.	Composed of shares of NIS 0.01 par value, as follows:

	Number of shares
	December 31
	2016	2015
Authorized:
Ordinary Shares	70,000,000	70,000,000

	70,000,000	70,000,000

Issued:
Ordinary Shares (1)	26,902,285	22,470,321

(1)	The Ordinary Shares confer upon their holders the following rights: (i) the right to vote in any general meeting of the Company; (ii) the right to receive dividends; and (iii) the right to receive upon liquidation of the Company a sum equal to the nominal value of the share, and if a surplus remains, to receive such surplus.

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

b.	In January 2014 and May 2014, two former employees exercised options to purchase an aggregate of 132,134 Ordinary Shares. The total cash exercise price received by the Company in those transactions was $267 thousand.

c.	On May 15, 2014, the Company closed a round of financing, selling an aggregate of 413,096 Preferred E Shares in consideration of $4,938 thousand.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS  (continued)

NOTE 10—SHARE CAPITAL  (continued):

d.	On October 6, 2014, the Company completed its IPO on the NASDAQ Stock Market in a public offering according to which it issued 6,760,418 Ordinary Shares in consideration for $40.6 million, before issuance costs.

e.	On October 2014, immediately prior to the IPO, the Company gave effect to an anti-dilution right held by the Company’s Chief Executive Officer and issued him 342,977 ordinary shares.

f.	On November 3, 2015, the Company entered into an underwritten offering of 2,500,000 ordinary shares together with accompanying warrants to purchase an aggregate of 1,250,000 ordinary shares. The ordinary shares and warrants were sold in combination, with one warrant for each ordinary share sold, and represented the right to purchase 0.50 of an ordinary share. The combined offering price of each ordinary share and accompanying warrant was $6.00. The net proceeds from this offering, which closed on November 6, 2015 were $13.6 million after deducting the underwriting discounts and commissions and offering costs payable by the Company. The warrants are exercisable beginning on May 6, 2016 and will expire on May 6, 2021 at an exercise price of $7.50 per one ordinary share. The ordinary shares and warrants were immediately separable and were issued separately. The fair value of the separable warrants on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the warrants are mainly as follows: ordinary share price based on the share’s price at the stock market on November 3, 2015: $6.01; expected volatility based on comparable companies in the healthcare sector: 69.0%; risk-free interest rate: 1.59% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the warrants); expected dividend: zero; and expected life to exercise of 5.5 years. The consideration was allocated between ordinary shares and warrants based on the ratio of the warrants’ fair value and the ordinary share price.

g.	On June 7, 2016, the Company entered into a securities purchase agreement related to a registered direct offering for an aggregate of 4,359,091 ordinary shares, NIS 0.01 par value, at a purchase price of $5.50 per share. The net proceeds from this offering, which closed on June 10, 2016 were approximately $21.9 million after subtracting placement agent fees and offering costs.

h.	On December 1, 2016, the Company entered into a separate Equity Distribution Agreements with JMP Securities LLC and Chardan Capital Markets, LLC (collectively as the “Agents”) to implement an “at the market offering” program under which the Company, from time to time, may offer and sell its ordinary shares, NIS 0.01 par value, having an aggregate offering price of up to $20,000,000 (the “Shares”) through the Agents. The Company has provided the Agents with customary indemnification rights, and the Agents will be entitled to a fixed commission of 3.0% of the aggregate gross proceeds from the Shares sold. The “at the market offering” is effective through October 2018. For the year ended December 31, 2016, the Company had not sold any shares pursuant to this program.

i.	Share based compensation plans

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

In April 2016, the board of directors approved the increase of 620,824 Ordinary Shares to the number of shares available for issuance under the 2014 Plan, effective January 1, 2016.

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

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS  (continued)

NOTE 10—SHARE CAPITAL  (continued):

Options granted in 2015:

	Other than directors	Number of options granted according to option plan of the Company		Exercise price per Ordinary Share ($)	The fair value of options on date of grant (in thousands)
Date of grant		To directors	Total
1) February 2015	—	60,000	60,000	$6.03	$722
2) November 2015	432,470	—	432,470	$7.52	$1,916

1)	60,000 options were allocated to two external directors of the Company.

a.	The options will vest over 3 years from the date of grant; 1/12 of the options at the end of each quarter in the course of the 3 years.

b.	The fair value of the options on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows: an exercise price equal to $6.03, fair value of these options was estimated at $722 thousand with expected volatility based on comparable companies in the healthcare sector: 69.0%; risk-free interest rate: 1.99% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the options); expected dividend: zero; and the contractual term.

2)	432,470 options were allocated to employees and officers of the Company:

a.	The options will vest by 4 years with 50% on the second year anniversary; the remaining 50% at 1/8 of the options at the end of each quarter over the course of the last 2 years.

b.	The fair value of the options on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows: an exercise price equal to $7.52, fair value of these options was estimated at $1,916 thousand with expected volatility based on comparable companies in the healthcare sector: 86.0%; risk-free interest rate: 2.28% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the options); expected dividend: zero; and the contractual term.

Options and Restricted Stock Units (“RSUs”) granted in 2016:

	Other than directors	Number of options granted according to option plan of the Company		Exercise price per Ordinary Share ($)	The fair value of options on date of grant (in thousands)
Date of grant		To directors	Total
1) February 2016	—	20,000	20,000	$3.48	$51
2) May and June 2016	70,000	—	70,000	$3.30 - $3.40	$230
3) March 2016	114,129	—	114,129	$0.002	$412
4) November 2016	725,000	—	725,000	$5.08	$3,232
5) November 2016	100,000	—	100,000	$0.002	$492

1)	20,000 options were allocated to two external directors of the Company:

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS  (continued)

NOTE 10—SHARE CAPITAL  (continued):

a.	The options will vest over 3 years from the date of grant; 1/12 of the options at the end of each quarter in the course of the 3 years.

b.	The fair value of the options on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows: an exercise price equal to $3.48, fair value of these options was estimated at $51 thousand with expected volatility based on comparable companies in the healthcare sector: 86.0%; risk-free interest rate: 1.64% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the options); expected dividend: zero; and the expected term; 11 years.

2)	70,000 options were allocated to two Consultants:

a.	The options will vest between 3 to 5 years.

b.	Company management estimates the fair value of the options granted to consultants based on the value of services received over the vesting period of the applicable options. The value of such services is estimated based on the additional cash compensation the Company would need to pay if such options were not granted. The fair value of these options on the date of grant was approximately $230 thousand.

3)	114,129 restricted stock units (“RSUs”) were allocated to officers of the Company:

a.	The RSUs vesting period is dependent on the achievement of certain milestones.

b.	The fair value of these RSUs on the date of grant was approximately $412 thousand, using the quoted closing market share price of $3.61on the Nasdaq Global Market.

4)	725,000 options were allocated to employees and officers of the Company:

a.	The options will vest by 4 years with 50% on the second year anniversary; the remaining 50% at 1/8 of the options at the end of each quarter over the course of the last 2 years.

b.	The fair value of the options on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows: an exercise price equal to $5.08, fair value of these options was estimated at $3,232 thousand with expected volatility based on comparable companies in the healthcare sector: 97.0%; risk-free interest rate: 1.78% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the options); expected dividend: zero; and the expected term; 11 years.

5)	100,000 RSUs were allocated to officers of the Company:

a.	The RSUs vesting period is dependent on the achievement of certain milestones.

b.	The fair value of these RSUs on the date of grant was approximately $492 thousand, using the quoted closing market share price of $4.92 on the Nasdaq Global Market

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS  (continued)

NOTE 10—SHARE CAPITAL  (continued):

h.	Changes in the number of options and warrants and weighted average exercise prices are as follows:

	Year ended December 31
	2016		2015		2014
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of year	2,304,179	$3.17	1,885,123	$2.01	1,642,348	$2.47
Granted	1,029,129	3.87	492,470	7.34	374,909	0.002
Exercised	(72,873)	1.66	(71,647)	1.32	(132,134)	2.01
Forfeited	(18,900)	6.92	(1,767)	3.32	—	—

Outstanding at end of year	3,241,535	$3.41	2,304,179	$3.17	1,885,123	$2.01

Exercisable at end of year	1,718,713	$2.16	1,688,773	$2.05	1,360,183	$1.96

i.	The following is information about exercise price and remaining contractual life of outstanding options at year-end:

December 31, 2016			December 31, 2015			December 31, 2014
Number of options outstanding at end of year	Exercise price	Weighted average of remaining contractual life	Number of options outstanding at end of year	Exercise Price	Weighted average of remaining contractual life	Number of options outstanding at end of year	Exercise price	Weighted average of remaining contractual life
620,970	$0.002	10.78	406,841	$0.002	17.39	411,755	$0.002	19.63
117,990	$1.21	—	171,990	$1.21	8.84	229,172	$1.21	6.24
713,282	$2.47	—	721,632	$2.47	2.30	729,064	$2.47	3.08
498,023	$3.32	—	511,246	$3.32	17.75	515,132	$3.32	17.62
60,000	$6.03	18.13	60,000	$6.03	19.13
416,270	$7.52	19.62	432,470	$7.52	19.89
20,000	$3.48	19.13
50,000	$3.30	19.36
20,000	$3.40	19.44
725,000	$5.08	19.87

3,241,535			2,304,179			1,885,123

j.	Expenses for share based compensation recognized in statements of comprehensive loss were as follows:

	Year ended December 31
	2016	2015	2014
	U.S. dollars in thousands
Research and development expenses	$900	$385	$711
Administrative and general expenses	520	656	1,906

	$1,420	$1,041	$2,617

The remaining unrecognized compensation expenses as of December 31, 2016 are $3,857 thousand; this amount will be expensed in full by December 2020.

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

The income of the Company, other than income from Benefitted Enterprises (see c below), is subject to the normal corporate tax rate. The corporate tax rate for 2016, 2015 and 2014 were 25%, 26.5% and 26.5%, respectively. In January 2016, the Law for the Amendment of the Income Tax Ordinance (No. 216) was published, enacting a reduction of corporate tax rate beginning in 2016 and thereafter, from 26.5% to 25%.

In December 2016, the Economic Efficiency Law (Legislative Amendments for Implementing the Economic Policy for the 2017 and 2018 Budget Year) was published, introducing a gradual reduction in corporate tax rate from 25% to 23%. However, the law also included a temporary provision setting the corporate tax rate in 2017 at 24%. As a result, the corporate tax rate will be 24% in 2017 and 23% in 2018 and thereafter.

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

The period of tax benefits, as described above, is limited to 12 years from the beginning of the Benefited Enterprise election year (2012). As of December 31, 2016, the period of benefits has not yet commenced.

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

As of December 31, 2016, the Company’s management decided not to adopt the application of the Amendment.

There is no assurance that future taxable income of the Company will qualify as Benefited or Preferred income or that the benefits described above will be available to the Company in the future.

d.	Losses for tax purposes carried forward to future years

The balance of carry forward losses as of December 31, 2016 and 2015 are $139.5 million and $121.0 million, respectively.

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

The Company has tax assessments that are considered to be final through tax year 2012.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS  (continued)

NOTE 12—SUPPLEMENTARY FINANCIAL INFORMATION:

	December 31
	2016	2015
	U.S. dollars in thousands
a. Other current assets:
Institutions	$144	$205
Prepaid expenses	408	535
Government grants receivable	768	704
Employees	—	2

	$1,320	$1,446

b. Accounts payable—other:
Accrued expenses	$1,923	$1,768
Employee—related accrued expenses	217	222
Provision for vacation	126	118

	$2,266	$2,108

	Year ended December 31
	2016	2015	2014
	U.S. dollars in thousands
c. Research and development expenses, net:
Payroll and related expenses	$2,921	$2,807	$3,412
Subcontractors and consultation	8,894	7,227	6,289
Materials	556	762	530
Patent expenses	752	1,324	1,380
Depreciation	88	88	102
Office rent and maintenance	397	404	434
Other	539	437	403

	14,147	13,049	12,550
Government grants (see note 9e)	(1,700)	(1,851)	(1,576)

	$12,447	$11,198	$10,974

d. Administrative and general expenses:
Payroll and related expenses	$1,499	$843	$2,588
Management and professional fees	1,614	2,018	687
Foreign travel	259	236	212
Depreciation	42	34	33
Other	414	542	284

	$3,828	$3,673	$3,804

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS  (continued)

NOTE 13—LOSS PER SHARE

Basic and diluted loss per share:

Basic

Basic loss per share is calculated by dividing the result attributable to equity holders of the Company by the weighted average number of Ordinary Shares in issue during the year.

Diluted

All Ordinary Shares underlying outstanding options, RSU’s and warrants have been excluded from the calculation of the diluted loss per share for the years ended December 31, 2016, 2015 and 2014 since their effect was anti-dilutive. The total number of options, RSU’s and warrants excluded from the calculations of diluted loss per share were – 3,241,535, 2,304,179, and 1,885,123 for the years ended December 31, 2016, 2015 and 2014, respectively.

	Year ended December 31
	2016	2015	2014
	U.S. dollars in thousands, except per share data
Basic and diluted:
Loss attributable to equity holders of the Company	$16,002	$14,888	$17,407

Weighted average number of ordinary shares in issue	24,970,585	20,309,596	5,627,324

Loss per ordinary share	$0.64	$0.73	$3.09

NOTE 14—FINANCIAL INCOME, net:

	Year ended December 31
	2016	2015	2014
		U.S. dollars in thousands
Financial income:
Interest from deposits	$263	$100	$15
Exchange differences	22	—	—

	285	100	15

Financial expenses:
Loss from change in fair value of convertible loan	—	—	2,342
Other financial expenses:
Bank fees	12	16	12
Exchange differences	—	101	290

	12	117	2,644

TOTAL FINANCIAL (INCOME) EXPENSES, net	$(273)	$17	$2,629

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS  (continued)

NOTE 15—RELATED PARTIES—TRANSACTIONS AND BALANCES:

a.	Transactions with related parties

Key management personnel include members of the Board of Directors, the Chief Executive Officer and all Vice Presidents of the Company and companies controlled by them .

	Year ended December 31
	2016	2015	2014
	U.S. dollars in thousands
1) Expenses—
Financial expenses—
Loss from change in fair value of convertible loan	$—	$—	$2,342

2) Key management compensation:
Labor cost and related expenses	$1,737	$1,791	$1,910
Share-based payments	817	798	2,517
Other	420	446	378

	$2,974	$3,035	$4,805

b.	Balances with related parties:

	December 31
	2016	2015
	U.S. dollars in thousands
Key management—
Payables and accrued expenses	$319	$391

Severance pay obligations	$69	$35

Provision for vacation	$65	$69

Item 19. Exhibits

Exhibit No.	Description

1.1	Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.2 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 30, 2014).

1.2	Memorandum of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.4 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 30, 2014).

2.1	Amended and Restated Investors’ Rights Agreement, dated as of March 13, 2008, by and among the Registrant and the other parties thereto, as amended. (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

2.2	Form of Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 29, 2014).

2.3	Warrant to purchase ordinary shares, dated May 8, 2014, issued to S.R. Horn Assets Ltd. (incorporated by reference to Exhibit 4.3 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

2.4	Warrant to purchase ordinary shares, dated April 1, 2001, issued to Dror Harats, as amended (incorporated by reference to Exhibit 4.4 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

2.5	Warrant to purchase ordinary shares, dated May 14, 2001, issued to Dror Harats, as amended (incorporated by reference to Exhibit 4.5 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

2.6	Warrant to purchase ordinary shares, dated December 28, 2001, issued to Dror Harats, as amended (incorporated by reference to Exhibit 4.6 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

4.1	Employee Ownership and Share Option Plan (2011) of the Registrant, and form of agreement thereunder (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

4.2	Form of Release and Indemnification Agreement to be entered into between the Registrant and its officers and directors (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 25, 2014).

4.3†	Commercial Gene Therapy License Agreement, dated April 15, 2011, between the Registrant and Crucell Holland B.V. (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.4†	Agreement, dated February 3, 2013, between the Registrant and Tel Hashomer—Medical Research, Infrastructure and Services Ltd. (incorporated by reference to Exhibit 10.4 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.5†	Manufacturing Services Agreement, dated January 5, 2012, between the Registrant and Lonza Houston, Inc. (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.6	Master Services Agreement, dated May 14, 2008, between the Registrant and Genzyme Pharmaceuticals (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

Exhibit No.	Description

4.7†	Technical Agreement on the Manufacture of Capsules, dated April 29, 2008, between the Registrant and Encap Drug Delivery and standard terms and conditions of purchase order (incorporated by reference to Exhibit 10.7 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.8†	Technical Agreement on the Manufacture of Capsules, dated August 3, 2012, between the Registrant and Encap Drug Delivery and standard terms and conditions of purchase order (incorporated by reference to Exhibit 10.8 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.9†	Material Transfer and Confidentiality Agreement, effective as of September 19, 2005, among the Registrant, Crucell Holland B.V. and BioReliance Ltd. (incorporated by reference to Exhibit 10.9 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.10†	General Services Agreement, dated September 24, 2012, between the Registrant and BioClinica, Inc., and Addendum dated November 19, 2012 and August 29, 2013 (incorporated by reference to Exhibit 10.10 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.11†	Clinical Trial Agreement, dated September 9, 2012, between the Registrant and SCIderm GmbH (incorporated by reference to Exhibit 10.11 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.12†	Service Agreement, dated November 8, 2012, between the Registrant and KCR S.A. (incorporated by reference to Exhibit 10.12 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.13†	Service Agreement, dated December 16, 2013, between the Registrant and KCR S.A. (incorporated by reference to Exhibit 10.13 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.14#	Lease Agreement, dated January 2013, between the Registrant and Matzlawi Building Company Ltd. (incorporated by reference to Exhibit 10.14 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

4.15†	Material Transfer and Confidentiality Agreement, effective February 6, 2012 between the Registrant, Crucell Holland B.V. and Lonza Houston, Inc. (incorporated by reference to Exhibit 10.15 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.16	Agreement between the Registrant and Prof. Jacob George, dated January 24, 2010, as amended on August 1, 2012 (incorporated by reference to Exhibit 10.16 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

4.17	Employee Share Ownership and Option Plan (2014) of the Registrant, and form of Capital Gains Option Agreement thereunder (incorporated by reference to Exhibit 10.17 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 25, 2014).

4.18†	Master Services Agreement, effective as of January 30, 2015, by and between PPD Development, L.P. and the Registrant.

4.19*#	Lease Agreement, dated as of June 10, 2016, by and between the Registrant and Darwish Shalom.

12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).

12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).

13.1**	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, Independent Registered Public Accounting Firm.

†	Portions of this exhibit have been omitted pursuant to a grant of confidential treatment by the Securities and Exchange Commission and the non-public information has been filed separately with the Securities and Exchange Commission.
#	English summary of original Hebrew document.
*	Filed herewith
**	The certifications furnished in Exhibit 13.1 hereto are deemed to accompany this Annual Report on Form 20-F and will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended. Such certifications will not be deemed to be incorporated by reference into any filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Registrant specifically incorporates it by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VASCULAR BIOGENICS LTD.

By:	/s/ Dror Harats
Dror Harats Chief Executive Officer

Date: March 27, 2017