Form 20-F/A
period 2016-12-31
Vascular Biogenics Ltd.
filed 2017-10-11
CIK 1603207

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

For the transition period from ____________ to ____________

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [  ] No [X]

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [  ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files) Yes [X] No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [X]	Non-accelerated filer [ ]
Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [  ]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financing Reporting Standards as issued by the International Accounting Standards Board [X]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [  ] Item 18 [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [  ] No [X]

Explanatory Note

Vascular Biogenics Ltd. (“the Company”) is filing this Amendment No. 1 to its Annual Report on Form 20-F for the year ended December 31, 2016 (the “Annual Report”), which was originally filed with the Securities and Exchange Commission on March 27, 2017, solely to include the correct version of Exhibit 4.3, as the Annual Report inadvertently included a draft version of the document as Exhibit 4.3. There are no other changes to the Annual Report. Therefore, this Amendment No. 1 consists of a cover page, this explanatory note, a revised list of exhibits (Item 19 of Part III), a signature page and related certifications as Exhibits 12.1 and 12.2.

This Amendment No. 1 speaks as of the date of the original filing of the Annual Report, and the Company has not updated the disclosures contained therein to reflect any events that occurred at a later date.

Item 19. Exhibits

Exhibit No.	Description

1.1	Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.2 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 30, 2014).

1.2	Memorandum of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.4 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 30, 2014).

2.1	Amended and Restated Investors’ Rights Agreement, dated as of March 13, 2008, by and among the Registrant and the other parties thereto, as amended. (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

2.2	Form of Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 29, 2014).

2.3	Warrant to purchase ordinary shares, dated May 8, 2014, issued to S.R. Horn Assets Ltd. (incorporated by reference to Exhibit 4.3 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

2.4	Warrant to purchase ordinary shares, dated April 1, 2001, issued to Dror Harats, as amended (incorporated by reference to Exhibit 4.4 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

2.5	Warrant to purchase ordinary shares, dated May 14, 2001, issued to Dror Harats, as amended (incorporated by reference to Exhibit 4.5 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

2.6	Warrant to purchase ordinary shares, dated December 28, 2001, issued to Dror Harats, as amended (incorporated by reference to Exhibit 4.6 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

4.1	Employee Ownership and Share Option Plan (2011) of the Registrant, and form of agreement thereunder (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

4.2	Form of Release and Indemnification Agreement to be entered into between the Registrant and its officers and directors (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 25, 2014).

4.3†*	Commercial Gene Therapy License Agreement, dated April 15, 2011, between the Registrant and Crucell Holland B.V.

4.4†	Agreement, dated February 3, 2013, between the Registrant and Tel Hashomer—Medical Research, Infrastructure and Services Ltd. (incorporated by reference to Exhibit 10.4 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.5†	Manufacturing Services Agreement, dated January 5, 2012, between the Registrant and Lonza Houston, Inc. (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.6	Master Services Agreement, dated May 14, 2008, between the Registrant and Genzyme Pharmaceuticals (incorporated by reference to Exhibit 10.6 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

-i-

4.7†	Technical Agreement on the Manufacture of Capsules, dated April 29, 2008, between the Registrant and Encap Drug Delivery and standard terms and conditions of purchase order (incorporated by reference to Exhibit 10.7 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.8†	Technical Agreement on the Manufacture of Capsules, dated August 3, 2012, between the Registrant and Encap Drug Delivery and standard terms and conditions of purchase order (incorporated by reference to Exhibit 10.8 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.9†	Material Transfer and Confidentiality Agreement, effective as of September 19, 2005, among the Registrant, Crucell Holland B.V. and BioReliance Ltd. (incorporated by reference to Exhibit 10.9 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.10†	General Services Agreement, dated September 24, 2012, between the Registrant and BioClinica, Inc., and Addendum dated November 19, 2012 and August 29, 2013 (incorporated by reference to Exhibit 10.10 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.11†	Clinical Trial Agreement, dated September 9, 2012, between the Registrant and SCIderm GmbH (incorporated by reference to Exhibit 10.11 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.12†	Service Agreement, dated November 8, 2012, between the Registrant and KCR S.A. (incorporated by reference to Exhibit 10.12 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.13†	Service Agreement, dated December 16, 2013, between the Registrant and KCR S.A. (incorporated by reference to Exhibit 10.13 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.14#	Lease Agreement, dated January 2013, between the Registrant and Matzlawi Building Company Ltd. (incorporated by reference to Exhibit 10.14 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

4.15†	Material Transfer and Confidentiality Agreement, effective February 6, 2012 between the Registrant, Crucell Holland B.V. and Lonza Houston, Inc. (incorporated by reference to Exhibit 10.15 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.16	Agreement between the Registrant and Prof. Jacob George, dated January 24, 2010, as amended on August 1, 2012 (incorporated by reference to Exhibit 10.16 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

4.17	Employee Share Ownership and Option Plan (2014) of the Registrant, and form of Capital Gains Option Agreement thereunder (incorporated by reference to Exhibit 10.17 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 25, 2014).

4.18†	Master Services Agreement, effective as of January 30, 2015, by and between PPD Development, L.P. and the Registrant.

4.19#	Lease Agreement, dated as of June 10, 2016, by and between the Registrant and Darwish Shalom (incorporated by reference to Exhibit 4.19 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2017).

12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).

12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).

13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Exhibit 13.1 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2017).

15.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, Independent Registered Public Accounting Firm (incorporated by reference to Exhibit 15.1 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2017).

†	Portions of this exhibit have been omitted pursuant to a grant of confidential treatment by the Securities and Exchange Commission and the non-public information has been filed separately with the Securities and Exchange Commission.
#	English summary of original Hebrew document.
*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VASCULAR BIOGENICS LTD.

By:	/s/ Dror Harats
Dror Harats
Chief Executive Officer

Date: October 11, 2017