Form 20-F
period 2017-12-31
Vascular Biogenics Ltd.
filed 2018-03-15
CIK 1603207

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

8 HaSatat St

Modi’in

Israel 7178106

(Address of principal executive offices)

Dror Harats, Chief Executive Officer

8 HaSatat St.

Modi’in

Israel 7178106

Tel: +972-8-9935000

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

As of December 31, 2017, the Registrant had 29,879,323 Ordinary Shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files) Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Cautionary Note Regarding Forward-Looking Statements

This Annual Report contains forward-looking statements that relate to future events or our future financial performance, which express the current beliefs and expectations of our management. Such statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual future results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include all statements that are not historical facts and can be identified by words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases. We have based these forward-looking statements largely on our management’s current expectations and future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

●	the initiation, timing, progress and results of our pre-clinical and clinical trials, and our research and development programs;

●	our expectations about the availability of data from our clinical trials;

●	our ability to advance product candidates into, and successfully complete, clinical trials;

●	our plans for future trials;

●	our ability to manufacture our product candidates in sufficient quantities for clinical trials;

●	the timing or likelihood of regulatory filings and approvals;

●	the commercialization of our product candidates, if approved;

●	potential advantages of our product candidates;

●	the pricing and reimbursement of our product candidates, if approved;

●	our ability to develop and commercialize additional product candidates based on our platform technologies;

●	our business strategy;

●	the implementation of our business model, strategic plans for our business, product candidates and technology;

●	the scope and duration of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

●	our ability to establish and maintain collaborations and the benefits of such collaborations;

●	our ability to maintain our level of grant funding or obtain additional grant funding;

●	developments relating to our competitors and our industry; and

●	other risks and uncertainties, including those listed under the caption “Risk Factors.”

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

The audited financial statements for the years ended December 31, 2017, 2016 and 2015 in this Annual Report have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table summarizes our financial data. We have derived the summary statements of operations data for the years ended December 31, 2017, 2016, and 2015, and the balance sheet data as of December 31, 2017 and 2016 from our audited financial statements included elsewhere in this Annual Report. The statements of operations data for the years ended December 31, 2014 and 2013, and the balance sheet data as of December 31, 2015, 2014 and 2013 is derived from audited financial statements not included in this Annual Report.

The summary of our financial data set forth below should be read together with our audited financial statements and the related notes, as well as the section entitled “Item 5. Operating and Financial Review and Prospects,” included elsewhere in this Annual Report.

	For the year ended December 31,
(in thousands, except share and per-share data)	2017	2016	2015	2014	2013
Statements of operations data:
Revenues	$13,864	$—	$—	$—	$—
Cost of revenues	(340)	—	—	—	—
Gross Profit	$13,524	$—	$—	$—	$—
Research and development expenses, net	$17,770	$12,447	$11,198	$10,974	$13,508
Marketing expenses	562	—	—	—	—
General and administrative expenses	5,847	3,828	3,673	3,804 *	2,452
Operating loss	10,655	16,275	14,871	14,778	15,960
Financial income	(544)	(285)	(100)	(15)	(240)
Financial expenses:
Loss from change in fair value of convertible loan	—	—	—	2,342	1,638
Other financial expenses	27	12	117	302	12
Financial (income) expenses, net	(517)	(273)	17	2,629	1,410
Other comprehensive loss (income)	24	5	(6)	(10)	(22)
Comprehensive loss	$10,162	$16,007	14,882	$17,397	$17,348
Loss per ordinary share, basic and diluted	$0.37	$0.64	$0.73	$3.09	$15.82
Weighted average ordinary shares outstanding, basic and diluted	27,398,169	24,970,585	20,309,596	5,627,324	1,098,248

*	Includes a one-time expense related to the IPO grant of options to our Chief Executive Officer of $2.2 million.

	December 31,
	2017	2016	2015	2014	2013
	(in thousands)
Statements of financial position data:
Cash and cash equivalents and short-term bank deposits	$54,729	$45,254	$37,146	$36,783	$10,871
Total assets	65,689	47,274	39,238	38,138	11,827
Total liabilities	9,789	4,874	4,231	3,036	35,410
Total equity (capital deficiency)	55,900	42,400	35,007	35,102	(23,583)

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

We are a clinical-stage biotechnology company, and we have not yet generated any regular revenue streams. We have incurred losses in each year since our inception in 2000, including net losses of $10.1 million, $16.0 million and $14.9 million for the years ended December 31, 2017, 2016 and 2015, respectively. As of December 31, 2017, we had an accumulated deficit of $168.2 million.

We have devoted most of our financial resources to research and development, including our clinical and pre-clinical development activities. To date, we have financed our operations primarily through the sale of equity securities and convertible debt and, to a lesser extent, through grants from governmental agencies. The amount of our future net losses will depend, in part, on the rate of our future expenditures and our ability to obtain funding through equity or debt financings, strategic collaborations or additional grants. We have completed only a single pivotal clinical trial for our product candidates and it will be a few years, if ever, before we have a product candidate ready for commercialization. Even if we obtain regulatory approval to market a product candidate, our future revenues will depend upon the size of any markets in which our product candidates have received approval, and our ability to achieve sufficient market acceptance, reimbursement from third-party payors and adequate market share for our product candidates in those markets.

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we:

●	continue our research and pre-clinical and clinical development of our product candidates;

●	expand the scope of our current clinical trials for our product candidates;

●	initiate additional pre-clinical, clinical or other studies for our product candidates;

●	seek regulatory and marketing approvals for any of our product candidates that successfully complete clinical trials;

●	further develop the manufacturing process for our product candidates;

●	Operate and possibly expand our new, commercial scale manufacturing facility;

●	change or add additional manufacturers or suppliers;

●	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

●	seek to identify and validate additional product candidates;

●	acquire or in-license other product candidates and technologies;

●	make milestone or other payments under any in-license or other intellectual property related agreements, including our agreement with Tel Hashomer—Medical Research, Infrastructure and Services Ltd. and our license from Crucell Holland B.V., or Crucell, and any other licensing arrangements we may enter into the future;

●	maintain, protect and expand our intellectual property portfolio;

●	attract and retain skilled personnel;

●	create additional infrastructure to support our operations as a public company; and

●	experience any delays or encounter issues with any of the above.

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

Our ability to generate revenue and achieve profitability depends on our ability, alone or with strategic collaboration partners, to successfully complete the development of, obtain the regulatory approvals of, and commercialize our product candidates. We do not anticipate generating revenues from product sales for the foreseeable future, if ever. Our ability to generate future revenues from product sales depends heavily on our success in:

●	completing research and pre-clinical and clinical development of our product candidates;

●	seeking and obtaining regulatory and marketing approvals for product candidates for which we complete clinical trials;

●	developing a sustainable, scalable, reproducible, and transferable manufacturing process for our product candidates;

●	establishing and maintaining supply and manufacturing relationships with third parties that can provide products and services adequate, in amount and quality, to support clinical development and the market demand for our product candidates, if approved;

●	And/or successfully establishing, validating and operating our own manufacturing facilities to produce our products in amount and quality, to support clinical development and the market demand for our product candidates, if approved, as well as gaining the health authorities, such as the FDA and EMEA, approval for our manufacturing facility and product.

●	launching and commercializing any product candidates for which we obtain regulatory and marketing approval, either by collaborating with a partner or, if launched independently, by establishing a sales, marketing and distribution infrastructure;

●	obtaining market acceptance of any product candidates that receive regulatory approval as viable treatment options;

●	addressing any competing technological and market developments;

●	implementing additional internal systems and infrastructure, as needed;

●	identifying and validating new product candidates;

●	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;

●	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and

●	attracting, hiring and retaining qualified personnel.

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

We are currently advancing VB-111 for solid cancer indications. We intend to advance this current clinical product candidate through clinical development and other product candidates through pre-clinical and clinical development. Developing pharmaceutical products is expensive, and we expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we advance our product candidates in clinical trials.

As of December 31, 2017, our cash and cash equivalents and short-term bank deposits were $54.7 million. As of December 31, 2017, we estimate that our existing cash, cash equivalents and short-term bank deposits will be sufficient to fund our operations through 2020. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches. In any event, we might require additional capital to obtain regulatory approval for our product candidates, and to commercialize any that receive regulatory approval. Raising funds in the current economic environment may present additional challenges. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

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

Through December 31, 2017 we had received an aggregate of $22.0 million in the form of grants from the Israeli Office of the Chief Scientist, or OCS, which has later transformed to the Israeli Innovation Authority, or IIA. The requirements and restrictions for such grants are found in the Israel Encouragement of Research and Development in Industries, or the Research Law. Under the Research Law, royalties of 3% to 3.5% on the revenues derived from sales of products or services developed in whole or in part using these IIA grants are payable to the Israeli government. We developed both of our platform technologies, at least in part, with funds from these grants, and accordingly we would be obligated to pay these royalties on sales of any of our product candidates that achieve regulatory approval. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. As of December 31, 2017, the balance of the principal and interest in respect of our commitments for future payments to the IIA totaled approximately $26.9 million. As of December 31, 2017, we have incurred a $510 thousand royalty payment to the IIA derived from an upfront and a milestone payment. As part of funding our current and planned product development activities, we submitted follow-up grant application. Following the recent results in our Phase 3 study in rGBM, we might fail to gain an IIA grant for our development activities in 2018.

These grants have funded some of our personnel, development activities with subcontractors and other research and development costs and expenses. However, if these awards are not funded in their entirety or if new grants are not awarded in the future, due to, for example, IIA budget constraints or governmental policy decisions, our ability to fund future research and development and implement technological improvements would be impaired, which would negatively impact our ability to develop our product candidates.

The Israeli government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties.

Our research and development efforts have been financed, in part, through the grants that we have received from the IIA. We, therefore, must comply with the requirements of the Research Law.

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

Additionally, under the Research Law, we are prohibited from transferring, including by way of license, the IIA-financed technologies and related intellectual property rights and know-how outside of the State of Israel, except under limited circumstances and only with the approval of the IIA Research Committee. We may not receive the required approvals for any proposed transfer and, even if received, we may be required to pay the IIA a portion of the consideration that we receive upon any sale of such technology to a non-Israeli entity up to 600% of the grant amounts plus interest. The scope of the support received, the royalties that we have already paid to the IIA, the amount of time that has elapsed between the date on which the know-how or the related intellectual property rights were transferred and the date on which the IIA grants were received and the sale price and the form of transaction will be taken into account in order to calculate the amount of the payment to the IIA. Approval of the transfer of technology to residents of the State of Israel is required, and may be granted in specific circumstances only if the recipient abides by the provisions of applicable laws, including the restrictions on the transfer of know-how and the obligation to pay royalties. No assurance can be made that approval to any such transfer, if requested, will be granted.

These restrictions may impair our ability to sell our technology assets or to perform or outsource manufacturing outside of Israel, engage in change of control transactions or otherwise transfer our know-how outside of Israel and may require us to obtain the approval of the IIA for certain actions and transactions and pay additional royalties and other amounts to the IIA. In addition, any change of control and any change of ownership of our ordinary shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the Research Law, requires prior written notice to the IIA, and our failure to comply with this requirement could result in criminal liability.

These restrictions will continue to apply even after we have repaid the full amount of royalties on the grants. For the years ended December 31, 2017, 2016 and, 2015, we recorded grants totaling $2.7 million, $1.7 million, and $1.9 million from the IIA, respectively. The grants represented 14%, 12%, and 14% respectively, of our gross research and development expenditures for the years ended December 31, 2017, 2016 and, 2015. If we fail to satisfy the conditions of the Research Law, we may be required to refund certain grants previously received together with interest and penalties, and may become subject to criminal charges.

Risks Related to the Discovery and Development of Our Product Candidates

We have planned on the future success of our lead product candidate, VB-111, that missed the primary end points in the Phase 3 study and continue to advance it for other indications. Any failure to successfully develop, obtain regulatory approval for and commercialize VB-111 for cancer indications, independently or in cooperation with a third party collaborator, or the experience of significant delays in doing so, would compromise our ability to generate revenue and become profitable.

We have invested a significant portion of our efforts and financial resources in the development of VB-111 for rGBM and VB-201 for psoriasis and ulcerative colitis for which we have completed clinical trials in which they did not meet their primary endpoints. Our ability to generate product revenue from our product candidate depends heavily on the successful development and commercialization of our products, which, in turn, depends on several factors, including the following:

●	our ability to continue and support the VTS platform technology and its lead candidate VB-111;

●	successfully completing our ongoing and future trials of VB-111;

●	our ability to raise additional funding sufficient to conduct future clinical trials;

●	demonstrating that VB-111 for cancer indications is safe and effective at a sufficient level of statistical or clinical significance and otherwise obtaining marketing approvals from regulatory authorities;

●	establishing successful manufacturing arrangements with third-party manufacturers that are compliant with current good manufacturing practices, or cGMP, and which will ensure the development of a large scale manufacturing process and adequate facilities or being able to conduct such manufacturing ourselves;

●	operating our facility for the manufacture of commercial quantities of our candidate products, if approved;

●	establishing successful sales and marketing arrangements for our products, if approved;

●	maintaining an acceptable safety and efficacy profile for our products;

●	the availability of coverage and reimbursement to patients from healthcare payors for our products, if approved; and

●	other risks described in these “Risk Factors.”

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

We may not be able to identify, recruit and enroll a sufficient number of patients, or those with required or desired characteristics to achieve diversity in a trial, to complete our clinical trials in a timely manner. Patient enrollment is affected by factors including:

●	severity of the disease under investigation;

●	design of the trial protocol;

●	size of the patient population;

●	eligibility criteria for the trial in question;

●	perceived risks and benefits of the product candidate under study, and specifically in reference to studies in other indications, with the same product;

●	proximity and availability of clinical trial sites for prospective patients;

●	availability of competing therapies and clinical trials;

●	efforts to facilitate timely enrollment in clinical trials;

●	patient referral practices of physicians; and

●	ability to monitor patients adequately during and after treatment.

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

We plan to seek initial marketing approval in Europe in addition to the United States. We may not be able to initiate or continue clinical trials if we cannot enroll a sufficient number of eligible patients to participate in the clinical trials required by the EMA or other foreign regulatory agencies. Our ability to successfully initiate, enroll and complete a clinical trial in any foreign country is subject to numerous risks unique to conducting business in foreign countries, including:

●	difficulty in establishing or managing relationships with contract research organizations, or CROs, and physicians;

●	different standards for the conduct of clinical trials;

●	our inability to locate qualified local consultants, physicians and partners; and

●	the potential burden of complying with a variety of foreign laws, medical standards and regulatory requirements, including the regulation of pharmaceutical and biotechnology products and treatment.

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

We are currently in Phase 3 clinical trial for VB-111 for ovarian cancer and plan a Phase 1/2 clinical trials for VB-111 for lung cancer in combination with immune-oncology drug. We intend to revisit the scope of these studies as soon as we complete our analysis and conclusions from the recent results of the GLOBE study. Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates in humans. Clinical testing is expensive, time-consuming and uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

●	delays in reaching a consensus with regulatory agencies on trial design;

●	delays in reaching agreement on acceptable terms with prospective CROs and clinical trial sites;

●	delays in obtaining required IRB approval at each clinical trial site;

●	delays in recruiting suitable patients to participate in our clinical trials including in particular for those trials for rare diseases such as ovarian cancer;

●	imposition of a clinical hold by regulatory agencies, including after an inspection of our clinical trial operations or trial sites;

●	failure by our CROs, other third parties or us to adhere to clinical trial requirements;

●	failure to perform in accordance with the FDA’s good clinical practices, or GCP, or applicable regulatory requirements in other countries;

●	delays in the testing, validation, manufacturing and delivery of our product candidates to the clinical sites;

●	delays in having patients complete participation in a trial or return for post-treatment follow-up;

●	clinical trial sites or patients dropping out of a trial;

●	occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits; or

●	changes in regulatory requirements and guidance that require amending or submitting new clinical trial protocols.

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

If the results of our clinical trials are inconclusive or if there are safety concerns or adverse events associated with our product candidates, we may:

●	fail to obtain, or be delayed in obtaining, marketing approval for our product candidates;

●	obtain approval for indications or patient populations that are not as broad as intended or desired;

●	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

●	need to change the way the product is administered;

●	be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

●	have regulatory authorities withdraw their approval of the product or impose restrictions on its distribution in the form of a risk evaluation and mitigation strategy, or REMS, or modified REMS;

●	be subject to the addition of labeling statements, such as warnings or contraindications;

●	be sued; or

●	experience damage to our reputation.

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

Success in early and prior clinical trials may not be indicative of results obtained in later trials.

There is a high failure rate for drugs and biologics proceeding through clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in later stage clinical trials even after achieving promising results in earlier stage and prior clinical trials. Data obtained from pre-clinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, regulatory delays or rejections may be encountered as a result of many factors, including changes in regulatory policy during the period of product development.

The results from our clinical trials may not be sufficiently robust to support the submission for marketing approval for our product candidates. Before we submit our product candidates for marketing approval, the FDA and the EMA may require us to conduct additional clinical trials, or evaluate subjects for an additional follow-up period.

It is possible that, even if we achieve favorable results in our clinical trials, the FDA may require us to conduct additional clinical trials, possibly involving a larger sample size or a different clinical trial design, particularly if the FDA does not find the results from our completed clinical trials to be sufficiently persuasive to support a Biologics License Application, or BLA, or a New Drug Application, or NDA. For example, because the dose we used in our Phase 2 trial was limited by our production capacity, the dose of VB-111 that we intend to use in our Phase 3 potential registration trial may not be the maximum efficacious dose. The FDA might require data on higher doses of VB-111, this will likely delay development. The FDA may also require that we conduct a longer follow-up period of subjects treated with our product candidates prior to accepting our BLA or NDA.

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

Even though we have obtained orphan drug designation for VB-111 for treatment of malignant glioma in the United States and glioma in Europe, and for the treatment of ovarian cancer in Europe, we may not be able to obtain orphan drug exclusivity for this drug or for any of our other product candidates.

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States. For VB-111, we have obtained orphan drug designation from the FDA for the treatment of malignant glioma and the EMA for the treatment of glioma and ovarian cancer, and we may seek orphan drug designation for other drug candidates.

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

If we fail to comply with applicable regulatory requirements following approval of any of our product candidates, a regulatory agency may:

●	issue a warning letter asserting that we are in violation of the law;

●	seek an injunction or impose civil or criminal penalties or monetary fines;

●	suspend or withdraw regulatory approval;

●	suspend any ongoing clinical trials;

●	refuse to approve a pending BLA or NDA or supplements to a BLA or NDA submitted by us for other indications or new drug products;

●	seize our product; or

●	refuse to allow us to enter into supply contracts, including government contracts.

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

Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured the product candidates ourselves, including:

●	the inability to negotiate manufacturing agreements with third parties under commercially reasonable terms;

●	reduced control as a result of using third-party manufacturers for all aspects of manufacturing activities;

●	termination or nonrenewal of manufacturing agreements with third parties in a manner or at a time that is costly or damaging to us; and

●	disruptions to the operations of our third-party manufacturers or suppliers caused by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier.

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

We have not yet secured manufacturing capabilities for commercial quantities of our product candidates to support commercialization of our product candidates. Although we intend to partially rely on third-party manufacturers for commercialization, we have only entered into agreements with such manufacturers to assist in the scaling up of the manufacturing process of VB-111. We may be unable to negotiate binding agreements with the manufacturers to support our commercialization activities on commercially reasonable terms, which agreements will further be required to comply with the restrictions imposed under the Research Law.

We may encounter technical or scientific issues related to manufacturing or development that we may be unable to resolve in a timely manner or with available funds. Although we have established a site in which we are planning to apply a commercial scale manufacturing, the available capacity to manufacture our product candidates on a commercial scale is still limited. In addition, our product candidates are novel, and no manufacturer currently has the experience or ability to produce our product candidates at commercial levels. If we are unable to produce or engage manufacturing partners to produce our product candidates on a larger scale on reasonable terms, our commercialization efforts will be harmed.

Even if we timely complete the development of a manufacturing process and successfully transfer it to the third- party manufacturers of our product candidates, if we or such third-party manufacturers are unable to produce the necessary quantities of our product candidates, or in compliance with cGMP or with pertinent regulatory requirements, and within our planned time frame and cost parameters, the development and sales of our product candidates, if approved, may be impaired.

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

Even if we obtain the requisite regulatory approvals, the commercial success of our product candidates will depend in part on the medical community, patients, and third-party payors accepting our product candidates as medically useful, cost-effective, and safe. Any product that we bring to the market may not gain market acceptance by physicians, patients, third-party payors and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenue and may not become profitable. The degree of market acceptance of these product candidates, if approved for commercial sale, will depend on a number of factors, including:

●	the potential efficacy and potential advantages over alternative treatments;

●	the prevalence and severity of any side effects, including any limitations or warnings contained in a product’s approved labeling;

●	the prevalence and severity of any side effects resulting from the procedure by which our product candidates are administered;

●	relative convenience and ease of administration;

●	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

●	the strength of marketing and distribution support and timing of market introduction of competitive products;

●	publicity concerning our products or competing products and treatments; and

●	sufficient third-party insurance coverage or reimbursement.

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

If any of our product candidates are approved for commercialization, it is our current intention to market them on a worldwide basis, either alone or in collaboration with others. In addition, we conduct development activities in various jurisdictions throughout the world. We expect that we will be subject to additional risks related to engaging in international operations, including:

●	different regulatory requirements for approval of drugs and biologics in foreign countries;

●	reduced protection for intellectual property rights;

●	unexpected changes in tariffs, trade barriers and regulatory requirements;

●	economic weakness, including inflation, or political instability in particular foreign economies and markets;

●	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

●	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

●	workforce uncertainty in countries where labor unrest is more common than in the United States and Israel;

●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

●	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

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

As of March 1, 2018, we had 37 employees. As we mature and undertake the activities required to advance our product candidates into later stage clinical development and to operate as a public company, we expect to expand our full-time employee base and to hire more consultants and contractors. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate or grow revenue could be compromised, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

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

The use of our product candidates in clinical trials and the sale of any products for which we obtain marketing approval exposes us to the risk of product liability claims. Product liability claims might be brought against us by consumers, healthcare providers, pharmaceutical companies or others selling or otherwise coming into contact with our product candidates. There is a risk that our product candidates may induce adverse events. If we cannot successfully defend against product liability claims, we could incur substantial liability and costs. In addition, regardless of merit or eventual outcome, product liability claims may result in:

●	impairment of our business reputation;

●	withdrawal of clinical trial participants;

●	costs due to related litigation;

●	distraction of management’s attention from our primary business;

●	substantial monetary awards to patients or other claimants;

●	the inability to commercialize our product candidates;

●	decreased demand for our product candidates, if approved for commercial sale; and

●	impairment of our ability to obtain product liability insurance coverage.

We carry combined public and products liability (including human clinical trials extension) insurance of $5.0 million per occurrence and $5.0 million aggregate limit, with extension to $10.0 for the Phase 3 study in rGBM and for the Phase 3 study in ovarian cancer. We believe our product liability insurance coverage is sufficient in light of our current clinical programs; however, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If we obtain marketing approval for any product candidates, we intend to expand our insurance coverage to include the sale of commercial products, but we may not be able to obtain product liability insurance on commercially reasonable terms or in adequate amounts. On occasion, large judgments have been awarded in class action lawsuits based on drugs or medical treatments that had unanticipated adverse effects. A successful product liability claim or series of claims brought against us could cause our share price to decline and, if judgments exceed our insurance coverage, could materially and adversely affect our financial position.

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

We have a manufacturing facility for commercial scale production. If our existing or future manufacturing facilities, or the equipment in it, is damaged or destroyed, we likely would not be able to quickly or inexpensively replace our manufacturing capacity and possibly would not be able to replace it at all. Any new facility needed to replace our existing or future manufacturing facility would need to comply with the necessary regulatory requirements, and be tailored to our manufacturing requirements and processes. We would need FDA approval before using any product candidates manufactured at a new facility in clinical trials or selling any products that are ultimately approved. Such an event could delay our clinical trials or, if any of our product candidates are approved by the FDA, reduce or eliminate our product sales.

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

We are exposed to the risks that the NIS may appreciate relative to the dollar, or, if the NIS instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar- denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the dollar. For example, the average exchange rate of the dollar against the NIS decreased in 2017 and in 2016 and increased in 2015. Market volatility and currency fluctuations may limit our ability to cost- effectively hedge against our foreign currency exposure and, in addition, our ability to hedge our exposure to currency fluctuations in certain emerging markets may be limited. Hedging strategies may not eliminate our exposure to foreign exchange rate fluctuations and may involve costs and risks of their own, such as devotion of management time, external costs to implement the strategies and potential accounting implications. Foreign currency fluctuations, independent of the performance of our underlying business, could lead to materially adverse results or could lead to positive results that are not repeated in future periods.

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

In many cases, patent prosecution of our in-licensed technology is controlled solely by the licensor. If our licensors fail to obtain and maintain patent or other protection for the proprietary intellectual property we license from them, we could lose our rights to the intellectual property or our exclusivity with respect to those rights, and our competitors could market competing products using the intellectual property. In some cases, we control the prosecution of patents resulting from licensed technology. In the event we breach any of our obligations related to such prosecution, we may incur significant liability to our licensing partners. Licensing of intellectual property is of critical importance to our business and involves complex legal, business and scientific issues and is complicated by the rapid pace of scientific discovery in our industry. Disputes may arise regarding intellectual property subject to a licensing agreement, including:

●	the scope of rights granted under the license agreement and other interpretation-related issues;

●	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

●	the sublicensing of patent and other rights under any collaboration relationships we might enter into in the future;

●	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

●	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

●	the priority of invention of patented technology.

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

The market price of our ordinary shares has been and is likely to remain volatile. Our share price could be subject to wide fluctuations in response to a variety of factors, including the following:

●	adverse results or delays in pre-clinical studies or clinical trials, and resulting changes in our clinical development programs;

●	reports of adverse events in other similar products or clinical trials of such products;

●	inability to obtain additional funding;

●	any delay in filing an IND or BLA for any of our product candidates and any adverse development or perceived adverse development with respect to the FDA’s review of that IND or BLA;

●	failure to develop successfully and commercialize our product candidates for the proposed indications and future product candidates for other indications or new candidates;

●	failure to maintain our licensing arrangements or enter into strategic collaborations;

●	failure by us or our licensors and strategic collaboration partners to prosecute, maintain or enforce our intellectual property rights;

●	changes in laws or regulations applicable to future products;

●	inability to scale up our manufacturing capabilities (including in Israel), inability to obtain adequate product supply for our product candidates or the inability to do so at acceptable prices;

●	adverse regulatory decisions, including by the IIA under the Research Law;

●	introduction of new products, services or technologies by our competitors;

●	failure to meet or exceed financial projections we may provide to the public;

●	failure to meet or exceed the financial expectations of the investment community;

●	the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;

●	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

●	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

●	additions or departures of key scientific or management personnel;

●	significant lawsuits, including patent or shareholder litigation;

●	changes in the market valuations of similar companies;

●	sales of our ordinary shares by us or our shareholders in the future; and

●	trading volume of our ordinary shares.

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

As of December 31, 2017, our executive officers, directors, five percent shareholders and their affiliates beneficially owned approximately 47.0% of our voting shares. Therefore, these shareholders have the ability to control us through their ownership positions. These shareholders may be able to determine all matters requiring shareholder approval. For example, these shareholders, if they were to act together, may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares that you may believe are in your best interest as one of our shareholders.

We are an “emerging growth company” and a “foreign private issuer,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies and foreign private issuers will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes- Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our ordinary shares held by non-affiliates exceeds $700.0 million as of any June 30 before that time or if we have total annual gross revenue of $1.07 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 or, if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately.

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

As of December 31, 2017, options and warrants to purchase 5,286,095 ordinary shares at a weighted average exercise price of $4.74 per share were outstanding. The exercise of any of these options and warrants would result in additional dilution.

Sales of a substantial number of our ordinary shares in the public market could cause our share price to fall.

If our existing shareholders sell, indicate an intention to sell or the market perceives that they intend to sell, substantial amounts of our ordinary shares in the public market, the market price of our ordinary shares could decline significantly. As of December 31, 2017, we had outstanding a total of 29,879,323 ordinary shares. Substantially all of the shares are available for sale in the public market.

As of December 31, 2017, 12,461,588 ordinary shares are held by directors, executive officers and other affiliates and are subject to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

In addition, as of March 1, 2018, an aggregate of 6,693,581 ordinary shares that are either subject to outstanding options, reserved for future issuance under our 2014 Plan or subject to outstanding warrants will or may become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules and Rule 144 and Rule 701 under the Securities Act. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our ordinary shares could decline.

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

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, including the requirement for an emerging growth company to disclose the compensation of the chief executive officer and other two highest compensated executive officers on an individual, rather than aggregate, basis. A recent amendment to regulations under the Israeli Companies Law requires us to disclose in the notice for our annual meeting of shareholders, the annual compensation of our five most highly compensated officers on an individual, rather than aggregate, basis. However, this disclosure is not as extensive as that required of a U.S. domestic issuer.

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

As of March 1, 2018, we had 37 employees, all of whom were based in Israel. Some of our employees may be called upon to perform up to 36 days (and in some cases more) of annual military reserve duty until they reach the age of 40 (and in some cases, up to 45 or older) and, in emergency circumstances, could be called to immediate and unlimited active duty. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. Since September 2000, in response to increased tension and hostilities, there have been occasional call-ups of military reservists, including in connection with the 2006 conflict in Lebanon, and the December 2008 and November 2012 conflicts with Hamas, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations. Additionally, the absence of a significant number of the employees of our Israeli suppliers and contractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations.

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

We do not believe that we were a CFC for the taxable year ended December 31, 2017 or that we are currently a CFC. It is possible, however, that a shareholder treated as a U.S. person for U.S. federal income tax purposes will acquire, directly or indirectly, enough shares to be treated as a Ten Percent Shareholder after application of the constructive ownership rules and, together with any other Ten Percent Shareholders of our company, cause us to be treated as a CFC for U.S. federal income tax purposes. We believe that certain of our shareholders are Ten Percent Shareholders for U.S. federal income tax purposes. Holders should consult their own tax advisors with respect to the potential adverse U.S. federal income tax consequences of becoming a Ten Percent Shareholder in a CFC.

We expect to be classified as a passive foreign investment company in future years, and our U.S. shareholders may suffer adverse tax consequences as a result.

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

Since PFIC status depends on the composition of our income and the composition and value of our assets (which may be determined in large part by reference to the market value of our ordinary shares, which may be volatile) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. We had no revenue-producing operations until and including table year 2016. We believe that we were not a PFIC for our 2017 taxable year. In addition, unless and until we generate sufficient revenue from active licensing and other non-passive sources and otherwise satisfy the asset test above, we expect to be treated as a PFIC in future taxable years.

Item 4. Information on the Company

Corporate Information

The legal name of our company is Vascular Biogenics Ltd. and we conduct business under the name VBL Therapeutics. We were incorporated in Israel on January 27, 2000 as a company limited by shares under the name Medicard Ltd. In January 2003, we changed our name to Vascular Biogenics Ltd. Our registered and principal office is located 8 HaSatat St., Modi’in, Israel 7178106. Our service agent in the United States is located at c/o CT Corporation System, 111 8th Avenue, New York, New York 10011 and our telephone number is 972-8-9935000. Throughout this prospectus, we refer to various trademarks, service marks and trade names that we use in our business. The “Vascular Biogenics” design logo, “VBL Therapeutics,” “Vascular Targeting System,” “VTS,” “Lecinoxoids,” “VB-111,” “VB-201,” the “GLOBE” design logo and other trademarks or service marks of Vascular Biogenics Ltd. appearing in this prospectus are the property of Vascular Biogenics Ltd. We have several other registered trademarks, service marks and pending applications relating to our products. Although we have omitted the “ ® ” and “™” trademark designations for such marks in this prospectus, all rights to such trademarks are nevertheless reserved. Other trademarks and service marks appearing in this prospectus are the property of their respective holders.

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

We will cease to be an “emerging growth company” upon the earliest of:

●	December 31, 2019, which is the last day of the fiscal year in which the fifth anniversary of our initial public offering in the United States has occurred;

●	the last day of the fiscal year in which our annual gross revenues are $1.07 billion or more;

●	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or

●	the last day of any fiscal year in which the market value of our ordinary shares held by non-affiliates exceeded $700.0 million as of the end of the second quarter of that fiscal year.

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

Our lead product candidate, VB-111 (ofranergene obadenovec), is a gene-based biologic that we are developing for solid tumor indications, and which we have advanced to programs for recurrent glioblastoma, or rGBM, an aggressive form of brain cancer, ovarian cancer and thyroid cancer. We have obtained fast track designation for VB-111 in the United States for prolongation of survival in patients with glioblastoma that has recurred following treatment with standard chemotherapy and radiation. We have also received orphan drug designation for GBM in both the United States and Europe. VB-111 has also received an orphan designation for the treatment of ovarian cancer by the European Medicines Agency. In September 2015, we reported complete results from our Phase 2 trial of VB-111 in rGBM, demonstrating a statistically-significant benefit in overall survival and favorable response rate in patients treated with VB-111 in combination with bevacizumab. Our pivotal Phase 3 GLOBE study in rGBM began in August 2015 and was comparing a combination of VB-111 and bevacizumab to bevacizumab alone. The study, which enrolled a total of 256 patients in the US, Canada and Israel was conducted under a special protocol assessment, or SPA, agreement with the U.S. Food and Drug Administration, or FDA, with full endorsement by the Canadian Brain Tumor Consortium (CBTC). On March 8, 2018, we announced top-line results from the GLOBE study, which showed that the study did not meet its pre-specified primary endpoint of overall survival (OS). No new safety concerns associated with VB-111 have been identified in the GLOBE study. Once we receive the full and final data set, we will conduct an in-depth analysis in order to better understand the outcome of the GLOBE study and the potential activity of VB-111 in rGBM. We do not think that results of the GLOBE study in rGBM will necessarily have implications on the prospects for VB-111 in other tumor types. Our OVAL phase 3 potential registration study of VB-111 in platinum resistant ovarian cancer was launched in December 2017 and is conducted in collaboration with the GOG Foundation, Inc., a leading organization for research excellence in the field of gynecologic malignancies.

We also have been conducting a program targeting anti-inflammatory diseases, based on the use of our Lecinoxoid platform technology. Lecinoxoids are a novel class of small molecules we developed that are structurally and functionally similar to naturally occurring molecules known to modulate inflammation. The lead product candidate from this program, VB-201, is a Phase 2-ready molecule that demonstrated efficacy in reducing vascular inflammation in a Phase 2 sub-study in psoriatic patients with cardiovascular risk. Due to business limitations associated with the heavy burden of developing medications for cardiovascular diseases, we chose to test it in psoriasis and ulcerative colitis; however, as we reported in February 2015, VB-201 failed to meet the primary endpoint in Phase 2 clinical trials for psoriasis and for ulcerative colitis. As a result, we have terminated our development of VB-201 in those indications. Nevertheless, based on recent pre-clinical studies, we believe that VB-201 and some second generation molecules such as VB-703 may be applicable for NASH and renal fibrosis, and we may seek a clinical proof of concept in NASH patients through an exploratory Phase 2 study for VB-201. Since the company intends to focus  its efforts and resources on advancing our oncology program, we will seek to advance our Lecinoxoid assets via strategic deals.

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

We began our Phase 3 pivotal trial of VB-111 in rGBM in August 2015 and completed patient enrollment for the study in December 2016, five months ahead of our initial plan. Following positive safety reviews announced in December 2016, in April 2017 and the third and final safety review that was announced in October 2017, the GLOBE trial continued to completion. On March 8, 2018, we announced top-line results from the GLOBE study, which showed that the study did not meet its pre-specified primary endpoint of overall survival (OS).

VB-111 was also being studied in a Phase 2 trial for recurrent platinum-resistant Ovarian Cancer and in a Phase 2 study in recurrent, iodine-resistant differentiated Thyroid Cancer. In a Phase 2 trial for recurrent platinum-resistant ovarian cancer, VB-111 demonstrated a statistically significant increase in overall survival and 60% durable response rate (as measured by reduction in CA-125), approximately twice the historical response with bevacizumab plus chemotherapy in ovarian cancer. In December 2016, we had an end-of-Phase-2 meeting with the FDA, in which we received approval from the FDA to advance VB-111 for a Phase 3 study in platinum-resistant ovarian cancer, which we launched in December 2017. The OVAL study is conducted in collaboration with the Gynecologic Oncology Group (GOG) Foundation, Inc., a leading organization for research excellence in the field of gynecologic malignancies.

In February 2017, we reported full data from our exploratory Phase 2 study of VB-111 in recurrent, iodine-resistant differentiated thyroid cancer. The primary endpoint of the trial, defined as 6-month progression-free-survival (PFS-6) of 25%, was met with a dose response. Forty-seven percent of patients in the therapeutic-dose cohort reached PFS-6, versus 25% in the sub-therapeutic cohort, both groups meeting the primary endpoint. An overall survival benefit was seen, with a tail of more than 40% at 3.7 years for the therapeutic-dose cohort, similar to historical data for pazopanib (Votrient ®), a tyrosine kinase inhibitor; however, most patients in the VB-111 study had tumors that previously had progressed on pazopanib or other kinase inhibitors. As of December 31, 2016, we had studied VB-111 in over 200 patients and have observed it to be well-tolerated. In December 2015, we have been granted a US composition of matter patents that provides intellectual property protection for VB-111 in the US until October 2033 before any patent term extension.

In June 2017, at the BIO international conference we provided an update on the long-term status and survival of patients from three completed Phase 2 trials with VB-111. In the Phase 2 study in rGBM patients, 12-month survival was 54% in patients who were treated with VB-111 through progression, including a rGBM patient who remains alive with complete response after >50 months, compared to 23% of patients who had limited exposure of a therapeutic dose of VB-111. According to a meta-analysis, the 12-month survival on Avastin (bevacizumab) is only 24%. In the Phase 2 study in recurrent platinum-resistant and refractory ovarian cancer, 53% of patients treated with a therapeutic dose of VB-111 in combination with paclitaxel were alive at 15 months. No patients in the sub-therapeutic dose were alive at the 15-month time point. In the Phase 2 study in radioiodine refractory differentiated thyroid cancer, 53% of those who received multiple therapeutic doses of VB-111 were alive at 24 months, compared to 33% of those who received a single, sub-therapeutic dose of VB-111.

In October 2017, we announced the opening of our new gene therapy manufacturing plant in Modiin, Israel. This plant can be the commercial facility for production of VB-111, if approved. The Modiin facility is the first commercial-scale gene therapy manufacturing facility in Israel and currently one of the largest gene-therapy designated ones in the world (20,000 sq. ft.). It is capable of manufacturing in large-scale capacity of 1,000 liters and is scalable to 2,000 liters.

In November 2017, we signed an exclusive license agreement with NanoCarrier Co., Ltd. (TSE Mothers:4571) for the development, commercialization, and supply of VB-111 in Japan. VBL retains rights to VB-111 in the rest of the world. Under terms of the agreement, VBL has granted NanoCarrier an exclusive license to develop and commercialize VB-111 in Japan for all indications. VBL will supply NanoCarrier with VB-111, and NanoCarrier will be responsible for all regulatory and other clinical activities necessary for commercialization in Japan. In exchange, we received an up-front payment of $15 million, and are entitled to receive greater than $100 million in development and commercial milestone payments. VBL will also receive tiered royalties on net sales in the high-teens.

Based on support from pre-clinical data, which we presented at the American Society of Gene & Cell Therapy (ASGCT) conference in May 2017, we planned to launch an exploratory study for VB-111 in combination with nivolumab, a checkpoint inhibitor, in non-small cell lung cancer. However, given the readout of the GLOBE trial, before we launch such study, or studies, we intend to conduct additional data analyses and revisit our clinical plans regarding new indications to seek the best way to advance VB-111 towards commercialization.

Our Strategy

Our goal is to become a leading biopharmaceutical company focused on discovering, developing and commercializing innovative therapeutics that leverage our proprietary technologies for oncology indications. We intend to achieve this goal by pursuing the following strategies:

●	Pursue regulatory approval for our lead oncology compound, VB-111

We believe VB-111 has the potential for applications in various solid tumors, and that the outcome of the GLOBE study in rGBM will not necessarily have implications on the prospects for VB-111 in other tumor types.

We have conducted Phase 2 clinical trials of VB-111 in both ovarian and thyroid cancer, with positive results. We intend to continue development of VB-111 for platinum-resistant ovarian cancer, and launched a Phase 3 study for this indication in December 2017. Recently we have strengthened our balance sheet to support our development plans through a follow-on offering of $18 million on November 2017, and through a licensing deal for VB-111 in Japan, injecting a $15.0 million upfront payment in November 2017. We may choose to advance VB-111 to additional cancer indications, either independently or through investigator-sponsored studies or strategic collaborations.

●	Selectively enter into licensing and collaboration arrangements to supplement our internal development capabilities

As we advance our pipeline of anti-cancer product candidates, we will evaluate opportunities to selectively form collaborative alliances for our non-oncology assets to expand our capabilities and accelerate the development and commercialization of our oncology products. We engage in conversations with third parties to evaluate such potential collaborations on an ongoing basis.

●	Expand our manufacturing capacity to support clinical trials and possible commercialization of VB-111

We previously manufactured clinical quantities of VB-111 at our facility in Or-Yehuda, Israel and through a third party in the United States. In October 2017, we announced the opening of our new gene therapy manufacturing plant in Modiin, Israel. This plant can be the first commercial facility for production of VB-111 if it receives regulatory approval. On the longer term, we intend to have more than one manufacturing site for VB-111, if regulatory approved.

Our Product Candidates and Technology

The following table summarizes the status of pipeline:

Platform
Product Candidate
Program Area
Pre-clinical
Phase 1
Phase 2
Phase 3
Comments
Vascular Targeting System
(VTS™)
VB-111
(ofranergene obadenovec)
Recurrent Glioblastoma
Completed
Ovarian Cancer (prOC)
Combination with chemo
Thyroid Cancer (RAIR-DTC)
VB-511
Oncology
VB-211
Ischemia
VB-411
Ischemia
Lecinoxoids
VB-201
Atherosclerosis
NASH
Renal
VB-703
NASH
Renal
MOSPD2
VB-600
Immune-oncology

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

In November 2017, at the Society for Neuro-Oncology conference, we presented data, which support the relationship between VB-111’s novel dual immuno-oncology and vascular targeting mechanisms of action to overall survival, and show that molecular and radiographic biomarkers may serve as predictors of clinical benefit.

VB-111’s mechanism of action is illustrated below:

Unlike anti-VEGF agents (such as Avastin®) or tyrosine-kinase inhibitors (TKIs), VB-111 does not aim to block a specific pro-angiogenic pathway; instead, it uses an angiogenesis-specific sensor (VBL’s PPE-1-3x proprietary promoter) to specifically induce cell death in angiogenic endothelial cells in the tumor milieu. This mechanism may retain activity regardless of baseline tumor mutations or the identity of the pro-angiogenic factors secreted by the tumor and shows activity even after failure of prior treatment with other anti-angiogenics. Moreover, VB-111 induces specific anti-tumor immune response, which is accompanied by recruitment of CD8 T-cells and apoptosis of tumor cells. We believe that this mode of action makes VB-111 less susceptible to resistance and, therefore, potentially applicable for a broader patient population than current therapies.

We have conducted pre-clinical studies in animal models of lung cancer, colon cancer, thyroid cancer, rGBM and melanoma. Based on those studies, and clinical results to date, we believe that VB-111 has anti-tumoral activity that may hold clinical promise and may be suitable for treatment of some solid tumors. We initially decided to focus on rGBM as our first indication because we expected the rapid kinetics of this disease would enable us to accumulate clinical data in a short time, but we also advanced VB-111 to a randomized-controlled Phase 3 study in platinum-resistant ovarian cancer.

VB-111 Clinical Programs- Overview

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

VB-111 Clinical Program in GBM

Glioblastoma is a brain cancer that affects approximately 12,000 to 13,000 newly diagnosed people each year in the United States. It is a devastating, rapidly progressing tumor, with a median time from diagnosis to the patient’s death of 12 to 15 months. In recurrent glioblastoma, treatment consists of both symptomatic and palliative therapies. However, with currently available therapies, glioblastoma typically remains fatal within a very short period of time.

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

Our Phase 2 trial results include 46 patients with rGBM treated with VB-111; upon disease progression, 23 patients were treated with VB-111 in combination with Avastin ®, and 22 received Avastin ® alone. One patient, who achieved a complete response, is still stable on VB-111 alone for more than 45 months as of December 31, and was included in the continuous exposure cohort. The median number of bi-monthly VB-111 doses was four for the cohort, which was treated with VB-111 through progression, versus one in the limited exposure cohort (average of 4.7 vs. 2.2, respectively). Continuous exposure to VB-111 demonstrated significant improvement in overall survival, with median overall survival of 59.1 weeks (414 days), compared to 31.9 weeks (223 days) in patients on limited VB-111 exposure (p=0.043), meeting the primary endpoint of the trial. Two complete responses and five partial responses were seen in the VB-111 continuous exposure cohort (n=24), compared to only two partial responses in VB-111 limited exposure cohort (n=22). VB-111 was found to be well tolerated.

Trial data also showed that VB-111 may induce an immuno-therapeutic effect. Of the 46 patients who received VB-111, 25 patients experienced a fever post-dosing of VB-111 at least once, while 21 patients did not. Patients with fevers demonstrated increased overall survival of 16 months, compared to patients without fevers, who had a median overall survival of 8.5 months (p=0.03). Additional biomarkers analyses presented at the SNO conference in November 2017 have demonstrated that in addition to fever, VB-111 is also associated with immune-mediated responses, including secretion of immune-stimulatory cytokines that correlate with OS, further supporting a role of the immune system as part of VB-111’s dual mechanism of action.

In June 2016 at the ASCO conference, we presented clinical data that demonstrate a significant overall survival benefit in rGBM patients receiving VB-111 compared with historical Avastin ® meta-analysis data. In the Phase 2 VB-111 trial, the median overall survival of patients who received continuous exposure of VB-111 in combination with Avastin was 59.1 weeks. This is compared to 32.1 weeks in the pooled data from the 8 studies in the meta-analysis (p=0.0295; Hazard Ratio 0.62, 95% CI: 0.40-0.96). Median survival ranged from 26.0 weeks to 45.7 weeks in the meta-analysis. Overall survival at 12 months for patients on continuous exposure of VB-111 was 57%, compared with 24% overall survival (range 16%-38%) for the pooled Avastin ® treated rGBM data (p=0.03).

In 62 patients with rGBM, the most frequent toxicity was self-limited fever, starting several hours post therapy and usually resolving within 24 hours and controlled with anti-pyretics. There were 22 adverse events classified as grade 3 or higher, of which 7 were considered possibly related to VB-111 including asthenia, pyrexia, brain edema, depressed consciousness, pulmonary embolism, or PE (in a patient with PE prior to enrollment in the trial) and hypertension. Safety results were reviewed five times by the trial Data and Safety Monitoring Board, as well as by the FDA, without safety concerns. Based on interim Phase 2 data of VB-111 in rGBM, the FDA has allowed VBL to launch a Phase 3 study of VB-111 in rGBM patients even prior to the completion of the Phase 2 trial.

In June 2016 at the ASCO conference, we presented clinical data that demonstrate a significant overall survival benefit in rGBM patients receiving VB-111 compared with historical Avastin ® meta-analysis data. In the Phase 2 VB-111 trial, the median overall survival of patients who received continuous exposure of VB-111 in combination with Avastin was 59.1 weeks. This is compared to 32.1 weeks in the pooled data from the 8 studies in the meta-analysis (p=0.0295; Hazard Ratio 0.62, 95% CI: 0.40-0.96). Median survival ranged from 26.0 weeks to 45.7 weeks in the meta-analysis. Overall survival at 12 months for patients on continuous exposure of VB-111 was 57%, compared with 24% overall survival (range 16%-38%) for the pooled Avastin ® treated rGBM data (p=0.03).

VBL’s pivotal Phase 3 GLOBE study was conducted under a Special Protocol Assessment (SPA) granted by the FDA, with full endorsement by the Canadian Brain Tumor Consortium (CBTC). Enrollment in the study, 256 patients in total, started in August 2015 and has been completed in December 2016, five months ahead of schedule.

To maintain an SPA agreement, FDA approval is required for any protocol modification. Following a meeting with FDA in December 2016, VBL has received FDA approval for adjustments in the GLOBE protocol, while keeping the SPA in place. Originally, the interim DSMC analysis in GLOBE was to be conducted after 91 deaths. The modified protocol specified that it would be conducted after 105 deaths, and after 50% of the patients have more than 12 months potential follow up, whichever occurs later. The final analysis would be conducted at 189 deaths (75% of events), versus the original planned for 151 deaths (60% of events). In late 2017, FDA had also approved the use of 12-month survival rate and stratification according to baseline tumor volume as study endpoints under the SPA, along with an exploratory analysis of survival starting at 100 days.

Three safety reviews were conducted during the GLOBE trial, by the independent Data Safety Monitoring Committee (DSMC). The DSMC is an independent multidisciplinary group that conducts detailed review of un-blinded study data, discusses potential safety concerns and provides recommendations regarding trial continuation. In December 2016, we announced that the independent Data Safety Monitoring Committee (DSMC) met to conduct its first safety review of the Phase 3 GLOBE Study investigating ofranergene obadenovec (VB-111) in recurrent glioblastoma (rGBM). The committee reviewed the GLOBE safety data collected through a cutoff date in September 2016, and did not find any adverse events that would be cause for concern. As a result, the DSMC recommended that the study continue as planned. In April 2017, we announce that the committee reviewed the GLOBE safety data collected through a cutoff date in March 2017 and unanimously recommended that the study continue as planned. The Third and final DSMC review took place in September 2017. The committee reviewed the GLOBE safety data, including mortality data, collected through a cutoff date in August 2017 and stated that they did not identify any safety concerns. The DSMC confirmed that no additional follow up will be necessary. Accordingly, the DSMC unanimously recommended that the study continue as planned, to completion.

On March 8, 2018 we announced top-line data from the GLOBE study. These results show that the GLOBE study did not meet its pre-specified primary endpoint of overall survival (OS), or the secondary endpoint of progression-free-survival (PFS). No new safety concerns associated with VB-111 have been identified in the GLOBE study. Once we receive the full and final data set, we intend to conduct an in-depth analysis in order to better understand the outcome of the study and the potential activity of VB-111 in rGBM.

VB-111 Clinical Program in Ovarian Cancer

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

Twenty one patients with recurrent platinum-resistant Müllerian/ovarian cancer were enrolled at Massachusetts General Hospital and Dana Farber Cancer Institute, and received up to 7 doses of treatment. Patients were treated in two consecutive cohorts: Low Dose Treatment (n=4, 3x10 12 VPs + 40mg/80 mg paclitaxel) or a Therapeutic Dose (n=17, 1x10 13 VPs + 80 mg paclitaxel). All patients had measurable disease, with a grade at diagnosis of: 1A (1, 5%), 1B (1, 5%), 1C (1, 5%); IIIC (12, 57%); or IV (6, 29%). The patients included in the study were of particularly adverse prognosis as 48% of the patients were primary platinum refractory and 52% had tumors that failed to respond to prior anti-angiogenic agents, including Avastin.

In June 2016 at the ASCO conference, we presented clinical top-line data from this trial. The results showed a significant increase in overall survival at the therapeutic dose of VB-111 vs. the low dose level (810 vs. 172 days, p=0.042). Nine of the 15 evaluable patients (60%) on the therapeutic dose had a response, as defined by a 50% reduction in CA-125. Durable RECIST responses and disease stabilizations were seen. This represents an approximate doubling in response rate, compared to historical data with ovarian cancer patients treated with a combination of Avastin ® and chemotherapy in the AURELIA trial which reported CA-125 response in 11.6% of patients treated with chemotherapy and 31.8% CA-125 response in ovarian cancer patients treated with a combination of chemotherapy and Avastin ®.

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

In December 2016 we had an end-of-Phase 2 meeting with the FDA to discuss the clinical path of VB-111 in ovarian cancer. We reached agreement with the FDA on our clinical plan to proceed to a Phase 3 potential registration study of VB-111 in platinum-resistant patients, with OS as the primary endpoint. We intend to advance VB-111 for this patient population, for which most current therapies fail to prolong patient survival, and in December 2017 announce the enrollment of the first patient in the OVAL potential registration Phase 3 study of VB-111 in platinum-resistant ovarian cancer. The OVAL study will be conducted in collaboration with the Gynecologic Oncology Group (GOG) Foundation, Inc., a leading organization for research excellence in the field of gynecologic malignancies.

The randomized, controlled, double-blind, Phase 3 OVAL study in recurrent platinum-resistant ovarian cancer has been designed to enroll up to 350 adult patients at approximately 75 clinical sites in the United States and Israel. Patients will be randomized 1:1 to VB-111 (1x10 13 VPs once every 8 weeks) in combination with chemotherapy (80mg/m2 paclitaxel once weekly), or to placebo with chemotherapy. The primary endpoint is overall survival. Additional endpoints include objective response rate (ORR), progression free survival (PFS), CA-125, RECIST 1.1 response and patient reported outcome measures. Given the GLOBE trial results, we may choose to adapt the OVAL trial protocol to provide better insight and support of activity of VB-111 in this indication during the study.

VB-111 Program in Thyroid Cancer

We conducted an exploratory Phase 2 clinical trial to evaluate safety and efficacy of VB-111 in advanced thyroid cancer. According to the National Cancer Institute, there are an estimated 535,000 people currently living with thyroid cancer in the United States, with an estimated 60,000 new cases of thyroid cancer each year. Most cases can be treated by surgery and radioactive iodine. If radioactive iodine is ineffective, other treatments are prescribed, such tyrosine kinase inhibitors and systemic chemotherapy. However, if such treatments are unsuccessful, the therapeutic options for patients are currently very limited. There are an estimated 2,000 annual deaths in the U.S. as a result of the disease. This subset of patients has an unmet need for novel therapeutic options such as VB-111.

Our open-label dose-escalating study enrolled patients with advanced, recently-progressive, differentiated thyroid cancer that was unresponsive to radioactive iodine, in two cohorts. Most patients had tumors that had not responded to multiple therapies prior to enrollment, including radiation and kinase inhibitors. In the first cohort, thirteen patients received a single intravenous infusion of VB-111 at a sub-therapeutic dose of 3X10 12 viral particles (VPs). The second cohort included seventeen patients, who received VB-111 at a therapeutic dose of 10 13 VPs every two months until disease progression. One patient proceeded from a single low dose to receive later multiple high doses at progression and was included in both groups (for PFS only).

On February 21, 2017 we announced full data from this trial. The primary endpoint of the trial, defined as 6-month progression-free-survival (PFS-6) of 25%, was met with a dose response. Forty-seven percent (47%; 8/17) of patients in the therapeutic-dose cohort reached PFS-6, versus 25% (4/12) in the sub-therapeutic cohort, both groups meeting the primary endpoint. Reduction in tumor measurement after the first dose was seen in 44% (7/16) of patients in the therapeutic-dose cohort, compared to 9% (1/11) in the sub-therapeutic-dose cohort. An overall survival benefit was seen with a tail of more than 40% at 3.7 years for the therapeutic-dose cohort (mOS 684 days). This is similar to historical data for pazopanib (Votrient ® ), a tyrosine kinase inhibitor; however, most patients in the VB-111 study had tumors that previously had progressed on pazopanib or other kinase inhibitors. VB-111 was observed to be well-tolerated in this study, with no signs of clinically significant safety issues.

We see these positive data as additional proof-of-concept for VB-111 in another advanced solid tumor, particularly important for investigating the therapeutic potential of VB-111 even as monotherapy. Our primary focus continues to be advancement of VB-111 towards commercialization, if approved, in ovarian cancer. Further clinical development of VB-111 for thyroid cancer may also be pursued, potentially with a strategic partner, or via an investigator-sponsored study.

Additional VB-111 Program

Based on support from pre-clinical data, which we presented at the American Society of Gene & Cell Therapy (ASGCT) conference in May 2017, we planned to conduct an exploratory study for VB-111 in combination with nivolumab, a checkpoint inhibitor, in non-small cell lung cancer. Launch of this trial was expected in the first quarter of 2018. However, given the readout of the GLOBE trial, before we launch such study, or studies, we intend to conduct additional data analyses and revisit our clinical plans regarding new indications, to seek the best way to advance VB-111 towards commercialization.

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

VB-201 inhibits the CD-14/TLR4 and TLR2 pathways as well as monocyte migration. Using an external CRO, we studied VB-201 in a mouse model of NASH and found that while treatment with VB-201 did not reduce steatosis, it significantly decreased liver lobular inflammation and liver fibrosis compared to vehicle treated mice. Furthermore, in April 2017 VBL presented findings of a post-hoc, hypothesis-driven analysis of data from completed Phase 2 studies with VB-201, indicating that VB-201 may reduce certain liver enzymes in blood samples from treated patients, in a time-dependent and dose-dependent manner. VBL may seek to strengthen these findings and investigate the potential of VB-201 through an exploratory Phase 2 study in NASH patients.

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

The following table summarizes the status of the Lecinoxoid platform:

We believe that Lecinoxoids have therapeutic potential in disorders in which TLR-2 and TLR-4 or monocytes play a role, such as atherosclerosis, NASH/Liver fibrosis and renal fibrosis. In spite of that potential, we have decided strategically to focus our efforts and resources on development of novel anti-cancer therapies, such as VB-111 and MOSPD2. Therefore, we may seek some proof-of-concept findings for Lecinoxoids , but on the longer term we intend to seek one or more strategic partners that would help us to promote the development of our Lecinoxoid assets.

Expanding our Pipeline—The VB-600 Family

We intend to continue research and development activities in the oncology field to strengthen the pipeline of our anti-cancer drug candidates. In this regard, we believe that we have identified a novel tumor-related target, MOSPD2, that may be used as a marker for selective targeting of several types of tumors. In January 2017, a manuscript published by VBL disclosed that MOSPD2, a protein with a previously unknown function, regulates cell migration in human monocytes. While this first manuscript focused on the importance of MOSPD2 in immune cells, research conducted by VBL has explored the relevance of MOSPD2 in motility and metastasis of tumor cells. These oncology-related data were presented at the American Association of Cancer research (AACR) conference in April 2017. We believe that targeting of MOSPD2 may have several therapeutic applications, including inhibition of monocyte migration in chronic inflammatory conditions, inhibition of tumor cell metastases and targeting of MOSPD2-expressing tumor cells. We are developing our VB-600 series of pipeline candidates towards these applications. We expect to present additional findings related to our MOSPD2 program for cancer in the second quarter of 2018.

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

Patents

As of January 28, 2018, we had 178 granted patents and 39 applications pending worldwide for our oncology program and VTS platform technology and 110 granted patents and 30 patent applications pending worldwide for our anti-inflammatory program and Lecinoxoid family of compounds. Our lead VTS asset, VB-111, is covered by US granted patent extending to 2033 before any extensions. Our lead Lecinoxoid, VB-201, is protected by US granted composition-of-matter patent extending to 2027 before any extensions. In addition, we have pending patent applications covering use of VB-201, VB-703 and additional Lecinoxoid for NASH and fibrosis indications that may extend, if granted, to the 2030s. For MOSPD2, there are 2 applications pending worldwide.

Trademarks

We rely on trade names, trademarks and service marks to protect our name brands. Our registered trademarks in several countries include the following: “VTS,” “VASCULAR TARGETING SYSTEMS,” “VBL,” “V VBL THERAPEUTICS & Design,” “VASCULAR BIOGENICS,” “VASCULAR THERAPEUTICS” and “GLOBE & Design.”

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

VB-111

Until late 2017, we manufactured the active pharmaceutical ingredient and the formulated drug product of VB-111 for the clinical development at our small-scale cGMP-compliant production facility in Or-Yehuda, Israel and pursuant to an arrangement with a third party in the United States.

In October 2017, we announced the opening of our new gene therapy manufacturing plant in Modiin, Israel. This plant will be the commercial facility for production of the Company’s lead product candidate, ofranergene obadenovec (VB-111), if approved. The site design enables modular expansion of the manufacturing capacity, to supply growing demand following commercialization. The Modiin facility shall also enable us to comply with the restrictions of the Research Law and our undertaking to the OCS that an essential portion of our VB-111 production, and in any event not less than the majority of VB-111 production, will remain in Israel. The investment in the facility is included in the Company’s budget and was also supported by the Israel Innovation Authority. VBL expects that its current cash will fund the Company’s operating expenses and capital expenditure requirements through 2020.

Employees

As of March 1, 2018, we employed 37 employees, including 30 in research and development, and 7 in general and administrative positions, and of which 14 employees have either MDs or PhDs. All of our employees are located in Israel. We believe our employee relations are good.

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

Property

Our corporate headquarters and research facilities are currently located in Modi’in, Israel, where we lease an aggregate of approximately 21,500 square feet of office and laboratory space, pursuant to a lease agreement that expires in June 2023. This facility additionally houses our clinical development, clinical operations, regulatory and management functions, as well as our local biological drugs manufacturing facility.

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

The audited financial statements for the years ended December 31, 2017, 2016 and 2015 and as of December 31, 2017 and 2016 in this Annual Report have been prepared in accordance with IFRS as issued by the IASB. None of the financial information in this Annual Report has been prepared in accordance with U.S. GAAP.

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

Our lead product candidate, VB-111(ofranergene obadenovec), is a gene-based biologic that we are developing for solid tumor indications, with an advanced program for recurrent glioblastoma, or rGBM, an aggressive form of brain cancer, ovarian cancer and thyroid cancer. We have obtained fast track designation for VB-111 in the United States for prolongation of survival in patients with glioblastoma that has recurred following treatment with standard chemotherapy and radiation. We have also received orphan drug designation in both the United States and Europe. VB-111 has also received an orphan designation for the treatment of ovarian cancer by the European Medicines Agency. In September 2015, we reported complete results from our Phase 2 trial of VB-111 in rGBM, demonstrating a statistically-significant benefit in overall survival and favorable response rate in patients treated with VB-111 in combination with bevacizumab. Our pivotal Phase 3 GLOBE study in rGBM began in August 2015 and was comparing a combination of VB-111 and bevacizumab to bevacizumab alone. The study which enrolled a total of 256 patients in the US, Canada and Israel was conducted under a special protocol assessment, or SPA, agreement with the U.S. Food and Drug Administration, or FDA, with full endorsement by the Canadian Brain Tumor Consortium (CBTC). On March 8, 2018, we announced top-line results from the GLOBE study, which showed that the study did not meet its pre-specified primary endpoint of overall survival (OS). No new safety concerns associated with VB-111 have been identified in the GLOBE study. Once we receive the full and final data set, we will conduct an in-depth analysis in order to better understand the outcome of the GLOBE study and the potential activity of VB-111 in rGBM. We do not think that results of the GLOBE study in rGBM will necessarily have implications on the prospects for VB-111 in other tumor types. Our OVAL phase 3 potential registration study of VB-111 in platinum resistant ovarian cancer was launched in December 2017 and is conducted in collaboration with the GOG Foundation, Inc., a leading organization for research excellence in the field of gynecologic malignancies

We also have been conducting a program targeting anti-inflammatory diseases, based on the use of our Lecinoxoid platform technology. Lecinoxoids are a novel class of small molecules we developed that are structurally and functionally similar to naturally occurring molecules known to modulate inflammation. The lead product candidate from this program, VB-201, is a Phase 2-ready molecule that demonstrated efficacy in reducing vascular inflammation in a Phase 2 sub-study in psoriatic patients with cardiovascular risk. Due to business limitations associated with the heavy burden of developing medications for cardiovascular diseases, we chose to test it in psoriasis and ulcerative colitis; however, as we reported in February 2015, VB-201 failed to meet the primary endpoint in Phase 2 clinical trials for psoriasis and for ulcerative colitis. As a result, we have terminated our development of VB-201 in those indications. Nevertheless, based on recent pre-clinical studies, we believe that VB-201 and some second generation molecules such as VB-703 may be applicable for NASH and renal fibrosis, and we may seek a clinical proof of concept in NASH  patients through an exploratory Phase 2 study for VB-201. Since the Company intends to focus substantially all of our efforts and resources on advancing our oncology program, we will seek to advance our Lecinoxoid assets via strategic deals.

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

We began our Phase 3 pivotal trial of VB-111 in rGBM in August 2015 and completed patient enrollment for the study in December 2016, five months ahead of our initial plan. Following positive safety reviews announced in December 2016, in April 2017 and the third and final safety review that was announced in October 2017, the GLOBE trial continued to completion. On March 8, 2018, we announced top-line results from the GLOBE study, which showed that the study did not meet its pre-specified primary endpoint of overall survival (OS).

VB-111 was also being studied in a Phase 2 trial for recurrent platinum-resistant Ovarian Cancer and in a Phase 2 study in recurrent, iodine-resistant differentiated Thyroid cancer. In a Phase 2 trial for recurrent platinum-resistant ovarian cancer, VB-111 demonstrated a statistically significant increase in overall survival and 60% durable response rate (as measured by reduction in CA-125), approximately twice the historical response with bevacizumab plus chemotherapy in ovarian cancer. In December 2016, we had an end-of-Phase-2 meeting with the FDA, in which we received approval from the FDA to advance VB-111 for a Phase 3 study in platinum-resistant ovarian cancer, which we launched in December 2017. The OVAL study is conducted in collaboration with the Gynecologic Oncology Group (GOG) Foundation, Inc., a leading organization for research excellence in the field of gynecologic malignancies.

.

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

In June 2017, at the BIO international conference we provided an update on the long-term status and survival of patients from three completed Phase 2 trials with VB-111. In the Phase 2 study in rGBM patients, 12-month survival was 54% in patients who were treated with VB-111 through progression, including a rGBM patient who remains alive with complete response after >40 months, compared to 23% of patients who had limited exposure of a therapeutic dose of VB-111. According to a meta-analysis, the 12-month survival on Avastin (bevacizumab) is only 24%. In the Phase 2 study in recurrent platinum-resistant and refractory ovarian cancer, 53% of patients treated with a therapeutic dose of VB-111 in combination with paclitaxel were alive at 15 months. No patients in the sub-therapeutic dose were alive at the 15-month time point. In the Phase 2 study in radioiodine refractory differentiated thyroid cancer, 53% of those who received multiple therapeutic doses of VB-111 were alive at 24 months, compared to 33% of those who received a single, sub-therapeutic dose of VB-111.

In October 2017, we announced the opening of our new gene therapy manufacturing plant in Modiin, Israel. This plant will be the commercial facility for production of VB-111, if approved. The Modiin facility is the first commercial-scale gene therapy manufacturing facility in Israel and currently one of the largest gene-therapy designated ones in the world (20,000 sq. ft.). It is capable of manufacturing in large-scale capacity of 1,000 liters and is scalable to 2,000 liters.

In November 2017, we signed an exclusive license agreement with NanoCarrier Co., Ltd. (TSE Mothers:4571) for the development, commercialization and supply of VB-111 in Japan. VBL retains rights to VB-111 in the rest of the world. Under terms of the agreement, VBL has granted NanoCarrier an exclusive license to develop and commercialize VB-111 in Japan for all indications. VBL will supply NanoCarrier with VB-111, and NanoCarrier will be responsible for all regulatory and other clinical activities necessary for commercialization in Japan. In exchange, we received an up-front payment of $15 million, and are entitled to receive greater than $100 million in development and commercial milestone payments if certain development and commercial milestones are achieved. VBL will also receive tiered royalties on net sales in the high-teens.

We commenced operations in 2000, and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our VTS and Lecinoxoid platform technologies and developing our product candidates, including conducting pre-clinical studies and clinical trials of VB-111 and VB-201. To date, we have funded our operations through private sales of preferred shares, a convertible loan, public offering and grants from the Israeli Office of Chief Scientist, or OCS, which has later transformed to the Israeli Innovation Authority, or IIA, under the Israel Encouragement of Research and Development in Industry, or the Research Law. We have no products that have received regulatory approval and accordingly have never generated regular revenue streams. Since our inception and through December 31, 2017, we had raised an aggregate of $232.8 million to fund our operations, of which $113.4 million was from sales of our equity securities, $40.5 from our initial public offering, or IPO, $15 million from a November 3, 2015 underwritten offering, approximately $24.0 million from a June 7, 2016 registered direct offering, $17.9 million from a November 16, 2017 underwritten offering, and $22.0 million from NATI grants.

Since inception, we have incurred significant losses. For the years ended December 31, 2017, 2016 and 2015, our loss was $10.1 million, $16.0 million, and $14.9 million, respectively. We expect to continue to incur significant expenses and losses for at least the next several years. As of December 31, 2017, we had an accumulated deficit of $168.2 million. Our losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, the receipt of payments under any future collaborations we may enter into, and our expenditures on other research and development activities.

As of December 31, 2017, we had cash, cash equivalents and short-term bank deposits of $54.7 million. To fund further operations, we will need to raise additional capital. We may seek to raise more capital to pursue additional activities, which may be through a combination of private and public equity offerings, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when we specifically need it or may not be available on terms that are favorable to us. As of March 1, 2018, we had 37 employees. As of October 2017, our operations relocated from Or Yehuda, Israel to a single facility in Modiin, Israel.

Financial Overview

Revenues and Cost of Revenues

To date, we have generated approximately $13.9 million revenue from an exclusive license agreement for the development, commercialization, and supply of ofranergene obadenovec (“VB-111”) in Japan for all indications for a $15.0 million upfront payment, in addition to a $2.0 million incurred milestone payment. The cost of revenues associated with these payments was approximately $0.3 million to Tel Hashomer for a 2% consideration that was received for granting a license or similar rights to this intellectual property. We do not expect to receive any other revenue from any product candidates that we develop unless and until we obtain regulatory approval and commercialize our products or enter into collaborative agreements with third parties.

Research and Development Expenses

Research and development expenses consist of costs incurred for the development of both of our platform technologies and our product candidates. Those expenses include:

●	employee-related expenses, including salaries and share-based compensation expenses for employees in research and development functions;

●	expenses incurred in operating our laboratories and small-scale manufacturing facility;

●	expenses incurred under agreements with CROs and investigative sites that conduct our clinical trials;

●	expenses relating to outsourced and contracted services, such as external laboratories, consulting and advisory services;

●	supply, development and manufacturing costs relating to clinical trial materials;

●	maintenance of facilities, depreciation and other expenses, which include direct and allocated expenses for rent and insurance; and

●	costs associated with pre-clinical and clinical activities.

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

Research expenses are recognized as incurred. An intangible asset arising from the development of our product candidates is recognized if certain capitalization conditions are met. As of December 31, 2017, we did not have any capitalized development costs.

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

We have received grants from the IIA as part of the research and development programs for our VTS and Lecinoxoid platform technologies. The requirements and restrictions for such grants are found in the Research Law. These grants are subject to repayment through future royalty payments on any products resulting from these research and development programs, including VB-111 and VB-201. Under the Research Law, royalties of 3% to 3.5% on the revenues derived from sales of products or services developed in whole or in part using these IIA grants are payable to the Israeli government. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest generally equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The total gross amount of grants actually received by us from the IIA, including accrued LIBOR interest as of December 31, 2017 and 2016, totaled $26.9 million and $23.3 million, respectively. As of December 31, 2017, we have incurred a $510 thousand royalty payment to the IIA derived from an upfront and a milestone payment from an exclusive license agreement.

The Research Law is targeted at maintaining the intellectual property and manufacturing rights relating to IIA-funded projects in Israel. Under certain circumstances, where the above is not followed, the royalty rate might be higher and accordingly calculated to a formula based on the ratio of the participation by the State in the project to the total project costs incurred us.

In addition to paying any royalty due, we must abide by other restrictions associated with receiving such grants under the Research Law that continue to apply following repayment to the IIA. These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside of Israel, and may require us to obtain the approval of the IIA for certain actions and transactions and pay additional royalties and other amounts to the IIA. In addition, any change of control and any change of ownership of our ordinary shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the Research Law, requires prior written notice to the IIA. If we fail to comply with the Research Law, we may be subject to criminal charges.

Under applicable accounting rules, the grants income from the IIA have been accounted for as an off-set against the related research and development expenses in our financial statements. As a result, our research and development expenses are shown on our financial statements net of the IIA grants.

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

Marketing Expenses

Marketing expenses consists principally of salaries and related cost for personnel in marketing and commercialization functions such as salaries, benefits and share-based compensation, in addition to commercialization consulting services.

Financial Expenses (Income), Net

Financial income is comprised of interest income generated from interest earned on our cash, cash equivalents and short-term bank deposits and gains and losses due to fluctuations in foreign currency exchange rates mainly in the appreciation and depreciation of the NIS exchange rate against the U.S. dollar.

Financial expenses primarily consist of fluctuations in foreign currency exchange rates.

Taxes on Income

We have not generated taxable income since our inception, and had carry forward tax losses as of December 31, 2017 of $144.9 million. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

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

Revenue

In 2017, the Company signed a license and supply agreement as more fully described in note 8. In determining the amounts to be recognized as revenue, the Company used its judgement in the following main issues:

Identifying the performance obligations in the agreement and determining whether the license provided is distinct - based on the Company's analysis, the license is distinct as the licensee is able to benefit from the license on its own at its current stage (inter alia, due to sublicensing rights, rights and responsibility for development in the territory, etc.).

Allocation of the transaction price – the Company estimated the standalone selling prices of the services to be provided based on expected cost plus a margin and used the residual approach to estimate the standalone selling price of the license as the Company has not yet established a price for the license, and it has not previously been sold on a standalone basis.

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

The following table summarizes the weighted average assumptions we have used in our Black-Scholes calculations for the years ended December 31, 2017, 2016 and 2015:

	Year ended December 31,
	2017	2016	2015
Employee share options:
Risk-free interest rate	2.15%-2.44%	1.64%-1.78%	1.99%-2.28%
Expected dividend yield	0%	0%	0%
Expected volatility	97.0%	86%-97.0%	69%-85.0%
Expected term (years)	11	11	11

The following table summarizes the allocation of our share compensation expense:

	Year ended December 31,
	2017	2016	2015
	(in thousands)
Research and development	$2,027	$900	$385
General and administrative	1,977	520	656
Marketing	148	—	—
Total	$4,152	$1,420	$1,041

Share-based compensation expense for the year ended December 31, 2017 were $4,152 thousand, compared to $1,420 thousand for the year ended December 31, 2016, an increase of $2,732 thousand. The increase is mainly due to stock based compensation expenses granted and recognized in 2017 to the employees and officers of the Company.

Clinical trial accruals

Clinical trial expenses are charged to research and development expense as incurred. The Company accrues for expenses resulting from obligations under contracts with clinical research organizations (CROs). The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided. The Company’s objective is to reflect the appropriate trial expense in the financial statements by matching the appropriate expenses with the period in which services and efforts are expended. As of December 31, 2017, the company had clinical accruals in the amount of approximately $1.5 million.

Results of Operations

Comparison of Years Ended December 31, 2017, 2016 and 2015

	Year ended December 31,			2017 Increase (Decrease)		2016 Increase (Decrease)
	2017	2016	2015	$	%	$	%
	(in thousands)
Revenues	$13,864	—	—	$13,864	100%	—	—
Cost of Revenues	(340)	—		(340)	100%	—	—
Gross profit	13,524	—	—	13,524	100%	—	—
Expenses:
Research and development, gross	$19,959	$14,147	$13,049	$5,812	41%	$1,098	8%
Government grants	(2,189)	(1,700)	(1,851)	(489)	29%	151	-8%
Research and development, net	$17,770	$12,447	$11,198	$5,323	43%	$1,249	11%
General and administrative	5,847	3,828	3,673	2, 019	53%	155	4%
Marketing	562	—	—	562	100%	—	—
Operating loss	10,655	16,275	14,871	(5,620)	-35%	1,404	9%
Financial expense (income), net	(517)	(273)	17	(244)	89%	(290)	-1706%
Loss	$10,138	$16,002	$14,888	$(5,864)	-37%	$1,114	7%

Revenues.

On November 3, 2017 the Company entered into an exclusive license agreement with NanoCarrier Co., Ltd. for the development, commercialization, and supply of ofranergene obadenovec (“VB-111”) in Japan for all indications. In exchange, the Company received an up-front and a milestone payment of $17.0 million in aggregate, of which $13.9 million was recognized in 2017. This was offset in 2017 by a cost of revenues payment of approximately $0.3 million to Tel Hashomer for a 2% consideration that was received for granting a license or similar rights to this intellectual property.

Research and development expenses, net.

Research and development expenses are shown net of IIA grants. Research and development expenses, net for the year ended December 31, 2017 were $17.8 million, compared to $12.4 million for the year ended December 31, 2016 and $11.2 million for the year ended December 31, 2015, an increase of $5.3 million or 43% and an increase of $1.2 million, or 11%, respectively. The increase in research and development expenses, net in 2017 was mainly due to increased expenses for the VB-111 subcontractors and consultants in 2017 of $4.0 million as the Phase 3 pivotal trial of VB-111 in rGBM continued with the completion of patient recruitment and trial progression, in addition to costs incurred for the Ovarian Phase 3 trial that commenced in the fourth quarter of 2017, and an increase of payroll related costs due to an overall increase of share based compensation of approximately $1.0 million. This was offset by an increase in the amounts of IIA grants received of $0.5 million in 2017 due to the realization of the 2016 approved grant for the GBM program. The increase in research and development expenses, net in 2016 was mainly due to increased expenses for the VB-111 subcontractors and consultants in 2016 of $2.4 million as the Phase 3 pivotal trial of VB-111 in rGBM continued with the completion of patient recruitment and trial progression, offset by lower expenses for VB-201 and psoriasis subcontractors and consultants of $0.6 million in 2015 that began winding down from 2014, and lower VB-111 batch production costs of $0.5 million due to the increased manufacturing costs in 2015 to supply the Phase 3 trial supply.

General and administrative expenses.

General and administrative expenses for the year ended December 31, 2017 were $5.8 million, compared to $3.8 million for the year ended December 31, 2016 and $3.7 million for the year ended December 31, 2015, an increase of $2.0 million or 53%, and an increase of $155 thousand or 4%, respectively. The increase in 2017 is mainly due to payroll related costs for management share-based compensation expense of approximately $1.0 million, in addition to an increase to share-based compensation expense for options granted to independent directors of approximately $600 thousand. The increase in 2016 is mainly due to payroll related costs for management bonuses and employee share-based compensation expense of approximately $500 thousand, offset by a decrease to share-based compensation expense for options granted to external directors of approximately $300 thousand.

Marketing expenses

Marketing expenses for the year ended December 31, 2017 were $0.6 million and mainly composed of compensation related costs and share-based compensation expense for a new executive who is in charge of marketing and commercialization and joined the Company in June 2017, in addition to commercialization consulting costs incurred during 2017.

Financial expense (income), net.

Financial expense (income), net for the year ended December 31, 2017 was ($517) thousand, compared to ($273) thousand for the year ended December 31, 2016, and $17 thousand for the year ended December 31, 2015, a decrease of $244 thousand and $290 thousand or 89% and 100%, respectively. The decrease in 2017 was mainly related to higher interest received due to more favorable interest rates and favorable exchange rates, and the decrease in 2016 was mainly related to higher interest received due to more favorable interest rates.

Liquidity and Capital Resources

Since our inception and through December 31, 2017, we have raised a total of $113.4 million from sales of our equity securities before the initial public offering, $40.5 million gross in our initial public offering ($34.9 million net), $15.0 million from a November 3, 2015 underwritten offering ($13.6 million net), $24.0 million from a June 7, 2016 registered direct offering ($21.9 million net), $17.9 million from a November 16, 2017 underwritten offering, and $22.0 million from IIA grants. Our primary uses of cash have been to fund working capital requirements and research and development, and we expect these will continue to represent our primary uses of cash. We intend to use our cash resources, together with the proceeds from the offerings described above, to advance clinical programs, working capital, and other general corporate purposes. We expect that our cash resources as of December 31, 2017 would provide sufficient funding for our operations through 2020.

In December 2016, we entered into separate Equity Distribution Agreements with JMP Securities LLC and Chardan Capital Markets, LLC, as sales agents, to implement an “at the market offering” program under which we, from time to time, may offer and sell our ordinary shares, having an aggregate offering price of up to $20.0 million. We have provided the sales agents with customary indemnification rights, and the sales agents will be entitled to a fixed commission of 3.0% of the aggregate gross proceeds from the shares sold. For the year ended December 31, 2017, we have sold an aggregate of 224,695 ordinary shares under its at-the-market equity facility. The total consideration amounted to $1,322 thousand, net of issuance costs.

Funding Requirements

At December 31, 2017, we had cash, cash equivalents and short-term bank deposits of $54.7 million and working capital of $50.9 million. We expect that our cash and cash equivalents and short-term bank deposits will enable us to fund our operating expenses and capital expenditure requirements through 2020 and are expected to be sufficient to enable us to complete our Phase 3 clinical trial of VB-111 in rGBM. We are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the development of VB-111 and our other product candidates. Our future capital requirements will depend on many factors, including:

●	the costs, timing and outcome of regulatory review of VB-111 and any other product candidates we may pursue;

●	the costs of future development activities, including clinical trials, for VB-111 and any other product candidates we may pursue;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

●	the extent to which we acquire or in-license other products and technologies; and

●	our ability to establish any future collaboration arrangements on favorable terms, if at all.

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

Cash Flows

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

	Year ended December 31,
	2017	2016	2015
	(in thousands)
Cash used in operating activities	$(3,821)	$(13,412)	$(13,203)
Cash used in investing activities	(20,840)	(4,091)	(30,090)
Cash provided by financing activities	19,510	21,980	13,746
Net (decrease) increase in cash and cash equivalents	$(5,151)	$4,477	$(29,547)

Operating Activities

Cash used in operating activities for the year ended December 31, 2017 was $3.8 million and consisted primarily of net loss of $10.1 million arising primarily from research and development activities, partially offset by net reduction in working capital of $2.3 million and net aggregate non-cash charges of $3.7 million.

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

Investing Activities

Net cash used in investing activities was $20.8 million for the year ended December 31, 2017. This was primarily due to the purchases of short-term bank deposits and the purchases of Property Plant & Equipment in relation to the new Modiin facility.

Net cash used in investing activities was $4.1 million for the year ended December 31, 2016. This was primarily due to the purchases of short-term bank deposits.

Net cash used in investing activities was $30.1 million for the year ended December 31, 2015. This was primarily due to the purchases of short-term bank deposits.

Financing Activities

Net cash provided by financing activities was $19.5 million for the year ended December 31, 2017 was mainly the result of the net receipt of $17.9 million from the issuance of ordinary shares per the closing of November 16, 2017 securities offering.

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

Contractual Obligations and Commitments

The following tables summarize our contractual obligations and commitments as of December 31, 2017 that will affect our future liquidity:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Licenses	$360	$120	$240	$—	$—
Operating Leases	2,652	565	905	692	490
Total	$3,012	$685	$1,145	$692	$490

We also have obligations to make future payments to third parties that become due and payable on the achievement of certain development, regulatory and commercial milestones, such as the start of a clinical trial, filing of an NDA, approval by the FDA or product launch, or royalties upon sale of products. We have not included these commitments on our statements of financial position or in the table above because the achievement and timing of these milestones is not fixed and determinable. These potential future commitments include:

●	Agreement with the Contact Research Organization (“CRO”). In January 2015, the Company entered into an agreement with a CRO according to which it will receive project management, clinical development and other related services from the CRO for the execution of the Phase 3 rGBM clinical trial study in consideration for up to $18.7 million. Additional expenses related to changes in the study and in the estimated services involved were agreed upon and are being negotiated with the CRO during the execution of the study. Through December 31, 2017, expenses in the total amount of $17.5 million were incurred.

●

Agreement with the Contact Research Organization (“CRO”). In December 2017, the Company entered into an agreement with a Contact Research Organization (“CRO”) according to which it will receive project management, clinical development and other related services from the CRO for the execution of the Phase 3 study in platinum-resistant ovarian cancer in consideration for approximately $19.0 million. Through December 31, 2017, expenses in the total amount of $400 thousand were incurred.

●	Agreement with Tel Hashomer. On February 3, 2013, we entered into an agreement with Tel Hashomer—Medical Research, Infrastructure and Services Ltd., or Tel Hashomer, a private company whose purpose is to promote the welfare of the Sheba Medical Center, or the Hospital, and Prof. Dror Harats, our chief executive officer. The agreement with Tel Hashomer resolved claims of the Hospital regarding the ownership of certain inventions and patent rights owned by us and developed in part by Prof. Harats and other inventors who were engaged by us and by the Hospital in parallel. The agreement provided us with a waiver of rights by the Hospital and Tel Hashomer in connection with intellectual property developed by these inventors prior to the date of the agreement. In consideration for the waiver, we undertook to pay 1% of any net sales of any product covered by the intellectual property covered under the agreement, which includes all of our current product candidates, and 2% of any consideration that we receive for granting a license or similar rights to this intellectual property. Such amounts will be recorded as part of our cost of revenues. In addition, upon the occurrence of an exit event such as a merger, sale of all shares or assets or the closing of an initial public offering, we are required to pay to Tel Hashomer 1% of the proceeds received by us or our shareholders as the case may be. In November 2014, following the completion of our IPO, we paid to Tel Hashomer the amount of $0.4 million. In November 2017, we entered into a license agreement. For the cash payment received to date in this transaction, we paid Tel Hashomer an additional $340 thousand royalty and all other payment obligations under this agreement will expire once we have paid an aggregate sum of NIS 100 million (approximately $29 million) to Tel Hashomer by way of pay out, exit proceeds and licensing consideration. Amounts previously paid as royalties on any net sales will not be taken into account when calculating this aggregate sum.

●	Agreement with Crucell. On April 15, 2011, we entered into a Commercial License Agreement with Crucell Holland B.V., or Crucell, for incorporating the adenovirus 5 in VB- 111 and other drug candidates for cancer for consideration including the following potential future payments:

■	an annual license fee of € 100,000 ($120,000), continuing until the termination of the agreement, which will occur upon (i) the later of the expiration date of the last related patent or 10 years from the first commercial sale of VB-111 or (ii) the termination of the agreement by us, which is permitted, upon three months’ written advance notice to Crucell;

■	a milestone payment of € 400,000 ($480,000) upon receipt of the first regulatory approval for the marketing of the first indication for each product covered under the agreement; and

■	royalties of 0.5%-2.0% on net sales.

There are no limits or caps on the amount of potential royalties. Pursuant to the agreement, the Company has the right to terminate the agreement by giving Crucell three months’ written notice.

●	Participation by the IIA. We receive grants from the IIA, as part of the oncology and anti-inflammatory research and development programs. The requirements and restrictions for such grants are set forth in the Research Law. These grants are subject to repayment through future royalty payments on sales of any products resulting from these research and development programs, including VB-111 and VB-201. Under the Research Law, we are obligated to pay royalties of 3% to 3.5%. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest generally equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The total gross amount of grants actually received by us from the IIA as of December 31, 2017 totaled approximately $22.0 million, and the balance of the principal and interest in respect of our commitments for future payments to the IIA totaled approximately $26.9 million. As of December 31, 2017, we incurred $510 thousand of royalties to the IIA in connection with upfront and milestone payments received from a license agreement.

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

Recently Issued and Adopted Accounting Pronouncements

IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through OCI and fair value through P&L. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities, there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income for liabilities designated at fair value through profit or loss. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The Company concluded that IFRS 9 would not have material impact on the financial statements.

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

As of January 1, 2017, the Company early adopted IFRS 15, with full retrospective application. Since the Company has not generated revenues until 2017, the adoption of IFRS 15 did not have an effect on accumulated deficits as of January 1, 2015 nor on 2015’s and 2016’s comparatives.

IFRS 15 introduces a five-step model for recognizing revenue from contracts with customers, as follows:

1.	identify the contract with a customer;
2.	identify the performance obligations in the contract;
3.	determine the transaction price;
4.	allocate the transaction price to the performance obligations in the contract;
5.	recognize revenue when (or as) the entity satisfies a performance obligation.

For more details, refer to Note 8(m).

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

Safe Harbor

See “Cautionary Note Regarding Forward-Looking Statements” in the introduction to this Annual Report.

Item 6. Directors, Senior Management and Employees

Executive Officers and Directors

The following table sets forth certain information relating to our executive officers and directors, including their ages as of February 1, 2018. Unless otherwise stated, the address for our directors and executive officers is c/o Vascular Biogenics Ltd., 8 Hasatat St. Modiin, Israel.

Name	Age	Position
Executive Officers and Director
Dror Harats	61	Chief Executive Officer and Director
Amos Ron	62	Chief Financial Officer and Company Secretary
Erez Feige	44	Vice President, Business Operations
Yael Cohen	55	Vice President, Clinical Development
Eyal Breitbart	51	Vice President, Research and Operations
Naamit Sher	63	Vice President, Drug Development
Corinne Epperly	40	US Chief Operating Officer
Ayelet Horn	47	General Counsel
Non-Executive Directors
Bennett M. Shapiro (3)(4)	78	Chairman and Director
Ruth Arnon (1)(3)(4)	85	Director
Jecheskiel Gonczarowski (2)(3)(4)	72	Director
Ruth Alon (3)(4)	66	Director
Ron Cohen (1)(2)(4)	62	Director
Philip A. Serlin (1)(2)(4)	57	Director
Susan L. Kelley, MD	63	Director
David Hastings	56	Director

(1)	Member of the compensation committee.
(2)	Member of the audit committee.
(3)	Member of the nominating and corporate governance committee.
(4)	Independent director under the rules of the NASDAQ Stock Market.

Executive Officers

Prof. Dror Harats founded our company in 2000 and has served as our chief executive officer since our inception. He has been a member of our board of directors since January 2001. Prof. Harats is the Chairman of the Bert W. Strassburger Lipid Center and chair of the R&D division at the Chaim Sheba Medical Center at Tel Hashomer and chairman of its Institute Review Board. Prof. Harats received his M.D. from Hadassah Medical School at the Hebrew University of Jerusalem, Israel, following which he conducted post-doctoral work at the University of California, San Francisco. Prof. Harats is also a Professor of Medicine in the Departments of Internal Medicine and Biochemistry at the Sackler Faculty of Medicine of Tel-Aviv University, Israel. Prof. Harats has also served as a visiting scientist at Syntax Discovery Research. Prof. Harats currently serves as an observer on the board of directors of Art Healthcare Ltd. We believe Prof. Harats is qualified to serve on our board of directors because of his extensive technical and industry experience, as well as his knowledge of our company.

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

Dr. Corinne Epperly has served as US Chief Operating Officer since June 2017. Previously Dr. Epperly worked across diverse roles at Bristol-Myers Squibb (BMS) spanning marketing, M&A, strategic operations and medical strategy from 2011 to 2017. Most recently she helped lead the preparation for the commercial launches of OPDIVO® (nivolumab) across multiple indications. From 2009 to 2010, she was a global healthcare research analyst at Goldman Sachs. Dr. Epperly holds an M.D. and Masters of Public Health from the University of North Carolina, Chapel Hill. She completed her medical training at the University of North Carolina Hospitals with the Department of Pediatrics. At the National Cancer Institute, National Institutes of Health, she conducted biomedical research in Experimental Immunology of Oncology from 2000-2003.

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

Susan L. Kelley, M.D. joined our board in January 2018. Dr. Kelley is an oncologist with extensive experience in drug development and commercialization. Dr. Kelley worked with Bristol-Myers Squibb in Oncology and Immunology drug development from 1987 to 2001. From 2001 to 2008, Dr. Kelley worked with Bayer Healthcare Pharmaceuticals as Vice President, Global Clinical Development and Therapeutic Area Head – Oncology. From 2008 to 2011, she was Chief Medical Officer of the Multiple Myeloma Research Consortium, Dr. Kelley served as a member of the Board of Directors of Alchemia from 2013-2015, and Cerulean Pharma from 2014-2017. She is currently a Director at ArQule, Immune Design, and Daré Bioscience, all publicly-traded, US-based biotechnology companies. Susan Kelley received her M.D. from Duke University School of Medicine and completed oncology training at the Dana-Farber Cancer Institute in Boston. She was also a Fellow in Medical Oncology and Pharmacology at Yale University School of Medicine. We believe Dr. Kelley is qualified to serve on our board of directors because of her extensive industry background.

David Hastings joined our board in January 2018. Mr. Hastings has more than 18 years of finance, accounting and operations experience in the bio-pharmaceutical industry. He was the Executive Vice President and Chief Financial Officer at Incyte from October 2003 until 2014. Recently he was the Chief Financial Officer of Unilife Corporation. From February 2000 to September 2003 Mr. Hastings served as Vice President, Chief Financial Officer and Treasurer of ArQule Inc. Prior to his employment with ArQule, Mr. Hastings was Vice President and Corporate Controller at Genzyme Inc., and Director of Finance at Sepracor. David Hastings received his B.A. in Economics at the University of Vermont. He is a member of the Board Director of SCYNEXIS, Inc. and chairs its Audit Committee. We believe Mr. Hastings is qualified to serve on our board of directors because of his extensive financial and business background.

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

Head of Scientific Advisory Board—Rachel W. Humphrey, M.D.

Oncology Experts

Glioblastoma (GBM)

Deborah Blumenthal, MD, Tel Aviv Sourasky Medical Center
Andrew J. Brenner, MD, PhD, The University of Texas Health Science Center
Nicholas Butowski, MD, University of California

Timothy  Cloughesy, MD, UCLA
Patrick Y. Wen, MD, Dana-Farber Cancer Institute

Ovarian Cancer

Rebecca C. Arend, MD, University of Alabama at Birmingham
Robert A. Burger, MD, University of Pennsylvania
Thomas Herzog, MD, University of Cincinnati Cancer Institute
Bradley J. Monk, MD, FACS, FACOG, Univ. of Arizona& Creighton Univ.
Kathleen Moore, MD, University of Oklahoma Health Sciences Center
Richard T. Penson, MD, MRCP, Massachusetts General Hospital

Thyroid Cancer

Keith Bible, MD, PhD, Mayo Clinic Cancer Center

Additional Experts

Ronald Goldblum, M.D.

Bonnie Goldman, M.D.

John Konz, Ph.D.

Compensation of Executive Officers and Directors

The aggregate compensation paid by us to our current directors and executive officers, including share based compensation, for the year ended December 31, 2017, was $4.4 million. This amount includes any amounts set aside or accrued to provide pension, severance, retirement, annual leave and recuperation or similar benefits or expenses. It does not include any business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel. The above also includes the provision for bonuses for the year ended December 31, 2017 in the amount of $0.4 million. As of December 31, 2017, options and RSU’s to purchase an aggregate of 2,816,259 ordinary shares granted to our directors and executive officers were outstanding under the Employee Share Ownership and Option Plan (2000), or the 2000 Plan, and the Employee Share Ownership and Option Plan (2011), or the 2011 Plan, and the Employee Share Ownership and Option Plan (2014), or the 2014 Plan at a weighted average exercise price of $3.26 per share.

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

The following of our directors were elected in accordance with the terms of our articles of association in effect prior to the initial public offering of our shares on NASDAQ and are nominated for re-election by our shareholders at any consecutive annual general meeting:

●	Dr. Shapiro was appointed as an industry expert by a majority of the other directors, a majority that included representatives of our major shareholders.

●	Prof. Harats was entitled to be a board member for so long as Prof. Harats is either (i) the chief executive officer of our company; or (ii) a holder of 3% or more of our issued and outstanding share capital;

●	Mr. Gonczarowski was appointed by J.J.D. Holdings G.P., A.J.J.G. Technology Investments 2003 and Inspe Aktiengesellschaft on behalf of the holders of the Series A preferred shares;

●	Ms. Alon was appointed by persons affiliated with Pitango Venture Capital; and

●	Prof. Ruth Arnon was appointed by a majority of the other directors, which included representatives of our major shareholders.

Upon the adoption of our amended and restated articles of association upon the closing of our initial public offering, the rights set forth in the previous articles were terminated and no additional agreements exist with respect to the nomination of our board members.

On February 11, 2015, at a general meeting of our shareholders, each of Dr. Ron Cohen and Mr. Philip Serlin was appointed as an external director by a majority of the shareholders who have no personal interest in his nomination for a period of three years. In accordance with the exemption available to certain Israeli public companies, whose shares are traded on NASDAQ, we chose as of November 7, 2016 not to follow the requirements of Companies Law with regard to the appointment of “external directors” as defined in the Companies Law, and instead, to follow the NASDAQ rules applicable to US domestic companies with respect to the appointment of independent directors. Dr. Ron Cohen and Mr. Philip Serlin shall continue to serve as part of our board of directors until the end of their term and may be removed from office in the same manner as any other director. As long as we follow such reliefs, any reference to the election of our external directors in our amended articles of association shall have no actual expression.

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

External Directors

Under the Companies Law, a public company is required to have at least two directors who qualify as external directors. In accordance with the exemption available to certain Israeli public companies, whose shares are traded on NASDAQ, our board of directors elected not to follow the requirements of Companies Law with regard to the appointment of “external directors” as defined in the Companies Law, and instead, to follow the NASDAQ rules applicable to US domestic companies with respect to the appointment of independent directors. The exemption applies as long as the Company has no controlling shareholder, is in compliance with applicable US law and regulations and complies with the NASDAQ rules applicable to US domestic companies with respect to the appointment of independent directors and to the composition of the compensation and audit committees. Our board may further resolve at any time that we shall no longer follow the reliefs and in such event we shall be required to appoint two directors as external directors.

The Companies Law provides that external directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

●	such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, to which we refer as a disinterested majority; or

●	the total number of shares voted against the election of the external director by non- controlling shareholders and by shareholders who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder does not exceed 2% of the aggregate voting rights in the company).

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

The term “relative” is defined under the Companies Law as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons. Under the Companies Law, the term “affiliation” and the similar types of prohibited relationships include (subject to certain exceptions):

●	an employment relationship;

●	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

●	control; and

●	service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director were appointed as a director of the private company in order to serve as an external director following the initial public offering.

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

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the Securities and Exchange Commission and NASDAQ rules as well as the requirements for such committee under the Companies Law, including the following:

●	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

●	recommending the engagement or termination of the person filling the office of our internal auditor; and

●	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors.

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

Under the Companies Law, our audit committee is responsible for:

●	determining whether there are deficiencies in our business management practices, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

●	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest) and whether such transaction is extraordinary or material under the Companies Law (see “—Approval of Related Party Transactions Under Israeli Law”);

●	where the board of directors approves the work plan of the internal auditor, to examine such work plan before its submission to the board and propose amendments thereto;

●	establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest;

●	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

●	examining the scope of our independent auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

●	establishing procedures for the handling of employees’ complaints as to deficiencies in the management of our business and the protection to be provided to such employees.

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

Our compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business plan and its long term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and nature of its operations. The term office holder is defined under the Companies Law as the general manager, chief executive officer, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director, or a manager directly subordinate to the general manager. The compensation policy must furthermore consider the following additional factors:

●	the knowledge, skills, expertise, and accomplishments of the relevant office holder;

●	the office holder’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the terms offered and the average compensation of the other employees of the company, including those employed through manpower companies;

●	the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors;

●	the possibility of setting a limit on the exercise value of non-cash variable equity-based compensation; and

●	as to severance compensation, the period of service of the office holder, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contributions towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	the link between variable compensation and long term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

●	the conditions under which an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

The compensation committee is responsible for (a) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by its shareholders) and (b) duties related to the compensation policy and to the compensation of a company’s office holders as well as functions previously fulfilled by a company’s audit committee with respect to matters related to approval of the terms of engagement of office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then- current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

●	recommending to the board of directors periodic updates to the compensation policy;

●	assessing implementation of the compensation policy; and

●	determining whether the compensation terms of the chief executive officer of the company need not be brought to approval of the shareholders.

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which include:

●	the responsibilities set forth in the compensation policy;

●	reviewing and approving the granting of options and other incentive awards to the extent such authority is delegated by our board of directors; and

●	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

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

Our board of directors has adopted a nominating and governance committee charter sets forth the responsibilities of the nominating and governance committee which include:

●	overseeing and assisting our board in reviewing and recommending nominees for election as directors;

●	assessing the performance of the members of our board; and

●	establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our company.

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

An internal auditor may not be:

●	a person (or a relative of a person) who holds more than 5% of the company’s outstanding shares or voting rights;

●	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;

●	an office holder or director of the company; or

●	a member of the company’s independent accounting firm, or anyone on its behalf.

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

The duty of care includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

●	all other important information pertaining to these actions.

The duty of loyalty includes a duty to:

●	refrain from any conflict of interest between the performance of his or her duties to the company and his or her other duties or personal affairs;

●	refrain from any activity that is competitive with the company;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

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

Under the Companies Law, an extraordinary transaction is defined as any of the following:

●	a transaction other than in the ordinary course of business;

●	a transaction that is not on market terms; or

●	a transaction that may have a material impact on the company’s profitability, assets or liabilities.

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

Employees

As of March 1, 2018, we employed 37 employees, including 30 in research and development, and 7 in general and administrative positions, and of which 14 employees have either MDs or PhDs. All of our employees are located in Israel. We believe our employee relations are good.

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

As of March 1, 2018, our directors and executive officers hold, in the aggregate, options, warrants and RSU’s outstanding for 2,976,191 ordinary shares. These options have an average exercise price of $3.39 per share and have expiration dates generally twenty years after the grant date of the option.

1,693,417 options and warrants are exercisable as of March 1, 2018 and have a weighted average exercise price of $2.82 per share.

Equity Compensation Plans

The 2000 Plan, the 2011 Plan and the 2014 Plan, allow us to grant options to purchase our ordinary shares to our directors, officers, employees, consultants, advisers and service providers. The option plans are intended to enhance our ability to attract and retain desirable individuals by increasing their ownership interests in us. We no longer intend to grant options under the 2000 Plan or the 2011 Plan, and the remaining shares reserved for future grants under the option plans will constitute the initial share reserve for the 2014 Plan. Additionally, upon the expiration of options granted under the 2000 Plan or the 2011 Plan, the ordinary shares underlying such expired options will increase the pool reserved for allocation under the 2014 Plan. As of March 1, 2018, we had reserved an aggregate of 5,411,649 ordinary shares under the option plans. As of March 1, 2018, options to purchase an aggregate of 4,132,163 ordinary shares were outstanding and options to purchase 553,949 ordinary shares had been exercised.

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

Employee Share Ownership and Option Plan (2014)

In June 2014, we adopted and obtained shareholder approval for our 2014 Plan and the U.S. Appendix thereto. The 2014 Plan provides for the grant of options, restricted shares, restricted share units and other share- based awards to our directors, employees, officers, consultants, advisors and service providers, among others and to any other person whose services are considered valuable to us. Following the approval of the 2014 Plan by the Israeli tax authorities, we will only grant options or other equity incentive awards under the 2014 Plan, although previously-granted options and awards will continue to be governed by our 2000 Plan and 2011 Plan. The initial reserved pool under the 2014 Plan was 928,288 ordinary shares, and was adjusted as set forth in the 2014 Plan, including an automatic annual increase on January 1 of each year such that the number of shares issuable under the 2014 Plan will equal 4% of our issued and outstanding share capital on a fully diluted basis on each such January 1, or a lesser number of shares determined by the board of directors. As of March 1, 2018, the outstanding reserved pool under the 2014 Plan stands on 1,279,486.

The 2014 Plan is administered by our board of directors or by a committee designated by the board of directors, which shall determine, subject to Israeli law, the grantees of awards and the terms of the grant, including, exercise prices, vesting schedules, acceleration of vesting and the other matters necessary in the administration of the 2014 Plan. The 2014 Plan enables us to issue awards under various tax regimes including, without limitation, pursuant to Sections 102 and 3(i) of the Ordinance, and under Section 422 of the Code. Options granted under the 2014 Plan to U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code, or may be non-qualified. The exercise price for “incentive stock options” must not be less than the fair market value on the date on which an option is granted, or 110% of the fair market value if the option holder holds more than 10% of our share capital.

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

The options granted under the 2014 Plan generally vest over four years commencing on the date of grant such that 50% vest on the second anniversary of the date of grant and an additional 6.25% vest at the end of each subsequent three-month period thereafter for 24 months. Options, other than certain incentive share options, that are not exercised within 20 years from the grant date expire, unless otherwise determined by our board of directors or its designated committee, as applicable. Share options that qualify as “incentive stock options” granted to a person holding more than 10% of our voting power under the U.S. appendix to the 2014 Plan will expire within five years from the date of the grant and any other options granted under the U.S. appendix to the 2014 Plan will expire within 10 years from the date of grant. Except as otherwise determined by the board of directors or as set forth in an individual’s award agreement, in the event of termination of employment or services for reasons of disability or death, or retirement, the grantee, or in the case of death, his or her legal successor, may exercise options that have vested prior to termination within a period of one year from the date of disability or death, or within 180 days following retirement. If we terminate a grantee’s employment or service for cause, all of the grantee’s vested and unvested options will expire on the date of termination. If a grantee’s employment or service is terminated for any other reason, the grantee may exercise his or her vested options within 90 days of the date of termination. Any expired or unvested options return to the pool for reissuance.

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

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 11, 2018:

●	each person or entity known by us to own beneficially more than 5% of our outstanding ordinary shares;

●	each of our executive officers and directors individually; and

●	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of February 11, 2018 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 29,897,323 ordinary shares outstanding as of February 11, 2018.

According to our transfer agent, as of February 23, 2018 there were 12 record holders of our ordinary shares, of which two record holders were located in the United States. None of our shareholders has different voting rights from other shareholders.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned. Unless otherwise indicated, the address of each beneficial owner is c/o Vascular Biogenics Ltd., 8 HaSatat St., Modi’in, Israel 7178106.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ownership
5% Shareholders
Thai Lee Family Trust	5,266,076	17.6%
Aurum Ventures M.K.I. Ltd (1)	4,254,778	14.2%
Persons affiliated with Pitango Ventures (2)	1,658,630	5.6%
Mr. Jecheskiel Gonczarowski (3)	2,137,732	7.2%
Executive Officers and Directors
Dr. Bennett M. Shapiro (4)	284,122	1.0%
Prof. Dror Harats (5)	1,673,490	5.4%
Mr. Jecheskiel Gonczarowski (6)	2,137,732	7.2%
Prof. Ruth Arnon	—	*
Ms. Ruth Alon	—	—
Dr. Ron Cohen	—	*
Mr. Philip Serlin	—	*
Mr. Amos Ron	—	*
Dr. Yael Cohen	—	*
Dr. Erez Feige	—	*
Dr. Eyal Breitbart	—	*
Dr. Naamit Sher	—	*
Adv. Ayelet Horn	—	*
All directors and executive officers as a group (7)	4,738,994	14.95%

*	Less than 1%

(1)	Consists of 4,254,778 shares held by Aurum Ventures M.K.I. Ltd. Voting and investment power over such shares are vested with Mr. Morris Kahn, who controls Aurum Ventures M.K.I. Ltd. As such, Mr. Kahn may be deemed to have beneficial ownership over our shares held by Aurum Ventures M.K.I. Ltd. The address of Aurum Ventures M.K.I. Ltd. is 16 Abba Hillel Silver Rd., Ramat Gan, 5250608, Israel.

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

(3)

Consists of 1,473,174 shares held directly by Mr. Jecheskiel Gonczarowski, 587,774 shares held by D.S.N.I. Investments Ltd. and 76,784 shares held by Inspe Aktiengesellschaft (collectively, the “J.J.D. Funds”). The shares held by D.S.N.I. Investments Ltd. and Inspe Aktiengesellschaft may be deemed to be beneficially owned by Jecheskiel Gonczarowski, our shareholder and director.

(4)

Consists of (a) 24,440 outstanding shares held by Puretech Ventures LLC, which may be deemed to be beneficially owned by Bennett M. Shapiro, our chairman and a senior partner and chairman of Puretech Ventures LLC; (b) 42,808 outstanding shares held by Bennett M. Shapiro and Fredericka F. Shapiro, JTWROS; and (c) options to purchase 216,874 shares exercisable within 60 days of February 11, 2018 held by Bennett M. Shapiro.

(5)	Consists of (a) 691,711 outstanding shares held by or for Prof. Harats; (b) options to purchase 949,847 shares exercisable within 60 days of February 11, 2018; and (c) warrants exercisable for 31,932 shares within 60 days of February 11, 2018.

(6)	Consists of 664,558 shares held by D.S.N.I. Investments Ltd. and Inspe Aktiengesellschaft. These shares may be deemed to be beneficially owned by Jecheskiel Gonczarowski, our shareholder and director. In addition, this number consists of 1,473,174 shares held directly by Mr. Jecheskiel Gonczarowski.

(7)	Consists of (a) options to purchase 1,661,485 shares exercisable within 60 days of February 11, 2018; (b) warrants exercisable for 31,932 shares within 60 days of February 11, 2018; and (c) 3,045,577 outstanding shares.

Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we are party since January 1, 2017.

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

	Price Per Ordinary Share
	High	Low
Annual:
2014	$7.56	$4.65
2015	17.02	3.09
2016	7.58	2.76
2017	9.05	3.90
Quarterly:
First Quarter 2016	$5.22	$2.76
Second Quarter 2016	$7.58	$3.03
Third Quarter 2016	$5.83	$3.74
Fourth Quarter 2016	$6.20	$4.45
First Quarter 2017	$6.50	$4.20
Second Quarter 2017	$6.70	$4.35
Third Quarter 2017	$7.25	$3.90
Fourth Quarter 2017	$9.05	$5.60
First Quarter 2018 (through March 9, 2017)	$8.50	$2.60
Most Recent Six Months:
October 2017	$7.05	$5.60
November 2017	$9.05	$5.95
December 2017	$7.30	$6.40
January 2018	$8.50	$7.10
February 2018	$6.70	$6.00

On March 9, 2018, the last reported sale price of our ordinary shares on the Nasdaq Global Market was $2.60 per share.

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

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our articles of association;

●	appointment or termination of our auditors;

●	appointment of external directors;

●	approval of certain related party transactions;

●	increases or reductions of our authorized share capital;

●	a merger; and

●	the exercise of our board of director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax, currently at the rate of 23% of a company’s taxable income. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise, a Preferred Enterprise or a Preferred Technology Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to tax at the prevailing corporate tax rate.

In December 2016, the Economic Efficiency Law (Legislative Amendments for Implementing the Economic Policy for the 2017 and 2018 Budget Year) was published, introducing a gradual reduction in corporate tax rate from 25% to 23%. However, the law also included a temporary provision setting the corporate tax rate in 2017 at 24%. As a result, the corporate tax rate was 24% in 2017 and will be 23% in 2018 and thereafter.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.”

The Industry Encouragement Law defines an “Industrial Company” as a company incorporated and resident in Israel, of which 90% or more of its income in any tax year, other than income from defense loans, is derived from an “Industrial Enterprise” owned by it that is located in Israel. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

●	amortization over an eight-year period of the cost of patents and rights to use patents and know-how which were purchased in good faith and are used for the development or advancement of the Industrial Enterprise;

●	under certain conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

●	expenses related to a public offering are deductible in equal amounts over three years.

There is no assurance that we qualify as an Industrial Company or that the benefits described above are currently available to us or will be available to us in the future.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in productive assets, such as production facilities, by “Industrial Enterprises” (as defined under the Investment Law).

The Investment Law was significantly amended effective April 1, 2005 (the “2005 Amendment”), and further amended as of January 1, 2011 (the “2011 Amendment”) and as of January 1, 2017 (the “2017 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. Finally, the 2017 Amendment provided another benefits track, which represents an alternative to the tracks available under the 2005 Amendment and the 2011 Amendment. We have examined the possible effect, if any, of these provisions of the 2011 Amendment and the 2017 Amendment on our financial statements and have decided, at this time, not to opt to apply the new benefits under the 2011 Amendment or the 2017 Amendment.

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

The 2005 Amendment provides that a certificate of approval from the Investment Center will only be necessary for receiving cash grants. As a result, it was no longer necessary for a company to obtain an Approved Enterprise certificate of approval in order to receive the tax benefits previously available under the alternative benefits track. Rather, a company may claim the tax benefits offered by the alternative benefits track directly in its tax returns, provided that it meets the criteria for tax benefits set forth in the amendment. In order to receive the tax benefits, the 2005 Amendment states, inter alia, that a company must make an investment which meets all of the conditions, including a minimum qualifying investment in certain productive assets as specified in the Investment Law. Such investment, along with the fulfillment of certain export requirements, allows a company to receive “Benefited Enterprise” status, and may be made over a period of no more than three years culminating with the end of the Benefited Enterprise election year.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise depends on, among other things, the geographic location in Israel of the Benefited Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income generated by the Benefited Enterprise for a period of between two to ten years, depending on the geographic location of the Benefited Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year. The benefits period is limited to 12 years from the beginning of the Benefited Enterprise election year. With respect to an establishment Benefited Enterprise plan located in certain specific locations, the benefits period is limited to 14 years from the beginning of the Benefited Enterprise election year, depending on the location of the Benefited Enterprise. We informed the Israeli Tax Authority of our choice of 2012 as a Benefited Enterprise election year. A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount of the dividend (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable. Dividends paid out of income attributed to a Benefited Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty.

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

We currently have one Benefited Enterprise program under the Investments Law, which, we believe, may entitle us to certain tax benefits. The tax benefit period for this program has not yet commenced but is expected to end no later than the end of tax year 2023. During the benefits period, which shall commence with the year we will first earn taxable income relating to such enterprise, subject to the 12 years limitation described above, and shall run for a period of up to 10 years (assuming FIC status), a corporate tax exemption is expected to apply with respect to the taxable income from our Benefited Enterprise program (once generated) generated during the first two years of the benefits period (so long as it remains undistributed) and reduced corporate tax rates are expected to apply to such taxable income generated in the remaining years of the benefits period.

There is no assurance that our future taxable income will qualify as Benefited Enterprise income or that the benefits described above will be available to us in the future.

Tax Benefits Under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to companies under the Investment Law prior to 2011, subject to certain exceptions, and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not wholly-owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, in 2014 and thereafter a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise unless the Preferred Enterprise is located in development zone A, in which case the rate will be 9%. This latter rate was reduced to 7.5% as of January 1, 2017. It should be noted, that the classification of income generated from the provision of usage rights in know-how or software that were developed in the Preferred Enterprise, as well as royalty income received with respect to such usage, as Preferred Enterprise income may be subject to the issuance of a pre-ruling from the Israel Tax Authority stipulating that such income is associated with the productive activity of the Preferred Enterprise in Israel.

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

Tax Benefits Under the 2017 Amendment

The 2017 Amendment introduced new benefits for income generated by a “Preferred Company” (as defined above) through its “Preferred Technology Enterprise” (as defined in the Investment Law) as of January 1, 2017. Pursuant to the 2017 Amendment, in 2017 and thereafter a Preferred Company is entitled to a reduced corporate tax rate of 12% with respect to its income derived by its Preferred Technology Enterprise unless the Preferred Enterprise is located in development zone A, in which case the rate will be 7.5%. It should be noted that the calculation of a Preferred Company's Preferred Technology Enterprise income is based on a complex formula and the income not classified as such may be classified as Preferred Enterprise income or ordinary income depending on the circumstances. In addition, a Preferred Company must generally fulfill certain conditions to be eligible for Preferred Technology Enterprise status including, inter alia, an R&D expenses level of at least 7% of total revenues or NIS 75 million per year.

Dividends paid out of Preferred Technology Enterprise income are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. However, subject to the fulfillment of certain conditions, to the extent that the dividends are paid to a direct foreign parent company holding at least 90% of the shares of the Preferred Company, a reduced withholding tax rate of 4% shall apply. Notwithstanding the above, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply).

We have examined the potential Israeli tax implications associated with the adoption and implementation of the provisions of the 2017 Amendment and have decided, at this time, not to apply the new benefits under the 2017 Amendment. There is no assurance that our future taxable income will qualify as Preferred Technology Enterprise income or that the benefits described above will be available to us in the future.

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

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders

A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the Company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli tax so long as, inter alia, such capital gains were not attributable to a permanent establishment that the non-resident maintains in Israel.

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Non-Israeli residents are generally subject to Israeli withholding tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless relief is provided in a treaty between Israel and the shareholder’s country of residence, subject to receipt of a valid certificate from the Israeli Tax Authority allowing for such reduced rate. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding twelve months, the applicable withholding tax rate is 30%. Furthermore, an additional 3% tax might be applicable to individual shareholders if certain conditions are met. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Notwithstanding the above, dividends paid to a non-Israeli resident “substantial shareholder” on publicly traded shares, like our ordinary shares, which are held via a “nominee company” (as defined under the Securities Law, 1968), are generally subject to Israeli withholding tax at a rate of 25%, unless a different rate is provided under an applicable tax treaty, provided that a certificate from the Israeli Tax Authority allowing for a reduced withholding tax rate is obtained in advance. Under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States- Israel Tax Treaty) is 25%. Unless a reduced tax rate is provided under an applicable tax treaty, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Benefited Enterprise, while a 20% rate applies if the dividend is distributed from Preferred Enterprise income or Preferred Technology Enterprise income (unless the dividend is paid to a foreign parent company directly holding at least 90% of the shares of the Preferred Company, in which case a 4% withholding tax rate shall apply). We cannot assure you that in the event we declare a dividend we will designate the income out of which the dividend is paid in a manner that will reduce shareholders’ tax liability.

If the dividend is attributable partly to Approved Enterprise income, Benefited Enterprise income, Preferred Enterprise income or Preferred Technology Enterprise income, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for Untied States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

Certain Material U.S. Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax considerations relating to the ownership and disposition of our ordinary shares by a U.S. Holder (as defined below). This description addresses only the U.S. federal income tax considerations to U.S. Holders that will hold such ordinary shares as capital assets. This description does not address tax considerations applicable to U.S. Holders that may be subject to special tax rules, including, without limitation:

●	banks, financial institutions or insurance companies;

●	real estate investment trusts, regulated investment companies or grantor trusts;

●	brokers, dealers or traders in securities, commodities or currencies;

●	tax exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;

●	certain former citizens or long term residents of the United States;

●	persons that received our shares as compensation for the performance of services;

●	persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

●	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;

●	S corporations;

●	persons that acquire ordinary shares as a result of holding or owning our preferred shares;

●	persons whose “functional currency” is not the U.S. dollar; or

●	persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares.

Moreover, this description does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local or non-U.S. tax considerations of the ownership and disposition of our ordinary shares.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, changes to the code based on the U.S. tax reform (as described below) existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, in each case as in effect and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the ownership and disposition of our ordinary shares or that such a position would not be sustained. Holders should consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of our ordinary shares in their particular circumstances.

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

On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act, or the TCJA. The TCJA provides a 100% deduction for the foreign-source portion of dividends received after January 1, 2018 from “specified 10-percent owned foreign corporations” by U.S. corporate holders, subject to a one-year holding period. No foreign tax credit, including Israeli withholding tax (or deduction for foreign taxes paid with respect to qualifying dividends) would be permitted for foreign taxes paid or accrued with respect to a qualifying dividend. Deduction would be unavailable for “hybrid dividends.” The dividend received deduction enacted under the TCJA may not apply to dividends from a passive foreign investment company.

U.S. Holders, other than certain U.S. Holder’s that are U.S. corporations, generally may claim the amount of Israeli withholding tax withheld either as a deduction from gross income or as a credit against U.S. federal income tax liability. However, the foreign tax credit is subject to numerous complex limitations that must be determined and applied on an individual basis. Generally, the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. The amount of a distribution with respect to the ordinary shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Israeli income tax purposes, potentially resulting in a reduced foreign tax credit for the U.S. Holder. Each U.S. Holder should consult its own tax advisors regarding the foreign tax credit rules.

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

However, we believe that we were not a PFIC for our 2017 taxable year, but we expect that unless and until we generate sufficient revenue from active licensing and other non-passive sources and otherwise satisfy the asset test above, we will be treated as a PFIC in future taxable years.

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

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts may be required to pay an additional 3.8% Medicare tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares. U.S. Holders will likely not be able to credit foreign taxes against the 3.8% Medicare tax. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements may apply to certain payments to certain shareholders. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the United States, or by a U.S. payor or U.S. middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a U.S. person that provides an appropriate certification and certain other persons). A payor may be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a U.S. payor or U.S. middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules should generally be allowed as a credit against the beneficial owner’s U.S. federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting

Certain U.S. Holders who are individuals may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act (“FATCA”) encourages foreign financial institutions to report information about their U.S. account holders (including holders of certain equity interests) to the IRS. Foreign financial institutions that fail to comply with the withholding and reporting requirements of FATCA and certain account holders that do not provide sufficient information under the requirements of FATCA are subject to a 30% U.S. withholding tax on certain payments they receive, including foreign passthru payments (which may include payments made by us with respect to our ordinary shares). The term “foreign passthru payment” is not currently defined in U.S. Treasury Regulations, and therefore, the future application of FATCA withholding tax on foreign pass-thru payments to holders of ordinary shares is uncertain. If a holder of ordinary shares is subject to withholding, there will be no additional amounts payable by way of compensation to the holder of such securities for the deducted amount. Holders of ordinary shares should consult their own tax advisors regarding this legislation in light of such holder’s particular situation.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of foreign currency exchange rates. Approximately 23% of our expenses in 2017 were denominated in New Israeli Shekels. Changes of 5% in the US$/NIS exchange rate will increase or decrease the operating expenses by up to 1%.

Foreign Currency Risk

Fluctuations in exchange rates, especially the NIS against the U.S. dollar, may affect our results, as some of our assets are linked to NIS, as are some of our liabilities. In addition, the fluctuation in the NIS exchange rate against the U.S. dollar may impact our results, as a portion of our operating costs are NIS denominated.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar at year end:

Period	%
Year ended December 31, 2017	1.5%
Year ended December 31, 2016	1.5%
Year ended December 31, 2015	(0.33%)

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

As of December 31, 2017, we had used all of the net proceeds of our initial public offering. None of the proceeds from our initial public offering were used for direct or indirect payments to our directors, officers or their associates, or to persons owning 10% or more of our equity securities, or to our affiliates.

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

Our management, including our CEO and CFO, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the results of this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2017.

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

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees billed by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Ltd., our independent registered public accounting firm:

	Year Ended December 31,
	2017	2016
	(in thousands)
Service rendered
Audit Fees (1)	$145.0	$127.5
Audit-Related Fees (2)	—	—
Tax Fees (3)	31.0	5
All Other Fees	—	—

Total	$176.0	$132.5

(1)

Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide, including work regarding the public listing or offering during 2016 and 2017.

(2)	Audit related services relate to reports to the IIA.
(3)	Tax fees relate to tax compliance, planning and advice.

Our board of directors reviews and pre-approves all audit services and permitted non-audit services (including the fees and other terms) to be provided by our independent auditors.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

In the year ended December 31, 2017, neither we nor any affiliated purchaser (as defined in the Exchange Act) purchased any of our ordinary shares.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we have the option to follow certain Israeli corporate governance practices rather than those of NASDAQ, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices we are not following and describe the home country practices we follow instead. We rely on this “foreign private issuer exemption” with respect to the following NASDAQ requirements:

●	Quorum requirement. Under our articles of association and as permitted under the Companies Law, a quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares instead of 33 1 ⁄ 3 % of the issued share capital required under Nasdaq requirements.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

VASCULAR BIOGENICS LTD

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Vascular Biogenics Ltd. as of December 31, 2017 and 2016, and the related statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “ financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management and board of directors. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
March 12, 2018	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company’s auditor since 2001.

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel, P.O. Box 50005 Tel-Aviv 6150001 Telephone: +972 -3-7954555, Fax: +972 -3- 7954556, www.pwc.com/il

VASCULAR BIOGENICS LTD.

STATEMENTS OF FINANCIAL POSITION

		December 31
	Note	2017	2016
		U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents		$6,694	$11,585
Short-term bank deposits	5	48,035	33,669
Trade receivables	8	2,000	—
Other current assets	12a	1,729	1,320

TOTAL CURRENT ASSETS		58,458	46,574

NON-CURRENT ASSETS:
Property and equipment, net	6	7,128	687
Long-term prepaid expenses		103	13

TOTAL NON-CURRENT ASSETS		7,231	700

TOTAL ASSETS		$65,689	$47,274

Liabilities and equity
CURRENT LIABILITIES—
Accounts payable:
Trade		$3,058	$2,522
Other	12b	3,465	2,266
Deferred revenue	8	1,046	—

TOTAL CURRENT LIABILITIES		7,569	4,788

NON-CURRENT LIABILITIES—
Severance pay obligations, net	7	128	86
Deferred revenue	8	2,092	—

TOTAL NON-CURRENT LIABILITIES		2,220	86

TOTAL LIABILITIES		9,789	4,874

COMMITMENTS	9
EQUITY:	10
Ordinary shares, NIS 0.01 par value; Authorized as of December 31, 2017 and 2016, 70,000,000 shares; issued and outstanding as of December 31, 2017 and 2016, 29,879,323 and 26,902,285 shares, respectively		57	50
Accumulated other comprehensive income		16	40
Additional paid in capital		221,055	197,400
Warrants		2,960	2,960
Accumulated deficit		(168,188)	(158,050)

TOTAL EQUITY		55,900	42,400

TOTAL LIABILITIES AND EQUITY		$65,689	$47,274

The accompanying notes are an integral part of the financial statements.

VASCULAR BIOGENICS LTD.

STATEMENTS OF COMPREHENSIVE LOSS

		Year ended December 31
	Note	2017	2016	2015
		U.S. dollars in thousands
REVENUES	8	13,864	—	—
COST OF REVENUES	9c	(340)	—	—

GROSS PROFIT		13,524	—	—
RESEARCH AND DEVELOPMENT EXPENSES, net	12c	$17,770	$12,447	$11,198
MARKETING EXPENSES	12e	562	—	—
GENERAL AND ADMINISTRATIVE EXPENSES	12d	5,847	3,828	3,673

OPERATING LOSS		10,655	16,275	14,871

FINANCIAL INCOME	14	(544)	(285)	(100)
FINANCIAL EXPENSES	14	27	12	117

FINANCIAL EXPENSES (INCOME), net		(517)	(273)	17

LOSS FOR THE YEAR		10,138	16,002	14,888
OTHER COMPREHENSIVE LOSS (INCOME)—
Items that will not be reclassified to profit or loss—
Re-measurements of post-employment benefit obligation		24	5	(6)

COMPREHENSIVE LOSS		$10,162	$16,007	$14,882

		U.S. dollars
LOSS PER ORDINARY SHARE	13
Basic and diluted		$0.37	$0.64	$0.73

		Number of shares
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING—
Basic and diluted		27,398,169	24,970,585	20,309,596

The accompanying notes are an integral part of the financial statements.

(Continued)—1

VASCULAR BIOGENICS LTD.

STATEMENTS OF CHANGES IN EQUITY

	Number of ordinary shares	Ordinary shares	Accumulated other comprehensive income	Additional paid in capital	Warrants	Accumulated deficit	Total equity
				U.S. dollars in thousands
BALANCE AT JANUARY 1, 2015	19,898,674	$32	$39	$162,191	—	(127,160)	$35,102
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2015:
Comprehensive income (loss)	—	—	6	—	—	(14,888)	(14,882)
Employee stock options exercised	71,647	*	—	95	—	—	95
Issuance of ordinary shares and warrants, net of issuance costs in amount of $1,349 thousand	2,500,000	6	—	10,685	2,960	—	13,651
Share based payments to employees and non-employees services	—	—	—	1,041	—	—	1,041

BALANCE AT DECEMBER 31, 2015	22,470,321	$38	$45	$174,012	2,960	$(142,048)	$35,007
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2016
Comprehensive Loss	—	—	(5)	—	—	(16,002)	(16,007)
Employee stock options exercised	72,873	*	—	121	—	—	121
Issuance of ordinary Shares, net of issuance costs of $2,117 thousand	4,359,091	12	—	21,847	—	—	21,859
Share based payments to employees and non-employees services	—	—	—	1,420	—	—	1,420

BALANCE AT DECEMBER 31, 2016	26,902,285	$50	$40	$197,400	$2,960	$(158,050)	$42,400

*	Amount less than $1 thousand

(Concluded)—2

VASCULAR BIOGENICS LTD.

STATEMENTS OF CHANGES IN EQUITY

	Number of ordinary shares	Ordinary shares	Accumulated other comprehensive income	Additional paid in capital	Warrants	Accumulated deficit	Total equity
				U.S. dollars in thousands
BALANCE AT DECEMBER 31, 2016	26,902,285	$50	$40	$197,400	$2,960	$(158,050)	$42,400
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2017:
Comprehensive loss	—	—	(24)	—	—	(10,138)	(10,162)
Employee stock options exercised	252,343	*	—	479	—	—	479
Issuance of ordinary shares, net of issuance costs in amount of $288 thousand	2,724,695	7	—	19,024	—	—	19,031
Share based payments to employees and non-employees services	—	—	—	4,152	—	—	4,152

BALANCE AT DECEMBER 31, 2017	29,879,323	$57	$16	$221,055	2,960	$(168,188)	$55,900

*	Amount less than $1 thousand

The accompanying notes are an integral part of the financial statements.

VASCULAR BIOGENICS LTD.

STATEMENTS OF CASH FLOWS

	Year ended December 31
	2017	2016	2015
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the year	$(10,138)	$(16,002)	$(14,888)
Adjustments required to reflect net cash used in operating activities (see Appendix A)	5,993	2,340	1,641
Interest received	324	250	44
Net cash used in operating activities	(3,821)	(13,412)	(13,203)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(6,482)	(491)	(90)
Investment in short-term bank deposits	(81,332)	(3,600)	(30,000)
Maturity of short-term deposits	66,974	—	—
Net cash used in from investing activities	(20,840)	(4,091)	(30,090)

CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of employees stock options	479	121	95
Issuance of ordinary shares and warrants, net	19,031	21,859	13,651
Net cash generated from financing activities	19,510	21,980	13,746

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,151)	4,477	(29,547)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	11,585	7,090	36,783
EXCHANGE GAINS (LOSSES) ON CASH AND CASH EQUIVALENTS	260	18	(146)
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$6,694	$11,585	$7,090

APPENDIX A:
Adjustments required to reflect net cash used in operating activities:
Depreciation	$156	$130	$122
Interest income	(331)	(263)	(100)
Exchange losses (gains) on cash and cash equivalents	(260)	(18)	146
Net changes in severance pay obligations	17	8	(27)
Share based payments	4,152	1,420	1,041

	3,734	1,277	1,182

Changes in working capital:
Decrease (increase) in other current assets	(409)	126	(485)
Increase in trade receivables	(2,000)	—	—
Decrease (increase) in long term prepaid expenses	(90)	307	(284)
Increase (decrease) in accounts payable:
Trade	421	472	1,355
Other	1,199	158	(127)
Increase in deferred revenue	3,138	—	—

	2,259	1,063	459

	$5,993	$2,340	$1,641

APPENDIX B:
Non cash activity—
Purchase of property and equipment in payables	$115

The accompanying notes are an integral part of the financial statements.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1—GENERAL INFORMATION:

a.	General

Vascular Biogenics Ltd. (the “Company” or VBL) was incorporated on January 27, 2000. The Company is a late-stage clinical biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer. VBL has also developed a proprietary platform of small molecules, Lecinoxoids, for the treatment of chronic immune-related indications, and is also conducting a research program exploring the potential of targeting of MOSPD2 for immuno-oncology and anti-inflammatory applications.

VB-111 (ofranergene obadenovec), a Phase 3 drug candidate, is the Company’s lead product candidate in the Company’s cancer program. VB-201, a Phase 2-ready drug candidate, is the Company’s lead Lecinoxoid-based product candidate. The Company’s “VB-600 series” for targeting of MOSPD2 is at pre-clinical stage.

In 2015, the Company launched its Phase 3 clinical trial of VB-111 in rGBM, whereby the first patient was randomized in August 2015, and the trial enrollment was completed by December 2016. The Company is conducting its Phase 3 clinical trial of VB-111 in rGBM under a special protocol assessment concurred by the FDA.

In November 2017, the Company entered into an exclusive license agreement with NanoCarrier Co., Ltd. for the development, commercialization, and supply of ofranergene obadenovec (“VB-111”) in Japan for all indications, see notes 2(m) and 8.

Since inception, the Company has incurred significant losses, and it expects to continue to incur significant expenses and losses for at least the next several years. As of December 31, 2017, the Company had an accumulated deficit of $168.2 million. The Company’s losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of its clinical trials, the receipt of payments under any future collaboration agreements it may enter into, and its expenditures on other research and development activities.

As of December 31, 2017, the Company had cash, cash equivalents and short-term bank deposits of $54.7 million. The Company may seek to raise more capital to pursue additional activities. The Company may seek these funds through a combination of private and public equity offerings, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when the Company needs it or may not be available on terms that are favorable to the Company.

b.	Approval of financial statements

These financial statements were approved by the Board of Directors on March 12, 2018.

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

The financial statements have been prepared under the historical cost convention.

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

Through December 31, 2017, no impairment has been recognized.

f.	Financial assets:

1)	Classification

The Company classifies its financial assets as “Loans and Receivables.” The classification depends on the purpose for which each financial asset was acquired. The Company’s management determines the classification of financial assets at initial recognition.

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s receivables include “current assets (except for prepaid expense),” “cash and cash equivalents,” “short-term bank deposits and “trade receivables.”

2)	Recognition and measurement

Ordinary purchases of financial assets are recognized at the settlement date, the date on which the asset is delivered to or by the Company.

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

As of December 31, 2017, the Company has not recognized any impairment.

g.	Financial liabilities:

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

As of December 31, 2017, no provisions have been recognized.

m.	Revenue from contracts with customers

General

In November 2017, the Company signed an exclusive license agreement with NanoCarrier Co. Ltd (hereinafter – “The License Agreement”), for the development, commercialization, and supply of VB-111 in Japan (see note 8 for further details).

As of January 1, 2017, the Company early adopted IFRS 15, with full retrospective application. Since the Company has not generated revenues until 2017, the adoption of IFRS 15 did not have an effect on accumulated deficits as of January 1, 2015 nor on 2015’s and 2016’s comparatives.

IFRS 15 introduces a five-step model for recognizing revenue from contracts with customers, as follows:

1.	identify the contract with a customer;
2.	identify the performance obligations in the contract;
3.	determine the transaction price;
4.	allocate the transaction price to the performance obligations in the contract;
5.	recognize revenue when (or as) the entity satisfies a performance obligation.

Revenues from licensing agreement

According to IFRS 15, performance obligation is a promise to provide a distinct good or service or a series of distinct goods or services. Goods and services that are not distinct are bundled with other goods or services in the contract until a bundle of goods or services that is distinct is created. A good or service promised to a customer is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract.

The Company has identified two performance obligations in The License Agreement: (1) Grant of the license and use of its IP; and (2) Company’s participation and consulting assistance services. In addition, there is a potential performance obligation regarding future manufacturing.

IFRS 15 defines the ‘Transaction Price’ as the amount of consideration to which the entity expects to be entitled in exchange for transferring the promised goods or services to a customer. The Company allocates the transaction price to each performance obligation identified based on the standalone selling prices of the goods or services being provided to the customer.

The Grant of the license and use of its IP performance obligation considered to be a right to use IP in accordance with IFRS 15. Therefore, revenue is recognized at a point in time, upon transfer of control over the license to the licensee.

The Company’s participation and consulting assistance services performance obligation is recognized as revenue over the service period, based on input method, which is costs incurred and labor hours expended.

Revenue from achieving additional milestones is recognized only when it is highly probable that a significant reversal of cumulative revenues will not occur, usually upon achievement of the specific milestone.

Sales-based royalties are not included in the transaction price. Rather, they are recognized as incurred, due to the specific exception of IFRS 15 for sales-based royalties in licensing of intellectual properties.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

n.	Research and development expenses

Research expenses are charged to profit or loss as incurred. An intangible asset arising from development of the Company’s products is recognized if all of the following conditions are met:

●	It is technically feasible to complete the intangible asset so that it will be available for use;

●	Management intends to complete the intangible asset and use it or sell it;

●	There is an ability to use or sell the intangible asset;

●	It can be demonstrated how the intangible asset will generate probable future economic benefits;

●	Adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available;

●	Costs associated with the intangible asset during development can be measured reliably.

Other development costs that do not meet the above criteria are recognized as expenses as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

As of December 31, 2017, the Company has not yet capitalized any development costs.

o.	Government grants

Government grants, which are received from the Israeli Innovation Authority or IIA (formerly known as the Israeli Office of Chief Scientist, or the “OCS”) by way of participation in research and development that is conducted by the Company, fall within the scope of “forgivable loans,” as set forth in International Accounting Standard 20 “Accounting for Government Grants and Disclosure of Government Assistance” (“IAS 20”).

As approved by the IIA, the grants are received in installments as the program progresses. The Company recognizes each forgivable loan on a systematic basis at the same time the Company records, as an expense, the related research and development costs for which the grant is received, provided that there is reasonable assurance that (a) the Company complies with the conditions attached to the grant, and (b) it is probable that the grant will be received (usually upon receipt of approval notice). The amount of the forgivable loan is recognized based on the participation rate approved by the IIA; thus, a forgivable loan is recognized as a receivable when approved research and development costs have been incurred before grant funds are received.

Since at the time of grant approval there is reasonable assurance that the Company will comply with the forgivable loan conditions attached to the grant, and it is reasonably assured that the Company will not pay royalties to IIA, grant income is recorded against the related research and development expenses in the statements of comprehensive loss.

If forgivable loans are initially carried to income, as described above, and in subsequent periods it is no longer reasonably assured that royalties will not be paid to the IIA, the Company recognizes a liability that is measured based on the Company’s best estimate of the amount required to settle the Company’s obligation at the end of each reporting period.

p.	Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the statements of comprehensive loss on a straight-line basis over the period of the lease.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

q.	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments. The Company operates in one operating segment.

r.	Loss per Ordinary Share

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of Ordinary Shares issued and outstanding during the year.

The diluted loss per share is calculated by adjusting the weighted average number of outstanding Ordinary Shares, assuming conversion of all dilutive potential shares.

The Company’s dilutive potential shares consist of options and RSU’s granted to employees and service providers and warrants.

The dilutive potential shares were not taken into account in computing loss per share in 2017, 2016, and 2015 as their effect would not have been dilutive.

s.	The following new standard has been issued, but is not effective for the financial periods beginning January 1, 2017, and has not been early adopted:

1.

IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities, there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive loss (income) for liabilities designated at fair value through profit or loss. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. IFRS 9 is to be applied retrospectively. The Company concluded that IFRS 9 would not have material impact on the financial statements.

2.	In January 2016, the IASB issued IFRS 16—Leases which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract and replaces the previous leases standard, IAS 17—Leases. IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by IAS 17 and instead introduces a single lessee accounting model whereby a lessee is required to recognize assets and liabilities for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and to recognize depreciation of leases assets separately from interest on lease liabilities in the statements of comprehensive loss. As IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, a lessor will continue to classify its leases as operating leases or finance leases and to account for those two types of leases differently. IFRS 16 is effective from January 1, 2019 with early adoption allowed only if IFRS 15—Revenue from Contracts with Customers is also applied. The Company is currently evaluating the impact of adoption on its Financial Statements.

t.	Trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. If collection of the amounts is expected in one year or less, they are classified as current assets. The Company’s impairment for trade and other receivables are outlined in note 2(f)(3).

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 3—SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

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

Revenue

In 2017, the Company signed a license and supply agreement as more fully described in note 8. In determining the amounts to be recognized as revenue, the Company used its judgement in the following main issues:

Identifying the performance obligations in the agreement and determining whether the license provided is distinct - based on the Company's analysis, the license is distinct as the licensee is able to benefit from the license on its own at its current stage (inter alia, due to sublicensing rights, rights and responsibility for development in the territory, etc.).

Allocation of the transaction price – the Company estimated the standalone selling prices of the services to be provided based on expected cost plus a margin and used the residual approach to estimate the standalone selling price of the license as the Company has not yet established a price for the license, and it has not previously been sold on a standalone basis.

Variable consideration consists of potential future milestone payments. The Company determined that all such variable consideration shall be allocated to the license (the satisfied performance obligation).

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

Clinical trial accruals

Clinical trial expenses are charged to research and development expense as incurred. The Company accrues for expenses resulting from obligations under contracts with clinical research organizations (CROs). The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided. The Company’s objective is to reflect the appropriate trial expense in the financial statements by matching the appropriate expenses with the period in which services and efforts are expended. As of December 31, 2017, the company had clinical accruals in the amount of approximately $1.5 million.

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

The Company is in a research stage. It is therefore exposed to liquidity risk, taking into consideration the forecasts of cash flows required to finance its investments and other activities.

4)	Market risk—Foreign exchange risk

The Company might be exposed to foreign exchange risk as a result of making payments to employees or service providers and investment of some liquidity in currencies other than the U.S. dollar (the functional currency of the Company). The Company manages the foreign exchange risk by aligning the currencies for holding liquidity with the currencies of expected expenses, based on the expected cash flows of the Company. Had the dollar been stronger by 5% against the New Israeli Shekel (“NIS”), assuming all other variables remained constant, the Company would have recognized an additional expense of $51 thousand, $13 thousand and $100 thousand in profit or loss for the years ended December 31, 2017, 2016 and 2015, respectively.

b.	Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital. It should be noted that the Company is in the research and development stage and does not yet generate regular revenue streams. (See also note 1a).

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

As of December 31, 2017 and 2016, the fair value of financial instruments (cash and cash equivalents, short term bank deposits, other current assets, trade receivables and accounts payable) are approximate to their carrying value.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 4—FINANCIAL RISK MANAGEMENT (continued):

d.	Composition of monetary balances

The composition of financial instruments by currency:

As of December 31, 2017:

	Dollars	NIS	Pound sterling	Euro & SEK	Total
	U.S. dollars in thousands
Assets:
Cash and cash equivalents	$4,781	$1,546	$187	$180	$6,694
Short term bank deposits	48,035	—	—	—	48,035
Trade receivables	2,000	—	—	—	2,000
Other current assets (except for prepaid expenses)	—	1,447	—	—	1,447

	54,816	2,993	187	180	58,176

Liabilities—
Accounts payable and accrued expenses	$4,492	$1,973	$45	$13	$6,523

Net assets	$50,324	$1,020	$142	$167	$51,653

As of December 31, 2016:

	Dollars	NIS	Pound sterling	Euro & SEK	Total
	U.S. dollars in thousands
Assets:
Cash and cash equivalents	$10,705	$768	$21	$91	$11,585
Short term bank deposits	33,669	—	—	—	33,669
Other current assets (except for prepaid expenses)	—	912	—	—	912

	44,374	1,680	21	91	46,166

Liabilities—
Accounts payable and accrued expenses	$3,297	$1,428	$40	$23	$4,788

Net assets (liabilities)	$41,077	$252	$(19)	$68	$41,378

NOTE 5—SHORT-TERM BANK DEPOSITS:

The bank deposits in 2017 of $48,035 thousand are for terms of three months to one year and carry interest at annual rates of 1.56%-1.81%. The bank deposits in 2016 of $33,669 thousand are for terms of three months to one year and carry interest at annual rates of 0.97%-1.56%.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 6—PROPERTY AND EQUIPMENT

Composition of assets, grouped by major classifications, and changes therein is as follows:

	Cost				Accumulated depreciation
	Balance at beginning of year	Additions during the year	Disposals during the year	Balance at end of year	Balance at beginning of year	Additions during the year	Disposals during the year	Balance at end of year	Net book value
	U.S. dollars in thousands
Year ended December 31, 2017:
Laboratory equipment	$2,024	$1,186	$(194)	$3,016	$1,605	$90	$(194)	$1,501	$1,515
Computers	400	95	(257)	238	368	43	(257)	154	84
Office furniture and equipment	67	83	(39)	111	57	2	(39)	20	91
Leasehold improvements	752	5,233	(310)	5,675	526	21	(310)	237	5,438

	$3,243	$6,597	(800)	$9,040	$2,556	$156	$(800)	$1,912	$7,128

	Cost				Accumulated depreciation
	Balance at beginning of year	Additions during the year	Disposals during the year	Balance at end of year	Balance at beginning of year	Additions during the year	Balance at end of year	Net book value
		U.S. dollars in thousands
Year ended December 31, 2016:
Laboratory equipment	$1,683	$341	—	$2,024	$1,528	$77	$1,605	$419
Computers	374	26	—	400	336	32	368	32
Office furniture and equipment	66	1	—	67	54	3	57	10
Leasehold improvements	629	123	—	752	508	18	526	226

	$2,752	$491	—	$3,243	$2,426	$130	$2,556	$687

Year ended December 31, 2015:
Laboratory equipment	$1,638	$45	—	$1,683	$1,459	$69	$1,528	$155
Computers	347	27	—	374	306	30	336	38
Office furniture and equipment	65	1	—	66	50	4	54	12
Leasehold improvements	612	17	—	629	489	19	508	121

	$2,662	$90	—	$2,752	$2,304	$122	$2,426	$326

NOTE 7—SEVERANCE PAY OBLIGATIONS, net:

a.	The Company has both defined benefit and defined contribution plans.

The Company has no obligation relating to the defined contribution plans. The obligation under the defined benefit plans is covered partly by regular deposits with severance pay funds and by the purchase of insurance policies.

b.	The Company’s obligation to make pension payments is covered by regular deposits with defined contribution plans. The amounts deposited are not reflected in the statements of financial position.

c.	The amounts recognized in the statements of financial position were as follows:

	Year ended December 31
	2017	2016
	U.S. dollars in thousands
Severance pay obligations	$469	$387
Fair value of plan assets	341	301

Liability in the statements of financial position	$128	$86

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 7—SEVERANCE PAY OBLIGATIONS, net (continued):

Amounts charged to other comprehensive loss (income) for the years ended December 31, 2017, 2016 and 2015 were $24 thousand, $5 thousand and $(6) thousand, respectively.

The principal actuarial assumptions used for December 31, 2017 and 2016 were as follows:

	2017	2016
Discount rate	2.8%	3.6%
Future salary increases	4.5%	4.5%

d.	The amounts recorded as an employee benefit expense in respect of defined contribution plans for the years ended December 31, 2017, 2016and 2015 were $318 thousand, $266 thousand and $254 thousand, respectively.

NOTE 8—LICENSE AND SUPPLY AGREEMENT

In November 2017, the Company signed an exclusive license agreement with NanoCarrier Co., Ltd. for the development, commercialization, and supply of VB-111 in Japan. VBL retains rights to VB-111 in the rest of the world (“The License Agreement”). Under terms of the agreement, VBL has granted NanoCarrier an exclusive license to develop and commercialize VB-111 in Japan for all indications. VBL will supply NanoCarrier with VB-111, and NanoCarrier will be responsible for all regulatory and other clinical activities necessary for commercialization in Japan. In exchange, the Company received an up-front nonrefundable payment of $15.0 million, and is entitled to receive greater than $100.0 million additional payments only if certain development or commercial milestones are achieved. VBL will also receive tiered royalties on net sales. In addition, in case NanoCarrier will enter into a sublicense agreement, the Company will be entitled to receive royalties from sublicense income received by NanoCarrier.

In December 2017, the Company met the first milestone relating to the commencement of the Ovarian Phase 3 trial; and therefore, it recognized $2.0 million in trade receivables, which was received in January 2018.

As of December 2017, and in accordance with IFRS 15, the Company concluded that it has satisfied the performance obligation for the grant of the license and use of its IP and recognized revenue in the amount of $11.9 million. In addition, upon the commencement of the Ovarian Phase 3 trial milestone, the Company recognized additional variable revenue in the amount of $2.0 million.

The performance obligation relating to the Company’s participation and consulting assistance services during the development period is recognized over the service period. Out of the consideration received, the Company has deferred revenue in the amount of $3.1 million ($1.0 million is classified within current liabilities, and $2.1 million within non-current liabilities, which will be recognized until 2020).

All revenue recognized in 2017 was related to the license and use of the Company's IP. No revenues were recognized related to the Company's participation and consulting assistance services.

For further details regarding the adoption of IFRS 15 - see note 2(m).

NOTE 9—COMMITMENTS:

a.	In April 2011, the Company executed a Commercial License Agreement with Crucell Holland B.V. (“Crucell”), for incorporating the adenovirus 5 in VB-111 and other drug candidates for cancer for consideration including the following potential future payments:

●	an annual license fee of €100 thousand ($120 thousand), continuing until the termination of the agreement, which will occur upon (i) the later of the expiration date of the last related patent or 10 years from the first commercial sale of VB-111 or (ii) the termination of the agreement by the Company, which is permitted, upon three months’ written advance notice to Crucell;

●	a milestone payment of €400 thousand ($480 thousand) upon receipt of the first regulatory approval for the marketing of the first indication for each product covered under the agreement; and

●	royalties of 0.5%-2.0% on net sales.

There are no limits or caps on the amount of potential royalties. Pursuant to the agreement, the Company has the right to terminate the agreement by giving Crucell three months’ written notice.

b.	In October 2012, the Company signed a lease agreement for the building it uses in consideration of $203 thousand per year. As of September 30, 2015, the lease was extended for two years through September 30, 2017 and then for another 3 months through December 31st, 2017, and for only the manufacturing facility (380 sq. meters) an additional 6 months period through June 30th, 2018. The future minimum lease payments required in the next year under the operating lease for such premises is approximately $48 thousand in 2018.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 9—COMMITMENTS (continued):

In October 2016, the Company entered into a long-term lease contract for approximately $2.0 million over 7 years for a new facility in Modiin, Israel with the option to extend for an additional two periods of three years each. The site houses the Company’s local biological drugs manufacturing facility, headquarters, discovery research and clinical development. The Company relocated to its new site in October 2017. The expected future minimum lease payment $346 thousand on an annual basis for the years ending December 31, 2018 through December 31, 2023, and $144 thousand for the year ending December 31, 2024.

The Company entered into operating lease agreements for vehicles it uses. The leases will expire in 2020. The expected lease payments for the years ending December 31, 2018, 2019 and 2020 are approximately $170 thousand, $147 thousand and $65 thousand, respectively.

c.	In February 2013, the Company entered into an agreement with Tel Hashomer—Medical Research, Infrastructure and Services Ltd. (“Tel Hashomer”). The agreement with Tel Hashomer provides that the Company will pay 1% of any net sales of any product covered by the intellectual property covered under the agreement and 2% of any consideration received by the Company for granting a license or similar rights to such intellectual property. Such amounts will be recorded as part of the Company’s cost of revenues. In addition, upon the occurrence of an exit event such as a merger, sale of all shares or assets or the closing of an initial public offering such as the IPO, the Company is required to pay to Tel Hashomer 1% of the proceeds received by the Company or its shareholders as the case may be. Royalty and all other payment obligations under this agreement will expire once the Company has paid an aggregate sum of NIS 100 million (approximately $29 million) to Tel Hashomer by way of pay out, exit proceeds and licensing consideration. Amounts previously paid as royalties on any net sales will not be taken into account when calculating this aggregate sum. Amounts payable upon occurrence of an exit event is not considered to be probable until actual occurrence. Upon occurrence of such event, as such event does not represent a substantive milestone with regard to the Company’s intellectual property, the amount to be paid is recorded in the Statement of Comprehensive Loss under research and development costs.

In November 2014, following the completion of an IPO, the Company paid to Tel Hashomer amount of $0.4 million. In November 2017, following the execution of The License Agreement, the Company paid Tel Hashomer an additional $340 thousand for a 2% consideration that was received for granting a license or similar rights to this intellectual property.

d.	In January 2015, the Company entered into an agreement with a Contact Research Organization (“CRO”) according to which it will receive project management, clinical development and other related services from the CRO for the execution of the Phase 3 rGBM clinical trial study in consideration for up to $18.7 million. Additional expenses related to changes in the study and in the estimated services involved were agreed upon and are being negotiated with the CRO during the execution of the study. Through December 31, 2017, expenses in the total amount of $17.5 million were incurred.

e.

The Company is committed to pay royalties to the Government of Israel on proceeds from sales of products in the research and development of which the Government participates by way of grants. At time the grants were received, successful development of the related project was not assumed. In the case of failure of the project that was partly financed by the Government of Israel, the Company is not obligated to pay any such royalties. Under the terms of the Company’s funding from the Israeli Government, royalties of 3%-3.5% are payable on sales of products developed from projects so funded up to 100% of the amount of the grant received by the Company (dollar linked) with the addition of an annual interest based on Libor. Following the License Agreement the Company entered in 2017, it accrued a liability for the repayment of royalties in the amount of $510 thousand against research and development expenses. This liability is presented within accounts payable in the statement of financial position. As of December 31, 2017, the total additional royalty amount that may be payable by the Company, before the additional Libor interest, is approximately $22.0 million ($26.9 million including interest).

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 9—COMMITMENTS (continued):

In addition, under the Research Law, we are prohibited from transferring, including by way of license, the IIA-financed technologies and related intellectual property rights and know-how outside of the State of Israel, except under limited circumstances and only with the approval of the IIA Research Committee. We may not receive the required approvals for any proposed transfer and, even if received, we may be required to pay the IIA a portion of the consideration that we receive upon any sale of such technology to a non-Israeli entity up to 600% of the grant amounts plus interest.

f.

In December 2017, the Company entered into an agreement with a Contact Research Organization (“CRO”) according to which it will receive project management, clinical development and other related services from the CRO for the execution of the Phase 3 study in platinum-resistant ovarian cancer in consideration for approximately $19.0 million. Through December 31, 2017, expenses in the total amount of $400 thousand were incurred.

NOTE 10—SHARE CAPITAL:

a.	Composed of shares of NIS 0.01 par value, as follows:

	Number of shares
	December 31
	2017	2016
Authorized:
Ordinary Shares	70,000,000	70,000,000

Issued:
Ordinary Shares (1)	29,879,323	26,902,285

(1)	The Ordinary Shares confer upon their holders the following rights: (i) the right to vote in any general meeting of the Company; (ii) the right to receive dividends; and (iii) the right to receive upon liquidation of the Company a sum equal to the nominal value of the share, and if a surplus remains, to receive such surplus.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 10—SHARE CAPITAL (continued):

b.	On November 3, 2015, the Company entered into an underwritten offering of 2,500,000 ordinary shares together with accompanying warrants to purchase an aggregate of 1,250,000 ordinary shares. The ordinary shares and warrants were sold in combination, with one warrant for each ordinary share sold, and represented the right to purchase 0.50 of an ordinary share. The combined offering price of each ordinary share and accompanying warrant was $6.00. The net proceeds from this offering, which closed on November 6, 2015 were $13.6 million after deducting the underwriting discounts and commissions and offering costs payable by the Company. The warrants are exercisable beginning on May 6, 2016 and will expire on May 6, 2021 at an exercise price of $7.50 per one ordinary share. The ordinary shares and warrants were immediately separable and were issued separately. The fair value of the separable warrants on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the warrants are mainly as follows: ordinary share price based on the share’s price at the stock market on November 3, 2015: $6.01; expected volatility based on comparable companies in the healthcare sector: 69.0%; risk-free interest rate: 1.59% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the warrants); expected dividend: zero; and expected life to exercise of 5.5 years. The consideration was allocated between ordinary shares and warrants based on the ratio of the warrants’ fair value and the ordinary share price.

c.	On June 7, 2016, the Company entered into a securities purchase agreement related to a registered direct offering for an aggregate of 4,359,091 ordinary shares, NIS 0.01 par value, at a purchase price of $5.50 per share. The net proceeds from this offering, which closed on June 10, 2016 were approximately $21.9 million after subtracting placement agent fees and offering costs.

d.

On December 1, 2016, the Company entered into a separate Equity Distribution Agreements with JMP Securities LLC and Chardan Capital Markets, LLC (collectively as the “Agents”) to implement an “at the market offering” program under which the Company, from time to time, may offer and sell its ordinary shares, NIS 0.01 par value, having an aggregate offering price of up to $20,000,000 (the “Shares”) through the Agents. The Company has provided the Agents with customary indemnification rights, and the Agents will be entitled to a fixed commission of 3.0% of the aggregate gross proceeds from the Shares sold. The “at the market offering” is effective through October 2018. For the year ended December 31, 2017, the Company sold an aggregate of 224,695 ordinary shares under its at-the-market equity facility. The total consideration amounted to $1,322 thousand, net of issuance costs.

e.

On November 16, 2017, the Company entered into an underwriting agreement with Piper Jaffray & Co. related to the underwritten offering of an aggregate of 2,500,000 ordinary shares, NIS 0.01 par value (the “Ordinary Shares”). The public offering price for each Ordinary Share was $7.50. The purchase price to be paid by the underwriters to the Company for each Ordinary Share was $7.20. The net proceeds from the sale of the Ordinary Shares, which closed on November 21, 2017, was approximately $17.9 million after deducting underwriting discounts and commissions and estimated offering expenses.

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

In March 2017, the Board of Directors approved the increase of 1,027,911 Ordinary Shares to the number of shares available for issuance under the 2014 Plan. As of December 31, 2017, options to purchase 5,091 of Ordinary Shares were reserved for future grant under the 2014 Plan.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 10—SHARE CAPITAL (continued):

Options granted in 2015:

		Number of options granted according to option plan of the Company		Exercise price per Ordinary	The fair value of options on date
Date of grant	Other than directors	To directors	Total	Share ($)	of grant (in thousands)
1) February 2015	—	60,000	60,000	$6.03	$722
2) November 2015	432,470	—	432,470	$7.52	$1,916

1)	60,000 options were allocated to two external directors of the Company.

a.	The options will vest over 3 years from the date of grant; 1/12 of the options at the end of each quarter in the course of the 3 years.

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

Options and Restricted Stock Units (“RSUs”) granted in 2016:

		Number of options and RSUs granted according to option plan of the Company		Exercise price per Ordinary	The fair value of options and RSUs on date
Date of grant	Other than directors	To directors	Total	Share ($)	of grant (in thousands)
1) February 2016	—	20,000	20,000	$3.48	$51
2) May and June 2016	70,000	—	70,000	$3.30 - $3.40	$230
3) March 2016	114,129	—	114,129	$0.002	$412
4) November 2016	725,000	—	725,000	$5.08	$3,232
5) November 2016	100,000	—	100,000	$0.002	$492

1)	20,000 options were allocated to two external directors of the Company:

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 10—SHARE CAPITAL (continued):

a.	The options will vest over 3 years from the date of grant; 1/12 of the options at the end of each quarter in the course of the 3 years.

b.	The fair value of the options on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows: an exercise price equal to $3.48, fair value of these options was estimated at $51 thousand with expected volatility based on comparable companies in the healthcare sector: 86.0%; risk-free interest rate: 1.64% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the options); expected dividend: zero; and the expected term; 11 years.

2)	70,000 options were allocated to two Consultants:

a.	The options will vest between 3 to 5 years.

b.	Company management estimates the fair value of the options granted to consultants based on the value of services received over the vesting period of the applicable options. The value of such services is estimated based on the additional cash compensation the Company would need to pay if such options were not granted. The fair value of these options on the date of grant was approximately $230 thousand.

3)	114,129 restricted stock units (“RSUs”) were allocated to officers of the Company:

a.	The RSUs vesting period is dependent on the achievement of certain clinical performance milestones.
b.	The fair value of these RSUs on the date of grant was approximately $412 thousand, using the quoted closing market share price of $3.61on the Nasdaq Global Market.

4)	725,000 options were allocated to employees and officers of the Company:

a.	The options will vest by 4 years with 50% on the second year anniversary; the remaining 50% at 1/8 of the options at the end of each quarter over the course of the last 2 years.

b.	The fair value of the options on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows: an exercise price equal to $5.08, fair value of these options was estimated at $3,232 thousand with expected volatility based on comparable companies in the healthcare sector: 97.0%; risk-free interest rate: 1.78% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the options); expected dividend: zero; and the expected term; 11 years.

5)	100,000 RSUs were allocated to officers of the Company:

a.	The RSUs vesting period is dependent on the achievement of certain clinical performance milestones.

b.	The fair value of these RSUs on the date of grant was approximately $492 thousand, using the quoted closing market share price of $4.92 on the Nasdaq Global Market.

Options and Restricted Stock Units (“RSUs”) granted in 2017:

		Number of options granted according to option plan of the Company		Exercise price per Ordinary	The fair value of options on date
Date of grant	Other than directors	To directors	Total	Share ($)	of grant (in thousands)
1) February 2017	—	20,000	20,000	$5.22	$100
2) March 2017	10,000	—	10,000	$5.43	$30
3) March 2017	—	65,000	65,000	$5.71	$337
4) June 2017	100,000	—	100,000	$5.39	$437
5) June 2017	36,000	—	36,000	$0.002	$175
6) October 2017	700,000	—	700,000	$5.99	$4,113
7) October 2017	140,000	—	140,000	$0.002	$903

1)	20,000 options were allocated to two independent directors of the Company:

a.	The options will vest over 3 years from the date of grant; 1/12 of the options at the end of each quarter in the course of the 3 years.

b.	The fair value of the options on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows: an exercise price equal to $5.22, fair value of these options was estimated at $100 thousand with expected volatility based on comparable companies in the healthcare sector: 97.0%; risk-free interest rate: 2.41% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the options); expected dividend: zero; and the expected term; 11 years.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

2)	10,000 options was allocated to a Consultant:

a.	The options will vest over 3 years.

b.	Company management estimates the fair value of the options granted to consultants based on the value of services received over the vesting period of the applicable options. The value of such services is estimated based on the additional cash compensation the Company would need to pay if such options were not granted. The fair value of these options on the date of grant was approximately $30 thousand.

3)	65,000 options were allocated to four independent directors of the Company:

a.	The options will vest by 4 years with 50% on the second year anniversary; the remaining 50% at 1/8 of the options at the end of each quarter over the course of the last 2 years.

b.	The fair value of the options on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows: an exercise price equal to $5.71, fair value of these options was estimated at $337 thousand with expected volatility based on comparable companies in the healthcare sector: 97.0%; risk-free interest rate: 2.44% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the options); expected dividend: zero; and the expected term; 11 years.

4)	100,000 options was allocated to an officer of the Company:

a.	The options will vest by 4 years with 25% on the first year anniversary; the remaining 75% at 1/12 of the options at the end of each quarter over the course of the last 3 years.

b.

The fair value of the options on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows: an exercise price equal to $5.39, fair value of these options was estimated at $437 thousand with expected volatility based on comparable companies in the healthcare sector: 97.0%; risk-free interest rate: 2.15% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the options); expected dividend: zero; and the expected term; 11 years.

5)	36,000 restricted stock units (“RSUs”) were allocated to an officer of the Company:

a.	The RSUs vesting period is dependent on the achievement of certain clinical performance milestones.

b.	The fair value of these RSUs on the date of grant was approximately $175 thousand, using the quoted closing market share price of $4.85 on the Nasdaq Global Market.

6)	700,000 options were allocated to employees and officers of the Company:

a.	The options will vest by 4 years with 25% on the first year anniversary; the remaining 75% at 1/12 of the options at the end of each quarter over the course of the last 3 years.

b.	The fair value of the options on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows: an exercise price equal to $5.99, fair value of these options was estimated at $4,113 thousand with expected volatility based on comparable companies in the healthcare sector: 97.0%; risk-free interest rate: 2.41% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the options); expected dividend: zero; and the expected term; 11 years.

7)	140,000 RSUs were allocated to officers of the Company:

a.	The RSUs vesting period is dependent on the achievement of certain clinical performance milestones.

b.	The fair value of these RSUs on the date of grant was approximately $903 thousand, using the quoted closing market share price of $6.45 on the Nasdaq Global Market.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 10—SHARE CAPITAL (continued):

g.	Changes in the number of options, warrants and RSUs and weighted average exercise prices are as follows:

	Year ended December 31
	2017		2016		2015
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of year	3,241,535	$3.41	2,304,179	$3.17	1,885,123	$2.01
Granted	1,071,000	4.91	1,029,129	3.87	492,470	7.34
Exercised	(252,343)	1.91	(72,873)	1.66	(71,647)	1.32
Forfeited	(24,097)	4.18	(18,900)	6.92	(1,767)	3.32

Outstanding at end of year	4,036,095	$3.88	3,241,535	$3.41	2,304,179	$3.17

Exercisable at end of year	1,844,283	$2.97	1,718,713	$2.16	1,688,773	$2.05

h.	The following is information about exercise price and remaining contractual life of outstanding options, warrants and RSUs at year-end:

December 31, 2017			December 31, 2016			December 31, 2015
Number of options outstanding at end of year	Exercise price	Weighted average of remaining contractual life	Number of options outstanding at end of year	Exercise Price	Weighted average of remaining contractual life	Number of options outstanding at end of year	Exercise price	Weighted average of remaining contractual life
758,928	$0.002	8.29	620,970	$0.002	10.73	406,841	$0.002	17.39
98,657	$1.21	6.78	117,990	$1.21	7.65	171,990	$1.21	8.84
513,969	$2.47	10.45	713,282	$2.47	1.12	721,632	$2.47	2.30
584,871	$3.30 - $3.48	14.96	588,023	$3.30 - $3.48	15.96	511,246	$3.32	17.75
60,000	$6.03	17.13	60,000	$6.03	18.13	60,000	$6.03	19.13
409,670	$7.52	17.88	416,270	$7.52	18.88	432,470	$7.52	19.89
1,610,000	$5.08 - $5.99	19.38	725,000	$5.08	19.87

4,036,095			3,241,535			2,304,179

i.	Expenses for share based compensation recognized in statements of comprehensive loss were as follows:

	Year ended December 31
	2017	2016	2015
	U.S. dollars in thousands
Research and development expenses	$2,027	$900	$385
Administrative and general expenses	1,977	520	656
Marketing expenses	148	—	—

	$4,152	$1,420	$1,041

The remaining unrecognized compensation expenses as of December 31, 2017 are $6,444 thousand; this amount will be expensed in full by December 2021.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 11—TAXES ON INCOME

The Company is taxed according to Israeli tax laws:

a.	Measurement of results for tax purposes

The Company as a “foreign-investment company” measures its results for tax purposes in dollar based on Income Tax Regulations (Bookkeeping Principles of Foreign Invested Companies and of Certain Partnerships and the Determination of Their Taxable Income), 1986.

b.	Tax rates

The income of the Company, other than income from Benefitted Enterprises (see c below), is subject to the regular corporate tax rate. The corporate tax rate for 2017, 2016 and 2015 were 24%, 25% and 26.5%, respectively. In January 2016, the Law for the Amendment of the Income Tax Ordinance (No. 216) was published, enacting a reduction of corporate tax rate beginning in 2016 and thereafter, from 26.5% to 25%.

In December 2016, the Economic Efficiency Law (Legislative Amendments for Implementing the Economic Policy for the 2017 and 2018 Budget Year) was published, introducing a gradual reduction in corporate tax rate from 25% to 23%. As a result, the corporate tax rate in 2017 is 24% and in 2018 and thereafter reduced to 23%.

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

The period of tax benefits, as described above, is limited to 12 years from the beginning of the Benefited Enterprise election year (2012). As of December 31, 2017, the period of benefits has not yet commenced.

In the event of distribution or deemed distribution of dividends from income which was tax exempt as above, the amount distributed will be subject to the tax rate it was exempted from.

The Company is entitled to claim accelerated depreciation in respect of equipment used by the approved enterprises during five tax years.

Entitlement to the above benefits is conditioned upon the Company fulfilling the conditions stipulated by the Investment Law and regulations published thereunder.

In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to apply the regular tax depreciation rates and pay tax on the income in question at the regular corporate tax rates with the addition of linkage differences to the Israeli consumer price index and interest.

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

The benefits are granted to companies that qualify under criteria set forth in the Investment Law; for the most part, those criteria are similar to the criteria that have existed in the Investment Law prior to its amendment and the benefit period is unlimited in time. However, in accordance with the Amendment, the classification of licensing income as Preferred income may be subject to the issuance of a pre-ruling by the Israel Tax Authority.

Under the transitional provisions of the Investment Law, a company is allowed to continue to enjoy the tax benefits available under the Investment Law prior to its amendment until the end of the period of benefits, as defined in the Investment Law.

In each year during the period of benefits of its Benefited Enterprise, the Company will be able to opt for application of the Amendment, thereby making available to itself the tax rate described above. The Company’s election to apply the Amendment is irrevocable.

As of December 31, 2017, the Company’s management decided not to adopt the application of the Amendment.

There is no assurance that future taxable income of the Company will qualify as Benefited or Preferred income or that the benefits described above will be available to the Company in the future.

d.	Losses for tax purposes carried forward to future years

The balance of carry forward losses as of December 31, 2017 and 2016 are $144.9 million and $137.1 million, respectively.

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

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 12—SUPPLEMENTARY FINANCIAL INFORMATION:

	December 31
	2017	2016
	U.S. dollars in thousands
a. Other current assets:
Institutions - VAT	$865	$144
Prepaid expenses	282	408
Government grants receivable	482	768
Other	100	—

	$1,729	$1,320

b. Accounts payable—other:
Accrued expenses	$2,956	$1,923
Employee—related accrued expenses	317	217
Provision for vacation	192	126

	$3,465	$2,266

	Year ended December 31
	2017	2016	2015
	U.S. dollars in thousands
c. Research and development expenses, net:
Payroll and related expenses	$4,636	$2,921	$2,807
Subcontractors and consultation	12,450	8,894	7,227
Materials	768	556	762
Patent expenses	797	752	1,324
Depreciation	106	88	88
Office rent and maintenance	721	397	404
Other	481	539	437

	19,959	14,147	13,049
Government grants (see note 9e)	(2,189)	(1,700)	(1,851)

	$17,770	$12,447	$11,198

d. Administrative and general expenses:
Payroll and related expenses	$2,681	$1,499	$843
Management and professional fees	2,212	1,614	2,018
Foreign travel	279	259	236
Depreciation	50	42	34
Other	625	414	542

	$5,847	$3,828	$3,673

e. Marketing expenses
Payroll and related expenses	$346	—	—
Consultation	216	—	—

	$562	—	—

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 13—LOSS PER SHARE

Basic and diluted loss per share:

Basic

Basic loss per share is calculated by dividing the result attributable to equity holders of the Company by the weighted average number of Ordinary Shares in issue during the year.

Diluted

All Ordinary Shares underlying outstanding options, RSU’s and warrants have been excluded from the calculation of the diluted loss per share for the years ended December 31, 2017, 2016 and 2015 since their effect was anti-dilutive. The total number of options, RSU’s and warrants excluded from the calculations of diluted loss per share were – 5,286,095, 4,491,535, and 3,554,179 for the years ended December 31, 2017, 2016 and 2015, respectively.

	Year ended December 31
	2017	2016	2015
	U.S. dollars in thousands, except per share data
Basic and diluted:
Loss attributable to equity holders of the Company	$10,138	$16,002	$14,888

Weighted average number of ordinary shares in issue	27,398,169	24,970,585	20,309,596

Loss per ordinary share	$0.37	$0.64	$0.73

NOTE 14—FINANCIAL (INCOME) EXPENSES, net:

	Year ended December 31
	2017	2016	2015
		U.S. dollars in thousands
Financial income:
Interest from deposits	$335	$263	$100
Exchange differences	209	22	—

	544	285	100

Financial expenses:
Bank fees	27	12	16
Exchange differences	—	—	101

	27	12	117

TOTAL FINANCIAL (INCOME) EXPENSES, net	$(517)	$(273)	$17

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 15—RELATED PARTIES—TRANSACTIONS AND BALANCES:

a.	Transactions with related parties

Key management personnel include members of the Board of Directors, the Chief Executive Officer and all Vice Presidents of the Company and companies controlled by them.

	Year ended December 31
	2017	2016	2015
	U.S. dollars in thousands

Key management compensation:
Labor cost and related expenses	$2,202	$1,737	$1,791
Share-based payments	2,075	817	798
Other	406	420	446

	$4,683	$2,974	$3,035

b.	Balances with related parties:

	December 31
	2017	2016
	U.S. dollars in thousands
Key management—
Payables and accrued expenses - for salary and related expenses	$409	$319

Severance pay obligations	$88	$69

Provision for vacation	$97	$65

NOTE 16—SUBSEQUENT EVENT:

On March 8, 2018, the Company reported top-line results from its pivotal Phase 3 GLOBE study in patients with recurrent glioblastoma (rGBM). The study did not meet its pre-specified primary endpoint of overall survival.  The Company expects to receive the full and final data and to conduct an in-depth analysis in order to better understand the outcome of the study and the potential activity of VB-111 in recurrent GBM.

Item 19. Exhibits

Exhibit No.	Description

1.1	Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.2 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 30, 2014).

1.2	Memorandum of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.4 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 30, 2014).

2.1	Amended and Restated Investors’ Rights Agreement, dated as of March 13, 2008, by and among the Registrant and the other parties thereto, as amended. (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

2.2	Form of Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 29, 2014).

2.3	Warrant to purchase ordinary shares, dated May 8, 2014, issued to S.R. Horn Assets Ltd. (incorporated by reference to Exhibit 4.3 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

2.4	Warrant to purchase ordinary shares, dated April 1, 2001, issued to Dror Harats, as amended (incorporated by reference to Exhibit 4.4 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

2.5	Warrant to purchase ordinary shares, dated May 14, 2001, issued to Dror Harats, as amended (incorporated by reference to Exhibit 4.5 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

2.6	Warrant to purchase ordinary shares, dated December 28, 2001, issued to Dror Harats, as amended (incorporated by reference to Exhibit 4.6 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

4.1	Employee Ownership and Share Option Plan (2011) of the Registrant, and form of agreement thereunder (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

4.2	Form of Release and Indemnification Agreement to be entered into between the Registrant and its officers and directors (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 25, 2014).

4.3†	Commercial Gene Therapy License Agreement, dated April 15, 2011, between the Registrant and Crucell Holland B.V. (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.4†	Agreement, dated February 3, 2013, between the Registrant and Tel Hashomer—Medical Research, Infrastructure and Services Ltd. (incorporated by reference to Exhibit 10.4 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.5†	Manufacturing Services Agreement, dated January 5, 2012, between the Registrant and Lonza Houston, Inc. (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.6	Master Services Agreement, dated May 14, 2008, between the Registrant and Genzyme Pharmaceuticals (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

115

Exhibit No.	Description

4.7†	Technical Agreement on the Manufacture of Capsules, dated April 29, 2008, between the Registrant and Encap Drug Delivery and standard terms and conditions of purchase order (incorporated by reference to Exhibit 10.7 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.8†	Technical Agreement on the Manufacture of Capsules, dated August 3, 2012, between the Registrant and Encap Drug Delivery and standard terms and conditions of purchase order (incorporated by reference to Exhibit 10.8 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.9†	Material Transfer and Confidentiality Agreement, effective as of September 19, 2005, among the Registrant, Crucell Holland B.V. and BioReliance Ltd. (incorporated by reference to Exhibit 10.9 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.10†	General Services Agreement, dated September 24, 2012, between the Registrant and BioClinica, Inc., and Addendum dated November 19, 2012 and August 29, 2013 (incorporated by reference to Exhibit 10.10 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.11†	Clinical Trial Agreement, dated September 9, 2012, between the Registrant and SCIderm GmbH (incorporated by reference to Exhibit 10.11 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.12†	Service Agreement, dated November 8, 2012, between the Registrant and KCR S.A. (incorporated by reference to Exhibit 10.12 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.13†	Service Agreement, dated December 16, 2013, between the Registrant and KCR S.A. (incorporated by reference to Exhibit 10.13 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.14#	Lease Agreement, dated January 2013, between the Registrant and Matzlawi Building Company Ltd. (incorporated by reference to Exhibit 10.14 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

4.15†	Material Transfer and Confidentiality Agreement, effective February 6, 2012 between the Registrant, Crucell Holland B.V. and Lonza Houston, Inc. (incorporated by reference to Exhibit 10.15 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.16	Agreement between the Registrant and Prof. Jacob George, dated January 24, 2010, as amended on August 1, 2012 (incorporated by reference to Exhibit 10.16 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

4.17	Employee Share Ownership and Option Plan (2014) of the Registrant, and form of Capital Gains Option Agreement thereunder (incorporated by reference to Exhibit 10.17 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 25, 2014).

4.18†	Master Services Agreement, effective as of January 30, 2015, by and between PPD Development, L.P. and the Registrant.

4.19*# 4.20*††

Lease Agreement, dated as of June 10, 2016, by and between the Registrant and Darwish Shalom.

Development, Commercialization and Supply Agreement, dated as of November 3, 2017, by and between the Registrant and NanoCarrier Co., Ltd.

4.21*††	Clinical Trial Services Agreement by and between the Registrant and the GOG Foundation, Inc. dated December 23, 2017.

4.22*††	Agreement by and between the Registrant and Biopharmax Group Ltd. dated June 1, 2016.

12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).

12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).

13.1**	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, Independent Registered Public Accounting Firm.

116

† ††

Portions of this exhibit have been omitted pursuant to a grant of confidential treatment by the Securities and Exchange Commission and the non-public information has been filed separately with the Securities and Exchange Commission.

Portions of this exhibit have been omitted pursuant to a request for confidential treatment by the Securities and Exchange Commission and the non-public information has been filed separately with the Securities and Exchange Commission.

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

117

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VASCULAR BIOGENICS LTD.

By:	/s/ Dror Harats
Dror Harats Chief Executive Officer

Date: March 15, 2018

118