Form 20-F
period 2018-12-31
Vascular Biogenics Ltd.
filed 2019-03-28
CIK 1603207

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

For the transition period from______ to _______

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

As of December 31, 2018, the Registrant had 35,881,128 Ordinary Shares outstanding.

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

All forward-looking statements involve risks, assumptions and uncertainties. You should not rely upon forward-looking statements as predictors of future events. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See the sections “Item 3. Key Information-D. Risk Factors,” “Item 5. Operating and Financial Review and Prospectus” and elsewhere in this Annual Report for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results.

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

The audited financial statements for the years ended December 31, 2018, 2017 and 2016 in this Annual Report have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table summarizes our financial data. We have derived the summary statements of operations data for the years ended December 31, 2018, 2017, and 2016, and the balance sheet data as of December 31, 2018 and 2017 from our audited financial statements included elsewhere in this Annual Report. The statements of operations data for the years ended December 31, 2015 and 2014, and the balance sheet data as of December 31, 2016, 2015 and 2014 is derived from audited financial statements not included in this Annual Report.

The summary of our financial data set forth below should be read together with our audited financial statements and the related notes, as well as the section entitled “Item 5. Operating and Financial Review and Prospects,” included elsewhere in this Annual Report.

(in thousands, except share and per-share data)	2018	2017	2016	2015	2014
Statements of operations data:
Revenues	$585	$13,864	$-	$-	$-
Cost of revenues	(235)	(340)	-	-	-
Gross Profit	$350	$13,524	$-	$-	$-
Research and development expenses, net	$15,940	$17,770	$12,447	$11,198	$10,974
Marketing expenses	397	562	-	-	-
General and administrative expenses	5,220	5,847	3,828	3,673	3,804 *
Operating loss	21,207	10,655	16,275	14,871	14,778
Financial income	(908)	(544)	(285)	(100)	(15)
Financial expenses:
Loss from change in fair value of convertible loan	-	-	-	-	2,342
Other financial expenses	159	27	12	117	302
Financial (income) expenses, net	(749)	(517)	(273)	17	2,629
Other comprehensive loss (income)	(25)	24	5	(6)	(10)
Comprehensive loss	20,433	$10,162	$16,007	14,882	$17,397
Loss per ordinary share, basic and diluted	0.62	$0.37	$0.64	$0.73	$3.09
Weighted average ordinary shares outstanding, basic and diluted	32,969,094	27,398,169	24,970,585	20,309,596	5,627,324

* Includes a one-time expense related to the IPO grant of options to our Chief Executive Officer of $2.2 million.

	December 31,
	2018	2017	2016	2015	2014
		(in thousands)
Statements of financial position data:
Cash and cash equivalents and short-term bank deposits	$50,482	$54,729	$45,254	$37,146	$36,783
Total assets	60,678	65,689	47,274	39,238	38,138
Total liabilities	7,585	9,789	4,874	4,231	3,036
Ordinary shares	73	57	50	38	32
Total equity	53,093	55,900	42,400	35,007	35,102

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

We are a clinical-stage biotechnology company, and we have not yet generated any regular revenue streams. We have incurred losses in each year since our inception in 2000, including net losses of $20.5 million, $10.1 million and $16.0 million for the years ended December 31, 2018, 2017 and 2016, respectively. As of December 31, 2018, we had an accumulated deficit of $188.6 million.

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

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we:

●	continue our research and pre-clinical and clinical development of our product candidates;

●	expand the scope of our current clinical trials for our product candidates;

●	initiate additional pre-clinical, clinical or other studies for our product candidates;

●	seek regulatory and marketing approvals for any of our product candidates that successfully complete clinical trials;

●	further develop the manufacturing process for our product candidates;

●	Operate and possibly expand our new, commercial scale manufacturing facility;

●	change or add additional manufacturers or suppliers;

●	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

●	seek to identify and validate additional product candidates;

●	acquire or in-license other product candidates and technologies;

●	make milestone or other payments under any in-license or other intellectual property related agreements, including our agreement with Tel Hashomer-Medical Research, Infrastructure and Services Ltd. and our license from Janssen Vaccines & Prevention B.V., or Janssen (formerly known as Crucell Holland B.V.), and any other licensing arrangements we may enter into the future;

●	maintain, protect and expand our intellectual property portfolio;

●	attract and retain skilled personnel;

●	create additional infrastructure to support our operations as a public company; and

●	experience any delays or encounter issues with any of the above.

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

We may need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

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

As of December 31, 2018, our cash and cash equivalents and short-term bank deposits were $50.5 million. As of December 31, 2018, we estimate that our existing cash, cash equivalents and short-term bank deposits will be sufficient to fund our operations for about 3 years. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches. In any event, we might require additional capital to obtain regulatory approval for our product candidates, and to commercialize any that receive regulatory approval. Raising funds in the current economic environment may present additional challenges. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

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

Through December 31, 2018 we had received an aggregate of $22.6 million in the form of grants from the Israeli Office of the Chief Scientist, or OCS, which has later transformed to the Israeli Innovation Authority, or IIA. The requirements and restrictions for such grants are found in the Israel Encouragement of Research and Development in Industries, or the Research Law. Under the Research Law, royalties of 3% to 3.5% on the revenues derived from sales of products or services developed in whole or in part using these IIA grants are payable to the Israeli government. We developed both of our platform technologies, at least in part, with funds from these grants, and accordingly we would be obligated to pay these royalties on sales of any of our product candidates that achieve regulatory approval. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. As of December 31, 2018, the balance of the principal and interest in respect of our commitments for future payments to the IIA totaled approximately $27.8 million. As part of funding our current and planned product development activities, we submitted follow-up grant application.

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

Under the Research Law, we are required to manufacture the major portion of each of our products developed using these grants in the State of Israel or otherwise ask for special approvals. We may not receive the required approvals for any proposed transfer of manufacturing activities. Even if we do receive approval to manufacture products developed with government grants outside of Israel, the royalty rate may be increased and we may be required to pay up to 300% of the grant amounts plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in our own manufacturing operations for those products or technologies. See “Item 5. Operating and Financial Review and Prospects-Financial Overview-Research and Development Expenses” for additional information.

Additionally, under the Research Law, we are prohibited from transferring, including by way of license, the IIA-financed technologies and related intellectual property rights and know-how outside of the State of Israel, except under limited circumstances and only with the approval of the IIA Research Committee. We may not receive the required approvals for any proposed transfer and, even if received, we may be required to pay the IIA a portion, to be set by the IIA upon their approval of such transaction, of the consideration or milestone and royalties payments that we receive upon any sale or out licensing of such technology to a non-Israeli entity, up to 600% of the grant amounts plus interest. The scope of the support received, the royalties that we have already paid to the IIA, the amount of time that has elapsed between the date on which the know-how or the related intellectual property rights were transferred and the date on which the IIA grants were received and the sale price and the form of transaction will be taken into account in order to calculate the amount of the payments to the IIA. Approval of the transfer of technology to residents of the State of Israel is required, and may be granted in specific circumstances only if the recipient abides by the provisions of applicable laws, including the restrictions on the transfer of know-how and the obligation to pay royalties. No assurance can be made that approval to any such transfer, if requested, will be granted.

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

These restrictions will continue to apply even after we have repaid the full amount of royalties on the grants. For the years ended December 31, 2018, 2017 and, 2016, we recorded grants totaling $2.0 million, $2.7 million, and $1.7 million from the IIA, respectively. The grants represented 11.22%, 14%, and 12% respectively, of our gross research and development expenditures for the years ended December 31, 2018, 2017 and, 2016. If we fail to satisfy the conditions of the Research Law, we may be required to refund certain grants previously received together with interest and penalties, and may become subject to criminal charges.

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

We have concentrated our product research and development efforts on our three distinct platform technologies, and our future success depends on the successful development of these technologies. We could experience development problems in the future related to our technologies, which could cause significant delays or unanticipated costs, and we may not be able to solve such development problems. We may also experience delays in developing a sustainable, reproducible and scalable manufacturing process or transferring that process to commercial partners, if we decide to do so, which may prevent us from completing our clinical trials or commercializing our products on a timely or profitable basis, if at all.

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

We are currently in Phase 3 clinical trial for VB-111 for ovarian cancer and expect to launch a couple of Investigator Initiated trials one for rGBM and the other for GI tumors in combination with immune-oncology drug. Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates in humans. Clinical testing is expensive, time-consuming and uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

●	delays in reaching a consensus with regulatory agencies on trial design;

●	delays in reaching agreement on acceptable terms with prospective CROs and clinical trial sites;

●	delays in obtaining required IRB approval at each clinical trial site;

●	delays in recruiting suitable patients to participate in our clinical trials including in particular for those trials for rare diseases such as ovarian cancer;

●	imposition of a clinical hold by regulatory agencies, including after an inspection of our clinical trial operations or trial sites;

●	failure by our CROs, other third parties or us to adhere to clinical trial requirements;

●	failure to perform in accordance with the FDA’s good clinical practices, or GCP, or applicable regulatory requirements in other countries;

●	delays in the testing, validation, manufacturing and delivery of our product candidates to the clinical sites;

●	delays in having patients complete participation in a trial or return for post-treatment follow-up;

●	clinical trial sites or patients dropping out of a trial;

●	occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits; or

●	changes in regulatory requirements and guidance that require amending or submitting new clinical trial protocols.

●	Discontinuation or other hurdles in the expected Investigators’ Initiated trials, which are conducted by academic and other investigational third parties and are not controlled by us.

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

Risks Related to Commercialization of Our Product Candidates

We intend to fully rely or partially rely on third-party manufacturers to produce commercial quantities of any of our product candidates that receives regulatory approval, but we have not entered into binding agreements with any such manufacturers to support commercialization. Additionally, these manufacturers do not have experience producing our product candidates at commercial levels and may not achieve the necessary regulatory approvals or produce our product candidates at the quality, quantities, locations and timing needed to support commercialization.

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

As of March 1, 2019, we had 39 employees. As we mature and undertake the activities required to advance our product candidates into later stage clinical development and to operate as a public company, we expect to expand our full-time employee base and to hire more consultants and contractors. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate or grow revenue could be compromised, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

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

We carry combined public and products liability (including human clinical trials extension) insurance of $5.0 million per occurrence and $5.0 million aggregate limit, with extension to $10.0 million for the Phase 3 study in rGBM and for the Phase 3 study in ovarian cancer. We believe our product liability insurance coverage is sufficient in light of our current clinical programs; however, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If we obtain marketing approval for any product candidates, we intend to expand our insurance coverage to include the sale of commercial products, but we may not be able to obtain product liability insurance on commercially reasonable terms or in adequate amounts. On occasion, large judgments have been awarded in class action lawsuits based on drugs or medical treatments that had unanticipated adverse effects. A successful product liability claim or series of claims brought against us could cause our share price to decline and, if judgments exceed our insurance coverage, could materially and adversely affect our financial position.

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

We are exposed to the risks that the NIS may appreciate relative to the dollar, or, if the NIS instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar- denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the dollar. For example, the average exchange rate of the dollar against the NIS decreased in 2018, in 2017 and in 2016. Market volatility and currency fluctuations may limit our ability to cost- effectively hedge against our foreign currency exposure and, in addition, our ability to hedge our exposure to currency fluctuations in certain emerging markets may be limited. Hedging strategies may not eliminate our exposure to foreign exchange rate fluctuations and may involve costs and risks of their own, such as devotion of management time, external costs to implement the strategies and potential accounting implications. Foreign currency fluctuations, independent of the performance of our underlying business, could lead to materially adverse results or could lead to positive results that are not repeated in future periods.

Risks Related to Our Intellectual Property

We depend on our license agreement with Janssen Vaccines & Prevention B.V. and if we cannot meet requirements under such license agreement, we could lose the rights to our products, which could have a material adverse effect on our business.

VB-111 incorporates an adenoviral vector as the delivery vehicle based on our rights under a license agreement with Janssen Vaccines & Prevention B.V. If we fail to meet our obligations under this license agreement, including various diligence, milestone payment, royalty and other obligations, Janssen Vaccines & Prevention B.V. has the right to terminate our license, and upon the effective date of such termination, our right to use the licensed technology would terminate. We may enter into additional agreements in the future with Janssen Vaccines & Prevention B.V. that may impose similar obligations on us. While we would expect to exercise all rights and remedies available to us, including attempting to cure any breach by us, and otherwise seek to preserve our rights under the patents and other technology licensed to us, we may not be able to do so in a timely manner, at an acceptable cost or at all. Any uncured, material breach under the license agreement could result in our loss of rights and may lead to a complete termination of our product development and any commercialization efforts for the applicable product candidates since there are currently no significant similar alternatives on the market.

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

Presently we have rights to the intellectual property, through licenses from Janssen Vaccines & Prevention B.V. and under patents that we own, to develop our product candidates. Because our programs may involve additional product candidates that may require the use of proprietary rights held by third parties, the growth of our business may depend in part on our ability to acquire, in-license or use these proprietary rights. In addition, our product candidates may require specific formulations to work effectively and efficiently and these rights may be held by others. We may be unable to acquire or in-license any compositions, methods of use, processes or other third- party intellectual property rights from third parties that we identify. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment.

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

We have not yet registered trademarks for a commercial trade name for some of our product candidates and failure to secure such registrations could adversely affect our business.

We have not yet registered trademarks for a commercial trade name for some of our product candidates. During trademark registration proceedings, we may receive rejections. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the U.S. PTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. Moreover, any name we propose to use with our product candidates in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA.

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

As of December 31, 2018, to the best of our information, our executive officers, directors, five percent shareholders and their affiliates beneficially owned approximately 42.0% of our voting shares. Therefore, these shareholders have the ability to control us through their ownership positions. These shareholders may be able to determine all matters requiring shareholder approval. For example, these shareholders, if they were to act together, may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares that you may believe are in your best interest as one of our shareholders.

We are an “emerging growth company” and a “foreign private issuer,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies and foreign private issuers will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes- Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our ordinary shares held by non-affiliates exceeds $700.0 million as of any June 30 before that time or if we have total annual gross revenue of $1.07 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 or, if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately. For more details please refer to item 4. below.

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

As of December 31, 2018, options and warrants to purchase 12,211,676 ordinary shares at a weighted average exercise price of $3.50 per share were outstanding. The exercise of any of these options and warrants would result in additional dilution.

Sales of a substantial number of our ordinary shares in the public market could cause our share price to fall.

If our existing shareholders sell, indicate an intention to sell or the market perceives that they intend to sell, substantial amounts of our ordinary shares in the public market, the market price of our ordinary shares could decline significantly. As of December 31, 2018, we had outstanding a total of 35,881,128 ordinary shares. Substantially all of the shares are available for sale in the public market.

As of December 31, 2018, 10,467,971 ordinary shares are held by directors, executive officers and other affiliates (holders of more than 10% of the Company’s share capital) and are subject to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

In addition, as of March 1, 2019, an aggregate of 9,784,907 ordinary shares that are either subject to outstanding options, reserved for future issuance under our 2014 Plan or subject to outstanding warrants will or may become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules and Rule 144 and Rule 701 under the Securities Act. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our ordinary shares could decline.

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

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant share price volatility in recent years. For example, the price of our ordinary shares, which reached its high record of $17.02 per share at the close of the trading on January 27, 2015, decreased as low as $2.8 per share at the close of the trading on February 1, 2016 a drop of about 84%. In addition, the price of our ordinary shares, which was $6.80 per share at the close of the trading on March 7, 2018, decreased to $2.65 per share at the close of the trading on March 8, 2018 and to its low record of $0.6 per share at the close of the trading on December 21, 2018. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

We do not intend to pay dividends on our ordinary shares in the foreseeable future, so any returns will be limited to the value of our shares.

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

We would lose our foreign private issuer status if a majority of our directors or executive officers are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic reporting company may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic reporting company forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We will have to change our reporting from IFRS to US GAAP accounting standards and we may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic reporting companies. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

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

As of March 1, 2019, we had 39 employees, all of whom were based in Israel. Some of our employees may be called upon to perform up to 36 days (and in some cases more) of annual military reserve duty until they reach the age of 40 (and in some cases, up to 45 or older) and, in emergency circumstances, could be called to immediate and unlimited active duty. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. Since September 2000, in response to increased tension and hostilities, there have been occasional call-ups of military reservists, including in connection with the 2006 conflict in Lebanon, and the December 2008 and November 2012 conflicts with Hamas, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations. Additionally, the absence of a significant number of the employees of our Israeli suppliers and contractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations.

The tax benefits that are available to us if and when we generate taxable income require us to meet various conditions and may be prevented or reduced in the future, which could increase our costs and taxes.

If and when we generate taxable income, we would be eligible for certain tax benefits provided to “Benefited Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959, as amended, or the Investment Law. In order to remain eligible for the tax benefits for “Benefited Enterprises” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. In addition, we informed the Israeli Tax Authority of our choice of 2012 as a “Benefited Enterprise” election year, all under the Investment Law. The benefits available to us under this tax regulation are subject to the fulfillment of conditions stipulated in the regulation. Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies is 25% for 2016, 24% for 2017 and 23% for 2018 and thereafter. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Item 10E. Taxation-Israeli Tax Considerations and Government Programs-Law for the Encouragement of Capital Investments, 5719-1959.”

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

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders of U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of an officer of the company has a duty to act in fairness towards the company with regard to such vote or appointment. However, Israeli law does not define the substance of this duty of fairness. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations. See “Item 6. Directors, Senior Management and Employees-Approval of Related Party Transactions Under Israeli Law-Shareholders’ Duties.”

Provisions of Israeli law and our amended and restated articles of association could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our shareholders.

Israeli law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless at least 98% of the company’s outstanding shares are tendered. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer (unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek appraisal rights), may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition. See “Item 10B. Memorandum and Articles of Association-Acquisitions under Israeli Law” for additional information.

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

We do not believe that we were a CFC for the taxable year ended December 31, 2018 or that we are currently a CFC. It is possible, however, that a shareholder treated as a U.S. person for U.S. federal income tax purposes will acquire, directly or indirectly, enough shares to be treated as a Ten Percent Shareholder after application of the constructive ownership rules and, together with any other Ten Percent Shareholders of our company, cause us to be treated as a CFC for U.S. federal income tax purposes. We believe that certain of our shareholders are Ten Percent Shareholders for U.S. federal income tax purposes. Holders should consult their own tax advisors with respect to the potential adverse U.S. federal income tax consequences of becoming a Ten Percent Shareholder in a CFC.

We might be classified as a passive foreign investment company in future years, and our U.S. shareholders may suffer adverse tax consequences as a result.

Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of share sales. See “Item 10E. Taxation-Certain Material U.S. Federal Income Tax Considerations-Passive Foreign Investment Company Considerations.”

Since PFIC status depends on the composition of our income and the composition and value of our assets (which may be determined in part by reference to the market value of our ordinary shares, which may be volatile) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. We had no revenue-producing operations until and including table year 2016. We believe that we were not a PFIC for our 2017 and 2018 taxable years. In addition, unless and until we generate sufficient revenue from active licensing and other non-passive sources and otherwise satisfy the asset test above, we might be treated as a PFIC in future taxable years.

Item 4. Information on the Company

Corporate Information

The legal name of our company is Vascular Biogenics Ltd. and we conduct business under the name VBL Therapeutics. We were incorporated in Israel on January 27, 2000 as a company limited by shares under the name Medicard Ltd. In January 2003, we changed our name to Vascular Biogenics Ltd. Our registered and principal office is located 8 HaSatat St., Modi’in, Israel 7178106. Our service agent in the United States is located at c/o CT Corporation System, 111 8th Avenue, New York, New York 10011 and our telephone number is 972-8-9935000. Throughout this prospectus, we refer to various trademarks, service marks and trade names that we use in our business. The “Vascular Biogenics” design logo, “VBL Therapeutics,” “Vascular Targeting System,” “VTS,” “Lecinoxoids,” “VB-111,” “VB-201,” the “OVAL” design logo and other trademarks or service marks of Vascular Biogenics Ltd. appearing in this prospectus are the property of Vascular Biogenics Ltd. We have several other registered trademarks, service marks and pending applications relating to our products. Although we have omitted the “ ® ” and “” trademark designations for such marks in this prospectus, all rights to such trademarks are nevertheless reserved. Other trademarks and service marks appearing in this prospectus are the property of their respective holders.

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

Capital Expenditures

For a discussion of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources.”

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

Our lead product candidate, VB-111 (ofranergene obadenovec), is a gene-based biologic that we are developing for solid tumor indications, and which we have advanced to programs for recurrent glioblastoma, or rGBM, an aggressive form of brain cancer, ovarian cancer and thyroid cancer. We have obtained fast track designation for VB-111 in the United States for prolongation of survival in patients with glioblastoma that has recurred following treatment with standard chemotherapy and radiation. We have also received orphan drug designation for GBM in both the United States and Europe. VB-111 has also received an orphan designation for the treatment of ovarian cancer by the European Medicines Agency. In September 2015, we reported complete results from our Phase 2 trial of VB-111 in rGBM, demonstrating a statistically-significant benefit in overall survival and favorable response rate in patients treated with VB-111 in combination with bevacizumab. Our pivotal Phase 3 GLOBE study in rGBM began in August 2015 and was comparing a combination of VB-111 and bevacizumab to bevacizumab alone. The study, which enrolled a total of 256 patients in the US, Canada and Israel was conducted under a special protocol assessment, or SPA, agreement with the U.S. Food and Drug Administration, or FDA, with full endorsement by the Canadian Brain Tumor Consortium (CBTC). On March 8, 2018, we announced top-line results from the GLOBE study, which showed that the study did not meet its pre-specified primary endpoint of overall survival (OS). No new safety concerns associated with VB-111 have been identified in the GLOBE study. In November 2018, full data from the GLOBE trial were presented at the 2018 Society for Neuro-Oncology Annual Meeting. Analyses pointed to the regimen in GLOBE trial as the potential reason for its negative outcome, indicating that priming with VB-111 without bevacizumab may be critical for the immune and vascular-disruptive/anti-angiogenic mechanism of VB-111 in rGBM. We do not think that results of the GLOBE study in rGBM will necessarily have implications on the prospects for VB-111 in other regimens or tumor types. Accordingly, following independent MRI analyses at UCLA which validated the overall clinical and survival benefit of VB-111 among patients who were primed with VB-111 in our prior Phase 2 study in rGBM, a new investigator-sponsored Phase 2 trial evaluating VB-111 in rGBM patients is expected to be launched in the first half of 2019. Our OVAL phase 3 potential registration study of VB-111 in platinum resistant ovarian cancer was launched in December 2017 and is conducted in collaboration with the GOG Foundation, Inc., a leading organization for research excellence in the field of gynecologic malignancies.  An interim analysis in the OVAL study is expected in year-end 2019. In addition, a collaborative Phase 2 study evaluating VB-111 in combination with a checkpoint-inhibitor in gastrointestinal tumors is expected to be launched in the second half of 2019.

We also have been conducting a program targeting anti-inflammatory diseases, based on the use of our Lecinoxoid platform technology. Lecinoxoids are a novel class of small molecules we developed that are structurally and functionally similar to naturally occurring molecules known to modulate inflammation. The lead product candidate from this program, VB-201, is a Phase 2-ready molecule that demonstrated efficacy in reducing vascular inflammation in a Phase 2 sub-study in psoriatic patients with cardiovascular risk. Due to business limitations associated with the heavy burden of developing medications for cardiovascular diseases, we chose to test it in psoriasis and ulcerative colitis; however, as we reported in February 2015, VB-201 failed to meet the primary endpoint in Phase 2 clinical trials for psoriasis and for ulcerative colitis. As a result, we have terminated our development of VB-201 in those indications. Nevertheless, based on recent pre-clinical studies, we believe that VB-201 and some second generation molecules such as VB-703 may be applicable for NASH and renal fibrosis. Since the company intends to focus its efforts and resources on advancing our oncology program, we will seek to advance our Lecinoxoid assets via strategic deals. Accordingly, in March 2019, we announced a strategic exclusive option license agreement with one of the world-leading European animal health companies, for the development of VB-201 for veterinary use. We retain the VB-201 rights for treatment of humans, worldwide.

We are also conducting a research program exploring the potential of targeting of MOSPD2 for immuno-oncology applications. In January 2017, we reported that targeting of MOSPD2 inhibits chemotaxis of monocytes and neuropils. In 2018, we published a manuscript showing that MOSPD2 can play a major role in breast cancer cell migration and metastasis, and that targeting MOSPD2 may be employed to prevent the spreading of breast cancer cells. We also presented proof-of-concept data demonstrating antibody-mediated killing of MOSPD2-expressing cancer cells. We believe that targeting of MOSPD2 may have several therapeutic applications, including inhibition of monocyte migration in chronic inflammatory conditions, inhibition of tumor cell metastases and targeting of MOSPD2-expressing tumor cells. We are developing our “VB-600 series” of pipeline candidates towards inflammatory and oncology applications.

We are developing our lead oncology product candidate, VB-111, for solid tumor indications, with current clinical programs in rGBM, thyroid cancer and ovarian cancer. In interim analyses of data from our ongoing open-label Phase 2 clinical trial of VB-111 in rGBM, we observed dose-dependent attenuation of tumor growth and an increase in median overall survival, which is the time interval from initiation of treatment to the patient’s death. The U.S. Food and Drug Administration, or FDA, has granted VB-111 fast track designation for prolongation of survival in patients with glioblastoma that has recurred following treatment with temozolomide, a chemotherapeutic agent commonly used to treat newly diagnosed glioblastoma, and radiation. On July 1, 2014, the FDA concurred with the design and planned analyses of our Phase 3 pivotal trial of VB-111 in rGBM pursuant to an SPA. While VBL's request was to use the same regimen of the Phase 2 clinical trial in rGBM for the Phase 3 study, the agency requested that the Phase 3 study design would be revised. Accordingly, whereas in the Phase 2 study the experimental arm received VB-111 monotherapy and upon disease progression to continue VB-111 in combination with bevacizumab, the SPA language defined that subjects in the Phase 3 experimental arm were to receive VB-111 in combination with bevacizumab, from start. At the time, commencement of the trial was subject to our providing the agency with more information regarding our potency release assay for the trial. We developed this assay and submitted initial information to the FDA on May 26, 2014. On February 5, 2015 the FDA has found our data satisfactory and removed the partial hold.

We began our Phase 3 pivotal trial of VB-111 in rGBM in August 2015 and completed patient enrollment for the study in December 2016, five months ahead of our initial plan. Following positive safety reviews announced in December 2016, in April 2017 and the third and final safety review that was announced in October 2017, the GLOBE trial continued to completion. On March 8, 2018, we announced top-line results from the GLOBE study, which showed that the study did not meet its pre-specified primary endpoint of overall survival (OS). In November 2018, full data from the GLOBE trial were presented at the 2018 Society for Neuro-Oncology Annual Meeting by Dr. Timothy Cloughesy, MD, Professor of Clinical Neurology and Director of the Neuro-Oncology Program, UCLA School of Medicine and principal investigator of the GLOBE trial. Thorough analyses of the baseline risk factors of the Phase 2 and the Phase 3 treatment groups did not reveal any differences. Therefore, patient selection or different patient populations could not explain the difference between the results of the two studies. The analyses pointed to the regimen in GLOBE trial as the potential reason for its failure, indicating that priming with VB-111 without bevacizumab may be critical for the immune and vascular-disruptive/anti-angiogenic mechanism of VB-111 in rGBM. Following independent MRI analyses at UCLA which validated the overall clinical and survival benefit of VB-111 among patients who were primed with VB-111 in our prior Phase 2 study in rGBM, a new investigator-sponsored trial evaluating VB-111 in rGBM patients is expected to be launched in the first half of 2019.

VB-111 was also being studied in a Phase 2 trial for recurrent platinum-resistant Ovarian Cancer and in a Phase 2 study in recurrent, iodine-resistant differentiated Thyroid Cancer. In a Phase 2 trial for recurrent platinum-resistant ovarian cancer, VB-111 demonstrated a statistically significant increase in overall survival and about 60% durable response rate (as measured by reduction in CA-125), approximately twice the historical response with bevacizumab plus chemotherapy in ovarian cancer. In December 2016, we had an end-of-Phase-2 meeting with the FDA, in which we received approval from the FDA to advance VB-111 for a Phase 3 study in platinum-resistant ovarian cancer, which we launched in December 2017. The OVAL study is conducted in collaboration with the Gynecologic Oncology Group (GOG) Foundation, Inc., a leading organization for research excellence in the field of gynecologic malignancies. An interim analysis in the OVAL study is expected to occur in year-end 2019. In March 2019, at the Society of Gynecologic Oncology conference, we presented data from of ovarian cancer patients, showing the potential of VB-111 to stimulate the immune system and drive immune cells to infiltrate the tumor microenvironment.

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

Based on support from pre-clinical data, which we presented at the American Society of Gene & Cell Therapy (ASGCT) conference in May 2017, and the histological data in ovarian cancer showing ability of VB-111 to turn an immunologically “cold” to “hot” tumor, an exploratory Phase 2 study for VB-111 in combination a checkpoint inhibitor, is planned in gastrointestinal tumors. Launch of this trial is expected in the second half of 2019.

Our Strategy

Our goal is to become a leading biopharmaceutical company focused on discovering, developing and commercializing innovative therapeutics that leverage our proprietary technologies for oncology indications. We intend to achieve this goal by pursuing the following strategies:

●	Pursue regulatory approval for our lead oncology compound, VB-111

We believe VB-111 has the potential for applications in various solid tumors, and that the outcome of the GLOBE study in rGBM will not necessarily have implications on the prospects for VB-111 in other regimens or tumor types. A new investigator-sponsored Phase 2 trial evaluating VB-111 in rGBM patients is expected to be launched in the first half of 2019.

We have conducted Phase 2 clinical trials of VB-111 in both ovarian and thyroid cancer, with positive results. We intend to continue development of VB-111 for platinum-resistant ovarian cancer, and launched a Phase 3 study for this indication in December 2017. An interim analysis in the OVAL trial is expected in year-end 2019. We intend to advance VB-111 to additional cancer indications, either independently or through investigator-sponsored studies or strategic collaborations. Accordingly, the launch of an exploratory Phase 2 study for VB-111 in combination a checkpoint inhibitor in gastrointestinal tumors is expected in the second half of 2019.

●	Selectively enter into licensing and collaboration arrangements to supplement our internal development capabilities

As we advance our pipeline of anti-cancer product candidates, we will evaluate opportunities to selectively form collaborative alliances for our non-oncology assets to expand our capabilities and accelerate the development and commercialization of our oncology products. Accordingly, in March 2019, we announced a strategic exclusive option license agreement with one of the world-leading European animal health companies, for the development of VB-201 for veterinary use. We retain the VB-201 rights for treatment of humans, worldwide, as well as the global rights for other Lecinoxoids and VB-600 candidates. We engage in conversations with third parties to evaluate such potential collaborations on an ongoing basis.

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

Our VTS platform technology comprises three components, a viral vector, a promoter and a transgene:

1. Viral vector-a modified virus that is used as a delivery vehicle to distribute the promoter and the transgene throughout the body.

2. Promoter-our proprietary, genetically modified promoter, called PPE-1-3X, that specifically targets the endothelial cells of angiogenic blood vessels. When present in these cells, the promoter initiates the expression of the transgene.

3. Transgene-a genetic sequence designed to yield a specific biologic effect, the expression of which is directed by PPE-1-3X. The particular transgene will vary depending on the therapeutic objectives of the product candidate.

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

Based on a non-integrating, non-replicating, Adeno 5 vector, VB-111 utilizes VBL’s proprietary Vascular Targeting System (VTS) to target the tumor vasculature for cancer therapy. We designed VB-111 to address oncology indications, specifically solid tumors, by selectively targeting the blood vessels required for tumor growth and encouraging the programmed cell-death process, or apoptosis, of cells in those blood vessels. VB-111 is administered intravenously. PPE-1-3X is activated specifically in angiogenic endothelial cells and regulates a transgene consisting of a combination of two gene sequences known as Fas and TNFR1. When expressed, the transgene produces a unique pro-apoptotic protein, the Fas-TNFR1 chimera, that interacts with a native inflammatory molecule, Tumor Necrosis Factor, or TNF- alpha, and results in the destruction of newly formed or immature blood vessels. When activated by PPE-1-3X, specifically in angiogenic endothelial cells, this combination enables VB-111 to reduce tumor growth in a highly targeted manner.

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

Our Phase 2 trial results include 46 patients with rGBM treated with VB-111; upon disease progression, 23 patients were treated with VB-111 in combination with Avastin® , and 22 received Avastin® alone. One patient, who achieved a complete response, is still stable on VB-111 alone for more than 5 years as of January 2019, and was included in the continuous exposure cohort. The median number of bi-monthly VB-111 doses was four for the cohort, which was treated with VB-111 through progression, versus one in the limited exposure cohort (average of 4.7 vs. 2.2, respectively). Continuous exposure to VB-111 demonstrated significant improvement in overall survival, with median overall survival of 59.1 weeks (414 days), compared to 31.9 weeks (223 days) in patients on limited VB-111 exposure (p=0.043), meeting the primary endpoint of the trial. Two complete responses and five partial responses were seen in the VB-111 continuous exposure cohort (n=24), compared to only two partial responses in VB-111 limited exposure cohort (n=22). VB-111 was found to be well tolerated.

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

In November 2018, full data from the GLOBE trial were presented at the 2018 Society for Neuro-Oncology Annual Meeting by Dr. Timothy Cloughesy, MD, Professor of Clinical Neurology and Director of the Neuro-Oncology Program, UCLA School of Medicine and principal investigator of the GLOBE trial. Thorough analyses of the baseline risk factors of the Phase 2 and the Phase 3 treatment groups did not reveal any differences. Therefore, patient selection or different patient populations could not explain the difference between the results of the two studies. The analyses pointed to the regimen in GLOBE trial as the potential reason for its failure, indicating that priming with VB-111 without bevacizumab may be critical for the immune and vascular-disruptive/anti-angiogenic mechanism of VB-111 in rGBM. Following independent MRI analyses at UCLA which validated the overall clinical and survival benefit of VB-111 among patients who were primed with VB-111 in our prior Phase 2 study in rGBM, a new investigator-sponsored trial evaluating VB-111 in rGBM patients is expected to be launched in the first half of 2019.

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

Twenty one patients with recurrent platinum-resistant Müllerian/ovarian cancer were enrolled at Massachusetts General Hospital and Dana Farber Cancer Institute, and received up to 7 doses of treatment. Patients were treated in two consecutive cohorts: Low Dose Treatment (n=4, 3x1012 VPs + 40mg/80 mg paclitaxel) or a Therapeutic Dose (n=17, 1x1013 VPs + 80 mg paclitaxel). All patients had measurable disease, with a grade at diagnosis of: 1A (1, 5%), 1B (1, 5%), 1C (1, 5%); IIIC (12, 57%); or IV (6, 29%). The patients included in the study were of particularly adverse prognosis as 48% of the patients were primary platinum refractory and 52% had tumors that failed to respond to prior anti-angiogenic agents, including Avastin.

Trial results showed a significant increase in overall survival at the therapeutic dose of VB-111 vs. the low dose level (498 vs. 172 days, p=0.03). About 60% of patients on the therapeutic dose had a response, as defined by a 50% reduction in CA-125. Durable RECIST responses and disease stabilizations were seen. This represents an approximate doubling in response rate, compared to historical data with ovarian cancer patients treated with a combination of Avastin® and chemotherapy in the AURELIA trial which reported CA-125 response in 11.6% of patients treated with chemotherapy and 31.8% CA-125 response in ovarian cancer patients treated with a combination of chemotherapy and Avastin®.

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

In December 2016 we had an end-of-Phase 2 meeting with the FDA to discuss the clinical path of VB-111 in ovarian cancer. We reached agreement with the FDA on our clinical plan to proceed to a Phase 3 potential registration study of VB-111 in platinum-resistant patients. We intend to advance VB-111 for this patient population, for which most current therapies fail to prolong patient survival, and in December 2017 announce the enrollment of the first patient in the OVAL potential registration Phase 3 study of VB-111 in platinum-resistant ovarian cancer. The OVAL study is conducted in collaboration with the Gynecologic Oncology Group (GOG) Foundation, Inc., a leading organization for research excellence in the field of gynecologic malignancies.

In March 2019, at the Society of Gynecologic Oncology conference, we presented data from of ovarian cancer patients treated with VB-111 and paclitaxel, showing the potential of VB-111 to stimulate the immune system and drive immune cells to infiltrate the tumor microenvironment.

The randomized, controlled, double-blind, Phase 3 OVAL study in recurrent platinum-resistant ovarian cancer has been designed to enroll up to 400 adult patients at approximately 75 clinical sites in the United States and Israel. Patients are randomized 1:1 to VB-111 (1x1013 VPs once every 8 weeks) in combination with chemotherapy (80mg/m2 paclitaxel once weekly), or to placebo with chemotherapy. The primary endpoint is overall survival. Additional endpoints include objective response rate (ORR), progression free survival (PFS), CA-125, RECIST 1.1 response and patient reported outcome measures. Given the GLOBE trial results, we added an interim analysis to the OVAL study, which is expected to occur in year-end 2019.

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

On February 21, 2017 we announced full data from this trial. The primary endpoint of the trial, defined as 6-month progression-free-survival (PFS-6) of 25%, was met with a dose response. Forty-seven percent (47%; 8/17) of patients in the therapeutic-dose cohort reached PFS-6, versus 25% (4/12) in the sub-therapeutic cohort, both groups meeting the primary endpoint. Reduction in tumor measurement after the first dose was seen in 44% (7/16) of patients in the therapeutic-dose cohort, compared to 9% (1/11) in the sub-therapeutic-dose cohort. An overall survival benefit was seen with a tail of more than 40% at 3.7 years for the therapeutic-dose cohort (mOS 684 days). This is similar to historical data for pazopanib (Votrient® ), a tyrosine kinase inhibitor; however, most patients in the VB-111 study had tumors that previously had progressed on pazopanib or other kinase inhibitors. VB-111 was observed to be well-tolerated in this study, with no signs of clinically significant safety issues.

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

Additional VB-111 Program

Based on support from pre-clinical data, which we presented at the American Society of Gene & Cell Therapy (ASGCT) conference in May 2017, and the recently presented histological data in ovarian cancer showing ability of VB-111 to turn an immunologically “cold” to “hot” tumor, an exploratory Phase 2 study for VB-111 in combination a checkpoint inhibitor, is planned in gastrointestinal tumors. Launch of this trial is expected in the second half of 2019.

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

The Lecinoxoid platform seeks to harness the ability of oxidized phospholipids to regulate and attenuate key immune-inflammatory signaling. We believe that our approach-identifying naturally occurring anti-inflammatory compounds and modifying them to enhance stability and activity-may lead to more physiologically balanced responses than other available anti-inflammatory therapies.

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

We believe that Lecinoxoids have therapeutic potential in disorders in which TLR-2 and TLR-4 or monocytes play a role, such as atherosclerosis, NASH/Liver fibrosis and renal fibrosis. In spite of that potential, we have decided strategically to focus our efforts and resources on development of novel anti-cancer therapies, such as VB-111 and MOSPD2. Therefore, we intend to seek one or more strategic partners that would help us to exploit the potential of our Lecinoxoid assets.

Accordingly, in March 2019, we announced a strategic exclusive option license agreement with one of world-leading European animal health companies, for the development of VB-201 for veterinary use. Under terms of the agreement, VBL has granted an exclusive option license to explore the potential of VB-201 for animal health indications. In exchange, VBL is receiving an undisclosed up-front payment, and is entitled to receive additional development milestone payments. Upon exercising the option to license, VBL will receive additional milestones and royalties on net sales, which may exceed €50 million over the course of the license term. We retain the VB-201 rights for treatment of humans, worldwide.

Expanding our Pipeline-The VB-600 series of monoclonal antibodies targeting MOSPD2 for Oncology and Inflammation

We are conducting two parallel drug development programs that are exploring the potential of MOSPD2, a protein which we identified as a key regulator of cell motility, as a therapeutic target for inflammatory diseases and cancer.

MOSPD2 is a membrane protein whose function was unknown. We discovered new biological findings, which seem to position MOSPD2 as a critical pathway controlling monocyte migration and as a key regulator of disease pathogenesis in different inflammatory autoimmune settings. Our data show that inhibition of MOSPD2 by either knockdown, silencing or proprietary antibodies, results in a significant reduction in the ability of monocytes to migrate, regardless of the inflammatory signals employed to attract them.

Since many of the receptors involved in regulation of immune cell migration are also utilized by cancer cells in the process of dissemination through the body and formation of metastases, we asked whether MOSPD2 plays a role in this setting as well. We found that MOSPD2 was detected in the majority of cancerous organs, including colon, esophagus, liver and breast. In a manuscript published in International Journal of Cancer as well as in scientific conferences, we showed that MOSPD2 is required for the migration and invasion of breast cancer cells in vitro, and that it promotes breast cancer cell metastasis in vivo. Given the specificity of MOSPD2 expression and its highly elevated expression in tumors, we believe MOSPD2 can serve as a novel mechanism for targeting of tumor cells.

Accordingly, we are developing our VB-600 platform of monoclonal antibodies targeting MOSPD2 for oncology and inflammatory indications.

Bi-specific mAbs for Oncology Indications

We are developing bi-specific antibodies aimed to kill tumor cells, based on MOSPD2 as a target whose expression is induced in multiple tumors.

MOSPD2 can be found in many types of solid tumors, and it seems to be highly expressed on tumor cells when they start invading tissues or creating metastatic lesions. This correlates with the role we identified for MOSPD2 as a key regulator of cell motility in tumor cells. Our preliminary data indicate that knock-out of MOSPD2 in tumor cells may reduce metastasis by 95% in some pre-clinical settings.

In July 2018, we published a manuscript demonstrating, for the first time, that MOSPD2 can play a major role in breast cancer cell migration and metastasis. Histological analysis of human specimens shows that MOSPD2 levels were correlated with the stage of tumor invasiveness, and were profoundly elevated in invasive and metastatic breast cancer.

Based on these findings, our approach is to utilize MOSPD2 as a target for attacking the tumor cells in the treatment of late-stage breast cancer and other tumor types. To this end, we are developing bi-specific antibodies that aim to induce killing of MOSPD2-positive tumors cells through binding and activation of T-cells. We have presented proof-of-concept for this approach at the AACR conference in April 2018 using a BiTE antibody, and are currently advancing our lead bi-specific candidates towards an IND filing, which is expected in the second half of 2020.

Classical mAbs for Inflammatory Indications

Our data show, that MOSPD2 which is predominantly expressed on the surface of human monocytes, is essential for their migration. By inhibiting this protein, we seek to block this migration of monocytes to sites of inflammation, and accordingly to reduce inflammation and tissue damage.

At the ECTRIMS 2018 meeting, we presented the critical role of MOSPD2 in the development of multiple sclerosis, and its potential as a novel target for treatment of inflammation in the Central Nervous System (or CNS) and other organs. One of the key cell types that causes inflammation in MS, is the monocyte. In MS, monocytes that circulate in the peripheral blood infiltrate into the CNS and play a key role in the inflammatory process, particularly through damaging the myelin coating which protects the nerve fibers, therefore leading to acute neurological symptoms. Using MOSPD2 knockout mice, our data show that MOSPD2 was critical for the development of the disease in the experimental autoimmune encephalomyelitis (or EAE) model for MS, as knockout mice essentially do not develop the disease. Furthermore, we developed proprietary monoclonal antibodies against MOSPD2 that successfully prevented development of EAE, and were also effective in treatment of the animals after the neurological symptoms had already appeared. These data suggest that MOSPD2 is a critical path in MS.

In February 2019, we presented additional data implicating the potential of our VB-600 platform of antibodies targeting MOSPD2 for treatment of NASH and RA.

Data presented at Keystone symposia in February 2019 showed that mice in which the MOSPD2 gene was knocked out, had minimal or no disease in the collagen antibody-induced arthritis model for RA. Knockout of MOSPD2 also lead to significant reduction in liver fibrosis in a high-fat-high-carbohydrate model for NASH. Collectively, these data point to MOSPD2 as a key pathway through which the body is recruiting monocytes to specific sites of inflammation. Accordingly, we believe that antibodies targeting MOSPD2 have potential for treatment of various inflammatory indications, and are advancing lead candidates towards an IND submission which is expected in the first half of 2020.

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

Patents

As of January 30, 2019, we had 234 granted patents and 34 applications pending worldwide for our oncology program and VTS platform technology and 120 granted patents and 26 patent applications pending worldwide for our anti-inflammatory program and Lecinoxoid family of compounds. Our lead VTS asset, VB-111, is covered by US granted patent extending to 2033 before any extensions. Our lead Lecinoxoid, VB-201, is protected by US granted composition-of-matter patent extending to 2027 before any extensions. In addition, we have pending patent applications covering use of VB-201, VB-703 and additional Lecinoxoid for NASH and fibrosis indications that may extend, if granted, to the 2030s. For MOSPD2, there are 19 applications pending worldwide.

Trademarks

We rely on trade names, trademarks and service marks to protect our name brands. Our registered trademarks in several countries include the following: “VTS,” “VBL THERAPEUTICS,” “VASCULAR TARGETING SYSTEM VTS,” “VBL,” “V VBL THERAPEUTICS & Design,” “VASCULAR BIOGENICS,” “VASCULAR THERAPEUTICS,” “V & Design,” “GLOBE & Design,” and “OVAL & Design”.

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

Employees

As of March 1, 2019, we employed 39 employees, including 31 in research and development, and 8 in general and administrative positions, and of which 13 employees have either MDs or PhDs. All of our employees are located in Israel. We believe our employee relations are good.

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

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with “Item 3. Key Information-Selected Financial Data” and our financial statements and the related notes to those statements included elsewhere in this Annual Report. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Item 3. Key Information-D. Risk Factors” and elsewhere in this Annual Report.

The audited financial statements for the years ended December 31, 2018, 2017 and 2016 and as of December 31, 2018 and 2017 in this Annual Report have been prepared in accordance with IFRS as issued by the IASB. None of the financial information in this Annual Report has been prepared in accordance with U.S. GAAP.

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

Our lead product candidate, VB-111 (ofranergene obadenovec), is a gene-based biologic that we are developing for solid tumor indications, and which we have advanced to programs for recurrent glioblastoma, or rGBM, an aggressive form of brain cancer, ovarian cancer and thyroid cancer. We have obtained fast track designation for VB-111 in the United States for prolongation of survival in patients with glioblastoma that has recurred following treatment with standard chemotherapy and radiation. We have also received orphan drug designation for GBM in both the United States and Europe. VB-111 has also received an orphan designation for the treatment of ovarian cancer by the European Medicines Agency. In September 2015, we reported complete results from our Phase 2 trial of VB-111 in rGBM, demonstrating a statistically-significant benefit in overall survival and favorable response rate in patients treated with VB-111 in combination with bevacizumab. Our pivotal Phase 3 GLOBE study in rGBM began in August 2015 and was comparing a combination of VB-111 and bevacizumab to bevacizumab alone. The study, which enrolled a total of 256 patients in the US, Canada and Israel was conducted under a special protocol assessment, or SPA, agreement with the U.S. Food and Drug Administration, or FDA, with full endorsement by the Canadian Brain Tumor Consortium (CBTC). On March 8, 2018, we announced top-line results from the GLOBE study, which showed that the study did not meet its pre-specified primary endpoint of overall survival (OS). No new safety concerns associated with VB-111 have been identified in the GLOBE study. In November 2018, full data from the GLOBE trial were presented at the 2018 Society for Neuro-Oncology Annual Meeting. Analyses pointed to the regimen in GLOBE trial as the potential reason for its negative outcome, indicating that priming with VB-111 without bevacizumab may be critical for the immune and vascular-disruptive/anti-angiogenic mechanism of VB-111 in rGBM. We do not think that results of the GLOBE study in rGBM will necessarily have implications on the prospects for VB-111 in other regimens or tumor types. Accordingly, following independent MRI analyses at UCLA which validated the overall clinical and survival benefit of VB-111 among patients who were primed with VB-111 in our prior Phase 2 study in rGBM, a new investigator-sponsored Phase 2 trial evaluating VB-111 in rGBM patients is expected to be launched in the first half of 2019. Our OVAL phase 3 potential registration study of VB-111 in platinum resistant ovarian cancer was launched in December 2017 and is conducted in collaboration with the GOG Foundation, Inc., a leading organization for research excellence in the field of gynecologic malignancies. An interim analysis in the OVAL study is expected in year-end 2019. In addition, a collaborative Phase 2 study evaluating VB-111 in combination with a checkpoint-inhibitor in gastrointestinal tumors is expected to be launched in the second half of 2019.

We also have been conducting a program targeting anti-inflammatory diseases, based on the use of our Lecinoxoid platform technology. Lecinoxoids are a novel class of small molecules we developed that are structurally and functionally similar to naturally occurring molecules known to modulate inflammation. The lead product candidate from this program, VB-201, is a Phase 2-ready molecule that demonstrated efficacy in reducing vascular inflammation in a Phase 2 sub-study in psoriatic patients with cardiovascular risk. Due to business limitations associated with the heavy burden of developing medications for cardiovascular diseases, we chose to test it in psoriasis and ulcerative colitis; however, as we reported in February 2015, VB-201 failed to meet the primary endpoint in Phase 2 clinical trials for psoriasis and for ulcerative colitis. As a result, we have terminated our development of VB-201 in those indications. Nevertheless, based on recent pre-clinical studies, we believe that VB-201 and some second generation molecules such as VB-703 may be applicable for NASH and renal fibrosis. Since the company intends to focus its efforts and resources on advancing our oncology program, we will seek to advance our Lecinoxoid assets via strategic deals. Accordingly, in March 2019, we announced a strategic exclusive option license agreement with one of the world-leading European animal health companies, for the development of VB-201 for veterinary use. We retain the VB-201 rights for treatment of humans, worldwide.

We are also conducting a research program exploring the potential of targeting of MOSPD2 for immuno-oncology applications. In January 2017, we reported that targeting of MOSPD2 inhibits chemotaxis of monocytes and neuropils. In 2018, we published a manuscript showing that MOSPD2 can play a major role in breast cancer cell migration and metastasis, and that targeting MOSPD2 may be employed to prevent the spreading of breast cancer cells. We also presented proof-of-concept data demonstrating antibody-mediated killing of MOSPD2-expressing cancer cells. We believe that targeting of MOSPD2 may have several therapeutic applications, including inhibition of monocyte migration in chronic inflammatory conditions, inhibition of tumor cell metastases and targeting of MOSPD2-expressing tumor cells. We are developing our “VB-600 series” of pipeline candidates towards inflammatory and oncology applications.

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

We began our Phase 3 pivotal trial of VB-111 in rGBM in August 2015 and completed patient enrollment for the study in December 2016, five months ahead of our initial plan. Following positive safety reviews announced in December 2016, in April 2017 and the third and final safety review that was announced in October 2017, the GLOBE trial continued to completion. On March 8, 2018, we announced top-line results from the GLOBE study, which showed that the study did not meet its pre-specified primary endpoint of overall survival (OS). In November 2018, full data from the GLOBE trial were presented at the 2018 Society for Neuro-Oncology Annual Meeting by Dr. Timothy Cloughesy, MD, Professor of Clinical Neurology and Director of the Neuro-Oncology Program, UCLA School of Medicine and principal investigator of the GLOBE trial. Thorough analyses of the baseline risk factors of the Phase 2 and the Phase 3 treatment groups did not reveal any differences. Therefore, patient selection or different patient populations could not explain the difference between the results of the two studies. The analyses pointed to the regimen in GLOBE trial as the potential reason for its failure, indicating that priming with VB-111 without bevacizumab may be critical for the immune and vascular-disruptive/anti-angiogenic mechanism of VB-111 in rGBM. Following independent MRI analyses at UCLA which validated the overall clinical and survival benefit of VB-111 among patients who were primed with VB-111 in our prior Phase 2 study in rGBM, a new investigator-sponsored trial evaluating VB-111 in rGBM patients is expected to be launched in the first half of 2019.

VB-111 was also being studied in a Phase 2 trial for recurrent platinum-resistant Ovarian Cancer and in a Phase 2 study in recurrent, iodine-resistant differentiated Thyroid Cancer. In a Phase 2 trial for recurrent platinum-resistant ovarian cancer, VB-111 demonstrated a statistically significant increase in overall survival and about 60% durable response rate (as measured by reduction in CA-125), approximately twice the historical response with bevacizumab plus chemotherapy in ovarian cancer. In December 2016, we had an end-of-Phase-2 meeting with the FDA, in which we received approval from the FDA to advance VB-111 for a Phase 3 study in platinum-resistant ovarian cancer, which we launched in December 2017. The OVAL study is conducted in collaboration with the Gynecologic Oncology Group (GOG) Foundation, Inc., a leading organization for research excellence in the field of gynecologic malignancies. An interim analysis in the OVAL study is expected to occur in year-end 2019.

In March 2019, at the Society of Gynecologic Oncology conference, we presented data from of ovarian cancer patients, showing the potential of VB-111 to stimulate the immune system and drive immune cells to infiltrate the tumor microenvironment.

In February 2017, we reported full data from our exploratory Phase 2 study of VB-111 in recurrent, iodine-resistant differentiated thyroid cancer. The primary endpoint of the trial, defined as 6-month progression-free-survival (PFS-6) of 25%, was met with a dose response. Forty-seven percent of patients in the therapeutic-dose cohort reached PFS-6, versus 25% in the sub-therapeutic cohort, both groups meeting the primary endpoint. An overall survival benefit was seen, with a tail of more than 40% at 3.7 years for the therapeutic-dose cohort, similar to historical data for pazopanib (Votrient® ), a tyrosine kinase inhibitor; however, most patients in the VB-111 study had tumors that previously had progressed on pazopanib or other kinase inhibitors. As of December 31, 2016, we had studied VB-111 in over 200 patients and have observed it to be well-tolerated. In December 2015, we have been granted a US composition of matter patents that provides intellectual property protection for VB-111 in the US until October 2033 before any patent term extension.

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

In November 2017, we signed an exclusive license agreement with NanoCarrier Co., Ltd. (TSE Mothers:4571) for the development, commercialization, and supply of VB-111 in Japan. VBL retains rights to VB-111 in the rest of the world. Under terms of the agreement, VBL has granted NanoCarrier an exclusive license to develop and commercialize VB-111 in Japan for all indications. VBL will supply NanoCarrier with VB-111, and NanoCarrier will be responsible for all regulatory and other clinical activities necessary for commercialization in Japan. In exchange, we received an up-front payment of $15 million, and are entitled to receive greater than $100 million in development and commercial milestone payments to the extent they are achieved. VBL will also receive tiered royalties on net sales in the high-teens.

Based on support from pre-clinical data, which we presented at the American Society of Gene & Cell Therapy (ASGCT) conference in May 2017, and the histological data in ovarian cancer showing ability of VB-111 to turn an immunologically “cold” to “hot” tumor, an exploratory Phase 2 study for VB-111 in combination a checkpoint inhibitor, is planned in gastrointestinal tumors. Launch of this trial is expected in the second half of 2019.

We commenced operations in 2000, and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our VTS and Lecinoxoid platform technologies and developing our product candidates, including conducting pre-clinical studies and clinical trials of VB-111 and VB-201. To date, we have funded our operations through private sales of preferred shares, a convertible loan, public offering and grants from the Israeli Office of Chief Scientist, or OCS, which has later transformed to the Israeli Innovation Authority, or IIA, under the Israel Encouragement of Research and Development in Industry, or the Research Law. We have no products that have received regulatory approval and accordingly have never generated regular revenue streams. Since our inception and through December 31, 2018, we had raised an aggregate of $248.9 million to fund our operations, of which $113.4 million was from sales of our equity securities, $40.5 from our initial public offering, or IPO, $15 million from a November 3, 2015 underwritten offering, approximately $24.0 million from a June 7, 2016 registered direct offering, $17.9 million from a November 16, 2017 underwritten offering, $15.5 million from a June 27, 2018 registered direct offering and $22.6 million from IIA grants.

Since inception, we have incurred significant losses. For the years ended December 31, 2018, 2017 and 2016, our loss was $20.5 million, $10.1 million, and $16.0 million, respectively. We expect to continue to incur significant expenses and losses for at least the next several years. As of December 31, 2018, we had an accumulated deficit of $188.6 million. Our losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, the receipt of payments under any future collaborations we may enter into, and our expenditures on other research and development activities.

As of December 31, 2018, we had cash, cash equivalents and short-term bank deposits of $50.5 million. To fund further operations, we may need to raise additional capital. We may seek to raise more capital to pursue additional activities, which may be through a combination of private and public equity offerings, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when we specifically need it or may not be available on terms that are favorable to us. As of March 1, 2019, we had 39 employees.

Financial Overview

Revenues and Cost of Revenues

To date, we have generated approximately $14.5 million revenue from an exclusive license agreement for the development, commercialization, and supply of ofranergene obadenovec (“VB-111”) in Japan for all indications for a $15.0 million upfront payment, in addition to a $2.0 million incurred milestone payment. The cost of revenues associated with these payments was approximately $0.3 million to Tel Hashomer for a 2% consideration that was received for granting a license or similar rights to this intellectual property. We do not expect to receive any other revenue from any product candidates that we develop unless and until we obtain regulatory approval and commercialize our products or enter into collaborative agreements with third parties.

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

Research expenses are recognized as incurred. An intangible asset arising from the development of our product candidates is recognized if certain capitalization conditions are met. As of December 31, 2018, we did not have any capitalized development costs.

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

We have received grants from the IIA as part of the research and development programs for our VTS and Lecinoxoid platform technologies. The requirements and restrictions for such grants are found in the Research Law. These grants are subject to repayment through future royalty payments on any products resulting from these research and development programs, including VB-111 and VB-201. Under the Research Law, royalties of 3% to 3.5% on the revenues derived from sales of products or services developed in whole or in part using these IIA grants are payable to the Israeli government. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest generally equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The total gross amount of grants actually received by us from the IIA, including accrued LIBOR interest as of December 31, 2018 and 2017, totaled $27.8 million and $26.9 million, respectively.

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

Taxes on Income

We have not generated taxable income since our inception, and had carry forward tax losses as of December 31, 2018 of $164.9 million. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

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

Identifying the performance obligations in the agreement and determining whether the license provided is distinct - based on the Company’s analysis, the license is distinct as the licensee is able to benefit from the license on its own at its current stage (inter alia, due to sublicensing rights, rights and responsibility for development in the territory, etc.).

Allocation of the transaction price - the Company estimated the standalone selling prices of the services to be provided based on expected cost plus a margin and used the residual approach to estimate the standalone selling price of the license as the Company has not yet established a price for the license, and it has not previously been sold on a standalone basis.

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

The following table summarizes the weighted average assumptions we have used in our Black-Scholes calculations for the years ended December 31, 2018, 2017 and 2016:

	Year ended December 31,
	2018	2017	2016
Employee share options:
Risk-free interest rate	2.46%-2.86%	2.15%-2.44%	1.64%-1.78%
Expected dividend yield	0%	0%	0%
Expected volatility	97.0% -100%	97.0%	86%-97.0%
Expected term (years)	11	11	11

The following table summarizes the allocation of our share compensation expense:

	Year ended December 31,
	2018	2017	2016
	(in thousands)
Research and development	$2,255	$2,027	$900
General and administrative	1,541	1,977	520
Marketing	71	148	-
Total	$3,867	$4,152	$1,420

Share-based compensation expense for the year ended December 31, 2018 were $3,867 thousand, compared to $4,152 thousand for the year ended December 31, 2017, a decrease of $285 thousand.

Clinical trial accruals

Clinical trial expenses are charged to research and development expense as incurred. The Company accrues for expenses resulting from obligations under contracts with clinical research organizations (CROs). The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided. The Company’s objective is to reflect the appropriate trial expense in the financial statements by matching the appropriate expenses with the period in which services and efforts are expended. As of December 31, 2018, the company had clinical accruals in the amount of approximately $1.2 million.

Results of Operations

Comparison of Years Ended December 31, 2018, 2017 and 2016

	Year ended December 31,			2018 Increase (Decrease)		2017 Increase (Decrease)
	2018	2017	2016	$	%	$	%
	(in thousands)
Revenues	$585	13,864	-	$(13,279)	-96%	13,864	100%
Cost of Revenues	(235)	(340)		105	-31%	(340)	100%
Gross profit	350	13,524	-	(13,174)	-97%	13,524	100%
Expenses:
Research and development, gross	$17,955	$19,959	$14,147	$(2,004)	-10%	$5,812	41%
Government grants	(2,015)	(2,189)	(1,700)	174	-8%	(489)	29%
Research and development, net	$15,940	$17,770	$12,447	$(1,830)	-10%	$5,323	43%
General and administrative	5,220	5,847	3,828	(627)	-11%	2, 019	53%
Marketing	397	562	-	(165)	-29%	562	100%
Operating loss	21,207	10,655	16,275	10,552	99%	(5,620)	-35%
Financial expense (income), net	(749)	(517)	(273)	(232)	45%	(244)	89%
Loss	$20,458	$10,138	$16,002	$(10,320)	102%	$(5,864)	-37%

Revenues.

On November 3, 2017 the Company entered into an exclusive license agreement with NanoCarrier Co., Ltd. for the development, commercialization, and supply of ofranergene obadenovec (“VB-111”) in Japan for all indications. In exchange, the Company received an up-front and a milestone payment of $17.0 million in aggregate, of which $13.9 million was recognized in 2017 and $0.6 million was recognized in 2018. We expect to recognize the balance during the coming 2-3 years.

Research and development expenses, net.

Research and development expenses are shown net of IIA grants. Research and development expenses, net for the year ended December 31, 2018 were $15.9 million, compared to $17.8 million for the year ended December 31, 2017 and $12.4 million for the year ended December 31, 2016, a decrease of $1.8 million or 10% and an increase of $5.3 million, or 43%, respectively. The decrease in research and development expenses, net, in 2018 was comprised of approximately $4.3 million decrease in costs incurred for the Phase 3 pivotal trial of VB-111 in rGBM that was at its peak activity in 2017 and ended in 2018 and of approximately $1.5 million in contract manufacturing, partially offset by increased internal manufacturing and facility expenses at our own new manufacturing facility of approximately $3.3 million for operations (approximately $0.6 million), utilities and maintenance (approximately $0.8 million), materials (approximately $0.9 million) and depreciation (approximately $1.0 million). In addition, costs incurred for the Ovarian Phase 3 trial that commenced in 2017 increased by approximately $0.5 million in 2018. The increase in research and development expenses, net in 2017 was mainly due to increased expenses for the VB-111 subcontractors and consultants of $4.0 million as the Phase 3 pivotal trial of VB-111 in rGBM continued with the completion of patient recruitment and trial progression, in addition to costs incurred for the Ovarian Phase 3 trial that commenced in 2017, and an increase of payroll related costs due to an overall increase of share based compensation of approximately $1.0 million. This was offset by an increase in the amounts of IIA grants received of $0.5 million in 2017 due to the realization of the 2016 approved grant for the GBM program.

General and administrative expenses.

General and administrative expenses for the year ended December 31, 2018 were $5.2 million, compared to $5.8 million for the year ended December 31, 2017 and $3.8 million for the year ended December 31, 2016, a decrease of $0.6 million or 11%, and an increase of $2.0 million or 53%, respectively. The decrease in 2018 is mainly due to lower share-based compensation of approximately $0.6 million and lower bonuses (approximately $0.3 million, partially offset by increase in facility and other costs, mostly due to the move of the Company to the new site in Modiin. The increase in 2017 is mainly due to payroll related costs for management share-based compensation expense of approximately $1.0 million, in addition to an increase to share-based compensation expense for options granted to independent directors of approximately $600 thousand.

Marketing expenses

Marketing expenses for the year ended December 31, 2018 were $0.4 million compared to $0.6 million for the year ended December 31, 2017 a decrease of $0.2 million or 29% respectively.

Financial expense (income), net.

Financial expense (income), net for the year ended December 31, 2018 was ($749) thousand, compared to ($517) thousand for the year ended December 31, 2017, and ($273) thousand for the year ended December 31, 2016, a decrease of $232 thousand and $244 thousand or 45% and 89%, respectively. The decrease in 2018 and 2017 was mainly related to higher interest received due to more favorable interest rates and favorable exchange rates each year in comparison to its preceding year.

Liquidity and Capital Resources

Since our inception and through December 31, 2018, we have raised a total of $113.4 million from sales of our equity securities before the initial public offering, $40.5 million gross in our initial public offering ($34.9 million net), $15.0 million from a November 3, 2015 underwritten offering ($13.6 million net), $24.0 million from a June 7, 2016 registered direct offering ($21.9 million net), $17.9 million from a November 16, 2017 underwritten offering, $15.5 million from a June 27 registered direct offering and $22.6 million from IIA grants. Our primary uses of cash have been to fund working capital requirements and research and development, and we expect these will continue to represent our primary uses of cash. We intend to use our cash resources, together with the proceeds from the offerings described above, to advance clinical programs, working capital, and other general corporate purposes. We expect that our cash resources as of December 31, 2018 would provide sufficient funding for our operations through 2021.

In December 2016, we entered into separate Equity Distribution Agreements with JMP Securities LLC and Chardan Capital Markets, LLC, as sales agents, to implement an “at the market offering” ("ATM") program under which we, from time to time, may offer and sell our ordinary shares, having an aggregate offering price of up to $20.0 million. Sales agents were entitled to a fixed commission of 3.0% of the aggregate gross proceeds. For the year ended December 31, 2017, we have sold an aggregate of 224,695 ordinary shares under the ATM, the total consideration for which amounted to $1,322 thousand, net of issuance costs. In the year ended December 31, 2018 we have not sold any shares under the ATM. The ATM expired on October 18, 2018.

Funding Requirements

At December 31, 2018, we had cash, cash equivalents and short-term bank deposits of $50.5 million and working capital of $47.0 million. We expect that our cash and cash equivalents and short-term bank deposits will enable us to fund our operating expenses and capital expenditure requirements through 2021. We are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the development of VB-111 and our other product candidates. Our future capital requirements will depend on many factors, including:

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

Cash Flows

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

	Year ended December 31,
	2018	2017	2016
	(in thousands)
Cash used in operating activities	$(15,680)	$(3,821)	$(13,412)
Cash generated from (used in) investing activities	24,733	(20,840)	(4,091)
Cash provided by financing activities	13,671	19,510	21,980
Net (decrease) increase in cash and cash equivalents	$22,724	$(5,151)	$(4,477)

Operating Activities

Cash used in operating activities for the year ended December 31, 2018 was $15.7 million and consisted of primarily net loss of $20.5 million arising primarily from research and development activities, partially offset by a net reduction of working capital of $0.2 million and net aggregate non-cash charges of $4.2 million, comprised mostly of share based compensation at fair value and depreciation.

Cash used in operating activities for the year ended December 31, 2017 was $3.8 million and consisted primarily of net loss of $10.1 million arising primarily from research and development activities, partially offset by net reduction in working capital of $2.3 million and net aggregate non-cash charges of $3.7 million, comprised mostly of share based compensation at fair value and depreciation, partially offset by deferred revenues.

Cash used in operating activities for the year ended December 31, 2016 was $13.4 million and consisted of primarily net loss of $16.0 million arising primarily from research and development activities, partially offset by a net reduction of working capital of $1.1 million and net aggregate non-cash charges of $1.3 million, comprised mostly of share based compensation at fair value and depreciation.

Investing Activities

Net cash generated from investing activities was $24.7 million for the year ended December 31, 2018. This was primarily due to the maturity of short-term bank deposits and the purchases of Property Plant & Equipment in relation to the new Modiin facility.

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

Financing Activities

Net cash provided by financing activities was $13.7 million for the year ended December 31, 2018 was the result of the net receipt of $13.7 million from the issuance of ordinary shares per the closing of the June 28, 2018 underwritten offering.

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

Contractual Obligations and Commitments

The following tables summarize our contractual obligations and commitments as of December 31, 2018 that will affect our future liquidity:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Licenses	$345	$115	$230	$-	$-
Operating Leases	2,100	516	811	640	133
Total	$2,445	$631	$1,041	$640	$133

We also have obligations to make future payments to third parties that become due and payable on the achievement of certain development, regulatory and commercial milestones, such as the start of a clinical trial, filing of an NDA, approval by the FDA or product launch, or royalties upon sale of products. We have not included these commitments on our statements of financial position or in the table above because the achievement and timing of these milestones is not fixed and determinable. These potential future commitments include:

●	Agreement with the Contact Research Organization (“CRO”). In January 2015, the Company entered into an agreement with a CRO according to which it will receive project management, clinical development and other related services from the CRO for the execution of the Phase 3 rGBM clinical trial study in consideration for up to $18.7 million. Additional expenses related to changes in the study and in the estimated services involved were agreed upon and are being negotiated with the CRO during the execution of the study. Through December 31, 2018, expenses in the total amount of $21.7 million were incurred.

●	Agreement with the Contact Research Organization (“CRO”). In December 2017, the Company entered into an agreement with a Contact Research Organization (“CRO”) according to which it will receive project management, clinical development and other related services from the CRO for the execution of the Phase 3 study in platinum-resistant ovarian cancer in consideration for approximately $19.0 million. Through December 31, 2018, expenses in the total amount of $800 thousand were incurred.

●	Agreement with Tel Hashomer. On February 3, 2013, we entered into an agreement with Tel Hashomer-Medical Research, Infrastructure and Services Ltd., or Tel Hashomer, a private company whose purpose is to promote the welfare of the Sheba Medical Center, or the Hospital, and Prof. Dror Harats, our chief executive officer. The agreement with Tel Hashomer resolved claims of the Hospital regarding the ownership of certain inventions and patent rights owned by us and developed in part by Prof. Harats and other inventors who were engaged by us and by the Hospital in parallel. The agreement provided us with a waiver of rights by the Hospital and Tel Hashomer in connection with intellectual property developed by these inventors prior to the date of the agreement. In consideration for the waiver, we undertook to pay 1% of any net sales of any product covered by the intellectual property covered under the agreement, which includes all of our current product candidates, and 2% of any consideration that we receive for granting a license or similar rights to this intellectual property. Such amounts will be recorded as part of our cost of revenues. In addition, upon the occurrence of an exit event such as a merger, sale of all shares or assets or the closing of an initial public offering, we are required to pay to Tel Hashomer 1% of the proceeds received by us or our shareholders as the case may be. In November 2014, following the completion of our IPO, we paid to Tel Hashomer the amount of $0.4 million. In November 2017, we entered into a license agreement. For the cash payment received to date in this transaction, we paid Tel Hashomer an additional $340 thousand royalty and all other payment obligations under this agreement will expire once we have paid an aggregate sum of NIS 100 million (approximately $29 million) to Tel Hashomer by way of pay out, exit proceeds and licensing consideration. Amounts previously paid as royalties on any net sales will not be taken into account when calculating this aggregate sum.

60

●

Agreement with Janssen Vaccines & Prevention B.V. On April 15, 2011, we entered into a Commercial License Agreement with Janssen Vaccines & Prevention B.V., or Janssen, for incorporating the adenovirus 5 in VB- 111 and other drug candidates for cancer for consideration including the following potential future payments:

■	an annual license fee of € 100,000 ($144,000), continuing until the termination of the agreement, which will occur upon (i) the later of the expiration date of the last related patent or 10 years from the first commercial sale of VB-111 or (ii) the termination of the agreement by us, which is permitted, upon three months’ written advance notice to Janssen;

■	a milestone payment of € 400,000 ($460,000) upon receipt of the first regulatory approval for the marketing of the first indication for each product covered under the agreement; and

■	royalties of 0.5%-2.0% on net sales.

There are no limits or caps on the amount of potential royalties. Pursuant to the agreement, the Company has the right to terminate the agreement by giving Janssen Vaccines & Prevention B.V. three months’ written notice.

●

Participation by the IIA. We receive grants from the IIA, as part of the oncology and anti-inflammatory research and development programs. The requirements and restrictions for such grants are set forth in the Research Law. These grants are subject to repayment through future royalty payments on sales of any products resulting from these research and development programs, including VB-111 and VB-201. Under the Research Law, we are obligated to pay royalties of 3% to 3.5%. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest generally equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The total gross amount of grants actually received by us from the IIA as of December 31, 2018 totaled approximately $22.6 million, and the balance of the principal and interest in respect of our commitments for future payments to the IIA totaled approximately $27.8 million license agreement.

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

Recently Issued and Adopted Accounting Pronouncements

The recent accounting pronouncements are set forth in Note 2 to our audited financial statements beginning on page F-1 of this Annual Report.

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

Safe Harbor

See “Cautionary Note Regarding Forward-Looking Statements” in the introduction to this Annual Report.

Item 6. Directors, Senior Management and Employees

Executive Officers and Directors

The following table sets forth certain information relating to our executive officers and directors, including their ages as of February 1, 2019. Unless otherwise stated, the address for our directors and executive officers is c/o Vascular Biogenics Ltd., 8 Hasatat St. Modiin, Israel.

Name	Age	Position
Executive Officers and Director
Dror Harats (3)	62	Chief Executive Officer and Director
Amos Ron	63	Chief Financial Officer and Company Secretary
Erez Feige	45	Vice President, Business Operations
Tami Rachmilewitz	49	Vice President, Clinical Development
Eyal Breitbart	52	Vice President, Research and Operations
Naamit Sher	64	Vice President, Drug Development
Ayelet Horn	48	General Counsel
Non-Executive Directors
Bennett M. Shapiro (1)(3)(4)	79	Chairman and Director
Ruth Arnon (1)(3)(4)	86	Director
Ruth Alon (3)(4)	67	Director
Ron Cohen (1)(4)	63	Director
Susan L. Kelley (4)	64	Director
David Hastings (2)(4)	57	Director
Shmuel (Muli) Ben Zvi (2)(4)	58	Director

(1)	Member of the compensation committee.
(2)	Member of the audit committee.
(3)	Member of the nominating and corporate governance committee.
(4)	Independent director under the rules of the NASDAQ Stock Market.

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

Dr. Tami Rachmilewitz has served as our vice president of clinical development since June 2018. Prior to joining our company, from 2016 to 2018, Dr. Tami Rachmilewitz served as Medical Director and Head of Pharmacovigilance for NeuroDerm, holding responsibility for all development aspects of clinical phase projects. Prior to that, from 2013 to 2016, she acted as Clinical Program Leader for Teva, leading a pivotal phase III trial in Multiple Sclerosis. From 2009 to 2013 she was a Clinical Development Medical Advisor for Novartis with expertise in Immunology. Dr. Rachmilewitz holds an M.D. from the Hadassah Medical School at the Hebrew University in Jerusalem, which is where she did her internship and residency in Psychiatry.

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

Dr. Naamit Sher has served as our vice president of drug development and regulatory affairs since 2006. Prior to joining our company, from 2005 to 2006, Dr. Sher was head of QC laboratories, operations division at Teva Pharmaceutical Industries Ltd. From 1992 to 2005, Dr. Sher acted as quality control/quality assurance director at InterPharm, a subsidiary of Ares-Serono. Dr. Sher holds a B.Sc., M.Sc. and Ph.D. from the Hebrew University of Jerusalem, Israel. She completed post-doctoral fellowships at each of the Hebrew University, Jerusalem, Israel, and Rutgers University.

Adv. Ayelet Horn has served as our general counsel since our inception in 2000, and has served as our company secretary between 2007 to 2016. Adv. Horn holds an LL.B from Tel-Aviv University, Israel, and an M.B.A. from Herriot Watt University, Edinburgh, Scotland.

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

Dr. Ron Cohen, M.D. joined our board in February 2015. In addition to serving on our board of directors, Dr. Cohen has served as President, Chief Executive Officer and founder of Acorda Therapeutics, Inc., since 1995. Previously he was a principal in the startup and an officer of Advanced Tissue Sciences, Inc., a biotechnology company engaged in the growth of human organ tissues for transplantation, from 1986 to 1992. Dr. Cohen received his B.A. with honors in Psychology from Princeton University, and his M.D. from the Columbia College of Physicians & Surgeons. He completed his residency in Internal Medicine at the University of Virginia Medical Center, and is Board Certified in Internal Medicine. Dr. Cohen is a Director on the Board of the Biotechnology Innovation Organization (BIO) and previously served as Chair of the Board. He served as a Director of Dyax Corporation until the end of 2015, and also previously served as Director and Chair of the New York Biotechnology Association. He is a recipient of the NY CEO Lifetime Achievement Award and the Ernst & Young Entrepreneur of the Year Award for the New York Metropolitan Region, and has been recognized by PharmaVOICE Magazine as one of the 100 Most Inspirational People in the Biopharmaceutical Industry. We believe Dr. Cohen is qualified to serve on our board of directors because of his extensive business and industry background.

Dr. Susan L. Kelley, M.D. joined our board in January 2018. Dr. Kelley is a medical oncologist with extensive experience in drug development and commercialization. Dr. Kelley worked with Bristol-Myers Squibb in Oncology and Immunology drug development from 1987 to 2001. From 2001 to 2008, Dr. Kelley worked with Bayer Healthcare Pharmaceuticals as Vice President, Global Clinical Development and Therapeutic Area Head - Oncology. From 2008 to 2011, she was Chief Medical Officer of the Multiple Myeloma Research Consortium, Dr. Kelley served as a member of the Board of Directors of Alchemia from 2013-2015. She is currently a Director at ArQule, Immune Design, and Daré Bioscience (formerly Cerulean Pharmaceuticals), all publicly-traded, US-based biotechnology companies. Susan Kelley received her M.D. from Duke University School of Medicine and completed oncology training at the Dana-Farber Cancer Institute in Boston. She was also a Fellow in Medical Oncology and Pharmacology at Yale University School of Medicine. We believe Dr. Kelley is qualified to serve on our board of directors because of her extensive industry background.

David Hastings joined our board in January 2018. Mr. Hastings has more than 18 years of finance, accounting and operations experience in the bio-pharmaceutical industry. Mr. Hastings joined Arbutus BioPharma in June 2018 and currently serves as its Chief Financial Officer. Mr. Hastings previously served as the Chief Financial Officer and Executive Vice President of Incyte Corporation from 2003 until 2014. During this time, Mr. Hastings oversaw all financial aspects as Incyte transitioned from research and development to commercialization, following the launch of Jakafi®(ruxolitinib). Mr. Hastings also previously served as Vice President, Chief Financial Officer and Treasurer of ArQule Inc. During his tenure at ArQule, he played an important role in ArQule’s transition into a drug discovery and development organization, and in two strategic acquisitions, including the purchase of Cyclis Pharmaceuticals Inc. Prior to that, Mr. Hastings was with Genzyme Corporation as its Vice President and Corporate Controller, and with Sepracor, Inc. where he was Director of Finance. Most recently, Mr. Hastings served as the Chief Financial Officer and Senior Vice President of Unilife Corporation (a medical device company) from 2015 to 2017 and as its Chief Accounting Officer and Treasurer from 2016 to 2017. He is a member of the Board Director of SCYNEXIS, Inc. and Entasis, Inc. and chairs their Audit Committees. We believe Mr. Hastings is qualified to serve on our board of directors because of his extensive financial and business background.

Dr. Shmuel (Muli) Ben Zvi joined our board in September 2018. Dr. Ben Zvi is currently a board member at Bank Leumi, the second largest bank in Israel, and a member of its audit, risk management, technology and strategy committees. Dr. Ben Zvi is also a board member of SOL-GEL Technologies (NASDAQ SLGL) and a member of the audit and compensation committees. From 2004 to 2014, Dr. Ben Zvi held various managerial positions at Teva Pharmaceuticals Industries Ltd., dual listed on Nasdaq and the TASE, including VP Finance and VP Strategy. From 2000 to 2004, Dr. Ben Zvi was the financial advisor to the Chief of General Staff of the Israel Defense Forces and head of the Defense Ministry budget department. Dr. Ben Zvi holds a Ph.D. in economics from Tel-Aviv University, Israel and participated in the Harvard Business School Advanced Management Program (AMP).

Arrangements Concerning Election of Directors; Family Relationships

Our current board of directors consists of eight directors.

We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers and directors.

Advisory Boards

We established an advisory board with specific expertise in oncology. In addition we have an advisory board comprised of industry experts with significant experience in the pharmaceutical industry.

Head of Scientific Advisory Board-Rachel W. Humphrey, M.D.

Oncology Experts

Glioblastoma (GBM)

Andrew J. Brenner , MD, PhD, The University of Texas Health Science Center

Nicholas Butowski , MD, University of California

Timothy Cloughesy, MD, UCLA

Patrick Y. Wen , MD, Dana-Farber Cancer Institute

Ovarian Cancer

Rebecca C. Arend, MD, University of Alabama at Birmingham

Robert A. Burger , MD, University of Pennsylvania

Thomas Herzog , MD, University of Cincinnati Cancer Institute

Bradley J. Monk , MD, FACS, FACOG, Univ. of Arizona& Creighton Univ.

Kathleen Moore , MD, University of Oklahoma Health Sciences Center

Richard T. Penson , MD, MRCP, Massachusetts General Hospital

Ronnie Shapira-Frommer, MD, Sheba Medical Center

Thyroid Cancer

Keith Bible, MD, PhD, Mayo Clinic Cancer Center

Additional Experts

Ronald Goldblum, M.D.

Bonnie Goldman, M.D.

Melanie Hartsough, PhD

John Konz, Ph.D.

David Smolin, Ph.D.

Compensation of Executive Officers and Directors

The aggregate compensation paid by us to our current directors and executive officers, including share based compensation, for the year ended December 31, 2018, was $4.3 million. This amount includes any amounts set aside or accrued to provide pension, severance, retirement, annual leave and recuperation or similar benefits or expenses. It does not include any business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel. The above also includes the provision for bonuses for the year ended December 31, 2018 in the amount of $0.4 million. As of December 31, 2018, options and RSU’s to purchase an aggregate of 3,408,587 ordinary shares granted to our directors and executive officers were outstanding under the Employee Share Ownership and Option Plan (2000), or the 2000 Plan, and the Employee Share Ownership and Option Plan (2011), or the 2011 Plan, and the Employee Share Ownership and Option Plan (2014), or the 2014 Plan at a weighted average exercise price of $2.81 per share.

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

The following of our directors were elected in accordance with the terms of our articles of association in effect prior to the initial public offering of our shares on NASDAQ and are nominated for re-election by our shareholders at any consecutive annual general meeting:

●	Dr. Shapiro was appointed as an industry expert by a majority of the other directors, a majority that included representatives of our major shareholders.

●	Prof. Harats was entitled to be a board member for so long as Prof. Harats is either (i) the chief executive officer of our company; or (ii) a holder of 3% or more of our issued and outstanding share capital;

●	Ms. Alon was originally appointed by persons affiliated with Pitango Venture Capital; Since 2017 Ms. Alon is not related to Pitango She was re-elected by the General Meeting of shareholders as an independent director.

●	Prof. Ruth Arnon was appointed by a majority of the other directors, which included representatives of our major shareholders.

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

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise (as defined in the Companies Law). In accordance with the exemption available to certain Israeli public companies, whose shares are traded on NASDAQ, our board of directors elected not to follow the requirements of Companies Law with regard to the appointment of directors with accounting and financial expertise as defined in the Companies Law, and instead, to follow the NASDAQ rules applicable to US domestic companies with respect to the financial expertise of the directors. The exemption applies as long as the Company has no controlling shareholder, is in compliance with applicable US law and regulations and complies with the NASDAQ rules applicable to US domestic companies with respect to the appointment of independent directors and to the composition of the compensation and audit committees. Our board may further resolve at any time that we shall no longer follow the reliefs and in such event we shall be required to appoint directors with accounting and financial expertise as defined in the Companies Law. Our board of directors has determined that the minimum number of directors who are required to have accounting and financial expertise is one.

External Directors

Under the Companies Law, a public company is required to have at least two directors who qualify as external directors. In accordance with the exemption available to certain Israeli public companies, whose shares are traded on NASDAQ and which do not have a controlling shareholder (the “Exemption to Foreign-listed Israeli Companies”), our board of directors elected not to follow the requirements of Companies Law with regard to the appointment of “external directors” as defined in the Companies Law, and instead, to follow the NASDAQ rules applicable to US domestic companies with respect to the appointment of independent directors. The exemption applies as long as the Company has no controlling shareholder, is in compliance with applicable US law and regulations and complies with the NASDAQ rules applicable to US domestic companies with respect to the appointment of independent directors and to the composition of the compensation and audit committees. Our board may further resolve at any time that we shall no longer follow the reliefs or determine that we are no longer in compliance with the requirements of such exemption, and in such event we shall be required to appoint two directors as external directors.

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

Under the NASDAQ listing requirements, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and at least one of whom has accounting or related financial management expertise. Our audit committee consists of Mr. David Hastings, Ms. Ruth Alon and Dr. Shmuel (Muli) Ben Zvi and is chaired by Mr. Hastings. Mr. Hastings and Dr. Ben Zvi are the audit committee financial experts as defined by the Securities and Exchange Commission rules and all of the members of our audit committee have the requisite financial literacy as defined by the NASDAQ Stock Market rules. All the members of our audit committee are “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the listing standards of NASDAQ.

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

Under the Companies Law, our audit committee is responsible for:

●	determining whether there are deficiencies in our business management practices, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

●	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest) and whether such transaction is extraordinary or material under the Companies Law (see “-Approval of Related Party Transactions Under Israeli Law”);

●	where the board of directors approves the work plan of the internal auditor, to examine such work plan before its submission to the board and propose amendments thereto;

●	establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest;

●	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

●	examining the scope of our independent auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

●	establishing procedures for the handling of employees’ complaints as to deficiencies in the management of our business and the protection to be provided to such employees.

Our audit committee may not approve any actions requiring its approval (see “-Approval of Related Party Transactions Under Israeli Law”), unless at the time of approval a majority of the committee’s members are present, which majority consists of unaffiliated directors including at least one external director.

Compensation Committee

Our compensation committee consists of Dr. Ben Shapiro, Dr. Cohen and of Dr. Ruth Arnon. Dr. Ben Shapiro serves as the chairman of the compensation committee. The members of our compensation committee are independent under the NASDAQ listing requirements.

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

The duties of the compensation committee include the recommendation to our board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and will need to be brought every three years for approval by the company’s shareholders, which approval requires what we refer to as a special majority. A special majority approval requires shareholder approval by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement; or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights. On May 27, 2015 our shareholders approved our compensation policy and we intend to extend the compensation policy for an additional three-year term.

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

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. Our internal auditor is Mr. Zachi Refaeli from Ernst & Young Israel.

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

Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Companies Law codifies the fiduciary duties that office holders owe to a company. Each person listed in the table under “Management-Executive Officers and Directors” is an office holder under the Companies Law.

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

Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. See “-Major Shareholders and Related Party Transactions” for a definition of controlling shareholder. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated. The approval of the audit committee, the board of directors and a special majority, in that order, is required for (a) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (b) the engagement with a controlling shareholder or his or her relative, directly or indirectly, for the provision of services to the company, (c) the terms of engagement and compensation of a controlling shareholder or his or her relative who is not an office holder or (d) the employment of a controlling shareholder or his or her relative by the company, other than as an office holder.

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

Employment Agreements with Executive Officers and Directors

We have entered into written employment agreements with each of Dror Harats, Erez Feige, Amos Ron, Tami Rachmilewitz, Eyal Breitbart and Naamit Sher. All such agreements contain provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provisions apply for a period of 24 months following termination of the respective officer’s employment. In addition, we are required to provide notice of between three and six months prior to terminating the employment of such executive officers other than in the case of a termination for cause. Other than with respect to Prof. Harats, these agreements do not provide for benefits upon the termination of these executives’ respective employment with us, other than payment of salary and benefits during the required notice period for termination of these agreements, which varies under these individual agreements. Prof. Harats’s agreement provides for six months of severance in the event Prof. Harats’s employment is terminated by us without cause or terminated by Prof. Harats for good reason. Pursuant to his employment agreement, “Cause” means Prof. Harats’s conviction of any felony related to our business, a serious breach of trust by Prof. Harats, including theft, embezzlement of our funds, self-dealing, prohibited disclosure of confidential or proprietary information and Prof. Harats’s engagement in any prohibited business competitive to our own, Prof. Harats’s disregard of lawful instructions of our board of directors with respect to his duties to us following notice, or Prof. Harats’s willful failure to perform any of his fundamental functions or duties. Pursuant to his employment agreement, “Good reason” means a material reduction in Prof. Harats’s status, title, position or responsibilities, a reduction in Prof. Harats’s salary which is not part of a general reduction in salary applicable to all of our employees, a failure by us to continue any material compensation or benefit plan, program or practice in which Prof. Harats is participating, or a material breach by us of any provision of Prof. Harats’s employment agreement.

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

Employees

As of March 1, 2019, we employed 39 employees, including 31 in research and development, and 8 in general and administrative positions, and of which 13 employees have either MDs or PhDs. All of our employees are located in Israel. We believe our employee relations are good.

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

Share Ownership

For information regarding the share ownership of our directors and executive officers, please refer to “-Equity Compensation Plans” below and “Item 7. Major Shareholders and Related Party Transactions-Major Shareholders.”

As of March 1, 2019, our directors and executive officers hold, in the aggregate, options, warrants and RSU’s outstanding for 3,408,587 ordinary shares. These options have an average exercise price of $2.81 per share and have expiration dates generally twenty years after the grant date of the option.

1,846,317 options and warrants are exercisable as of February 1, 2019 and have a weighted average exercise price of $3.06 per share.

Equity Compensation Plans

The 2000 Plan, the 2011 Plan and the 2014 Plan, allow us to grant options to purchase our ordinary shares to our directors, officers, employees, consultants, advisers and service providers. The option plans are intended to enhance our ability to attract and retain desirable individuals by increasing their ownership interests in us. We no longer intend to grant options under the 2000 Plan or the 2011 Plan, and the remaining shares reserved for future grants under the option plans will constitute the initial share reserve for the 2014 Plan. Additionally, upon the expiration of options granted under the 2000 Plan or the 2011 Plan, the ordinary shares underlying such expired options will increase the pool reserved for allocation under the 2014 Plan. As of March 1, 2019, we had reserved an aggregate of 6,955,287 ordinary shares under the option plans. As of March 1, 2019, options to purchase an aggregate of 5,024,981 ordinary shares were outstanding and options to purchase 650,993 ordinary shares had been exercised.

The plans are designed to reflect the provisions of the Israeli Income Tax Ordinance [New Version]-1961, as amended, mainly Sections 102 and 3(i), of the Ordinance, which affords certain tax advantages to Israeli employees, officers and directors that are granted options in accordance with its terms.

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

Employee Share Ownership and Option Plan (2014)

In June 2014, we adopted and obtained shareholder approval for our 2014 Plan and the U.S. Appendix thereto. The 2014 Plan provides for the grant of options, restricted shares, restricted share units and other share- based awards to our directors, employees, officers, consultants, advisors and service providers, among others and to any other person whose services are considered valuable to us. Following the approval of the 2014 Plan by the Israeli tax authorities, we will only grant options or other equity incentive awards under the 2014 Plan, although previously-granted options and awards will continue to be governed by our 2000 Plan and 2011 Plan. The initial reserved pool under the 2014 Plan was 928,288 ordinary shares, and was adjusted as set forth in the 2014 Plan, including an automatic annual increase on January 1 of each year such that the number of shares issuable under the 2014 Plan will equal 4% of our issued and outstanding share capital on a fully diluted basis on each such January 1, or a lesser number of shares determined by the board of directors. As of March 1, 2019, the outstanding reserved pool under the 2014 Plan stands on 1,279,486.

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

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 1, 2019:

●	each person or entity known by us to own beneficially more than 5% of our outstanding ordinary shares;

●	each of our executive officers and directors individually; and

●	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of February 1, 2019 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 35,881,128 ordinary shares outstanding as of February 1, 2019.

According to our transfer agent, as of February 23, 2019 there were 12 record holders of our ordinary shares, of which two record holders were located in the United States. None of our shareholders has different voting rights from other shareholders.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned. Unless otherwise indicated, the address of each beneficial owner is c/o Vascular Biogenics Ltd., 8 HaSatat St., Modi’in, Israel 7178106.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ownership
5% Shareholders
Thai Lee Family Trust	5,447,811	15.18%
Aurum Ventures M.K.I. Ltd (1)	4,254,778	11.86%
Sabby Management LLC	2,373,768	6.61%
The Estate of Mr. Jecheskiel Gonczarowski (2)	2,168,337	6.03%
Executive Officers and Directors
Dr. Bennett M. Shapiro (3)	314,122	0.87%
Prof. Dror Harats (4)	1,731,436	4.69%
Prof. Ruth Arnon	-	*
Ms. Ruth Alon	-	*
Dr. Ron Cohen	-	*
Dr. Susan L. Kelley	-	*
David Hastings	-	*
Dr. Shmuel (Muli) Ben Zvi	-	*
Mr. Amos Ron	-	*
Dr. Erez Feige	-	*
Dr. Eyal Breitbart	-	*
Dr. Naamit Sher	-	*
Dr. Corinne Epperly	-	*
Adv. Ayelet Horn	-	*
All directors and executive officers as a group (5)	2,705,833	7.09%

*	Less than 1%

(1)	Consists of 4,254,778 shares held by Aurum Ventures M.K.I. Ltd. Voting and investment power over such shares are vested with Mr. Morris Kahn, who controls Aurum Ventures M.K.I. Ltd. As such, Mr. Kahn may be deemed to have beneficial ownership over our shares held by Aurum Ventures M.K.I. Ltd. The address of Aurum Ventures M.K.I. Ltd. is 16 Abba Hillel Silver Rd., Ramat Gan, 5250608, Israel.

(2)	Consists of 1,503,779 shares held directly by the estate of Mr. Jecheskiel Gonczarowski and 664,558 shares held by D.S.N.I. Investments Ltd. (collectively, the “J.J.D. Funds”). The shares held by D.S.N.I. Investments Ltd. may be deemed to be beneficially owned by the estate of Jecheskiel Gonczarowski.

(3)	Consists of (a) 24,440 outstanding shares held by Puretech Ventures LLC, which may be deemed to be beneficially owned by Bennett M. Shapiro, our chairman and a senior partner and chairman of Puretech Ventures LLC; (b) 42,808 outstanding shares held by Bennett M. Shapiro and Fredericka F. Shapiro, JTWROS; and (c) options to purchase 246,874 shares exercisable within 60 days of February 1, 2018 held by Bennett M. Shapiro.

(4)	Consists of (a) 705,907 outstanding shares held by or for Prof. Harats; (b) options to purchase 993,597 shares exercisable within 60 days of February 1, 2019; and (c) warrants exercisable for 31,932 shares within 60 days of February 1, 2019.

(5)	Consists of (a) options to purchase 1,814,386 shares exercisable within 60 days of February 1, 2019; (b) warrants exercisable for 31,932 shares within 60 days of February 1, 2019; and (c) 859,515 outstanding shares.

Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we are party since January 1, 2018.

On May 27, 2015 our shareholders approved our written compensation policy and we intend in to extend the compensation policy for an additional three-year term. We have adopted a written policy which provides that the approval of the audit committee is required to effect specified actions and transactions with our directors, executive officers and controlling shareholders, or in which such persons have an interest. See “Item 6. Directors, Senior Management and Employees-Approval of Related Party Transactions Under Israeli Law.” The term “controlling shareholder” means a shareholder with the ability to direct the activities of our company, other than by virtue of being an executive officer or director. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. For the purpose of approving transactions with controlling shareholders, as well as corporate approval of executive compensation, the term also includes any shareholder (or two or more shareholders having a personal interest in the same matter being brought for approval) that holds 25% or more of the voting rights of a company if the company has no shareholder that owns more than 50% of its voting rights. The transactions described below were entered into prior to the effectiveness of this policy.

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

Employment Agreements

We have entered into employment agreements with our executive officers and key employees. The employment agreements contain standard provisions, including assignment of invention provisions and non-competition clauses. See “Item 6. Directors, Senior Management and Employees-Employment Agreements with Executive Officers.”

Registration Rights Agreement

Our investor rights agreement entitles our preferred shareholders to certain registration rights following the closing of our initial public offering. In accordance with this agreement, and subject to conditions described below, the following executives, directors and entities, which as of the date of the prospectus relating to the initial public offering beneficially owned more than 5% of our ordinary shares are entitled to registration rights: the estate of Jecheskiel Gonczarowski and entity affiliated therewith, Thai Lee Family Trust, Aurum Ventures and Pitango Ventures.

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

Form F-3 Demand Rights. Upon filing an F-3 and at the request of the holders of more than 20% of the shares held by our former preferred shareholders, we are required to file a registration statement on Form F-3 in respect of the ordinary shares held by our former preferred shareholders. Following a request to effect such a registration, we are required to give notice of the request to the other holders of registrable securities and offer them an opportunity to include their shares in the registration statement. We are not required to effect a registration on Form F-3 more than twice in any 12 month period and are only required to do so if the aggregate proceeds from any such registration are estimated in good faith to be in excess of $2.0 million.

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

	Price Per Ordinary Share
	High	Low
Annual:
2014	$7.56	$4.65
2015	17.02	3.09
2016	7.58	2.76
2017	9.05	3.90
2018	8.50	0.60
Quarterly:
First Quarter 2017	$6.50	$4.20
Second Quarter 2017	$6.70	$4.35
Third Quarter 2017	$7.25	$3.90
Fourth Quarter 2017	$9.05	$5.60
First Quarter 2018	8.50	2.30
Second Quarter 2018	2.80	2.10
Third Quarter 2018	2.175	1.55
Fourth Quarter 2018	1.72	1.26
First Quarter 2019 (through March 11, 2019)	$1.64	$0.94
Most Recent Six Months:
September 2018	1.70	1.55
October 2018	$1.72	$1.25
November 2018	$1.43	$1.10
December 2018	$1.26	$0.60
January 2019	$1.29	$0.939
February 2019	$1.63	$1.26

On March 11, 2019, the last reported sale price of our ordinary shares on the Nasdaq Global Market was $1.64 per share.

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

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors described under “Item 6. Directors, Senior Management and Employees-Board of Directors.”

Under our amended and restated articles of association, our board of directors must consist of not less than three, not including two external directors, but no more than nine directors (including the external directors). Pursuant to our amended and restated articles of association, other than the external directors, for whom special election requirements apply under the Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares, participating and voting at the relevant meeting. Each director will serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal by a vote of the majority voting power of our shareholders at a general meeting of our shareholders or until his or her office expires by operation of law, in accordance with the Companies Law. In addition, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on the board of directors to serve for a term of office equal to the remaining period of the term of office of the directors(s) whose office(s) have been vacated. External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Companies Law. See “Item 6. Directors, Senior Management and Employees-Board of Directors.”

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

Vote Requirements

Our amended and restated articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our amended and restated articles of association. Under the Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if not extraordinary) requires, the approval described above under “Management-Approval of Related Party Transactions Under Israeli Law-Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions.” Under our amended and restated articles of association, the alteration of the rights, privileges, preferences or obligations of any class of our shares requires a simple majority vote of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting. An exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by voting deed and voting on the resolution.

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

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders (as described under “Item 6. Directors, Senior Management and Employees-Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions”).

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

Anti-takeover Measures

The Companies Law allow us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. No preferred shares are currently authorized under our amended and restated articles of association. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our amended and restated articles of association, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law as described above in “Voting Rights”.

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

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company”, “Item 6. Directors, Senior Management and Employees” or elsewhere in this Annual Report.

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

E. Taxation [Note: subject to the review of company’s tax advisors]

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

The 2005 Amendment provides that a certificate of approval from the Investment Center will only be necessary for receiving cash grants. As a result, it was no longer necessary for a company to obtain an Approved Enterprise certificate of approval in order to receive the tax benefits previously available under the alternative benefits track. Rather, a company may claim the tax benefits offered by the alternative benefits track directly in its tax returns, provided that it meets the criteria for tax benefits set forth in the amendment. In order to receive the tax benefits, the 2005 Amendment states, inter alia , that a company must make an investment which meets all of the conditions, including a minimum qualifying investment in certain productive assets as specified in the Investment Law. Such investment, along with the fulfillment of certain export requirements, allows a company to receive “Benefited Enterprise” status, and may be made over a period of no more than three years culminating with the end of the Benefited Enterprise election year.

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

Tax Benefits Under the 2017 Amendment

The 2017 Amendment introduced new benefits for income generated by a “Preferred Company” (as defined above) through its “Preferred Technology Enterprise” (as defined in the Investment Law) as of January 1, 2017. Pursuant to the 2017 Amendment, in 2017 and thereafter a Preferred Company is entitled to a reduced corporate tax rate of 12% with respect to its income derived by its Preferred Technology Enterprise unless the Preferred Enterprise is located in development zone A, in which case the rate will be 7.5%. It should be noted that the calculation of a Preferred Company’s Preferred Technology Enterprise income is based on a complex formula and the income not classified as such may be classified as Preferred Enterprise income or ordinary income depending on the circumstances. In addition, a Preferred Company must generally fulfill certain conditions to be eligible for Preferred Technology Enterprise status including, inter alia, an R&D expenses level of at least 7% of total revenues or NIS 75 million per year.

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

Distributions

Subject to the discussion under “-Passive Foreign Investment Company Considerations,” below, if you are a U.S. Holder, the gross amount of any distribution made to you with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders, generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will generally be treated first as a return of your adjusted tax basis in our ordinary shares and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder has held our ordinary shares for more than one year as of the time such distribution is received. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income. Non-corporate U.S. Holders may qualify for the preferential rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below). The Company, which is incorporated under the laws of the State of Israel, believes that it qualifies as a resident of Israel for purposes of, and is eligible for the benefits of, the Convention between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income, signed on November 20, 1975, as amended and currently in force, or the U.S.-Israel Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Israel Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Therefore, subject to the discussion under “-Passive Foreign Investment Company Considerations,” below, if the U.S.-Israel Tax Treaty is applicable, such dividends will generally be “qualified dividend income” in the hands of individual U.S. Holders, provided that certain conditions are met, including holding period and the absence of certain risk reduction transaction requirements are met. The dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders.

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

Sale, Exchange or Other Taxable Disposition of Our Ordinary Shares

Subject to the discussion below under “-Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other taxable disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other taxable disposition and your adjusted tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other taxable disposition of ordinary shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period determined at the time of such sale, exchange or other taxable disposition for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

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

However, we believe that we were not a PFIC for our 2018 taxable year, but we expect that unless and until we generate sufficient revenue from active licensing and other non-passive sources and otherwise satisfy the asset test above, we will be treated as a PFIC in future taxable years.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of foreign currency exchange rates. Approximately 39% of our expenses in 2018 were denominated in New Israeli Shekels. Changes of 5% in the US$/NIS exchange rate will increase or decrease the operating expenses by up to 1%.

Foreign Currency Risk

Fluctuations in exchange rates, especially the NIS against the U.S. dollar, may affect our results, as some of our assets are linked to NIS, as are some of our liabilities. In addition, the fluctuation in the NIS exchange rate against the U.S. dollar may impact our results, as a portion of our operating costs are NIS denominated.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar at year end:

Period	%
Year ended December 31, 2018	8.1%
Year ended December 31, 2017	(9.83)%
Year ended December 31, 2016	(1.5)%

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

As of December 31, 2018, we had used all of the net proceeds of our initial public offering. None of the proceeds from our initial public offering were used for direct or indirect payments to our directors, officers or their associates, or to persons owning 10% or more of our equity securities, or to our affiliates.

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

Our management, including our CEO and CFO, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of the Compay’s internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the results of this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2018.

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

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert

All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the Securities and Exchange Commission and the NASDAQ corporate governance rules. Our board of directors has determined that Mr. David Hastings and Dr. Shmuel (Muli) Ben Zvi are the audit committee financial experts as defined by the Securities and Exchange Commission rules, has the requisite financial experience and is independent as defined by the NASDAQ corporate governance rules.

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees billed by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Ltd., our independent registered public accounting firm:

	Year Ended December 31,
	2018	2017
	(in thousands)
Service rendered
Audit Fees (1)	$135.0	$145.0
Audit-Related Fees (2)	-	-
Tax Fees (3)	33.0	31.0
All Other Fees	-	-

Total	$168.0	$176.0

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide, including work regarding the public listing or offering during 2017 and 2018.
(2)	Audit related services relate to reports to the IIA.
(3)	Tax fees relate to tax compliance, planning and advice.

Our board of directors reviews and pre-approves all audit services and permitted non-audit services (including the fees and other terms) to be provided by our independent auditors.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

In the year ended December 31, 2018, neither we nor any affiliated purchaser (as defined in the Exchange Act) purchased any of our ordinary shares.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we have the option to follow certain Israeli corporate governance practices rather than those of NASDAQ, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices we are not following and describe the home country practices we follow instead. We rely on this “foreign private issuer exemption” with respect to the following NASDAQ requirements:

●	Quorum requirement. Under our articles of association and as permitted under the Companies Law, a quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares instead of 33 1 3% of the issued share capital required under Nasdaq requirements.

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

Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on NASDAQ, may provide less protection than is accorded to investors under NASDAQ listing requirements applicable to domestic issuers. For more information, see “Item 3. Risk Factors-We are an ‘emerging growth company’ and a ‘foreign private issuer,’ and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies and foreign private issuers will make our ordinary shares less attractive to investors” and “Risk Factors-We are a ‘foreign private issuer’ and intend to follow certain home country corporate governance practices, and our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NASDAQ corporate governance requirements.” We will also be required to comply with Israeli corporate governance requirements under the Companies Law applicable to Israeli public companies such as us whose shares are also listed for trade on an exchange outside Israel.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Financial Statements are set forth under Item 18.

Item 18. Financial Statements

Our Financial Statements beginning on pages F-1 through F-8, as set forth in the following index, are incorporated herein by reference. These Financial Statements are filed as part of this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of VASCULAR BIOGENICS LTD.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Vascular Biogenics Ltd. (the “Company”) as of December 31, 2018 and 2017, and the related statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
March 27, 2019	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company’s auditor since 2001.

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel, P.O. Box 50005 Tel-Aviv 6150001 Telephone: +972 -3-7954555, Fax: +972 -3- 7954556, www.pwc.com/il

VASCULAR BIOGENICS LTD.

STATEMENTS OF FINANCIAL POSITION

		December 31
	Note	2018	2017
		U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents		$29,347	$6,694
Short-term bank deposits	5	21,135	48,035
Trade receivables	8	-	2,000
Other current assets	12a	1,227	1,729

TOTAL CURRENT ASSETS		51,709	58,458

NON-CURRENT ASSETS:
Property and equipment, net	6	8,921	7,128
Long-term prepaid expenses		48	103

TOTAL NON-CURRENT ASSETS		8,969	7,231

TOTAL ASSETS		$60,678	$65,689

Liabilities and equity
CURRENT LIABILITIES-
Accounts payable:
Trade		$1,193	$3,058
Other	12b	2,944	3,465
Deferred revenue	8	290	1,046
Lease liability		347	-

TOTAL CURRENT LIABILITIES		4,774	7,569

NON-CURRENT LIABILITIES-
Severance pay obligations, net	7	99	128
Deferred revenue	8	2,263	2,092
Lease liability		449	-

TOTAL NON-CURRENT LIABILITIES		2,811	2,220

TOTAL LIABILITIES		7,585	9,789

COMMITMENTS	9
EQUITY:	10
Ordinary shares, NIS 0.01 par value; Authorized as of December 31, 2018 and 2017, 70,000,000 shares; issued and outstanding as of December 31, 2018 and 2017, 35,881,128 and 29,879,323 shares, respectively		73	57
Accumulated other comprehensive income		41	16
Additional paid in capital		233,721	221,055
Warrants		7,904	2,960
Accumulated deficit		(188,646)	(168,188)

TOTAL EQUITY		53,093	55,900

TOTAL LIABILITIES AND EQUITY		$60,678	$65,689

The accompanying notes are an integral part of the financial statements.

VASCULAR BIOGENICS LTD.

STATEMENTS OF COMPREHENSIVE LOSS

		Year ended December 31
	Note	2018	2017	2016
		U.S. dollars in thousands
REVENUES	8	585	13,864	-
COST OF REVENUES	9c	(235)	(340)	-

GROSS PROFIT		350	13,524	-
RESEARCH AND DEVELOPMENT EXPENSES, net	12c	$15,940	$17,770	$12,447
MARKETING EXPENSES	12e	397	562	-
GENERAL AND ADMINISTRATIVE EXPENSES	12d	5,220	5,847	3,828

OPERATING LOSS		21,207	10,655	16,275

FINANCIAL INCOME	14	(908)	(544)	(285)
FINANCIAL EXPENSES	14	159	27	12

FINANCIAL (INCOME), net		(749)	(517)	(273)

LOSS FOR THE YEAR		20,458	10,138	16,002
OTHER COMPREHENSIVE LOSS (INCOME)-
Items that will not be reclassified to profit or loss-
Re-measurements of post-employment benefit obligation		(25)	24	5

COMPREHENSIVE LOSS		$20,433	$10,162	$16,007

		U.S. dollars
LOSS PER ORDINARY SHARE	13
Basic and diluted		$0.62	$0.37	$0.64

		Number of shares
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING-
Basic and diluted		32,969,094	27,398,169	24,970,585

The accompanying notes are an integral part of the financial statements.

(Continued)-1

VASCULAR BIOGENICS LTD.

STATEMENTS OF CHANGES IN EQUITY

	Number of ordinary shares	Ordinary shares	Accumulated other comprehensive income	Additional paid in capital	Warrants	Accumulated deficit	Total equity
				U.S. dollars in thousands
BALANCE AT JANUARY 1, 2016	22,470,321	$38	$45	$174,012	2,960	$(142,048)	$35,007
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2016:
Comprehensive loss	-	-	(5)	-	-	(16,002)	(16,007)
Employee stock options exercised	72,873	*	-	121	-	-	121
Issuance of ordinary Shares, net of issuance costs of $2,117 thousand	4,359,091	12	-	21,847	-	-	21,859
Share based payments to employees and non-employees services	-	-	-	1,420	-	-	1,420

BALANCE AT DECEMBER 31, 2016	26,902,285	$50	$40	$197,400	$2,960	$(158,050)	$42,400
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2017
Comprehensive Loss	-	-	(24)	-	-	(10,138)	(10,162)
Employee stock options exercised	252,343	*	-	479	-	-	479
Issuance of ordinary shares, net of issuance costs in amount of $288 thousand	2,724,695	7	-	19,024	-	-	19,031
Share based payments to employees and non-employees services	-	-	-	4,152	-	-	4,152

BALANCE AT DECEMBER 31, 2017	29,879,323	$57	$16	$221,055	2,960	$(168,188)	$55,900

* Amount less than $1 thousand

(Concluded)-2

VASCULAR BIOGENICS LTD.

STATEMENTS OF CHANGES IN EQUITY

	Number of ordinary shares	Ordinary shares	Accumulated other comprehensive income	Additional paid in capital	Warrants	Accumulated deficit	Total equity
				U.S. dollars in thousands
BALANCE AT DECEMBER 31, 2017	29,879,323	$57	$16	$221,055	2,960	$(168,188)	$55,900
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2018:
Comprehensive income (loss)	-	-	25	-	-	(20,458)	(20,433)
Employee stock options exercised	97,043	-	-	34	-	-	34
Issuance of ordinary shares and warrants, net of issuance costs in an amount of $1,775 thousand	5,904,762	16	-	8,765	4,944	-	13,725
Share based payments to employees and non-employees services	-	-	-	3,867	-	-	3,867

BALANCE AT DECEMBER 31, 2018	35,881,128	$73	$41	$233,721	7,904	$(188,646)	$53,093

* Amount less than $1 thousand

The accompanying notes are an integral part of the financial statements.

VASCULAR BIOGENICS LTD.

STATEMENTS OF CASH FLOWS

	Year ended December 31
	2018	2017	2016
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the year	$(20,458)	$(10,138)	$(16,002)
Adjustments required to reflect net cash used in operating activities (see Appendix A)	3,951	5,993	2,340
Interest received	849	324	250
Interest paid	(22)	-	-
Net cash used in operating activities	(15,680)	(3,821)	(13,412)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,229)	(6,482)	(491)
Proceeds from sale of property and equipment	4	-	-
Investment in short-term bank deposits	(21,000)	(81,332)	(3,600)
Maturity of short-term bank deposits	47,958	66,974	-
Net cash generated from (used in) from investing activities	24,733	(20,840)	(4,091)

CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of employees stock options	34	479	121
Issuance of ordinary shares and warrants, net	13,725	19,031	21,859
Principal elements of finance lease payments	(88)	-	-

Net cash generated from financing activities	13,671	19,510	21,980

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	22,724	(5,151)	4,477
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	6,694	11,585	7,090
EXCHANGE GAINS (LOSSES) ON CASH AND CASH EQUIVALENTS	(71)	260	18
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$29,347	$6,694	$11,585

APPENDIX A:
Adjustments required to reflect net cash used in operating activities:
Depreciation	$1,156	$156	$130
Interest income	(908)	(331)	(263)
Interest paid	22	-	-
Loss from sale of property and equipment	47	-	-
Exchange gains on lease liability	(60)	-	-
Exchange losses (gains) on cash and cash equivalents	71	(260)	(18)

Net changes in severance pay obligations	(4)	17	8
Share based payments	3,867	4,152	1,420

	4,191	3,734	1,277

Changes in working capital:
Decrease (increase) in other current assets	502	(409)	126
Decrease (increase) in trade receivables	2,000	(2,000)	-
Decrease (increase) in long term prepaid expenses	55	(90)	307
Increase (decrease) in accounts payable:
Trade	(1,691)	421	472
Other	(521)	1,199	158
Increase (decrease) in deferred revenue	(585)	3,138	-

	(240)	2,259	1,063

	$3,951	$5,993	$2,340

APPENDIX B:
Non cash activity- Purchase of property and equipment in payables	$796	115

The accompanying notes are an integral part of the financial statements.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1-GENERAL INFORMATION:

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

Since inception, the Company has incurred significant losses, and it expects to continue to incur significant expenses and losses for at least the next several years. As of December 31, 2018, the Company had an accumulated deficit of $188.6 million. The Company’s losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of its clinical trials, the receipt of payments under any future collaboration agreements it may enter into, and its expenditures on other research and development activities.

As of December 31, 2018, the Company had cash, cash equivalents and short-term bank deposits of $50.5 million. The Company may seek to raise more capital to pursue additional activities. The Company may seek these funds through a combination of private and public equity offerings, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when the Company needs it or may not be available on terms that are favorable to the Company.

b.	Approval of financial statements

These financial statements were approved by the Board of Directors on March 27, 2019.

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

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

The financial statements have been prepared under the historical cost convention except of severance pay obligation, net.

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

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

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

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

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

Through December 31, 2018, no impairment has been recognized.

f.	Financial assets:

As of January 1, 2018, the Company adopted IFRS 9 “Financial Instruments”.

1)	Classification

From 1 January 2018, the Company classifies its financial assets as measured at amortized cost. The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

Financial assets at amortized cost of the Company are included in trade receivables, other current assets and short term bank deposits in the Statements of Financial Position.

2)	Recognition and measurement

Regular way purchases and sales of financial assets are recognised on trade-date, the date on which the group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset.

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in the Statement of Comprehensive Loss under “Financial Expenses (Income), net” together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the statement of profit or loss.

3)	Impairment

From 1 January 2018, the company assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortised cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables.

Prior to the effective date and adoption of IFRS 9, the financial assets of the Company were classified as loans and receivables. The classification depended on the purpose for which the financial assets were acquired, also, prior to the adoption of IFRS 9, the Company assessed at December 31, 2017 whether there is any objective evidence that a financial asset or group of financial assets was impaired.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

g.	Financial liabilities:

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

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

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

As of December 31, 2018, no provisions have been recognized.

m.	Revenue from contracts with customers

General

In November 2017, the Company signed an exclusive license agreement with NanoCarrier Co. Ltd (hereinafter - “The License Agreement”), for the development, commercialization, and supply of VB-111 in Japan (see note 8 for further details).

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

The transaction price contains variable considerations contingent upon the licensee achieving certain milestones, as well as sales-based royalties, in accordance with the relevant agreement.

Variable payments, contingent on achieving additional milestones, are included in the transaction price based on most likely amount method. Amounts included in the transaction price are recognized only when it is highly probable that a significant reversal of cumulative revenues will not occur, usually upon achievement of the specific milestone, in accordance with the relevant agreement.

Sales-based royalties are not included in the transaction price. Rather, they are recognized as the related sale occurs, due to the specific exception of IFRS 15 for sales-based royalties in licensing of intellectual properties.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

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

As of December 31, 2018, the Company has not yet capitalized any development costs.

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

Leases of property, plant and equipment where the Company, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in short-term lease liability and long-term lease liability. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the Company will obtain ownership at the end of the lease term.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

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

The dilutive potential shares were not taken into account in computing loss per share in 2018, 2017, and 2016 as their effect would not have been dilutive.

  s. Trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. If collection of the amounts is expected in one year or less, they are classified as current assets. The Company’s impairment for trade and other receivables are outlined in note 2(f)(3).

t.	Standards that are not yet in effect and have not been early adopted by the Company:

1.

International Financial Reporting Standard No. 16 “Leases” (hereafter - IFRS 16)

IFRS 16 was issued in January 2016. It will result in almost all leases being recognized on the balance sheet by lessees, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized.

The only exceptions are short-term and low-value leases.

The Company has reviewed all of the Company’s arrangements over the last year in light of the new lease accounting rules in IFRS 16. The standard will affect primarily the accounting for the Company’s operating leases.

The Company expects to recognize lease liabilities and a right of use assets of approximately $2.7 million on January 1, 2019.

The Company will apply the standard from its mandatory adoption date of January 1, 2019. The Company intends to apply the simplified transition approach and will not restate comparative amounts for the year prior to first adoption.

The Company expects that net loss will increase by an immaterial amount for 2019 as a result of adopting the new rules. Operating cash flows for 2019 will increase, and financing cash flows will decrease by approximately $0.4 million as repayment of the principal portion of the lease liabilities will be classified as cash flows from financing activities.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 3-SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

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

Identifying the performance obligations in the agreement and determining whether the license provided is distinct - based on the Company’s analysis, the license is distinct as the licensee is able to benefit from the license on its own at its current stage (inter alia, due to sublicensing rights, rights and responsibility for development in the territory, etc.).

Allocation of the transaction price - the Company estimated the standalone selling prices of the services to be provided based on expected cost plus a margin and used the residual approach to estimate the standalone selling price of the license as the Company has not yet established a price for the license, and it has not previously been sold on a standalone basis.

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

Clinical trial accruals

Clinical trial expenses are charged to research and development expense as incurred. The Company accrues for expenses resulting from obligations under contracts with clinical research organizations (CROs). The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided. The Company’s objective is to reflect the appropriate trial expense in the financial statements by matching the appropriate expenses with the period in which services and efforts are expended. As of December 31, 2018, the company had clinical accruals in the amount of approximately $1.2 million.

NOTE 4-FINANCIAL RISK MANAGEMENT:

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

NOTE 4-FINANCIAL RISK MANAGEMENT (continued):

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

4)	Market risk-Foreign exchange risk

The Company might be exposed to foreign exchange risk as a result of making payments to employees or service providers and investment of some liquidity in currencies other than the U.S. dollar (the functional currency of the Company). The Company manages the foreign exchange risk by aligning the currencies for holding liquidity with the currencies of expected expenses, based on the expected cash flows of the Company. Had the dollar been stronger by 5% against the New Israeli Shekel (“NIS”), assuming all other variables remained constant, the Company would have recognized an additional expense of $62 thousand, $51 thousand and $13 thousand in profit or loss for the years ended December 31, 2018, 2017 and 2016, respectively.

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

NOTE 4-FINANCIAL RISK MANAGEMENT (continued):

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

As of December 31, 2018 and 2017, the fair value of financial instruments (cash and cash equivalents, short term bank deposits, other current assets, trade receivables and accounts payable) are approximate to their carrying value.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 4-FINANCIAL RISK MANAGEMENT (continued):

d.	Composition of monetary balances

The composition of financial instruments by currency:

As of December 31, 2018:

	Dollars	NIS	Pound sterling	Euro & SEK	Total
	U.S. dollars in thousands
Assets:
Cash and cash equivalents	$26,340	$2,827	$95	$85	$29,347
Short term bank deposits	21,135	-	-	-	21,135
Trade receivables	-	-	-	-	-
Other current assets (except for prepaid expenses)	-	521	-	-	521

	47,475	3,348	95	85	51,003

Liabilities-
Accounts payable and accrued expenses	$1,966	$2,109	$-	$62	$4,137

Net assets	$45,509	$1,239	$95	$23	$46,866

As of December 31, 2017:

	Dollars	NIS	Pound sterling	Euro & SEK	Total
	U.S. dollars in thousands
Assets:
Cash and cash equivalents	$4,781	$1,546	$187	$180	$6,694
Short term bank deposits	48,035	-	-	-	48,035
Trade receivables	2,000	-	-	-	2,000
Other current assets (except for prepaid expenses)	-	1,447	-	-	1,447

	54,816	2,993	187	180	58,176

Liabilities-
Accounts payable and accrued expenses	$4,492	$1,973	$45	$13	$6,523

Net assets	$50,324	$1,020	$142	$167	$51,653

NOTE 5-SHORT-TERM BANK DEPOSITS:

The bank deposits in 2018 of $21,135 thousand are for terms of three months to one year and carry interest at annual rates of 2.44%-2.64%. The bank deposits in 2017 of $48,035 thousand are for terms of three months to one year and carry interest at annual rates of 1.56%-1.81%.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 6-PROPERTY AND EQUIPMENT

Composition of assets, grouped by major classifications, and changes therein is as follows:

	Cost				Accumulated depreciation
	Balance at beginning of year	Additions during the year	Disposals during the year	Balance at end of year	Balance at beginning of year	Additions during the year	Disposals during the year	Balance at end of year	Net book value
	U.S. dollars in thousands
Year ended December 31, 2018:
Laboratory equipment	$3,016	$1,627	$(4)	$4,639	$1,501	$432	$(4)	$1,929	$2,710
Computers	238	37	-	275	154	50	-	204	71
Office furniture and equipment	111	85	-	196	20	15	-	35	161
Leasehold improvements	5,675	1,251	(300)	6,626	237	659	(249)	647	5,979

	$9,040	$3,000	(304)	$11,736	$1,912	$1,156	$(253)	$2,815	$8,921

Year ended December 31, 2017:
Laboratory equipment	$2,024	$1,186	$(194)	$3,016	$1,605	$90	$(194)	$1,501	$1,515
Computers	400	95	(257)	238	368	43	(257)	154	84
Office furniture and equipment	67	83	(39)	111	57	2	(39)	20	91
Leasehold improvements	752	5,233	(310)	5,675	526	21	(310)	237	5,438

	$3,243	$6,597	(800)	$9,040	$2,556	$156	$(800)	$1,912	$7,128

	Cost				Accumulated depreciation
	Balance at beginning of year	Additions during the year	Disposals during the year	Balance at end of year	Balance at beginning of year	Additions during the year	Balance at end of year	Net book value
		U.S. dollars in thousands
Year ended December 31, 2016:
Laboratory equipment	$1,683	$341	-	$2,024	$1,528	$77	$1,605	$419
Computers	374	26	-	400	336	32	368	32
Office furniture and equipment	66	1	-	67	54	3	57	10
Leasehold improvements	629	123	-	752	508	18	526	226

	$2,752	$491	-	$3,243	$2,426	$130	$2,556	$687

NOTE 7-SEVERANCE PAY OBLIGATIONS, net:

a.	The Company has both defined benefit and defined contribution plans.

The Company has no obligation relating to the defined contribution plans. The obligation under the defined benefit plans is covered partly by regular deposits with severance pay funds and by the purchase of insurance policies.

b.	The Company’s obligation to make pension payments is covered by regular deposits with defined contribution plans. The amounts deposited are not reflected in the statements of financial position.

c.	The amounts recognized in the statements of financial position were as follows:

	Year ended December 31
	2018	2017
	U.S. dollars in thousands
Severance pay obligations	$391	$469
Fair value of plan assets	292	341

Liability in the statements of financial position	$99	$128

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 7-SEVERANCE PAY OBLIGATIONS, net (continued):

Amounts charged to other comprehensive loss (income) for the years ended December 31, 2018, 2017 and 2016 were $(25) thousand, $24 thousand and $5 thousand, respectively.

The principal actuarial assumptions used for December 31, 2018 and 2017 were as follows:

	2018	2017
Discount rate	3.41%	2.8%
Future salary increases	4.0%	4.5%

d.	The amounts recorded as an employee benefit expense in respect of defined contribution plans for the years ended December 31, 2018, 2017 and 2016 were $347 thousand, $318 thousand and $266 thousand, respectively.

NOTE 8-LICENSE AND SUPPLY AGREEMENT

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

The performance obligation relating to the Company’s participation and consulting assistance services during the development period is recognized over the service period. During 2018 the Company recognized revenue in an amount of $0.6 million related to the Company’s participation and consulting assistance services. Out of the consideration received, as of December 31, 2018 the Company has deferred revenue in the amount of $2.6 million ($0.3 million is classified within current liabilities, and $2.3 million within non-current liabilities, which will be recognized until 2021).

All revenue recognized in 2017 was related to the license and use of the Company’s IP. All revenues recognized in 2018 were related to the Company’s participation and consulting assistance services. All revenues recognized in 2018 were included in the opening balance of the deferred revenue in the statements of financial position.

NOTE 9-COMMITMENTS:

a.

In April 2011, the Company executed a Commercial License Agreement with Janssen Vaccines & Prevention B.V. (“ Janssen”), for incorporating the adenovirus 5 in VB-111 and other drug candidates for cancer for consideration including the following potential future payments:

●	an annual license fee of €100 thousand that is linked to Consumer Price Index (in 2018 the Company paid $144 thousand), continuing until the termination of the agreement, which will occur upon (i) the later of the expiration date of the last related patent or 10 years from the first commercial sale of VB-111 or (ii) the termination of the agreement by the Company, which is permitted, upon three months’ written advance notice to Janssen;

●	a milestone payment of €400 thousand ($460 thousand) upon receipt of the first regulatory approval for the marketing of the first indication for each product covered under the agreement; and

●	royalties of 0.5%-2.0% on net sales.

There are no limits or caps on the amount of potential royalties. Pursuant to the agreement, the Company has the right to terminate the agreement by giving Janssen three months’ written notice.

b.

In October 2016, the Company entered into a long-term lease contract for approximately $2.2 million over 7 years for a new facility in Modiin, Israel with the option to extend for an additional two periods of three years each. The site houses the Company’s local biological drugs manufacturing facility, headquarters, discovery research and clinical development. The Company relocated to its new site in October 2017. The expected future minimum lease payment $320 thousand on an annual basis for the years ending December 31, 2019 through December 31, 2023, and $133 thousand for the year ending December 31, 2024.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 9-COMMITMENTS (continued):

The Company entered into operating lease agreements for vehicles it uses. The leases will expire in 2021. The expected lease payments for the years ending December 31, 2019, 2020 and 2021 are approximately $196 thousand, $144 thousand and $27 thousand, respectively.

c.	In February 2013, the Company entered into an agreement with Tel Hashomer-Medical Research, Infrastructure and Services Ltd. (“Tel Hashomer”). The agreement with Tel Hashomer provides that the Company will pay 1% of any net sales of any product covered by the intellectual property covered under the agreement and 2% of any consideration received by the Company for granting a license or similar rights to such intellectual property. Such amounts will be recorded as part of the Company’s cost of revenues. In addition, upon the occurrence of an exit event such as a merger, sale of all shares or assets or the closing of an initial public offering such as the IPO, the Company is required to pay to Tel Hashomer 1% of the proceeds received by the Company or its shareholders as the case may be. Royalty and all other payment obligations under this agreement will expire once the Company has paid an aggregate sum of NIS 100 million (approximately $29 million) to Tel Hashomer by way of pay out, exit proceeds and licensing consideration. Amounts previously paid as royalties on any net sales will not be taken into account when calculating this aggregate sum. Amounts payable upon occurrence of an exit event is not considered to be probable until actual occurrence. Upon occurrence of such event, as such event does not represent a substantive milestone with regard to the Company’s intellectual property, the amount to be paid is recorded in the Statement of Comprehensive Loss under research and development costs.

In November 2014, following the completion of an IPO, the Company paid to Tel Hashomer amount of $0.4 million. In November 2017, following the execution of The License Agreement, the Company paid Tel Hashomer an additional $340 thousand for a 2% consideration that was received for granting a license or similar rights to this intellectual property.

d.	In January 2015, the Company entered into an agreement with a Contract Research Organization (“CRO”) according to which it will receive project management, clinical development and other related services from the CRO for the execution of the Phase 3 rGBM clinical trial study in consideration for up to $18.7 million. Additional expenses related to changes in the study and in the estimated services involved were agreed upon and are being negotiated with the CRO during the execution of the study. Through December 31, 2018, expenses in the total amount of $21.7 million were incurred.

e.	The Company is committed to pay royalties to the Government of Israel on proceeds from sales of products in the research and development of which the Government participates by way of grants. At time the grants were received, successful development of the related project was not assumed. In the case of failure of the project that was partly financed by the Government of Israel, the Company is not obligated to pay any such royalties. Under the terms of the Company’s funding from the Israeli Government, royalties of 3%-3.5% are payable on sales of products developed from projects so funded up to 100% of the amount of the grant received by the Company (dollar linked) with the addition of an annual interest based on Libor. As of December 31, 2018, the total additional royalty amount that may be payable by the Company, before the additional Libor interest, is approximately $22.6 million ($27.8 million including interest).

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 9-COMMITMENTS (continued):

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

f.	In December 2017, the Company entered into an agreement with a Contract Research Organization (“CRO”) according to which it will receive project management, clinical development and other related services from the CRO for the execution of the Phase 3 study in platinum-resistant ovarian cancer in consideration for approximately $19.0 million. Through December 31, 2018, expenses in the total amount of $800 thousand were incurred.

NOTE 10-SHARE CAPITAL:

a.	Composed of shares of NIS 0.01 par value, as follows:

	Number of shares
	December 31
	2018	2017
Authorized:
Ordinary Shares	70,000,000	70,000,000

Issued:
Ordinary Shares (1)	35,881,128	29,879,323

(1)	The Ordinary Shares confer upon their holders the following rights: (i) the right to vote in any general meeting of the Company; (ii) the right to receive dividends; and (iii) the right to receive upon liquidation of the Company a sum equal to the nominal value of the share, and if a surplus remains, to receive such surplus.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 10-SHARE CAPITAL (continued):

b.

c.	On June 7, 2016, the Company entered into a securities purchase agreement related to a registered direct offering for an aggregate of 4,359,091 ordinary shares, NIS 0.01 par value, at a purchase price of $5.50 per share. The net proceeds from this offering, which closed on June 10, 2016 were approximately $21.9 million after subtracting placement agent fees and offering costs.

d.	On December 1, 2016, the Company entered into a separate Equity Distribution Agreements with JMP Securities LLC and Chardan Capital Markets, LLC (collectively as the “Agents”) to implement an “at the market offering” program under which the Company, from time to time, may offer and sell its ordinary shares, NIS 0.01 par value, having an aggregate offering price of up to $20,000,000 (the “Shares”) through the Agents. The Company has provided the Agents with customary indemnification rights, and the Agents will be entitled to a fixed commission of 3.0% of the aggregate gross proceeds from the Shares sold. The “at the market offering” is effective through October 2018. Until October 2018, the Company sold an aggregate of 224,695 ordinary shares under its at-the-market equity facility. The total consideration amounted to $1,322 thousand, net of issuance costs. The “at the market offering” was ended in October 2018.

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

f.	On June 25, 2018, the Company entered into securities purchase agreements related to the registered direct offering of an aggregate of 5,904,762 ordinary shares, NIS 0.01 nominal value, at a purchase price of $2.50 per share and accompanying short-term warrants to purchase up to 2,952,381 ordinary shares and long-term warrants to purchase up to 2,952,381 ordinary shares at an additional purchase price per warrant combination of $0.125. The combined offering price of each ordinary share and accompanying warrants is $2.625 per unit for aggregate gross proceeds of approximately $15.5 million. The ordinary shares and the warrants are immediately separable and were issued separately. The net proceeds from this offering, which closed on June 27, 2018 were $13.7 million after deducting the underwriting discounts and commissions and offering costs payable by the Company. The short-term and long-term warrants are exercisable immediately after issuance and will expire on January 6, 2020 and June 26, 2022, respectively at an exercise price of $2.51 and $3.00 per one ordinary share, respectively. The fair value of the separable warrants on the date of purchase was computed using the Black-Scholes model. The underlying data used for computing the fair value of the short-term and long-term warrants are mainly as follows: ordinary share price based on the share’s price at the stock market on June 25, 2018: $2.40; expected volatility based on Company historical trade: 88.0% and 109%; risk-free interest rate: 2.279% and 2.715% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the warrants); expected dividend: zero; and expected life to exercise of 1.5 years and 4.0 years, respectively. The consideration was allocated between ordinary shares and warrants based on the ratio of the warrants’ fair value and the ordinary share price.

g.	Share based compensation plans

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

NOTE 10-SHARE CAPITAL (continued):

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

In January 2018, the Board of Directors approved the increase of 1,402,385 Ordinary Shares to the number of shares available for issuance under the 2014 Plan

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 10-SHARE CAPITAL (continued):

Options and Restricted Stock Units (“RSUs”) granted in 2016:

	Number of options and RSUs granted according to option plan of the Company			Exercise price per Ordinary		The fair value of options and RSUs on date
Date of grant	Other than directors	To directors	Total	Share ($)		of grant (in thousands)
1) February 2016	-	20,000	20,000		$3.48	$51
2) May and June 2016	70,000	-	70,000		$3.30 - $3.40	$230
3) March 2016	114,129	-	114,129	$		$412
4) November 2016	725,000	-	725,000		$5.08	$3,232
5) November 2016	100,000	-	100,000	$		$492

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 10-SHARE CAPITAL (continued):

1)	20,000 options were allocated to two external directors of the Company:

a.	The options will vest over 3 years from the date of grant; 1/12 of the options at the end of each quarter in the course of the 3 years.

b.	The fair value of the options on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows: an exercise price equal to $3.48, fair value of these options was estimated at $51 thousand with expected combined volatility based on weighted average of the stock price volatility of the Company since October 1st, 2014 (IPO date) and the remaining years on the stock price volatility of similar companies in the healthcare sector: 86.0%; risk-free interest rate: 1.64% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the options); expected dividend: zero; and the expected term; 11 years.

2)	70,000 options were allocated to two Consultants:

a.	The options will vest between 3 to 5 years.

b.	Company management estimates the fair value of the options granted to consultants based on the value of services received over the vesting period of the applicable options. The value of such services is estimated based on the additional cash compensation the Company would need to pay if such options were not granted. The fair value of these options on the date of grant was approximately $230 thousand.

3)	114,129 restricted stock units (“RSUs”) were allocated to officers of the Company:

a.	The RSUs vesting period is dependent on the achievement of certain clinical performance milestones.

b.	The fair value of these RSUs on the date of grant was approximately $412 thousand, using the quoted closing market share price of $3.61on the Nasdaq Global Market.

4)	725,000 options were allocated to employees and officers of the Company:

a.	The options will vest by 4 years with 50% on the second year anniversary; the remaining 50% at 1/8 of the options at the end of each quarter over the course of the last 2 years.

b.	The fair value of the options on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows: an exercise price equal to $5.08, fair value of these options was estimated at $3,232 thousand with expected combined volatility based on weighted average of the stock price volatility of the Company since October 1st, 2014 (IPO date) and the remaining years on the stock price volatility of similar companies in the healthcare sector: 97.0%; risk-free interest rate: 1.78% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the options); expected dividend: zero; and the expected term; 11 years.

5)	100,000 RSUs were allocated to officers of the Company:

a.	The RSUs vesting period is dependent on the achievement of certain clinical performance milestones.

b.	The fair value of these RSUs on the date of grant was approximately $492 thousand, using the quoted closing market share price of $4.92 on the Nasdaq Global Market.

Options and Restricted Stock Units (“RSUs”) granted in 2017:

	Number of options granted according to option plan of the Company			Exercise price per Ordinary		The fair value of options on date
Date of grant	Other than directors	To directors	Total	Share ($)		of grant (in thousands)
1) February 2017	-	20,000	20,000		$5.22	$100
2) March 2017	10,000	-	10,000		$5.43	$30
3) March 2017	-	65,000	65,000		$5.71	$337
4) June 2017	100,000	-	100,000		$5.39	$437
5) June 2017	36,000	-	36,000	$		$175
6) October 2017	700,000	-	700,000		$5.99	$4,113
7) October 2017	140,000	-	140,000	$		$903

1)	20,000 options were allocated to two independent directors of the Company:

a.	The options will vest over 3 years from the date of grant; 1/12 of the options at the end of each quarter in the course of the 3 years.

b.	The fair value of the options on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows: an exercise price equal to $5.22, fair value of these options was estimated at $100 thousand with expected combined volatility based on weighted average of the stock price volatility of the Company since October 1st, 2014 (IPO date) and the remaining years on the stock price volatility of similar companies in the healthcare sector: 97.0%; risk-free interest rate: 2.41% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the options); expected dividend: zero; and the expected term; 11 years.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

2)	10,000 options was allocated to a Consultant:

a.	The options will vest over 3 years.

b.	Company management estimates the fair value of the options granted to consultants based on the value of services received over the vesting period of the applicable options. The value of such services is estimated based on the additional cash compensation the Company would need to pay if such options were not granted. The fair value of these options on the date of grant was approximately $30 thousand.

3)	65,000 options were allocated to four independent directors of the Company:

a.	The options will vest by 4 years with 50% on the second year anniversary; the remaining 50% at 1/8 of the options at the end of each quarter over the course of the last 2 years.

b.	The fair value of the options on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows: an exercise price equal to $5.71, fair value of these options was estimated at $337 thousand with expected combined volatility based on weighted average of the stock price volatility of the Company since October 1st, 2014 (IPO date) and the remaining years on the stock price volatility of similar companies in the healthcare sector: 97.0%; risk-free interest rate: 2.44% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the options); expected dividend: zero; and the expected term; 11 years.

4)	100,000 options was allocated to an officer of the Company:

a.	The options will vest by 4 years with 25% on the first year anniversary; the remaining 75% at 1/12 of the options at the end of each quarter over the course of the last 3 years.

b.	The fair value of the options on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows: an exercise price equal to $5.39, fair value of these options was estimated at $437 thousand with expected combined volatility based on weighted average of the stock price volatility of the Company since October 1st, 2014 (IPO date) and the remaining years on the stock price volatility of similar companies in the healthcare sector: 97.0%; risk-free interest rate: 2.15% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the options); expected dividend: zero; and the expected term; 11 years.

5)	36,000 restricted stock units (“RSUs”) were allocated to an officer of the Company:

a.	The RSUs vesting period is dependent on the achievement of certain clinical performance milestones.

b.	The fair value of these RSUs on the date of grant was approximately $175 thousand, using the quoted closing market share price of $4.85 on the Nasdaq Global Market.

6)	700,000 options were allocated to employees and officers of the Company:

a.	The options will vest by 4 years with 25% on the first year anniversary; the remaining 75% at 1/12 of the options at the end of each quarter over the course of the last 3 years.

b.	The fair value of the options on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows: an exercise price equal to $5.99, fair value of these options was estimated at $4,113 thousand with expected combined volatility based on weighted average of the stock price volatility of the Company since October 1st, 2014 (IPO date) and the remaining years on the stock price volatility of similar companies in the healthcare sector: 97.0%; risk-free interest rate: 2.41% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the options); expected dividend: zero; and the expected term; 11 years.

7)	140,000 RSUs were allocated to officers of the Company:

a.	The RSUs vesting period is dependent on the achievement of certain clinical performance milestones.

b.	The fair value of these RSUs on the date of grant was approximately $903 thousand, using the quoted closing market share price of $6.45 on the Nasdaq Global Market.

Options granted in 2018:

	Number of options granted according to option plan of the Company			Exercise price per Ordinary	The fair value of options on date
Date of grant	Other than directors	To directors	Total	Share ($)	of grant (in thousands)
1) January 2018	-	128,000	128,000	$6.9	$838,470
2) June 2018	50,000	-	50,000	$2.22	$119,264
3) September 2018	-	30,000	30,000	$1.78	$45,574
4) December 2018	935,000	370,000	1,305,000	$1.22	$1,299,867

1)	128,000 options were allocated to independent directors of the Company:

a.	The options will vest by 4 years with 25% on the first year anniversary; the remaining 75% at 1/12 of the options at the end of each quarter over the course of the last 3 years.

b.	The fair value of the options on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows: an exercise price equal to $6.90, fair value of these options was estimated at $838 thousand with expected combined volatility based on weighted average of the stock price volatility of the Company since October 1st, 2014 (IPO date) and the remaining years on the stock price volatility of similar companies in the healthcare sector: 97.0%; risk-free interest rate: 2.46% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the options); expected dividend: zero; and the expected term; 11 years.

2)	50,000 options were allocated to officer of the Company:

a.	The options will vest by 4 years with 25% on the first year anniversary; the remaining 75% at 1/12 of the options at the end of each quarter over the course of the last 3 years.

b.

The fair value of the options on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows: an exercise price equal to $2.22, fair value of these options was estimated at $119 thousand with expected combined volatility based on weighted average of the stock price volatility of the Company since October 1st, 2014 (IPO date) and the remaining years on the stock price volatility of similar companies in the healthcare sector: 97.0%; risk-free interest rate: 2.93% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the options); expected dividend: zero; and the expected term; 11 years.

3)	30,000 options were allocated to independent directors of the Company:

a.	The options will vest by 4 years with 25% on the first year anniversary; the remaining 75% at 1/12 of the options at the end of each quarter over the course of the last 3 years.

b.	The fair value of the options on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows: an exercise price equal to $1.78, fair value of these options was estimated at $46 thousand with expected combined volatility based on weighted average of the stock price volatility of the Company since October 1st, 2014 (IPO date) and the remaining years on the stock price volatility of similar companies in the healthcare sector: 97.0%; risk-free interest rate: 2.85% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the options); expected dividend: zero; and the expected term; 11 years.

4)	1,305,000 options were allocated to employees, officers and independent directors of the Company:

a.	The options will vest by 4 years with 25% on the first year anniversary; the remaining 75% at 1/12 of the options at the end of each quarter over the course of the last 3 years.

b.	The fair value of the options on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows: an exercise price equal to $1.22, fair value of these options was estimated at $1,300 thousand with expected combined volatility based on weighted average of the stock price volatility of the Company since October 1st, 2014 (IPO date) and the remaining years on the stock price volatility of similar companies in the healthcare sector: 100.0%; risk-free interest rate: 2.86% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the options); expected dividend: zero; and the expected term; 11 years.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 10-SHARE CAPITAL (continued):

h.	Changes in the number of options and RSUs and weighted average exercise prices are as follows:

	Year ended December 31
	2018		2017		2016
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of year	4,036,095	$3.88	3,241,535	$3.41	2,304,179	$3.17
Granted	1,513,000	1.74	1,071,000	4.91	1,029,129	3.87
Exercised	(97,042)	0.33	(252,343)	1.91	(72,873)	1.66
Forfeited	(395,140)	3.31	(24,097)	4.18	(18,900)	6.92

Outstanding at end of year	5,056,914	$3.36	4,036,095	$3.88	3,241,535	$3.41

Exercisable at end of year	2,478,796	$3.70	1,844,283	$2.97	1,718,713	$2.16

i.	The following is information about exercise price and remaining contractual life of outstanding options and RSUs at year-end:

December 31, 2018			December 31, 2017			December 31, 2016
Number of options outstanding at end of year	Exercise price	Weighted average of remaining contractual life	Number of options outstanding at end of year	Exercise Price	Weighted average of remaining contractual life	Number of options outstanding at end of year	Exercise price	Weighted average of remaining contractual life
521,509	$0.002	11.34	758,928	$0.002	8.29	620,970	$0.002	10.73
72,990	$1.21	5.72	98,657	$1.21	6.78	117,990	$1.21	7.65
1,898,969	$1.22-$2.47	15.54	513,969	$2.47	10.45	713,282	$2.47	1.12
559,871	$3.30 - $3.48	13.96	584,871	$3.30 - $3.48	14.96	588,023	$3.30 - $ 3.48	15.96
60,000	$6.03	16.13	60,000	$6.03	17.13	60,000	$6.03	18.13
116,000	6.9	19.2

372,470	$7.52	16.88	409,670	$7.52	17.88	416,270	$7.52	18.88
1,455,105	$5.08 - $ 5.99	18.38	1,610,000	$5.08 - $ 5.99	19.38	725,000	$5.08	19.87

5,056,914			4,036,095			3,241,535

j.	Expenses for share based compensation recognized in statements of comprehensive loss were as follows:

	Year ended December 31
	2018	2017	2016
	U.S. dollars in thousands
Research and development expenses	$2,255	$2,027	$900
Administrative and general expenses	1,541	1,977	520
Marketing expenses	71	148	-

	$3,867	$4,152	$1,420

The remaining unrecognized compensation expenses as of December 31, 2018 are $3,481 thousand; The unrecognized compensation cost is expected to be recognized over a weighted average period of 1 year.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 11-TAXES ON INCOME

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

The corporate tax rate for 2018, 2017 and 2016 were 23%, 24% and 25%, respectively.

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

The period of tax benefits, as described above, is limited to 12 years from the beginning of the Benefited Enterprise election year (2012). As of December 31, 2018, the period of benefits has not yet commenced.

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

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 11-TAXES ON INCOME (continued):

The Investment Law was amended as part of the Economic Policy Law for the years 2011-2012 (the “Amendment”), which became effective on January 1, 2011.

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

As of December 31, 2018, the Company’s management decided not to adopt the application of the Amendment.

There is no assurance that future taxable income of the Company will qualify as Benefited or Preferred income or that the benefits described above will be available to the Company in the future.

d.	Losses for tax purposes carried forward to future years

The balance of carry forward losses as of December 31, 2018 and 2017 are $164.9 million and $144.9 million, respectively.

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

The Company has tax assessments that are considered to be final through tax year 2013.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 12-SUPPLEMENTARY FINANCIAL INFORMATION:

	December 31
	2018	2017
	U.S. dollars in thousands
a. Other current assets:
Institutions - VAT	$287	$865
Prepaid expenses	706	282
Government grants receivable	234	482
Other	-	100

	$1,227	$1,729

b. Accounts payable-other:
Accrued expenses	$2,434	$2,956
Employee-related accrued expenses	281	317
Provision for vacation	229	192

	$2,944	$3,465

	Year ended December 31
	2018	2017	2016
	U.S. dollars in thousands
c. Research and development expenses, net:
Payroll and related expenses	$5,182	$4,636	$2,921
Subcontractors and consultation	7,158	12,450	8,894
Materials	1,681	768	556
Patent expenses	780	797	752
Depreciation	1,086	106	88
Office rent and maintenance	1,364	721	397
Other	704	481	539

	17,955	19,959	14,147
Government grants (see note 9e)	(2,015)	(2,189)	(1,700)

	$15,940	$17,770	$12,447

d. Administrative and general expenses:
Payroll and related expenses	$1,838	$2,681	$1,499
Management and professional fees	2,131	2,212	1,614
Foreign travel	340	279	259
Depreciation	70	50	42
Other	841	625	414

	$5,220	$5,847	$3,828

e. Marketing expenses
Payroll and related expenses	$355	346	-
Consultation	42	216	-

	$397	562	-

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 13-LOSS PER SHARE

Basic and diluted loss per share:

Basic

Basic loss per share is calculated by dividing the result attributable to equity holders of the Company by the weighted average number of Ordinary Shares in issue during the year.

Diluted

All Ordinary Shares underlying outstanding options, RSU’s and warrants have been excluded from the calculation of the diluted loss per share for the years ended December 31, 2018, 2017 and 2016 since their effect was anti-dilutive. The total number of options, RSU’s and warrants excluded from the calculations of diluted loss per share were – 12,211,676, 5,286,095, and 4,491,535 for the years ended December 31, 2018, 2017 and 2016, respectively.

	Year ended December 31
	2018	2017	2016
	U.S. dollars in thousands, except per share data
Basic and diluted:
Loss attributable to equity holders of the Company	$20,458	$10,138	$16,002

Weighted average number of ordinary shares in issue	32,969,094	27,398,169	24,970,585

Loss per ordinary share	$0.62	$0.37	$0.64

NOTE 14-FINANCIAL (INCOME) EXPENSES, net:

	Year ended December 31
	2018	2017	2016
		U.S. dollars in thousands
Financial income:
Interest from deposits	$908	$335	$263
Exchange differences	-	209	22

	908	544	285

Financial expenses:
Bank fees	37	27	12
Exchange differences	122	-	-

	159	27	12

TOTAL FINANCIAL (INCOME) EXPENSES, net	$(749)	$(517)	$(273)

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 15-RELATED PARTIES-TRANSACTIONS AND BALANCES:

a.	Transactions with related parties

Key management personnel include members of the Board of Directors, the Chief Executive Officer and all Vice Presidents of the Company and companies controlled by them.

	Year ended December 31
	2018	2017	2016
	U.S. dollars in thousands

Key management compensation:
Labor cost and related expenses	$2,267	$2,202	$1,737
Share-based payments	1,866	2,075	817
Other	427	406	420

	$4,560	$4,683	$2,974

b.	Balances with related parties:

	December 31
	2018	2017
	U.S. dollars in thousands
Key management-
Payables and accrued expenses - for salary and related expenses	$484	$409

Severance pay obligations	$76	$88

Provision for vacation	$116	$97

NOTE 16-SUBSEQUENT EVENT:

In March 2019, the Company executed an exclusive option license agreement with an animal health company, for the development of the Company’s proprietary anti-inflammatory molecule, VB-201, for veterinary use. The Company retains VB-201 rights for treatment of humans, worldwide. Under the terms of the agreement, the Company has granted an exclusive option license to explore the potential of VB-201 for animal health indications. In consideration, the Company receiving an undisclosed up-front payment, and is entitled to receive additional development milestone payments. Upon exercising the option to license, the Company will receive additional milestones and royalties on net sales.

Item 19. Exhibits

Exhibit No.	Description

1.1	Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.2 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 30, 2014).

1.2	Memorandum of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.4 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 30, 2014).

2.1	Amended and Restated Investors’ Rights Agreement, dated as of March 13, 2008, by and among the Registrant and the other parties thereto, as amended. (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

2.2	Form of Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 29, 2014).

2.3	Warrant to purchase ordinary shares, dated April 1, 2001, issued to Dror Harats, as amended (incorporated by reference to Exhibit 4.4 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

2.4	Warrant to purchase ordinary shares, dated May 14, 2001, issued to Dror Harats, as amended (incorporated by reference to Exhibit 4.5 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

2.5	Warrant to purchase ordinary shares, dated December 28, 2001, issued to Dror Harats, as amended (incorporated by reference to Exhibit 4.6 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

2.6	Form of Warrant to purchase ordinary shares, (incorporated by reference to Exhibit 4.2 of the Current Report on Form 6-K filed with the Securities and Exchange Commission on November 5, 2015).

2.7

Form of Series A/Series B Warrant to purchase ordinary shares (incorporated by reference to Exhibit 4.1 of the Current Report on Form 6-K filed with the Securities and Exchange Commission on June 27, 2018).

4.1	Employee Ownership and Share Option Plan (2011) of the Registrant, and form of agreement thereunder (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

4.2	Form of Release and Indemnification Agreement to be entered into between the Registrant and its officers and directors (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 25, 2014).

4.3†	Commercial Gene Therapy License Agreement, dated April 15, 2011, between the Registrant and Crucell Holland B.V. (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.4†	Agreement, dated February 3, 2013, between the Registrant and Tel Hashomer-Medical Research, Infrastructure and Services Ltd. (incorporated by reference to Exhibit 10.4 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.5†	Manufacturing Services Agreement, dated January 5, 2012, between the Registrant and Lonza Houston, Inc. (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.6	Master Services Agreement, dated May 14, 2008, between the Registrant and Genzyme Pharmaceuticals (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

104

Exhibit No.	Description

4.7†	Technical Agreement on the Manufacture of Capsules, dated April 29, 2008, between the Registrant and Encap Drug Delivery and standard terms and conditions of purchase order (incorporated by reference to Exhibit 10.7 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.8†	Technical Agreement on the Manufacture of Capsules, dated August 3, 2012, between the Registrant and Encap Drug Delivery and standard terms and conditions of purchase order (incorporated by reference to Exhibit 10.8 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.9†	Material Transfer and Confidentiality Agreement, effective as of September 19, 2005, among the Registrant, Crucell Holland B.V. and BioReliance Ltd. (incorporated by reference to Exhibit 10.9 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.10†	General Services Agreement, dated September 24, 2012, between the Registrant and BioClinica, Inc., and Addendum dated November 19, 2012 and August 29, 2013 (incorporated by reference to Exhibit 10.10 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.11†	Clinical Trial Agreement, dated September 9, 2012, between the Registrant and SCIderm GmbH (incorporated by reference to Exhibit 10.11 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.12†	Service Agreement, dated November 8, 2012, between the Registrant and KCR S.A. (incorporated by reference to Exhibit 10.12 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.13†	Service Agreement, dated December 16, 2013, between the Registrant and KCR S.A. (incorporated by reference to Exhibit 10.13 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.14#	Lease Agreement, dated January 2013, between the Registrant and Matzlawi Building Company Ltd. (incorporated by reference to Exhibit 10.14 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

4.15†	Material Transfer and Confidentiality Agreement, effective February 6, 2012 between the Registrant, Crucell Holland B.V. and Lonza Houston, Inc. (incorporated by reference to Exhibit 10.15 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.16	Agreement between the Registrant and Prof. Jacob George, dated January 24, 2010, as amended on August 1, 2012 (incorporated by reference to Exhibit 10.16 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

4.17	Employee Share Ownership and Option Plan (2014) of the Registrant, and form of Capital Gains Option Agreement thereunder (incorporated by reference to Exhibit 10.17 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 25, 2014).

4.18†	Master Services Agreement, effective as of January 30, 2015, by and between PPD Development, L.P. and the Registrant (incorporated by reference to Exhibit 4.18 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2015).

4.19#

Lease Agreement, dated as of June 10, 2016, by and between the Registrant and Darwish Shalom (incorporated by reference to Exhibit 4.19 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2018).

4.20†	Development, Commercialization and Supply Agreement, dated as of November 3, 2017, by and between the Registrant and NanoCarrier Co., Ltd. (incorporated by reference to Exhibit 4.20 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2018).

4.21†	Clinical Trial Services Agreement by and between the Registrant and the GOG Foundation, Inc. dated December 23, 2017 (incorporated by reference to Exhibit 4.21 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2018).

4.22†	Agreement by and between the Registrant and Biopharmax Group Ltd. dated June 1, 2016 (incorporated by reference to Exhibit 4.22 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2018).

12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).

12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).

13.1**	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, Independent Registered Public Accounting Firm.

†	Portions of this exhibit have been omitted pursuant to a grant of confidential treatment by the Securities and Exchange Commission and the non-public information has been filed separately with the Securities and Exchange Commission.

#	English summary of original Hebrew document.

*	Filed herewith

**	The certifications furnished in Exhibit 13.1 hereto are deemed to accompany this Annual Report on Form 20-F and will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended. Such certifications will not be deemed to be incorporated by reference into any filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Registrant specifically incorporates it by reference.

105

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VASCULAR BIOGENICS LTD.

By:	/s/ Dror Harats
Dror Harats Chief Executive Officer

Date: March 28, 2019

106