Form 20-F
period 2019-12-31
Vascular Biogenics Ltd.
filed 2020-03-19
CIK 1603207

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Dror Harats, Chief Executive Officer

8 HaSatat St.

Modi’in

Israel 7178106

Tel: +972-8-9935000

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value NIS 0.01 each	VBLT	The Nasdaq Stock Market LLC

Title of Each Class	Name of Each Exchange on which Registered
Ordinary Shares, par value NIS 0.01 each	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2019, the Registrant had 35,882,928 Ordinary Shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [  ] No [X]

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [  ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [  ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files) Yes [X] No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]
Emerging Growth Company [ ]

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

Cautionary Note Regarding Forward-Looking Statements

This Annual Report contains forward-looking statements that relate to future events or our future financial performance, which express the current beliefs and expectations of our management. Such statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual future results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include all statements that are not historical facts and can be identified by words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases. We have based these forward-looking statements largely on our management’s current expectations and future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

●	the initiation, timing, progress and results of our pre-clinical and clinical trials, and our research and development programs;

●	our expectations about the availability of data from our clinical trials;

●	our ability to advance product candidates into, and successfully complete, clinical trials;

●	our plans for future clinical trials;

●	our ability to manufacture our product candidates in sufficient quantities for clinical trials;

●	the timing or likelihood of regulatory filings and approvals;

●	the commercialization of our product candidates, if approved;

●	potential advantages of our product candidates;

●	the pricing and reimbursement of our product candidates, if approved;

●	our ability to develop and commercialize additional product candidates based on our platform technologies;

●	our business strategy;

●	the implementation of our business model, strategic plans for our business, product candidates and technology;

●	the scope and duration of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

●	our ability to establish and maintain collaborations and the benefits of such collaborations;

●	our ability to maintain our level of grant funding or obtain additional grant funding;

●	developments relating to our competitors and our industry; and

●	other risks and uncertainties, including those listed under the caption “Risk Factors.”

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

The audited financial statements for the years ended December 31, 2019, 2018 and 2017 in this Annual Report have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table summarizes our financial data. We have derived the summary statements of operations data for the years ended December 31, 2019, 2018, and 2017, and the statements of financial position data as of December 31, 2019 and 2018 from our audited financial statements included elsewhere in this Annual Report. The statements of operations data for the years ended December 31, 2016 and 2015, and the statements of financial position data as of December 31, 2017, 2016 and 2015 is derived from audited financial statements not included in this Annual Report.

The summary of our financial data set forth below should be read together with our audited financial statements and the related notes, as well as the section entitled “Item 5. Operating and Financial Review and Prospects,” included elsewhere in this Annual Report.

(in thousands, except share and per-share data)	2019	2018	2017	2016	2015
Statements of operations data:
Revenues	$562	$585	$13,864	$-	$-
Cost of revenues	(163)	(235)	(340)	-	-
Gross Profit	$399	$350	$13,524	$-	$-
Research and development expenses, net	$15,470	$15,940	$17,770	$12,447	$11,198
Marketing expenses	-	397	562	-	-
General and administrative expenses	4,943	5,220	5,847	3,828	3,673
Operating loss	20,014	21,207	10,655	16,275	14,871
Financial income	(870)	(908)	(544)	(285)	(100)
Financial expenses	313	159	27	12	117
Financial (income) expenses, net	(557)	(749)	(517)	(273	17
Other comprehensive loss (income)	49	(25)	24	5	(6)
Comprehensive loss	19,506	$20,433	$10,162	16,007	$14,882
Loss per ordinary share, basic and diluted	0.54	$0.62	$0.37	$0.64	$0.73
Weighted average ordinary shares outstanding, basic and diluted	35,881,256	32,969,094	27,398,169	24,970,585	20,309,596

	December 31,
	2019	2018	2017	2016	2015
		(in thousands)
Statements of financial position data:
Cash and cash equivalents and short-term bank deposits	$36,536	$50,482	$54,729	$45,254	$37,146
Total assets (1)	48,621	60,678	65,689	47,274	39,238
Total liabilities (1)	12,781	7,585	9,789	4,874	4,231
Ordinary shares	73	73	57	50	38
Total shareholders’ equity	35,840	53,093	55,900	42,400	35,007

(1)	The Company has adopted IFRS 16 retrospectively from January 1, 2019, with no restatement for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. Right-of-use assets and lease liabilities as of December 31, 2019 are approximately $3.1 million and $2.9 million, respectively.

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

We are a clinical-stage biotechnology company, and we have not yet generated any regular revenue streams. We have incurred losses in each year since our inception in 2000, including net losses of $19.5 million, $20.5 million and $10.1 million for the years ended December 31, 2019, 2018 and 2017, respectively. As of December 31, 2019, we had an accumulated deficit of $208.1 million.

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

●

and/or successfully establishing, validating and operating our own manufacturing facilities to produce our products in amount and quality, to support clinical development and the market demand for our product candidates, if approved, as well as passing inspections by health authorities, such as the Food and Drug Administration, or FDA, and European Medicines Agency, or EMA, and obtaining approval for our manufacturing facility and product;

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

Even if one or more of our product candidates is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Our expenses could increase beyond expectations if we are required by the FDA, the EMA, or other regulatory agencies, domestic or foreign, to perform clinical and other studies in addition to those that we currently anticipate. Even if we are able to generate revenues from the sale of any approved products, we may not become profitable and may need to obtain additional funding to continue operations.

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

As of December 31, 2019, our cash and cash equivalents and short-term bank deposits were $36.5 million. As of December 31, 2019, we estimate that our existing cash, cash equivalents and short-term bank deposits will be sufficient to fund our operations into third quarter of 2021. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches. In any event, we might require additional capital to obtain regulatory approval for our product candidates, and to commercialize any that receive regulatory approval. Raising funds in the current economic environment may present additional challenges. Global health concerns resulting from the recent outbreak of the coronavirus in China and worldwide may have long-term lasting effects on our ability to raise capital, many of which are difficult for us to predict at this time. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

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

Through December 31, 2019 we had received an aggregate of $26.9 million in the form of grants from the Israeli Office of the Chief Scientist, or OCS, which has later transformed to the Israeli Innovation Authority, or IIA. The requirements and restrictions for such grants are found in the Israel Encouragement of Research and Development in Industries, or the Research Law. Under the Research Law, royalties of 3% to 3.5% on the revenues derived from sales of products or services developed in whole or in part using these IIA grants are payable to the Israeli government. We developed both of our platform technologies, at least in part, with funds from these grants, and accordingly we would be obligated to pay these royalties on sales of any of our product candidates that achieve regulatory approval. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. As of December 31, 2019, the balance of the principal and interest in respect of our commitments for future payments to the IIA totaled approximately $33.4 million. To date, we have paid the IIA in relation to our licenses agreement royalties of approximately $0.5 million. As part of funding our current and planned product development activities, we submitted follow-up grant application.

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

These restrictions will continue to apply even after we have repaid the full amount of royalties on the grants. For the years ended December 31, 2019, 2018 and, 2017, we recorded grants totaling $2.7 million, $2.0 million, and $2.7 million from the IIA, respectively. The grants represented an approximately 15%, 11%, and 14% respectively, of our gross research and development expenditures for the years ended December 31, 2019, 2018 and, 2017. If we fail to satisfy the conditions of the Research Law, we may be required to refund certain grants previously received together with interest and penalties, and may become subject to criminal charges.

Risks Related to the Discovery and Development of Our Product Candidates

We have planned on the future success of our lead product candidate, VB-111, that missed the primary endpoints in the Phase 3 study in rGBM. We continue to advance VB-111 for ovarian cancer and other indications. Any failure to successfully develop, obtain regulatory approval for and commercialize VB-111 for cancer indications or any other product candidates, independently or in cooperation with a third party collaborator, or the experience of significant delays in doing so, would compromise our ability to generate revenue and become profitable.

We have invested a significant portion of our efforts and financial resources in the development of VB-111 for rGBM and VB-201 for psoriasis and ulcerative colitis for which we have completed clinical trials in which they did not meet their primary endpoints. Our ability to generate product revenue from our product candidates depends heavily on the successful development and commercialization of our products, which, in turn, depends on several factors, including the following:

●	our ability to continue and support the VTS platform technology and its lead candidate VB-111;

●	successfully completing our ongoing and future trials of VB-111 or other product candidates;

●	our ability to raise additional funding sufficient to conduct future clinical trials;

●	demonstrating that VB-111 for cancer indications or other product candidates is safe and effective at a sufficient level of statistical or clinical significance and otherwise obtaining marketing approvals from regulatory authorities;

●	operating our facility for the manufacture of commercial quantities of our product candidates, if approved;

●	manufacturing our products in large scale and qualifying such processes in compliance with the regulatory requirements for clinical and commercial supply;

●	establishing successful manufacturing arrangements with third-party manufacturers that are compliant with current good manufacturing practices, or cGMP, and which will ensure the supply of our products to the clinical development and commercial use, if approved;

●	establishing successful sales and marketing arrangements for our products, if approved;

●	maintaining an acceptable safety and efficacy profile for our products;

●	the availability of coverage and reimbursement to patients from healthcare payors for our products, if approved; and

●	other risks described in these “Risk Factors.”

Our product candidates are based on novel technologies, which makes it difficult to predict the time and cost of product candidate development and potential regulatory approval.

We have concentrated our product research and development efforts on our three distinct platform technologies, and our future success depends on the successful development of these technologies. We could experience development problems in the future related to our technologies, which could cause significant delays or unanticipated costs, and we may not be able to solve such development problems. We may also experience delays in developing sustainable, reproducible and scalable manufacturing processes or transferring those processes to commercial partners, if we decide to do so, which may prevent us from completing our clinical trials or commercializing our products on a timely or profitable basis, if at all.

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

Additionally, timely enrollment in clinical trials is reliant on clinical trial sites which may be adversely affected by global health matters, including, among other things pandemics. For example, in December 2019, an outbreak of a novel strain of coronavirus, or the COVID-19 coronavirus, originated in Wuhan, China. To date, this outbreak has already resulted in extended shutdowns of certain businesses in the Wuhan region and has had ripple effects to businesses around the world. The list of countries and regions affected by the coronavirus outbreak is constantly changing and our clinical trial sites may be located in regions currently being afflicted by the COVID-19 coronavirus. Some factors from the COVID-19 coronavirus outbreak that we believe may adversely affect enrollment in our trials include:

●	the diversion of healthcare resources away from the conduct of clinical trial matters to focus on pandemic concerns, including the attention of infectious disease physicians serving as our clinical trial investigators, hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

●	limitations on travel that interrupt key trial activities, such as clinical trial site initiations and monitoring;

●	interruption in global shipping affecting the transport of clinical trial materials, such as investigational drug product and comparator drugs used in our trials; and

●	employee furlough days that delay necessary interactions with local regulators, ethics committees and other important agencies and contractors.

These and other factors arising from the COVID-19 coronavirus could worsen in countries that are already afflicted with the virus or could continue to spread to additional countries, each of which may further adversely impact our clinical trials. The global outbreak of the COVID-19 coronavirus continues to evolve and the conduct of our trials may continue to be adversely affected, despite efforts to mitigate this impact.

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

We are currently in Phase 3 clinical trial for VB-111 for ovarian cancer and expect to support two Sponsor-Investigator trials, one for rGBM and the other for GI tumors in combination with immune-oncology drug. Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates in humans. Clinical testing is expensive, time-consuming and uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

●	delays in reaching a consensus with regulatory agencies on trial design;

●	delays in reaching agreement on acceptable terms with prospective CROs and clinical trial sites;

●	delays in obtaining required IRB or ethics committee approval at each clinical trial site;

●	delays in recruiting suitable patients to participate in our clinical trials including in particular for those trials for rare diseases such as ovarian cancer;

●	imposition of a clinical hold by regulatory agencies, including after an inspection of our clinical trial operations or trial sites;

●	failure by our CROs, other third parties or us to adhere to clinical trial requirements;

●	failure to perform in accordance with the FDA’s good clinical practices, or GCP, or applicable regulatory requirements in other countries;

●	delays in the testing, validation, manufacturing and delivery of our product candidates to the clinical sites;

●	delays in having patients complete participation in a trial or return for post-treatment follow-up;

●	clinical trial sites or patients dropping out of a trial;

●	occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

●	changes in regulatory requirements and guidance that require amending or submitting new clinical trial protocols; or

●	discontinuation or other hurdles in the expected Sponsor-Investigator trials, which are conducted by academic and other investigational third parties and are not controlled by us.

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

If a drug is intended for the treatment of a serious or life-threatening disease or condition and the drug demonstrates the potential to address unmet medical needs for this disease or condition, the drug sponsor may apply for FDA fast track designation. If fast track designation is obtained, the FDA may initiate review of sections of an NDA or BLA, before the application is complete. This “rolling review” is available if the applicant provides, and the FDA approves, a schedule for submission of the individual sections of the application.

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

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States. For VB-111, we have obtained orphan drug designation from the FDA for the treatment of malignant glioma and the European Commission for the treatment of glioma and ovarian cancer, and we may seek orphan drug designation for other drug candidates.

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

If we fail to comply with applicable regulatory requirements following approval of any of our product candidates, a regulatory agency may:

●	issue a warning letter asserting that we are in violation of the law;

●	seek an injunction or impose civil or criminal penalties or monetary fines;

●	suspend or withdraw regulatory approval or suspend or revoke a license;

●	suspend any ongoing clinical trials;

●	refuse to approve a pending BLA or NDA or supplements to a BLA or NDA submitted by us for other indications or new drug products;

●	seize our product; or

●	refuse to allow us to enter into supply contracts, including government contracts.

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

The success of our business depends primarily upon our ability to identify, develop and commercialize products based on our three platform technologies. Our research programs may fail to identify other potential product candidates for clinical development for a number of reasons. Our research methodology may be unsuccessful in identifying potential product candidates or our potential product candidates may be shown to have harmful side effects or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval.

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

All entities involved in the preparation of therapeutics for clinical trials or commercial sale, including our existing contract manufacturers for our product candidates, are subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in late-stage clinical trials must be manufactured in accordance with cGMP. These regulations govern manufacturing processes and procedures (including record keeping) and the implementation and operation of systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of contaminants, or to inadvertent changes in the properties or stability of our product candidates that may not be detectable in final product testing. We or our contract manufacturers must supply all necessary documentation in support of a BLA or NDA, as applicable, on a timely basis and must adhere to the FDA’s good laboratory practices, or GLP, and cGMP regulations enforced by the FDA through its facilities inspection program. We and our contract manufacturer for VB-111 have not produced a commercially approved product based on viral vectors and therefore have not yet obtained the requisite FDA approvals to do so. Our facilities and controls and the facilities and controls of some or all of our third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of our product candidates or any of our other potential products. In addition, the regulatory authorities may, at any time, audit or inspect a manufacturing facility involved with the preparation of our product candidates or our other potential products or the associated controls for compliance with the regulations applicable to the activities being conducted. If these facilities do not pass a pre-approval plant inspection, FDA approval of the products will not be granted.

The regulatory authorities also may, at any time following approval of a product for sale, audit our manufacturing facilities or those of our third-party contractors. If any such inspection or audit identifies a failure to comply with applicable regulations or our product specifications, or if a violation of applicable regulations, including a failure to comply with the product specifications, occurs independent of such an inspection or audit, we or the relevant regulatory authority may require remedial measures that may be costly and/or time-consuming for us or a third party to implement and that may include the temporary or permanent suspension of a clinical trial or commercial sales or the temporary or permanent closure of a facility.

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

We expect to rely on CROs and clinical trial sites, including clinical investigators, to ensure our clinical trials are conducted properly and on time. While we will have agreements governing their activities, we will have limited influence over their actual performance. We will control only some aspects of our CROs’ activities. Nevertheless, we will be responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific requirements and standards, and our reliance on the CROs does not relieve us of our regulatory responsibilities.

We and our CROs are required to comply with the FDA’s GCPs for conducting, recording and reporting the results of clinical trials to assure that the data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial participants are protected. The FDA enforces these GCPs through periodic inspections of study sponsors, principal investigators and clinical trial sites. If we or our CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA may require us to perform additional clinical trials before approving any marketing applications. Upon inspection, the FDA may determine that our clinical trials did not comply with GCPs. In addition, our clinical trials will require a sufficient number of test subjects to evaluate the safety and effectiveness of our product candidates. Recruitment may be challenging in the event of rare diseases and may require the performance of trials in a significant number of sites which may be harder to monitor. Accordingly, if our CROs fail to comply with these regulations or fail to recruit a sufficient number of patients, we may be required to repeat such clinical trials, which would delay the regulatory approval process.

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

Risks Related to Commercialization of Our Product Candidates

We intend to fully rely or partially rely on third-party manufacturers to produce commercial quantities of any of our product candidates that receives regulatory approval, but we have not entered into binding agreements with any such manufacturers to support commercialization. Additionally, these manufacturers do not have experience producing our product candidates at commercial levels and may not pass regulatory inspections or achieve the necessary regulatory approvals or produce our product candidates at the quality, quantities, locations and timing needed to support commercialization.

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

In addition, any significant disruption in our supplier relationships could harm our business. We source key materials from third parties, either directly through agreements with suppliers or indirectly through our manufacturers who have agreements with suppliers. There are a small number of suppliers, and in some cases a single supplier for certain key materials that are used to manufacture our product candidates. Such suppliers may not sell these key materials to our manufacturers at the times we need them or on commercially reasonable terms. We do not have any control over the process or timing of the acquisition of these key materials by our manufacturers. Moreover, we currently do not have any agreements for the commercial production of these key materials.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell any of our product candidates that obtain regulatory approval, we may be unable to generate any revenue.

We have no experience selling and marketing our product candidates or any other products. To successfully commercialize any products that may result from our development programs and obtain regulatory approval, we will need to develop these capabilities, either on our own or with others. We may seek to enter into collaborations with other entities to utilize their marketing and distribution capabilities, but we may be unable to do so on favorable terms, if at all. If any future collaborative partners do not commit sufficient resources to commercialize our future products, if any, and we are unable to develop the necessary marketing capabilities on our own, we will be unable to generate sufficient product revenue to sustain our business. We will be competing with many companies that currently have extensive and well-funded marketing and sales operations. Without sufficient internal capability or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies or successfully commercialize any of our product candidates.

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

In particular, VB-111 may face competition from currently approved drugs and drug candidates under development by others to treat rGBM or ovarian cancer. In May 2009, the FDA granted accelerated approval to bevacizumab (Avastin®), which is an angiogenesis inhibitor, to treat patients with rGBM at progression after standard first-line therapy. Bevacizumab also received FDA approval for platinum-resistant ovarian cancer in 2014, and for newly diagnosed patients after their initial surgery in 2018. In addition to bevacizumab, a number of companies are conducting late-stage clinical trials to test targeted drugs focused on angiogenesis inhibition for the treatment of ovarian cancer, including, among others, Amgen’s trebananib, Boehringer Ingelheim’s nintedanib, AstraZeneca’s cediranib,Novartis’s Votrient and HengRui Medicine’s apatinib. The expansion of PARP inhibitors (such as olaparib, niraparib and veliparib) for ovarian cancer, and clinical studies evaluating the potential use of checkpoint inhibitors or Tumor Treating Fields medical device for ovarian cancer may also affect the prior lines of therapy, or the segment of patient population who will seek treatment with VB-111.

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

If any of our product candidates are approved for commercialization, it is our current intention to market them on a worldwide basis, either alone or in collaboration with others. In addition, we conduct development activities in various jurisdictions throughout the world. We expect that we will be subject to additional risks related to engaging in international operations, including:

●	different regulatory requirements for approval of drugs and biologics in foreign countries;

●	reduced protection for intellectual property rights;

●	unexpected changes in tariffs, trade barriers and regulatory requirements;

●	economic weakness, including inflation, or political instability in particular foreign economies and markets;

●	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

●	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

●	workforce uncertainty in countries where labor unrest is more common than in the United States and Israel;

●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

●	business interruptions resulting from geopolitical actions, including war and terrorism, global outbreaks of disease, or natural disasters including earthquakes, typhoons, floods and fires.

We have not undertaken a systematic analysis of the potential consequences to our business as a result of any such natural disaster, public health crisis or pandemic diseases and do not have an applicable recovery plan in place. In addition, if any of our third-party contract manufacturers are affected by natural disasters, such as earthquakes, power shortages or outages, floods, wildfire, public health crises, such as pandemics and epidemics terrorism or other events outside of our control, our business and operating results could suffer. For example, in December 2019, a strain of coronavirus was reported to have surfaced in Wuhan, China. At this point, the extent to which the coronavirus may impact our business and operating results is uncertain. We carry only limited business interruption insurance that would compensate us for actual losses from interruption of our business that may occur and any losses or damages incurred by us in excess of insured amounts could cause our business to materially suffer.

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

As of March 1, 2020, we had 38 employees. As we mature and undertake the activities required to advance our product candidates into later stage clinical development and to operate as a public company, we expect to expand our full-time employee base and to hire more consultants and contractors. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate or grow revenue could be compromised, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

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

Pandemics such as the coronavirus could have an adverse impact on our developmental programs and our financial condition.

In December 2019, a novel strain of coronavirus was first identified in Wuhan, Hubei Province, China. Any outbreak of contagious diseases, or other adverse public health developments, could have a material and adverse effect on our business operations. These could include disruptions or restrictions on our ability to travel, pursue partnerships and other business transactions, conduct clinical trials, make shipments of biologic materials, as well as be impacted by the temporary closure of the facilities of suppliers and clinical trial sites. Any disruption of suppliers, clinical trial sites or access to patients would likely impact our clinical trial enrollment progress and rates as well as our ability to access capital through the financial markets. The extent to which the coronavirus impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others.

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

Some of our raw materials for the manufacturing of VB-111, and VB-111 itself, must be transported at a temperature controlled cold chain at temperatures varying between -4 degrees Celsius to -70 degrees Celsius (25 to -94 degrees Fahrenheit) to ensure their quality and vitality. Not all shipping or distribution channels are equipped to transport at these temperatures. If any of our shipping or distribution channels become inaccessible because of a serious accident, an act of terrorism, global health pandemic, a labor strike or other similar event, we may experience disruptions in our continued supply of raw materials, delays in our production process or a reduction in our ability to distribute our therapeutics to our customers.

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

As a public company, we will continue to incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission, or SEC, and The NASDAQ Global Market have imposed various requirements on public companies. Shareholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations, as well as the increase in the number of class actions and other securities litigation filed against publicly traded life sciences companies, to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain our current levels of such coverage. While compliance with these additional requirements will result in increased costs to us, we cannot accurately predict or estimate at this time the amount of additional costs we may incur as a public company under both U.S. and Israeli laws.

Additionally, as of December 31, 2019, we were no longer an “emerging growth company,” as defined in the JOBS Act, and are now required to comply with additional disclosure and reporting requirements, including those around executive compensation and other matters. These additional reporting requirements may increase our legal and financial compliance costs and cause management and other personnel to divert attention from operational and other business matters to devote substantial time to these public company requirements. Presently we qualify as a non-accelerated filer, meaning we have a public float of less than $75 million measured as of the last business day of our most recently completed second fiscal quarter, and thus remain exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies (including foreign private issuers) to provide an independent auditor attestation of the effectiveness of their internal controls. However, in the event that we become an accelerated filer, we will incur additional costs in connection with compliance with Section 404(b) of the Sarbanes-Oxley Act.

We are subject to foreign currency exchange risk, and fluctuations between the U.S. dollar and the NIS, the Euro and other non-U.S. currencies may negatively affect our earnings and results of operations.

We operate in a number of different currencies. While the dollar is our functional and reporting currency and investments in our share capital have been denominated in dollars, our financial results may be adversely affected by fluctuations in currency exchange rates as a significant portion of our operating expenses, including our salary-related and manufacturing expenses are denominated in the NIS.

We are exposed to the risks that the NIS may appreciate relative to the dollar, or, if the NIS instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar- denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the dollar. For example, the average exchange rate of the dollar against the NIS decreased in 2019, in 2018 and in 2017. Market volatility and currency fluctuations may limit our ability to cost- effectively hedge against our foreign currency exposure and, in addition, our ability to hedge our exposure to currency fluctuations in certain emerging markets may be limited. Hedging strategies may not eliminate our exposure to foreign exchange rate fluctuations and may involve costs and risks of their own, such as devotion of management time, external costs to implement the strategies and potential accounting implications. Foreign currency fluctuations, independent of the performance of our underlying business, could lead to materially adverse results or could lead to positive results that are not repeated in future periods.

Risks Related to Our Intellectual Property

We depend on our license agreement with Janssen Vaccines & Prevention B.V. and if we cannot meet requirements under such license agreement, we could lose the rights to our products, which could have a material adverse effect on our business.

VB-111 incorporates an adenoviral vector as the delivery vehicle, which its manufacturing is based on our rights under a license agreement with Janssen Vaccines & Prevention B.V. If we fail to meet our obligations under this license agreement, including various diligence, milestone payment, royalty and other obligations, Janssen Vaccines & Prevention B.V. has the right to terminate our license, and upon the effective date of such termination, our right to use the licensed technology would terminate. We may enter into additional agreements in the future with Janssen Vaccines & Prevention B.V. that may impose similar obligations on us. While we would expect to exercise all rights and remedies available to us, including attempting to cure any breach by us, and otherwise seek to preserve our rights under the patents and other technology licensed to us, we may not be able to do so in a timely manner, at an acceptable cost or at all. Any uncured, material breach under the license agreement could result in our loss of rights and may lead to a complete termination of our product development and any commercialization efforts for the applicable product candidates since there are currently no significant similar alternatives on the market.

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

As of December 31, 2019, to the best of our information, our executive officers, directors, five percent shareholders and their affiliates beneficially owned approximately 35.4% of our voting shares. Therefore, these shareholders have the ability to control us through their ownership positions. These shareholders may be able to determine all matters requiring shareholder approval. For example, these shareholders, if they were to act together, may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares that you may believe are in your best interest as one of our shareholders.

Our ordinary shares are subject to substantial dilution in their book value.

As of December 31, 2019, options, RSUs and warrants to purchase 13,528,092 ordinary shares at a weighted average exercise price of $3.26 per share were outstanding. The exercise of any of these options and warrants would result in additional dilution.

Sales of a substantial number of our ordinary shares in the public market could cause our share price to fall.

If our existing shareholders sell, indicate an intention to sell or the market perceives that they intend to sell, substantial amounts of our ordinary shares in the public market, the market price of our ordinary shares could decline significantly. As of December 31, 2019, we had outstanding a total of 35,882,928 ordinary shares. Substantially all of the shares are available for sale in the public market.

As of December 31, 2019, 10,547,978 ordinary shares are held by directors, executive officers and other affiliates (holders of more than 10% of the Company’s share capital) and are subject to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

In addition, as of March 1, 2020, an aggregate of 7,619,939 ordinary shares that are either subject to outstanding options, reserved for future issuance under our 2014 Plan or subject to outstanding warrants will or may become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules and Rule 144 and Rule 701 under the Securities Act. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our ordinary shares could decline.

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

Risks Related to Our Incorporation and Operations in Israel

We are a “foreign private issuer” and intend to follow certain home country corporate governance practices, and our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NASDAQ corporate governance requirements. Additionally, we cannot be certain if the reduced disclosure requirements applicable to our status as a foreign private issuer, will make our ordinary shares less attractive to investors.

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

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, including with regards to compensation of executive officers and our officers, directors and principal shareholders we are exempt from the reporting and the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We are also permitted to disclose limited compensation information for our executive officers on an individual basis and we are generally exempt from filing quarterly reports with the SEC under the Exchange Act. A recent amendment to regulations under the Israeli Companies Law requires us to disclose in the notice for our annual meeting of shareholders, the annual compensation of our five most highly compensated officers on an individual, rather than aggregate, basis. However, this disclosure is not as extensive as that required of a U.S. domestic issuer.

Further, we are not required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. Moreover, we are not required to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. These exemptions and leniencies reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.

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

As of March 1, 2019, we had 38 employees, all of whom were based in Israel. Some of our employees may be called upon to perform up to 36 days (and in some cases more) of annual military reserve duty until they reach the age of 40 (and in some cases, up to 45 or older) and, in emergency circumstances, could be called to immediate and unlimited active duty. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. Since September 2000, in response to increased tension and hostilities, there have been occasional call-ups of military reservists, including in connection with the 2006 conflict in Lebanon, and the December 2008, November 2012 and July-August 2014 conflicts with Hamas, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations. Additionally, the absence of a significant number of the employees of our Israeli suppliers and contractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations.

The tax benefits that are available to us if and when we generate taxable income require us to meet various conditions and may be prevented or reduced in the future, which could increase our costs and taxes.

If and when we generate taxable income, we would be eligible for certain tax benefits provided to “Benefited Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959, as amended, or the Investment Law. In order to remain eligible for the tax benefits for “Benefited Enterprises” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. In addition, we informed the Israeli Tax Authority of our choice of 2012 as a “Benefited Enterprise” election year, all under the Investment Law. The benefits available to us under this tax regulation are subject to the fulfillment of conditions stipulated in the regulation. Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies is 24% for 2017 and 23% for 2018 and thereafter. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Item 10E. Taxation-Israeli Tax Considerations and Government Programs-Law for the Encouragement of Capital Investments, 5719-1959.”

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

We do not believe that we were a CFC for the taxable year ended December 31, 2019 or that we are currently a CFC. It is possible, however, that a shareholder treated as a U.S. person for U.S. federal income tax purposes will acquire, directly or indirectly, enough shares to be treated as a Ten Percent Shareholder after application of the constructive ownership rules and, together with any other Ten Percent Shareholders of our company, cause us to be treated as a CFC for U.S. federal income tax purposes. We believe that certain of our shareholders are Ten Percent Shareholders for U.S. federal income tax purposes. Holders should consult their own tax advisors with respect to the potential adverse U.S. federal income tax consequences of becoming a Ten Percent Shareholder in a CFC.

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

Since PFIC status depends on the composition of our income and the composition and value of our assets (which may be determined in part by reference to the market value of our ordinary shares, which may be volatile) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. We had no revenue-producing operations until and including table year 2016. We believe that we were not a PFIC for our 2017, 2018 and 2019 taxable years. In addition, unless and until we generate sufficient revenue from active licensing and other non-passive sources and otherwise satisfy the asset test above, we might be treated as a PFIC in future taxable years.

Item 4. Information on the Company

Corporate Information

The legal name of our company is Vascular Biogenics Ltd. and we conduct business under the name VBL Therapeutics. We were incorporated in Israel on January 27, 2000 as a company limited by shares under the name Medicard Ltd. In January 2003, we changed our name to Vascular Biogenics Ltd. Our registered and principal office is located 8 HaSatat St., Modi’in, Israel 7178106. Our service agent in the United States is located at c/o CT Corporation System, 111 8th Avenue, New York, New York 10011 and our telephone number is 972-8-9935000. Throughout this prospectus, we refer to various trademarks, service marks and trade names that we use in our business. The “Vascular Biogenics” design logo, “VBL Therapeutics,” “Vascular Targeting System,” “VTS,” “Lecinoxoids,” “VB-111,” “VB-201,” the “OVAL” design logo and other trademarks or service marks of Vascular Biogenics Ltd. appearing in this prospectus are the property of Vascular Biogenics Ltd. We have several other registered trademarks, service marks and pending applications relating to our products. Although we have omitted the “ ® ” and trademark designations for such marks in this prospectus, all rights to such trademarks are nevertheless reserved. Other trademarks and service marks appearing in this prospectus are the property of their respective holders.

Capital Expenditures

For a discussion of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources.”

Business Overview

We are a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for areas of unmet need in cancer and immune/inflammatory indications. We have developed three platform technologies: a gene-therapy based technology for targeting newly formed blood vessels with focus on cancer, an antibody-based technology targeting MOSPD2 for immuno-oncology and anti-inflammatory applications, and the Lecinoxoids, a family of small-molecules for chronic immune-related indications.

Our main program in oncology is based on our proprietary Vascular Targeting System, or VTS, platform technology, which we believe will allow us to develop product candidates for multiple oncology indications. The VTS technology utilizes genetically targeted therapy to destroy newly formed, or angiogenic, blood vessels. By utilizing a viral vector as a delivery mechanism, the VTS platform can also lead to induction or enhancement of a localized anti-tumor immune response, thereby turning immunologically ‘cold’ tumors ‘hot’.

Our lead product candidate, VB-111 (ofranergene obadenovec), is a gene-based biologic that we are developing for solid tumor indications, and which we have advanced to programs for ovarian cancer, recurrent glioblastoma, or rGBM, an aggressive form of brain cancer, and thyroid cancer. We have obtained fast track designation for VB-111 in the United States for prolongation of survival in patients with glioblastoma that has recurred following treatment with standard chemotherapy and radiation. We have also received orphan drug designation for GBM in both the United States and Europe. VB-111 has also received an orphan designation for the treatment of ovarian cancer by the European Commission.

In June 2019, we reported final results from a Phase 1/2 clinical trial of VB-111 for recurrent platinum-resistant ovarian cancer. Data demonstrated a median overall survival (OS) of 498 days in the VB-111 therapeutic-dose arm, versus 172.5 days in the low-dose arm (p=0.03). 58% of evaluable patients treated with the therapeutic dose of VB-111 had a GCIG CA-125 response. VB-111 activity signals were seen despite unfavorable prognostic characteristics (48% platinum refractory disease and 52% previous treatment with anti-angiogenics). There was a trend for favorable survival in patients who had CA-125 decrease >50% in the VB-111 therapeutic-dose arm (808 vs. 351 days; p=0.067) implicating CA-125 as a potentially valuable biomarker for response to VB-111. Post treatment fever was also associated with a signal for improved survival (808 vs. 479 days; p=0.27).

Our OVAL Phase 3 potential registration study of VB-111 in platinum resistant ovarian cancer was launched in December 2017 and is conducted in collaboration with the GOG Foundation, Inc., a leading organization for research excellence in the field of gynecologic malignancies. An interim analysis in the OVAL study is expected in the first quarter of 2020.

In a Phase 2 study for rGBM, patients who were primed with VB-111 monotherapy that was continued after progression with the addition of bevacizumab (Avastin®) showed significant survival (414 vs 223 days; HR 0.48; p=0.043) and progression free survival (PFS) advantage (90 vs 60 days; HR 0.36; p=0.032) compared to a cohort of patients that had limited exposure to VB-111 (Brenner et al., Neuro Oncol. 2019). Radiographic responders to VB-111 exhibited specific imaging characteristics related to its mechanism of action. Survival advantage was also seen in comparison to historic controls, with the percentage of patients living more than one year doubling from 24% to 57%.

Our Phase 3 GLOBE study in rGBM compared upfront concomitant administration of VB-111, without priming, and bevacizumab to bevacizumab monotherapy. The study, which enrolled a total of 256 patients in the US, Canada and Israel was conducted under a special protocol assessment, or SPA, agreement with the U.S. Food and Drug Administration, or FDA, with full endorsement by the Canadian Brain Tumor Consortium (CBTC). In this modified regimen, the treatment did not improve overall survival (OS) and PFS outcomes in rGBM. Study results (Cloughesy et al. Neuro Oncol. 2019 Dec 17) attribute the contradictory outcomes between the Phase 2 and Phase 3 trials as being related to the lack of VB-111 monotherapy priming in the GLOBE study, providing clinical, mechanistic and radiographic support for this hypothesis. Notably, GLOBE data show improved outcomes associated with a post VB-111 fever reaction, similar to outcomes from previous VB-111 studies, providing support that fever is a potential biomarker for better survival with VB-111, secondary to the drug’s immunologic mechanism of action. No new safety concerns associated with VB-111 have been identified in the study. We do not think that results of the GLOBE study will necessarily have implications on the prospects for VB-111 in other regimens or tumor types.

Based on the understanding that study regimen may be a key factor for VB-111 efficacy in rGBM, an IND application for an investigator-sponsored randomized controlled study of VB-111 in rGBM patients has gone into effect with the FDA. The new study, sponsored by Dana-Farber Cancer Institute in collaboration with a group of top neuro-oncology US medical centers, will investigate neo-adjuvant and adjuvant treatment with VB-111 in rGBM patients undergoing a second surgery. Launch of the study is expected in the first half of 2020.

In February 2020, we announced the launch of a phase 2 clinical trial of VB-111 in combination with nivolumab (Opdivo®), an immune checkpoint inhibitor, in the treatment of metastatic colorectal cancer. Under a Cooperative Research and Development Agreement (CRADA) between VBL and the National Cancer Institute (NCI), NCI will serve as the IND sponsor for this study. The IND application for the study has gone into effect with the FDA. This new study will investigate if priming with VB-111 can drive immune cells into the tumor and turn the colorectal tumor from immunologically ‘cold’ to ‘hot’. We believe the addition of nivolumab to VB-111 may further boost any anti-tumor immune response.

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

As of December 31, 2019, we had studied VB-111 in over 300 patients and have observed it to be well-tolerated. In December 2015, we have been granted a US composition of matter patents that provides intellectual property protection for VB-111 in the US until October 2033 before any patent term extension.

We also have been conducting a program targeting anti-inflammatory diseases, based on the use of our Lecinoxoid platform technology. Lecinoxoids are a novel class of small molecules we developed that are structurally and functionally similar to naturally occurring molecules known to modulate inflammation. The lead product candidate from this program, VB-201, is a Phase 2-ready molecule that demonstrated activity in reducing vascular inflammation in a Phase 2 sub-study in psoriatic patients with cardiovascular risk. Due to business limitations associated with the heavy burden of developing medications for cardiovascular diseases, we chose to test it in psoriasis and ulcerative colitis; however, as we reported in February 2015, VB-201 failed to meet the primary endpoint in Phase 2 clinical trials for psoriasis and for ulcerative colitis. As a result, we have terminated our development of VB-201 in those indications. Nevertheless, based on recent pre-clinical studies, we believe that VB-201 and some second generation molecules such as VB-703 may be applicable for NASH and renal fibrosis. Since the company intends to focus its efforts and resources on advancing our oncology program, we will seek to advance our Lecinoxoid assets via strategic deals. Accordingly, in March 2019, we announced a strategic exclusive option license agreement with one of the world-leading European animal health companies, for the development of VB-201 for veterinary use. We retain the VB-201 rights for treatment of humans, worldwide.

We are also developing two independent platforms of proprietary monoclonal antibodies targeting a novel therapeutic target called MOSPD2. For immune/inflammatory applications, we are developing classical antibodies to inhibit MOSPD2 on immune myeloid cells. For oncology indications, we are developing bispecific monoclonal antibodies aimed to target tumor cells that express MOSPD2. In January 2017, we reported that targeting of MOSPD2 inhibits chemotaxis of monocytes and neuropils. In 2018, we published a manuscript showing that MOSPD2 can play a major role in breast cancer cell migration and metastasis, and that targeting MOSPD2 may be employed to prevent the spreading of breast cancer cells. We also presented proof-of-concept data demonstrating antibody-mediated killing of MOSPD2-expressing cancer cells. We believe that targeting of MOSPD2 may have several therapeutic applications, including inhibition of monocyte migration in chronic inflammatory conditions, inhibition of tumor cell metastases and targeting of MOSPD2-expressing tumor cells. We are developing our “VB-600 series” of pipeline candidates towards inflammatory and oncology applications and expect to present additional findings in scientific conferences and publications.

In October 2017, we announced the opening of our new gene therapy pharmaceutical grade manufacturing plant in Modiin, Israel. The facility was established to support the commercial supply of VB-111 for the first indication, if approved. The Modiin facility is the first commercial-scale gene therapy manufacturing facility in Israel and currently one of the largest gene-therapy designated ones in the world (20,000 sq. ft.). In July 2019, our facility was certified by a European Union (EU) Qualified Person (QP) as being in compliance with EU Good Manufacturing Practices (GMP). In November 2019 our facility was awarded by the Israeli Ministry of Health the Certificate of GMP Compliance of a Manufacturer.

In November 2017, we signed an exclusive license agreement with NanoCarrier Co., Ltd. (TSE Mothers:4571) for the development, commercialization, and supply of VB-111 in Japan. VBL retains rights to VB-111 in the rest of the world. Under terms of the agreement, VBL has granted NanoCarrier an exclusive license to develop and commercialize VB-111 in Japan for all indications. VBL will supply NanoCarrier with VB-111, and NanoCarrier will be responsible for all regulatory and other clinical activities necessary for commercialization in Japan. Under the agreement, VBL is entitled to receive greater than $100 million in development and commercial milestone payments, in addition to tiered royalties on net sales in the high-teens.

Our Strategy

Our goal is to become a leading biopharmaceutical company focused on discovering, developing and commercializing innovative therapeutics that leverage our proprietary technologies for oncology and immune/inflammatory indications. We intend to achieve this goal by pursuing the following strategies:

●	Pursue regulatory approval for our lead oncology compound, VB-111

We believe VB-111 has the potential for applications in various solid tumors. Currently, our focus is on development of VB-111 for platinum-resistant ovarian cancer. We launched the OVAL Phase 3 potential-registration study for this indication in December 2017, and we expect an interim analysis in this trial in the first quarter of 2020. We intend to advance VB-111 to additional cancer indications, either independently or through investigator-sponsored studies or strategic collaborations.

Based on the understanding that study regimen may be a key factor for VB-111 efficacy in rGBM, we believe the outcome of the GLOBE study will not necessarily have implications on the prospects for VB-111 in other regimens or tumor types. While we do not intend to conduct another trial in rGBM at this point, we intend to collaborate with a group of neuro-oncology medical centers in an investigator-sponsored randomized controlled study of VB-111 in rGBM patients undergoing a second surgery. Similarly, in February 2020, we announced the launch of a Phase 2 clinical trial of VB-111 in combination with nivolumab (Opdivo®), an immune checkpoint inhibitor, in the treatment of metastatic colorectal cancer, under a Cooperative Research and Development Agreement (CRADA) between VBL and the National Cancer Institute (NCI). We also conducted Phase 2 clinical trial of VB-111 in thyroid cancer, with positive results.

●	Selectively enter into licensing and collaboration arrangements to supplement our internal development capabilities

As we advance our pipeline of anti-cancer product candidates, we will evaluate opportunities to selectively form collaborative alliances for our non-oncology assets, such as the Lecinoxids platform or the MOSPD2 mAbs for inflammation, to expand our capabilities and accelerate the development and commercialization of our oncology products. Accordingly, in March 2019, we announced a strategic exclusive option license agreement with one of the world-leading European animal health companies, for the development of VB-201 for veterinary use. We retain the VB-201 rights for treatment of humans, worldwide, as well as the global rights for other Lecinoxoids and VB-600 candidates. We engage in conversations with third parties to evaluate such potential collaborations on an ongoing basis.

●	Expand our manufacturing capacity to support clinical trials and possible commercialization of VB-111

We previously manufactured clinical quantities of VB-111 at our facility in Or-Yehuda, Israel and through a third party in the United States. In October 2017, we announced the opening of our new gene therapy manufacturing plant in Modiin, Israel. In July 2019, our facility was certified by a European Union (EU) Qualified Person (QP) as being in compliance with EU Good Manufacturing Practices (GMP). This plant can be the first commercial facility for production of VB-111 if it receives regulatory approval. On the longer term, we intend to have more than one manufacturing site for VB-111, if regulatory approved.

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

Based on a non-integrating, non-replicating, Adeno 5 vector, VB-111 utilizes our proprietary Vascular Targeting System (VTS) to target the tumor vasculature for cancer therapy. We designed VB-111 to address oncology indications, specifically solid tumors, by selectively targeting the blood vessels required for tumor growth and encouraging the programmed cell-death process, or apoptosis, of cells in those blood vessels. VB-111 is administered intravenously. PPE-1-3X is activated specifically in angiogenic endothelial cells and regulates a transgene consisting of a combination of two gene sequences known as Fas and TNFR1. When expressed, the transgene produces a unique pro-apoptotic protein, the Fas-TNFR1 chimera, that interacts with a native inflammatory molecule, Tumor Necrosis Factor, or TNF-alpha, and results in the destruction of newly formed or immature blood vessels. When activated by PPE-1-3X, specifically in angiogenic endothelial cells, this combination enables VB-111 to reduce tumor growth in a highly targeted manner.

In addition, VB-111 induces a specific anti-tumor immune response. The immunologic mechanism-of-action of viral-mediated anti-cancer therapies takes advantage of the natural interplay of viruses with the immune system and the ability of viruses to ‘kick-start’ immune reactions. In response to viral infection, cells within the tumor microenvironment express immune-stimulating cytokines attracting immune cells into the tumor. Furthermore, it is anticipated that the anti-angiogenic effect of VB-111 will trigger tumor starvation, destruction of tumor cells and subsequent release of cell debris and tumor neo-antigens that are ingested by antigen presenting cells, further stimulating the anti-tumor immune response. VB-111 specific expression in endothelial angiogenic cells focuses the immune reaction on tumor milieu and prevents systemic immune-mediated damage. In 2004, we published preclinical data, which suggested that there is an immune inflammatory response to the presence of the viral vector and the Fas-TNFR1 chimera. Support for a potential role of the immune system as part of VB-111’s mechanism of action came from an observation that patients who developed fever as a response to VB-111 administration, at least once along the treatment course, had a survival benefit over those who did not experience post-dosing fever. Moreover, an immunotherapeutic effect was also observed in biopsies taken from ovarian cancer patients. Immunohistochemistry staining showed regions of apoptotic cancer cells and infiltration of cytotoxic CD8 T-cells following treatment with VB-111.

VB-111’s mechanism of action is illustrated below:

Unlike anti-VEGF agents (such as Avastin®) or tyrosine-kinase inhibitors (TKIs), VB-111 does not aim to block a specific pro-angiogenic pathway; instead, it uses an angiogenesis-specific sensor (our PPE-1-3x proprietary promoter) to specifically induce cell death in angiogenic endothelial cells in the tumor milieu. This mechanism may retain activity regardless of baseline tumor mutations or the identity of the pro-angiogenic factors secreted by the tumor and shows activity even after failure of prior treatment with other anti-angiogenics. Moreover, VB-111 induces specific anti-tumor immune response, which is accompanied by recruitment of CD8 T-cells and apoptosis of tumor cells. We believe that this mode of action makes VB-111 less susceptible to resistance and, therefore, potentially applicable for a broader patient population than current therapies.

We have conducted pre-clinical studies in animal models of lung cancer, colon cancer, thyroid cancer, rGBM and melanoma. Based on those studies, and clinical results to date, we believe that VB-111 has anti-tumoral activity that may hold clinical promise and may be suitable for treatment of some solid tumors. We currently advance VB-111 in a randomized-controlled Phase 3 study in platinum-resistant ovarian cancer.

VB-111 Clinical Programs- Overview

We initially studied VB-111 in a Phase 1 “all comers” trial involving patients with multiple types of advanced metastatic cancer types, including thyroid cancer, neuroendocrine cancer, renal cell carcinoma and lung cancer. In that trial, VB-111 was well-tolerated and showed a dose- dependent extension in median overall survival across a range of tumor types. Based on these results, we decided to proceed with the development of VB-111 for rGBM, as well as to investigate VB-111 as a monotherapy for the treatment of thyroid cancer and, in combination with chemotherapy, for ovarian cancer. We have an open IND for VB-111 with the Office of Tissues and Advanced Therapies within FDA’s Center for Biologics Evaluation and Research.

VB-111 Clinical Program in Ovarian Cancer

Ovarian cancer is the leading cause of gynecologic cancer death in the United States affecting approximately 22,000 women annually. In patients with platinum-resistant disease, addition of the anti-angiogenic agent bevacizumab to chemotherapy has resulted in significantly improved PFS and response rate. However, the addition of bevacizumab did not result in a significant improvement of OS. Given the limited response to additional therapies, there is an unmet need to make significant improvements in the outcomes of patients with recurrent platinum-resistant ovarian cancer following first line therapy. Therefore, we conducted a Phase 1/2 clinical trial in ovarian cancer using VB-111 in combination with paclitaxel, a common chemotherapeutic agent.

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

Twenty one patients with recurrent platinum-resistant Müllerian/ovarian cancer were enrolled at Massachusetts General Hospital and Dana-Farber Cancer Institute, and received up to 7 doses of treatment. Patients were treated in two consecutive cohorts: Low Dose Treatment (n=4, 3x10 12 VPs + 40mg/80 mg paclitaxel) or a Therapeutic Dose (n=17, 1x10 13 VPs + 80 mg paclitaxel). Papillary serous carcinoma was the most common histology (n=9, 42.9%); with other histologic subtypes including clear cell, adenocarcinoma, carcinosarcoma, and other (transitional/serous, mixed serous and clear-cell, and high grade serous with malignant mixed mullerian tumor components). The most common cancer stage at diagnosis was IIIC (n=12, 64.7%). Patients had been treated with a mean number of 2.6 prior therapies. Fifty-two percent received prior anti-angiogenic treatment, including Avastin, and 48% were considered platinum refractory having a platinum free interval of less than 3 months. Median age at enrollment was 65 (41-79).

Trial results showed a significant increase in overall survival at the therapeutic dose of VB-111 vs. the low dose level (498 vs. 172 days, p=0.03). Among the evaluable patients treated with the therapeutic dose, 58% (7/12) had a GCIG CA-125 response confirmed over four weeks. Mean duration of response was 10 months (range 1.5-24.9). Objective CA-125 response was associated with improved survival. Median OS was 808 vs. 351 days in patients with CA-125 decrease of 50% compared to those without 50% decrease in CA-125 (P=0.067). Post treatment fever occurred in 29% and was also associated with a signal for improved survival: median OS was 808 days in patients with fever compared to 479 days in patients without fever (p=0.27).

The 58% GCIG CA-125 response represents an approximate doubling in response rate, compared to historical data with ovarian cancer patients treated with a combination of Avastin ® and chemotherapy in the AURELIA trial which reported CA-125 response in 11.6% of patients treated with chemotherapy and 31.8% CA-125 response in ovarian cancer patients treated with a combination of chemotherapy and Avastin ®.

An immunotherapeutic effect was also observed in biopsies taken from patients. H&E and immunohistochemistry staining showed regions of apoptotic cancer cells and infiltration of cytotoxic CD8 T-cells following treatment with VB-111. VB-111 was found to be safe and well tolerated. The most common VB-111 related AEs were transient mild-moderate fever/flu like symptoms, characteristic of infection with a viral vector. These events were generally grade 1-2 and responded to antipyretic treatment. No dose limiting toxicities were reported at any dose level.

In December 2016 we had an end-of-Phase 2 meeting with the FDA to discuss the clinical path of VB-111 in ovarian cancer. We reached agreement with the FDA on our clinical plan to proceed to a Phase 3 potential registration study of VB-111 in platinum-resistant patients. We intend to advance VB-111 for this patient population, for which most current therapies fail to prolong patient survival, and in December 2017 announced the enrollment of the first patient in the OVAL potential registration Phase 3 study of VB-111 in platinum-resistant ovarian cancer. The OVAL study is conducted in collaboration with the Gynecologic Oncology Group (GOG) Foundation, Inc., a leading organization for research excellence in the field of gynecologic malignancies.

The randomized, controlled, double-blind, Phase 3 OVAL study in recurrent platinum-resistant ovarian cancer has been designed to enroll up to 400 adult patients at approximately 75 clinical sites in the United States and Israel. To expedite the development of VB-111, we are currently getting ready to expand the OVAL trial to additional geographies, particularly in Europe. Patients are randomized 1:1 to VB-111 (1x10 13 VPs once every 8 weeks) in combination with chemotherapy (80mg/m2 paclitaxel once weekly), or to placebo with chemotherapy. The primary endpoint is overall survival. Additional endpoints include objective response rate (ORR), progression free survival (PFS), CA-125, RECIST 1.1 response and patient reported outcome measures. The study is progressing according to plan, and we expect an important interim analysis in the first quarter of 2020. The interim analysis will focus on CA-125 response rates. The purpose of the interim data is to inform us if the positive outcome in our Phase 2 study seems to replicate in the ongoing OVAL Phase 3 double-blind, controlled trial.

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

Our Phase 2 trial results include 46 patients with rGBM treated with VB-111; upon disease progression, 23 patients were treated with VB-111 in combination with Avastin ®, and 22 received Avastin ® alone. One patient, who received VB-111 monotherapy and achieved a complete response, is stable for more than 6 years as of January 2020, and was included in the continuous exposure cohort. The median number of bi-monthly VB-111 doses was four for the cohort, which was treated with VB-111 through progression, versus one in the limited exposure cohort (average of 4.7 vs. 2.2, respectively). Continuous exposure to VB-111 demonstrated significant improvement in overall survival, with median overall survival of 59.1 weeks (414 days), compared to 31.9 weeks (223 days) in patients on limited VB-111 exposure (p=0.043), meeting the primary endpoint of the trial. Two complete responses and five partial responses were seen in the VB-111 continuous exposure cohort (n=24), compared to only two partial responses in VB-111 limited exposure cohort (n=22). VB-111 was found to be well tolerated.

The trial data also showed that VB-111 may induce an immuno-therapeutic effect. Of the 46 patients who received VB-111, 25 patients experienced a fever post-dosing of VB-111 at least once, while 21 patients did not. Patients with fevers demonstrated increased overall survival of 16 months, compared to patients without fevers, who had a median overall survival of 8.5 months (p=0.03). Additional biomarkers analyses presented at the SNO conference in November 2017 have demonstrated that in addition to fever, VB-111 is also associated with immune-mediated responses, including secretion of immune-stimulatory cytokines that correlate with OS, further supporting a role of the immune system as part of VB-111’s dual mechanism of action.

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

In 62 patients with rGBM, the most frequent toxicity was self-limited fever, starting several hours post therapy and usually resolving within 24 hours and controlled with anti-pyretics. There were 22 adverse events classified as grade 3 or higher, of which 7 were considered possibly related to VB-111 including asthenia, pyrexia, brain edema, depressed consciousness, pulmonary embolism, or PE (in a patient with PE prior to enrollment in the trial) and hypertension. Safety results were reviewed five times by the trial Data and Safety Monitoring Board, as well as by the FDA, without safety concerns. Based on interim Phase 2 data of VB-111 in rGBM, the FDA has allowed VBL to launch a Phase 3 study of VB-111 in rGBM patients prior to the completion of the Phase 2 trial.

Our Phase 3 GLOBE study in rGBM compared upfront concomitant administration of VB-111, without priming, and bevacizumab to bevacizumab monotherapy. The study, which enrolled a total of 256 patients in the US, Canada and Israel was conducted under a special protocol assessment, or SPA, agreement with the U.S. Food and Drug Administration, or FDA, with full endorsement by the Canadian Brain Tumor Consortium (CBTC).

Three safety reviews were conducted during the GLOBE trial, by the independent Data Safety Monitoring Committee (DSMC). The DSMC is an independent multidisciplinary group that conducts detailed review of un-blinded study data, discusses potential safety concerns and provides recommendations regarding trial continuation. In December 2016, we announced that the DSMC met to conduct its first safety review of the Phase 3 GLOBE Study investigating ofranergene obadenovec (VB-111) in recurrent glioblastoma (rGBM). The committee reviewed the GLOBE safety data collected through a cutoff date in September 2016, and did not find any adverse events that would be cause for concern. As a result, the DSMC recommended that the study continue as planned. In April 2017, we announced that the committee reviewed the GLOBE safety data collected through a cutoff date in March 2017 and unanimously recommended that the study continue as planned. The third and final DSMC review took place in September 2017. The committee reviewed the GLOBE safety data, including mortality data, collected through a cutoff date in August 2017, and stated that they did not identify any safety concerns. The DSMC confirmed that no additional follow up will be necessary. Accordingly, the DSMC unanimously recommended that the study continue as planned, to completion.

On March 8, 2018, we announced top-line data from the GLOBE study. In this modified regimen, the treatment did not improve overall survival (OS) and PFS outcomes in rGBM. No new safety concerns associated with VB-111 have been identified in the GLOBE study. Thorough analyses of the baseline risk factors of the Phase 2 and the Phase 3 treatment groups did not reveal any differences. Therefore, patient selection or different patient populations could not explain the difference between the results of the two studies.

Study results (Cloughesy et al. Neuro Oncol. 2019 Dec 17) attribute the contradictory outcomes between the Phase 2 and Phase 3 trials as being related to the lack of VB-111 monotherapy priming in the GLOBE study, providing clinical, mechanistic and radiographic support for this hypothesis. Notably, GLOBE data show improved outcomes associated with a post VB-111 fever reaction, similar to outcomes from previous VB-111 studies, providing support that fever is a potential biomarker for better survival with VB-111, secondary to the drug’s immunologic mechanism of action.

We do not think that results of the GLOBE study will necessarily have implications on the prospects for VB-111 in other regimens or tumor types. Moreover, based on the understanding that study regimen may be a key factor for VB-111 efficacy in rGBM, an IND application for an investigator-sponsored randomized controlled study of VB-111 in rGBM patients has gone into effect with the FDA. The new study, sponsored by Dana-Farber Cancer Institute in collaboration with a group of top neuro-oncology US medical centers, will investigate neo-adjuvant and adjuvant treatment with VB-111 in rGBM patients undergoing a second surgery. Launch of the study is expected in the first half of 2020.

VB-111 Program in Thyroid Cancer

We conducted an exploratory Phase 2 clinical trial to evaluate safety and efficacy of VB-111 in advanced thyroid cancer. According to the National Cancer Institute, there are an estimated 535,000 people currently living with thyroid cancer in the United States, with an estimated 60,000 new cases of thyroid cancer each year. Most cases can be treated by surgery and radioactive iodine. If radioactive iodine is ineffective, other treatments are prescribed, such tyrosine kinase inhibitors and systemic chemotherapy. However, if such treatments are unsuccessful, the therapeutic options for patients are currently very limited. There are an estimated 2,000 annual deaths in the U.S. as a result of the disease. This subset of patients has an unmet need for novel therapeutic options.

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

On February 21, 2017, we announced full data from this trial. The primary endpoint of the trial, defined as 6-month progression-free-survival (PFS-6) of 25%, was met with a dose response. Forty-seven percent (47%; 8/17) of patients in the therapeutic-dose cohort reached PFS-6, versus 25% (4/12) in the sub-therapeutic cohort, both groups meeting the primary endpoint. Reduction in tumor measurement after the first dose was seen in 44% (7/16) of patients in the therapeutic-dose cohort, compared to 9% (1/11) in the sub-therapeutic-dose cohort. An overall survival benefit was seen with a tail of more than 40% at 3.7 years for the therapeutic-dose cohort (mOS 684 days). This is similar to historical data for pazopanib (Votrient ®), a tyrosine kinase inhibitor; however, most patients in the VB-111 study had tumors that previously had progressed on pazopanib or other kinase inhibitors. VB-111 was observed to be well-tolerated in this study, with no signs of clinically significant safety issues.

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

VB-111 Program in Colorectal Cancer

Based on support from pre-clinical data, which we presented at the American Society of Gene & Cell Therapy (ASGCT) conference in May 2017, and histological data in ovarian cancer showing the ability of VB-111 to recruit T-cells into ‘cold’ tumors, we believe that treatment with VB-111 may be further enhanced by addition of immune checkpoint inhibitors.

In February 2020, we announced the launch of a Phase 2 clinical trial of VB-111 in combination with nivolumab (Opdivo®), an immune checkpoint inhibitor, in the treatment of metastatic colorectal cancer under a Cooperative Research and Development Agreement (CRADA) between VBL and the National Cancer Institute (NCI). NCI will serve as the IND sponsor for this study. The IND application for the study has gone into effect with the FDA. This new study will investigate if priming with VB-111 can drive immune cells into the tumor and turn the colorectal tumor from immunologically ‘cold’ to ‘hot’. We believe the addition of nivolumab to VB-111 may further boost the anti-tumor immune response.

Additional VTS Pipeline candidates

Our VTS platform technology enables systemic administration of gene therapy to either destroy or promote angiogenic blood vessels. Beyond VB-111, we have generated additional product candidates which utilize the same vector and promoter as in VB-111, yet comprise alternative functional transgenes. VB-511 is an anti-angiogenic candidate, while VB-211 and VB-411 are pro-angiogenic candidates that may be employed for ischemic conditions like peripheral vascular disease. All three candidates have demonstrated pre-clinical activity and are ready for toxicology.

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

VB-201

Our lead Lecinoxoid-based compound, VB-201, was designed as an oral agent for the control of chronic inflammatory disorders. It was clinically developed for psoriasis and ulcerative colitis, however, our recent Phase 2 data do not support further development for these indications. We believe that VB-201 may still have potential in other disorders in which TLR-2 and TLR-4 or monocytes play a role. In this regard, in April 2016, we announced a scientific publication of preclinical findings demonstrating that VB-201, and its next-generation derivative VB-703, can inhibit Non-Alcoholic Steatohepatitis, or NASH, and liver fibrosis in a murine NASH model.

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

VB-201 inhibits the CD-14/TLR4 and TLR2 pathways as well as monocyte migration. Using an external CRO, we studied VB-201 in a mouse model of NASH and found that while treatment with VB-201 did not reduce steatosis, it significantly decreased liver lobular inflammation and liver fibrosis compared to vehicle treated mice. Furthermore, in April 2017, we presented findings of a post-hoc, hypothesis-driven analysis of data from completed Phase 2 studies with VB-201, indicating that VB-201 may reduce certain liver enzymes in blood samples from treated patients, in a time-dependent and dose-dependent manner.

Beyond VB-201, we have developed second and third generations of Lecinoxoid product candidates. Our results highlight the potential of some of these molecules, such as VB-703, a third generation candidate whose IP life-cycle can extend to the mid-2030s. In May 2015, at the DDW conference, we presented that VB-703 inhibits liver fibrosis by blocking TLR4 signaling pathways.

Recent preclinical studies which we performed also demonstrate activity of VB-201 and VB-703 in a rat model of renal fibrosis. Renal fibrosis is a direct consequence of the kidney’s limited capacity to regenerate after injury. Renal scarring results in a progressive loss of renal function, ultimately leading to end-stage renal failure and a requirement for dialysis or kidney transplantation.

Our lead Lecinoxoid molecule, VB-201, is a Phase-2 ready oral molecule which has demonstrated tolerability in > 600 patients and proof-of-concept in a Phase 2 study for vascular inflammation. Our next-generation molecule VB-703, offers long IP lifecycle with demonstrated activity in liver and renal fibrosis models.

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

Accordingly, in March 2019, we announced a strategic exclusive option license agreement with one of the world-leading European animal health companies, for the development of VB-201 for veterinary use. Under terms of the agreement, we have granted an exclusive option license to explore the potential of VB-201 for animal health indications. In exchange, we are receiving an undisclosed up-front payment, and are entitled to receive additional development milestone payments. Upon exercising the option to license, we will receive additional milestones and royalties on net sales, which may exceed €50 million over the course of the license term. We retain the VB-201 rights for treatment of humans, worldwide.

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

Since many of the receptors involved in regulation of immune cell migration are also utilized by cancer cells in the process of dissemination through the body and formation of metastases, we asked whether MOSPD2 plays a role in this setting as well. We found that MOSPD2 was detected in the majority of cancerous organs, including colon, esophagus, liver and breast. In a manuscript published in the International Journal of Cancer as well as in scientific conferences, we showed that MOSPD2 is required for the migration and invasion of breast cancer cells in vitro, and that it promotes breast cancer cell metastasis in vivo. Given the specificity of MOSPD2 expression and its highly elevated expression in tumors, we believe MOSPD2 can serve as a novel mechanism for targeting of tumor cells.

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

Based on these findings, our approach is to utilize MOSPD2 as a target for attacking the tumor cells in the treatment of late-stage breast cancer and other tumor types. To this end, we are developing bi-specific antibodies that aim to induce killing of MOSPD2-positive tumors cells through binding and activation of T-cells. We have presented proof-of-concept for this approach at the AACR conference in April 2018 using a BiTE antibody, and are currently advancing our lead bi-specific candidates towards an IND filing.

Classical mAbs for Inflammatory Indications

Our data show, that MOSPD2 which is predominantly expressed on the surface of human monocytes, is essential for their migration. By inhibiting this protein, we seek to block this migration of monocytes to sites of inflammation, and accordingly to reduce inflammation and tissue damage.

At the ECTRIMS 2018 meeting, we presented the critical role of MOSPD2 in the development of multiple sclerosis, and its potential as a novel target for treatment of inflammation in the Central Nervous System (or CNS) and other organs. One of the key cell types that causes inflammation in MS is the monocyte. In MS, monocytes that circulate in the peripheral blood infiltrate into the CNS and play a key role in the inflammatory process, particularly through damaging the myelin coating which protects the nerve fibers, therefore leading to acute neurological symptoms. Using MOSPD2 knockout mice, our data show that MOSPD2 was critical for the development of the disease in the experimental autoimmune encephalomyelitis (or EAE) model for MS, as knockout mice essentially do not develop the disease. Furthermore, we developed proprietary monoclonal antibodies against MOSPD2 that successfully prevented development of EAE, and were also effective in treatment of the animals after the neurological symptoms had already appeared. These data suggest that MOSPD2 is a critical path in MS.

In February 2019, we presented additional data implicating the potential of our VB-600 platform of antibodies targeting MOSPD2 for treatment of NASH and RA.

Data presented at Keystone symposia in February 2019 showed that mice in which the MOSPD2 gene was knocked out had minimal or no disease in the collagen antibody-induced arthritis model for RA. Knockout of MOSPD2 also lead to significant reduction in liver fibrosis in a high-fat-high-carbohydrate model for NASH. Collectively, these data point to MOSPD2 as a key pathway through which the body is recruiting monocytes to specific sites of inflammation. Accordingly, we believe that antibodies targeting MOSPD2 have potential for treatment of various inflammatory indications. We have a service agreement with Thermo Fisher, one of the leading CMOs in the antibody field, for GMP-grade production of our lead candidate VB-601 in a scale sufficient for toxicology and early human clinical trials.

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

Patents

As of January 6, 2020, we had 243 granted patents and 25 applications pending worldwide for our oncology program and VTS platform technology and 141 granted patents and 19 patent applications pending worldwide for our anti-inflammatory program and Lecinoxoid family of compounds. For our MOSPD2 programs in oncology and immune/inflammation, we had 19 applications pending worldwide. Our lead VTS asset, VB-111, is covered by US granted patent extending to 2033 before any extensions. Our lead Lecinoxoid, VB-201, is protected by US granted composition-of-matter patent extending to 2027 before any extensions. In addition, we have pending patent applications covering use of VB-201, VB-703 and additional Lecinoxoid for NASH and fibrosis indications that may extend, if granted, to the 2030s.

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

In October 2017, we announced the opening of our new gene therapy manufacturing plant in Modiin, Israel. This plant will be the commercial facility for production of the Company’s lead product candidate, ofranergene obadenovec (VB-111), if approved. The site design enables modular expansion of the manufacturing capacity, to supply growing demand following commercialization. The Modiin facility shall also enable us to comply with the restrictions of the Research Law and our undertaking to the OCS that an essential portion of our VB-111 production, and in any event not less than the majority of VB-111 production, will remain in Israel. In July 2019, our facility was certified by a European Union (EU) Qualified Person (QP) as being in compliance with EU Good Manufacturing Practices (GMP). In November 2019 our facility was awarded by the Israeli Ministry of Health the Certificate of GMP Compliance of a Manufacturer.

Employees

As of March 1, 2020, we employed 38 employees, including 30 in research and development, and 8 in general and administrative positions, and of which 12 employees have either MDs or PhDs. All of our employees are located in Israel. We believe our employee relations are good.

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

Property

Our corporate headquarters and research facilities are currently located in Modi’in, Israel, where we lease an aggregate of approximately 21,500 square feet of office and laboratory space, pursuant to a lease agreement that expires in May 2024. This facility additionally houses our clinical development, clinical operations, regulatory and management functions, as well as our local biological drugs manufacturing facility.

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

The audited financial statements for the years ended December 31, 2019, 2018 and 2017 and as of December 31, 2019 and 2018 in this Annual Report have been prepared in accordance with IFRS as issued by the IASB. None of the financial information in this Annual Report has been prepared in accordance with U.S. GAAP.

Overview

We are a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for areas of unmet need in cancer and immune/inflammatory indications. We have developed three platform technologies: a gene-therapy based technology for targeting newly formed blood vessels with focus on cancer, an antibody-based technology targeting MOSPD2 for immuno-oncology and anti-inflammatory applications, and the Lecinoxoids, a family of small-molecules for chronic immune-related indications.

Our main program in oncology is based on our proprietary Vascular Targeting System, or VTS, platform technology, which we believe will allow us to develop product candidates for multiple oncology indications. The VTS technology utilizes genetically targeted therapy to destroy newly formed, or angiogenic, blood vessels. By utilizing a viral vector as a delivery mechanism, the VTS platform can also lead to induction or enhancement of a localized anti-tumor immune response, thereby turning immunologically ‘cold’ tumors ‘hot’.

Our lead product candidate, VB-111 (ofranergene obadenovec), is a gene-based biologic that we are developing for solid tumor indications, and which we have advanced to programs for ovarian cancer, recurrent glioblastoma, or rGBM, an aggressive form of brain cancer, and thyroid cancer. We have obtained fast track designation for VB-111 in the United States for prolongation of survival in patients with glioblastoma that has recurred following treatment with standard chemotherapy and radiation. We have also received orphan drug designation for GBM in both the United States and Europe. VB-111 has also received an orphan designation for the treatment of ovarian cancer by the European Commission.

In June 2019, we reported final results from a Phase 1/2 clinical trial of VB-111 for recurrent platinum-resistant ovarian cancer. Data demonstrated a median overall survival (OS) of 498 days in the VB-111 therapeutic-dose arm, versus 172.5 days in the low-dose arm (p=0.03). 58% of evaluable patients treated with the therapeutic dose of VB-111 had a GCIG CA-125 response. VB-111 activity signals were seen despite unfavorable prognostic characteristics (48% platinum refractory disease and 52% previous treatment with anti-angiogenics). There was a trend for favorable survival in patients who had CA-125 decrease >50% in the VB-111 therapeutic-dose arm (808 vs. 351 days; p=0.067) implicating CA-125 as a potentially valuable biomarker for response to VB-111. Post treatment fever was also associated with a signal for improved survival (808 vs. 479 days; p=0.27).

Our OVAL Phase 3 potential registration study of VB-111 in platinum resistant ovarian cancer was launched in December 2017 and is conducted in collaboration with the GOG Foundation, Inc., a leading organization for research excellence in the field of gynecologic malignancies. An interim analysis in the OVAL study is expected in the first quarter of 2020.

In a Phase 2 study for rGBM, patients who were primed with VB-111 monotherapy that was continued after progression with the addition of bevacizumab (Avastin®) showed significant survival (414 vs 223 days; HR 0.48; p=0.043) and progression free survival (PFS) advantage (90 vs 60 days; HR 0.36; p=0.032) compared to a cohort of patients that had limited exposure to VB-111 (Brenner et al., Neuro Oncol. 2019). Radiographic responders to VB-111 exhibited specific imaging characteristics related to its mechanism of action. Survival advantage was also seen in comparison to historic controls, with the percentage of patients living more than one year doubling from 24% to 57%.

Our Phase 3 GLOBE study in rGBM compared upfront concomitant administration of VB-111, without priming, and bevacizumab to bevacizumab monotherapy. The study, which enrolled a total of 256 patients in the US, Canada and Israel was conducted under a special protocol assessment, or SPA, agreement with the U.S. Food and Drug Administration, or FDA, with full endorsement by the Canadian Brain Tumor Consortium (CBTC). In this modified regimen, the treatment did not improve overall survival (OS) and PFS outcomes in rGBM. Study results (Cloughesy et al. Neuro Oncol. 2019 Dec 17) attribute the contradictory outcomes between the Phase 2 and Phase 3 trials as being related to the lack of VB-111 monotherapy priming in the GLOBE study, providing clinical, mechanistic and radiographic support for this hypothesis. Notably, GLOBE data show improved outcomes associated with a post VB-111 fever reaction, similar to outcomes from previous VB-111 studies, providing support that fever is a potential biomarker for better survival with VB-111, secondary to the drug’s immunologic mechanism of action. No new safety concerns associated with VB-111 have been identified in the study. We do not think that results of the GLOBE study will necessarily have implications on the prospects for VB-111 in other regimens or tumor types.

Based on the understanding that study regimen may be a key factor for VB-111 efficacy in rGBM, an IND application for an investigator-sponsored randomized controlled study of VB-111 in rGBM patients has gone into effect with the FDA. The new study, sponsored by Dana-Farber Cancer Institute in collaboration with a group of top neuro-oncology US medical centers, will investigate neo-adjuvant and adjuvant treatment with VB-111 in rGBM patients undergoing a second surgery. Launch of the study is expected in the first half of 2020.

In February 2020, we announced the launch of a phase 2 clinical trial of VB-111 in combination with nivolumab (Opdivo®), an immune checkpoint inhibitor, in the treatment of metastatic colorectal cancer. Under a Cooperative Research and Development Agreement (CRADA) between VBL and the National Cancer Institute (NCI), NCI will serve as the IND sponsor for this study. IND application for the study has been approved by the FDA. This new study will investigate if priming with VB-111 can drive immune cells into the tumor and turn the colorectal tumor from immunologically ‘cold’ to ‘hot’. The addition of nivolumab to VB-111 may further boost the anti-tumor immune response.

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

As of December 31, 2018, we had studied VB-111 in over 300 patients and have observed it to be well-tolerated. In December 2015, we have been granted a US composition of matter patents that provides intellectual property protection for VB-111 in the US until October 2033 before any patent term extension.

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

We are also developing two independent platforms of proprietary monoclonal antibodies targeting a novel therapeutic target called MOSPD2. For immune/inflammatory applications, we are developing classical antibodies to inhibit MOSPD2 on immune myeloid cells. For oncology indications, we are developing bispecific monoclonal antibodies aimed to target tumor cells that express MOSPD2. In January 2017, we reported that targeting of MOSPD2 inhibits chemotaxis of monocytes and neuropils. In 2018, we published a manuscript showing that MOSPD2 can play a major role in breast cancer cell migration and metastasis, and that targeting MOSPD2 may be employed to prevent the spreading of breast cancer cells. We also presented proof-of-concept data demonstrating antibody-mediated killing of MOSPD2-expressing cancer cells. We believe that targeting of MOSPD2 may have several therapeutic applications, including inhibition of monocyte migration in chronic inflammatory conditions, inhibition of tumor cell metastases and targeting of MOSPD2-expressing tumor cells. We are developing our “VB-600 series” of pipeline candidates towards inflammatory and oncology applications and expect to present additional findings in scientific conferences and publications.

In October 2017, we announced the opening of our new gene therapy pharmaceutical grade manufacturing plant in Modiin, Israel. The facility was established to support the commercial supply of VB-111 for the first indication, if approved. The Modiin facility is the first commercial-scale gene therapy manufacturing facility in Israel and currently one of the largest gene-therapy designated ones in the world (20,000 sq. ft.). In July 2019, our facility was certified by a European Union (EU) Qualified Person (QP) as being in compliance with EU Good Manufacturing Practices (GMP). In November 2019 our facility was awarded by the Israeli Ministry of Health the Certificate of GMP Compliance of a Manufacturer.

In November 2017, we signed an exclusive license agreement with NanoCarrier Co., Ltd. (TSE Mothers:4571) for the development, commercialization, and supply of VB-111 in Japan. VBL retains rights to VB-111 in the rest of the world. Under terms of the agreement, VBL has granted NanoCarrier an exclusive license to develop and commercialize VB-111 in Japan for all indications. VBL will supply NanoCarrier with VB-111, and NanoCarrier will be responsible for all regulatory and other clinical activities necessary for commercialization in Japan. Under the agreement, VBL is entitled to receive greater than $100 million in development and commercial milestone payments, in addition to tiered royalties on net sales in the high-teens

We commenced operations in 2000, and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our VTS, MOSPD2 and Lecinoxoid platform technologies and developing our product candidates, including conducting pre-clinical studies for all three technologies and clinical trials of VB-111 and VB-201. To date, we have funded our operations through private sales of preferred shares, a convertible loan, public offering, revenues from licensing agreements and grants from the Israeli Office of Chief Scientist, or OCS, which has later transformed to the Israeli Innovation Authority, or IIA, under the Israel Encouragement of Research and Development in Industry, or the Research Law. We have no products that have received regulatory approval and accordingly have never generated regular revenue streams from sales of our products. Since our inception and through December 31, 2019, we had raised an aggregate of $253.2 million to fund our operations, of which $113.4 million was from sales of our equity securities, $40.5 from our initial public offering, or IPO, $15 million from a November 3, 2015 underwritten offering, approximately $24.0 million from a June 7, 2016 registered direct offering, $17.9 million from a November 16, 2017 underwritten offering, $15.5 million from a June 27, 2018 registered direct offering and $26.9 million from IIA grants.

Since inception, we have incurred significant losses. For the years ended December 31, 2019, 2018 and 2017, our loss was $19.5 million, $20.5 million, and $10.1 million, respectively. We expect to continue to incur significant expenses and losses for at least the next several years. As of December 31, 2019, we had an accumulated deficit of $208.1 million. Our losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, the receipt of payments under any future collaborations we may enter into, and our expenditures on other research and development activities.

As of December 31, 2019, we had cash, cash equivalents, short-term bank deposits and restricted bank deposits of $37.0 million. To fund further operations, we may need to raise additional capital. We may seek to raise more capital to pursue additional activities, which may be through a combination of private and public equity offerings, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when we specifically need it or may not be available on terms that are favorable to us. As of March 1, 2020, we had 38 employees.

Financial Overview

Revenues and Cost of Revenues

To date, we have generated cumulative revenues of approximately $15.0 million revenue from an exclusive license agreement for the development, commercialization, and supply of ofranergene obadenovec (“VB-111”) in Japan for all indications and an option to license agreement for the development of VB-201 for animal healthcare worldwide. The generated revenues comprises upfront and milestone payments. The cost of revenues associated with these payments was approximately $0.7 million to Tel Hashomer for a 2% consideration that was received for granting a license or similar rights to this intellectual property. We do not expect to receive any other revenue from any product candidates that we develop unless and until we obtain regulatory approval and commercialize our products, meet regulatory milestones in relation to our existing collaborative agreements or enter into new collaborative agreements with third parties.

Research and Development Expenses

Research and development expenses consist of costs incurred for the development of our three platform technologies and our product candidates. Those expenses include:

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

Research and development activities are the primary focus of our business. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. Our research and development expenses may increase in absolute dollars in future periods as we continue to invest in research and development activities related to the development of our platform technologies and product candidates. In particular, our research and development expenses may increase as we develop VB-111 beyond ovarian cancer, and continue its clinical development in other oncology indications. In addition, our research and development expenses may increase as we develop our VB-600 series of product candidates.

Research expenses are recognized as incurred. An intangible asset arising from the development of our product candidates is recognized if certain capitalization conditions are met. As of December 31, 2019, we did not have any capitalized development costs.

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

We have received grants from the IIA as part of the research and development programs for our VTS and Lecinoxoid platform technologies. The requirements and restrictions for such grants are found in the Research Law. These grants are subject to repayment through future royalty payments on any products resulting from these research and development programs, including VB-111 and VB-201. Under the Research Law, royalties of 3% to 3.5% on the revenues derived from sales of products or services developed in whole or in part using these IIA grants are payable to the Israeli government. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest generally equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The total gross amount of grants actually received by us from the IIA, including accrued LIBOR interest as of December 31, 2019 and 2018, totaled $33.4 million and $29.9 million, respectively.

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

Financial expenses primarily consist of calculated interest expenses from our lease liabilities and gains and losses due to fluctuations in foreign currency exchange rates.

Taxes on Income

We have not generated taxable income since our inception, and had carry forward tax losses as of December 31, 2019 of $181.1 million. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

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

Revenue recognition

With respect to the License Agreement, the Company used its judgement in the following main issues:

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

Share-Based Compensation

With respect to grants to employees, the value of the labor services received from them in return is measured on the date of grant based on the fair value of the equity instruments granted to the employees.

The Company’s management estimates the fair value of the options granted to consultants based on the value of services receivable over the vesting period of the applicable options.

The value of the transactions, measured as aforesaid, is expensed over the period during which the right of the employees and non-employees to exercise or receive the underlying equity instruments vests; commensurate with every periodic recognition of the expense, a corresponding increase is recorded to additional paid in capital, included under the Company’s equity (see also note 11).

Clinical trial accruals

Clinical trial expenses are charged to research and development expense as incurred. The Company accrues for expenses resulting from obligations under contracts with clinical research organizations (CROs). The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided. The Company’s objective is to reflect the appropriate trial expense in the financial statements by matching the appropriate expenses with the period in which services and efforts are expended. As of December 31, 2019, the company had clinical accruals in the amount of approximately $2.0 million.

Lease

In determining the lease term, we considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options are only included in the lease term if the lease is reasonably certain to be extended. At initial recognition of lease liability, we used incremental borrowing rate, which is the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Results of Operations

Comparison of Years Ended December 31, 2019, 2018 and 2017

				2019 Increase		2018 Increase
	Year ended December 31,			(Decrease)		(Decrease)
	2019	2018	2017	$	%	$	%

Revenues	$562	585	13,864	$(23)	-4%	$(13,279)	-96%
Cost of Revenues	(163)	(235)	(340)	72	-31%	105	-31%
Gross profit	399	350	13,524	49	14%	(13,174)	-97%
Expenses:
Research and development, gross	$18,171	$17,955	$19,959	$216	1%	$(2,004)	-10%
Government grants	(2,701)	(2,015)	(2,189)	(686)	34%	174	-8%
Research and development, net	$15,470	$15,940	$17,770	$(470)	-3%	$(1,830)	-10%
General and administrative	4,943	5,220	5,847	(277)	-5%	(627)	-11%
Marketing	-	397	562	(397)	100%	(165)	-29%
Operating loss	20,014	21,207	10,655	(1,193)	-6%	10,552	99%
Financial expense (income), net	(557)	(749)	(517)	192	-26%	(232)	45%
Loss for the year	$19,457	$20,458	$10,138	$(1,001)	-5%	$(10,320)	102%

Revenues.

On November 3, 2017 the Company entered into an exclusive license agreement with NanoCarrier Co., Ltd. for the development, commercialization, and supply of ofranergene obadenovec (“VB-111”) in Japan for all indications and the option to license agreement for the development of VB-201 for animal healthcare worldwide in March 2019. In exchange, the Company received an up-front and a milestone payment of $17.0 million in aggregate, of which $13.9 million, $0.6 million, and $0.6 million was recognized in 2017, 2018, and 2019, respectively. We expect to recognize the balance during the coming 2-3 years.

Research and development expenses, net.

Research and development expenses are shown net of IIA grants. Research and development expenses, net for the year ended December 31, 2019 were $15.5 million, compared to $15.9 million for the year ended December 31, 2018 and $17.8 million for the year ended December 31, 2017, a decrease of $0.5 million or 3% and a decrease of $1.8 million, or 10%, respectively.

The decrease in research and development expenses, net, in 2019 was comprised of a decrease of approximately $0.8 million in share-based compensation costs, a decrease in internal manufacturing and facility expenses at our own new manufacturing facility of approximately $1.3 million for materials and maintenance, a decrease of $4.3 million in costs incurred for the Phase 3 pivotal trial of VB-111 in rGBM that was at its peak activity in 2017 and ended in 2018 and an increase in the amounts of IIA grants received of $0.7 million in 2019 for the VB-111 program, offset by an increase of about $5.2 million in 2019 in the expenses for the Ovarian Phase 3 trial and $1.3 million for further pipeline developments.

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

General and administrative expenses.

General and administrative expenses for the year ended December 31, 2019 were $4.9 million, compared to $5.2 million for the year ended December 31, 2018 and $5.8 million for the year ended December 31, 2017, a decrease of $0.3 million or 5%, and an decrease of $0.6 million or 11%, respectively. The decrease in 2019 is mainly due to lower share-based compensation.

The decrease in 2018 is mainly due to lower share-based compensation of approximately $0.6 million and lower bonuses (approximately $0.3 million), partially offset by increase in facility and other costs, mostly due to the move of the Company to the new site in Modiin.

Marketing expenses

No marketing expenses for the year ended December 31, 2019. Marketing expenses for the year ended December 31, 2018 were $0.4 million compared to $0.6 million for the year ended December 31, 2017 a decrease of $0.2 million or 29% respectively.

Financial expense (income), net.

Financial expense (income), net for the year ended December 31, 2019 was ($557) thousand, compared to ($749) thousand for the year ended December 31, 2018, and ($517) thousand for the year ended December 31, 2017, an increase of $192 thousand or 26%, and a decrease of $232 thousand or 45%, respectively. The increase in 2019 is mainly due less favorable exchange rate and additional interest recorded in relation to the IFRS 16 impact. The decrease in 2018 was mainly related to higher interest received due to more favorable interest rates and favorable exchange rates each year in comparison to its preceding year.

Liquidity and Capital Resources

Since our inception and through December 31, 2019, we have raised a total of $113.4 million from sales of our equity securities before the initial public offering, $40.5 million gross in our initial public offering ($34.9 million net), $15.0 million from a November 3, 2015 underwritten offering ($13.6 million net), $24.0 million from a June 7, 2016 registered direct offering ($21.9 million net), $17.9 million from a November 16, 2017 underwritten offering, $15.5 million from a June 27 registered direct offering and $26.9 million from IIA grants. Our primary uses of cash have been to fund working capital requirements and research and development, and we expect these will continue to represent our primary uses of cash. We intend to use our cash resources, together with the proceeds from the offerings described above, to advance clinical programs, working capital, and other general corporate purposes. We expect that our cash resources as of December 31, 2019 would provide sufficient funding for our operations into third quarter of 2021.

On May 17, 2019, we entered into an Equity Distribution Agreement with Oppenheimer & Co. Inc., or Oppenheimer to offer and sell from time to time its ordinary shares, NIS 0.01 par value, having an aggregate offering price of up to $15,000,000 through Oppenheimer acting as its agent and/or principal. For the year ended December 31, 2019, we sold an aggregate of 1,800 ordinary shares under our at-the-market equity facility. The total consideration amounted to $2 thousand, net of issuance costs. Since January 1, 2020 through March 15, 2020, we have sold an aggregate of 265,810 ordinary shares under our at-the-market equity facility. The total consideration amounted to $348 thousand, net of issuance costs.

Funding Requirements

At December 31, 2019, we had cash, cash equivalents, short-term bank deposits and restricted bank deposit of $37.0 million and working capital of $29.1 million. We expect that our cash and cash equivalents and short-term bank deposits will enable us to fund our operating expenses and capital expenditure requirements into third quarter of 2021. We are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the development of VB-111 and our other product candidates. Our future capital requirements will depend on many factors, including:

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

Cash Flows

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

	Year ended December 31,
	2019	2018	2017
		(in thousands)
Cash used in operating activities	$(12,697)	$(15,680)	$(3,821)
Cash generated from (used in) investing activities	(6,600)	24,733	(20,840)
Cash provided by financing activities	(757)	13,671	19,510
Net (decrease) increase in cash and cash equivalents	$(20,054)	$22,724	$(5,151)

Operating Activities

Cash used in operating activities for the year ended December 31, 2019 was $12.7 million and consisted of primarily net loss of $19.5 million arising primarily from research and development activities, partially offset by a net reduction of working capital of $2.6 million and net aggregate non-cash charges of $3.4 million, comprised mostly of share based compensation at fair value and depreciation.

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

Investing Activities

Net cash used in investing activities was $6.6 million for the year ended December 31, 2019. This was primarily due to the purchases of short-term bank deposits.

Net cash generated from investing activities was $24.7 million for the year ended December 31, 2018. This was primarily due to the maturity of short-term bank deposits offset by the purchases of Property Plant & Equipment in relation to the new Modiin facility.

Net cash used in investing activities was $20.8 million for the year ended December 31, 2017. This was primarily due to the purchases of short-term bank deposits and the purchases of Property Plant & Equipment in relation to the new Modiin facility.

Financing Activities

Net cash used in financing activities was $0.8 million for the year ended December 31, 2019 was the result of lease payments.

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

Contractual Obligations and Commitments

We have obligations to make future payments to third parties that become due and payable on the achievement of certain development, regulatory and commercial milestones, such as the start of a clinical trial, filing of an NDA, approval by the FDA or product launch, or royalties upon sale of products. We have not included these commitments on our statements of financial position or in the table above because the achievement and timing of these milestones is not fixed and determinable. These potential future commitments include:

●	Agreement with the Contact Research Organization (“CRO”). In January 2015, the Company entered into an agreement with a CRO according to which it will receive project management, clinical development and other related services from the CRO for the execution of the Phase 3 rGBM clinical trial study in consideration for up to $18.7 million. Additional expenses related to changes in the study and in the estimated services involved were agreed upon and are being negotiated with the CRO during the execution of the study. Through December 31, 2019, expenses in the total amount of $22.0 million were incurred.

●	Agreements with the Contact Research Organizations (“CROs”). In December 2017, the Company entered into agreements with a Contact Research Organizations (“CROs”) according to which it will receive project management, clinical development and other related services from the CROs for the execution of the Phase 3 study in platinum-resistant ovarian cancer in consideration for approximately $36.8 million. Through December 31, 2019, expenses in the total amount of $7.5 million were incurred.

●

Agreement with Tel Hashomer. On February 3, 2013, we entered into an agreement with Tel Hashomer-Medical Research, Infrastructure and Services Ltd., or Tel Hashomer, a private company whose purpose is to promote the welfare of the Sheba Medical Center, or the Hospital, and Prof. Dror Harats, our chief executive officer. The agreement with Tel Hashomer resolved claims of the Hospital regarding the ownership of certain inventions and patent rights owned by us and developed in part by Prof. Harats and other inventors who were engaged by us and by the Hospital in parallel. The agreement provided us with a waiver of rights by the Hospital and Tel Hashomer in connection with intellectual property developed by these inventors prior to the date of the agreement. In consideration for the waiver, we undertook to pay 1% of any net sales of any product covered by the intellectual property covered under the agreement, which includes all of our current product candidates, and 2% of any consideration that we receive for granting a license or similar rights to this intellectual property. Such amounts will be recorded as part of our cost of revenues. In addition, upon the occurrence of an exit event such as a merger, sale of all shares or assets or the closing of an initial public offering, we are required to pay to Tel Hashomer 1% of the proceeds received by us or our shareholders as the case may be. In November 2014, following the completion of our IPO, we paid to Tel Hashomer the amount of $0.4 million. In November 2017, we entered into a license agreement. For the cash payment received to date in this transaction, we paid Tel Hashomer an additional $742 thousand royalty and all other payment obligations under this agreement will expire once we have paid an aggregate sum of NIS 100 million (approximately $29 million) to Tel Hashomer by way of pay out, exit proceeds and licensing consideration. Amounts previously paid as royalties on any net sales will not be taken into account when calculating this aggregate sum.

●	Agreement with Janssen Vaccines & Prevention B.V. On April 15, 2011, we entered into a Commercial License Agreement with Janssen Vaccines & Prevention B.V., or Janssen, for incorporating the adenovirus 5 in VB- 111 and other drug candidates for cancer for consideration including the following potential future payments:

■	an annual license fee of € 100,000 ($138,000), continuing until the termination of the agreement, which will occur upon (i) the later of the expiration date of the last related patent or 10 years from the first commercial sale of VB-111 or (ii) the termination of the agreement by us, which is permitted, upon three months’ written advance notice to Janssen;

■	a milestone payment of € 400,000 ($450,000) upon receipt of the first regulatory approval for the marketing of the first indication for each product covered under the agreement; and

■	royalties of 0.5%-2.0% on net sales.

There are no limits or caps on the amount of potential royalties. Pursuant to the agreement, the Company has the right to terminate the agreement by giving Janssen Vaccines & Prevention B.V. three months’ written notice.

●	Participation by the IIA. We receive grants from the IIA, as part of the oncology and anti-inflammatory research and development programs. The requirements and restrictions for such grants are set forth in the Research Law. These grants are subject to repayment through future royalty payments on sales of any products resulting from these research and development programs, including VB-111 and VB-201. Under the Research Law, we are obligated to pay royalties of 3% to 3.5%. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest generally equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The total gross amount of grants actually received by us from the IIA as of December 31, 2019 totaled approximately $26.9 million, and the balance of the principal and interest in respect of our commitments for future payments to the IIA totaled approximately $33.4 million license agreement. To date, we have paid the IIA in relation to our licenses agreement royalties of approximately $0.5 million.

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

Safe Harbor

See “Cautionary Note Regarding Forward-Looking Statements” in the introduction to this Annual Report.

Item 6. Directors, Senior Management and Employees

Executive Officers and Directors

The following table sets forth certain information relating to our executive officers and directors, including their ages as of February 1, 2020. Unless otherwise stated, the address for our directors and executive officers is c/o Vascular Biogenics Ltd., 8 Hasatat St. Modiin, Israel.

Name	Age	Position
Executive Officers and Director
Dror Harats (3)	63	Chief Executive Officer and Director
Amos Ron	64	Chief Financial Officer and Company Secretary
Erez Feige	46	Vice President, Business Operations
Tami Rachmilewitz	50	Vice President, Clinical Development
Eyal Breitbart	53	Vice President, Research and Operations
Naamit Sher	65	Vice President, Drug Development
Ayelet Horn	49	General Counsel
Non-Executive Directors
Bennett M. Shapiro (1)(3)(4)	80	Chairman and Director
Ruth Arnon (1)(4)	87	Director
Ruth Alon (2)(3)(4)	68	Director
Ron Cohen (1)(4)	64	Director
Susan L. Kelley (3)(4)	65	Director
David Hastings (2)(4)	58	Director
Shmuel (Muli) Ben Zvi (2)(4)	59	Director

(1)	Member of the compensation committee.
(2)	Member of the audit committee.
(3)	Member of the nominating and corporate governance committee.
(4)	Independent director under the rules of the NASDAQ Stock Market.

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

Ruth Alon has served on our board of directors since March 2010. Ms. Alon is currently the founder and CEO of Medstrada. Since 1997 and until December 24, 2016, Ms. Alon has served as a general partner in Pitango Venture Capital. Prior to her tenure at Pitango, Ms. Alon held senior positions with Montgomery Securities from 1981 to 1987, Genesis Securities, LLC from 1993 to 1996, and Kidder Peabody & Co. from 1987 to 1993, and managed her own independent consulting business in San Francisco in the medical devices industry from 1995 to 1996. Ms. Alon was the founder and Chairperson of Israel Life Science Industry, a not-for-profit organization representing the mutual goals of the then approximately 1000 Israeli life science companies. She was also the co-founder of the Israeli Advanced Technology Industries (IATI), an umbrella organization of the hi-tech and life sciences industries in Israel, which includes venture capital funds, R&D centers of multinational corporations and others. Ms. Alon has a B.A. in Economics from the Hebrew University of Jerusalem, Israel, an M.B.A. from Boston University, and an M.S. from the Columbia University School of Physicians and Surgeons. We believe Ms. Alon is qualified to serve on our board of directors because of her extensive business and industry background, as well as her experience as a seasoned investor.

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

Dr. Susan L. Kelley, M.D. joined our board in January 2018. Dr. Kelley is a medical oncologist with extensive experience in drug development and commercialization. Dr. Kelley worked with Bristol-Myers Squibb in Oncology and Immunology drug development from 1987 to 2001. From 2001 to 2008, Dr. Kelley worked with Bayer Healthcare Pharmaceuticals as Vice President, Global Clinical Development and Therapeutic Area Head - Oncology. From 2008 to 2011, she was Chief Medical Officer of the Multiple Myeloma Research Consortium. Dr. Kelley served as a member of the Board of Directors of ArQule from 2011-2020, at Alchemia, Ltd from 2013-2015, and at Immune Design from 2016-2019. She is currently a Director at Daré Bioscience (formerly Cerulean Pharmaceuticals) and Deciphera Pharmaceuticals, both publicly-traded, US-based biotechnology companies. Susan Kelley received her M.D. from Duke University School of Medicine and completed oncology training at the Dana-Farber Cancer Institute in Boston. She was also a Fellow in Medical Oncology and Pharmacology at Yale University School of Medicine. We believe Dr. Kelley is qualified to serve on our board of directors because of her extensive industry background.

David Hastings joined our board in January 2018. Mr. Hastings has more than 20 years of finance, accounting and operations experience in the bio-pharmaceutical industry. Mr. Hastings joined Arbutus BioPharma in June 2018 and currently serves as its Chief Financial Officer. Mr. Hastings previously served as the Chief Financial Officer and Executive Vice President of Incyte Corporation from 2003 until 2014. During this time, Mr. Hastings oversaw all financial aspects as Incyte transitioned from research and development to commercialization, following the launch of Jakafi®(ruxolitinib). Mr. Hastings also previously served as Vice President, Chief Financial Officer and Treasurer of ArQule Inc. During his tenure at ArQule, he played an important role in ArQule’s transition into a drug discovery and development organization, and in two strategic acquisitions, including the purchase of Cyclis Pharmaceuticals Inc. Prior to that, Mr. Hastings was with Genzyme Corporation as its Vice President and Corporate Controller, and with Sepracor, Inc. where he was Director of Finance. Most recently, Mr. Hastings served as the Chief Financial Officer and Senior Vice President of Unilife Corporation (a medical device company) from 2015 to 2017 and as its Chief Accounting Officer and Treasurer from 2016 to 2017. He is a member of the Board Director of SCYNEXIS, Inc. and Entasis, Inc. and chairs their Audit Committees. We believe Mr. Hastings is qualified to serve on our board of directors because of his extensive financial and business background.

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

Advisory Boards

We established an advisory board with specific expertise in oncology. In addition, we have an advisory board comprised of industry experts with significant experience in the pharmaceutical industry.

Head of Scientific Advisory Board – Susan L. Kelley, M.D.

Oncology Experts

Glioblastoma (GBM)

Andrew J. Brenner, MD, PhD, The University of Texas Health Science Center

Nicholas Butowski, MD, University of California

Timothy Cloughesy, MD, UCLA

Patrick Y. Wen, MD, Dana-Farber Cancer Institute

Ovarian Cancer

Angeles Alvarez Secord, MD, Duke University

Rebecca C. Arend, MD, University of Alabama at Birmingham

Robert A. Burger, MD, University of Pennsylvania

Thomas Herzog, MD, University of Cincinnati Cancer Institute

Jonathan A. Ledermann, MD, UCL Cancer Institute

Bradley J. Monk, MD, FACS, FACOG, Univ. of Arizona& Creighton Univ.

Kathleen Moore, MD, University of Oklahoma Health Sciences Center

Richard T. Penson , MD, MRCP, Massachusetts General Hospital

Ronnie Shapira-Frommer, MD, Sheba Medical Center

Krishnansu S. Tewari, MD, University of California

Thyroid Cancer

Keith Bible, MD, PhD, Mayo Clinic Cancer Center

Additional Experts

Ronald Goldblum, M.D.

Bonnie Goldman, M.D.

Melanie Hartsough, PhD

Rachel W. Humphrey, M.D.

Iftekhar Mahmood, Ph.D

David Smolin, Ph.D.

Compensation of Executive Officers and Directors

The aggregate compensation paid by us to our current directors and executive officers, including share based compensation, for the year ended December 31, 2019, was $3.7 million. This amount includes any amounts set aside or accrued to provide pension, severance, retirement, annual leave and recuperation or similar benefits or expenses. It does not include any business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel. The above also includes the provision for bonuses for the year ended December 31, 2018 in the amount of $0.4 million. As of December 31, 2019, options and RSU’s to purchase an aggregate of 4,326,655 ordinary shares granted to our directors and executive officers were outstanding under the Employee Share Ownership and Option Plan (2000), or the 2000 Plan, and the Employee Share Ownership and Option Plan (2011), or the 2011 Plan, and the Employee Share Ownership and Option Plan (2014), or the 2014 Plan at a weighted average exercise price of $2.48 per share.

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

The duties of the compensation committee include the recommendation to our board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and will need to be brought every three years for approval by the company’s shareholders, which approval requires what we refer to as a special majority. A special majority approval requires shareholder approval by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement; or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights. On December 30, 2019, our shareholders approved our compensation policy for an additional three-year term.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Dr. Shapiro, Dr. Cohen, Dr. Kelley, Dr. Arnon, and Prof. Harats and is chaired by Dr. Shapiro. Each of the members of our nominating and corporate governance committee, except for Prof. Harats are independent under the listing requirements of The NASDAQ Global Market.

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

Employees

As of March 1, 2020, we employed 38 employees, including 30 in research and development, and 8 in general and administrative positions, and of which 12 employees have either MDs or PhDs. All of our employees are located in Israel. We believe our employee relations are good.

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

As of March 1, 2020, our directors and executive officers hold, in the aggregate, options, warrants and RSU’s outstanding for 4,358,587 ordinary shares. These options have an average exercise price of $2.47 per share and have expiration dates generally twenty years after the grant date of the option.

2,315,692 options and warrants are exercisable as of March 1, 2020 and have a weighted average exercise price of $3.11 per share.

Equity Compensation Plans

The 2000 Plan, the 2011 Plan and the 2014 Plan, allow us to grant options to purchase our ordinary shares to our directors, officers, employees, consultants, advisers and service providers. The option plans are intended to enhance our ability to attract and retain desirable individuals by increasing their ownership interests in us. We no longer intend to grant options under the 2000 Plan or the 2011 Plan, and the remaining shares reserved for future grants under the option plans will constitute the initial share reserve for the 2014 Plan. Additionally, upon the expiration of options granted under the 2000 Plan or the 2011 Plan, the ordinary shares underlying such expired options will increase the pool reserved for allocation under the 2014 Plan. As of March 1, 2020, we had reserved an aggregate of 8,317,838 ordinary shares under the option plans. As of March 1, 2020, options to purchase an aggregate of 6,341,397 ordinary shares were outstanding and options to purchase 650,993 ordinary shares had been exercised.

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

Employee Share Ownership and Option Plan (2014)

In June 2014, we adopted and obtained shareholder approval for our 2014 Plan and the U.S. Appendix thereto. The 2014 Plan provides for the grant of options, restricted shares, restricted share units and other share- based awards to our directors, employees, officers, consultants, advisors and service providers, among others and to any other person whose services are considered valuable to us. Following the approval of the 2014 Plan by the Israeli tax authorities, we will only grant options or other equity incentive awards under the 2014 Plan, although previously-granted options and awards will continue to be governed by our 2000 Plan and 2011 Plan. The initial reserved pool under the 2014 Plan was 928,288 ordinary shares, and was adjusted as set forth in the 2014 Plan, including an automatic annual increase on January 1 of each year such that the number of shares issuable under the 2014 Plan will equal 4% of our issued and outstanding share capital on a fully diluted basis on each such January 1, or a lesser number of shares determined by the board of directors. As of March 1, 2020, the outstanding reserved pool under the 2014 Plan stands on 1,976,441.

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

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of December 31, 2019 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 36,148,738 ordinary shares outstanding as of March 1, 2020.

According to our transfer agent, as of February 14, 2020 there were 12 record holders of our ordinary shares, of which two record holders were located in the United States. None of our shareholders has different voting rights from other shareholders.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned. Unless otherwise indicated, the address of each beneficial owner is c/o Vascular Biogenics Ltd., 8 HaSatat St., Modi’in, Israel 7178106.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ownership
5% Shareholders
Thai Lee Family Trust	5,447,811	15.07%
Aurum Ventures M.K.I. Ltd (1)	4,299,377	11.89%
Nira Gonczarowski (2)	2,168,337	6.00%
Executive Officers and Directors
Dr. Bennett M. Shapiro (3)	365,372	1.00%
Prof. Dror Harats (4)	1,811,080	4.86%
Prof. Ruth Arnon	-	*
Ms. Ruth Alon	-	*
Dr. Ron Cohen	-	*
Dr. Susan L. Kelley	-	*
David Hastings	-	*
Dr. Shmuel (Muli) Ben Zvi	-	*
Mr. Amos Ron	-	*
Dr. Erez Feige	-	*
Dr. Eyal Breitbart	-	*
Dr. Naamit Sher	-	*
Dr. Tamar Rachmilewitz	-	*
Adv. Ayelet Horn	-	*
All directors and executive officers as a group (5)	3,140,921	8.17%

*	Less than 1%

(1)	Consists of 4,299,377 shares held by Aurum Ventures M.K.I. Ltd. Voting and investment power over such shares are vested with Mr. Morris Kahn, who controls Aurum Ventures M.K.I. Ltd. As such, Mr. Kahn may be deemed to have beneficial ownership over our shares held by Aurum Ventures M.K.I. Ltd. The address of Aurum Ventures M.K.I. Ltd. is 16 Abba Hillel Silver Rd., Ramat Gan, 5250608, Israel.

(2)	Consists of 1,503,779 shares held directly by the estate of Ms. Nira Gonczarowski and 664,558 shares held by D.S.N.I. Investments Ltd. The shares held by D.S.N.I. Investments Ltd. may be deemed to be beneficially owned Nira Gonczarowski.

(3)	Consists of (a) 24,440 outstanding shares held by Puretech Ventures LLC, which may be deemed to be beneficially owned by Bennett M. Shapiro, our chairman and a senior partner and chairman of Puretech Ventures LLC; (b) 42,808 outstanding shares held by Bennett M. Shapiro and Fredericka F. Shapiro, JTWROS; and (c) options to purchase 298,124 shares exercisable within 60 days of December 31, 2019 held by Bennett M. Shapiro.

(4)	Consists of (a) 686,801 outstanding shares held by or for Prof. Harats; (b) options to purchase 1,092,347 shares exercisable within 60 days of December 31, 2019; and (c) warrants exercisable for 31,932 shares within 60 days of December 31, 2019.

(5)	Consists of (a) options to purchase 2,283,760 shares exercisable within 60 days of December 31, 2019; (b) warrants exercisable for 31,932 shares within 60 days of December 31, 2019; and (c) 825,229 outstanding shares.

Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we are party since January 1, 2018.

On December 30, 2019, our shareholders approved the extension of our written compensation policy for an additional three-year term. We have adopted a written policy which provides that the approval of the audit committee is required to effect specified actions and transactions with our directors, executive officers and controlling shareholders, or in which such persons have an interest. See “Item 6. Directors, Senior Management and Employees-Approval of Related Party Transactions Under Israeli Law.” The term “controlling shareholder” means a shareholder with the ability to direct the activities of our company, other than by virtue of being an executive officer or director. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. For the purpose of approving transactions with controlling shareholders, as well as corporate approval of executive compensation, the term also includes any shareholder (or two or more shareholders having a personal interest in the same matter being brought for approval) that holds 25% or more of the voting rights of a company if the company has no shareholder that owns more than 50% of its voting rights. The transactions described below were entered into prior to the effectiveness of this policy.

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

Nasdaq Global Market

Our ordinary shares began trading on the Nasdaq Global Market under the symbol “VBLT” on October 1, 2014.

On March 13, 2020, the last reported sale price of our ordinary shares on the Nasdaq Global Market was $1.64 per share.

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

Quorum Requirements

Pursuant to our amended and restated articles of association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. As a foreign private issuer, the quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least 25% of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time or date if so specified in the notice of the meeting. At the reconvened meeting, any two or more shareholders present in person or by proxy shall constitute a lawful quorum.

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

Tax Benefits Under the 2017 Amendment

The 2017 Amendment introduced new benefits for income generated by a “Preferred Company” (as defined above) through its “Preferred Technology Enterprise” (as defined in the Investment Law) as of January 1, 2017. Pursuant to the 2017 Amendment, in 2017 and thereafter a Preferred Company is entitled to a reduced corporate tax rate of 12% with respect to its income derived by its Preferred Technology Enterprise unless the Preferred Enterprise is located in development zone A, in which case the rate will be 7.5%. It should be noted that the calculation of a Preferred Company’s Preferred Technology Enterprise income is based on a complex formula and the income not classified as such may be classified as Preferred Enterprise income or ordinary income depending on the circumstances. In addition, a Preferred Company must generally fulfill certain conditions to be eligible for Preferred Technology Enterprise status including, inter alia , an R&D expenses level of at least 7% of total revenues or NIS 75 million per year.

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

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders

A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the Company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli tax so long as, inter alia , such capital gains were not attributable to a permanent establishment that the non-resident maintains in Israel.

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

However, we believe that we were not a PFIC for our 2019 taxable year, but we expect that unless and until we generate sufficient revenue from active licensing and other non-passive sources and otherwise satisfy the asset test above, we will be treated as a PFIC in future taxable years.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of foreign currency exchange rates. Approximately 27% of our expenses in 2019 were denominated in New Israeli Shekels. Changes of 5% in the US$/NIS exchange rate will increase or decrease the operating expenses by up to 1%.

Foreign Currency Risk

Fluctuations in exchange rates, especially the NIS against the U.S. dollar, may affect our results, as some of our assets are linked to NIS, as are some of our liabilities. In addition, the fluctuation in the NIS exchange rate against the U.S. dollar may impact our results, as a portion of our operating costs are NIS denominated.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar at year end:

Period	%
Year ended December 31, 2019	(7.79)%
Year ended December 31, 2018	8.10%
Year ended December 31, 2017	(9.83)%

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

Not applicable

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

Our management, including our CEO and CFO, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of the Company’s internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the results of this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2019.

Report of the Independent Accounting Firm

This annual report does not include an attestation report of the Company’s registered public accounting firm because management’s report was not subject to attestation by our independent registered public accounting firm as a non-accelerated filer, we are exempt from this requirement.

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

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees billed by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Ltd., our independent registered public accounting firm:

	Year Ended December 31,
	2019	2018
	(in thousands)
Service rendered
Audit Fees (1)	$145.0	$135.0
Audit-Related Fees (2)	-	-
Tax Fees (3)	5.0	33.0
All Other Fees	-	-

Total	$150.0	$168.0

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide, including work regarding the public listing or offering during 2018 and 2019.
(2)	Audit related services relate to reports to the IIA.
(3)	Tax fees relate to tax compliance, planning and advice.

Our board of directors reviews and pre-approves all audit services and permitted non-audit services (including the fees and other terms) to be provided by our independent auditors.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

In the year ended December 31, 2019, neither we nor any affiliated purchaser (as defined in the Exchange Act) purchased any of our ordinary shares.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we have the option to follow certain Israeli corporate governance practices rather than those of NASDAQ, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices we are not following and describe the home country practices we follow instead. We rely on this “foreign private issuer exemption” with respect to the following NASDAQ requirements:

●	Quorum requirement. Under our articles of association and as permitted under the Companies Law, a quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares instead of 33 1 3 % of the issued share capital required under Nasdaq requirements.

Except as stated above, we comply with the rules generally applicable to U.S. domestic companies listed on NASDAQ. We may in the future elect to follow home country practices in Israel with regard to other matters, including the formation of compensation, nominating and corporate governance committees, separate executive sessions of independent directors and non-management directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).

Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on NASDAQ, may provide less protection than is accorded to investors under NASDAQ listing requirements applicable to domestic issuers. For more information, see “Item 3. Risk Factors- We are a “foreign private issuer” and intend to follow certain home country corporate governance practices, and our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NASDAQ corporate governance requirements. Additionally, we cannot be certain if the reduced disclosure requirements applicable to our status as a foreign private issuer, will make our ordinary shares less attractive to investors.” We will also be required to comply with Israeli corporate governance requirements under the Companies Law applicable to Israeli public companies such as us whose shares are also listed for trade on an exchange outside Israel.

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

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Vascular Biogenics Ltd. (the “Company”) as of December 31, 2019 and 2018, and the related statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 2(p) to the financial statements, the Company changed the manner in which it accounts for leases in 2019.

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

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
March 19, 2020	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company’s auditor since 2001.

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel,

P.O. Box 50005 Tel-Aviv 6150001 Telephone: +972 -3-7954555, Fax: +972 -3- 7954556, www.pwc.com/il

VASCULAR BIOGENICS LTD.

STATEMENTS OF FINANCIAL POSITION

		December 31
	Note	2019	2018
		U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents		$9,436	$29,347
Short-term bank deposits	5	27,100	21,135
Other current assets	13a	1,242	1,227
TOTAL CURRENT ASSETS		37,778	51,709

NON-CURRENT ASSETS:
Restricted bank deposits		506	-
Property and equipment, net	6	6,949	8,921
Right-of-use assets	7	3,088	-
Long-term prepaid expenses		300	48

TOTAL NON-CURRENT ASSETS		10,843	8,969

TOTAL ASSETS		$48,621	$60,678
Liabilities and equity
CURRENT LIABILITIES-
Accounts payable and accruals:
Trade		$3,330	$1,193
Other	13b	4,238	2,944
Deferred revenue	9	386	290
Lease liabilities		774	347

TOTAL CURRENT LIABILITIES		8,728	4,774

NON-CURRENT LIABILITIES-
Severance pay obligations, net	8	163	99
Deferred revenue	9	1,723	2,263
Lease liabilities		2,167	449

TOTAL NON-CURRENT LIABILITIES		4,053	2,811

TOTAL LIABILITIES		12,781	7,585

COMMITMENTS	10
SHAREHOLDERS’ EQUITY:	11
Ordinary shares, NIS 0.01 par value; Authorized as of December 31, 2019 and 2018, 70,000,000 shares; issued and outstanding as of December 31, 2019 and 2018, 35,882,928 and 35,881,128 shares, respectively		73	73
Accumulated other comprehensive income (loss)		(8)	41
Additional paid in capital		235,974	233,721
Warrants		7,904	7,904
Accumulated deficit		(208,103)	(188,646)

TOTAL SHAREHOLDERS’ EQUITY		35,840	53,093
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$48,621	$60,678

The accompanying notes are an integral part of the financial statements.

VASCULAR BIOGENICS LTD.

STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

		Year ended December 31
	Note	2019	2018	2017
		U.S. dollars in thousands
REVENUES	9	562	585	13,864
COST OF REVENUES	10c	(163)	(235)	(340)

GROSS PROFIT		399	350	13,524

RESEARCH AND DEVELOPMENT EXPENSES, net	13c	$15,470	$15,940	$17,770
MARKETING EXPENSES	13e	-	397	562
GENERAL AND ADMINISTRATIVE EXPENSES	13d	4,943	5,220	5,847

OPERATING LOSS		20,014	21,207	10,655

FINANCIAL INCOME	15	(870)	(908)	(544)
FINANCIAL EXPENSES	15	313	159	27

FINANCIAL (INCOME), net		(557)	(749)	(517)

LOSS FOR THE YEAR		19,457	20,458	10,138
OTHER COMPREHENSIVE LOSS (INCOME)-
Items that will not be reclassified to profit or loss-
Re-measurements of post-employment benefit obligation		49	(25)	24

COMPREHENSIVE LOSS		$19,506	$20,433	$10,162

		U.S. dollars
LOSS PER ORDINARY SHARE	14
Basic and diluted		$0.54	$0.62	$0.37

		Number of shares
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING-
Basic and diluted		35,881,256	32,969,094	27,398,169

The accompanying notes are an integral part of the financial statements.

(Continued)-1

VASCULAR BIOGENICS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of ordinary shares	Ordinary shares	Accumulated other comprehensive income	Additional paid in capital	Warrants	Accumulated deficit	Total equity
				U.S. dollars in thousands
BALANCE AT JANUARY 1, 2017	26,902,285	$50	$40	$197,400	2,960	$(158,050)	$42,400
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2017:
Comprehensive loss	-	-	(24)	-	-	(10,138)	(10,162)
Employee stock options exercised	252,343	*	-	479	-	-	479
Issuance of ordinary Shares, net of issuance costs of $288 thousand	2,724,695	7	-	19,024	-	-	19,031
Share based payments to employees and non-employees	-	-	-	4,152	-	-	4,152

BALANCE AT DECEMBER 31, 2017	29,879,323	$57	$16	$221,055	$2,960	$(168,188)	$55,900
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2018
Comprehensive Loss	-	-	25	-	-	(20,458)	(20,433)
Employee stock options exercised	97,043	-	-	34	-	-	34
Issuance of ordinary shares, net of issuance costs in amount of $1,775 thousand	5,904,762	16	-	8,765	4,944	-	13,725
Share based payments to employees and non-employees	-	-	-	3,867	-	-	3,867

BALANCE AT DECEMBER 31, 2018	35,881,128	$73	$41	$233,721	7,904	$(188,646)	$53,093

* Amount less than $1 thousand

(Concluded)-2

VASCULAR BIOGENICS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of ordinary shares	Ordinary shares	Accumulated other comprehensive income	Additional paid in capital	Warrants	Accumulated deficit	Total equity
				U.S. dollars in thousands
BALANCE AT DECEMBER 31, 2018	35,881,128	$73	$41	$233,721	7,904	$(188,646)	$53,093
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2019:
Comprehensive loss	-	-	(49)	-	-	(19,457)	(19,506)
Issuance of ordinary shares	1,800	*	-	2	-	-	2
Share based payments to employees and non-employees	-	-	-	2,251	-	-	2,251

BALANCE AT DECEMBER 31, 2019	35,882,928	$73	$(8)	$235,974	7,904	$(208,103)	$35,840

* Amount less than $1 thousand

The accompanying notes are an integral part of the financial statements.

VASCULAR BIOGENICS LTD.

STATEMENTS OF CASH FLOWS

	Year ended December 31
	2019	2018	2017
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the year	$(19,457)	$(20,458)	$(10,138)
Adjustments required to reflect net cash used in operating activities (see Appendix A)	5,957	3,951	5,993
Interest received	927	849	324
Interest paid	(124)	(22)	-
Net cash used in operating activities	(12,697)	(15,680)	(3,821)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(73)	(2,229)	(6,482)
Proceeds from sale of property and equipment	-	4	-
Investment in short-term bank deposits	(63,527)	(21,000)	(81,332)
Maturity of short-term bank deposits	57,000	47,958	66,974
Net cash generated from (used in) investing activities	(6,600)	24,733	(20,840)

CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of employees stock options	-	34	479
Issuance of ordinary shares and warrants, net	2	13,725	19,031
Principal elements of lease payments	(759)	(88)	-

Net cash generated from (used in) financing activities	(757)	13,671	19,510

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(20,054)	22,724	(5,151)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	29,347	6,694	11,585
EXCHANGE GAINS (LOSSES) ON CASH AND CASH EQUIVALENTS	143	(71)	260
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$9,436	$29,347	$6,694

APPENDIX A:
Adjustments required to reflect net cash used in operating activities:
Depreciation	$1,714	$1,156	$156
Interest income	(871)	(908)	(331)
Interest paid	124	22	-
Loss from sale of property and equipment	-	47	-
Exchange losses (gains) on lease liabilities	262	(60)	-
Exchange losses (gains) on cash and cash equivalents	(143)	71	(260)

Net changes in severance pay obligations	15	(4)	17
Share based payments	2,251	3,867	4,152

	3,352	4,191	3,734

Changes in working capital:
Decrease (increase) in other current assets	(81)	502	(409)
Decrease (increase) in trade receivables	-	2,000	(2,000)
Decrease (increase) in long term prepaid expenses	(300)	55	(90)
Increase (decrease) in accounts payable and accruals:
Trade	2,136	(1,691)	421
Other	1,294	(521)	1,199
Increase (decrease) in deferred revenue	(444)	(585)	3,138

	2,605	(240)	2,259

	$5,957	$3,951	$5,993

APPENDIX B:
Supplementary information on investing and financing activities not involving cash flows:
Purchase of property and equipment in payables	$-	$796	$115
Right of use assets obtained in exchange for new lease liabilities	$28
Reclassification of bank deposits to restricted bank deposits	$(500)

The accompanying notes are an integral part of the financial statements.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1-GENERAL INFORMATION:

a.	General

Vascular Biogenics Ltd. (the “Company” or VBL) was incorporated on January 27, 2000. The Company is a late-stage clinical biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer and immune/inflammatory indications. VB-111 (ofranergene obadenovec), a Phase 3 drug candidate, is the lead product candidate in the Company’s cancer program.

VB-600 series are preclinical stage antibodies targeting MOSPD2 for inflammatory and oncology indications, which are being advanced towards IND VB-601 is the lead mAb candidate for various inflammatory indications and VB-611 is the lead bi-specific mAb for various solid tumors.

VB-201, a Phase 2-ready drug candidate, is the Company’s lead Lecinoxoid-based product candidate for chronic immune-related indications.

The Company is engaged in an exclusive license agreement with NanoCarrier Co., Ltd. for the development, commercialization, and supply of ofranergene obadenovec (“VB-111”) in Japan for all indications, see notes 2(m) and 9.

In March 2019, the Company entered into an exclusive option license agreement with an animal health company for the development of VB-201 for veterinary use, see note 9.

Since inception, the Company has incurred significant losses, and it expects to continue to incur significant expenses and losses for at least the next several years. As of December 31, 2019, the Company had an accumulated deficit of $208.1 million. The Company’s losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of its clinical trials, the receipt of payments under any future collaboration agreements it may enter into, and its expenditures on other research and development activities.

As of December 31, 2019, the Company had cash, cash equivalents, short-term bank deposits and restricted bank deposits of $37.0 million. The Company may seek to raise more capital to pursue additional activities. The Company may seek these funds through a combination of private and public equity offerings, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when the Company needs it or may not be available on terms that are favorable to the Company.

b.	Approval of financial statements

These financial statements were approved by the Board of Directors on March 19, 2020.

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

All foreign exchange gains and losses are presented in the statements of loss and comprehensive loss within financial income or expenses.

c.	Cash and cash equivalents

Cash and cash equivalents include cash on hand and short-term bank deposits (with original maturities of three months or less) that are not restricted as to withdrawal or use, and are therefore considered to be cash equivalents.

d.	Property and equipment:

1)	All property and equipment (including leasehold improvements) are stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditures that are directly attributable to the acquisition of the items.

Repairs and maintenance are charged to the income statement during the period in which they are incurred.

2)	The assets are depreciated using the straight-line method to allocate their cost over their estimated useful lives as follows:

%
Laboratory equipment	9-15
Computers	25-33
Office furniture and equipment	7

Leasehold improvements are depreciated using the straight-line method over the shorter of the term of the lease or the estimated useful life of the improvements.

3)	Gains and losses on disposals are determined by comparing proceeds with the associated carrying amount. These are included in the statements of loss and comprehensive loss.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

e.	Impairment of non-financial assets

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

For the years ended December 31, 2019, 2018 and 2017, no impairment has been recognized.

f.	Financial assets:

As of January 1, 2018, the Company adopted IFRS 9 “Financial Instruments”.

1)	Classification

From January 1, 2018, the Company classifies its financial assets as measured at amortized cost. The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

Financial assets at amortized cost of the Company are included in trade receivables, other current assets and short term bank deposits in the Statements of Financial Position.

2)	Recognition and measurement

Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

At initial recognition, the Company measures a financial asset at amortized cost at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset.

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in the Statement of loss and comprehensive loss under “Financial Expenses (Income), net” together with foreign exchange gains and losses.

3)	Impairment

From January 1, 2018, the Company assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

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

The Company operates a number of equity-settled, share-based compensation plans to employees (as defined in IFRS 2 “Share-Based Payments”), directors and service providers. As part of the plans, the Company grants employees, directors and service providers, from time to time and at its discretion, options and RSUs to purchase Company shares. The fair value of the employee and service provider services received in exchange for the grant of the options and RSUs are recognized as an expense in profit or loss and is recorded to Additional paid in capital within equity. The total amount recognized as an expense over the vesting period of the options (the period during which all vesting conditions are expected to be met) was determined as follows:

1)	Share based payments to employees and directors by reference to the fair value of the options and RSUs granted at date of grant.

2)	Share based payments to service providers by reference to the fair value of the service provided.

Service conditions and performance vesting conditions are included in assumptions about the number of options and RSUs that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.

At the end of each reporting period, the Company revises its estimates of the number of options and RSUs that are expected to vest based on the vesting conditions. The Company recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to Additional paid in capital.

When options are exercised, the Company issues new shares, with proceeds less directly attributable transaction costs recognized as share capital (par value) and additional paid in capital.

l.	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources will be required to settle the obligation. Provisions are measured by discounting the future cash outflow at a pretax interest rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The carrying amount of the provision is adjusted in each reporting period in order to reflect the passage of time and the changes in the carrying amounts are carried to the statement of loss and comprehensive loss.

For the years ended December 31, 2019 and 2018, no provisions have been recognized.

m.	Revenue from contracts with customers

General

The Company recognized revenues from the License Agreement according to IFRS 15, “Revenues from Contracts with Customers.” Prior to the signing of the License Agreement, the Company did not have revenue.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

In determining the appropriate amount of revenue to be recognized as the Company fulfills its obligations under each of its agreements, the Company performs the following steps:

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

As of December 31, 2019, the Company has not yet capitalized any development costs.

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

Since at the time of grant approval there is reasonable assurance that the Company will comply with the forgivable loan conditions attached to the grant, and it is reasonably assured that the Company will not pay royalties to IIA, grant income is recorded against the related research and development expenses in the statements of loss and comprehensive loss.

If forgivable loans are initially carried to income, as described above, and in subsequent periods it is no longer reasonably assured that royalties will not be paid to the IIA, the Company recognizes a liability that is measured based on the Company’s best estimate of the amount required to settle the Company’s obligation at the end of each reporting period.

p.	Lease

Commencing January 1, 2019, the Company accounts for leases in accordance with International Financial Reporting Standard No. 16 “Leases” (“IFRS 16”).

The Company’s leases include property and motor vehicle leases. At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company reassesses whether a contract is, or contains, a lease only if the terms and conditions of the contract are changed.

At the commencement date, the Company measures the lease liability at the present value of the lease payments that are not paid at that date, including, inter alia, the exercise price of a purchase option if the Company is reasonably certain to exercise that option.

Simultaneously, the Company recognizes a right-of-use asset in the amount of the lease liability and did not have an effect on accumulated deficits as of January 1, 2019.

Since the interest rate implicit in the lease cannot be readily determined, the Company uses its incremental borrowing rate. This rate is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

The lease term is the non-cancellable period for which the Company has the right to use an underlying asset, together with both, the periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option and periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option.

After the commencement date, the Company measures the right-of-use asset applying the cost model, less any accumulated depreciation and any accumulated impairment losses and adjusted for any remeasurement of the lease liability.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Assets are depreciated by the straight-line method over the estimated useful lives of the right of use assets or the lease period, which is shorter:

Years

Property	8
Motor vehicles	3

Interest on the lease liability is recognized in profit or loss in each period during the lease term in an amount that produces a constant periodic rate of interest on the remaining balance of the lease liability.

For information regarding the initial implementation of IFRS 16, effective January 1, 2019, see Note 7.

Measurement of lease liability as of January 1, 2019:

U.S. dollars in thousands
Operating lease commitments (undiscounted) disclosed as of December 31, 2018	$2,100
Discounted using the lessee’s incremental borrowing rate of at the date of initial application	1,808
Add: finance lease liabilities recognized as of December 31, 2018	796
Add: adjustments as a result of a different treatment of extension and termination options	806
Lease liability recognized as of January 1, 2019	$3,410

Prior to the implementation of IFRS 16, leases were accounted for in accordance with IAS 17. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the statements of loss and comprehensive loss on a straight-line basis over the period of the lease.

Leases of property and equipment where the Company, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in short-term lease liability and long-term lease liability. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property and equipment acquired under finance leases is depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the Company will obtain ownership at the end of the lease term.

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

The Company’s dilutive potential shares consist of options and RSUs granted to employees and service providers and warrants.

The dilutive potential shares were not taken into account in computing loss per share in 2019, 2018, and 2017 as their effect would not have been dilutive.

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

Revenue recognition

With respect to the License Agreement (see note 9), the Company used its judgement in the following main issues:

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

The value of the transactions, measured as aforesaid, is expensed over the period during which the right of the employees and non-employees to exercise or receive the underlying equity instruments vests; commensurate with every periodic recognition of the expense, a corresponding increase is recorded to additional paid in capital, included under the Company’s equity (see also note 11).

Clinical trial accruals

Clinical trial expenses are charged to research and development expense as incurred. The Company accrues for expenses resulting from obligations under contracts with clinical research organizations (CROs). The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided. The Company’s objective is to reflect the appropriate trial expense in the financial statements by matching the appropriate expenses with the period in which services and efforts are expended. As of December 31, 2019, the company had clinical accruals in the amount of approximately $2.0 million.

Lease

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option or not to exercise a termination option. Extension options are only included in the lease term if the lease is reasonably certain to be extended.

At initial recognition of lease liability, the Company used incremental borrowing rate, which is the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

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

The Company might be exposed to foreign exchange risk as a result of making payments to employees or service providers and investment of some liquidity in currencies other than the U.S. dollar (the functional currency of the Company). The Company manages the foreign exchange risk by aligning the currencies for holding liquidity with the currencies of expected expenses, based on the expected cash flows of the Company. Had the dollar been stronger by 5% against the New Israeli Shekel (“NIS”), assuming all other variables remained constant, the Company would have recognized an additional expense of $185 thousand, $22 thousand and $51 thousand in profit or loss for the years ended December 31, 2019, 2018 and 2017, respectively.

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

As of December 31, 2019 and 2018, the fair value of financial instruments (cash and cash equivalents, short term bank deposits, other current assets and accounts payable) are approximate to their carrying value.

d.	Composition of monetary balances

The composition of financial instruments by currency:

As of December 31, 2019:

	Dollars	NIS	Pound sterling	Euro & SEK	Total
	U.S. dollars in thousands
Assets:
Cash and cash equivalents	$8,608	$637	$41	$149	$9,435
Short term bank deposits	27,100	-	-	-	27,100
Other current assets (except for prepaid expenses)	-	640	-	-	640

	35,708	1,277	41	149	37,175

Liabilities-
Accounts payable and accrued expenses	$5,467	$2,032	$51	$18	$7,568
Lease - current and non-current		2,940			2,940

Net assets	$30,241	$(3,695)	$(10)	$131	$26,667

As of December 31, 2018:

	Dollars	NIS	Pound sterling	Euro & SEK	Total
	U.S. dollars in thousands
Assets:
Cash and cash equivalents	$26,340	$2,827	$95	$85	$29,347
Short term bank deposits	21,135	-	-	-	21,135
Other current assets (except for prepaid expenses)	-	521	-	-	521

	47,475	3,348	95	85	51,003

Liabilities-
Accounts payable and accrued expenses	$1,966	$2,109	$-	$62	$4,137
Lease - current and non-current		796			796

Net assets	$45,509	$443	$95	$23	$46,070

NOTE 5-SHORT-TERM BANK DEPOSITS:

The bank deposits in 2019 of $27,100 thousand are for terms of four months to one year and carry interest at annual rates of 1.87%-2.15%. The bank deposits in 2018 of $21,135 thousand are for terms of three months to one year and carry interest at annual rates of 2.44%-2.64%.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 6-PROPERTY AND EQUIPMENT

Composition of assets, grouped by major classifications, and changes therein is as follows:

	Cost						Accumulated depreciation
	Balance at beginning of year	IFRS 16 reclass	Additions during the year	Disposals during the year		Balance at end of year	Balance at beginning of year	IFRS 16 reclass	Additions during the year	Disposals during the year		Balance at end of year	Net book value
	U.S. dollars in thousands
Year ended December 31, 2019:
Laboratory equipment	$4,639	(1,120)	$28	$		$3,547	$1,929	$(126)	$315	$		2,118	$1,429
Computers	275		16		-	291	204		51		-	255	36
Office furniture and equipment	196		2		-	198	35		15		-	50	148
Leasehold improvements	6,626		27		-	6,653	647		670		-	1,317	5,336

	$11,736	$(1,120)	$73			$10,689	$2,815	$(126)	$1,051	$		$3,740	$6,949

Year ended December 31, 2018:
Laboratory equipment	$3,016		$1,627		$(4)	$4,639	$1,501		$432		$(4)	$1,929	$2,710
Computers	238		37		-	275	154		50		-	204	71
Office furniture and equipment	111		85		-	196	20		15		-	35	161
Leasehold improvements	5,675		1,251		(300)	6,626	537		659		(249)	647	5,979

	$9,040		$3,000		(304)	$11,736	$1,912		$1,156		$(253)	$2,815	$8,921

	Cost				Accumulated depreciation
	Balance at beginning of year	Additions during the year	Disposals during the year	Balance at end of year	Balance at beginning of year	Additions during the year	Disposals during the year	Balance at end of year	Net book value
	U.S. dollars in thousands
Year ended December 31, 2017:
Laboratory equipment	$2,024	$1,186	(194)	$3,016	$1,605	$90	$(194)	$1,501	$1,515
Computers	400	95	(257)	238	368	43	(257)	154	84
Office furniture and equipment	67	83	(39)	111	57	2	(39)	20	91
Leasehold improvements	752	5,233	(310)	5,675	526	21	(310)	237	5,438

	$3,243	$6,597	(800)	$9,040	$2,556	$156	$(800)	$1,912	$7,128

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 7 - IFRS 16 “Leases”

a.

The Company has adopted IFRS 16 retrospectively from January 1, 2019, but has not restated comparative figures, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new accounting rules are therefore recognized in the statement of financial position at the date of initial application.

b.	On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 “Leases.” These liabilities were measured at the present value of the remaining lease payments including, inter alia, the exercise price of a purchase option if the Company is reasonably certain to exercise that option, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average of lessee’s incremental annual borrowing rate applied to the lease liabilities on January 1, 2019 was 4.1%.

In applying IFRS 16 for the first time, the Company used the practical expedient permitted by the standard, the accounting for leases with a remaining lease term of less than 12 months as of January 1, 2019, as short-term leases.

The Company has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date, the Company relied on its assessment made by applying IAS-17 and IFRIC-4 to determining whether an arrangement contains a lease.

c.	From January 1, 2019, the leases are recognized as right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the relative liability and financial cost. The financial cost is charged to profit or loss under “Financial Income, net” over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments (including in-substance fixed payments) and variable lease payments which are based on an index or a rate. Variable lease payments were not significant for the period.

The lease payments are discounted using the lessee’s incremental borrowing rate, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost, being the amount of the initial measurement of the lease liability.

d.	In October 2016, the Company entered into lease agreement for a new facility and headquarter. The lease is for 7 years with two options to extend for an additional three years each option. The annual lease consideration is in total amount of $320,000. These agreements are considered as operating leases and presented under operating lease right-of-use assets

As of December 31, 2019, the Company provided bank guarantees of approximately $500,000, in the aggregate, to secure the fulfillment of its obligations under the lease agreements.

e.	The Company has entered into lease agreements in connection with a number of vehicles. The lease periods are generally for three years.

Lease liabilities:

	Balance at	Additions	Interest expense	Exchange differences	Payments	Balance at
	beginning	during	during	during	during	end of
	of year	year	year	year	year	year
	U.S. dollars in thousands
Composition in 2019
Property	$3,104	-	118	242	(678)	$2,786
Motor vehicles	306	28	6	20	(206)	154
	$3,410	28	124	262	(884)	$2,940

	As of January 1, 2019	As of December 31, 2019
Right-of-use asset
Properties	$3,368	$2,898
Vehicles	353	190
	3,721	3,088

Lease liabilities:
Current	764	774
Non-current	2,646	2,166
	$3,410	$2,940

Year ended December 31, 2019

Depreciation expense:
Properties	$470
Vehicles	193
663
Financial expenses	124
Cash paid for amounts included in the measurement of lease liabilities	884
Right of use assets obtained in exchange for new lease liabilities	$28

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 7 - IFRS 16 “Leases” (continued)

The Company elected the short-term lease recognition exemption for all leases that qualify. This means, for those leases that qualify, the Company will not recognize right-of-use assets or lease liabilities, and this includes not recognizing right-of-use assets or lease liabilities for existing short-term leases of those assets in transition. Instead, the Company will continue to recognize the lease payments for those leases in profit or loss on a straight-line basis over the lease term. The lease payments, except of interest expenses, are classified in the statements of cash flows as financing activities. Until January 1, 2019, lease payments were classified as operating activities.

The following table sets forth a maturity analysis of the Company’s lease liabilities as of December 31, 2019:

(U.S. dollars in thousands)	December 31, 2019
2020	$880
2021	$474
2022	$356
After 2022	$1,641
Total undiscounted cash flows	$3,351

As of December 31, 2019, potential future cash outflows of $1,160 thousand (undiscounted) have not been included in the lease liability because it is not reasonably certain that the leases will be extended.

NOTE 8-SEVERANCE PAY OBLIGATIONS, net:

a.	The Company has both defined benefit and defined contribution plans.

The Company has no obligation relating to the defined contribution plans. The obligation under the defined benefit plans is covered partly by regular deposits with severance pay funds and by the purchase of insurance policies.

b.	The Company’s obligation to make pension payments is covered by regular deposits with defined contribution plans. The amounts deposited are not reflected in the statements of financial position.

c.	The amounts recognized in the statements of financial position were as follows:

	Year ended December 31
	2019	2018
	U.S. dollars in thousands
Severance pay obligations	$487	$391
Fair value of plan assets	324	292

Liability in the statements of financial position	$163	$99

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 8-SEVERANCE PAY OBLIGATIONS, net (continued):

Amounts charged to other comprehensive loss (income) for the years ended December 31, 2019, 2018 and 2017 were $49 thousand, $(25) thousand and $24 thousand, respectively.

The principal actuarial assumptions used for December 31, 2019 and 2018 were as follows:

	2019	2018
Discount rate	1.82%	3.41%
Future salary increases	4.0%	4.0%

d.	The amounts recorded as an employee benefit expense in respect of defined contribution plans for the years ended December 31, 2019, 2018 and 2017 were $403 thousand, $347 thousand and $318 thousand, respectively.

NOTE 9-LICENSE AND SUPPLY AGREEMENT

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

As of December 2017, and in accordance with IFRS 15, the Company concluded that it has satisfied the performance obligation for the grant of the license and use of its IP and recognized revenue in the amount of $11.9 million. In addition, upon the commencement of the Ovarian Phase 3 trial milestone, the Company recognized additional variable revenue in the amount of $2.0 million in trade receivables, which was received in January 2018.

In March 2019, the Company entered into exclusive option license agreement (hereafter- Agreement) with an animal health company, for the development of VB-201 for veterinary use. Under the Agreement, the Company granted a right to use intellectual property and transfer materials. In addition, the Company granted an option to obtain an exclusive worldwide, royalty-bearing, transferable license under the Company’s intellectual property and materials to research, develop and sell the product worldwide.

As part of the Agreement, the Company received an immaterial non-refundable and non-creditable upfront payment recognized as revenues during the period. In addition, the Company is entitled to receive an immaterial amount upon the achievement of a milestone event.

The performance obligation relating to the Company’s participation and consulting assistance services during the development period is recognized over the service period. During 2019 and 2018 the Company recognized revenue in an amount of $0.6 million and $0.6 million, respectively related to the Company’s participation and consulting assistance services of VB-111 in Japan for all indications and from the option to license agreement for the development of VB-201 for animal healthcare worldwide. Out of the consideration received in the License Agreement as of December 31, 2019, the Company has deferred revenue in the amount of $2.1 million in 2019 ($0.4 million is classified within current liabilities, and $1.7 million is classified within non-current liabilities, which will be recognized until 2022).

All revenue recognized in 2017 was related to the license and use of the Company’s IP. All revenues recognized in 2018 were related to the Company’s participation and consulting assistance services. Revenues recognized in 2019 were related to the Company’s participation and consulting assistance services from the License Agreement and from the option to license agreement for the development of VB-201 for animal healthcare worldwide. The major part of revenues recognized in 2019 were included in the opening balance of the deferred revenue in the statements of financial position.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 10-COMMITMENTS:

a.	In April 2011, the Company executed a Commercial License Agreement with Janssen Vaccines & Prevention B.V. (“ Janssen”), for incorporating the adenovirus 5 in VB-111 and other drug candidates for cancer for consideration including the following potential future payments:

●	an annual license fee of €100 thousand that is linked to Consumer Price Index (in 2019 the Company paid $138 thousand), continuing until the termination of the agreement, which will occur upon (i) the later of the expiration date of the last related patent or 10 years from the first commercial sale of VB-111 or (ii) the termination of the agreement by the Company, which is permitted, upon three months’ written advance notice to Janssen;

●	a milestone payment of €400 thousand ($450 thousand) upon receipt of the first regulatory approval for the marketing of the first indication for each product covered under the agreement; and

●	royalties of 0.5%-2.0% on net sales.

There are no limits or caps on the amount of potential royalties. Pursuant to the agreement, the Company has the right to terminate the agreement by giving Janssen three months’ written notice.

b.	In February 2013, the Company entered into an agreement with Tel Hashomer-Medical Research, Infrastructure and Services Ltd. (“Tel Hashomer”). The agreement with Tel Hashomer provides that the Company will pay 1% of any net sales of any product covered by the intellectual property covered under the agreement and 2% of any consideration received by the Company for granting a license or similar rights to such intellectual property. Such amounts will be recorded as part of the Company’s cost of revenues. In addition, upon the occurrence of an exit event such as a merger, sale of all shares or assets or the closing of an initial public offering such as the IPO, the Company is required to pay to Tel Hashomer 1% of the proceeds received by the Company or its shareholders as the case may be. Royalty and all other payment obligations under this agreement will expire once the Company has paid an aggregate sum of NIS 100 million (approximately $29 million) to Tel Hashomer by way of pay out, exit proceeds and licensing consideration. Amounts previously paid as royalties on any net sales will not be taken into account when calculating this aggregate sum. Amounts payable upon occurrence of an exit event is not considered to be probable until actual occurrence. Upon occurrence of such event, as such event does not represent a substantive milestone with regard to the Company’s intellectual property, the amount to be paid is recorded in the Statement of loss and comprehensive loss under research and development costs.

Until December 31, 2019, the Company paid Tel Hashomer a total amount of $742 thousand in consideration for the payments received for granting the licenses or similar rights to this intellectual property.

c.	The Company is committed to pay royalties to the Government of Israel on proceeds from sales of products in the research and development of which the Government participates by way of grants. At time the grants were received, successful development of the related project was not assumed. In the case of failure of the project that was partly financed by the Government of Israel, the Company is not obligated to pay any such royalties. Under the terms of the Company’s funding from the Israeli Government, royalties of 3%-3.5% are payable on sales of products developed from projects so funded up to 100% of the amount of the grant received by the Company (dollar linked) with the addition of an annual interest based on Libor. As of December 31, 2019, the total additional royalty amount that may be payable by the Company, before the additional Libor interest, is approximately $26.9 million ($33.4 million including interest). To date, the Company has paid the IIA in relation to its licenses agreement royalties of approximately $0.5 million.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 10-COMMITMENTS (continued):

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

d.

The Company entered into agreements with Contract Research Organizations (“CROs”) according to which it will receive project management, clinical development and other related services from the CROs for the execution of the Phase 3 study in platinum-resistant ovarian cancer in consideration for approximately $36.8 million. Through December 31, 2019, expenses in the total amount of $7.5 million were incurred.

NOTE 11-SHARE CAPITAL:

a.	Composed of shares of NIS 0.01 par value, as follows:

	Number of shares
	December 31
	2019	2018
Authorized:
Ordinary Shares	70,000,000	70,000,000

Issued:
Ordinary Shares (1)	35,882,928	35,881,128

(1)	The Ordinary Shares confer upon their holders the following rights: (i) the right to vote in any general meeting of the Company; (ii) the right to receive dividends; and (iii) the right to receive upon liquidation of the Company a sum equal to the nominal value of the share, and if a surplus remains, to receive such surplus.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 11-SHARE CAPITAL (continued):

b.	On November 16, 2017, the Company entered into an underwriting agreement with Piper Jaffray & Co. related to the underwritten offering of an aggregate of 2,500,000 ordinary shares, NIS 0.01 par value (the “Ordinary Shares”). The public offering price for each Ordinary Share was $7.50. The purchase price to be paid by the underwriters to the Company for each Ordinary Share was $7.20. The net proceeds from the sale of the Ordinary Shares, which closed on November 21, 2017, was approximately $17.9 million after deducting underwriting discounts and commissions and estimated offering expenses.

c.	On June 25, 2018, the Company entered into securities purchase agreements related to the registered direct offering of an aggregate of 5,904,762 ordinary shares, NIS 0.01 par value, at a purchase price of $2.50 per share and accompanying short-term warrants to purchase up to 2,952,381 ordinary shares and long-term warrants to purchase up to 2,952,381 ordinary shares at an additional purchase price per warrant combination of $0.125. The combined offering price of each ordinary share and accompanying warrants is $2.625 per unit for aggregate gross proceeds of approximately $15.5 million. The ordinary shares and the warrants are immediately separable and were issued separately. The net proceeds from this offering, which closed on June 27, 2018 were $13.7 million after deducting the underwriting discounts and commissions and offering costs payable by the Company. The short-term and long-term warrants are exercisable immediately after issuance and will expire on January 6, 2020 and June 26, 2022, respectively at an exercise price of $2.51 and $3.00 per one ordinary share, respectively. The fair value of the separable warrants on the date of purchase was computed using the Black-Scholes model. The underlying data used for computing the fair value of the short-term and long-term warrants are mainly as follows: ordinary share price based on the share’s price at the stock market on June 25, 2018: $2.40; expected volatility based on Company historical trade: 88.0% and 109%; risk-free interest rate: 2.279% and 2.715% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the warrants); expected dividend: zero; and expected life to exercise of 1.5 years and 4.0 years, respectively. The consideration was allocated between ordinary shares and warrants based on the ratio of the warrants’ fair value and the ordinary share price.

d.	On May 17, 2019, the Company entered into an Equity Distribution Agreement dated May 17, 2019 with Oppenheimer & Co. Inc., or Oppenheimer to offer and sell from time to time its ordinary shares, NIS 0.01 par value, having an aggregate offering price of up to $15,000,000 through Oppenheimer acting as its agent and/or principal. For the year ended December 31, 2019, the Company sold an aggregate of 1,800 ordinary shares under its at-the-market equity facility. The total consideration amounted to $2 thousand, net of issuance costs.

e.	Share based compensation plans

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

NOTE 11-SHARE CAPITAL (continued):

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

The options are subject to the terms stipulated by section 102(b)(2) of the Ordinance. According to these provisions, the Company will not be allowed to claim as an expense for tax purposes the amounts credited to the employees as a capital gain benefit in respect of the options granted.

Options granted to related parties or non-employees of the Company are governed by Section 3(i) of the Ordinance. The Company will be allowed to claim as an expense for tax purposes the amounts equal to the expenses it recorded in the financial statements in the year in which the related parties or non-employees exercised the options into shares.

The Company adopted the “evergreen” mechanism for the ESOP, an annual automatic increase of the number of shares available for issuance at the commencement of each year, such that the number of underlying securities shall equal 4% of the Company’s issued and outstanding share capital on a fully diluted basis.

In March 2017, the Board of Directors ratified accordingly the increase of 1,027,911 Ordinary Shares to the number of shares available for issuance under the 2014 Plan.

In January 2018, the Board of Directors ratified accordingly the increase of 1,402,385 Ordinary Shares to the number of shares available for issuance under the 2014 Plan.

In March 2019, the Board of Directors ratified accordingly the increase to 1,930,305 Ordinary Shares to the number of shares available for the issuance under the 2014 Plan.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 11-SHARE CAPITAL (continued):

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

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 11-SHARE CAPITAL (continued):

2)	10,000 options were allocated to a Consultant:

a.	The options will vest over 3 years.

b.	Company management estimates the fair value of the options granted to consultants based on the value of services received over the vesting period of the applicable options. The value of such services is estimated based on the additional cash compensation the Company would need to pay if such options were not granted. The fair value of these options on the date of grant was approximately $30 thousand.

3)	65,000 options were allocated to four independent directors of the Company:

a.	The options will vest by 4 years with 50% on the second year anniversary; the remaining 50% at 1/8 of the options at the end of each quarter over the course of the last 2 years.

b.	The fair value of the options on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows: an exercise price equal to $5.71, fair value of these options was estimated at $337 thousand with expected combined volatility based on weighted average of the stock price volatility of the Company since October 1st, 2014 (IPO date) and the remaining years on the stock price volatility of similar companies in the healthcare sector: 97.0%; risk-free interest rate: 2.44% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the options); expected dividend: zero; and the expected term; 11 years.

4)	100,000 options was allocated to an officer of the Company:

a.	The options will vest by 4 years with 25% on the first year anniversary; the remaining 75% at 1/12 of the options at the end of each quarter over the course of the last 3 years.

b.	The fair value of the options on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows: an exercise price equal to $5.39, fair value of these options was estimated at $437 thousand with expected combined volatility based on weighted average of the stock price volatility of the Company since October 1st, 2014 (IPO date) and the remaining years on the stock price volatility of similar companies in the healthcare sector: 97.0%; risk-free interest rate: 2.15% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the options); expected dividend: zero; and the expected term; 11 years.

5)	36,000 restricted stock units (“RSUs”) were allocated to an officer of the Company:

a.	The RSUs vesting period is dependent on the achievement of certain clinical performance milestones.

b.	The fair value of these RSUs on the date of grant was approximately $175 thousand, using the quoted closing market share price of $4.85 on the Nasdaq Global Market.

6)	700,000 options were allocated to employees and officers of the Company:

a.	The options will vest by 4 years with 25% on the first year anniversary; the remaining 75% at 1/12 of the options at the end of each quarter over the course of the last 3 years.

b.	The fair value of the options on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows: an exercise price equal to $5.99, fair value of these options was estimated at $4,113 thousand with expected combined volatility based on weighted average of the stock price volatility of the Company since October 1st, 2014 (IPO date) and the remaining years on the stock price volatility of similar companies in the healthcare sector: 97.0%; risk-free interest rate: 2.41% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the options); expected dividend: zero; and the expected term; 11 years.

7)	140,000 RSUs were allocated to officers of the Company:

a.	The RSUs vesting period is dependent on the achievement of certain clinical performance milestones.

b.	The fair value of these RSUs on the date of grant was approximately $903 thousand, using the quoted closing market share price of $6.45 on the Nasdaq Global Market.

Options granted in 2018:

	Number of options granted according to option plan of the Company			Exercise price per Ordinary	The fair value of options on date
Date of grant	Other than directors	To directors	Total	Share ($)	of grant (in thousands)
1) January 2018	-	128,000	128,000	$6.9	$838,470
2) June 2018	50,000	-	50,000	$2.22	$119,264
3) September 2018	-	30,000	30,000	$1.78	$45,574
4) December 2018	935,000	370,000	1,305,000	$1.22	$1,299,867

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 11-SHARE CAPITAL (continued):

1)	128,000 options were allocated to independent directors of the Company:

a.	The options will vest by 4 years with 25% on the first year anniversary; the remaining 75% at 1/12 of the options at the end of each quarter over the course of the last 3 years.

b.	The fair value of the options on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows: an exercise price equal to $6.90, fair value of these options was estimated at $838 thousand with expected combined volatility based on weighted average of the stock price volatility of the Company since October 1st, 2014 (IPO date) and the remaining years on the stock price volatility of similar companies in the healthcare sector: 97.0%; risk-free interest rate: 2.46% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the options); expected dividend: zero; and the expected term; 11 years.

2)	50,000 options were allocated to officer of the Company:

a.	The options will vest by 4 years with 25% on the first year anniversary; the remaining 75% at 1/12 of the options at the end of each quarter over the course of the last 3 years.

b.	The fair value of the options on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows: an exercise price equal to $2.22, fair value of these options was estimated at $119 thousand with expected combined volatility based on weighted average of the stock price volatility of the Company since October 1st, 2014 (IPO date) and the remaining years on the stock price volatility of similar companies in the healthcare sector: 97.0%; risk-free interest rate: 2.93% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the options); expected dividend: zero; and the expected term; 11 years.
3)	30,000 options were allocated to independent directors of the Company:

a.	The options will vest by 4 years with 25% on the first year anniversary; the remaining 75% at 1/12 of the options at the end of each quarter over the course of the last 3 years.

b.	The fair value of the options on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows: an exercise price equal to $1.78, fair value of these options was estimated at $46 thousand with expected combined volatility based on weighted average of the stock price volatility of the Company since October 1st, 2014 (IPO date) and the remaining years on the stock price volatility of similar companies in the healthcare sector: 97.0%; risk-free interest rate: 2.85% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the options); expected dividend: zero; and the expected term; 11 years.

4)	1,305,000 options were allocated to employees, officers and independent directors of the Company:

a.	The options will vest by 4 years with 25% on the first year anniversary; the remaining 75% at 1/12 of the options at the end of each quarter over the course of the last 3 years.

b.	The fair value of the options on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows: an exercise price equal to $1.22, fair value of these options was estimated at $1,300 thousand with expected combined volatility based on weighted average of the stock price volatility of the Company since October 1st, 2014 (IPO date) and the remaining years on the stock price volatility of similar companies in the healthcare sector: 100.0%; risk-free interest rate: 2.86% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the options); expected dividend: zero; and the expected term; 11 years.

Options granted in 2019:

	Number of options granted according to option plan of the Company			Exercise price per Ordinary	The fair value of options on date
Date of grant	Other than directors	To directors	Total	Share ($)	of grant (in thousands)
1) December 2019	1,006,000	340,000	1,346,000	$1.22	$1,410,901

1)	1,346,000 options were allocated to employees, officers and independent directors of the Company:

a.	The options will vest by 4 years with 25% on the first year anniversary; the remaining 75% at 1/12 of the options at the end of each quarter over the course of the last 3 years.

b.	The fair value of the options on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows: an exercise price equal to $1.22, fair value of these options was estimated at $1,411 thousand with expected volatility 100.0%; risk-free interest rate: 1.91% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the options); expected dividend: zero; and the expected term; 11 years.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 11-SHARE CAPITAL (continued):

h.	Changes in the number of options and RSUs and weighted average exercise prices are as follows:

	Year ended December 31
	2019		2018		2017
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of year	5,056,914	$3.36	4,036,095	$3.88	3,241,535	$3.41
Granted	1,346,000	1.22	1,513,000	1.74	1,071,000	4.91
Exercised	-	-	(97,042)	0.33	(252,343)	1.91
Forfeited	(29,583)	3.30	(395,140)	3.31	(24,097)	4.18

Outstanding at end of year (1)	6,373,331	$2.91	5,056,914	$3.36	4,036,095	$3.88

Exercisable at end of year	3,294,647	$3.73	2,478,796	$3.70	1,844,283	$2.97

(1)	Out of which number of RSUs 102,334, 114,668 and 334,087 for the years ended December 31, 2019, 2018 and 2017, respectively.

i.	The following is information about exercise price and remaining contractual life of outstanding options and RSUs at year-end:

December 31, 2019			December 31, 2018			December 31, 2017
Number of options outstanding at end of year	Exercise price	Weighted average of remaining contractual life	Number of options outstanding at end of year	Exercise Price	Weighted average of remaining contractual life	Number of options outstanding at end of year	Exercise price	Weighted average of remaining contractual life

509,176	$0.002	10.88	521,509	$0.002	11.34	758,928	$0.002	8.29
72,990	$1.21	4.72	72,990	$1.21	5.72	98,657	$1.21	6.78
3,244,969	$1.22-$2.47	30.38	1,898,969	$1.22-$2.47	15.54	513,969	$2.47	10.45
559,871	$3.30 - $3.48	12.96	559,871	$3.30 - $3.48	13.96	584,871	$3.30 - $ 3.48	14.96
60,000	$6.03	15.13	60,000	$6.03	16.13	60,000	$6.03	17.13
116,000	6.9	18.02	116,000	$6.9	19.2

372,470	$7.52	15.88	372,470	$7.52	16.88	409,670	$7.52	17.88
1,437,855	$5.08 - $ 5.99	17.36	1,455,105	$5.08 - $ 5.99	18.38	1,610,000	$5.08-$5.99	19.38

6,373,331			5,056,914			4,036,095

j.	Expenses for share based compensation recognized in statements of loss and comprehensive loss were as follows:

	Year ended December 31
	2019	2018	2017
	U.S. dollars in thousands
Research and development expenses	$1,236	$2,255	$2,027
Administrative and general expenses	1,015	1,541	1,977
Marketing expenses	-	71	148

	$2,251	$3,867	$4,152

The remaining unrecognized compensation expenses as of December 31, 2019 are $2,585 thousand; The unrecognized compensation cost is expected to be recognized over a weighted average period of 1.5 year.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 12-TAXES ON INCOME

The Company is taxed according to Israeli tax laws:

a.	Measurement of results for tax purposes

The Company as a “foreign-investment company” measures its results for tax purposes in dollar based on Income Tax Regulations (Bookkeeping Principles of Foreign Invested Companies and of Certain Partnerships and the Determination of Their Taxable Income), 1986.

b.	Tax rates

The income of the Company, other than income from Benefitted Enterprises (see c below), is subject to the regular corporate tax rate. Israeli corporate tax rates for 2019, 2018, and 2017 were 23%, 23%, and 24%, respectively.

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

The period of tax benefits, as described above, is limited to 12 years from the beginning of the Benefited Enterprise election year (2012). As of December 31, 2019, the period of benefits has not yet commenced.

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

NOTE 12-TAXES ON INCOME (continued):

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

As of December 31, 2019, the Company’s management decided not to adopt the application of the Amendment.

There is no assurance that future taxable income of the Company will qualify as Benefited or Preferred income or that the benefits described above will be available to the Company in the future.

d.	Losses for tax purposes carried forward to future years

The balance of carry forward losses as of December 31, 2019 and 2018 are $181.1 million and $164.9 million, respectively.

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

The Company has tax assessments that are considered to be final through tax year 2014.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 13-SUPPLEMENTARY FINANCIAL INFORMATION:

	December 31
	2019	2018
	U.S. dollars in thousands
a. Other current assets:
Institutions - VAT	$205	$287
Prepaid expenses	602	706
Government grants receivable	424	234
Other	10	-

	$1,241	$1,227

b. Accounts payable-other:
Accrued expenses	$3,712	$2,434
Employee-related accrued expenses	309	281
Provision for vacation	217	229
	$4,238	$2,944

	Year ended December 31
	2019	2018	2017
	U.S. dollars in thousands
c. Research and development expenses, net:
Payroll and related expenses	$4,407	$5,182	$4,636
Subcontractors and consultation	9,249	7,158	12,450
Materials	998	1,681	768
Patent expenses	764	780	797
Depreciation	1,580	1,086	106
Office rent and maintenance	750	1,364	721
Other	423	704	481

	18,171	17,955	19,959
Government grants (see note 10c)	(2,701)	(2,015)	(2,189)

	$15,470	$15,940	$17,770

d. Administrative and general expenses:
Payroll and related expenses	$1,775	$1,838	$2,681
Management and professional fees	2,141	2,131	2,212
Foreign travel	175	340	279
Depreciation	115	70	50
Other	737	841	625

	$4,943	$5,220	$5,847

e. Marketing expenses
Payroll and related expenses	$-	355	346
Consultation	-	42	216

	$-	397	562

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 14-LOSS PER SHARE

Basic and diluted loss per share:

Basic

Basic loss per share is calculated by dividing the result attributable to equity holders of the Company by the weighted average number of Ordinary Shares in issue during the year.

Diluted

All Ordinary Shares underlying outstanding options, RSUs and warrants have been excluded from the calculation of the diluted loss per share for the years ended December 31, 2019, 2018 and 2017 since their effect was anti-dilutive. The total number of options, RSUs and warrants excluded from the calculations of diluted loss per share were – 13,528,092, 12,211,676, and 5,286,095 for the years ended December 31, 2019, 2018 and 2017, respectively.

	Year ended December 31
	2019	2018	2017
	U.S. dollars in thousands, except per share data
Basic and diluted:
Loss attributable to equity holders of the Company	$19,457	$20,458	$10,138

Weighted average number of ordinary shares in issue	35,881,256	32,969,094	27,398,169

Loss per ordinary share	$0.54	$0.62	$0.37

NOTE 15-FINANCIAL (INCOME) EXPENSES, net:

	Year ended December 31
	2019	2018	2017
		U.S. dollars in thousands
Financial income:
Interest from deposits	$870	$908	$335
Exchange differences	-	-	209

	870	908	544

Financial expenses:
Bank fees	27	37	27
Exchange differences	162	122	-
Interest expenses for lease liabilities	124	-	-

	(313)	(159)	(27)

TOTAL FINANCIAL INCOME, net	$557	$749	$517

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 16-RELATED PARTIES-TRANSACTIONS AND BALANCES:

a.	Transactions with related parties

Key management personnel include members of the Board of Directors, the Chief Executive Officer and all Vice Presidents of the Company and companies controlled by them.

	Year ended December 31
	2019	2018	2017
	U.S. dollars in thousands

Key management compensation:
Labor cost and related expenses	$2,253	$2,267	$2,202
Share-based payments	1,291	1,866	2,075
Other	352	427	406

	$3,896	$4,560	$4,683

b.	Balances with related parties:

	December 31
	2019	2018
	U.S. dollars in Thousands
Key management-
Payables and accrued expenses - for salary and related expenses	$511	$484

Severance pay obligations	$103	$76

Provision for vacation	$102	$116

Item 19. Exhibits

Exhibit No.	Description

1.1	Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.2 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 30, 2014).

1.2	Memorandum of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.4 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 30, 2014).

2.1	Form of Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 29, 2014).

2.2	Warrant to purchase ordinary shares, dated April 1, 2001, issued to Dror Harats, as amended (incorporated by reference to Exhibit 4.4 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

2.3	Warrant to purchase ordinary shares, dated May 14, 2001, issued to Dror Harats, as amended (incorporated by reference to Exhibit 4.5 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

2.4	Warrant to purchase ordinary shares, dated December 28, 2001, issued to Dror Harats, as amended (incorporated by reference to Exhibit 4.6 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

2.5	Form of Warrant to purchase ordinary shares, (incorporated by reference to Exhibit 4.2 of the Current Report on Form 6-K filed with the Securities and Exchange Commission on November 5, 2015).

2.6	Form of Series B Warrant to purchase ordinary shares (incorporated by reference to Exhibit 4.1 of the Current Report on Form 6-K filed with the Securities and Exchange Commission on June 27, 2018).

2.7*	Description of Securities

4.1	Employee Ownership and Share Option Plan (2011) of the Registrant, and form of agreement thereunder (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

4.2	Form of Release and Indemnification Agreement to be entered into between the Registrant and its officers and directors (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 25, 2014).

4.3†	Commercial Gene Therapy License Agreement, dated April 15, 2011, between the Registrant and Crucell Holland B.V. (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.4†	Agreement, dated February 3, 2013, between the Registrant and Tel Hashomer-Medical Research, Infrastructure and Services Ltd. (incorporated by reference to Exhibit 10.4 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.5†	Manufacturing Services Agreement, dated January 5, 2012, between the Registrant and Lonza Houston, Inc. (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

90

Exhibit No.	Description

4.6†	Material Transfer and Confidentiality Agreement, effective as of September 19, 2005, among the Registrant, Crucell Holland B.V. and BioReliance Ltd. (incorporated by reference to Exhibit 10.9 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.7†	Material Transfer and Confidentiality Agreement, effective February 6, 2012 between the Registrant, Crucell Holland B.V. and Lonza Houston, Inc. (incorporated by reference to Exhibit 10.15 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 18, 2014).

4.8	Agreement between the Registrant and Prof. Jacob George, dated January 24, 2010, as amended on August 1, 2012 (incorporated by reference to Exhibit 10.16 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 6, 2014).

4.9	Employee Share Ownership and Option Plan (2014) of the Registrant, and form of Capital Gains Option Agreement thereunder (incorporated by reference to Exhibit 10.17 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 25, 2014).

4.10†	Master Services Agreement, effective as of January 30, 2015, by and between PPD Development, L.P. and the Registrant (incorporated by reference to Exhibit 4.18 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2015).

4.11#	Lease Agreement, dated as of June 10, 2016, by and between the Registrant and Darwish Shalom (incorporated by reference to Exhibit 4.19 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2018).

4.12†	Development, Commercialization and Supply Agreement, dated as of November 3, 2017, by and between the Registrant and NanoCarrier Co., Ltd. (incorporated by reference to Exhibit 4.20 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2018).

4.13†	Clinical Trial Services Agreement by and between the Registrant and the GOG Foundation, Inc. dated December 23, 2017 (incorporated by reference to Exhibit 4.21 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2018).

4.14†	Agreement by and between the Registrant and Biopharmax Group Ltd. dated June 1, 2016 (incorporated by reference to Exhibit 4.22 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2018).

12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).

12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).

13.1**	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, Independent Registered Public Accounting Firm.

†	Portions of this exhibit have been omitted pursuant to a grant of confidential treatment by the Securities and Exchange Commission and the non-public information has been filed separately with the Securities and Exchange Commission.

#	English summary of original Hebrew document.

*	Filed herewith

**	The certifications furnished in Exhibit 13.1 hereto are deemed to accompany this Annual Report on Form 20-F and will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended. Such certifications will not be deemed to be incorporated by reference into any filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Registrant specifically incorporates it by reference.

91

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VASCULAR BIOGENICS LTD.

By:	/s/ Dror Harats
Dror Harats Chief Executive Officer

Date: March 19, 2020

92