Form 20-F
period 2020-12-31
Vascular Biogenics Ltd.
filed 2021-03-25
CIK 1603207

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

As of December 31, 2020, the Registrant had 48,187,463 Ordinary Shares outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [  ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financing Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [ ]

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

Cautionary Note Regarding Forward-Looking Statements

This Annual Report contains forward-looking statements that relate to future events or our future financial performance, which express the current beliefs and expectations of our management. Such statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual future results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include all statements that are not historical facts and can be identified by words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases. We have based these forward-looking statements largely on our management’s current expectations and future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

●	the initiation, timing, progress and results of our preclinical and clinical trials, and our research and development programs;

●	our expectations about the availability of data from our clinical trials;

●	our ability to advance product candidates into, and successfully complete, clinical trials;

●	our plans for future clinical trials;

●	our ability to manufacture our product candidates in sufficient quantities for clinical trials;

●	the timing or likelihood of regulatory filings and approvals;

●	the commercialization of our product candidates, if approved;

●	potential advantages of our product candidates;

●	the pricing and reimbursement of our product candidates, if approved;

●	our ability to develop and commercialize additional product candidates based on our platform technologies;

●	our business strategy;

●	the implementation of our business model, strategic plans for our business, product candidates and technology;

●	the scope and duration of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

●	our ability to establish and maintain collaborations and the benefits of such collaborations;

●	our ability to maintain our level of grant funding or obtain additional grant funding;

●	developments relating to our competitors and our industry; and

●	other risks and uncertainties, including those listed under the caption “Risk Factors.”

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

The audited financial statements for the years ended December 31, 2020, 2019 and 2018 in this Annual Report have been prepared in accordance in accordance with U.S. GAAP.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table summarizes our financial data. We have derived the summary statements of operations data for the years ended December 31, 2020, 2019, and 2018, and the statements of financial position data as of December 31, 2020 and 2019 from our audited financial statements included elsewhere in this Annual Report.

The summary of our financial data set forth below should be read together with our audited financial statements and the related notes, as well as the section entitled “Item 5. Operating and Financial Review and Prospects,” included elsewhere in this Annual Report.

We have not included financial information for the years ended and as of December 31, 2017 and 2016 as such information cannot be provided on a restated U.S. GAAP basis without unreasonable effort or expense.

(in thousands, except share and per-share data)	2020	2019	2018
Statements of operations data:
Revenues	$922	$562	$585
Cost of revenues	(394)	(222)	(255)
Gross Profit	$528	$340	$330
Research and development expenses, net	$19,656	$14,714	$15,178
Marketing expenses	-	-	397
General and administrative expenses	5,355	5,708	6,000
Operating loss	24,483	20,082	21,245
Financial income	(363)	(870)	(908)
Financial expenses	105	184	159
Financial (income) expenses, net	(258)	(686)	(749)
Other comprehensive loss (income)
Comprehensive loss	24,225	$19,396	$20,496
Loss per ordinary share, basic and diluted	0.55	$0.54	$0.62
Weighted average ordinary shares outstanding, basic
and diluted	43,668,155	35,881,256	32,969,094

	December 31,
	2020	2019	2018
		(in thousands)
Statements of financial position data:
Cash and cash equivalents and short-term bank
deposits	$30,807	$37,042	$50,482
Total assets	41,706	49,005	60,678
Total liabilities	10,789	12,982	7,515
Ordinary shares	108	73	73
Total shareholders’ equity	30,917	36,023	53,163

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

We are a clinical-stage biotechnology company, and we have not yet generated any regular revenue streams. We have incurred losses in each year since our inception in 2000, including net losses of $24.2 million, $19.4 million and $20.5 million for the years ended December 31, 2020, 2019 and 2018, respectively. As of December 31, 2020, we had an accumulated deficit of $232.2 million.

We have devoted most of our financial resources to research and development, including our clinical and preclinical development activities. To date, we have financed our operations primarily through the sale of equity securities and convertible debt and, to a lesser extent, through grants from governmental agencies. The amount of our future net losses will depend, in part, on the rate of our future expenditures and our ability to obtain funding through equity or debt financings, strategic collaborations or additional grants. We have completed only a single pivotal clinical trial for our product candidates and it will be a few years, if ever, before we have a product candidate ready for commercialization. Even if we obtain regulatory approval to market a product candidate, our future revenues will depend upon the size of any markets in which our product candidates have received approval, and our ability to achieve sufficient market acceptance, reimbursement from third-party payors and adequate market share for our product candidates in those markets.

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we:

●	continue our research and preclinical and clinical development of our product candidates;

●	expand the scope of our current clinical trials for our product candidates;

●	initiate additional preclinical, clinical or other studies for our product candidates;

●	seek regulatory and marketing approvals for any of our product candidates that successfully complete clinical trials;

●	further develop the manufacturing process for our product candidates;

●	operate and possibly expand our new, commercial scale manufacturing facility;

●	change or add additional manufacturers or suppliers;

●	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

●	seek to identify and validate additional product candidates;

●	acquire or in-license other product candidates and technologies;

●	make milestone or other payments under any in-license or other intellectual property related agreements, including our agreement with Tel Hashomer-Medical Research, Infrastructure and Services Ltd. and our license from Janssen Vaccines & Prevention B.V., or Janssen (formerly known as Crucell Holland B.V.), and any other licensing arrangements we may enter into the future;

●	maintain, protect and expand our intellectual property portfolio;

●	attract and retain skilled personnel;

●	create additional infrastructure to support our operations as a public company; and

●	experience any delays or encounter issues with any of the above.

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

Our ability to generate revenue and achieve profitability depends on our ability, alone or with strategic collaboration partners, to successfully complete the development of, obtain the regulatory approvals of, and commercialize our product candidates. We do not anticipate generating revenues from product sales for the foreseeable future, if ever. Our ability to generate future revenues from product sales depends heavily on our success in:

●	completing research and preclinical and clinical development of our product candidates;

●	seeking and obtaining regulatory and marketing approvals for product candidates for which we complete clinical trials;

●	developing a sustainable, scalable, reproducible, and transferable manufacturing process for our product candidates;

●	establishing and maintaining supply and manufacturing relationships with third parties that can provide products and services adequate, in amount and quality, to support clinical development and the market demand for our product candidates, if approved;

●	and/or successfully establishing, validating and operating our own manufacturing facilities to produce our products in amount and quality, to support clinical development and the market demand for our product candidates, if approved, as well as passing inspections by health authorities, such as the Food and Drug Administration, or FDA, and European Medicines Agency, or EMA, and obtaining approval for our manufacturing facility and product;

●	launching and commercializing any product candidates for which we obtain regulatory and marketing approval, either by collaborating with a partner or, if launched independently, by establishing a sales, marketing and distribution infrastructure;

●	obtaining market acceptance of any product candidates that receive regulatory approval as viable treatment options;

●	addressing any competing technological and market developments;

●	implementing additional internal systems and infrastructure, as needed;

●	identifying and validating new product candidates;

●	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;

●	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and

●	attracting, hiring and retaining qualified personnel.

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

We are currently advancing VB-111 for solid cancer indications. We intend to advance this current clinical product candidate through clinical development and other product candidates through preclinical and clinical development. Developing pharmaceutical products is expensive, and we expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we advance our product candidates in clinical trials.

As of December 31, 2020, our cash and cash equivalents and short-term bank deposits were $30.8 million. As of March 15, 2021, we estimate that the balance of cash, cash equivalents and short-term bank deposits at December 31, 2020 together with the funds received from the exercise of warrants, the share purchases by Aspire Capital LLC and the share sales on the ATM plan will be sufficient to fund our operations into the fourth quarter of 2022. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches. In any event, we might require additional capital to obtain regulatory approval for our product candidates, and to commercialize any that receive regulatory approval. Raising funds in the current economic environment may present additional challenges. Global health concerns resulting from the outbreak of the coronavirus in China and worldwide may have long-term lasting effects on our ability to raise capital, many of which are difficult for us to predict at this time. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

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

Through December 31, 2020 we had received an aggregate of $28.8 million in the form of grants from the Israeli Office of the Chief Scientist, or OCS, which has later transformed to the Israeli Innovation Authority, or IIA. The requirements and restrictions for such grants are found in the Israel Encouragement of Research and Development in Industries, or the Research Law. Under the Research Law, royalties of 3% to 3.5% on the revenues derived from sales of products or services developed in whole or in part using these IIA grants are payable to the Israeli government. We developed both of our platform technologies, at least in part, with funds from these grants, and accordingly we would be obligated to pay these royalties on sales of any of our product candidates that achieve regulatory approval. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. As of December 31, 2020, the balance of the principal and interest in respect of our commitments for future payments to the IIA totaled approximately $36.0 million. To date, we have paid the IIA in relation to our licenses agreement royalties of approximately $0.5 million. As part of funding our current and planned product development activities, we submitted follow-up grant application.

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

These restrictions will continue to apply even after we have repaid the full amount of royalties on the grants. For the years ended December 31, 2020, 2019 and, 2018, we recorded grants totaling $1.5 million, $2.7 million, and $2.0 million from the IIA, respectively. The grants represented an approximately 7%, 15%, and 11% respectively, of our gross research and development expenditures for the years ended December 31, 2020, 2019 and, 2018. If we fail to satisfy the conditions of the Research Law, we may be required to refund certain grants previously received together with interest and penalties, and may become subject to criminal charges.

Recent at-the-market sales of our ordinary shares may not have been made in compliance with all applicable securities laws, which could expose us to potential liabilities, including potential rescission rights.

In January and February 2021, we sold approximately $3.5 million of our ordinary shares pursuant to our existing Equity Distribution Agreement with Oppenheimer & Co., Inc. Those sales were made in an “at the market” offering as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, or the Securities Act, pursuant to our effective shelf registration statement on Form F-3 (File No. 333-251821). However, we inadvertently failed to file a prospectus supplement specifying details regarding such sales. This may have constituted a violation of Section 5 of the Securities Act and may give rise to liability under Section 12 of the Securities Act (which generally provides a rescission remedy for offers and sales of securities in violation of Section 5) as well as potential liability under the anti-fraud provisions of federal and state securities laws and state rescission laws.

In such event, anyone who acquired such ordinary shares would have a right to rescind the purchase. If all the shareholders who acquired ordinary shares demanded rescission, the maximum we would be obligated to repay would be approximately $3.5 million, plus interest. Out of the $3.5 million, there was an identified buyer of $1.9 million. That buyer has agreed to waive his rescission right and signed a respective waiver. The Securities Act generally requires that any claim brought for a violation of Section 5 of the Securities Act be brought within one year of the violation. Additionally, if it is determined that such sales did in fact violate the Securities Act, we may become subject to fines and penalties imposed by the SEC and state securities agencies.

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

We have invested a significant portion of our efforts and financial resources in the development of VB-111 for rGBM and VB-201 for psoriasis and ulcerative colitis for which we have completed clinical trials in which they did not meet their primary endpoints. Our ability to generate product revenue from our product candidates depends heavily on the successful development and commercialization of our product candidates, which, in turn, depends on several factors, including the following:

●	our ability to continue and support the VTS platform technology and its lead candidate VB-111;

●	successfully completing our ongoing and future trials of VB-111 or other product candidates;

●	our ability to raise additional funding sufficient to conduct future clinical trials;

●	demonstrating that VB-111 for cancer indications or other product candidates is safe and effective at a sufficient level of statistical or clinical significance and otherwise obtaining marketing approvals from regulatory authorities;

●	operating our facility for the manufacture of commercial quantities of our product candidates, if approved;

●	manufacturing our product candidates in large scale and qualifying such processes in compliance with the regulatory requirements for clinical and commercial supply;

●	establishing successful manufacturing arrangements with third-party manufacturers that are compliant with current good manufacturing practices, or cGMP, and which will ensure the supply of our product candidates to the clinical development and commercial use, if approved;

●	establishing successful sales and marketing arrangements for our products, if approved;

●	maintaining an acceptable safety and efficacy profile for our products;

●	the availability of coverage and reimbursement to patients from healthcare payors for our products, if approved; and

●	other risks described in these “Risk Factors.”

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

Additionally, timely enrollment in clinical trials is reliant on clinical trial sites which may be adversely affected by global health matters, including, among other things pandemics. For example, in December 2019, an outbreak of a novel strain of coronavirus, or the SARS-CoV-2 coronavirus, which causes COVID-19, had ripple effects to businesses around the world, negatively impacted activity and operations, including extended shutdowns of certain businesses, in many countries, including the USA, European countries and Israel, where our operations are. The list of countries and regions affected by the coronavirus outbreak is constantly changing and our clinical trial sites may be located in regions currently being afflicted by the COVID-19 pandemic. Some factors from the coronavirus outbreak that we believe may adversely affect enrollment in our trials include:

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

These and other factors arising from the COVID-19 pandemic could worsen in countries that are already afflicted with the virus or could continue to spread to additional countries, each of which may further adversely impact our clinical trials. The global outbreak of the SARS-CoV-2 coronavirus continues to evolve and the conduct of our trials may continue to be adversely affected, despite efforts to mitigate this impact.

For more information on the extent that the COVID-19 pandemic has impacted our development programs to date, please refer to the related section in the Overview part.

The COVID-19 pandemic could also interrupt the business of our subcontractors, vendors and external laboratories, in ways and to an extent, that we cannot foresee yet.

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

We are currently in Phase 3 clinical trial for VB-111 for ovarian cancer and expect to support two Sponsor-Investigator trials, one for rGBM and the other for GI tumors in combination with an immune-oncology drug. Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates in humans. Clinical testing is expensive, time-consuming and uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

●	delays in reaching a consensus with regulatory agencies on trial design;

●	delays in reaching agreement on acceptable terms with prospective CROs and clinical trial sites;

●	delays in obtaining required IRB or ethics committee approval at each clinical trial site;

●	delays in recruiting suitable patients to participate in our clinical trials including in particular for those trials for rare diseases such as ovarian cancer;

●	imposition of a clinical hold by regulatory agencies, including due to safety reasons with either our product candidate or other product candidates in the same class or after an inspection of our clinical trial operations or trial sites;

●	failure by our CROs, other third parties or us to adhere to clinical trial requirements;

●	failure to perform in accordance with the FDA’s good clinical practices, or GCP, or applicable regulatory requirements in other countries;

●	delays in the testing, validation, manufacturing and delivery of our product candidates to the clinical sites;

●	delays in having patients complete participation in a trial or return for post-treatment follow-up;

●	clinical trial sites or patients dropping out of a trial;

●	occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

●	changes in regulatory requirements and guidance that require amending or submitting new clinical trial protocols; or

●	discontinuation or other hurdles in the expected Sponsor-Investigator trials, which are conducted by academic and other investigational third parties and are not controlled by us.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us or impair our ability to generate revenue from product sales. In addition, if we make manufacturing or formulation changes to our product candidates, we may need to conduct additional studies to bridge our modified product candidates to earlier versions. Clinical trial delays could also shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates.

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

There is a high failure rate for drugs and biologics proceeding through clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in later stage clinical trials even after achieving promising results in earlier stage and prior clinical trials. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, regulatory delays or rejections may be encountered as a result of many factors, including changes in regulatory policy during the period of product development.

The results from our clinical trials may not be sufficiently robust to support the submission for marketing approval for our product candidates. Before we submit our product candidates for marketing approval, the FDA and the EMA may require us to conduct additional clinical trials, or evaluate subjects for an additional follow-up period.

It is possible that, even if we achieve favorable results in our clinical trials, the FDA may require us to conduct additional clinical trials, possibly involving a larger sample size or a different clinical trial design, particularly if the FDA does not find the results from our completed clinical trials to be sufficiently persuasive to support a Biologics License Application, or BLA, or a New Drug Application, or NDA. For example, because the dose we used in our Phase 2 trial was limited by our production capacity, the dose of VB-111 that we intend to use in our Phase 3 registration enabling trial may not be the maximum efficacious dose. The FDA might require data on higher doses of VB-111, this will likely delay development. The FDA may also require that we conduct a longer follow-up period of subjects treated with our product candidates prior to accepting our BLA or NDA.

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

Even if we complete the necessary preclinical studies and clinical trials, we cannot predict when or if we will obtain regulatory approval to commercialize a product candidate or the approval may be for a more narrow indication than we expect.

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

Risks Related to Our Reliance on Third Parties

We expect to rely on third parties to conduct some or all aspects of our product manufacturing, protocol development, research and preclinical and clinical testing, and these third parties may not perform satisfactorily.

We do not expect to independently conduct all aspects of our product manufacturing, protocol development, research and preclinical and clinical testing. We currently rely, and expect to continue to rely, on third parties with respect to these items. In addition, we may pursue further clinical development of VB-111 for thyroid cancer or other indications with a strategic partner.

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

If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our studies in accordance with regulatory requirements or our stated study plans and protocols, we will not be able to complete, or may be delayed in completing, the preclinical studies and clinical trials required to support future IND submissions and approval of our product candidates.

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

All entities involved in the preparation of therapeutics for clinical trials or commercial sale, including our existing contract manufacturers for our product candidates, are subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in late-stage clinical trials must be manufactured in accordance with cGMP. These regulations govern manufacturing processes and procedures (including record keeping) and the implementation and operation of systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of contaminants, or to inadvertent changes in the properties or stability of our product candidates that may not be detectable in final product testing. We or our contract manufacturers must supply all necessary documentation in support of a BLA or NDA, as applicable, on a timely basis and must adhere to the FDA’s good laboratory practices, or GLP, and cGMP regulations enforced by the FDA through its facilities inspection program. We and our contract manufacturer for VB-111 have not produced a commercially approved product based on viral vectors and therefore have not yet obtained the requisite FDA approvals to do so. Our facilities and controls and the facilities and controls of some or all of our third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of our product candidates or any of our other potential products. In addition, the regulatory authorities may, at any time, audit or inspect a manufacturing facility involved with the preparation of our product candidates or our other potential products or the associated controls for compliance with the regulations applicable to the activities being conducted. If these facilities do not pass a pre-approval plant inspection, FDA or other regulatory authority approval of the products will not be granted.

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

We also expect to rely on other third parties to store and distribute our product candidates for any clinical trials that we may conduct. Any performance failure on the part of our distributors could delay clinical development or marketing approval of our product candidates or commercialization of our product candidates, if approved, producing additional losses and depriving us of potential product revenue.

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

We have not yet secured manufacturing capabilities for commercial quantities of our product candidates to support world-wide commercialization of our product candidates. Although we intend to partially rely on third-party manufacturers for commercialization, we have only entered into agreements with such manufacturers to assist in the scaling up of the manufacturing process of VB-111. We may be unable to negotiate binding agreements with the manufacturers to support our commercialization activities on commercially reasonable terms, which agreements will further be required to comply with the restrictions imposed under the Research Law.

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

In particular, VB-111 may face competition from currently approved drugs and drug candidates under development by others to treat rGBM or ovarian cancer. In May 2009, the FDA granted accelerated approval to bevacizumab (Avastin®), which is an angiogenesis inhibitor, to treat patients with rGBM at progression after standard first-line therapy. Bevacizumab also received FDA approval for platinum-resistant ovarian cancer in 2014, and for newly diagnosed patients after their initial surgery in 2018. In addition to bevacizumab, a number of companies are conducting late-stage clinical trials to test targeted drugs focused on angiogenesis inhibition for the treatment of ovarian cancer, including, among others, Amgen’s trebananib, Boehringer Ingelheim’s nintedanib, AstraZeneca’s cediranib, Novartis’s Votrient, HengRui Medicine’s apatinib and Mereo BioPharma’s navicixizumab. The expansion of PARP inhibitors (such as olaparib, niraparib and veliparib) for ovarian cancer, and clinical studies evaluating the potential use of checkpoint inhibitors, antibody-drug conjugates, bispecific Abs, GAS6/AXL inhibitors, WEE1 inhibitors, CDK4/6 inhibitors or Tumor Treating Fields medical device for ovarian cancer may also affect the prior lines of therapy, or the segment of patient population who will seek treatment with VB-111.

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

Even if a potential product displays a favorable efficacy and safety profile in preclinical studies and clinical trials, market acceptance of the product will not be known until after it is launched. Our efforts to educate the medical community and third-party payors on the benefits of the product candidates may require significant resources and may never be successful. Such efforts to educate the marketplace may require more resources than are required by conventional technologies.

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

Moreover, increasing efforts by governmental and third-party payors, in the United States and abroad, to cap or reduce healthcare costs, resulting in legislation and reforms may cause such organizations to limit both coverage and level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale of any of our product candidates, due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

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

We are highly dependent on principal members of our executive team listed under “Management” in this report, including Prof. Dror Harats, our chief executive officer, the loss of whose services may adversely impact the achievement of our objectives. While we have entered into employment agreements with each of our executive officers, any of them could leave our employment at any time, as all of our employees are “at will” employees. Recruiting and retaining other qualified employees, consultants and advisors for our business, including scientific and technical personnel, will also be critical to our success. There is currently a shortage of skilled executives in our industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for individuals with similar skill sets. In addition, failure to succeed in preclinical studies or clinical trials may make it more challenging to recruit and retain qualified personnel. The inability to recruit or loss of the services of any executive, key employee, consultant or advisor may impede the progress of our research, development and commercialization objectives.

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

In December 2019, an outbreak of a novel strain of coronavirus, or the SARS-CoV-2 coronavirus, which results in COVID-19, had ripple effects to businesses around the world, negatively impacted activity and operations, including extended shutdowns of certain businesses, in many countries, including the USA, European countries and Israel, where our operations are. The list of countries and regions affected by the coronavirus outbreak is constantly changing and our clinical trial sites may be located in regions currently being afflicted by the COVID-19 pandemic. Any outbreak of contagious diseases, or other adverse public health developments, could have a material and adverse effect on our business operations. These could include disruptions or restrictions on our ability to travel, pursue partnerships and other business transactions, conduct clinical trials, make shipments of biologic materials, as well as be impacted by the temporary closure of the facilities of suppliers and clinical trial sites. Any disruption of suppliers, clinical trial sites or access to patients would likely impact our clinical trial enrollment progress and rates as well as our ability to access capital through the financial markets. The extent to which the coronavirus impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others.

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

Additionally, as of December 31, 2019, we were no longer an “emerging growth company,” as defined in the JOBS Act, and are now required to comply with additional disclosure and reporting requirements. These additional reporting requirements may increase our legal and financial compliance costs and cause management and other personnel to divert attention from operational and other business matters to devote substantial time to these public company requirements. Presently we qualify as a non-accelerated filer, meaning we have a public float of less than $75 million measured as of the last business day of our most recently completed second fiscal quarter, and thus remain exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies (including foreign private issuers) to provide an independent auditor attestation of the effectiveness of their internal controls. However, in the event that we become an accelerated filer, we will incur additional costs in connection with compliance with Section 404(b) of the Sarbanes-Oxley Act.

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

We are exposed to the risks that the NIS may appreciate relative to the dollar, or, if the NIS instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar- denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the dollar. For example, the average exchange rate of the dollar against the NIS decreased materially in 2020, and decreases moderately in 2019 and in 2018. Market volatility and currency fluctuations may limit our ability to cost- effectively hedge against our foreign currency exposure and, in addition, our ability to hedge our exposure to currency fluctuations in certain emerging markets may be limited. Hedging strategies may not eliminate our exposure to foreign exchange rate fluctuations and may involve costs and risks of their own, such as devotion of management time, external costs to implement the strategies and potential accounting implications. Foreign currency fluctuations, independent of the performance of our underlying business, could lead to materially adverse results or could lead to positive results that are not repeated in future periods.

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

As is the case with other biotechnology companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biotechnology industry involve both technological and legal complexity, and is therefore costly, time- consuming and inherently uncertain. In addition, the United States has recently enacted and is currently implementing wide-ranging patent reform legislation. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in some situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the U.S. PTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

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

The market price of our ordinary shares has been and is likely to remain volatile. Our share price could be subject to wide fluctuations in response to a variety of factors, including the following:

●	adverse results or delays in preclinical studies or clinical trials, and resulting changes in our clinical development programs;

●	reports of adverse events in other similar products or clinical trials of such products;

●	inability to obtain additional funding;

●	any delay in filing an IND or BLA for any of our product candidates and any adverse development or perceived adverse development with respect to the FDA’s review of that IND or BLA;

●	failure to develop successfully and commercialize our product candidates for the proposed indications and future product candidates for other indications or new candidates;

●	failure to maintain our licensing arrangements or enter into strategic collaborations;

●	failure by us or our licensors and strategic collaboration partners to prosecute, maintain or enforce our intellectual property rights;

●	changes in laws or regulations applicable to future products;

●	inability to scale up our manufacturing capabilities (including in Israel), inability to obtain adequate product supply for our product candidates or the inability to do so at acceptable prices;

●	adverse regulatory decisions, including by the IIA under the Research Law;

●	introduction of new products, services or technologies by our competitors;

●	failure to meet or exceed financial projections we may provide to the public;

●	failure to meet or exceed the financial expectations of the investment community;

●	the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;

●	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

●	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

●	additions or departures of key scientific or management personnel;

●	significant lawsuits, including patent or shareholder litigation;

●	changes in the market valuations of similar companies;

●	sales of our ordinary shares by us or our shareholders in the future; and

●	trading volume of our ordinary shares.

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

As of December 31, 2020, to the best of our information, our executive officers, directors, five percent shareholders and their affiliates beneficially owned approximately 30.5% of our voting shares. Therefore, these shareholders have the ability to control us through their ownership positions. These shareholders may be able to determine all matters requiring shareholder approval. For example, these shareholders, if they were to act together, may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares that you may believe are in your best interest as one of our shareholders.

Our ordinary shares are subject to substantial dilution in their book value.

As of December 31, 2020, options, RSUs and warrants to purchase 23,264,072 ordinary shares at a weighted average exercise price of $2.38 per share were outstanding. The exercise of any of these options and warrants would result in additional dilution.

Sales of a substantial number of our ordinary shares in the public market could cause our share price to fall.

If our existing shareholders sell, indicate an intention to sell or the market perceives that they intend to sell, substantial amounts of our ordinary shares in the public market, the market price of our ordinary shares could decline significantly. As of December 31, 2020, we had outstanding a total of 48,187,463 ordinary shares. Substantially all of the shares are available for sale in the public market.

As of December 31, 2020, 14,678,180 ordinary shares are held by directors, executive officers and other affiliates (holders of more than 10% of the Company’s share capital) and are subject to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

In addition, as of March 1, 2021, an aggregate of 15,009,831 ordinary shares that are either subject to outstanding options, reserved for future issuance under our 2014 Plan or subject to outstanding warrants will or may become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules and Rule 144 and Rule 701 under the Securities Act. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our ordinary shares could decline.

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

We would lose our foreign private issuer status if a majority of our directors or executive officers are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic reporting company may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic reporting company forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic reporting companies. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

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

As of March 1, 2021, we had 38 employees, all of whom were based in Israel. Some of our employees may be called upon to perform up to 36 days (and in some cases more) of annual military reserve duty until they reach the age of 40 (and in some cases, up to 45 or older) and, in emergency circumstances, could be called to immediate and unlimited active duty. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. Since September 2000, in response to increased tension and hostilities, there have been occasional call-ups of military reservists, including in connection with the 2006 conflict in Lebanon, and the December 2008, November 2012 and July-August 2014 conflicts with Hamas, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations. Additionally, the absence of a significant number of the employees of our Israeli suppliers and contractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations.

The tax benefits that are available to us if and when we generate taxable income require us to meet various conditions and may be prevented or reduced in the future, which could increase our costs and taxes.

If and when we generate taxable income, we would be eligible for certain tax benefits provided to “Benefited Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959, as amended, or the Investment Law. In order to remain eligible for the tax benefits for “Benefited Enterprises” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. In addition, we informed the Israeli Tax Authority of our choice of 2012 as a “Benefited Enterprise” election year, all under the Investment Law. The benefits available to us under this tax regulation are subject to the fulfillment of conditions stipulated in the regulation. Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies is 23% for 2018 and thereafter. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Item 10E. Taxation-Israeli Tax Considerations and Government Programs-Law for the Encouragement of Capital Investments, 5719-1959.”

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

Since PFIC status depends on the composition of our income and the composition and value of our assets (which may be determined in part by reference to the market value of our ordinary shares, which may be volatile) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. We had no revenue-producing operations until and including table year 2016. We believe that we were not a PFIC for our 2017, 2018, 2019 and 2020 taxable years. In addition, unless and until we generate sufficient revenue from active licensing and other non-passive sources and otherwise satisfy the asset test above, we might be treated as a PFIC in future taxable years.

Item 4. Information on the Company

Corporate Information

The legal name of our company is Vascular Biogenics Ltd., and we conduct business under the name VBL Therapeutics. We were incorporated in Israel on January 31, 2000 as a company limited by shares under the name Medicard Ltd. In February 2002, we changed our name to Vascular Biogenics Ltd. Our registered and principal office is located 8 HaSatat St., Modi’in, Israel 7178106. Our service agent in the United States is located at c/o Puglisi and Associates, 850 Library Avenue, Suite 204, New Ark, Delaware 19711 and our telephone number is 972-8-9935000. Throughout this prospectus, we refer to various trademarks, service marks and trade names that we use in our business. The “Vascular Biogenics” design logo, “VBL Therapeutics,” “Vascular Targeting System,” “VTS,” “Lecinoxoids,” “VB-111,” “VB-201,” the “OVAL” design logo and other trademarks or service marks of Vascular Biogenics Ltd. appearing in this prospectus are the property of Vascular Biogenics Ltd. We have several other registered trademarks, service marks and pending applications relating to our products. Although we have omitted the “®” and trademark designations for such marks in this prospectus, all rights to such trademarks are nevertheless reserved. Other trademarks and service marks appearing in this prospectus are the property of their respective holders.

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

OVAL is our international Phase 3 randomized pivotal registration enabling clinical trial that compares a combination of VB-111 and paclitaxel to placebo plus paclitaxel, in patients with platinum-resistant ovarian cancer. The study is planned to enroll 400 patients. In March 2020, we announced the outcome of the planned interim analysis in the OVAL study. The OVAL independent Data Safety Monitoring Committee (DSMC) reviewed unblinded data and assessed CA-125 response, measured according to the GCIG criteria, in the first 60 enrolled subjects evaluable for CA-125 analysis. The DSMC confirmed that the study met the interim pre-specified efficacy criterion, of an absolute percentage advantage of 10% or higher CA-125 response rate for the VB-111 treatment arm, and recommended the study continue. The overall response rate in the first 60 randomized evaluable patients was 53%. Assuming a balanced randomization, the response rate in the treatment arm (VB-111 in addition to weekly paclitaxel) was 58% or higher. In patients who had post-dosing fever, which is a marker for VB-111 treatment, the response rate was 69%. Results of the interim analysis were published in a peer-review manuscript (Arend et al., Gynecol Oncol. 2021).

The following analysis of the OVAL study was conducted in August 2020. The DSMC reviewed unblinded overall survival (OS) data of the first 100 enrolled subjects with a follow-up of at least 3 months. The committee also looked at response rate and safety information. The DSMC recommended that the study continue as planned. The primary endpoint of the OVAL Phase 3 study is OS.

In February 2021, we announced the results of a subsequent DSMC pre-planned review of the OVAL study. The committee, which reviewed unblinded data of about 200 patients, found no safety issues with the trial and recommended its continuation as planned. The next DSMC review in the OVAL study is expected in the third quarter of 2021. Our OVAL study is being conducted in collaboration with the GOG Foundation, Inc., a leading organization for research excellence in the field of gynecologic malignancies.

Final results from our Phase 1/2 clinical trial of VB-111 for recurrent platinum-resistant ovarian cancer were reported in June 2019 and published online in April 2020 (Arend et al., Gynecol Oncol. 2020). Data demonstrated a median OS of 498 days in the VB-111 therapeutic-dose arm, versus 172.5 days in the low-dose arm (p=0.03). 58% of evaluable patients treated with the therapeutic dose of VB-111 had a GCIG CA-125 response. VB-111 activity signals were seen despite unfavorable prognostic characteristics (48% platinum refractory disease and 52% previous treatment with anti-angiogenics). There was a trend for favorable survival in patients who had CA-125 decrease >50% in the VB-111 therapeutic-dose arm (808 vs. 351 days; p=0.067) implicating CA-125 as a potentially valuable biomarker for response to VB-111. Post treatment fever was also associated with a signal for improved survival (808 vs. 479 days; p=0.27).

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

Our Phase 3 GLOBE study in rGBM compared upfront concomitant administration of VB-111, without priming, and bevacizumab to bevacizumab monotherapy. The study, which enrolled a total of 256 patients in the US, Canada and Israel was conducted under a special protocol assessment, or SPA, agreement with the U.S. Food and Drug Administration, or FDA, with full endorsement by the Canadian Brain Tumor Consortium (CBTC). In this modified regimen, the treatment did not improve overall survival (OS) and PFS outcomes in rGBM. Study results (Cloughesy et al. Neuro Oncol. 2019) attribute the contradictory outcomes between the Phase 2 and Phase 3 trials as being related to the lack of VB-111 monotherapy priming in the GLOBE study, providing clinical, mechanistic and radiographic support for this hypothesis. Notably, GLOBE data show improved outcomes associated with a post VB-111 fever reaction, similar to outcomes from previous VB-111 studies, providing support that fever is a potential biomarker for better survival with VB-111, secondary to the drug’s immunologic mechanism of action. No new safety concerns associated with VB-111 have been identified in the study. We do not think that results of the GLOBE study will necessarily have implications on the prospects for VB-111 in other regimens or tumor types.

On March 1, 2021, we announced that patient dosing has been initiated in a Phase 2 clinical trial investigating VB-111 for the treatment of rGBM. The new Phase 2 study, sponsored by Dana-Farber Cancer Institute in collaboration with a group of top neuro-oncology US medical centers, will investigate neo-adjuvant and adjuvant treatment with VB-111 in rGBM patients undergoing a second surgery.

VB-111 is also being studied in combination with nivolumab, an anti-PD1 immune checkpoint inhibitor, in the treatment of metastatic colorectal cancer. The study is being sponsored by the U.S. National Cancer Institute under a Cooperative Research and Development Agreement, or CRADA. The open label exploratory Phase 2 study will investigate if priming with VB-111 can drive immune cells into the tumor and turn the colorectal tumors from being immunologically “cold” to “hot.” Enrollment in this clinical trial started in September 2020. A preliminary readout in this study is expected in the first half of 2021.

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

Over 300 patients were exposed to VB-111 in completed clinical trials and it has been observed to be well-tolerated. In December 2015, we have been granted a US composition of matter patents that provides intellectual property protection for VB-111 in the US until October 2033 before any patent term extension.

We are also conducting two parallel drug development programs that are exploring the potential of MOSPD2, a protein that we identified as a key regulator of cell motility, as a therapeutic target for inflammatory diseases and cancer.

For inflammatory applications, we are developing classical antibodies that are designed to bind and block MOSPD2 on immune cells. Our data show that MOSPD2, which is predominantly expressed on the surface of human monocytes, is essential for their migration. By inhibiting this protein, we seek to block this migration of monocytes to sites of inflammation, and accordingly to reduce inflammation and tissue damage. We believe that antibodies targeting MOSPD2 have potential for treatment of various inflammatory indications, and are advancing our lead preclinical candidate VB-601 through IND-enabling studies. In September 2020, we announced the successful completion of a Type B pre-IND meeting with the FDA regarding our development plan for VB-601. Toxicology studies for VB-601 are currently underway. Submission of an IND for the clinical development of VB-601 is expected to occur in the first half of 2022.

For oncology applications, we are developing antibodies aimed to kill tumor cells, based on MOSPD2 as a target whose expression is induced in multiple tumors. We found that MOSPD2 was detected in the majority of cancerous organs, including colon, esophagus, liver and breast, where MOSPD2 seems to play a key role in cancer cell metastasis (Salem et al., Int J. Cancer 2019). Given the specificity of MOSPD2 expression and its highly elevated expression in tumors, we believe MOSPD2 can serve as a novel target for immuno-oncology mediated therapy for cancer.

In October 2020, we announced that the European Patent Office (EPO) has granted Patents #3328408 and #3328401, which cover VBL’s proprietary investigational anti-MOSPD2 monoclonal antibodies to treat inflammatory conditions and oncology conditions, respectively. The patents are expected to provide protection for VBL’s MOSPD2 antibodies for inflammation and cancer, until at least July 2036.

We also have been conducting a program targeting anti-inflammatory diseases, based on the use of our Lecinoxoid platform technology. Lecinoxoids are a novel class of small molecules we developed that are structurally and functionally similar to naturally occurring molecules known to modulate inflammation. The lead product candidate from this program, VB-201, is a Phase 2-stage molecule that demonstrated activity in reducing vascular inflammation in a Phase 2 sub-study in psoriatic patients with cardiovascular risk.

In January 2021, we announced the dosing of the first patient in a randomized controlled Phase 2 study of VB-201 for the treatment of COVID-19. The study will assess the ability of VB-201 to prevent clinical deterioration and reduce morbidity and mortality in patients with severe COVID-19. Based on recent preclinical studies, we also believe that VB-201 and some second generation molecules such as VB-703 may have potential applicability for NASH and renal fibrosis.

In October 2017, we announced the opening of our new gene therapy pharmaceutical grade manufacturing plant in Modi’in, Israel. The facility was established to support the commercial supply of VB-111 for the first indication, if approved. The Modi’in facility is the first commercial-scale gene therapy manufacturing facility in Israel (20,000 sq. ft.). In July 2019, our facility was certified by a European Union (EU) Qualified Person (QP) as being in compliance with EU Good Manufacturing Practices (GMP). In November 2019 our facility was awarded by the Israeli Ministry of Health the Certificate of GMP Compliance of a Manufacturer.

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

In March 2019, we executed an exclusive option license agreement with an animal health company for the development of our proprietary anti-inflammatory molecule, VB-201, for veterinary use. We retain VB-201 rights for treatment of humans worldwide. Under the terms of the agreement, we have granted an exclusive option license to explore the potential of VB-201 for animal health indications. In consideration, we received an undisclosed up-front payment, and are entitled to receive additional development milestone payments. In April 2020, another milestone event under this agreement was reached, following which we received an undisclosed payment. If the option to license would be exercised, we will receive additional milestones and royalties on net sales.

In January 2021, we announced that we entered into an Ordinary Share Purchase Agreement with Aspire Capital Fund, LLC. Under the Agreement, Aspire has committed to purchase up to $20 million of our ordinary shares at our discretion from time to time during a 30-month period at prices based on the market price at the time of each sale. We will retain full control as to the timing and amount of any sale of ordinary shares to Aspire, subject to certain limitations specified in the Purchase Agreement. There are no warrants or other derivative securities associated with the transaction. We have the right to terminate the Purchase Agreement at any time without any additional cost or penalty.

Our Strategy

Our goal is to become a leading biopharmaceutical company focused on discovering, developing and commercializing innovative therapeutics that leverage our proprietary technologies for oncology and immune/inflammatory indications. We intend to achieve this goal by pursuing the following strategies:

●	Pursue regulatory approval for our lead oncology drug candidate, VB-111

We believe VB-111 has the potential for applications in various solid tumors. Currently, our focus is on development of VB-111 for platinum-resistant ovarian cancer. We launched the OVAL Phase 3 registration-enabling study for this indication in December 2017 and we expect to complete patient enrollment at the end of 2021 or in early 2022. OVAL is an event-driven study. We intend to advance VB-111 to additional cancer indications, either independently or through investigator-sponsored studies or strategic collaborations.

Based on the understanding that study regimen may be a key factor for VB-111 activity in rGBM, we believe the outcome of the GLOBE study will not necessarily have implications on the prospects for VB-111 in other regimens or tumor types. In March 2021, we announced that patient dosing has been initiated in a Phase 2 clinical trial investigating VB-111 for the treatment of rGBM. The Phase 2 study, sponsored by Dana-Farber Cancer Institute in collaboration with a group of top neuro-oncology US medical centers, will investigate neo-adjuvant and adjuvant treatment with VB-111 in rGBM patients undergoing a second surgery.

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

As we advance our pipeline of anti-cancer product candidates, we will evaluate opportunities to selectively form collaborative alliances for our non-oncology assets, such as the Lecinoxoids platform or the MOSPD2 mAbs for inflammation, to expand our capabilities and accelerate the development and commercialization of our oncology products. Accordingly, in March 2019, we announced a strategic exclusive option license agreement with one of the world-leading European animal health companies, for the development of VB-201 for veterinary use. We retain the VB-201 rights for treatment of humans, worldwide, as well as the global rights for other Lecinoxoids and VB-600 candidates. We engage in conversations with third parties to evaluate such potential collaborations on an ongoing basis.

●	Expand our manufacturing capacity to support clinical trials and possible commercialization of VB-111

We previously manufactured clinical quantities of VB-111 at our facility in Or-Yehuda, Israel and through a third party in the United States. In October 2017, we announced the opening of our new gene therapy manufacturing plant in Modi’in, Israel. In July 2019, our facility was certified by a European Union (EU) Qualified Person (QP) as being in compliance with EU Good Manufacturing Practices (GMP). This plant can be the first commercial facility for production of VB-111 if it receives regulatory approval. On the longer term, we intend to have more than one manufacturing site for VB-111, if regulatory approved.

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

Our VTS platform technology comprises three components, a viral vector, a promoter and a transgene:

1. Viral vector - a modified virus that is used as a delivery vehicle to distribute the promoter and the transgene throughout the body.

2. Promoter - our proprietary, genetically modified promoter, called PPE-1-3X, that specifically targets the endothelial cells of angiogenic blood vessels. When present in these cells, the promoter initiates the expression of the transgene.

3. Transgene - a genetic sequence designed to yield a specific biologic effect, the expression of which is directed by PPE-1-3X. The particular transgene will vary depending on the therapeutic objectives of the product candidate.

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

We have conducted preclinical studies in animal models of lung cancer, colon cancer, thyroid cancer, rGBM and melanoma. Based on those studies, and clinical results to date, we believe that VB-111 has anti-tumoral activity that may hold clinical promise and may be suitable for treatment of some solid tumors. We currently advance VB-111 in a randomized-controlled Phase 3 study in platinum-resistant ovarian cancer.

VB-111 Clinical Programs- Overview

We initially studied VB-111 in a Phase 1 “all comers” trial involving patients with multiple types of advanced metastatic cancer types, including thyroid cancer, neuroendocrine cancer, renal cell carcinoma and lung cancer. In that trial, VB-111 was well-tolerated and showed a dose-dependent extension in median overall survival across a range of tumor types. Based on these results, we decided to proceed with the development of VB-111 for rGBM, as well as to investigate VB-111 as a monotherapy for the treatment of thyroid cancer and, in combination with chemotherapy, for ovarian cancer. We have an open IND for VB-111 with the Office of Tissues and Advanced Therapies within FDA’s Center for Biologics Evaluation and Research.

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

In December 2016 we had an end-of-Phase 2 meeting with the FDA to discuss the clinical path of VB-111 in ovarian cancer. We reached agreement with the FDA on our clinical plan to proceed to a Phase 3 registration enabling study of VB-111 in platinum-resistant patients. We intend to advance VB-111 for this patient population, for which most current therapies fail to prolong patient survival, and in December 2017 announced the enrollment of the first patient in the OVAL registration enabling Phase 3 study of VB-111 in platinum-resistant ovarian cancer. The OVAL study is conducted in collaboration with the Gynecologic Oncology Group (GOG) Foundation, Inc., a leading organization for research excellence in the field of gynecologic malignancies.

The randomized, controlled, double-blind, Phase 3 OVAL international study in recurrent platinum-resistant ovarian cancer has been designed to enroll up to 400 adult patients at approximately 75 clinical sites in the United States, Europe, Israel and Japan. Patients are randomized 1:1 to VB-111 (1x1013 VPs once every 8 weeks) in combination with chemotherapy (80mg/m2 paclitaxel once weekly), or to placebo with chemotherapy. The primary endpoint is overall survival. Additional endpoints include objective response rate (ORR), PFS, CA-125, RECIST 1.1 response and patient reported outcome measures.

In March 2020, we announced results of a pre-specified interim analysis in the OVAL study, which reviewed unblinded data and assessed CA-125 response, measured according to the GCIG criteria, in the first 60 enrolled subjects evaluable for CA-125 analysis. Based on the overall response rate in the first 60 patients across both arms of 53%, and assuming balanced randomization and an absolute advantage of 10% or higher to the VB-111 arm, the response rate in the treatment arm (VB-111 in addition to weekly paclitaxel) was calculated to be 58% or higher. In patients who had post-dosing fever, which is a marker for VB-111 treatment, the response rate was 69%. The futility rule determined for this analysis was that the response rate of VB-111 must be greater than the response rate of placebo by at least 10% in order to continue the study. This rule was successfully met. Based on the results of the interim analysis, the DSMC recommended continuing the trial as planned. Results of the interim analysis were published in an international peer reviewed journal (Arend et al., Gynecol Oncol. 2021).

In August 2020, we announced that the DSMC completed its pre-planned review of unblinded Overall Survival (OS), response rate and safety data of the first 100 randomized patients with a follow-up of at least 3 months. The committee recommended that the study continue as planned. A subsequent DSMC pre-planned review of the OVAL study was announced in February 2021, with a dataset of 200 treated patients. The committee found no safety issues with the trial and recommended its continuation as planned.

The OVAL study is progressing according to plan. Periodic DSMC reviews in the OVAL study are planned twice a year. The next DSMC review is expected in the third quarter of 2021. We expect to complete patient enrollment in the OVAL study at the end of 2021 or in early 2022.

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

Three safety reviews were conducted during the GLOBE trial, by the independent DSMC. In December 2016, we announced that the DSMC reviewed the GLOBE safety data collected through a cutoff date in September 2016, and did not find any adverse events that would be cause for concern. As a result, the DSMC recommended that the study continue as planned. In April 2017, we announced that the committee reviewed the GLOBE safety data collected through a cutoff date in March 2017 and unanimously recommended that the study continue as planned. The third and final DSMC review took place in September 2017. The committee reviewed the GLOBE safety data, including mortality data, collected through a cutoff date in August 2017, and stated that they did not identify any safety concerns. The DSMC confirmed that no additional follow up will be necessary. Accordingly, the DSMC unanimously recommended that the study continue as planned, to completion.

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

Study results (Cloughesy et al. Neuro Oncol. 2019) attribute the contradictory outcomes between the Phase 2 and Phase 3 trials as being related to the lack of VB-111 monotherapy priming in the GLOBE study, providing clinical, mechanistic and radiographic support for this hypothesis. Notably, GLOBE data show improved outcomes associated with a post VB-111 fever reaction, similar to outcomes from previous VB-111 studies, providing support that fever is a potential biomarker for better survival with VB-111, secondary to the drug’s immunologic mechanism of action.

Based on the understanding that study regimen may be a key factor for VB-111 activity in rGBM, we believe the outcome of the GLOBE study will not necessarily have implications on the prospects for VB-111 in other regimens or tumor types. In March 2021, we announced that patient dosing has been initiated in a Phase 2 clinical trial investigating VB-111 for the treatment of rGBM. The Phase 2 study, sponsored by Dana-Farber Cancer Institute in collaboration with a group of top neuro-oncology US medical centers, will investigate neo-adjuvant and adjuvant treatment with VB-111 in rGBM patients undergoing a second surgery.

VB-111 Program in Thyroid Cancer

We conducted an exploratory Phase 2 clinical trial to evaluate safety and efficacy of VB-111 in advanced thyroid cancer. According to the National Cancer Institute (seer.cancer.gov), in 2017, there were an estimated 859,838 people living with thyroid cancer in the United States. The estimated number of new US cases of thyroid cancer in 2020 was 52,890. Most cases can be treated by surgery and radioactive iodine. If radioactive iodine is ineffective, other treatments are prescribed, such tyrosine kinase inhibitors and systemic chemotherapy. However, if such treatments are unsuccessful, the therapeutic options for patients are currently very limited. This subset of patients has an unmet need for novel therapeutic options. The estimated number of US deaths of thyroid cancer in 2020 was 2,180.

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

VB-111 Program in Colorectal Cancer

Based on support from preclinical data, which we presented at the American Society of Gene & Cell Therapy (ASGCT) conference in May 2017, and histological data in ovarian cancer showing the ability of VB-111 to recruit T-cells into ‘cold’ tumors, we believe that treatment with VB-111 may be further enhanced by addition of immune checkpoint inhibitors.

In February 2020, we announced the launch of a Phase 2 clinical trial of VB-111 in combination with nivolumab (Opdivo®), an immune checkpoint inhibitor, in the treatment of metastatic colorectal cancer under a Cooperative Research and Development Agreement (CRADA) between VBL and the National Cancer Institute (NCI). NCI serves as the IND sponsor for this study. The open label exploratory Phase 2 study will investigate if priming with VB-111 can drive immune cells into the tumor and turn the colorectal tumors from being immunologically “cold” to “hot.” Enrollment in this clinical trial started in September 2020. A preliminary readout in this study is expected in the first half of 2021.

Additional VTS Pipeline candidates

Our VTS platform technology enables systemic administration of gene therapy to either destroy or promote angiogenic blood vessels. Beyond VB-111, we have generated additional preclinical product candidates which utilize the same vector and promoter as in VB-111, yet comprise alternative functional transgenes. VB-511 is an anti-angiogenic candidate, while VB-211 and VB-411 are pro-angiogenic candidates that may be employed for ischemic conditions like peripheral vascular disease.

Expanding our Pipeline - The VB-600 series of monoclonal antibodies targeting MOSPD2 for Inflammation and Oncology

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

Classical mAbs for Inflammatory Indications

Our data show that MOSPD2 which is predominantly expressed on the surface of human monocytes, is essential for their migration. By inhibiting this protein, we seek to block this migration of monocytes to sites of inflammation, and accordingly to reduce inflammation and tissue damage.

At the ECTRIMS 2018 meeting, we presented the critical role of MOSPD2 in the development of multiple sclerosis (MS) and its potential as a novel target for treatment of inflammation in the Central Nervous System (CNS) and other organs. One of the key cell types that causes inflammation in MS is the monocyte. In MS, monocytes that circulate in the peripheral blood infiltrate into the CNS and play a key role in the inflammatory process, particularly through damaging the myelin coating which protects the nerve fibers, therefore leading to acute neurological symptoms. Using MOSPD2 knockout mice, our data show that MOSPD2 was critical for the development of the disease in the experimental autoimmune encephalomyelitis (EAE) model for MS, as knockout mice essentially do not develop the disease. Furthermore, we developed proprietary monoclonal antibodies against MOSPD2 that successfully prevented development of EAE, and also showed activity in treatment of the animals after the neurological symptoms had already appeared.

In September 2020, at the MS Virtual 2020 Meeting, we presented human proof-of-concept data that showed that our anti-MOSPD2 mAbs significantly inhibited migration of monocytes isolated from all MS patients included in the study (n=33) by up to 97% (p<0.001), regardless of disease severity, gender or active treatment. The activity was seen not only in the monocytes from relapsing-remitting patients, but also those from primary progressive and secondary progressive patients with high Expanded Disability Status Scale (EDSS) scores of 5.5-6.5. These clinical data are backed up by strong preclinical studies (Yacov et al., Clin Exp Immunol. 2020). We believe that our antibodies offer a novel mechanism for potential treatment of MS, through blocking the accumulation of monocytes/macrophages in the central nervous system, which is differentiated from the existing available treatments, which mostly target T and B cells.

In May 2020, we presented data at the Digestive Disease Week® (DDW) 2020 virtual meeting, demonstrating that treatment with anti-MOSPD2 antibody decreased inflammation and fibrosis in a NASH model and reduced the disease activity in a colitis model. Knockout of MOSPD2 also lead to reduction in liver fibrosis in a high-fat-high-carbohydrate model for NASH.

In June 2020, we presented data at the European League Against Rheumatism (EULAR) 2020 Congress, demonstrating the potential of anti-MOSPD2 mAbs for treatment of RA with differentiation from anti-TNF treatment. Data presented at Keystone symposia in February 2019 showed that mice in which the MOSPD2 gene was knocked out had minimal or no disease in the collagen antibody-induced arthritis model for RA.

We believe that antibodies targeting MOSPD2 have potential for treatment of various inflammatory indications, and are advancing our lead preclinical candidate VB-601 through IND-enabling studies. In September 2020, we announced the successful completion of a Type B pre-IND meeting with the FDA regarding our development plan for VB-601. Toxicology studies for VB-601 are currently underway. Submission of an IND for the clinical development of VB-601 is expected to occur in the first half of 2022.

Anti-MOSPD2 mAbs for Oncology Indications

We found that MOSPD2 was detected in the majority of cancerous organs, including colon, esophagus, liver and breast, where MOSPD2 seems to play a key role in cancer cell metastasis (Salem et al., Int J. Cancer 2019). Our preliminary data indicate that knock-out of MOSPD2 in tumor cells may reduce metastasis by 95% in some preclinical settings.

Based on these findings, our approach is to utilize MOSPD2 as a target for attacking tumor cells. We presented preclinical proof-of-concept for this approach in April 2018 at the AACR conference using a BiTE antibody, and in June 2020 using bi-specific full-IgG antibody candidates.

In October 2020, we announced that the European Patent Office (EPO) granted Patents #3328408 and #3328401, which cover VBL’s proprietary investigational anti-MOSPD2 monoclonal antibodies to treat inflammatory conditions and oncology conditions, respectively. The patents are expected to provide protection for VBL’s MOSPD2 antibodies for inflammation and cancer, until at least July 2036.

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

The inflammatory response is a complex physiologic process balancing both pro- and anti- inflammatory components that interact intimately with the body’s immune system. Oxidized phospholipids are instrumental in the interplay of these components that maintain equilibrium. When the inflammatory response is not adequately balanced, excess inflammation results and may cause both acute and chronic disease states. We believe that by identifying naturally occurring anti-inflammatory compounds and modifying them to enhance stability and activity we may achieve more physiologically balanced responses than other available anti-inflammatory therapies.

VB-201

Our lead Lecinoxoid-based product candidate, VB-201, was designed as an oral agent for the control of chronic inflammatory disorders. VB-201 is a Phase 2-stage immune-modulator that demonstrated activity in reducing vascular inflammation in a Phase 2 sub-study in psoriatic patients with cardiovascular risk. It was also clinically studied for psoriasis and ulcerative colitis, however, our data did not support further development for these indications. VB-201 has demonstrated tolerability in over 600 patients across eight clinical trials. We believe that VB-201 has potential in other disorders in which TLR-2 and TLR-4 or monocytes play a role, such as atherosclerosis, NASH/Liver fibrosis and renal fibrosis.

As monocytes/macrophages play a key role in the cytokine storm seen with COVID-19, targeting their accumulation in the lungs represents an encouraging strategy for curbing hyper-inflammation and tissue damage. In January 2021, we announced the dosing of the first patient in a randomized controlled Phase 2 study of VB-201 for the treatment of COVID-19. The study will assess the ability of VB-201 to prevent clinical deterioration and reduce morbidity and mortality in patients with severe COVID-19. This exploratory open-label study is designed to enroll 30 patients, randomized in equal ratio to VB-201 plus standard of care versus standard of care. The study is being conducted in Israel and is currently recruiting patients. For additional information see ClinicalTrials.gov Identifier: NCT04733833.

In March 2019, we executed an exclusive option license agreement with an animal health company for the development of our proprietary anti-inflammatory molecule, VB-201, for veterinary use. We retain VB-201 rights for treatment of humans worldwide. Under the terms of the agreement, we have granted an exclusive option license to explore the potential of VB-201 for animal health indications. In consideration, we received an undisclosed up-front payment, and are entitled to receive additional development milestone payments. In April 2020, another milestone event under this agreement was reached, following which we received an undisclosed payment. If the option to license would be exercised, we will receive additional milestones and royalties on net sales.

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

Patents

As of February 22, 2021, we had 203 granted patents and 30 applications pending worldwide for our oncology program and VTS platform technology and 166 granted patents and 10 patent applications pending worldwide for our anti-inflammatory program and Lecinoxoid family of compounds. For our MOSPD2 programs in oncology and immune/inflammation, we had 13 granted patents and 27 applications pending worldwide. Our lead VTS asset, VB-111, is covered by US granted patent extending to 2033 before any extensions. Our lead Lecinoxoid, VB-201, is protected by US granted composition-of-matter patent extending to 2027 before any extensions. In addition, we have granted patents and pending patent applications covering use of VB-201, VB-703 and additional Lecinoxoid for NASH and fibrosis indications that extend to the 2030s. We also have a pending patent application covering use of VB-201, VB-703 and additional Lecinoxoid for coronavirus indications that may extend, if granted, to the 2040s.

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

Manufacturing

We generally perform process development for our drug substance candidates and manufacture quantities of our drug candidates necessary to conduct preclinical studies and clinical trials of our drug candidates. We rely on third-party manufacturers to produce bulk drug substance required for our clinical trials and expect to continue to rely on third parties to manufacture clinical trial drug supplies for the foreseeable future. We also contract with additional third parties for the formulating, labeling, packaging, storage and distribution of the final drug products.

VB-111

Until late 2017, we manufactured the active pharmaceutical ingredient and the formulated drug product of VB-111 for the clinical development at our small-scale cGMP-compliant production facility in Or-Yehuda, Israel and pursuant to an arrangement with a third party in the United States.

In October 2017, we announced the opening of our new gene therapy manufacturing plant in Modi’in, Israel. This plant will be the commercial facility for production of the Company’s lead product candidate, VB-111, if approved. The site design enables modular expansion of the manufacturing capacity, to supply growing demand following commercialization. The Modi’in facility shall also enable us to comply with the restrictions of the Research Law and our undertaking to the OCS that an essential portion of our VB-111 production, and in any event not less than the majority of VB-111 production, will remain in Israel. In July 2019, our facility was certified by a European Union (EU) Qualified Person (QP) as being in compliance with EU Good Manufacturing Practices (GMP). In November 2019 our facility was awarded by the Israeli Ministry of Health the Certificate of GMP Compliance of a Manufacturer.

Employees

As of March 1, 2021, we employed 38 employees, including 30 in research and development, and 8 in general and administrative positions, and of which 12 employees have either MDs or PhDs. All of our employees are located in Israel. We believe our employee relations are good.

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

The audited financial statements for the years ended December 31, 2020, 2019 and 2018 and as of December 31, 2020 and 2019 in this Annual Report have been prepared in accordance with U.S. GAAP.

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

Our lead product candidate, VB-111, is a gene-based biologic that we are developing for solid tumor indications, and which we have advanced to programs for ovarian cancer, recurrent glioblastoma, or rGBM, an aggressive form of brain cancer, and thyroid cancer. We have obtained fast track designation for VB-111 in the United States for prolongation of survival in patients with glioblastoma that has recurred following treatment with standard chemotherapy and radiation. We have also received orphan drug designation for GBM in both the United States and Europe. VB-111 has also received an orphan designation for the treatment of ovarian cancer by the European Commission.

OVAL is our international Phase 3 randomized pivotal registration enabling clinical trial that compares a combination of VB-111 and paclitaxel to placebo plus paclitaxel, in patients with platinum-resistant ovarian cancer. The study is planned to enroll 400 patients. In March 2020, we announced the outcome of the planned interim analysis in the OVAL study. The OVAL independent Data Safety Monitoring Committee (DSMC) reviewed unblinded data and assessed CA-125 response, measured according to the GCIG criteria, in the first 60 enrolled subjects evaluable for CA-125 analysis. The DSMC confirmed that the study met the interim pre-specified efficacy criterion, of an absolute percentage advantage of 10% or higher CA-125 response rate for the VB-111 treatment arm, and recommended the study continue. The overall response rate in the first 60 randomized evaluable patients was 53%. Assuming a balanced randomization, the response rate in the treatment arm (VB-111 in addition to weekly paclitaxel) was 58% or higher. In patients who had post-dosing fever, which is a marker for VB-111 treatment, the response rate was 69%. Results of the interim analysis were published in a peer-review manuscript (Arend et al., Gynecol Oncol. 2021).

The following analysis of the OVAL study was conducted in August 2020. The DSMC reviewed unblinded overall survival (OS) data of the first 100 enrolled subjects with a follow-up of at least 3 months. The committee also looked at response rate and safety information. The DSMC recommended that the study continue as planned. The primary endpoint of the OVAL Phase 3 study is OS.

In February 2021, we announced the results of a subsequent DSMC pre-planned review of the OVAL study. The committee, which reviewed unblinded data of 200 treated patients, found no safety issues with the trial and recommended its continuation as planned. The next DSMC review in the OVAL study is expected in the third quarter of 2021. Our OVAL study is being conducted in collaboration with the GOG Foundation, Inc., a leading organization for research excellence in the field of gynecologic malignancies.

Final results from our Phase 1/2 clinical trial of VB-111 for recurrent platinum-resistant ovarian cancer were reported in June 2019 and published online in April 2020 (Arend et al., Gynecol Oncol. 2020). Data demonstrated a median OS of 498 days in the VB-111 therapeutic-dose arm, versus 172.5 days in the low-dose arm (p=0.03). 58% of evaluable patients treated with the therapeutic dose of VB-111 had a GCIG CA-125 response. VB-111 activity signals were seen despite unfavorable prognostic characteristics (48% platinum refractory disease and 52% previous treatment with anti-angiogenics). There was a trend for favorable survival in patients who had CA-125 decrease >50% in the VB-111 therapeutic-dose arm (808 vs. 351 days; p=0.067) implicating CA-125 as a potentially valuable biomarker for response to VB-111. Post treatment fever was also associated with a signal for improved survival (808 vs. 479 days; p=0.27).

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

Our Phase 3 GLOBE study in rGBM compared upfront concomitant administration of VB-111, without priming, and bevacizumab to bevacizumab monotherapy. The study, which enrolled a total of 256 patients in the US, Canada and Israel was conducted under a special protocol assessment, or SPA, agreement with the U.S. Food and Drug Administration, or FDA, with full endorsement by the Canadian Brain Tumor Consortium (CBTC). In this modified regimen, the treatment did not improve overall survival (OS) and PFS outcomes in rGBM. Study results (Cloughesy et al. Neuro Oncol. 2019) attribute the contradictory outcomes between the Phase 2 and Phase 3 trials as being related to the lack of VB-111 monotherapy priming in the GLOBE study, providing clinical, mechanistic and radiographic support for this hypothesis. Notably, GLOBE data show improved outcomes associated with a post VB-111 fever reaction, similar to outcomes from previous VB-111 studies, providing support that fever is a potential biomarker for better survival with VB-111, secondary to the drug’s immunologic mechanism of action. No new safety concerns associated with VB-111 have been identified in the study. We do not think that results of the GLOBE study will necessarily have implications on the prospects for VB-111 in other regimens or tumor types.

On March 1, 2021, we announced that patient dosing has been initiated in a Phase 2 clinical trial investigating VB-111 for the treatment of rGBM. The new Phase 2 study, sponsored by Dana-Farber Cancer Institute in collaboration with a group of top neuro-oncology US medical centers, will investigate neo-adjuvant and adjuvant treatment with VB-111 in rGBM patients undergoing a second surgery.

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

VB-111 is also being studied in combination with nivolumab, an anti-PD1 immune checkpoint inhibitor, in the treatment of metastatic colorectal cancer. The study is being sponsored by the U.S. National Cancer Institute under a Cooperative Research and Development Agreement, or CRADA. The open label exploratory Phase 2 study will investigate if priming with VB-111 can drive immune cells into the tumor and turn the colorectal tumors from being immunologically “cold” to “hot.” Enrollment in this clinical trial started in September 2020. A preliminary readout in this study is expected in the first half of 2021.

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

Over 300 patients were exposed to VB-111 in completed clinical trials and it has been observed to be well-tolerated. In December 2015, we have been granted a US composition of matter patents that provides intellectual property protection for VB-111 in the US until October 2033 before any patent term extension.

We are also conducting two parallel drug development programs that are exploring the potential of MOSPD2, a protein that we identified as a key regulator of cell motility, as a therapeutic target for inflammatory diseases and cancer.

For inflammatory applications, we are developing classical antibodies that are designed to bind and block MOSPD2 on immune cells. Our data show that MOSPD2, which is predominantly expressed on the surface of human monocytes, is essential for their migration. By inhibiting this protein, we seek to block this migration of monocytes to sites of inflammation, and accordingly to reduce inflammation and tissue damage. We believe that antibodies targeting MOSPD2 have potential for treatment of various inflammatory indications, and are advancing our lead preclinical candidate VB-601 through IND-enabling studies. In September 2020, we announced the successful completion of a Type B pre-IND meeting with the FDA regarding our development plan for VB-601. Toxicology studies for VB-601 are currently underway. Submission of an IND for the clinical development of VB-601 is expected to occur in the first half of 2022.

For oncology applications, we are developing antibodies aimed to kill tumor cells, based on MOSPD2 as a target whose expression is induced in multiple tumors. We found that MOSPD2 was detected in the majority of cancerous organs, including colon, esophagus, liver and breast, where MOSPD2 seems to play a key role in cancer cell metastasis (Salem et al., Int J. Cancer 2019). Given the specificity of MOSPD2 expression and its highly elevated expression in tumors, we believe MOSPD2 can serve as a novel target for immuno-oncology mediated therapy for cancer.

In October 2020, we announced that the European Patent Office (EPO) has granted Patents #3328408 and #3328401, which cover VBL’s proprietary investigational anti-MOSPD2 monoclonal antibodies to treat inflammatory conditions and oncology conditions, respectively. The patents are expected to provide protection for VBL’s MOSPD2 antibodies for inflammation and cancer, until at least July 2036.

We also have been conducting a program targeting anti-inflammatory diseases, based on the use of our Lecinoxoid platform technology. Lecinoxoids are a novel class of small molecules we developed that are structurally and functionally similar to naturally occurring molecules known to modulate inflammation. The lead product candidate from this program, VB-201, is a Phase 2-stage molecule that demonstrated efficacy in reducing vascular inflammation in a Phase 2 sub-study in psoriatic patients with cardiovascular risk. Due to business limitations associated with the heavy burden of developing medications for cardiovascular diseases, we chose to test it in psoriasis and ulcerative colitis; however, as we reported in February 2015, VB-201 failed to meet the primary endpoint in Phase 2 clinical trials for psoriasis and for ulcerative colitis.

In January 2021, we announced the dosing of the first patient in a randomized controlled Phase 2 study of VB-201 for the treatment of COVID-19. The study will assess the ability of VB-201 to prevent clinical deterioration and reduce morbidity and mortality in patients with severe COVID-19. Based on recent preclinical studies, we also believe that VB-201 and some second generation molecules such as VB-703 may have potential applicability for NASH and renal fibrosis.

In October 2017, we announced the opening of our new gene therapy pharmaceutical grade manufacturing plant in Modi’in, Israel. The facility was established to support the commercial supply of VB-111 for the first indication, if approved. The Modi’in facility is the first commercial-scale gene therapy manufacturing facility in Israel (20,000 sq. ft.). In July 2019, our facility was certified by a European Union (EU) Qualified Person (QP) as being in compliance with EU Good Manufacturing Practices (GMP). In November 2019 our facility was awarded by the Israeli Ministry of Health the Certificate of GMP Compliance of a Manufacturer.

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

In March 2019, we executed an exclusive option license agreement with an animal health company for the development of our proprietary anti-inflammatory molecule, VB-201, for veterinary use. We retain VB-201 rights for treatment of humans worldwide. Under the terms of the agreement, we have granted an exclusive option license to explore the potential of VB-201 for animal health indications. In consideration, we received an undisclosed up-front payment, and are entitled to receive additional development milestone payments. In April 2020, another milestone event under this agreement was reached, following which we received an undisclosed payment. If the option to license would be exercised, we will receive additional milestones and royalties on net sales.

In January 2021, we announced that we entered into an Ordinary Share Purchase Agreement with Aspire Capital Fund, LLC. Under the Agreement, Aspire has committed to purchase up to $20 million of our ordinary shares at our discretion from time to time during a 30-month period at prices based on the market price at the time of each sale. We will retain full control as to the timing and amount of any sale of ordinary shares to Aspire, subject to certain limitations specified in the Purchase Agreement. There are no warrants or other derivative securities associated with the transaction. We have the right to terminate the Purchase Agreement at any time without any additional cost or penalty.

We commenced operations in 2000, and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our VTS, MOSPD2 and Lecinoxoid platform technologies and developing our product candidates, including conducting preclinical studies for all three technologies and clinical trials of VB-111 and VB-201. To date, we have funded our operations through private sales of preferred shares, a convertible loan, public offering, revenues from licensing agreements and grants from the Israeli Office of Chief Scientist, or OCS, which has later transformed to the Israeli Innovation Authority, or IIA, under the Israel Encouragement of Research and Development in Industry, or the Research Law. We have no products that have received regulatory approval and accordingly have never generated regular revenue streams from sales of our products. Since our inception and through December 31, 2020, we had raised an aggregate of $275.8 million to fund our operations, of which $113.4 million was from sales of our equity securities, $40.5 from our initial public offering, or IPO, $15 million from a November 3, 2015 underwritten offering, approximately $24.0 million from a June 7, 2016 registered direct offering, $17.9 million from a November 16, 2017 underwritten offering, $15.5 million from a June 27, 2018 registered direct offering, $18.1 million from both a May 11, 2020 and May 13, 2020 registered direct offerings, $28.8 million from IIA grants and $2.6 million from at-the-market equity facility.

Since inception, we have incurred significant losses. For the years ended December 31, 2020, 2019 and 2018, our loss was $24.2 million, $19.4 million, and $20.5 million, respectively. We expect to continue to incur significant expenses and losses for at least the next several years. As of December 31, 2020, we had an accumulated deficit of $232.2 million. Our losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, the receipt of payments under any future collaborations we may enter into, and our expenditures on other research and development activities.

As of December 31, 2020, we had cash, cash equivalents, short-term bank deposits and restricted bank deposits of $30.8 million. To fund further operations, we may need to raise additional capital. We may seek to raise more capital to pursue additional activities, which may be through a combination of private and public equity offerings, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when we specifically need it or may not be available on terms that are favorable to us. As of March 1, 2021, we had 38 employees.

Financial Overview

Revenues and Cost of Revenues

Since inception, we generated cumulative revenues of approximately $15.9 million revenue from exclusive license agreements for the development, commercialization, and supply of VB-111 in Japan for all indications and an option to license agreement for the development of VB-201 for animal healthcare worldwide. The generated revenues comprise upfront and milestone payments. The cost of revenues associated with these payments was approximately $1.1 million. We do not expect to receive any other revenue from any product candidates that we develop unless and until we obtain regulatory approval and commercialize our products, meet regulatory milestones in relation to our existing collaborative agreements or enter into new collaborative agreements with third parties. For more detail on our revenue recognition treatment under US GAAP, refer to Note 1.m. to our Financial reports.

Research and Development Expenses

Research and development expenses consist of costs incurred for the development of our three platform technologies and our product candidates. Those expenses include:

●	employee-related expenses, including salaries and share-based compensation expenses for employees in research and development functions;

●	expenses incurred in operating our laboratories and small-scale manufacturing facility;

●	expenses incurred under agreements with CROs and investigative sites that conduct our clinical trials;

●	expenses relating to outsourced and contracted services, such as external laboratories, consulting and advisory services;

●	supply, development and manufacturing costs relating to clinical trial materials;

●	maintenance of facilities, depreciation and other expenses, which include direct and allocated expenses for rent and insurance; and

●	costs associated with preclinical and clinical activities.

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

Research expenses are recognized as incurred. An intangible asset arising from the development of our product candidates is recognized if certain capitalization conditions are met. As of December 31, 2020, we did not have any capitalized development costs.

We have received grants from the IIA as part of the research and development programs for our VTS and Lecinoxoid platform technologies. The requirements and restrictions for such grants are found in the Research Law. These grants are subject to repayment through future royalty payments on any products resulting from these research and development programs, including VB-111 and VB-201. Under the Research Law, royalties of 3% to 3.5% on the revenues derived from sales of products or services developed in whole or in part using these IIA grants are payable to the Israeli government. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest generally equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The total gross amount of grants actually received by us from the IIA, including accrued LIBOR interest as of December 31, 2020 and 2019, totaled $36.0 million and $33.4 million, respectively.

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

Financial expenses primarily consist of gains and losses due to fluctuations in foreign currency exchange rates.

Taxes on Income

We have not generated taxable income since our inception, and had carry forward tax losses as of December 31, 2020 of $198.1 million. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

The Company recognizes full valuation allowance since we do not expect taxable income.

Critical Accounting Policies and Significant Judgments and Estimates

This management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with US GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

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

The value of the transactions, measured as aforesaid, is expensed over the period during which the right of the employees and non-employees to exercise or receive the underlying equity instruments vests; commensurate with every periodic recognition of the expense, a corresponding increase is recorded to additional paid in capital, included under the Company’s equity (see also Note 9).

Clinical trial accruals

Clinical trial expenses are charged to research and development expense as incurred. The Company accrues for expenses resulting from obligations under contracts with clinical research organizations (CROs). The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided. The Company reflects the appropriate trial expense in the financial statements by matching the appropriate expenses with the period in which services and efforts are expended. As of December 31, 2020, the company had clinical accruals in the amount of approximately $1.8 million.

Lease

In determining the lease term, we consider all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options are only included in the lease term if the lease is reasonably certain to be extended. At initial recognition of lease liability, we used incremental borrowing rate, which is the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions (see also Note 5).

Results of Operations

Comparison of Years Ended December 31, 2020, 2019 and 2018 (in thousands)

				2020		2019
				Increase		Increase
	Year ended December 31,			(Decrease)		(Decrease)
	2020	2019	2018	$	%	$	%

Revenues	$922	562	585	$360	64%	$(23)	(4)%
Cost of Revenues	(394)	(222)	(255)	(172)	77%	33	(13)%
Gross profit	528	340	330	188	55%	10	3%
Expenses:
Research and development, gross	$21,125	$17,460	$17,193	$3,665	21%	$267	2%
Government grants	(1,469)	(2,746)	(2,015)	1,277	(47)%	(731)	36%
Research and development, net	$19,656	$14,714	$15,178	$4,942	34%	$(464)	(3)%
General and administrative	5,355	5,708	6,000	(353)	(6)%	(292)	(5)%
Marketing	-	-	397	-	0%	(397)	(100)%
Operating loss	24,483	20,082	21,245	4,401	22%	(1,163)	(5)%
Financial expense (income), net	(258)	(686)	(749)	428	(62)%	63	(8)%
Loss for the year	$24,225	$19,396	$20,496	$4,829	25%	$(1,100)	(5)%

Revenues

Revenues for the year ended December 31, 2020 were $922 thousand, compared to $562 thousand for the year ended in 2019 and $585 thousand for the year ended December 31, 2018, an increase of $360 thousand or 64% and a decrease of $23 thousand or 4%, respectively.

The Cost of revenues for the year ended December 31, 2020 were $394 thousand, compared to $222 thousand for the year ended in 2019 and $255 thousand for the year ended December 31, 2018. The cost of revenues is attributed to the labor costs and other expenses related to the performance obligations that were delivered during the period.

Research and development expenses, net

Research and development expenses are shown net of IIA grants. Research and development expenses, net for the year ended December 31, 2020 were $19.7 million, compared to $14.7 million for the year ended December 31, 2019 and $15.2 million for the year ended December 31, 2018, an increase of $4.9 million or 34% and a decrease of $0.5 million, or 3%, respectively.

The increase in research and development expenses, net, in 2020 was comprised of an increase of MOSPD2 and Ovarian Phase III activity for approximately $4.0 million in addition to a decrease in IIA grants received of approximately $1.3 million, offset mainly by payroll related costs for share-based compensation expense of approximately $0.3 million.

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

General and administrative expenses

General and administrative expenses for the year ended December 31, 2020 were $5.3 million, compared to $5.7 million for the year ended December 31, 2019 and $6.0 million for the year ended December 31, 2018, a decrease of $0.4 million or 6%, and a decrease of $0.3 million or 5%, respectively.

This decrease in 2020 is mainly attributed to share-based compensation expense and financial advisory costs. The decrease in 2019 is mainly attributed to share-based compensation expense.

Marketing expenses

No marketing expenses for the year ended December 31, 2020 and December 31, 2019. Marketing expenses for the year ended December 31, 2018 were $0.4 million.

Financial expense (income), net

Financial expense (income), net for the year ended December 31, 2020 was ($258) thousand, compared to ($686) thousand for the year ended December 31, 2019, and ($749) thousand for the year ended December 31, 2018, a decrease of $428 thousand or 62% in income, and a decrease in income of $63 thousand or 8%, respectively. The decrease in 2020 is mainly due lower interest rates received compared to 2019. The increase in 2019 is mainly due less favorable exchange rates in comparison to its preceding year.

Liquidity and Capital Resources

Since our inception and through December 31, 2020, we have raised a total of $113.4 million from sales of our equity securities before the initial public offering, $40.5 million gross in our initial public offering ($34.9 million net), $15.0 million from a November 3, 2015 underwritten offering ($13.6 million net), $24.0 million from a June 7, 2016 registered direct offering ($21.9 million net), $17.9 million from a November 16, 2017 underwritten offering, $15.5 million from a June 27 registered direct offering, $18.1 million from both a May 11, 2020 and May 13, 2020 registered direct offerings, $28.8 million from IIA grants and $2.6 million from at-the-market equity facility . Our primary uses of cash have been to fund working capital requirements and research and development, and we expect these will continue to represent our primary uses of cash. We intend to use our cash resources, together with the proceeds from the offerings described above, to advance clinical programs, working capital, and other general corporate purposes. We expect that our cash resources as of December 31, 2020 together with the additional cash from the exercise of outstanding warrants, ATM sales and share purchases by Aspire Capital after January 1, 2021, would provide sufficient funding for our operations into the fourth quarter of 2022.

On May 17, 2019, we entered into an Equity Distribution Agreement with Oppenheimer & Co. Inc., or Oppenheimer to offer and sell from time to time its ordinary shares, NIS 0.01 par value, having an aggregate offering price of up to $15,000,000 through Oppenheimer acting as its agent and/or principal. For the year ended December 31, 2020, we sold an aggregate of 812,470 ordinary shares under our at-the-market equity facility. The total consideration amounted to $1.0 million, net of issuance costs. Since January 1, 2021 through March 15, 2021, we have sold an aggregate of 1,285,366 ordinary shares under our at-the-market equity facility. The total consideration amounted to $3.5 million net of issuance costs. In addition, subsequent to December 2020, we received additional cash from the exercise of 4,861,906 warrants from our May 2020 registered direct offerings for approximately $7.0 million and from the share purchases of 800,000 shares from our January 14, 2021 ordinary share purchase agreement with Aspire Capital Fund, LLC. for approximately $1.8 million.

Funding Requirements

On December 31, 2020, we had cash, cash equivalents, short-term bank deposits and restricted bank deposit of $30.8 million and working capital of $24.5 million. We expect that our cash and cash equivalents and short-term bank deposits together with the additional cash from the exercise of outstanding warrants, ATM sales and share purchases by Aspire Capital after January 1, 2021, would provide sufficient funding for our operations into the fourth quarter of 2022. We are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the development of VB-111 and our other product candidates. Our future capital requirements will depend on many factors, including:

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

Cash Flows

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

	Year ended December 31,
	2020	2019	2018
	(in thousands)
Cash used in operating activities	$(23,378)	$(13,089)	$(15,680)
Cash generated from (used in) investing activities	9,891	(6,100)	24,733
Cash provided by (used in) financing activities	17,067	(359)	13,671
Net increase (decrease) in cash and cash equivalents and restricted cash	$3,580	$(19,548)	$22,724

Operating Activities

Cash used in operating activities for the year ended December 31, 2020 was $23.4 million and consisted of primarily net loss of $24.2 million arising primarily from research and development activities in addition to working capital changes of $2.1 million, partially offset by net aggregate non-cash charges of $2.9 million, comprised mostly of share based compensation at fair value and depreciation.

Cash used in operating activities for the year ended December 31, 2019 was $13.1 million and consisted of primarily net loss of $19.4 million arising primarily from research and development activities, partially offset by a net reduction of working capital of $1.6 million and net aggregate non-cash charges of $3.7 million, comprised mostly of share based compensation at fair value and depreciation.

Cash used in operating activities for the year ended December 31, 2018 was $15.7 million and consisted of primarily net loss of $20.5 million arising primarily from research and development activities in addition to a net reduction of working capital of $0.2 million, partially offset by net aggregate non-cash charges of $5.3 million, comprised mostly of share based compensation at fair value and depreciation.

Investing Activities

Net cash generated from investing activities was $9.9 million for the year ended December 31, 2020. This was primarily due to the maturity of short-term bank deposits.

Net cash used in investing activities was $6.1 million for the year ended December 31, 2019. This was primarily due to the purchases of short-term bank deposits.

Net cash generated from investing activities was $24.7 million for the year ended December 31, 2018. This was primarily due to the maturity of short-term bank deposits offset by the purchases of Property Plant & Equipment in relation to the new Modi’in facility.

Financing Activities

Net cash provided by financing activities was $17.1 million for the year ended December 31, 2020 was mainly the result of the net receipt of $16.4 million from the issuance of ordinary shares per the closing of the securities purchase agreements on May 7, 2020 and May 11, 2020.

Net cash used in financing activities was $0.4 million for the year ended December 31, 2019 was the result of lease payments.

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

Contractual Obligations and Commitments

We have obligations to make future payments to third parties that become due and payable on the achievement of certain development, regulatory and commercial milestones, such as the start of a clinical trial, filing of an NDA, approval by the FDA or product launch, or royalties upon sale of products. We have not included these commitments on our statements of financial position or in the table above because the achievement and timing of these milestones is not fixed and determinable. These potential future commitments include:

●	Agreement with the Contact Research Organization (CRO). In January 2015, the Company entered into an agreement with a CRO according to which it will receive project management, clinical development and other related services from the CRO for the execution of the Phase 3 rGBM clinical trial study in consideration for up to $18.7 million. Additional expenses related to changes in the study and in the estimated services involved were agreed upon and are being negotiated with the CRO during the execution of the study. Through December 31, 2020, expenses, comprised of the initial contract services plus the additional changes along the trial, in the total amount of $22.0 million were incurred.

●	Agreements with the Contact Research Organizations (CROs). In December 2017, the Company entered into agreements with a CROs according to which it will receive project management, clinical development and other related services from the CROs for the execution of the Phase 3 study in platinum-resistant ovarian cancer in consideration for approximately $31.0 million. Through December 31, 2020, expenses in the total amount of $13.5 million were incurred.

●	Agreement with Tel Hashomer. On February 3, 2013, we entered into an agreement with Tel Hashomer-Medical Research, Infrastructure and Services Ltd., or Tel Hashomer, a private company whose purpose is to promote the welfare of the Sheba Medical Center, or the Hospital, and Prof. Dror Harats, our chief executive officer. The agreement with Tel Hashomer resolved claims of the Hospital regarding the ownership of certain inventions and patent rights owned by us and developed in part by Prof. Harats and other inventors who were engaged by us and by the Hospital in parallel. The agreement provided us with a waiver of rights by the Hospital and Tel Hashomer in connection with intellectual property developed by these inventors prior to the date of the agreement. In consideration for the waiver, we undertook to pay 1% of any net sales of any product covered by the intellectual property covered under the agreement, which includes all of our current product candidates, and 2% of any consideration that we receive for granting a license or similar rights to this intellectual property. Such amounts will be recorded as part of our cost of revenues. In addition, upon the occurrence of an exit event such as a merger, sale of all shares or assets or the closing of an initial public offering, we are required to pay to Tel Hashomer 1% of the proceeds received by us or our shareholders as the case may be. In November 2014, following the completion of our IPO, we paid to Tel Hashomer the amount of $0.4 million. In November 2017, we entered into a license agreement. For the cash payment received to date in this transaction, we paid Tel Hashomer an additional $747 thousand royalty and all other payment obligations under this agreement will expire once we have paid an aggregate sum of NIS 100 million (approximately $29 million) to Tel Hashomer by way of pay out, exit proceeds and licensing consideration. Amounts previously paid as royalties on any net sales will not be taken into account when calculating this aggregate sum.

●	Agreement with Janssen Vaccines & Prevention B.V. On April 15, 2011, we entered into a Commercial License Agreement with Janssen Vaccines & Prevention B.V., or Janssen, for incorporating the adenovirus 5 in VB- 111 and other drug candidates for cancer for consideration including the following potential future payments:

■	an annual license fee of € 100,000 ($123,000), continuing until the termination of the agreement, which will occur upon (i) the later of the expiration date of the last related patent or 10 years from the first commercial sale of VB-111 or (ii) the termination of the agreement by us, which is permitted, upon three months’ written advance notice to Janssen;

■	a milestone payment of € 400,000 ($492,000) upon receipt of the first regulatory approval for the marketing of the first indication for each product covered under the agreement; and

■	royalties of 0.5%-2.0% on net sales.

●	In October 2016, we entered into a long-term lease contract for approximately $2.2 million over 7 years commencing May 2017 for a new facility in Modi’in, Israel with the option to extend for an additional two periods of three years each. The site houses the Company’s local biological drugs manufacturing facility, headquarters, discovery research and clinical development. Through December 31, 2020, expenses in the total amount of approximately $1.3 million were incurred.

There are no limits or caps on the amount of potential royalties. Pursuant to the agreement, the Company has the right to terminate the agreement by giving Janssen Vaccines & Prevention B.V. three months’ written notice.

●	Participation by the IIA. We receive grants from the IIA, as part of the oncology and anti-inflammatory research and development programs. The requirements and restrictions for such grants are set forth in the Research Law. These grants are subject to repayment through future royalty payments on sales of any products resulting from these research and development programs, including VB-111 and VB-201. Under the Research Law, we are obligated to pay royalties of 3% to 3.5%. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest generally equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The total gross amount of grants actually received by us from the IIA as of December 31, 2020 totaled approximately $28.8 million, and the balance of the principal and interest in respect of our commitments for future payments to the IIA totaled approximately $36.0 million license agreement. To date, we have paid the IIA in relation to our licenses agreement royalties of approximately $0.5 million.

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

Safe Harbor

See “Cautionary Note Regarding Forward-Looking Statements” in the introduction to this Annual Report.

Item 6. Directors, Senior Management and Employees

Executive Officers and Directors

The following table sets forth certain information relating to our executive officers and directors, including their ages as of February 1, 2021. Unless otherwise stated, the address for our directors and executive officers is c/o Vascular Biogenics Ltd., 8 Hasatat St. Modi’in, Israel.

Name	Age	Position
Executive Officers and Director
Dror Harats (3)	64	Chief Executive Officer and Director
Amos Ron	65	Chief Financial Officer and Company Secretary
Erez Feige	47	Vice President, Business Operations
Tami Rachmilewitz	51	Vice President, Clinical Development
Eyal Breitbart	54	Vice President, Research and Operations
Naamit Sher	66	Vice President, Drug Development
Ayelet Horn	50	General Counsel
Non-Executive Directors
Bennett M. Shapiro (1)(3)(4)	81	Chairman and Director
Marc Kozin (1)(3)(4)	59	Vice Chairman and Director
Ruth Alon (2)(3)(4)	69	Director
Ruth Arnon (1)(4)	88	Director
Shmuel (Muli) Ben Zvi (1)(2)(4)	60	Director
Ron Cohen (3)(4)	65	Director
David Hastings (2)(4)	59	Director

(1)	Member of the compensation committee.
(2)	Member of the audit committee.
(3)	Member of the nominating and corporate governance committee.
(4)	Independent director under the rules of the NASDAQ Stock Market.

Executive Officers

Prof. Dror Harats founded our company in 2000 and has served as our chief executive officer since January 2001. He has been a member of our board of directors since January 2001. Prof. Harats is the Chairman of the Bert W. Strassburger Lipid Center and chair of the R&D division at the Chaim Sheba Medical Center at Tel Hashomer and chairman of its Institute Review Board. Prof. Harats received his M.D. from Hadassah Medical School at the Hebrew University of Jerusalem, Israel, following which he conducted post-doctoral work at the University of California, San Francisco. Prof. Harats is also a Professor of Medicine in the Departments of Internal Medicine and Biochemistry at the Sackler Faculty of Medicine of Tel-Aviv University, Israel. Prof. Harats has also served as a visiting scientist at Syntax Discovery Research. Prof. Harats currently serves as an observer on the board of directors of Art Healthcare Ltd. We believe Prof. Harats is qualified to serve on our board of directors because of his extensive technical and industry experience, as well as his knowledge of our company.

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

Non-Executive Directors

Dr. Bennett M. Shapiro, M.D. has served on our board of directors since September 2004 and as Chairman since 2007. In addition to serving on our board of directors, Dr. Shapiro has been a senior partner at Puretech Ventures, an innovation enterprise, since 2004, and as chairman from 2009-2015; he continued as a Non-Executive Director of PureTech HealthPLC-PRTC until 2020. From 1990 to 2003, Dr. Shapiro served as executive vice president, Merck Research Laboratories. Prior to that, from 1970 to 1990, Dr. Shapiro was a professor of the Department of Biochemistry at the University of Washington and served as chairman from 1985 to 1990. Prior to joining the University of Washington, from 1965 to 1970 Dr. Shapiro served as a research associate, then section head, in the Laboratory of Biochemistry of the National Heart Institute of the U.S. National Institutes of Health. Dr. Shapiro has served as an external director on the board of directors of Momenta Pharmaceuticals from 2003-2016, various private companies, and the Drugs for Neglected Diseases Initiative, an independent, non-profit drug development partnership. Dr. Shapiro previously served on the board of directors of Celera Corporation prior to its acquisition by Quest Diagnostics Inc. Dr. Shapiro received his B.S. in chemistry from Dickinson College and his M.D. from Jefferson Medical College. Dr. Shapiro has been a Guggenheim Fellow, a fellow of the Japan Society for the Promotion of Science and a visiting professor at the University of Nice. We believe Dr. Shapiro is qualified to serve on our board of directors because of his extensive technical and industry background, and his experience serving on boards of directors of companies in our industry, including public companies.

Marc Kozin joined our board in October 2020 as Vice Chairman. Mr. Kozin has three decades of industry expertise advising biopharmaceutical, life sciences and medtech companies. He is currently the Chairman of the Strategy Advisory Board of HealthCare Royalty Partners (HCR), a leading investment firm in healthcare, providing royalty monetization and senior debt. Previously, Mr. Kozin was a career strategy consultant, having served as President of L.E.K. Consulting’s North American practice from 1997 to 2012. He began his career at L.E.K. in 1987 by helping establish the Boston office and led the development of L.E.K.’s industry leading life science strategic planning practice. Mr. Kozin has served on over a dozen Boards in a variety of roles and on all committees. He is currently the Lead Independent Director and serves on the Compensation Committee of UFP Technologies (Nasdaq: UFPT). He serves as Director and Chairman of the Compensation Committee for Dicerna Pharmaceuticals (Nasdaq: DRNA). Previously, he served on the boards of Endocyte and Dyax. Mr. Kozin has served as Director of The Greenlight Fund, a non-profit focused on improving the lives of inner city children in families, since 2017. He was also on the Board of Governors at New England Medical Center and the Board of DukeEngage for several years. He received a BS in Economics from Duke University in 1983 and an MBA in Finance from The Wharton School in 1987. We believe Mr. Kozin is qualified to serve on our board of directors because of his extensive industry and business background.

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

Dr. Shmuel (Muli) Ben Zvi joined our board in September 2018. Dr. Ben Zvi is currently a board member at Bank Leumi, the second largest bank in Israel, risk management, information technologies and technological innovations, strategy, prospectuses, procedures and investments committees. Dr. Ben Zvi is also a board member of SOL-GEL Technologies (NASDAQ SLGL) and a member of the audit and compensation committees. From 2004 to 2014, Dr. Ben Zvi held various managerial positions at Teva Pharmaceuticals Industries Ltd., dual listed on Nasdaq and the TASE, including VP Finance and VP Strategy. From 2000 to 2004, Dr. Ben Zvi was the financial advisor to the Chief of General Staff of the Israel Defense Forces and head of the Defense Ministry budget department. Dr. Ben Zvi holds a Ph.D. in economics from Tel-Aviv University, Israel and participated in the Harvard Business School Advanced Management Program (AMP).

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

Oncology Experts

Ovarian Cancer

Angeles Alvarez Secord, MD, Duke University

Rebecca C. Arend, MD, University of Alabama at Birmingham

Antonio Casado Herraez, MD, PhD, Hospital Clínico San Carlos, Madrid, Spain

Thomas Herzog, MD, University of Cincinnati Cancer Institute

Jonathan A. Ledermann, MD, UCL Cancer Institute, UK

Bradley J. Monk, MD, FACS, FACOG, Univ. of Arizona & Creighton Univ.

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

Andrew J. Brenner, MD, PhD, The University of Texas Health Science Center

Nicholas Butowski, MD, University of California

Timothy Cloughesy, MD, UCLA

Patrick Y. Wen, MD, Dana-Farber Cancer Institute

Additional Experts

Catrin Ball-Rosen

Marc Buyse, Sc.D.

Ronald Goldblum, M.D.

Melanie Hartsough, PhD

Susan Jerian, M.D.

Iftekhar Mahmood, Ph.D

David Smolin, Ph.D.

Compensation of Executive Officers and Directors

The aggregate compensation paid by us to our current directors and executive officers, including share based compensation, for the year ended December 31, 2020, was $3.6 million. This amount includes any amounts set aside or accrued to provide pension, severance, retirement, annual leave and recuperation or similar benefits or expenses. It does not include any business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel. The above also includes the provision for bonuses for the year ended December 31, 2019 in the amount of $0.4 million. As of December 31, 2020, options and RSU’s to purchase an aggregate of 5,316,656 ordinary shares granted to our directors and executive officers were outstanding under the Employee Share Ownership and Option Plan (2000), or the 2000 Plan, and the Employee Share Ownership and Option Plan (2011), or the 2011 Plan, and the Employee Share Ownership and Option Plan (2014), or the 2014 Plan at a weighted average exercise price of $2.24 per share.

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

Under our amended and restated articles of association, our board of directors must consist of at least three and not more than nine directors, including the external directors. Our board of directors currently consists of eight directors. Following the adoption by the Company of certain reliefs provided under the Companies Law, the Company is exempt from the requirement to appoint external directors and the individuals formerly appointed as external directors continue to serve as part of our board of directors until the end of their term and may be removed from office in the same manner as any other director. We have only one class of directors.

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

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise (as defined in the Companies Law). In accordance with the exemption available to certain Israeli public companies, whose shares are traded on NASDAQ, our board of directors elected not to follow the requirements of Companies Law with regard to the appointment of directors with accounting and financial expertise as defined in the Companies Law, and instead, to follow the NASDAQ rules applicable to US domestic companies with respect to the financial expertise of the directors. The exemption applies as long as the Company has no controlling shareholder, is in compliance with applicable US law and regulations and complies with the NASDAQ rules applicable to US domestic companies with respect to the appointment of independent directors and to the composition of the compensation and audit committees. Our board may further resolve at any time that we shall no longer follow the reliefs and in such event, we shall be required to appoint directors with accounting and financial expertise as defined in the Companies Law. Our board of directors has determined that the minimum number of directors who are required to have accounting and financial expertise is one.

External Directors

Under the Companies Law, a public company is required to have at least two directors who qualify as external directors. In accordance with the exemption available to certain Israeli public companies, whose shares are traded on NASDAQ and which do not have a controlling shareholder (the “Exemption to Foreign-listed Israeli Companies”), our board of directors elected not to follow the requirements of Companies Law with regard to the appointment of “external directors” as defined in the Companies Law, and instead, to follow the NASDAQ rules applicable to US domestic companies with respect to the appointment of independent directors. The exemption applies as long as the Company has no controlling shareholder, is in compliance with applicable US law and regulations and complies with the NASDAQ rules applicable to US domestic companies with respect to the appointment of independent directors and to the composition of the compensation and audit committees. Our board may further resolve at any time that we shall no longer follow the reliefs or determine that we are no longer in compliance with the requirements of such exemption, and in such event, we shall be required to appoint two directors as external directors.

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

Our audit committee may not approve any actions requiring its approval (see- “Approval of Related Party Transactions Under Israeli Law”), unless at the time of approval a majority of the committee’s members are present, which majority consists of unaffiliated directors.

Compensation Committee

Our compensation committee consists of Dr. Ben Shapiro, of Marc Kozin, of Dr. Shmuel Ben-Zvi and of Dr. Ruth Arnon. Dr. Ben Shapiro serves as the chairman of the compensation committee. The members of our compensation committee are independent under the NASDAQ listing requirements.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Dr. Shapiro, Dr. Cohen, Mr. Marc Kozin, Ms. Alon and Prof. Harats and is chaired by Dr. Shapiro. Each of the members of our nominating and corporate governance committee, except for Prof. Harats are independent under the listing requirements of The NASDAQ Global Market.

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

Employees

As of March 1, 2021, we employed 38 employees, including 30 in research and development, and 8 in general and administrative positions, and of which 12 employees have either MDs or PhDs. All of our employees are located in Israel. We believe our employee relations are good.

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

As of March 1, 2021, our directors and executive officers hold, in the aggregate, options, warrants and RSU’s outstanding for 5,348,588 ordinary shares.

These options have an average exercise price of $2.22 per share and have expiration dates generally twenty years after the grant date of the option.

2,963,942 options and warrants are exercisable as of March 1, 2021 and have a weighted average exercise price of $2.95 per share.

Equity Compensation Plans

The 2000 Plan, the 2011 Plan and the 2014 Plan, allow us to grant options to purchase our ordinary shares to our directors, officers, employees, consultants, advisers and service providers. The option plans are intended to enhance our ability to attract and retain desirable individuals by increasing their ownership interests in us. We no longer intend to grant options under the 2000 Plan or the 2011 Plan, and the remaining shares reserved for future grants under the option plans will constitute the initial share reserve for the 2014 Plan. Additionally, upon the expiration of options granted under the 2000 Plan or the 2011 Plan, the ordinary shares underlying such expired options will increase the pool reserved for allocation under the 2014 Plan. As of March 1, 2021, we had reserved an aggregate of 9,507,693 ordinary shares under the option plans. As of March 1, 2021, options and warrants to purchase an aggregate of 7,527,126 ordinary shares were outstanding and options to purchase 650,993 ordinary shares had been exercised.

The plans are designed to reflect the provisions of the Israeli Income Tax Ordinance [New Version]-1961, as amended, mainly Sections 102 and 3(i), of the Ordinance, which affords certain tax advantages to Israeli employees, officers and directors that are granted options in accordance with its terms.

Section 102 of the Ordinance allows employees, directors and officers, who are not controlling shareholders and who are Israeli residents, to receive favorable tax treatment for compensation in the form of shares or options. Section 102 of the Ordinance includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, which provides the most favorable tax treatment for grantees, permits the issuance to a trustee under the “capital gains track.” In order to comply with the terms of the capital gains track, all options granted under a specific plan and subject to the provisions of Section 102 of the Ordinance, as well as the shares issued upon exercise of such options and other shares received following any realization of rights with respect to such options, such as share dividends and share splits, must be registered in the name of a trustee selected by the board of directors and held in trust for the benefit of the relevant employee, director or officer. The trustee may not release these options or shares to the relevant grantee before the second anniversary of the registration of the options in the name of the trustee. However, under this track, we are not allowed to deduct an expense with respect to the issuance of the options or shares. Section 3(i) does not provide for a similar tax benefit.

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

Employee Share Ownership and Option Plan (2014)

In June 2014, we adopted and obtained shareholder approval for our 2014 Plan and the U.S. Appendix thereto. The 2014 Plan provides for the grant of options, restricted shares, restricted share units and other share- based awards to our directors, employees, officers, consultants, advisors and service providers, among others and to any other person whose services are considered valuable to us. Following the approval of the 2014 Plan by the Israeli tax authorities, we will only grant options or other equity incentive awards under the 2014 Plan, although previously-granted options and awards will continue to be governed by our 2000 Plan and 2011 Plan. The initial reserved pool under the 2014 Plan was 928,288 ordinary shares, and was adjusted as set forth in the 2014 Plan, including an automatic annual increase on January 1 of each year such that the number of shares issuable under the 2014 Plan will equal 4% of our issued and outstanding share capital on a fully diluted basis on each such January 1, or a lesser number of shares determined by the board of directors. As of March 1, 2021, the outstanding reserved pool under the 2014 Plan stands on 1,969,999.

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

In general, when an option holder’s employment or service with us terminates, his or her option will no longer continue to vest following termination, and the holder may exercise any vested options for a period of 90 days following termination without cause. If an option holder’s employment with us terminates due to disability (as determined by the board of directors) or if the termination of employment results from his or her death, then the option holder or his or her estate (as applicable) has twelve months to exercise the option. If an option holder retires from our company, then, with the approval of the board of directors, the option holder or his or her estate (as applicable) has six months to exercise the option. If termination of employment results from cause, his or her outstanding options will expire upon termination. No option may be exercised after its scheduled expiration date.

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

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 1, 2021:

●	each person or entity known by us to own beneficially more than 5% of our outstanding ordinary shares;

●	each of our executive officers and directors individually; and

●	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of December 31, 2020 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 55,134,735 ordinary shares outstanding as of March 1, 2021.

According to our transfer agent, as of February 14, 2021 there were 12 record holders of our ordinary shares, of which two record holders were located in the United States. None of our shareholders has different voting rights from other shareholders.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned. Unless otherwise indicated, the address of each beneficial owner is c/o Vascular Biogenics Ltd., 8 HaSatat St., Modi’in, Israel 7178106.

Number of
	Ordinary Shares	Percentage of
Name	Beneficially Owned	Ownership
5% Shareholders
Thai Lee Family Trust (1)	9,961,396	17.46%
Aurum Ventures M.K.I. Ltd (2)	6,839,059	12.13%
Victor Leo (3)	3,619,048	6.36%
Executive Officers and Directors
Prof. Dror Harats (4)	2,002,142	3.55%
Dr. Bennett M. Shapiro	-	*

Prof. Ruth Arnon	-	*
Ms. Ruth Alon	-	*
Dr. Ron Cohen	-	*
Marc Kozin	-	*
David Hastings	-	*
Dr. Shmuel (Muli) Ben Zvi	-	*
Mr. Amos Ron	-	*
Dr. Erez Feige	-	*
Dr. Eyal Breitbart	-	*
Dr. Naamit Sher	-	*
Dr. Tamar Rachmilewitz	-	*
Adv. Ayelet Horn	-	*
All directors and executive officers as a group (14 individuals total)(5)	4,016,270	6.91%

* Less than 1%

(1)	Consists of (i) 3,959,865 ordinary shares held directly by Thai Lee (ii) 4,096,769 ordinary shares held by the Thai Lee Family Trust (the “Trust”) and (iii) 1,904,762 warrants to purchase ordinary shares exercisable as of March 1, 2021 held by the Trust. Thai Lee exercises voting and investment power over the Thai Lee Family Trust. As such, Ms. Lee may be deemed to have beneficial ownership over our shares held by the Thai Lee Family Trust. The 9,961,396 shares issuable upon the full exercise of a warrant. Such warrant is only exercisable to the extent that the holder thereof, together with its affiliates, would beneficially own no more than 19.99% of the outstanding ordinary after giving effect to such exercise (the “Lee Beneficial Ownership Limitation”). As a result of the Lee Beneficial Ownership Limitation, the number of shares that may be issued to the holder upon exercise of the warrant may change depending upon changes in the number of our outstanding ordinary shares. The address of the Thai Lee Family Trust is 290 Davidson Avenue Somerset, NJ 0887.

(2)	Consists of (i) 5,569,218 ordinary shares and (ii) 1,269,841 warrants to purchase ordinary shares exercisable as of March 1, 2021 held directly by Aurum Ventures M.K.I. Ltd. Voting and investment power over such shares are vested with Mr. Morris Kahn, who controls Aurum Ventures M.K.I. Ltd. As such, Mr. Kahn may be deemed to have beneficial ownership over our shares held by Aurum Ventures M.K.I. Ltd. The address of Aurum Ventures M.K.I. Ltd. is 16 Abba Hillel Silver Rd., Ramat Gan, 5250608, Israel.

(3)	Consists of (i) 1,809,524 ordinary shares and (ii) 1,809,524 warrants to purchase ordinary shares exercisable as of March 1, 2021 held directly by Victor Leo. The address for Victor Leo is 70 Rainey Street, #3302, Austin, TX 78701.

(4)	Consists of (a) 723,801 outstanding shares held by or for Prof. Harats; (b) options to purchase 1,246,409 shares exercisable as of March 1, 2021; and (c) warrants for 31,932 shares exercisable as of March 1, 2021.

(5)	Consists of (a) options to purchase 2,932,010 shares exercisable as of March 1, 2021; (b) warrants for 31,932 shares exercisable as of March 1, 2021; and (c) 1,052,328 outstanding shares.

Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we are party since January 1, 2019.

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

On March 13, 2021, the last reported sale price of our ordinary shares on the Nasdaq Global Market was $1.64 per share.

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

A special tender offer must be extended to all shareholders of a company, but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) outstanding shares representing at least 5% of the voting power of the company will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, controlling shareholders, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

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

Tax Benefits Under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to companies under the Investment Law prior to 2011, subject to certain exceptions, and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not wholly-owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, in 2014 and thereafter a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise unless the Preferred Enterprise is located in development zone A, in which case the rate will be 9%. This latter rate was reduced to 7.5% as of January 1, 2017. It should be noted that the classification of income generated from the provision of usage rights in know-how or software that were developed in the Preferred Enterprise, as well as royalty income received with respect to such usage, as Preferred Enterprise income may be subject to the issuance of a pre-ruling from the Israel Tax Authority stipulating that such income is associated with the productive activity of the Preferred Enterprise in Israel.

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

We believe that we were not a PFIC for our 2020 taxable year. However, we expect that unless and until we generate sufficient revenue from active licensing and other non-passive sources and otherwise satisfy the asset test above, we will be treated as a PFIC in future taxable years.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of foreign currency exchange rates. Approximately 33% of our expenses in 2020 were denominated in New Israeli Shekels. Changes of 5% in the US$/NIS exchange rate will increase or decrease the operating expenses by up to 1%.

Foreign Currency Risk

Fluctuations in exchange rates, especially the NIS against the U.S. dollar, may affect our results, as some of our assets are linked to NIS, as are some of our liabilities. In addition, the fluctuation in the NIS exchange rate against the U.S. dollar may impact our results, as a portion of our operating costs are NIS denominated.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar at year end:

Period	%
Year ended December 31, 2020	(6.97)%
Year ended December 31, 2019	(7.79)%
Year ended December 31, 2018	8.10%

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

Not applicable.

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

Our management, including our CEO and CFO, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of the Company’s internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the results of this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2020.

This annual report does not include an attestation report of the Company’s registered public accounting firm because management’s report was not subject to attestation by our independent registered public accounting firm because, as a non-accelerated filer, we are exempt from this requirement.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees billed by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Ltd., our independent registered public accounting firm:

	Year Ended December 31,
	2020	2019
	(in thousands)
Service rendered
Audit Fees (1)	$225.0	$145.0
Audit-Related Fees (2)	-	-
Tax Fees (3)	8.0	5.0
All Other Fees	-	-

Total	$233.0	$150.0

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide, including work regarding the public listing or offering during 2019 and 2020.
(2)	Audit related services relate to reports to the IIA.
(3)	Tax fees relate to tax compliance, planning and advice.

Our board of directors reviews and pre-approves all audit services and permitted non-audit services (including the fees and other terms) to be provided by our independent auditors.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

In the year ended December 31, 2020, some equity securities were purchased by affiliated purchasers:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May be Purchased Under the Plans or Programs

5/11/2020	3,174,603	$1.58	3,174,603	3,174,603 expires on November 11, 2021

11/24/2020-11/30/2020	83,000	$1.19

12/01/2020-12/18/2020	144,000	$1.50

Total	3,401,603		3,174,603

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

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Vascular Biogenics Ltd. (the “Company”) as of December 31, 2020 and 2019, and the related statements of net loss and comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019 , and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the financial statements and (ii) involved our especially challenging, subjective, or complex judgments. We determined there are no critical audit matters.

/s/ Kesselman & Kesselman

Certified Public Accountants (Isr.)

A member of PricewaterhouseCoopers International Limited

Tel Aviv, Israel

 March 25, 2021

We have served as the Company’s auditor since 2001.

Kesselman & Kesselman, Derech Menachem Begin 146 Tel Aviv-Yafo 6492103 Israel,

P.O Box 7187 Tel-Aviv 6107120 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

VASCULAR BIOGENICS LTD.

STATEMENTS OF FINANCIAL POSITION

	December 31
	2020	2019
	U.S. dollars in thousands
ASSETS
Current assets:
Cash and cash equivalents	$13,184	$9,436
Restricted bank deposits	151	-
Short-term bank deposits	17,110	27,100
Trade receivables	129	-
Other current assets	1,419	1,241
Total current assets	31,993	37,777

Non-current assets:
Restricted bank deposits	$362	506
Long-term prepaid expenses	241	300
Funds in respect of employee rights upon retirement	354	318
Property, plant and equipment, net	6,632	7,775
Operating lease right-of-use assets	2,124	2,329
Total non-current assets	9,713	11,228
Total assets	$41,706	$49,005

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable:
Trade	$1,960	$3,330
Other	4,275	4,176
Deferred revenue	725	386
Current maturity of operating leases	393	385
Current maturity of finance lease liability	106	389
Total current liabilities	7,459	$8,666

Non-current liabilities:
Liability for employee rights upon retirement	474	426
Deferred revenue	704	1,723
Operating lease liability	2,029	2,068
Finance lease liability	-	99
Other non-current liability	123	-
Total non-current liabilities	3,330	4,316
Total liabilities	$10,789	$12,982

Commitments (Note 8)
Shareholders’ equity:
Ordinary shares, NIS 0.01 par value; Authorized as of December 31, 2020 and 2019, 150,000,000 and 70,000,000 shares, respectively; issued and outstanding as of December 31, 2020 and 2019, 48,187,463 and 35,882,928 shares, respectively	108	73
Additional paid in capital	252,561	235,974
Warrants	10,401	7,904
Accumulated deficit	(232,153)	(207,928)
Total equity	30,917	36,023
Total liabilities and equity	$41,706	$49,005

The accompanying notes are an integral part of the financial statements.

VASCULAR BIOGENICS LTD.

STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share and per share amounts)

	Year ended December 31
	2020	2019	2018
	U.S. dollars in thousands
Revenues	$922	$562	$585
Cost of revenues	(394)	(222)	(255)
Gross profit	528	340	330

Research and development expenses, net	19,656	14,714	15,178
Marketing expenses	-	-	397
General and administrative expenses	5,355	5,708	6,000
Operating loss	24,483	20,082	21,245

Financial income	(363)	(870)	(908)
Interest expenses	105	184	159
Financial (income), net	(258)	(686)	(749)

Net loss and comprehensive loss	$24,225	$19,396	$20,496

	U.S. dollars
Loss per ordinary share
Basic and diluted	$0.55	$0.54	$0.62

	Number of shares
Weighted average ordinary shares outstanding
Basic and diluted	43,668,155	35,881,256	32,969,094

The accompanying notes are an integral part of the financial statements.

VASCULAR BIOGENICS LTD.

 STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of ordinary	Ordinary shares	Additional paid in capital	Warrants	Accumulated deficit	Total equity
	shares	U.S. dollars in thousands
Balance at January 1, 2018	29,879,323	$57	$221,055	$2,960	$(168,036)	$56,036
Changes during the year ended December 31, 2018:
Net loss	-	-	-	-	(20,496)	(20,496)
Exercise of options by employees	97,043	*	34	-	-	34
Issuance of ordinary shares and warrants, net of issuance costs in an amount of $1,775 thousand	5,904,762	16	8,765	4,944	-	13,725
Share-based compensation	-	-	3,867	-	-	3,867
Balance at December 31, 2018	35,881,128	73	233,721	7,904	(188,532)	53,166
Changes during the year ended December 31, 2019:
Net loss	-	-	-	-	(19,396)	(19,396)
Issuance of ordinary shares	1,800	*	2	-	-	2
Share-based compensation	-	-	2,251	-	-	2,251
Balance at December 31, 2019	35,882,928	73	235,974	7,904	(207,928)	36,023
Changes during the year ended December 31, 2020:
Net loss	-	-	-	-	(24,225)	(24,225)
Issuance of ordinary shares and warrants, net of issuance costs of $1,674 thousands	12,304,535	35	13,110	4,313	-	17,458
Expired warrants		-	1,816	(1,816)	-	-
Share-based compensation	-	-	1,661	-	-	1,661
Balance at December 31, 2020	48,187,463	$108	$252,561	$10,401	$(232,153)	$30,917

* Amount less than $1 thousand

VASCULAR BIOGENICS LTD.

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2020	2019	2018
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(24,225)	$(19,396)	$(20,496)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,194	$1,219	1,156
Interest income	48	61	(57)
Net changes in operating leases	174	241	(60)
Loss from sale of property and equipment	-	-	47
Interest expenses on leases	9	54	-
Exchange losses (gains) on cash and cash equivalents	(175)	(143)	71
Changes in accrued liability for employee rights upon retirement	12	6	13
Share-based compensation	1,661	2,251	3,867
Changes in operating assets and liabilities:
Decrease (increase) in other current assets and long-term prepaid expenses	(119)	(381)	2,502
Decrease (increase) in trade receivables	(129)	-	55
Increase (decrease) in accounts payable:
Trade	(1,370)	2,136	(1,691)
Other (including other non-current liability)	222	1,307	(502)
Decrease in deferred revenue	(680)	(444)	(585)
Net cash used in operating activities	$(23,378)	$(13,089)	$(15,680)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(51)	(73)	(2,229)
Proceeds from sale of property and equipment	-	-	4
Investment in short-term bank deposits	(41,085)	(63,027)	(21,000)
Maturity of short-term bank deposits	51,027	57,000	47,958
Net cash provided by (used in) investing activities	$9,891	$(6,100)	$24,733

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of options by employees	-	-	34
Proceeds from issuance of ordinary shares and warrants, net of issuance costs	17,458	2	13,725
Finance lease payments	(391)	(361)	(88)
Net cash provided by (used in) financing activities	$17,067	$(359)	$13,671

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	3,580	(19,548)	22,724
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	9,942	29,347	6,694
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	175	143	(71)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$13,697	$9,942	$29,347

SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS:
Non cash activity - Purchase of property and equipment in payables	$-	$-	$796
Right of use assets obtained in exchange for new operating lease liabilities	$230	$28	$-

RECONCILIATION OF CASH, CASH EQUIVALENTS, AND RESTRICTED CASH REPORTED IN THE STATEMENT OF FINANCIAL POSITION
Cash and cash equivalents	13,184	9,436	29,347
Restricted bank deposits	151	-	-
Restricted bank deposits included in non-current assets	362	506	-
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	13,697	9,942	29,347

SUPPLEMENTARY DISCLOSURE ON CASH FLOWS
Interest received	$416	$927	$849
Interest paid	$(9)	$(20)	$(22)

The accompanying notes are an integral part of the financial statements.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES:

a. General

Vascular Biogenics Ltd. (the “Company” or VBL) was incorporated on January 27, 2000. The Company is a late-stage clinical biopharmaceutical company focused on the discovery, development and commercialization of first-inclass treatments for cancer and immune/inflammatory indications. VB-111 (ofranergene obadenovec), a Phase 3 drug candidate, is the lead product candidate in the Company’s cancer program.

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

The Company is engaged in an exclusive license agreement with NanoCarrier Co., Ltd. (hereinafter - “The License Agreement”) for the development, commercialization, and supply of ofranergene obadenovec (“VB-111”) in Japan for all indications, see notes 1(m) and 7.

In March 2019, the Company entered into an exclusive option license agreement with an animal health company for the development of VB-201 for veterinary use, see note 7.

Since inception, the Company has incurred significant losses, and it expects to continue to incur significant expenses and losses for at least the next several years. As of December 31, 2020, the Company had an accumulated deficit of $232.2 million. The Company’s losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of its clinical trials, the receipt of payments under any future collaboration agreements it may enter into, and its expenditures on other research and development activities.

As of December 31, 2020, the Company had cash, cash equivalents, short-term bank deposits and restricted cash of $30.8 million. The Company may seek to raise more capital to pursue additional activities. The Company may seek these funds through a combination of private and public equity offerings, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when the Company needs it or may not be available on terms that are favorable to the Company.

b. Basis of preparation of the financial statements

The Company’s financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Prior to 2020, the Company prepared its financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), as permitted in the United States (“U.S.”) based on the Company’s status as a foreign private issuer as defined by the U.S. Securities and Exchange Commission (the “SEC”). During 2020, the Company decided to adopt the US GAAP to better accommodate with the expectation of the US based investors and capital markets. There were no material IFRS to US GAAP adjustments made upon adoption of US GAAP.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

c. Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results may differ from those estimates.

d. Functional and presentation currency:

1) Functional and presentation currency

The U.S. dollar (“dollar”) is the currency of the primary economic environment in which the operations of the Company are conducted. Accordingly, the functional currency of the Company is the dollar.

2) Transactions and balances

Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items in the statements of operations (indicated below), the following exchange rates are used: (i) for transactions - exchange rates at transaction dates or average rates; and (ii) for other items (derived from non-monetary balance sheet items such as depreciation and amortization, etc.) - historical exchange rates.

All foreign exchange gains and losses are presented in the statements of operations within financial income or expenses.

e. Cash, cash equivalents and restricted cash deposits

The Company considers as cash equivalents all short-term, highly liquid investments, which include short-term bank deposits with original maturities of three months or less from the date of purchase that are not restricted as to withdrawal or use and are readily convertible to known amounts of cash, in addition to restricted cash required to be set aside by operating and financial lease contractual agreements recorded in current assets and non-current assets, respectively, on the balance sheet.

f. Property, plant and equipment:

1) All property and equipment (including leasehold improvements) are stated at cost less accumulated depreciation and impairment. Cost includes expenditures that are directly attributable to the acquisition of the items.

Repairs and maintenance are charged to the statement of operations during the period in which they are incurred.

2) The assets are depreciated using the straight-line method to allocate their cost over their estimated useful lives. Annual rates of depreciation are as follows:

%
Laboratory equipment	9-15
Computers	25-33
Office furniture and equipment	7

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

Leasehold improvements are depreciated using the straight-line method over the shorter of the term of the lease or the estimated useful life of the improvements.

3) Gains and losses on disposals are determined by comparing proceeds with the associated carrying amount. These are included in the statements of operations.

g. Impairment of long-lived assets

Assets that are subject to depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of expected future cash flows (undiscounted and without interest charges) of the assets is less than the carrying amount of such assets, an impairment loss would be recognized. The assets would be written down to their estimated fair values, calculated based on the present value of expected future cash flows (discounted cash flows), or some other fair value measure.

Through December 31, 2020, no impairment has been recognized.

h. Deferred income tax

Deferred taxes are recognized using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

A valuation allowance is recognized to the extent that it is more likely than not that the deferred taxes will not be realized in the foreseeable future. Given the Company’s losses, the Company has provided a full valuation allowance with respect to its deferred tax assets.

i. Uncertainty in income tax

The Company follows a two-step approach in recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the available evidence indicates that it is more likely than not that the position will be sustained based on technical merits. If this threshold is met, the second step is to measure the tax position as the largest amount that has more than a 50% likelihood of being realized upon ultimate settlement.

j. Employee benefits:

a. Post-employment benefit obligation

Israeli labor laws and the Company’s agreements require the Company to pay retirement benefits to employees terminated or leaving their employment in certain other circumstances. Most of the Company’s employees are covered by a defined contribution plan under Section 14 of the Israel Severance Pay Law from the beginning of their employment with the Company.

With respect to the remaining employees, which are not covered by a defined contribution plan under Section 14 of the Israel Severance Pay Law only from January 1, 2010, the Company records a liability in its balance sheet.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

b. Vacation and recreation pay

Under Israeli law, each employee is entitled to vacation days and recreation pay, both computed on an annual basis. The entitlement is based on the length of the employment period. The Company recognizes a liability and an expense for vacation and recreation pay based on the entitlement of each employee.

k. Share-based compensation

The Company accounts for employees’ and directors’ share-based payment awards classified as equity awards using the grant-date fair value method. The fair value of share-based payment transactions is recognized as an expense over the requisite service period.

The Company elected to recognize compensation costs for awards conditioned only on continued service that have a graded vesting schedule using the accelerated method over the related service period.

Share based payments to employees and directors were measured by reference to the fair value of the options and restricted share (hereinafter “RSUs”) granted at date of grant.

Until December 31, 2018, when options and RSUs were granted as consideration for services provided by consultants and other non-employees, the grant was accounted for based on the fair value of the consideration received or the fair value of the awards issued, whichever was more reliably measurable. The fair value of the awards granted was measured on a final basis at the end of the related service period and recognized over the related service period using the straight-line method.

After the adoption of ASU 2018-07 on January 1, 2019, fair value of all grants of options and RSUs is determined by reference to their fair value at date of grant.

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

The Company has elected to recognize forfeitures as they occur

l. Contingencies:

Certain conditions may exist as of the date of the financial statements, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is recorded as accrued expenses in the Company’s financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material are disclosed.

As of December 31, 2020, no contingent liabilities have been recognized.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

m. Revenue from contracts with customers:

General

The Company recognized revenues from the License Agreement according to ASC 606, “Revenues from Contracts with Customers”.

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

Revenues from licensing agreement

According to ASC 606, a performance obligation is a promise to provide a distinct good or service or a series of distinct goods or services. A good or service promised to a customer is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract.

The Company has identified two performance obligations in The License Agreement: (1) Grant of the license and use of its IP; and (2) Company’s participation and consulting assistance services. In addition, there is a potential performance obligation regarding future manufacturing.

ASC 606 defines the ‘Transaction Price’ as the amount of consideration to which the entity expects to be entitled in exchange for transferring the promised goods or services to a customer. The Company estimates the standalone selling prices of the services to be provided based on expected cost-plus margin approach and uses the residual approach to estimate the selling price of the license.

The Grant of the license and use of its IP performance obligation considered to be a right to use IP in accordance with ASC 606. Therefore, revenue is recognized at a point in time, upon transfer of control over the license to the licensee.

The Company’s participation and consulting assistance services performance obligation is recognized as revenue over the service period, based on input method, which is costs incurred and labor hours expended.

The transaction price contains variable consideration contingent upon the licensee achieving certain milestones, as well as sales-based royalties, in accordance with the relevant agreement. Variable payments, contingent on achieving additional milestones, are included in the transaction price based on most likely amount method. Amounts included in the transaction price are recognized only when it is probable that a significant reversal of cumulative revenues will not occur, usually upon achievement of the specific milestone, in accordance with the relevant agreement. Sales-based royalties are not included in the transaction price. Rather, they are recognized as the related sale occurs, due to the specific exception of ASC 606 for sales-based royalties in licensing of intellectual properties.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

n. Research and development expenses:

Research and development expenses include costs directly attributable to the conduct of research and development programs, including the cost of clinical trials, clinical trial supplies, salaries, share-based compensation expenses, payroll taxes and other employee benefits, lab expenses, consumable equipment and consulting fees. All costs associated with research and developments are expensed as incurred.

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

o. Government grants

Government grants, which are received from the Israeli Innovation Authority or IIA (formerly known as the Israeli Office of Chief Scientist, or the “OCS”) by way of participation in research and development that is conducted by the Company, are received in installments as the program progresses based on qualified research spending. Grants received are recognized when the grant becomes receivable, provided there was reasonable assurance that the Company will comply with the conditions attached to the grant and there was reasonable assurance the grant will be received.

The grant is deducted from the research and development expenses as the applicable costs are incurred. Research and development expenses, net for the years ended December 31, 2020, 2019 and 2018, include participation in research and development expenses in the amount of approximately $1.4 million, $2.7 million and $2 million, respectively.

p. Leases

Until December 31, 2018

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the statements of operations on a straight-line basis over the period of the lease.

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

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

After January 1, 2019

In February 2016, the FASB issued a new standard, ASC 842, related to leases to increase transparency and comparability among organizations by requiring the recognition of ROU assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The Company adopted the standard as of January 1, 2019, using the simplified transition approach, therefore did not restate comparative amounts for the year prior to first adoption. The new standard resulted in an increase of $2.7 million in operating lease ROU assets and corresponding liabilities on the Company’s balance sheet and did not have a material impact on the Company’s statement of income or statement of cash flows.

Under ASC 842, the Company determines if an arrangement is a lease at inception. Upon initial recognition, the Company recognizes a liability at the present value of the lease payments to be made over the lease term, and concurrently recognizes a ROU asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments, plus initial direct costs incurred in respect of the lease. Since the interest rate implicit in the lease is not readily determinable, the incremental borrowing rate of the Company is used. The subsequent measurement depends on whether the lease is classified as finance lease or an operating lease.

For operating leases, after lease commencement, the Company measures the lease liability at the present value of the remaining lease payments using the discount rate determined at lease commencement. The Company subsequently measures the ROU asset at the present value of the remaining lease payments, adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term and any unamortized initial direct costs. Further, the Company will recognize lease expense on a straight-line basis over the lease term.

For finance leases, after lease commencement, the Company measures the lease liability by increasing the carrying amount to reflect interest on the lease liability and reducing the carrying amount to reflect the lease payments made during the period. The Company measures the ROU assets at cost less any accumulated amortization and any accumulated impairment losses. The Company amortizes the ROU asset on a straight-line basis over approximately 7 years, unless another systematic basis better represents the pattern in which the Company expects to consume the ROU asset’s future economic benefits.

q. Segment reporting

An operating segment is defined as a component that engages in business activities whose operating results are reviewed by the chief operating decision maker for the purpose of assessing performance and allocating resources and for which discrete financial information is available. The Company operates in one operating segment.

r. Loss per Ordinary Share

Basic loss per share is calculated by dividing the net loss by the weighted average number of Ordinary Shares issued and outstanding during the year. Diluted loss per share is based upon the weighted average number of ordinary shares and of ordinary shares equivalents outstanding when dilutive. Ordinary share equivalents include outstanding stock options and warrants which are included under the treasury stock method when dilutive. The dilutive potential shares were not taken into account in computing loss per share in 2020, 2019 and 2018 as their effect would not have been dilutive.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

s. Concentration of credit risks

Credit and interest risk arise from cash and cash equivalents and deposits with banks. A substantial portion of the liquid instruments of the Company are invested in short-term deposits in a leading Israeli bank. The Company estimates that since the liquid instruments are mainly invested for short-term and with a highly rated institution, the credit and interest risk associated with these balances is immaterial.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 – FAIR VALUE MEASUREMENTS

The different levels of valuation of financial instruments are defined as follows:

Level 1	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2	Observable prices that are based on inputs not quoted on active markets, but corroborated by market data or active market data of similar or identical assets or liabilities.

Level 3	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

As of December 31, 2020, and 2019, the fair value of financial instruments (cash and cash equivalents, short term bank deposits, other current assets and accounts payable) are approximate to their carrying value.

NOTE 3 – SHORT-TERM BANK DEPOSITS

The bank deposits in 2020 of $17,110 thousand are for terms of three months to one year and carry interest at annual rates of 0.01%-0.75%. The bank deposits in 2019 of $27,100 thousand are for terms of three months to one year and carry interest at annual rates of 1.87%-2.15%.

NOTE 4 – PROPERTY AND EQUIPMENT

	December 31
	2020	2019
	(in thousands)
Cost:
Laboratory equipment*	$4,705	$4,667
Computers	304	291
Office furniture and equipment	198	198
Leasehold improvements	$6,653	6,653
	$11,860	$11,809
Less:
Accumulated depreciation	$5,228	$4,034
Property and Equipment, net	$6,632	$7,775

*Laboratory equipment category includes the finance lease (see also Note 5) with cost of $1.1 million as of December 31, 2020 and 2019. The related accumulated depreciation for the finance lease as of December 31, 2020 and 2019 is $0.5 million and $0.3 million, respectively.

Depreciation expense totaled $1,194 thousand, $1,219 thousand and $1,156 thousand for the years ended December 31, 2020, December 31, 2019 and December 31, 2018, respectively.

During the years ended December 31, 2020 and December 31, 2019, the Company did not dispose of any fixed assets.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 5 – LEASES

Operating lease

1)	In October 2016, the Company entered into a long-term lease contract for approximately $2.2 million over 7 years commencing May 2017 for a new facility in Modi’in, Israel with the option to extend for an additional two periods of three years each. The site houses the Company’s local biological drugs manufacturing facility, headquarters, discovery research and clinical development. A restricted deposit for $362 thousand has been set aside for the Modi’in facility lease and is included in non-current assets on the balance sheet.

2)	The Company maintains operating lease agreements for vehicles it uses. The lease periods are generally for three years.

Finance Lease

In July 2017, the Company entered into a long-term lease contract for approximately $1.1 million over 3 years commencing April 2018 for a laboratory water purification system. The restricted deposits for $151 thousand have been set aside for the water purification system and is included in current assets on the balance sheet.

Prior to the implementation of ASC 842, leases were accounted for in accordance with ASC 840.

The following table sets forth data regarding the Company’s leases:

	Year ended December 31,
	2020	2019
	(in thousands)
Lease cost
Finance lease cost:
Amortization of right-of-use assets	$168	$168
Interest on lease liabilities	9	20
Operating lease cost	535	554

Other information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$391	$361
Operating cash flows from operating leases	$530	$506
Financing cash flows from finance leases	$9	$20
Right-of-use assets obtained in exchange for new operating lease liabilities	$230	$200
Weighted-average remaining lease term - finance leases	0.25	1.25
Weighted-average remaining lease term - operating leases	5.92	7.01

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 5 – LEASES (continued):

	Year ended December 31,
	2020	2019

Weighted-average discount rate - finance leases	3.0%	3.0%
Weighted-average discount rate - operating leases	4.1%	4.2%

Future minimum lease payments under non-cancellable leases as of December 31, 2020 were as follows:

	Operating Leases	Finance Leases
	(Dollars in thousands)
Year ending December 31,
2021	$487	$106
2022	466	-
2023	415	-
2024	406	-
2025	420	-
Thereafter	561	-
Total future minimum lease payments	2,755	106
Less imputed interest	(333)	-
Total	$2,422	$106

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 6 – SEVERANCE PAY OBLIGATIONS

Israeli law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Israel pension and severance pay liability to employees are covered mainly by regular deposits with recognized pension and severance pay funds under the employees’ names and by purchase of insurance policies.

Most of the Company’s employees are covered by a defined contribution plan under Section 14 of the Israel Severance Pay Law. According to the plan, the Company regularly makes payments to severance pay or pension funds without having a legal or constructive obligation to pay further contributions if the funds does not hold sufficient assets to pay all employees in the plan the benefits relating to employee service in the current and prior periods. Neither severance pay liability nor severance pay fund under Section 14 for such employees is recorded on the Company’s balance sheet as the Company’s relieved of its obligation upon contribution.

For certain Israeli employees, the Company accrued severance pay liability, calculated pursuant to Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date (the “Shut-Down method”). The liability is recorded as if it was payable at each balance sheet date on an undiscounted basis

The Company’s liability with respect to Israeli employees’ is covered by monthly deposits with severance pay funds. The value of the deposited funds is based on the cash surrender value of these policies and includes profits (or loss) accumulated through the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to Israeli Severance Pay Law or labor agreements. The amounts funded are presented separately in the balance sheet as funds in respect of employees’ rights upon retirement.

During the five-year period following December 31, 2020, the Company expects to pay future benefits to two employees upon each such employee’s normal retirement age. The Company anticipates that the benefits payable will be approximately $75 thousands.

The amounts of severance pay expenses were approximately $225 thousand, $221 thousand and $191 thousand for each of the years ended December 31, 2020, 2019 and 2018, respectively, of which approximately $225 thousand, $221 thousand and $191 thousand in the years ended December 31, 2020, 2019 and 2018, respectively, were in respect of the Contribution Plans. Gain on amounts funded in respect of employee rights upon retirement for the years ended December 31, 2020, 2019 and 2018 was immaterial.

The Company expects to contribute approximately $225 thousand in the year ending December 31, 2020 to insurance companies in connection with its severance liabilities for its operations for that year, approximately $225 thousand of which will be contributed to one or more Contribution Plans.

The above amounts were determined based on the employees’ current salary rates and the number of years’ service that will have been accumulated at their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before reaching their normal retirement age.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 7 – LICENSE AND SUPPLY AGREEMENTS

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

As part of the Agreement, the Company received an immaterial non-refundable and non-creditable upfront payment recognized as revenues during 2019. In addition, the Company is entitled to receive an immaterial amount upon the achievement of a milestone event.

The performance obligation relating to the Company’s participation and consulting assistance services during the development period is recognized over the service period. During 2020, 2019 and 2018 the Company recognized revenue in an amount of $0.9 million, $0.6 million and $0.6 million, respectively related to the Company’s participation and consulting assistance services of VB-111 in Japan for all indications and from the option to license agreement for the development of VB-201 for animal healthcare worldwide. Out of the consideration received in the License Agreement as of December 31, 2020, the Company has deferred revenue in the amount of $1.4 million in 2020 ($0.7 million is classified within current liabilities, and $0.7 million is classified within non-current liabilities, which will be recognized until 2022).

All revenues recognized in 2018 were related to the Company’s participation and consulting assistance services. Revenues recognized in 2020 and 2019 were related to the Company’s participation and consulting assistance services from the License Agreement and from the option to license agreement for the development of VB-201 for animal healthcare worldwide. The major part of revenues recognized in 2020 were included in the opening balance of the deferred revenue in the statements of financial position.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 8 – COMMITMENTS:

a.	In April 2011, the Company executed a Commercial License Agreement with Janssen Vaccines & Prevention B.V. (“Janssen”), for incorporating the adenovirus 5 in VB-111 and other drug candidates for cancer for consideration including the following potential future payments:

●	an annual license fee of €100 thousand ($123 thousand) that is linked to Consumer Price Index (in 2020, 2019 and 2018 the Company paid $132 thousand, $138 thousand and $144 thousand, respectively), continuing until the termination of the agreement, which will occur upon (i) the later of the expiration date of the last related patent or 10 years from the first commercial sale of VB-111 or (ii) the termination of the agreement by the Company, which is permitted, upon three months’ written advance notice to Janssen;

●	a milestone payment of €400 thousand ($492 thousand) upon receipt of the first regulatory approval for the marketing of the first indication for each product covered under the agreement; and

●	royalties of 0.5%-2.0% on net sales.

There are no limits or caps on the amount of potential royalties. Pursuant to the agreement, the Company has the right to terminate the agreement by giving Janssen three months’ written notice.

b.	In February 2013, the Company entered into an agreement with Tel Hashomer-Medical Research, Infrastructure and Services Ltd. (“Tel Hashomer”). The agreement with Tel Hashomer provides that the Company will pay 1% of any net sales of any product covered by the intellectual property covered under the agreement and 2% of any consideration received by the Company for granting a license or similar rights to such intellectual property. Such amounts will be recorded as part of the Company’s cost of revenues. In addition, upon the occurrence of an exit event such as a merger, sale of all shares or assets or the closing of an initial public offering such as the IPO, the Company is required to pay to Tel Hashomer 1% of the proceeds received by the Company or its shareholders as the case may be. Royalty and all other payment obligations under this agreement will expire once the Company has paid an aggregate sum of NIS 100 million (approximately $29 million) to Tel Hashomer by way of pay out, exit proceeds and licensing consideration. Amounts previously paid as royalties on any net sales will not be taken into account when calculating this aggregate sum. Amounts payable upon occurrence of an exit event are not considered to be probable until actual occurrence. Upon occurrence of such event, as such event does not represent a substantive milestone with regard to the Company’s intellectual property, the amount to be paid is recorded in the Statement of operations under research and development costs.

Until December 31, 2020, the Company paid Tel Hashomer a total amount of $747 thousand in consideration for the payments received for granting the licenses or similar rights to this intellectual property.

c.	The Company is committed to pay royalties to the Government of Israel on proceeds from sales of products in the research and development of which the Government participates by way of grants. At time the grants were received, successful development of the related project was not assumed. In the case of failure of the project that was partly financed by the Government of Israel, the Company is not obligated to pay any such royalties. Under the terms of the Company’s funding from the Israeli Government, royalties of 3%-3.5% are payable on sales of products developed from projects so funded up to 100% of the amount of the grant received by the Company (dollar linked) with the addition of an annual interest based on Libor. As of December 31, 2020, the total additional royalty amount that may be payable by the Company, before the additional Libor interest, is approximately $28.8 million ($36.0 million including interest). To date, the Company has paid the IIA in relation to its licenses agreement royalties of approximately $0.5 million.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 8 – COMMITMENTS (continued):

In addition, under the Research Law, the Company is prohibited from transferring, including by way of license, the IIA-financed technologies and related intellectual property rights and know-how outside of the State of Israel, except under limited circumstances and only with the approval of the IIA Research Committee. The Company may not receive the required approvals for any proposed transfer and, even if received, may be required to pay the IIA a portion of the consideration that it receives upon any sale of such technology to a non-Israeli entity up to 600% of the grant amounts plus interest.

NOTE 9 – SHARE CAPITAL:

a.	The Ordinary Shares confer upon their holders the following rights: (i) the right to vote in any general meeting of the Company; (ii) the right to receive dividends; and (iii) the right to receive upon liquidation of the Company a sum equal to the nominal value of the share, and if a surplus remains, to receive such surplus.

b.	On June 25, 2018, the Company entered into securities purchase agreements related to the registered direct offering of an aggregate of 5,904,762 ordinary shares, NIS 0.01 nominal value, at a purchase price of $2.50 per share and accompanying short-term warrants to purchase up to 2,952,381 ordinary shares and long-term warrants to purchase up to 2,952,381 ordinary shares at an additional purchase price per warrant combination of $0.125. The combined offering price of each ordinary share and accompanying warrants is $2.625 per unit for aggregate gross proceeds of approximately $15.5 million. The ordinary shares and the warrants are immediately separable and were issued separately. The net proceeds from this offering, which closed on June 27, 2018 were $13.7 million after deducting the underwriting discounts and commissions and offering costs payable by the Company. The short-term and long-term warrants are exercisable immediately after issuance and will expire on January 6, 2020 and June 26, 2022, respectively at an exercise price of $2.51 and $3.00 per one ordinary share, respectively. The fair value of the separable warrants on the date of purchase was computed using the Black-Scholes model. The underlying data used for computing the fair value of the short-term and long-term warrants are mainly as follows: ordinary share price based on the share’s price at the stock market on June 25, 2018: $2.40; expected volatility based on Company historical trade: 88.0% and 109%; risk-free interest rate: 2.279% and 2.715% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the warrants); expected dividend: zero; and expected life to exercise of 1.5 years and 4.0 years, respectively. The consideration was allocated between ordinary shares and warrants based on the ratio of the warrants’ fair value and the ordinary share price.

On January 6, 2020, 2,952,381 short-term warrants related to June 25, 2018 registered direct offering were expired.

c.	On May 17, 2019, the Company entered into an Equity Distribution Agreement with Oppenheimer & Co. Inc., or Oppenheimer to offer and sell from time to time its ordinary shares, NIS 0.01 par value, having an aggregate offering price of up to $15,000,000 through Oppenheimer acting as its agent and/or principal. For the year-ended December 31, 2020, the Company sold an aggregate of 812,470 ordinary shares under its at-the-market equity facility. The total consideration amounted to $1,034 thousand, net of issuance costs.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 9 – SHARE CAPITAL (continued):

d.	On May 7, 2020 and May 11, 2020, the Company entered into securities purchase agreements with several institutional investors and existing shareholders to purchase 11,492,065 of the Company’s ordinary shares at a purchase price of $1.575 per share in a registered direct offering. In a concurrent private placement, the Company issued to investors and existing shareholders in the offering unregistered warrants to purchase up to 11,492,065 ordinary shares. Each warrant is exercisable immediately upon issuance at an exercise price of $1.45 per share and will remain exercisable for 18 months following issuance date. The offering raised a total of $18.1 million, with net proceeds of $16.4 million, after deducting fees and expenses. The closing of the sale of the ordinary shares and warrants occurred on May 11, 2020 and May 13, 2020.

The fair value of the warrants is computed using the Black-Scholes option-pricing model. The underlying data used for computing the fair value of the warrants are mainly as follows: ordinary share price based on the current price of an ordinary share: $1.27-$1.63; expected volatility based on Company historical trade: 74%-76%; risk-free interest rate: 0.155%-0.165%; expected dividend: zero; and expected life to exercise of 1.5 years. The consideration was allocated between ordinary shares and warrants based on the ratio of the warrants’ fair value and the ordinary share price.

As of December 31, 2020, none of the warrants were exercised.

e.	On July 29, 2020, the general meeting of the shareholders of the Company approved the increase of the authorized share capital of the Company by 80,000,000 ordinary shares to 150,000,000 ordinary shares, par value NIS 0.01 per share.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 9 – SHARE CAPITAL (continued):

f.	Share based compensation plans

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

In April 2011, the Company’s board of directors approved a new option plan (the “New Plan”). Under the New Plan, the Company reserved up to 766,958 Ordinary Shares (of which 159,458 Ordinary Shares shall be taken from the unallocated pool reserved under the Plan) for allocation to employees and non-employees. Any option which was granted under the New Plan and was not exercised within twenty years from the date when it becomes exercisable, will expire.

In September 2014, the Company’s shareholders approved the adoption of the Employee Share Ownership and Option Plan (2014) (“2014 Plan”) effective as of the closing of the public offering. Under the 2014 Plan, the Company reserved up to 928,000 Ordinary Shares (of which 28,000 Ordinary Shares shall be taken from the unallocated pool reserved under the New Plan). The Ordinary Shares to be issued upon exercise of the options confer the same rights as the other Ordinary Shares of the Company, immediately upon allotment. Any option which was granted under the 2014 Plan and was not exercised within twenty years from the date when it becomes exercisable, will expire.

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

Options granted in 2018, 2019 and 2020:

	Number of options granted according to option plan of the company	Exercise price per Ordinary Share	The fair value of options on date of grant (in
Date of grant	Total	($)	thousands)
January 2018	128,000	$6.9	$838
June 2018	50,000	$2.22	$119
September 2018	30,000	$1.78	$46
December 2018	1,305,000	$1.22	$1,300
December 2019	1,346,000	$1.22	$1,411
November 24, 2020	125,000	$1.17	$135
December 8, 2020	1,343,000	$1.22	$1,753

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 9 – SHARE CAPITAL (continued):

All of the options granted in 2018, 2019, 2020 will vest by 4 years with 25% on the first-year anniversary; the remaining 75% at 1/12 of the options at the end of each quarter over the course of the last 3 years.

The fair value of the options on the date of grant was computed using the Black-Scholes model. Fair value of the options was estimated using the expected volatility. The risk-free interest rate was determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the options.

The fair value of the Company’s stock options and RSUs granted for the years ended December 31, 2020, 2019 and 2018 was estimated using the following assumptions:

	2020	2019	2018
Value of one ordinary share	$1.21 -$1.45	$1.15	$1.09- $7.20
Expected stock price volatility	94%	100%	97%-100%
Expected term (in years)	11	11	11
Risk free interest rate	0.88%-0.91%	1.91%	2.46%-2.93%
Dividend yield	-	-	-

g.	Changes in the number of options and RSUs and weighted average exercise prices are as follows:

	Year ended December 31
	2020		2019		2018
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of year	6,373,331	$2.91	5,056,914	$3.36	4,036,095	$3.88
Granted	1,468,000	1.22	1,346,000	1.22	1,513,000	1.74
Exercised	-	-	-	-	(97,042)	0.33
Forfeited and expired	(271,705)	4.35	(29,583)	3.30	(395,140)	3.31
Outstanding at end of year (1)	7,569,626	$2.53	6,373,331	$2.91	5,056,914	$3.36
Exercisable at end of year	4,149,359	$3.43	3,294,647	$3.73	2,478,796	$3.70

(1)	Out of which number of RSUs 102,334, 102,334 and 114,668 for the years ended December 31, 2020, 2019 and 2018, respectively

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 9 – SHARE CAPITAL (continued):

h.	The following is information about exercise price and remaining contractual life of outstanding options and RSUs at year-end:

December 31, 2020			December 31, 2019			December 31, 2018
Number of options outstanding at end of year	Exercise Price	Weighted average of remaining contractual life	Number of options outstanding at end of year	Exercise price	Weighted average of remaining contractual life	Number of options outstanding at end of year	Exercise Price	Weighted average of remaining contractual life
509,176	$0.002	10.14	509,176	$0.002	10.88	521,509	$0.002	11.34
125,000	$1.17	19.91	-	-	-	-	-	-
72,990	$1.21	3.72	72,990	$1.21	4.72	72,990	$1.21	5.72
4,491,494	$1.22-2.47	16.61	3,244,969	$1.22-2.47	30.38	1,898,969	$1.22-2.47	15.54
538,871	$3.30-3.48	11.92	559,871	$3.30-3.48	12.96	559,871	$3.30-3.48	13.96
30,000	$6.03	14.12	60,000	$6.03	15.13	60,000	$6.03	16.13
106,625	$6.90	17.02	116,000	$6.90	18.02	116,000	$6.9	19.2
342,470	$7.52	14.88	372,470	$7.52	15.88	372,470	$7.52	16.88
1,353,000	$5.08-5.99	16.36	1,437,855	$5.08-5.99	17.36	1,455,105	$5.08-5.99	18.38

7,569,626			6,373,331			5,056,914

The aggregate intrinsic value for the options outstanding as of December 31, 2020, 2019 and 2018 was $3.7 million, $0.6 million and, $0.5 million, respectively.

i.	Expenses for share based compensation recognized in statements of operations were as follows:

	Year ended December 31
	2020	2019	2018
	U.S. dollars in thousands
Research and development expenses	$834	$1,236	$2,255
Administrative and general expenses	827	1,015	1,541
Marketing expenses	-	-	71
	$1,661	$2,251	$3,867

The remaining unrecognized compensation expenses as of December 31, 2020 are $2,680 thousand; The unrecognized compensation cost is expected to be recognized over a weighted average period of 1.1 years.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME

a.	Measurement of results for tax purposes

The Company as a “foreign-investment company” measures its results for tax purposes in dollar based on Income Tax Regulations (Bookkeeping Principles of Foreign Invested Companies and of Certain Partnerships and the Determination of Their Taxable Income), 1986.

b.	Tax rates

The Company is taxed according to Israeli tax laws. The taxable income of the Company, other than income from Benefited Enterprises (see c below), is subject to the regular Israeli corporate tax rate, which is currently 23%.

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

The period of tax benefits, as described above, is limited to 12 years from the beginning of the Benefited Enterprise election year (2012). As of December 31, 2020, the period of benefits has not yet commenced.

In the event of distribution or deemed distribution of dividends from income which was tax exempt as above, the amount distributed will be subject to the tax rate it was exempted from.

The Company is entitled to claim accelerated depreciation in respect of equipment used by the Benefited Enterprises during five tax years.

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

NOTE 10 – TAXES ON INCOME (continued):

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

Additional amendments to the Investment Law became effective in January 2017 (the “2017 Amendment”). Under the 2017 Amendment, and provided the conditions stipulated therein are met, income derived by Preferred Companies from ‘Preferred Technological Enterprises’ (“PTE”) (as defined in the 2017 Amendment), would be subject to reduced corporate tax rates of 7.5% in Development Zone “A” and 12% elsewhere, or 6% in case of a ‘Special Preferred Technological Enterprise’ (“SPTE”) as defined in the 2017 Amendment) regardless of the company’s geographical location within Israel. A Preferred Company distributing dividends from income derived from its PTE or SPTE, would subject the recipient to a 20% tax (or lower, if so provided under an applicable tax treaty). The 2017 Amendment further provides that, in certain circumstances, a dividend distributed to a corporate shareholder who is not an Israeli resident for tax purposes would be subject to a 4% tax (inter alia, if the amount of foreign investors in the distributing company exceeds 90%). Such taxes would generally be withheld at source by the distributing company.

On June 14, 2017, the Encouragement of Capital Investments Regulations (Preferred Technology Income and Capital Profits for a Technological Enterprise), 2017 (the “Regulations”) were published, which adopted Action 5 under the base erosion and profit shifting (“BEPS”) regulations. The Regulations describe, inter alia, the mechanism used to determine the calculation of the benefits under the PTE and under the SPTE Regime and determine certain requirements relating to documentation of intellectual property for the purpose of the PTE. According to these provisions, a company that complies with the terms under the PTE regime may be entitled to certain tax benefits with respect to income generated during the company’s regular course of business and derived from the preferred intangible asset (as determined in the Investments Law), excluding income derived from intangible assets used for marketing and income attributed to production activity. In the event that intangible assets used for marketing purposes generate over 10% of the PTE’s income, the relevant portion, calculated using a transfer pricing study, would be subject to regular corporate income tax. If such income does not exceed 10%, the PTE will not be required to exclude the marketing income from the PTE’s total income. The Regulations set a presumption of direct production expenses plus 10% with respect to income related to production, which can be countered by the results of a supporting transfer pricing study. Tax rates applicable to such production income expenses will be similar to the tax rates under the Preferred Enterprise regime, to the extent such income would be considered as eligible. In order to calculate the preferred income, the PTE is required to take into account the income and the research and development expenses that are attributed to each single preferred intangible asset. Nevertheless, it should be noted that the transitional provisions allow companies to take into account the income and research and development expenses attributed to all of the preferred intangible assets they have. Under the Regulations, the Company’s corporate tax rate is expected to be between 12% to 16%.

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

As of December 31, 2020, the Company’s management decided not to adopt the application of the Amendment.

There is no assurance that future taxable income of the Company will qualify as Benefited, Preferred or Preferred Technological income or that the benefits described above will be available to the Company in the future.

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (continued):

d.	Losses for tax purposes carried forward to future years

The balance of carry forward losses as of December 31, 2020 is $198.1 million.

Under Israeli tax laws, carryforward tax losses have no expiration date.

Deferred tax assets on losses for tax purposes carried forward to subsequent years are recognized if utilization of the related tax benefit against a future taxable income is expected.

As the achievement of required future taxable income is not likely, the Company recorded a full valuation allowance.

e.	Tax assessments

The Company has tax assessments that are considered to be final through tax year 2015.

f.	Deferred Taxes

The following table presents summary of information concerning the Company’s deferred taxes as of the periods ending December 31, 2020 and December 31, 2019.

	December 31
	2020	2019
	U.S. dollars in thousands
In respect of:
Net operating loss carry forwards	45,553	41,605
Research and development expenses	3,244	1,954
Other timing differences	375	211
Less – valuation allowance	(49,172)	(43,770)
Net deferred tax assets	-	-

Deferred taxes are computed using the tax rates expected to be in effect when those differences reverse.

The changes in valuation allowance are comprised as follows:

	December 31,
	2020	2019
	(U.S. dollars in thousands)
Balance at the beginning of year	$43,770	$40,589
Additions during the year	5,402	3,181
Balance at end of year	$49,172	$43,770

Losses for tax purposes carried forward to future years:

The main reconciling item between the statutory tax rate of the Company and the effective rate is the provision for a full valuation allowance in respect of tax benefits from carry forward tax losses due to the uncertainty of the realization of such tax benefits and the Company’s three year cumulative loss position (see above).

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 11 – SUPPLEMENTARY FINANCIAL INFORMATION:

	December 31
	2020	2019
	U.S. dollars in thousands
a. Other current assets:
Institutions - VAT	$187	$205
Prepaid expenses	1,215	602
Government grants receivable	6	424
Other	11	10
	$1,419	$1,241

b. Accounts payable-other:
Accrued expenses	$3,632	$3,650
Employee-related accrued expenses	337	309
Provision for vacation	306	217
	$4,275	$4,176

NOTE 12 – LOSS PER SHARE:

Basic and diluted loss per share:

Basic

Basic loss per share is calculated by dividing the result attributable to equity holders of the Company by the weighted average number of Ordinary Shares in issue during the year.

Diluted

All Ordinary Shares underlying outstanding options, RSU’s and warrants have been excluded from the calculation of the diluted loss per share for the years ended December 31, 2020, 2019 and 2018 since their effect was anti-dilutive. The total number of options, RSU’s and warrants excluded from the calculations of diluted loss per share were – 23,264,072, 13,528,092 and 12,211,676 for the years ended December 31, 2020, 2019 and 2018, respectively.

	Year ended December 31
	2020	2019	2018
	U.S. dollars in thousands, except per share data
Basic and diluted:
Loss attributable to equity holders of the Company	$24,225	$19,396	$20,496

Weighted average number of ordinary shares in issue	43,668,155	35,881,256	32,969,094

Loss per ordinary share	$0.55	$0.54	$0.62

VASCULAR BIOGENICS LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 13 – SUBSEQUENT EVENT:

a.	On January 14, 2021, the Company entered into an ordinary share purchase agreement (Agreement) of up to $20 million of the Company’s ordinary shares, par value NIS 0.01 per share, with Aspire Capital Fund, LLC. The ordinary shares may be sold from time to time based on the Company’s notice to Aspire Capital over the 30-month term of the purchase Agreement.

b.	During January and February 2021 the Company issued 6,947,272 ordinary shares out of which (a) 4,861,906 shares issued from exercise of warrants; (b) 1,285,366 shares from the At-The-Market (ATM); and (c) sale of 800,000 shares to Aspire Capital Fund, LLC under the Agreement. The accumulated gross proceeds from the sale of the above shares is approximately $12,345 thousand.

Regarding the ATM sales the Company failed to file a prospectus supplement specifying details regarding such sales. This may have constituted a violation of Section 5 of the Securities Act and may give rise to liability under Section 12 of the Securities Act (which generally provides a rescission remedy for offers and sales of securities in violation of Section 5) as well as potential liability under the anti-fraud provisions of federal and state securities laws and state rescission laws.

In such event, anyone who acquired such ordinary shares would have a right to rescind the purchase. If all the shareholders who acquired ordinary shares demanded rescission, the maximum that the Company would be obligated to repay would be approximately $3,500 thousand, plus interest. Out of the $3,500 thousand, there was an identified buyer of approximately $1,900. That buyer has agreed to waive his rescission right and signed a respective waiver. The Securities Act generally requires that any claim brought for a violation of Section 5 of the Securities Act be brought within one year of the violation. Additionally, if it is determined that such sales did in fact violate the Securities Act, the Company may become subject to fines and penalties imposed by the SEC and state securities agencies. Management is evaluating the impact of this matter on the Company including the penalty to be recorded as such transactions occurred in 2021.

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

92

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

93

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VASCULAR BIOGENICS LTD.

By:	/s/ Dror Harats
Dror Harats
Chief Executive Officer

Date: March 25, 2021

94